

03022812

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great-West Lifeco Inc.

*CURRENT ADDRESS 100 Osborne Street North
Winnipeg Manitoba R3C 3A5

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

FILE NO. 82- 34728 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 5/15/03

RECD S.E.C.
APR - 7 2003
1086

03 APR -8 AM 7:21

ANNEX A

(Volume I – Items 1 through 13)

INDEX TO ANNEX A

1. Press release announcing completion of an offering of debentures, dated and filed March 21, 2003

2. Final short-form prospectus in respect of an offering of debentures, dated and filed March 14, 2003

3. Audited annual financial statements for the fiscal year ended December 31, 2002, dated January 30, 2003 and filed March 13, 2003

4. Management's Discussion and Analysis for the year ended December 31, 2002, filed March 13, 2003

5. Press release announcing the filing of comparative audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2002, dated and filed March 13, 2003

6. Underwriting agreement in respect of an offering of debentures, dated and filed March 10, 2003

7. Preliminary short-form prospectus in respect of an offering of debentures, dated and filed March 10, 2003

8. Press release announcing an offering of debentures, dated and filed March 6, 2003

9. Material Change Report relating to the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation dated February 14, 2003 and filed February 24, 2003

10. Amended notice of the annual meeting of shareholders and record date, dated and filed February 20, 2003

11. Notice of the annual meeting of shareholders and record date, dated February 17, 2003 and filed February 19, 2003

12. Press release announcing the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation, dated and filed February 17, 2003

13. Press release announcing 2002 financial results and dividend increase, dated and filed January 30, 2003

14. Final long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

15. Underwriting agreement in respect of the offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

16. Preliminary long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed November 29, 2002

17. Interim financial statements for the nine months ended September 30, 2002, dated October 29, 2002 and filed November 19, 2002

18. Exempt issuer bid material in respect of approval by the TSX of a normal course issuer bid, dated and filed November 18, 2002

19. Notice of intention to make a normal course issuer bid, dated and filed November 18, 2002

20. Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Reg.), dated and filed November 18, 2002

21. Press release reporting third quarter results, dated October 29, 2002 and filed October 30, 2002

22. Press release announcing redemption of First Preferred Shares, Series B, dated and filed September 25, 2002

23. Interim financial statements for the six months ended June 30, 2002, dated July 30, 2002 and filed August 13, 2002

24. Press release reporting second quarter results and dividend increase, dated and filed July 30, 2002

25. Annual Return pursuant to section 263 of the Canada Business Corporations Act, dated and filed June 6, 2002

26. Interim financial statements for the quarter ended March 31, 2002, dated April 25, 2002 and filed May 23, 2002

27. Management's Discussion and Analysis for the year ended December 31, 2001, filed May 16, 2002

28. 2001 Annual Information Form, dated April 25, 2002 and filed May 16, 2002

29. Press release reporting first quarter results, dated and filed April 25, 2002

30. 2001 Annual Report, filed April 2, 2002

31. Audited annual financial statements for the year ended December 31, 2001, dated January 30, 2002 and filed April 2, 2002

32. Form of proxy for the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

33. Management proxy/information circular in respect of the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

34. Notice of the annual meeting of shareholders, dated March 8, 2002 and filed April 1, 2002

35. Notice of the annual meeting of shareholders and record date, dated February 12, 2002 and filed February 14, 2002

36. Press release reporting results for the year ended December 31, 2001 and dividend increase, dated January 30, 2002 and filed January 31, 2002

37. Insider reports dated and filed January 10, 2002, January 17, 2002, January 30, 2002, February 5, 2002, February 7, 2002, February 14, 2002, February 22, 2002, February 28, 2002, March 7, 2002, March 14, 2002, March 21, 2002, March 28, 2002, April 5, 2002, April 10, 2002, May 16, 2002, April 18, 2002, May 2, 2002, May 7, 2002, May 24, 2002, May 30, 2002, June 7, 2002, June 13, 2002, June 21, 2002, June 27, 2002, July 4, 2002, July 12, 2002, July 18, 2002, July 24, 2002, August 1, 2002, August 9, 2002, August 16, 2002, August 26, 2002, September 3, 2002, September 6, 2002, September 12, 2002, September 19, 2002, September 30, 2002, October 4, 2002, October 10, 2002, October 18, 2002, October 24, 2002, November 1, 2002, November 7, 2002, November 15, 2002, November 21, 2002, November 29, 2002, December 6, 2002, December 13, 2002, December 19, 2002, January 2, 2003, January 7, 2003, January 17, 2003, January 22, 2003, January 30, 2003, February 11, 2002, February 13, 2003, February 20, 2003, February 27, 2003, March 6, 2003, March 14, 2003, March 21, 2003, and March 27, 2003

ANNEX A – Item 1

GREAT-WEST
LIFECO INC.

RELEASE

TSX: GWO

Great-West Lifeco announces completion of debenture offering

WINNIPEG, March 21, 2003 - Great-West Lifeco Inc. today announced the closing of its offering of an aggregate of $600 million principal amount of debentures with a syndicate of underwriters led by BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. and including CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Casgrain & Company Limited.

The debentures were offered in two series:

- $200 million principal amount of the debentures maturing March 21, 2018, bearing interest at a rate of 6.14% per annum payable semi-annually, and priced to provide a yield to maturity of 6.14%; and
- $400 million principal amount of debentures maturing March 21, 2033, bearing interest at a rate of 6.67% per annum payable semi-annually, and priced to provide a yield to maturity of 6.671%.

The proceeds from the debentures will be used for general corporate purposes, and as part of the financing of the proposed acquisition of Canada Life Financial Corporation.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

Not for distribution to U.S. news wire services or dissemination in the United States.

ANNEX A – Item 2

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

Short Form Prospectus

New Issue | *March 14, 2003*



$600,000,000, being the aggregate of

$200,000,000 principal amount of 6.14% Debentures due March 21, 2018

$400,000,000 principal amount of 6.67% Debentures due March 21, 2033

$200,000,000 principal amount of 6.14% Debentures due March 21, 2018 (the "2018 Debentures") of Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") and $400,000,000 principal amount of 6.67% Debentures due March 21, 2033 (the "2033 Debentures") are offered hereunder, being an aggregate of $600,000,000 principal amount of 2018 Debentures and 2033 Debentures (collectively, the "Debentures").

The 2018 Debentures will be dated March 21, 2003 and will mature on March 21, 2018. Interest on the 2018 Debentures at the rate of 6.14% per annum will accrue from the date of closing of the offering hereunder and will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year commencing September 21, 2003, until March 21, 2018. The 2033 Debentures will be dated March 21, 2003 and will mature on March 21, 2033. Interest on the 2033 Debentures at the rate of 6.67% per annum will accrue from the date of closing of the offering hereunder and will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year commencing September 21, 2003, until March 21, 2033. **The effective yield on the 2033 Debentures purchased at 99.987% of their principal amount, the price at which the Underwriters (as defined below) have agreed to purchase the 2033 Debentures, and held to maturity, will be 6.671%.** See "Details of the Offering".

The Corporation may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined below) and par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the Debentures to be redeemed will be selected by the Trustee (as defined below) pro rata or in such other manner as it shall deem appropriate. Any Debentures that are redeemed by the Corporation will be cancelled and will not be reissued. See "Details of the Offering".

The Debentures will be direct, unsecured and unsubordinated obligations of Great-West Lifeco and will rank equally and rateably with all existing or future unsecured and unsubordinated indebtedness of Great-West Lifeco.

	Price to Public	Underwriters' Fee and Discount (1)	Net Proceeds to the Corporation (2)(3)
Per $1,000 principal amount of 2018 Debentures	Non-Fixed Price	$7.50	$992.50
Per $1,000 principal amount of 2033 Debentures	Non-Fixed Price	$9.13	$990.87
Total	Non-Fixed Price	$5,152,000	$594,848,000

(1) Consisting of (i) an underwriting fee of $7.50 per $1,000 of principal amount of the 2018 Debentures and an underwriting fee of $9.00 per $1,000 of principal amount of 2033 Debentures and (ii) an underwriting discount of $0.13 per $1,000 of principal amount of 2033 Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to Great-West Lifeco.

(2) Plus accrued interest, if any, from March 21, 2003 to the date of delivery.

(3) Before deduction of the expenses of this issue, estimated at $250,000, which, together with the Underwriters' Fee, will be paid from the general funds of the Corporation.

BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Casgrain & Company Limited (collectively, the "Underwriters") have agreed to purchase the Debentures from the Corporation at 100% of the principal amount of 2018 Debentures and 99.987% of the principal amount of 2033 Debentures subject to the terms and conditions set forth in the Underwriting Agreement referred to under "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the securities will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), the co-lead Underwriter, is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, an indirect majority-owned subsidiary of Bank of Montreal. Bank of Montreal has underwritten credit facilities to Great-West Lifeco as part of the financing of the acquisition by Great-West Lifeco of Canada Life Financial Corporation. See "Acquisition of Canada Life Financial Corporation". **By virtue of the relationship of BMO Nesbitt Burns with Bank of Montreal, the Corporation may be considered to be a connected issuer of BMO Nesbitt Burns under applicable securities legislation in connection with the offering. See "Plan of Distribution".**

Closing of this offering is expected to take place on March 21, 2003. Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing each of the 2018 Debentures and the 2033 Debentures will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Debentures will receive only a customer confirmation from [illegible] participant and from or through whom the Debentures are purchased. See "Details of the [illegible]

The Debentures will not be listed on any sec [illegible] h the Debentures may be sold and purchasers may not be able to resell [illegible]

03 APR -8 AM 7:21

TABLE OF CONTENTS

GREAT-WEST LIFECO INC.

Corporate Structure

The following chart summarizes Great-West Lifeco's corporate structure, including its interests in its material subsidiaries. Unless otherwise indicated, all companies are incorporated under the laws of Canada. The indicated percentages represent holdings of common shares.


Great-West Lifeco Inc.
100%
100%*
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
London Life Insurance Company

*Held by Great-West Lifeco through wholly-owned subsidiaries.

General

Great-West Lifeco was incorporated under the *Canada Business Corporations Act* (the ''CBCA'') on November 8, 1979. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999 and April 26, 2001.

The head office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

Great-West Lifeco holds directly all of the outstanding common shares of The Great-West Life Assurance Company (''Great-West Life''), all of the outstanding preferred shares of London Life Insurance Company (''London Life'') and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company (''GWL&A''). Great-West Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, London Life and GWL&A. However, Great-West Lifeco is not restricted to investing only in such securities and on February 17, 2003, Great-West Lifeco announced that it had entered into a definitive agreement with Canada Life Financial Corporation (''Canada Life'') to acquire 100% of the outstanding common shares of Canada Life. See ''Acquisition of Canada Life Financial Corporation''. As at December 31, 2002, Power Financial Corporation controlled, directly or indirectly, approximately 82.89% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

The Great-West Life Assurance Company and London Life Insurance Company

Great-West Life was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. Great-West Life owns all of the common shares of London Insurance Group Inc. (''LIG''), a

company continued under the CBCA. LIG owns all of the common shares of London Life. Both Great-West Life and London Life are Canadian insurance companies governed by the *Insurance Companies Act* (Canada).

Great-West Life and London Life serve more than nine million Canadians with a broad portfolio of financial and benefit plan solutions for families, individuals, businesses and organizations. Products are marketed through a network of Great-West Life and Freedom 55 Financial™ security advisors, and through brokers and marketing agreements with other financial institutions. Great-West Life is also a supplier of reinsurance in the United States and Europe through London Reinsurance Group Inc. The operations of Great-West Life and London Life are managed from Winnipeg, Manitoba and London, Ontario.

Great-West Life & Annuity Insurance Company

Great-West Lifeco's principal United States subsidiary is GWL&A, a stock life insurance company organized in 1907 and domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. (''GWL&A Financial''), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco.

In the United States, GWL&A offers a full range of healthcare, life and disability insurance, annuities and retirement plans and services.

ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

On February 17, 2003, Great-West Lifeco announced that it had entered into a definitive agreement (the ''Transaction Agreement'') with Canada Life to acquire 100% of the outstanding common shares of Canada Life for approximately $7.3 billion, which represents a purchase price of $44.50 per common share. Each holder of a Canada Life common share would be entitled to receive, for each such share held, at his or her election, (i) $44.50 in cash (the maximum cash to be paid limited to approximately $4.4 billion; (ii) 1.1849 Great-West Lifeco common shares (the maximum number of such shares to be issued limited to approximately 56 million shares); (iii) 1.78 Great-West Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares (the maximum number of such shares to be issued limited to 24 million shares); (iv) 1.78 Great-West Lifeco 5.90% non-cumulative perpetual preferred shares (the maximum number of such shares to be issued limited to 8 million shares); or (v) a combination of the above alternatives, subject in each case to the maximum amounts noted and any resultant proration.

The Transaction Agreement provides that the completion of the acquisition of Canada Life is subject to a number of conditions including:

(a) the approval of the transaction by the holders of the Canada Life common shares at a meeting of Canada Life shareholders called to approve the transaction, as required by applicable laws;

(b) the receipt of all regulatory approvals of the transaction required or appropriate under regulatory legislation, on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Great-West Lifeco and Canada Life on a combined basis;

(c) the absence of any restrictions or limitations on the completion of the transaction under the competition laws of Canada, the United States, the United Kingdom and the European Community;

(d) the receipt of all other material consents, waivers, permits, orders and approvals required to permit the consummation of the transaction on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Great-West Lifeco and Canada Life on a combined basis;

(e) Great-West Lifeco shall have determined that the Canada Life shareholder rights plan shall have been waived by Canada Life's shareholders or otherwise rendered unexercisable or unenforceable; and

(f) other conditions customary to transactions of this nature.

In addition to representations, warranties, conditions and other provisions customary in an agreement of this type, the Transaction Agreement provides for the payment by Canada Life to Great-West Lifeco of a fee of approximately $287 million in the event that, among other things, the board of directors of Canada Life fails to recommend or confirm its recommendation of the transaction within two business days of being requested to do so by Great-West Lifeco. The Transaction Agreement also contains non-solicitation provisions and provides that Canada Life give immediate notice to Great-West Lifeco of the terms of (and then a right to match) any potential competing offer.

Investors Group Inc. (''Investors Group'') and Power Financial Corporation (''Power Financial'') have agreed to invest up to $100 million and $800 million, respectively, to acquire common shares of Great-West Lifeco from treasury. The purchase price per Great-West Lifeco common share will be $37.556 cash. Such purchases will be completed approximately coincident with payment for the Canada Life common shares by Great-West Lifeco. The economic interest which Power Financial has, directly and through Investors Group, in Great-West Lifeco, currently 80.9%, is expected to be reduced to approximately 71.6% once the transaction as announced is completed. In addition to the investments of Investors Group and Power Financial, Great-West Lifeco expects that the cash component of its proposed acquisition of Canada Life will be financed by: the net proceeds from the sale of the Debentures offered hereunder; existing Great-West Lifeco cash; and term financing of up to $600 million and a short term credit facility, both of which have been underwritten by Bank of Montreal.

Subject to satisfaction of the conditions and other requirements of the Transaction Agreement, it is expected that the acquisition will be completed in the third quarter of 2003.

Following the acquisition of Canada Life by Great-West Lifeco, Great-West Lifeco intends to continue to be a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses.

On February 24, 2003 Great-West Lifeco filed with the provincial securities commissions or similar authorities in Canada a material change report dated the same date with respect to its agreement with Canada Life to acquire 100% of the outstanding common shares of Canada Life for approximately $7.3 billion. This is the only material change report filed by the Corporation since January 1, 2003.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma consolidated financial statements of Great-West Lifeco attached to this prospectus give effect to the Transaction Agreement respecting the acquisition of Canada Life by Great-West Lifeco and the issuance of the Debentures under this short form prospectus. These transactions have been reflected as if they had occurred as of December 31, 2002 for the purposes of the pro forma consolidated balance sheet and as of January 1, 2002 for the purposes of the pro forma summary of consolidated operations for the year ended December 31, 2002.

The pro forma consolidated financial statements are not intended to reflect the consolidated results of operations or the consolidated financial position that would actually have resulted had the transactions been consummated on the dates indicated, and do not represent a projection or forecast of the results which may be reported in the future. This information has been prepared for illustrative purposes only and in order to comply with applicable securities regulation.

The specific pro forma adjustments and the basic assumptions used in the preparation of the pro forma consolidated financial statements are described in detail in the notes thereto. The pro forma adjustments are based on information currently available, on the assumptions which the Corporation considers reasonable under the circumstances and on historic accounting practices applicable to business combinations.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures offered hereunder will amount to approximately $594,598,000 after deduction of the Underwriters' fee, the Underwriters' discount and the estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the general funds of the Corporation. The net proceeds of this offering will be used by the Corporation for general corporate purposes and, assuming that the acquisition is completed, as part of the financing of the acquisition of Canada Life. See ''Acquisition of Canada Life Financial Corporation''.

DETAILS OF THE OFFERING

The following is a summary of certain of the material attributes and characteristics of the Debentures, which does not purport to be complete. Reference is made to the 2018 Trust Indenture and the 2033 Trust Indenture referred to below for the full text of the material attributes and characteristics applicable to the 2018 Debentures and 2033 Debentures, respectively. Copies of the Trust Indentures may be examined at the head office of the Corporation located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5 until the completion of this offering. Debenture holders

will be entitled to the benefit of, will be bound by, and will be deemed to have notice of, all of the provisions of the applicable Trust Indenture.

General

The 2018 Debentures will be issued under and pursuant to the provisions of a trust indenture (the "2018 Trust Indenture"), to be dated as of March 21, 2003 and the 2033 Debentures will be issued under and pursuant to the provisions of a trust indenture (the "2033 Trust Indenture", together with the 2018 Trust Indenture, the "Trust Indentures") to be dated as of March 21, 2003 between the Corporation and Computershare Trust Company of Canada, as trustee (the "Trustee"). The 2018 Trust Indenture and the 2033 Trust Indenture will provide for the creation of the 2018 Debentures and the 2033 Debentures, respectively, offered under this Prospectus. The 2018 Debentures will be dated March 21, 2003, will mature on March 21, 2018, and will be limited to $200,000,000 aggregate principal amount. The 2033 Debentures will be dated March 21, 2003, will mature on March 21, 2033, and will be limited to $400,000,000 aggregate principal amount. The Debentures will be issued without coupons, in denominations of $1,000 and authorized multiples thereof. The principal and interest on the Debentures will be paid in lawful money of Canada in the manner and on the terms set out in the Trust Indentures.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased, transferred or redeemed through participants ("Participants") in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing each of the 2018 Debentures and the 2033 Debentures to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Debentures will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of Debentures will receive a customer confirmation of purchase from the registered dealer from which the Debentures are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures. Reference in this short form prospectus to a holder of Debentures means, unless the context otherwise requires, the owner of the beneficial interest in the Debentures.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Debentures and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Debentures will be issued in fully registered form to holders or their nominees.

Transfers and Redemptions of Debentures

Transfers of ownership and redemptions of Debentures will be effected through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Debentures, may do so only through Participants.

The ability of a holder to pledge a Debenture or otherwise take action with respect to such holder's interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, and interest on each Debenture will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Debenture and the Corporation understands that such payments will be credited by CDS or its nominee to Participants. Payments to holders of Debentures of amounts so credited will be the responsibility of the Participants.

As long as CDS or its nominee is the registered holder of the Debentures, CDS or its nominee, as the case may be, will be considered the sole owner of the Debenture for the purposes of receiving notices or payments on the Debentures. The responsibility and liability of the Corporation in respect of notices or payments on the Debentures is limited to giving notice or making payment of any principal, redemption price, if any, and interest due on the Debentures to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights with respect to a Debenture. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to a Debenture, CDS would authorize the Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, the Trustee and CDS. Any holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

The Corporation, the Underwriters and the Trustee, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interest in Debentures held by CDS or the book-entry accounts maintained by CDS, or (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest, or (iii) any advice or representation made by or with respect to CDS and contained herein or in the Trust Indentures with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the Participants.

Ranking

The Debentures will be direct, unsecured and unsubordinated obligations of the Corporation and will rank equally and rateably with all existing or future direct, unsecured and unsubordinated indebtedness of the Corporation.

Covenants

Each Trust Indenture will contain covenants substantially to the following effect:

1. so long as any of the Debentures issued thereunder are outstanding, the Corporation will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Corporation shall secure or cause to be secured equally and rateably therewith all the Debentures issued thereunder and then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances; and

2. the Corporation will not, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either in one transaction or in a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other person (a ''Successor Person'') unless, in addition to the Corporation delivering an appropriate certificate and/or opinion of counsel to the Trustee:

   (a) the transaction is a short-form amalgamation under the CBCA;

   (b) the transaction is an amalgamation under the CBCA pursuant to an amalgamation agreement or is another transaction pursuant to which the Successor Person is the Corporation; and (i) the Successor Person is subject to all duties, liabilities and obligations of the Corporation under the Trust Indenture and the Debentures issued thereunder; and, (ii) there is not at the time of the transaction or immediately thereafter any condition or event that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of the Trust Indenture; or

   (c) the Successor Person is other than the Corporation and (i) such person assumes the obligations of the Corporation under the Trust Indenture; (ii) such transaction does not materially prejudice any of the rights and powers of the Trustee or the holders of the Debentures issued thereunder; and (iii) there is not at the time of the transaction or immediately thereafter any condition or event that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of the Trust Indenture.

Events of Default

Each Trust Indenture will provide that an "Event of Default" in respect of the Debentures issued thereunder will occur upon:

1. the Corporation's failure to pay any principal of or premium on such Debentures when due and the continuance of such default for a period of five days;
2. the Corporation's failure to pay any interest on such Debentures when due and the continuance of such default for a period of 30 days;
3. the Corporation's failure to perform or observe any other covenant or agreement of the Corporation under the Trust Indenture, any supplemental indenture thereto or such Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Corporation by the Trustee;
4. the failure by the Corporation or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest when due and payable on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or
5. the Corporation or any Material Subsidiary becoming insolvent or bankrupt or being ordered wound-up or liquidated or a resolution being passed for the winding-up or liquidation of the Corporation.

If an Event of Default under a Trust Indenture has occurred and is continuing, the Trustee may, in its discretion and shall, upon request of holders of not less than 25% of the principal amount of Debentures issued thereunder and upon being indemnified against all costs, expenses and liabilities to be incurred, declare the principal of and interest on all outstanding Debentures issued thereunder to be immediately due and payable and enforce such payment.

Interest

Interest on the 2018 Debentures at a rate of 6.14% per annum will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year, commencing on September 21, 2003 and continuing until March 21, 2018. If any of the aforesaid dates upon which interest on the 2018 Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter.

Interest on the 2033 Debentures at a rate of 6.67% per annum will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year, commencing on September 21, 2003 and continuing until March 21, 2033. If any of the aforesaid dates upon which interest on the 2033 Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter.

Redemption

The Corporation may, at its option, redeem Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption of Debentures issued under a Trust Indenture, the Debentures to be redeemed will be selected by the Trustee pro rata or in such manner as it shall deem equitable. Any Debentures that are redeemed by the Corporation will be cancelled and will not be reissued.

Open Market Purchases

The Corporation will have the right to purchase Debentures in the market or by tender or by contract at any price. All Debentures that are purchased by the Corporation will be cancelled and will not be reissued. Notwithstanding the foregoing, any subsidiary of the Corporation may purchase Debentures in the ordinary course of its business of dealing in securities.

Satisfaction and Discharge

Each Trust Indenture will contain provisions requiring the Trustee to release the Corporation from its obligations under such Trust Indenture and the Debentures issued thereunder provided that (i) the Corporation satisfies the Trustee that it has irrevocably deposited funds or made due provision for the payment of the fees and expenses of the Trustee and for payment of all principal and interest and other amounts due or to become due on the Debentures issued thereunder and (ii) other conditions specified in such Trust Indenture are satisfied.

Modification

Each Trust Indenture and the rights of the holders of Debentures issued thereunder may, in certain circumstances, be modified. For that purpose, among others, each Trust Indenture will contain provisions making extraordinary resolutions binding upon all holders of Debentures issued thereunder. "Extraordinary Resolution" will be defined, in effect, as a resolution passed by the affirmative vote of the holders of not less than 66⅔% of the principal amount of Debentures issued thereunder represented and voted at a meeting duly called and held in accordance with the Trust Indenture or as a resolution contained in one or more instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures issued thereunder.

Definitions

Each Trust Indenture will contain definitions substantially to the following effect:

"business day" shall mean a day on which banks are open for business in Toronto.

"Canada Yield Price", shall mean a price which, if the Debentures were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to March 21, 2018 in the case of 2018 Debentures and March 21, 2033 in the case of 2033 Debentures, equal to the Government of Canada Yield, plus 24 basis points for the 2018 Debentures and 30 basis points for the 2033 Debentures, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption.

"Funded Obligation" shall mean any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed.

"Government of Canada Yield" on any date shall mean the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by the Trustee from a list of investment dealers provided by the Corporation, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to March 21, 2018, in the case of 2018 Debentures, and March 21, 2033, in the case of 2033 Debentures.

"Indebtedness" shall mean any indebtedness of any person for borrowed money other than money borrowed from the Corporation or a subsidiary of the Corporation.

"Material Subsidiary" shall mean any of Great-West Life, GWL&A, GWL&A Financial Inc., LIG, London Life, and Canada Life and The Canada Life Assurance Company (if and when they become subsidiaries of Great-West Lifeco), and "Material Subsidiaries" shall mean all of such companies.

"Obligations" shall mean, with respect to any person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such person, and all contingent liabilities of such person.

"Permitted Encumbrances" shall mean any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Corporation;

(b) any Security Interest on a property or asset acquired by the Corporation that secures the Obligation of a person (whether or not such Obligation is assumed by the acquiring person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Corporation;

(d) any Security Interest on any of the Corporation's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Corporation other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing, provided that the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

"Security Interest" shall mean any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any Indebtedness or Obligation.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios are calculated as at December 31, 2002, and are adjusted to give effect to this offering.

The annual interest requirements of the Corporation would have amounted to approximately $117 million ($186 million on a pro forma basis, taking into account the acquisition of Canada Life) for the 12 months ended December 31, 2002.

The Corporation's earnings before taxes available for the payment of interest would have been approximately $1,493 million for the twelve months ended December 31, 2002, which is approximately 12.8 times (10.9 times on a pro forma basis, taking into account the acquisition of Canada Life) such annual interest requirements at December 31, 2002.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated March 10, 2003 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on March 21, 2003 or such other date not later than April 22, 2003 as may be agreed upon by the parties (the "Closing Date"), all but not less than all of the principal amount of Debentures at a price of $1,000 per $1,000 principal amount of the 2018 Debentures and a price of $999.87 per $1,000 principal amount of the 2033 Debentures, for a total consideration of $599,948,000 plus accrued interest, if any, from March 21, 2003 to the date of delivery, payable in cash to the Corporation against delivery of such principal amount of Debentures, and a certificate representing such Debentures. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $5,100,000 on account of underwriting services rendered in connection with this offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion if there should occur conditions of national or international consequence which in the opinion of the Underwriters may materially adversely affect Canadian financial or equity markets. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events including, any material adverse change in the business, financial condition, affairs, operations, assets, liabilities or capital of the Corporation which in the opinion of the Underwriters would be expected to have an adverse effect on the market price or value of the Debentures. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to the Corporation.

In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. Such transactions may begin, be interrupted or terminate at any time.

The Debentures offered hereby have not been and will not be registered under the 1933 Act or any state securities laws. Accordingly, the Debentures may not be offered, sold or delivered directly or indirectly in or within the United States, or to, or for the account or benefit of, U.S. persons. Offers and sales of Debentures in the United States would constitute a violation of the 1933 Act unless made in compliance with the registration requirements of the 1933 Act or pursuant to an exemption therefrom. BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), the co-lead Underwriter, is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, an indirect majority-owned subsidiary of Bank of Montreal. Bank of Montreal has underwritten credit facilities as part of the financing of the acquisition by Great-West Lifeco of Canada Life Financial Corporation. See "Acquisition of Canada Life Financial Corporation". **By virtue of the relationship of BMO Nesbitt Burns with Bank of Montreal, the Corporation may be considered to**

be a connected issuer of BMO Nesbitt Burns under applicable securities legislation in connection with the offering.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated April 25, 2002, including documents incorporated by reference therein;

(b) the audited consolidated comparative financial statements of the Corporation as at and for the year ended December 31, 2002 and the report of the auditors thereon;

(c) Management's Discussion and Analysis for the year ended December 31, 2002;

(d) the Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders of the Corporation held on April 25, 2002, except for the provisions of the circular titled "Executive Compensation — Composition of the Compensation Committees" on pages 11 and 12 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 12 and 13 of the circular and the graph titled "Five Year Total Shareholder Return Comparison" on pages 13 and 14 of the circular;

(e) the material change report of the Corporation dated February 24, 2003 and filed on February 24, 2003 with respect to its agreement with Canada Life to acquire 100 per cent of the outstanding common shares of Canada Life for approximately $7.3 billion;

(f) the audited consolidated comparative financial statements of Canada Life as at and for the years ended December 31, 2001 and 2000 respectively and the report of the auditors thereon; and

(g) the audited consolidated balance sheet as at December 31, 2002, the audited consolidated statements of net income, the audited consolidated statements of equity and the audited consolidated statements of cash flows of Canada Life for the year ended December 31, 2002 contained in the press release of Canada Life dated February 5, 2003.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Debentures for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
An Act respecting insurance (Québec), for an insurer, as defined in that act, incorporated under the laws of the Province of Québec, other than a guarantee fund
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined in that act, which invests its own funds and funds received as deposits and a savings company, as defined in that act, investing its funds
Supplemental Pension Plans Act (Québec)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
The Pension Benefits Act (Manitoba)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Debentures, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) (the "Income Tax Act") and the regulations thereunder (the "Regulations") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than a deferred profit sharing plan to which payments are made by the Corporation or another corporation with which the Corporation does not deal at arm's length), and would not be foreign property for purposes of Part XI of such Act.

RATINGS

The Debentures have been given a preliminary rating of AA (low) with a stable trend, by Dominion Bond Rating Service Limited ("DBRS"), and the rating is under review with negative implications. The Debentures have been given a preliminary rating of AA–/CreditWatch Negative by Standard & Poor's Corporation ("S&P").

Upon completion of the acquisition of Canada Life by Great-West Lifeco as announced, DBRS has indicated that it expects that its rating of the Debentures will be lowered to A (high), with a stable trend, and will be removed from the "under review" status and S&P has stated that it expects that its rating of the Debentures will be lowered by one notch.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

RISK FACTORS

Investment in the Debentures is subject to certain risks. Investors should consider carefully before purchasing Debentures the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure in the Management's Discussion and Analysis for the Year Ended December 31, 2002.

Acquisition of Canada Life

The completion of the acquisition by Great-West Lifeco of Canada Life is subject to a number of conditions, set out in the Transaction Agreement and described above under the heading "Acquisition of Canada Life Financial Corporation", and there can be no assurance that the acquisition will be completed.

The proposed acquisition by Great-West Lifeco of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. These anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial benefits may be less than anticipated. In

addition, the integration will give rise to restructuring costs and charges and these may be greater than currently anticipated. Further, the operating results and financial conditions of Great-West Lifeco and its subsidiaries could be materially adversely impacted by the focus on integration, and by geographical, regulatory and product differences in Canada Life's businesses, particularly in respect of Canada Life's operations in the United Kingdom.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay interest and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Debentures will receive the payments owing to them in connection with the Debentures will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and, if and when acquired, Canada Life. These subsidiaries have not guaranteed the Debentures. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of interest and dividends by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and, if and when acquired, Canada Life.

Liquidity Risk

Great-West Lifeco does not intend to list the Debentures on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the Debentures. Each of the Underwriters may from time to time purchase and sell the Debentures in the secondary market or make a market for the Debentures, but no Underwriter is obliged to do so and there can be no assurance that any Underwriter will undertake any market making activities in respect of the Debentures.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Debentures. The market price or value of the Debentures will decline as prevailing interest rates for comparable debt instruments rise, and may increase as prevailing interest rates for comparable debt instruments decline.

Changes in Creditworthiness or Credit Ratings

There is no assurance that the creditworthiness of the Corporation or that any credit rating assigned to the Debentures will remain in effect for any given period of time or that the rating will not be lowered or withdrawn entirely by the relevant rating agency. See ''Ratings''. A lowering or withdrawal of such rating may have an adverse effect on the market price or value and the liquidity of the Debentures.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, investment performance and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada and the United States (and if Great-West Lifeco completes the acquisition of Canada Life, the United Kingdom and other jurisdictions) applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

EXPERTS

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of March 14, 2003, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Index to Financial Statements

Pro Forma Great-West Lifeco Inc.

Canada Life Financial Corporation

GREAT-WEST LIFECO INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

The Board of Directors of Great-West Lifeco Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Great-West Lifeco Inc. as at December 31, 2002, and the unaudited pro forma summary of consolidated operations for the year ended December 31, 2002, which have been prepared for inclusion in the short form prospectus. In our opinion, the unaudited pro forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Winnipeg, Manitoba
March 14, 2003

GREAT-WEST LIFECO INC.

UNAUDITED PRO FORMA SUMMARY OF CONSOLIDATED OPERATIONS

For the Year Ended December 31, 2002

(in millions of Canadian dollars)

	Lifeco	CLFC	Adjustments	Note	Total
Income					
Premium income	$11,187	$5,915	$ —		$17,102
Net investment income	3,638	2,154	(38)	1	5,540
			(137)	2(i)	
			(8)	2(f)	
			(69)	2(h)	
Fee and other income	1,807	529	—		2,336
Total income	16,632	8,598	(252)		24,978
Benefits and Expenses					
Paid or credited to policyholders	12,593	6,481	—		19,074
Commissions	718	539			1,257
Operating and other expenses	1,786	877	(38)	1	2,620
			20	2(g)	
			(25)	2(c)	
Premium taxes	109	66			175
Net operating income before income taxes	1,426	635	(209)		1,852
Income taxes	430	133	(87)	2(k)	476
Net income before non-controlling interests	996	502	(122)		1,376
Non-controlling interests — participating	10	3			13
other	24		25	2(c)	49
Net income	$ 962	$ 499	$(147)		$ 1,314
Summary of Net Income					
Preferred shareholder dividends	$ 31	$ 9	$ 41	2(j)	$ 81
Net income — common shareholders	931	490	(188)		1,233
Net income	$ 962	$ 499	$(147)		$ 1,314
Basic earnings per common share	$ 2.53				$ 2.75
Weighted average number of common shares	368		56	2(a), 3(b)	448
			21	2(a)(iv)(1)	
			3	2(a)(iv)(1)	

See notes to the unaudited pro forma consolidated financial statements.

GREAT-WEST LIFECO. INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2002

(in millions of Canadian dollars)

	Lifeco	CLFC	Adjustments	Note	Total
Assets					
Bonds	$33,764	$22,317	$1,665	2(b)(i)	$ 57,746
Mortgage loans	7,850	7,622	795	2(b)(i)	16,267
Stocks	1,581	2,073	(192)	2(b)(i)	3,442
			(20)	2(b)	
Real estate	1,267	1,066	130	2(b)(i)	2,463
Loans to policyholders	6,177	1,113	—		7,290
Cash and certificates of deposit	912	1,159	(2,253)	2(a), 2(b)	(182)
Other invested assets	—	1,124	—		1,124
Funds withheld by ceding insurers	4,786	—	—		4,786
Premiums in course of collection	305	157	—		462
Investment income due and accrued	511	435	—		946
Future income taxes	138	303	—		441
Goodwill and intangible assets	1,687	331	3,549	2(b)	5,736
			(331)	2(b)(ii)	
			500	2(b)(ii)	
Other assets	1,093	491			1,584
Total assets	$60,071	$38,191	$3,843		$102,105
Liabilities					
Policy liabilities					
Actuarial liabilities	$44,508	$29,050	$2,464	2(b)(i)	$ 77,237
			1,215	2(b)(iii)	
Provision for claims	645	692	—		1,337
Provision for policyholder dividends	363	313	—		676
Provision for experience rating refunds	927	54	—		981
Policyholder funds on deposit	1,853	453	—		2,306
	48,296	30,562	3,679		82,537
Commercial paper and other loans	1,012	550	1,100	2(a)(iv)(2)	2,711
			49	2(b)(iv)	
Current income taxes	454	92	(109)	2(e)(2)	437
Future income taxes	—	53	81	2(b)(ii)	125
			(9)	2(b)(vi)	
Other liabilities	2,081	992	163	2(b)(v)	3,569
			333	2(e)(2)	
Repurchase agreements	511	53	—		564
Net deferred gains on portfolio investments sold	958	1,472	(1,472)	2(b)(iii)	958
	53,312	33,774	3,815		90,901
Non-controlling interests — participating	1,490		193	2(c)	2,694
— other	561	450		2(c)	
Capital Stock and Surplus					
Participating policyholder surplus		48	(48)	2(c)	—
Capital stock	1,982	462	2,902	2(a)	5,784
			800	2(a)(iv)(1)	
			100	2(a)(iv)(1)	
			(145)	2(c)	
			(317)	2(d)	
Shareholder surplus	2,382	3,299	(3,299)	2(d)	2,382
Provision for unrealized gain on translation of net investment in foreign operations	344	158	(158)	2(d)	344
	4,708	3,967	(165)		8,510
Liabilities, capital stock and surplus	$60,071	$38,191	$3,843		$102,105

See notes to the unaudited pro forma consolidated financial statements.

GREAT-WEST LIFECO INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition by Great-West Lifeco Inc. ("Lifeco") of all of the outstanding common shares (the "CLFC Common Shares") of Canada Life Financial Corporation ("CLFC") not already owned by Lifeco or its subsidiaries as general fund assets (the "Acquisition"), as if it had occurred as at December 31, 2002 for the purposes of the pro forma consolidated balance sheet and as at January 1, 2002 for the purposes of the pro forma summary of consolidated operations. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at December 31, 2002 and the unaudited pro forma summary of consolidated operations for the year ended December 31, 2002 have been prepared using the following information:

(a) Audited consolidated financial statements of Lifeco as at and for the year ended December 31, 2002;

(b) Audited consolidated financial statements of CLFC as at and for the year ended December 31, 2002; and

(c) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition of CLFC described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired (including identifiable intangible assets arising from the Acquisition) has been allocated to goodwill.

The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition. The Statements include costs to be incurred by CLFC as a result of the Acquisition, which will be capitalized as part of total acquisition costs as described in 2 (c) below, but do not include restructuring and integration costs which will be recorded by Lifeco following the completion of the Acquisition.

The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

Certain elements of the CLFC consolidated financial statements have been reclassified to conform to the presentation used by Lifeco.

2. THE ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

(a) On the Acquisition, Lifeco will acquire all of the outstanding CLFC Common Shares that are currently not beneficially owned by Lifeco or its subsidiaries as general fund assets.

Under the terms of the transaction agreement made as of February 14, 2003, for each CLFC Common Share held the holder will receive at the option of the holder:

Option 1 $44.50 cash (provided that the maximum cash to be paid will be $4,372 million); or

Option 2 1.1849 Lifeco Common Shares to be issued by Lifeco from treasury (provided that the maximum number of Lifeco Common Shares to be issued will be approximately 56 million shares); or

Option 3 1.78 Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares ("10-year preferred shares") (provided that the maximum number of Lifeco 10-year preferred shares to be issued will be 24 million shares); or

Option 4 1.78 Lifeco 5.90% non-cumulative perpetual preferred shares ("perpetual preferred shares") (provided that the maximum number of Lifeco perpetual preferred shares to be issued will be 8 million shares); or

Option 5 a combination of the above options subject to the maximums noted, subject to any resultant proration.

Shareholders may select any Option with respect to all or any part of their CLFC Common Shares and may select other options with respect to the balance of their CLFC Common Shares. However, the amount of cash that will be paid and the number of Lifeco Common Shares, Lifeco 10-year preferred shares and perpetual preferred shares that will be issued are subject to the above noted maximums, and cash to be paid and Lifeco shares to be issued to CLFC shareholders will be subject to proration in accordance with the terms of the Acquisition.

Based on the assumptions as described below, cash will be paid, approximately 56 million Lifeco Common Shares will be issued at an ascribed price of $37.556 per share, and 24 million Lifeco 10-year preferred shares and 8 million Lifeco perpetual preferred shares will be issued at an ascribed price of $25.00 per share. The Statements assume the following:

(i) Lifeco currently owns approximately 600,000 common shares of CLFC acquired at a total cost of approximately $20 million.

(ii) Excluding the CLFC shares that are already owned by Lifeco, the total number of outstanding CLFC Common Shares is approximately 159.8 million as at December 31, 2002. All of these CLFC Common Shares will be acquired by Lifeco under the terms of the Acquisition; and

Outstanding CLFC options with an ascribed value of approximately $137 million will be converted to Lifeco options and are assumed to be exercised immediately upon close of the transaction for cash proceeds of $125 million.

(iii) For purposes of calculating the purchase consideration used in the Statements, the price of Lifeco Common Shares to be issued is assumed to be $37.556 per share which represents the weighted-average trading price of Lifeco Common Shares on the Toronto Stock Exchange on the last five trading days prior to the announcement of the proposed Acquisition on February 17, 2003.

(iv) The cash component of the Acquisition will be financed as follows:

(1) Lifeco will issue to Power Financial Corporation approximately 21.3 million Lifeco Common Shares in the amount of $800 million and to Investors Group Inc. approximately 2.7 million Lifeco Common Shares in the amount of $100 million by way of private placements,

(2) Lifeco will issue $400 million of 6.67% 30 year debentures and $200 million of 6.14% 15 year debentures, and will obtain up to $600 million of term financing, and

(3) The remainder will be paid from existing Lifeco cash and a short term bank facility.

(b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	(in millions)
Total purchase consideration	
Cash	$4,346
Lifeco Common Shares	2,102
Lifeco Preferred Shares	800
	7,248
Add: Carrying value of CLFC Common Shares already beneficially owned by Lifeco	20
Add: Estimated transaction costs, net of income taxes — Note 2(e)(1)	32
Sub Total	7,300
Net balance sheet assets acquired	
Carrying value of CLFC's net balance sheet assets prior to Acquisition	3,774
Proceeds from exercise of options — Note 2(a)(ii)	125
Estimated fair value adjustments — Note 2(b)(i) to (vi)	76
Estimated fair value of net balance sheet assets acquired	3,975
Less capitalized costs — Note 2(e)(2)	224
	3,751
Goodwill	$3,549

The purchase price is allocated to the balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the CLFC balance sheet in connection with the Acquisition are described in Notes 2(b)(i) to (vi). The excess of the total purchase consideration over the estimated fair value of the net balance sheet assets acquired, together with capitalized costs, is allocated to goodwill.

The estimated fair market value of CLFC's invested assets and policy liabilities was based on CLFC's consolidated financial statements as of December 31, 2002. With respect to accounting and actuarial policies or practices, any differences between CLFC and Lifeco have not been reflected in these amounts. The actual adjustments will depend on a number of factors, including the date of the Acquisition and changes in the market value of net balance sheet assets and operating results of CLFC between December 31, 2002 and the acquisition date. Lifeco expects to make such adjustments at the closing of the Acquisition. Such adjustments may affect the value of assets, liabilities or goodwill and any such adjustments may be material.

The pro forma consolidated balance sheet as at December 31, 2002 incorporates the following adjustments:

(i) Fair value adjustments to CLFC's invested assets reflect the difference between estimated fair market value and carrying value of its invested assets, including an increase of $1,665 million in bond investments, $795 million in mortgage investments and $130 million in real estate investments, as well as a reduction of $192 million in stock investments. These net fair value adjustments amount to an aggregate increase of $2,398 million, of which $2,464 million represents adjustments to CLFC's invested assets backing actuarial liabilities. As a result, CLFC's actuarial liabilities have been increased by a commensurate amount.

(ii) Fair valuation of assets includes the elimination of CLFC's existing goodwill of $331 million and includes the recognition of certain intangible assets arising from the Acquisition, such as CLFC's brand name, distribution network, licensing agreements and contractual rights, totaling approximately $500 million. Of the total intangible assets, approximately $400 million has been assigned as the value of intangible assets that have finite lives and will be amortized over 20 years, their estimated useful lives.

In addition, future income tax liabilities of $81 million have been recorded with respect to the recognized intangible assets.

(iii) As part of the fair value adjustments, CLFC's deferred realized net gains having a carrying value of $1,472 million have been eliminated. Actuarial liabilities have accordingly been increased by $1,215 million to reflect the estimated portion of the gains attributable to policyholder liabilities. The remaining $257 million of deferred realized gains are attributable to shareholders.

(iv) Estimated fair value of CLFC's subordinated debt is $49 million above its carrying value. This fair value increase will be amortized over the remaining term of the subordinated debt.

(v) Estimated fair value of the prepaid asset for CLFC's employee future benefit plans is $163 million below its carrying value.

(vi) Future income tax liabilities have been decreased by $9 million to reflect the estimated net income tax effects on the fair value adjustments to CLFC's balance sheet assets and liabilities as described above.

(c) CLFC's preferred shares will become an outstanding issue of a subsidiary of Lifeco following the Acquisition. Accordingly, CLFC's preferred shares and dividends have been reclassified to non-controlling interests. As well, to conform to the reporting by Lifeco of participating policyholder equity as non-controlling interests, CLFC's participating policyholder equity and net income (loss) has been reclassified to non-controlling interests.

(d) CLFC's Common Shares and shareholder surplus have been eliminated to reflect the effect of the Acquisition.

(e) (1) The estimated transaction costs of $32 million (net of taxes) to be incurred by Lifeco will be included in the purchase consideration — see Note 2(b).

(2) As a result of the Acquisition, CLFC will incur estimated costs of $224 million, comprised of estimated integration costs of $189 million and transaction costs of $35 million (net of taxes). These costs will be capitalized as part of total acquisition costs.

(3) Estimated integration costs of $70 million (net of taxes) to be incurred by Lifeco will be recorded as an expense in the consolidated statements of operations of Lifeco following the completion of the Acquisition. The impact of this expense is excluded from these Statements.

The pro forma summary of consolidated operations for the year ended December 31, 2002 incorporates the following adjustments:

(f) The elimination of the portion of the amortization of unrealized net gains and deferred realized net gains attributable to shareholders in the amount of $8 million as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition — see Note 2(b)(i) and Note 2(b)(iii).

(g) Amortization of identifiable intangible assets of $20 million arising from the Acquisition described in Note 2(b)(ii)

(h) Interest expense of $69 million on the debentures and term financing described in Note 2(a)(iv)(2).

(i) A reduction in investment income of $137 million as a result of the opportunity cost of the cash consideration paid to CLFC shareholders, and additional internal financing transactions.

(j) Increased preferred share dividends of $41 million on the new Lifeco preferred shares described in Note 2(a)

(k) Income tax effect of $87 million as a result of the above adjustments to the pro forma summary of consolidated operations.

3. EARNINGS PER SHARE

Pro forma basic earnings per Lifeco Common Share for the year ended December 31, 2002 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

(a) The weighted average number of Lifeco Common Shares outstanding was 368 million for the year ended December 31, 2002.

(b) The pro forma weighted average number of Lifeco Common Shares outstanding after giving effect to the acquisition of CLFC is 448 million for the year ended December 31, 2002. The weighted average number of Lifeco Common Shares outstanding reflects the issuance of a maximum of approximately 56 million Lifeco Common Shares to CLFC Common Shareholders and the issuance of an aggregate of 24 million Lifeco Common Shares to Power Financial Corporation and Investors Group Inc., both as described in Note 2(a).

CANADA LIFE FINANCIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

CANADA LIFE FINANCIAL CORPORATION

AUDITORS' REPORT

To the Directors of
CANADA LIFE FINANCIAL CORPORATION

We have audited the Consolidated Balance Sheets of Canada Life Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2002 and 2001 and the Consolidated Statements of Net Income, Equity, Cash Flows, and Changes in Segregated Funds for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company and of the Segregated Funds as at December 31, 2002 and 2001 and the results of its operations and its cash flows and changes in Segregated Funds for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

As disclosed in note 2(a) to the Consolidated Financial Statements, new Canadian generally accepted accounting principles required the Company to change its method of accounting for goodwill and other intangible assets, and stock-based compensation and other stock-based payments. As well, as disclosed in note 23(e)(viii) to the Consolidated Financial Statements, new United States generally accepted accounting principles required the Company to change its method of accounting for goodwill and other intangible assets.

Toronto, Canada
February 4, 2003

(Signed) ERNST & YOUNG LLP
Chartered Accountants

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF NET INCOME

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars, except per share amounts)		
Revenues			
Premiums			
Annuities	$2,474	$2,272	$1,746
Individual life and health insurance	1,510	1,428	1,384
Group life and health insurance	1,931	1,658	1,546
	5,915	5,358	4,676
Net investment income *(note 7(c))*	2,154	2,241	2,306
Fee and other income *(note 2(o))*	529	465	479
	8,598	8,064	7,461
Expenditures			
Payments to policyholders and beneficiaries			
Annuity payments	1,352	1,246	1,128
Life, health and general benefits	2,193	1,987	1,670
Maturities, surrender payments and other	1,512	1,680	1,837
Participating policyholder dividends	295	305	289
	5,352	5,218	4,924
Increase in actuarial liabilities *(notes 3 and 9(a))*	1,129	972	707
General operating expenses	814	794	743
Commissions	539	461	409
Premium and other taxes	66	64	68
Interest expense *(note 11)*	38	39	39
Non-controlling interest in subsidiary	25	—	—
Goodwill amortization *(notes 2(a)(i) and 2(m))*	—	25	24
	7,963	7,573	6,914
Net income before income tax provision	635	491	547
Income tax provision *(note 13)*	133	153	195
Net income including participating policyholders' net income (loss)	502	338	352
Participating policyholders' net income (loss)	3	(4)	(4)
Shareholders' net income	499	342	356
Preferred share dividends	9	—	—
Common shareholders' net income	$ 490	$ 342	$ 356
Average number of common shares outstanding *(millions)*			
Basic	160.4	160.4	160.4
Diluted	160.4	160.6	160.4
Earnings per common share *(note 15)*			
Basic and diluted	$ 3.05	$ 2.13	$ 2.22

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31

	2002	2001
	(in millions of Canadian dollars)	
Assets		
Invested assets *(note 7(a))*		
Bonds	$22,317	$19,046
Mortgages	7,622	7,996
Common and preferred stocks	2,073	2,475
Real estate	1,066	941
Policy loans	1,113	1,070
Cash, cash equivalents and short-term investments *(note 2(p))*	1,159	1,142
Other	1,124	775
Total invested assets	36,474	33,445
Other assets *(note 8)*	1,717	1,506
Total general fund assets	$38,191	$34,951
Segregated funds net assets	$21,899	$22,090
Liabilities and Equity		
Policy liabilities		
Actuarial liabilities *(notes 3 and 9)*	$29,050	$27,169
Other policy liabilities	1,059	1,017
Policyholders' amounts left on deposit	453	426
Total policy liabilities	30,562	28,612
Net deferred gains *(note 7(d))*	1,472	1,491
Other liabilities *(note 10)*	1,190	875
	33,224	30,978
Subordinated debentures *(note 11)*	550	550
Non-controlling interest in subsidiary *(note 12)*	450	—
Total equity	3,967	3,423
Total general fund liabilities and equity	$38,191	$34,951
Segregated funds net liabilities	$21,899	$22,090
Commitments and contingencies *(note 21)*		

(see accompanying notes)

On behalf of the Board:

(Signed) **D. A. Nield**
Chairman of the Board and
Chief Executive Officer

(Signed) **T. Iain Ronald**
Chairman of the Audit and
Risk Management Committee

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Participating policyholders' equity			
Balance, beginning of year	$ 41	$ 45	$ 49
Participating policyholders' net income (loss)	3	(4)	(4)
Balance, end of year	44	41	45
Currency translation			
Balance, beginning of year	(1)	(1)	(2)
Net unrealized gain on translation of net investments in foreign operations	5	—	1
Balance, end of year	4	(1)	(1)
Total participating policyholders' equity	$ 48	$ 40	$ 44
Shareholders' equity			
Share capital			
Preferred shares *(note 14)*			
Balance, beginning of year	$ 145	$ —	$ —
Issue of preferred shares	—	145	—
Balance, end of year	145	145	—
Common shares *(note 14)*			
Balance, beginning and end of year	$ 317	$ 317	$ 317
Retained earnings			
Balance, beginning of year	$2,910	$2,652	$2,373
Shareholders' net income	499	342	356
Dividends paid to preferred shareholders	(9)	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Canada Life Capital Securities (''CLiCS'') issuance costs	(5)	—	—
Balance, end of year	3,299	2,910	2,652
Currency translation account			
Balance, beginning of year	11	(77)	(52)
Net unrealized gain (loss) on translation of net investments in foreign operations	147	88	(25)
Balance, end of year	158	11	(77)
Total retained earnings	$3,457	$2,921	$2,575
Total shareholders' equity	$3,919	$3,383	$2,892
Total equity	$3,967	$3,423	$2,936

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Cash flows from operating activities			
Net income including participating policyholders' net income (loss)	$ 502	$ 338	$ 352
Items not affecting cash and cash equivalents:			
Increase in actuarial liabilities and other policy liabilities	453	1,167	708
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(206)	(282)	(336)
Other, including future income taxes	2	68	64
Net change in other operating assets and liabilities	269	(130)	(9)
Increase due to operating activities	1,020	1,161	779
Cash flows from investing activities			
Sales, maturities and scheduled redemptions of:			
Bonds	14,196	21,570	9,836
Mortgages	2,380	2,672	3,460
Common and preferred stocks	1,278	869	1,223
Real estate	49	66	394
Other investments	409	119	174
Purchases of:			
Bonds	(16,365)	(22,248)	(10,384)
Mortgages	(1,947)	(2,852)	(3,781)
Common and preferred stocks	(861)	(1,278)	(1,116)
Real estate	(89)	(111)	(156)
Other investments	(708)	(294)	(105)
Net short-term investments	57	227	(251)
Net policy loans	(43)	(45)	(27)
Acquisitions, net of cash paid *(note 4)*	302	—	176
Decrease due to investing activities	(1,342)	(1,305)	(557)
Cash flows from financing activities			
Issue of preferred shares *(note 14)*	—	145	—
Issue of CLiCS *(note 12)*	445	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Dividends paid to preferred shareholders	(9)	—	—
Increase (decrease) due to financing activities	340	61	(77)
Effect of changes in exchange rates on cash and cash equivalents	56	25	(8)
Net increase (decrease) in cash and cash equivalents for the year	74	(58)	137
Cash and cash equivalents, beginning of year	993	1,051	914
Cash and cash equivalents, end of year	1,067	993	1,051
Short-term investments, end of year	92	149	373
Cash, cash equivalents and short-term investments, end of year	$ 1,159	$ 1,142	$ 1,424
Supplementary disclosure of cash flow information:			
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$ 63	$ 39	$ 39
Income taxes paid, net of refunds	$ 13	$ 172	$ 97

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SEGREGATED FUNDS

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Additions to segregated funds			
Deposits and transfers from the general fund	$ 3,721	$ 3,828	$ 3,692
Reclassifications from the general fund and transfer of seed money	664	—	—
Net investment income	532	438	636
Currency translation adjustment	1,375	359	(301)
Tax recovery	10	60	32
	6,302	4,685	4,059
Deductions from segregated funds			
Withdrawals, benefit payments and transfers to the general fund	2,362	2,033	2,690
Operating expenses	393	353	379
Net decrease in fair value of investments	3,738	2,592	482
	6,493	4,978	3,551
Net additions (deductions) to segregated funds for the year	(191)	(293)	508
Segregated funds net assets, beginning of year	22,090	22,383	21,875
Segregated funds net assets, end of year	$21,899	$22,090	$22,383

(see accompanying notes)

CONSOLIDATED STATEMENTS OF SEGREGATED FUNDS NET ASSETS

As at December 31

	2002	2001
	(in millions of Canadian dollars)	
Common and preferred stocks	$16,214	$17,769
Bonds	2,455	2,219
Cash, cash equivalents and short-term investments	2,291	1,536
Real estate	944	788
Mortgages	9	8
Investment income due and accrued	242	20
Tax liability	(49)	(61)
Due to brokers and others	(207)	(189)
	$21,899	$22,090

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BUSINESS ACTIVITIES

Canada Life Financial Corporation ("the Company"), incorporated on June 21, 1999, was formed for the purpose of becoming a publicly traded holding company of The Canada Life Assurance Company ("CLA"), which demutualized on November 4, 1999. Both companies are registered under the Insurance Companies Act (ICA), Canada, which is administered by the Office of the Superintendent of Financial Institutions (OSFI), Canada. The Company offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United Kingdom, the United States and the Republic of Ireland, and in several other jurisdictions.

The 2001 and 2000 comparative figures have been reclassified to conform to presentation changes adopted in 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP) for life insurance enterprises, including the accounting requirements of OSFI. There are no differences between GAAP and OSFI accounting requirements. See note 23 for a description and reconciliation of differences between GAAP in Canada and the United States.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as at the date of the Consolidated Financial Statements and income and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates are related to the determination of actuarial liabilities which are discussed in note 3.

The significant accounting policies followed in the preparation of these Consolidated Financial Statements are summarized as follows:

(a) Accounting policy changes

(i) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted prospectively the new recommendations for Goodwill and Other Intangible Assets issued by the Canadian Institute of Chartered Accountants (CICA). Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to shareholders' net income. Goodwill and intangible assets with indefinite lives are subject to an annual impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general operating expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its required transitional impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired. In addition, the Company has completed the required annual impairment test for 2002 and determined that goodwill is not impaired.

(ii) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the CICA's new recommendation for Stock-Based Compensation and Other Stock-Based Payments, which allows for the use of either the fair value or intrinsic value methods to account for certain stock-based compensation agreements. The Company has adopted this recommendation retroactively without restatement of prior periods as the restatements were not material to the Consolidated Financial Statements. The Company uses the intrinsic value method of accounting for such awards, under which no compensation expense is recognized for stock options where the exercise price is equivalent to the closing market price of the Company's shares on the Toronto Stock Exchange (TSX) the day prior to the option grant date. The new recommendation also requires that stock appreciation rights ("SARs") that can be settled in cash be recorded as liabilities for the excess of the market value of the shares over the exercise price. Refer to Note 2(s) for future changes to this accounting policy.

(b) Other changes

(i) Valuation of invested assets held for the general fund

In the third quarter of 2002, the Company changed the application of the rate used for the moving average market method for stocks and real estate portfolios in accordance with the requirements of OSFI. The fair value adjustment of the difference between the carrying value and period-end fair value and the amortization of net realized gains and losses have been changed to 5% per quarter from 15% per annum for stocks and 3% per quarter from 10% per annum for real estate. The Company adopted this change in estimate in the third quarter on a prospective basis. The impact of this change on these Consolidated Financial Statements was not material.

(c) Basis of consolidation

These financial statements consolidate the operating results and financial position of the Company and its subsidiaries. All intercompany balances have been eliminated.

(d) Participating account

The ICA requires the Company to maintain two accounts within its general fund: one for its participating policies ("the participating account") and one for all of its other business ("the shareholders' account"). Through its participating account, the assets, liabilities, income and equity relating to the Company's participating policies are recorded separately.

The participating account is comprised of two main subdivisions. The liabilities for participating policies issued or assumed by the Company prior to demutualization are held in closed block sub-accounts. These liabilities for guaranteed and other non-guaranteed benefits are determined using best estimate assumptions. If at any time the value of the assets allocated to these policies were, in the opinion of the Appointed Actuary, less than the assets required in the long term to support the liabilities of these policies and the future reasonable net income expectations of the policyholders, assets having a sufficient value to rectify the situation would be transferred first from the additional ancillary sub-accounts maintained in the participating account for this purpose and then, if the deficiency is expected to be permanent, from the shareholders' account. Any such transfers from the shareholders' account would be recorded as a charge to shareholders' net income.

The second main subdivision comprises the open block sub-accounts containing all liabilities in respect of new participating policies issued on or after demutualization. On demutualization, $50 million of seed capital was transferred from retained earnings of the shareholders' account to the participating account. Subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholders' account if the seed capital is no longer required to support the new participating policies. Transfers of seed capital to the shareholders' account would be returns of capital and would be recorded as adjustments to shareholders' retained earnings. A reasonable rate of return on seed capital is recognized as income in the shareholders' account and an expense in the participating account. In addition, a percentage of the net income of the new participating policies may be transferred to the shareholders' account as permitted by regulation.

(e) **Valuation of invested assets held for the general fund**

(i) ***Bonds and mortgages***

Bonds, including asset-backed fixed term securities, and mortgages are carried at amortized cost, net of allowances for specific losses (refer to note 2(e)(v)).

The difference between the proceeds on the sale of a bond or mortgage prior to maturity and its carrying value is considered to be an adjustment of future portfolio yield. This difference is deferred on the Consolidated Balance Sheets and amortized to net income over the remaining term to maturity.

(ii) ***Stocks and real estate***

Portfolio investments in stocks and real estate, which include Company-occupied premises, are carried at a value that is adjusted toward fair value each year. Prior to the adoption on July 1, 2002 of the new OSFI requirement, the adjustment for stocks was 15% per annum of the difference between carrying value and year-end fair value. The fair value adjustment for real estate was 10% per annum of the difference between carrying value and appraised value. Appraised value is determined annually based on a combination of internal appraisals established by the Company and independent appraisals. All real estate properties are independently appraised at least once every three years.

Net realized gains and losses on the disposal of stocks and real estate are deferred on the Consolidated Balance Sheets and were amortized to net income on a declining balance basis at 15% per annum for stocks and at 10% per annum for real estate.

Refer to note 2(b)(i) for a description of the change to this policy that was adopted prospectively in the third quarter of 2002.

(iii) ***Policy loans***

Policy loans are carried at their unpaid balance and are fully secured by the cash surrender value of the policies on which the respective loans are made.

(iv) ***Other invested assets***

Other invested assets generally include the Company's investment in equipment leases, limited partnerships and equity investments in which the Company has the ability to exercise significant influence. Equipment leases are carried at cost less accumulated amortization. Equity investments and limited partnerships are carried at cost plus the Company's pro rata share of the investees' net income (loss), less any distributions paid to the Company during the year.

(v) ***Impaired investments and provisions for losses***

Impaired investments include all loans with payments of 90 days or more in arrears unless their repayment has been insured by a government authority or representative thereof. Impaired investments also include loans that are not in arrears but where management has determined that an impairment in value exists.

The carrying value of the Company's investment in a bond or mortgage is reduced by a specific provision for loss to the extent an impairment in value is deemed to exist. A specific provision for loss is established whenever there is a decline in the value of a bond, which is other than temporary, or when the recovery of the principal and accrued interest on a mortgage is in doubt and the value of the underlying security is also impaired. A specific provision for loss is only reduced as a result of a write-off or sale of the impaired investment, or if the conditions that caused the impairment no longer exist. Accrual of interest is discontinued and previously accrued interest is reversed on impaired bonds and impaired mortgages where payments are 90 days or more in arrears.

Property that is acquired due to a mortgage foreclosure and held for resale is classified as real estate and is valued at the lower of the amortized cost of the mortgage at the time of foreclosure and the net realizable value of the property. Any losses on foreclosure and subsequent adjustments to net realizable value are recognized in net income immediately.

The carrying value of the stock portfolio or the real estate portfolio is written down to fair value immediately if there is an other than temporary decline in the value of either portfolio. The Company treats the stock and real estate portfolios as separate portfolios for the purpose of assessing whether permanent impairment exists.

In addition to specific provisions noted above for existing asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of the actuarial liabilities as disclosed in note 3 and as required by the Canadian Institute of Actuaries (CIA) and OSFI.

(f) Fair value

(i) Bonds and mortgages

The fair value of publicly traded bonds and asset-backed fixed term securities is determined using quoted market prices. The fair value of bonds and mortgages that are not publicly traded is determined by discounting the expected future cash flows related to these loans at market interest rates.

(ii) Common and preferred stocks

The fair value of common and preferred stocks is determined using quoted market prices. The fair value of common and preferred stocks that are not publicly traded is determined by discounting expected future cash flows at risk-adjusted rates of return.

(iii) Real estate

The fair value of real estate is determined based on the appraised value as described in note 2(e)(ii).

(iv) Other invested assets and policy loans

The fair value of other invested assets and policy loans is generally estimated to equal carrying value.

(v) Subordinated debentures

The fair value of the Company's subordinated debentures is determined based on the value in the market for equivalently rated securities of similar terms.

(g) Segregated funds

The Company manages certain funds that are segregated from the general fund of the Company. This business includes Canadian segregated annuity funds; unit-linked life insurance and annuity business in the United Kingdom and the Republic of Ireland; and variable annuity separate account business in the United States. The net assets of these funds are carried at fair value, and a corresponding amount is reported as a liability. Fair value is determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. Income earned from fund management fees is included in fee and other income in the general fund. Certain individual contracts have guarantees from the Company. In these cases, a separate actuarial liability is established in the general fund to provide for any unexpected losses resulting from the guarantee.

(h) Foreign currency translation

Foreign currency assets and liabilities are translated into Canadian dollars using the rates of exchange in effect at the balance sheet dates. Revenues and expenditures are translated into Canadian dollars at average rates of exchange during the year.

The Company's currency translation account (CTA) arises from the translation of its self-sustaining foreign operations. Unrealized foreign currency gains and losses arising on the translation of the accounts of the Company's foreign operations and on forward foreign exchange agreements that are used to hedge the exposure of the Company's investments in foreign operations are recorded as a direct adjustment to the CTA. The CTA is presented as a separate component of equity on the Consolidated Statements of Equity.

(i) Income taxes

The Company uses the liability method of tax allocation. Future income tax assets and liabilities reflect the net tax effects of temporary differences between the value of assets and liabilities reported for financial statement purposes and those reported for income tax purposes. Future income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the asset or liability is realized, which are those that are enacted or substantively enacted at the Consolidated Balance Sheet dates. Future income tax assets are recognized only to the extent that it is more likely than not that the income tax benefit will be realized.

(j) Employee future benefit liabilities

The Company maintains defined benefit pension plans and provides other post-retirement benefits such as post-retirement life, health and dental insurance benefits for its employees and agents. The assets supporting the trusteed pension plans of the Company are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general fund assets of the Company. The accrued benefit is determined using a market rate of interest.

The actuarial valuations of the pension obligations are determined using the projected benefit method prorated on service, based on management's best estimate assumptions. Pension and other post-retirement benefit costs for the year are based on the estimated benefits earned by the employees and agents during the year. Pension plan surplus or deficit, changes in assumptions and plan amendments, as well as experience gains and losses, are amortized to income over the expected average remaining service life of plan members.

(k) Derivative financial instruments

The Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Realized and unrealized gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.

(l) Reinsurance

The Company's premium income, payments to policyholders and beneficiaries, actuarial liabilities and increase in actuarial liabilities are all shown net of amounts ceded to, or including amounts assumed from, other insurers.

(m) Goodwill and other intangible assets

Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition. Prior to 2002, goodwill resulting from acquisitions before July 1, 2001 was generally amortized to income on a straight-line basis over 10 years. Refer to note 2(a)(i) for a description of changes to this policy that were effective January 1, 2002.

(n) Gross premiums

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

(o) Fee and other income

Fee and other income primarily includes fees earned from the management of the Company's segregated funds assets, third party assets and fees earned from investment management services provided by subsidiary companies.

(p) Cash, cash equivalents and short-term investments

Cash equivalents consist of investments with original maturities at acquisition of three months or less. Short-term investments consist of investments with original maturities at acquisition exceeding three months, but less than twelve months.

(q) Software costs

For those costs that meet specific criteria, the Company capitalizes and amortizes software acquisition and development costs over a period not exceeding five years.

(r) Repurchase agreements

The Company enters into repurchase agreements that involve sales of securities under agreements to repurchase the securities at a later date at an agreed-upon price. These agreements are treated as collateralized borrowing transactions and are included in other liabilities at the amounts at which the securities were sold. Interest incurred on repurchase agreements is included in net investment income.

(s) Future changes in accounting policy

(i) Stock-based compensation and other stock-based payments

For fiscal 2003, the Company has elected to adopt the fair value method of accounting for stock options as encouraged in the CICA's recommendations for Stock-Based Compensation and Other Stock-Based Payments. The Company will recognize prospectively the compensation expense for stock option awards granted after January 1, 2003. The amount of the additional compensation expense depends on the number of options granted and their fair value at the date of grant. Refer to Note 17 for pro forma disclosure on options granted in fiscal 2002.

(ii) Hedging

During the year, the CICA issued a new accounting guideline on hedging relationships that will be effective for the Company beginning January 1, 2004. The guideline establishes the criteria that must be met in order to apply hedge accounting for derivatives. Changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statements of Net Income. The impact of implementing this guideline on the Company's future results will depend on the Company's hedging strategies and market volatility.

3. SIGNIFICANT ACTUARIAL POLICIES

Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions and policy administrative expenses for all insurance and annuity policies in force with the Company. The Company's Appointed Actuary is responsible for determining the amount of the actuarial liabilities such that sufficient funds will be available in the future to meet the Company's obligations. The valuation methods used by the Appointed Actuary are determined using generally accepted actuarial practices, according to standards established by the CIA. The valuation methods used by the Company were changed in 2001 to adopt retroactively the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers (Life SOP) as required by the CIA. In addition, the determination of the actuarial liabilities includes the discounting effect of future income taxes relating directly to items included in the computation of these liabilities.

The valuation methodology under Life SOP is the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations. The method consists of four basic steps:

1. Determination of the period over which these projections are performed.
2. Projection of liability cash flows.
3. Projection of asset cash flows.
4. Performance of economic scenario testing under a variety of plausible economic conditions.

The Company maintains specific asset funds to back each major line of business. The projection of liability and asset cash flows recognizes these specific asset funds.

(a) Selecting the projection period

The projection period is chosen so as to include all insured events in the valuation process. The projection period is long enough to encompass all material policy-related obligations arising from commitments the insurer has made on, or before, the valuation date. For example, the projection period for a traditional non-participating individual life policy is the maturity date of the contract.

For certain segregated funds products without significant insurable events, Life SOP requires a method for determining general fund actuarial liabilities which involves a projection of future policy expense margins and a comparison of these amounts to expenses associated with the acquisition of these policies that have not yet been recovered. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

For certain group life and health insurance products, Life SOP allows for the amortization and recovery of acquisition expenses from policy expense margins that are expected to be received in the future. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

(b) Projecting liability cash flows

Projecting liability cash flows involves the use of best estimates for the following assumptions: mortality, morbidity, administrative expenses, policyholder dividends, and policy lapses and surrenders. Actual experience is monitored against these assumptions to ensure they remain reasonable.

The process of projecting liability cash flows involves the estimation of the occurrence of events (e.g., a policyholder's death or surrender) that may or may not happen until many years in the future. Due to the uncertainties involved in this process, best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. These margins increase actuarial liabilities and reduce the net income that otherwise would be recognized at the inception of a policy.

The range for these margins is set out in guidelines issued by the CIA. Given the diversity and size of the Company's portfolio, the risk of deviations being significantly different than expected is relatively low, so that margins at the low end of the permissible range are often justifiable. However, the Company often follows a more prudent practice of establishing margins close to the middle of the range.

(c) Key assumptions for projecting liability cash flows

The following is a description of the methods used to calculate the best estimates for the significant non-economic assumptions used in the projection of liability cash flows.

(i) Mortality

Mortality relates to the incidence of death. For life insurance, the Company conducts annual mortality studies for each country and line of business. The Company's assumptions are derived by expressing its own average experience over the last five years as a percentage of the most recent industry experience tables.

For major payout annuity blocks of business, the Company conducts annual mortality studies and the rates used are based on the average experience over the last five years. In the case of smaller blocks of annuity business where the experience is too small to be reliable, intercompany pension experience tables are used. Suitable projection factors reflecting industry experience are used in all cases to allow for the improving mortality trends.

(ii) Morbidity

Morbidity generally refers to the incidence of sickness and accident claims, and to the rate of recovery of such claimants.

For people who are not currently disabled, the morbidity assumptions for individual policies are based on recent internal studies translated into various factors applied to standard industry morbidity tables. For group policies, the premium can be changed each year due to changing claims experience and, therefore, the liability is set equal to a portion of the premiums paid in advance.

For people who are disabled, the termination assumptions are based on recent internal studies and translated into factors applied to standard industry tables.

(iii) Administrative expenses

Actuarial liabilities include amounts to provide for the costs of administering policies in force such as the cost of collecting premiums, processing and adjudicating claims, periodic communications with policyholders, related indirect expenses and a share of overhead costs.

Allowances for expenses are based on the Company's most recent internal cost analysis, with adjustments to the current valuation year. The internal cost analysis is reviewed and updated annually. These expenses are projected into the future with allowances for inflation.

(iv) Policyholder dividends

Policy liabilities include the present value of the estimated future payments of participating policyholder dividends, including terminal bonus dividends for policies issued in the United Kingdom and the Republic of Ireland. Dividends paid to participating policyholders are calculated in accordance with the dividend policy established by the Board of Directors ("the Board").

(v) Policy lapses and surrenders

Although a policy contract may call for the payment of premiums over the full term of the policy, policyholders may choose not to continue to pay premiums, thereby allowing their policy to lapse. Policyholders may also choose to surrender their policy in return for the policy's cash surrender value. Policy termination rate assumptions are based on the Company's recent experience by country and line of business. For certain products, the actuarial liability decreases as policy termination rates increase. On such products, very low policy termination rates are assumed in establishing the liabilities.

(d) Projecting asset cash flows

Asset cash flow projections reflect future scheduled events (e.g., coupon payments and maturities on bonds) as well as the use of best estimates for the following assumptions: investment expenses, asset defaults and pre-payments. These best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. Assumptions are also made about reinvestment/disinvestment strategies for net cash flows.

(e) Economic scenario testing

A variety of economic scenarios are tested for most products. Scenarios include increases or decreases in interest rates, as well as changing patterns of these rates. The level of actuarial liabilities is determined by considering the amount of assets that must be set aside currently to provide for all future obligations under the more adverse economic scenarios tested.

4. ACQUISITIONS AND DISPOSITIONS

On October 1, 2002, the Company completed an agreement to acquire a substantial block of group life and long term disability insurance business in the United Kingdom, reinsuring these risks on that date. Formal transfer of the business will occur after court approval, expected in mid-2003. Results are included in the Consolidated Statements of Income since the date of acquisition. The acquisition had a purchase price of approximately $53 million, including transaction costs, net of tax, of $3 million.

The purchase price allocation is as follows:

Net liabilities acquired:	
Cash	$ 410
Bonds	292
Other assets	120
	822
Policy liabilities	866
Other liabilities	80
	946
	$(124)
Consideration paid:	
Cash consideration	$ 50
Transaction costs, net of taxes	3
	$ 53
Goodwill on acquisition	$ 177

On October 31, 2002, the Company completed a transaction to acquire a Canadian provider of preferred term life insurance products in Canada. The acquisition had a purchase price of $58 million, including transaction costs of $1 million. The Company acquired $26 million of assets including $3 million of cash, $24 million of negative actuarial liabilities, and $7 million of other liabilities and recorded goodwill on the acquisition of $15 million.

In 2000, the Company sold its 100% interest in its general insurance subsidiary, Canada Life Casualty Insurance Company. Included in the December 31, 2000 Consolidated Statement of Net Income was revenue of $132 million and net income of $10 million relating to the general insurance subsidiary, and included in fee and other income, a gain of $18 million, net of tax from the disposition of this subsidiary.

5. INTEREST RATE, FOREIGN CURRENCY, CREDIT AND LIQUIDITY RISK

(a) Interest rate risk

Interest rate risk is the risk that the economic value of the Company is adversely impacted by changes in interest rates. The interest rate risk associated with the Company's annuity and pension products is of particular importance because these products constitute

approximately 59% (58% in 2001) of the Company's general fund actuarial liabilities. The timing and amount of the Company's obligations under annuity and pension products can be determined with reasonable certainty and the mismatch positions of the assets supporting these liabilities is monitored quarterly to measure compliance with the limits set out in the Company's Investment Policy.

The following table shows the estimated amount of the future asset and liability cash flows associated with the Company's annuity and pension products that were in force at December 31 and reflects the appropriate repricing or maturity date. The cash flow gap between the assets and the liabilities is also noted. These cash flows include the effect of any off-balance sheet derivative financial instruments the Company has entered into for asset/liability management purposes.

For the years ended December 31:

	Repricing or maturity date				
	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	Over 20 years
	(in millions of Canadian dollars)				
2002					
Assets	$2,459	$8,877	$5,762	$8,567	$6,244
Liabilities	2,395	8,813	5,893	7,931	6,832
Cash flow gap	$ 64	$ 64	$ (131)	$ 636	$ (588)
2001					
Assets	$2,740	$8,423	$5,669	$7,679	$5,655
Liabilities	2,827	8,331	5,470	7,065	6,445
Cash flow gap	$ (87)	$ 92	$ 199	$ 614	$ (790)

Two related methods are used by the Company to measure and to monitor the interest rate risk associated with the Company's annuity and pension products.

(i) ***Duration mismatch***

The following table indicates, in years, the duration mismatch that is associated with the Company's annuity and pension products as at December 31:

	2002	2001
	(in years)	
Asset duration	7.73	7.01
Liability duration	7.67	6.99
Duration mismatch	0.06	0.02

(ii) ***Net present value***

The impact on the net present value (NPV) of the Company's annuity and pension products of a 1% parallel change in interest rates, as at December 31, is shown in the following table:

	2002	2001
	(in millions of Canadian dollars)	
NPV	$321	$366
Impact on NPV if interest rate changed +1%	(50)	(53)
Impact on NPV if interest rate changed –1%	34	44

The margins for adverse deviations set aside in the actuarial liabilities, as described in note 3, take into account adverse interest rate movements that are significantly more adverse than the parallel 1% change shown above.

(b) Foreign currency risk

Foreign currency risk is the risk of loss due to adverse movements in foreign currency rates as compared to the Canadian dollar. A 1% strengthening of the Canadian dollar relative to the currencies in the foreign jurisdictions in which the Company operates would reduce shareholders' retained earnings by $33 million ($24 million in 2001) and net income by $3 million ($3 million in both 2001 and 2000) after taking into account the effect of any off-balance sheet derivative financial instruments that the Company has entered into for purposes of hedging against adverse changes in foreign exchange rates.

(c) Credit risk

Credit risk is the risk of financial loss due to the failure of a debtor to honour its obligations to the Company. Potential areas of significant concentration of credit risk include non-investment grade bonds and non-insured mortgages, which in 2002 amounted to carrying values of $864 million and $6,654 million, respectively (in 2001, $818 million and $7,121 million, respectively) and represented 21% of the total invested asset portfolio (24% in 2001). The carrying values of impaired non-investment grade bonds and non-insured mortgages in 2002

were $65 million and $6 million, respectively (in 2001, $138 million and $15 million, respectively) and represented 0.19% of the invested asset portfolio in 2002 (0.46% in 2001).

Credit risk associated with an individual counterparty is indicated by the Company's largest exposure to any one corporate entity's fixed term investments, including term preferred shares. The Company's largest exposure to any one corporate entity in 2002 was $191 million ($192 million in 2001).

The Company's exposure to credit risk relating to its off-balance sheet investments in derivative financial instruments is disclosed in note 20.

(d) Liquidity risk

Liquidity risk refers to the ability of the Company to meet its obligations to policyholders and creditors as they fall due.

The sources of liquidity are as follows:

	2002	2001
	(in millions of Canadian dollars)	
Cash, cash equivalents and short-term investments	$ 1,159	$ 1,142
Senior government securities	6,938	5,283
Other government securities and corporate bonds	8,591	7,353
Insured mortgages	968	875
Total	$17,656	$14,653

At December 31, 2002, the Company had $431 million ($472 million in 2001) available from the unused portion of revolving lines of credit.

Liquidity must be maintained, in particular, to provide for life insurance policies, which permit policyholders to surrender their policies for a guaranteed surrender value at any time. Some annuity policies may also be surrendered prior to the end of the stated maturity dates for a value determined by the terms of the policy. The aggregate amount of outstanding cash surrender values if all policies had been surrendered as at December 31, 2002 was $12,593 million ($12,977 million in 2001). Actual cash surrenders during the year amounted to $1,446 million ($1,500 million in 2001). Policyholder dividends left on deposit with the Company can be withdrawn on demand at any time, and as at December 31, 2002 totalled $306 million ($301 million in 2001). Policyholder dividends withdrawn during the year totalled $34 million ($31 million in 2001).

6. REINSURANCE

(a) Reinsurance

The Company has a variety of reinsurance business arrangements in place whereby the Company accepts reinsurance from other insurers and reinsurers and, as well, uses reinsurance to manage underwriting and liability risk in the normal course of business. Reinsurance arrangements do not relieve the Company of its liability as the primary insurer. Therefore, the Company may be exposed to credit risk relating to its reinsurers and retrocessionaires.

The following summarizes the gross and net impacts of reinsurance on certain financial statement line items:

	2002	2001	2000
	(in millions of Canadian dollars)		
Premiums			
Direct written	$ 6,618	$ 5,976	$ 5,007
Reinsurance assumed	569	436	387
Reinsurance ceded	(1,272)	(1,054)	(718)
Net premiums	$ 5,915	$ 5,358	$ 4,676
Payments to policyholders and beneficiaries and increase in actuarial liabilities			
Gross expense	$ 7,151	$ 7,262	$ 6,040
Reinsurance ceded	(670)	(1,072)	(409)
Net expense	$ 6,481	$ 6,190	$ 5,631
Policy liabilities			
Gross policy liabilities	$31,993	$29,835	$27,177
Reinsurance ceded	(1,431)	(1,223)	(491)
Net policy liabilities	$30,562	$28,612	$26,686

(b) Impact of September 11, 2001

As part of its reinsurance business, the Company has special risk reinsurance (including workers' compensation and catastrophe coverage) contracts with other insurers and reinsurers on which it has incurred losses as a result of the terrorist attack of September 11, 2001. During 2002, the Company paid claims and updated its estimate as appropriate for experience, reducing the overall net provision to $122 million

pre-tax as at December 31, 2002 ($131 million pre-tax in 2001). The Company believes its current estimates of gross and net losses incurred are sufficient, but they may be subject to adjustment as additional information is received.

The total provision is comprised as follows:

Impact of September 11, 2001	Gross exposure	Reinsurance recoveries	Exposure net of recoveries	Catastrophe coverage	Net exposure	Additional provision	Total provision
			(in millions of Canadian dollars)				
Total provision, beginning of year (1)	$606	$(415)	$191	$(100)	$ 91	$40	$131
Paid claims	(44)	34	(10)	—	(10)	—	(10)
Change in estimate	(69)	43	(26)	—	(26)	27	1
Paid expenses	—	—	—	—	—	(6)	(6)
Effect of changes in currency translation rates	11	(6)	5	—	5	1	6
Total provision, end of year (1)	$504	$(344)	$160	$(100)	$ 60	$62	$122

(1) All amounts included in the table in note 6(a).

The reinsurance recoveries at December 31, 2002 relate to over 20 reinsurance relationships. Of the reinsurance recoverable amount at December 31, 2002, according to A.M. Best, 34% (58% in 2001) is with companies rated A+ or better, 56% (34% in 2001) is with companies rated A and 10% (8% in 2001) is with companies rated A–.

The Company has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in the process of collecting all amounts owed by such parties. Based on the information that the Company has to date, the Company believes that it will succeed in enforcing its rights in respect of each of its reinsurance arrangements.

7. GENERAL FUND INVESTMENTS AND NET INVESTMENT INCOME

(a) Invested assets

	Carrying value of unimpaired investments	Carrying value of impaired investments	Total carrying value of investments	Unrealized gains	Unrealized losses	Fair value of investments
			(in millions of Canadian dollars)			
2002						
Bonds						
Government — Canada	$ 2,972	$ —	$ 2,972	$ 249	$ (2)	$ 3,219
Government — foreign	5,296	—	5,296	337	(1)	5,632
Corporate and other	13,966	83	14,049	1,244	(162)	15,131
Mortgages						
Residential	2,890	—	2,890	347	(36)	3,201
Non-residential	4,726	6	4,732	514	(30)	5,216
Common and preferred stocks	2,072	1	2,073	124	(316)	1,881
Real estate (including foreclosed properties)	1,063	3	1,066	145	(15)	1,196
Other invested assets	3,380	16	3,396	—	—	3,396
Total	$36,365	$109	$36,474	$2,960	$(562)	$38,872
2001						
Bonds						
Government — Canada	$ 2,873	$ —	$ 2,873	$ 143	$ (21)	$ 2,995
Government — foreign	3,501	—	3,501	175	(27)	3,649
Corporate and other	12,534	138	12,672	732	(182)	13,222
Mortgages						
Residential	2,907	—	2,907	212	(7)	3,112
Non-residential	5,074	15	5,089	328	(15)	5,402
Common and preferred stocks	2,475	—	2,475	275	(179)	2,571
Real estate (including foreclosed properties)	938	3	941	124	(42)	1,023
Other invested assets	2,968	19	2,987	15	—	3,002
Total	$33,270	$175	$33,445	$2,004	$(473)	$34,976

Invested assets of the Company with a carrying value of $31,555 million ($29,671 million in 2001) and a fair value totaling $34,019 million ($31,174 million in 2001), as well as the cash flows derived therefrom, support the actuarial and other liabilities of the operating funds, participating policyholders' equity and the non-operating fund liabilities disclosed in note 9(c). Changes in the fair value

of these assets generally will not cause a corresponding change in equity, as they would be offset by changes in actuarial liabilities. For the methods and assumptions used to estimate fair values, refer to note 2(f).

Invested assets with a carrying value of $4,919 million ($3,774 million in 2001) and a fair value totaling $4,853 million ($3,802 million in 2001) support the shareholders' equity, subordinated debentures and other liabilities of the Company. Changes in the fair value of these assets would result in unrealized gains or losses, which would ultimately cause a corresponding change in shareholders' equity. In addition, the Company has recorded net deferred realized gains relating to the sale of assets supporting shareholders' equity of $257 million ($332 million in 2001). These net deferred realized gains and the unrealized gains or losses will be amortized to net income in the future in accordance with the accounting policies described in note 2(e).

The carrying value and fair value of bonds, by contractual maturity, are as follows:

	2002		2001	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
	(in millions of Canadian dollars)			
Due in 1 year or less	$ 1,522	$ 1,531	$ 663	$ 665
Due after 1 year through 5 years	5,024	5,260	4,146	4,279
Due after 5 years through 10 years	3,175	3,362	3,502	3,603
Due after 10 years	12,596	13,829	10,735	11,319
Total	$22,317	$23,982	$19,046	$19,866

(b) Provisions for losses

The carrying values of impaired investments have been reduced by the following provisions for losses:

	2002	2001	2000
	(in millions of Canadian dollars)		
Bonds	$ 53	$ 48	$ 20
Mortgages	2	17	25
Common and preferred stocks	—	—	3
Real estate (including foreclosed properties)	1	1	2
Other invested assets	3	5	2
Total	$ 59	$ 71	$ 52
The change in the provisions for losses for the year is as follows:			
Provisions for losses, beginning of year	$ 71	$ 52	$ 70
Net increase (decrease) in provisions for losses on impaired investments *(note 7(c))*	(12)	17	(17)
	59	69	53
Effect of changes in currency translation rates	—	2	(1)
Provisions for losses, end of year	$ 59	$ 71	$ 52

In addition to the above specific provisions, actuarial liabilities as at December 31, 2002 include $569 million ($514 million in 2001) to provide for potential future asset defaults.

(c) **Net investment income**

	2002	2001	2000
	(in millions of Canadian dollars)		
Interest	$2,079	$2,063	$1,978
Dividends	40	59	49
Net rents	76	61	62
Amortized net gains from:			
Bonds	100	102	63
Mortgages	12	11	10
Common and preferred stocks	27	78	153
Real estate	22	20	20
Sundry	(112)	(70)	22
Losses on impaired investments:			
Net (increase) decrease in provisions for losses on impaired investments *(note 7(b))*	12	(17)	17
Write-offs and net realized losses on sale of impaired investments	(43)	(13)	(22)
Total investment income	$2,213	$2,294	$2,352
Less: investment expenses	59	53	46
Total	$2,154	$2,241	$2,306

(d) **Net deferred gains**

Net deferred gains are calculated in accordance with note 2(e) and include deferred realized gains and losses on the sale of investments. The balances are as follows:

	2002	2001
	(in millions of Canadian dollars)	
Bonds	$1,044	$ 951
Mortgages	73	56
Common and preferred stocks	258	388
Real estate	97	96
Total	$1,472	$1,491

8. OTHER ASSETS

Other assets consist of the following:

	2002	2001
	(in millions of Canadian dollars)	
Future income taxes *(note 13)*	$ 303	$ 394
Investment income due and accrued	435	369
Accounts receivable	271	285
Capital assets	206	140
Goodwill	331	137
Premiums receivable	157	123
Prepaid expenses and other assets	14	58
Total	$1,717	$1,506

9. ACTUARIAL LIABILITIES

(a) Changes in actuarial liabilities

	2002			2001		
	Participating	Non-participating	Total	Participating	Non-participating	Total
	(in millions of Canadian dollars)					
Balance, beginning of year	$5,680	$21,489	$27,169	$5,215	$20,266	$25,481
Set aside on new and existing business	375	779	1,154	341	658	999
Reclassification from non-participating to participating	38	(38)	—	—	—	—
Net change resulting from revised assumptions and refinements used in calculating certain liabilities (1)	(9)	(16)	(25)	(6)	(21)	(27)
	404	725	1,129	335	637	972
Acquisitions	—	842	842	—	—	—
Reclassification from the general fund to the segregated funds	—	(642)	(642)	—	—	—
Effect of changes in currency translation rates	170	382	552	130	586	716
Balance, end of year	$6,254	$22,796	$29,050	$5,680	$21,489	$27,169

(1) Included in actuarial liability releases for 2002 were releases for maintenance expenses of $34 million, releases for individual insurance mortality of $48 million, a net strengthening of $55 million in the U.K. for annuitant mortality and guaranteed annuity options, and miscellaneous other changes netting to a strengthening of $2 million.

Included in actuarial liability releases for 2001 were reductions of $14 million in U.S. individual insurance on account of mortality and expenses and $11 million in U.K. and Irish unit-linked insurance on account of mortality. Additionally, there was a further net release of $2 million in respect of a variety of other items.

(b) Distribution of actuarial liabilities

The actuarial liabilities, by line of business and geographic territory, consist of the following:

	Participating	Non-participating			
	Insurance and annuities	Annuities	Individual life and health insurance	Group life and health insurance	Total
	(in millions of Canadian dollars)				
2002					
Canada	$2,733	$ 6,607	$ 988	$1,173	$11,501
United Kingdom	1,256	4,580	311	1,309	7,456
United States	1,433	5,290	1,829	435	8,987
Republic of Ireland	454	156	(97)	16	529
International and Reinsurance	378	29	103	67	577
Total	$6,254	$16,662	$3,134	$3,000	$29,050
2001					
Canada	$2,521	$ 6,570	$1,048	$1,137	$11,276
United Kingdom	1,196	3,630	289	347	5,462
United States	1,268	5,214	1,919	387	8,788
Republic of Ireland	343	318	413	15	1,089
International and Reinsurance	352	39	104	59	554
Total	$5,680	$15,771	$3,773	$1,945	$27,169

Actuarial liabilities have been reduced by reinsurance ceded as follows:

	2002	2001
	(in millions of Canadian dollars)	
Canada	$551	$327
United Kingdom	134	113
United States	46	47
Republic of Ireland	18	19
International and Reinsurance	117	97
Total	$866	$603

c) **Carrying value of assets supporting each product line**

The carrying value of total assets backing actuarial liabilities, other liabilities and equity is as follows:

	Operating funds				Equity, subordinated debentures, non-operating fund and other liabilities (1)	Total	
	Participating	Non-participating					
	Insurance and annuities	Annuities	Life and health insurance: Individual	Life and health insurance: Group		2002	2001
	(in millions of Canadian dollars)						
Canada							
Bonds	$1,938	$ 4,201	$ 924	$ 876	$ 208	$ 8,147	$ 7,621
Mortgages	569	2,294	250	402	75	3,590	3,886
Common and preferred stocks	217	24	2	—	275	518	543
Real estate (including foreclosed properties)	51	—	—	—	236	287	282
Other invested assets	373	419	(29)	138	76	977	1,194
All other assets	41	95	38	115	311	600	505
	$3,189	$ 7,033	$1,185	$1,531	$1,181	$14,119	$14,031
United Kingdom							
Bonds	$ 848	$ 3,567	$ 114	$ 585	$1,332	$ 6,446	$ 4,508
Mortgages	1	521	6	—	—	528	509
Common and preferred stocks	419	171	5	5	347	947	763
Real estate (including foreclosed properties)	143	472	1	—	66	682	573
Other invested assets	150	5	280	324	381	1,140	581
All other assets	82	136	13	36	335	602	487
	$1,643	$ 4,872	$ 419	$ 950	$2,461	$10,345	$ 7,421
United States							
Bonds	$ 822	$ 3,115	$ 985	$ 296	$ 921	$ 6,139	$ 5,768
Mortgages	406	2,145	487	191	15	3,244	3,352
Common and preferred stocks	56	1	1	—	353	411	457
Real estate (including foreclosed properties)	—	2	—	—	38	40	40
Other invested assets	238	13	379	37	111	778	872
All other assets	61	129	48	32	108	378	453
	$1,583	$ 5,405	$1,900	$ 556	$1,546	$10,990	$10,942
Republic of Ireland							
Bonds	$ 386	$ 223	$ 293	$ 17	$ 18	$ 937	$ 739
Common and preferred stocks	112	5	35	—	—	152	710
Real estate (including foreclosed properties)	39	9	—	—	5	53	41
Other invested assets	18	—	—	—	208	226	159
All other assets	13	5	—	5	10	33	(40)
	$ 568	$ 242	$ 328	$ 22	$ 241	$ 1,401	$ 1,609
International and Reinsurance							
Bonds	$ 182	$ 10	$ 84	$ 143	$ 229	$ 648	$ 410
Mortgages	138	8	67	47	—	260	249
Common and preferred stocks	—	20	—	—	25	45	2
Real estate (including foreclosed properties)	—	—	4	—	—	4	5
Other invested assets	108	2	35	130	—	275	181
All other assets	5	5	7	—	87	104	101
	$ 433	$ 45	$ 197	$ 320	$ 341	$ 1,336	$ 948
Total	$7,416	$17,597	$4,029	$3,379	$5,770	$38,191	$34,951

(1) Non-operating fund liabilities include employee and agent retirement benefit liabilities and other miscellaneous liabilities of the Company. Other liabilities include non-controlling interest in the Canada Life Capital Securities.

10. OTHER LIABILITIES

Other liabilities are comprised of the following items:

	2002	2001
	(in millions of Canadian dollars)	
Accounts payable	$ 770	$548
Current income taxes	92	69
Future income taxes *(note 13)*	53	—
Security repurchase transactions	53	—
Premium and other taxes payable	19	18
Other	203	240
Total	$1,190	$875

11. SUBORDINATED DEBENTURES

	Maturity	2002	2001
		(in millions of Canadian dollars)	
Subordinated debentures bearing interest at a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance Rate plus 1%	2011	$250	$250
Series 1 subordinated debentures bearing interest at a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance Rate plus 1%	2013	200	200
Series 2 subordinated debentures bearing interest at a fixed rate of 6.4%	2028	100	100
Total		$550	$550

At December 31, 2002, the fair value of the subordinated debentures was $599 million ($580 million in 2001).

Subordinated debentures were issued by CLA. All of the above debentures constitute direct, unsecured and subordinated obligations of CLA and are redeemable at the option of CLA with the prior approval of OSFI. The subordinated debentures qualify as Tier 2B capital for Canadian regulatory purposes.

Interest expense relating to the subordinated debentures was $38 million ($38 million in both 2001 and 2000) and is included as part of interest expense in the Consolidated Statements of Net Income, along with other interest of nil ($1 million in both 2001 and 2000).

12. NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust ("CLCT"), a trust established under the laws of Ontario by The Canada Trust Company and administered by CLA, issued $450 million of non-voting Canada Life Capital Securities ("CLiCS"). CLCT issued $300 million of non-voting CLiCS — Series A and $150 million of non-voting CLiCS — Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS — Series A and CLiCS — Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the one thousand dollars initial issue price, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after June 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to June 30, 2007. The holders of the CLiCS will have the right at any time to surrender each one thousand dollars face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS — Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS — Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA would not pay dividends on any of its public preferred shares that may be outstanding. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at December 31, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares, the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheets consists of $450 million in CLiCS issued by CLCT.

13. INCOME TAXES

(a) Income tax provision

	2002	2001	2000
	(in millions of Canadian dollars)		
Current income tax provision	$(33)	$ 55	$107
Future income taxes relating to temporary differences	166	81	57
Future income taxes resulting from changes in tax rates	—	17	31
Total	$133	$153	$195

(b) Reconciliation of income tax provision

	2002	2001	2000
	(in millions of Canadian dollars)		
Net income before income tax provision	$ 635	$ 491	$ 547
Expected provision for income taxes at the combined Canadian federal and provincial statutory rate of 39.00% (42.25% in 2001 and 44.25% in 2000)	247	207	242
Adjusted for:			
Federal and provincial statutory rate changes	—	17	31
Tax-exempt investment income	(15)	(18)	(21)
Foreign operations taxed at different rates and bases	(73)	(51)	(45)
Large corporations and other capital taxes	4	3	3
Recognition of tax losses of prior years	(15)	(1)	(9)
Other	(15)	(4)	(6)
Income tax provision	$ 133	$ 153	$ 195

(c) Future income taxes

The net future tax assets of $250 million arise from temporary differences on the following items:

	2002			2001		
	Future tax assets	Future tax liabilities	Net	Future tax assets	Future tax liabilities	Net
	(in millions of Canadian dollars)					
Investments	$ 81	$ 6	$ 75	$151	$ 1	$150
Actuarial liabilities	170	171	(1)	184	100	84
Employee future benefits	—	26	(26)	—	16	(16)
Deferred acquisition costs	133	—	133	128	—	128
Other	104	35	69	50	2	48
Total	$488	$238	$250	$513	$119	$394

Net future income taxes of $250 million ($394 million in 2001) are reflected in the Consolidated Balance Sheets as future income tax assets of $303 million ($394 million in 2001) and future income tax liabilities of $53 million (nil in 2001).

A portion of the undistributed net income of non-Canadian subsidiaries will be taxed in Canada upon repatriation. The Company will recognize the future tax liability on the undistributed net income at the time when management determines that they will be repatriated in the foreseeable future.

As at December 31, 2002, the Company has tax loss carryforwards, primarily in Canada, totaling $675 million ($329 million in 2001). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $187 million ($120 million in 2001) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable. In addition, an accumulated tax loss carryforward of $139 million ($178 million in 2001) has not been recognized as a future tax asset.

14. SHARE CAPITAL

(a) Authorized:

(i) Preferred shares

There is an unlimited number of authorized non-voting preferred shares without nominal or par value, issuable in series. The Company's by-laws authorize the Board, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company's by-laws and the ICA.

(ii) Common shares

There is an unlimited number of authorized voting common shares without nominal or par value.

(b) Issued and outstanding:

	2002		2001	
	Number of shares	Share value	Number of shares	Share value
	(in millions)			
Preferred shares				
Balance, beginning of year	6.0	$145	—	$ —
Series B shares issued (1)	—	—	4.0	95
Series B shares issued to underwriters	—	—	2.0	50
Balance, end of year	6.0	$145	6.0	$145
Common shares				
Balance, beginning and end of year	160.4	$317	160.4	$317

(1) On December 28, 2001, the Company issued 6 million non-cumulative redeemable Series B preferred shares at $25.00 per share for net proceeds of $145 million after deducting total issue expenses and underwriting fees of $5 million.

The Series B non-cumulative preferred shares are entitled to non-cumulative preferential cash dividends of $1.5625 per share, payable quarterly. The redemption price if the shares are redeemed prior to December 31, 2007 is $26.00 per Series B share. Beginning on December 31, 2007, the redemption price declines $0.25 annually until after 2010 at which time the redemption price is $25.00 per share.

15. EARNINGS PER COMMON SHARE

	2002	2001	2000
	(in millions, except per share amounts)		
Basic earnings per common share			
Common shareholders' net income	$ 490	$ 342	$ 356
Goodwill expense	—	25	24
Common shareholders' net income excluding goodwill expense	$ 490	$ 367	$ 380
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Basic earnings per common share	$ 3.05	$ 2.13	$ 2.22
Basic earnings per common share excluding goodwill expense	$ 3.05	$ 2.29	$ 2.37
Diluted earnings per common share			
Common shareholders' net income	$ 490	$ 342	$ 356
Goodwill expense	—	25	24
Common shareholders' net income excluding goodwill expense	$ 490	$ 367	$ 380
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Dilutive effect of stock options granted and outstanding	—	0.2	—
Weighted daily average diluted number of common shares outstanding	160.4	160.6	160.4
Diluted earnings per common share	$ 3.05	$ 2.13	$ 2.22
Diluted earnings per common share excluding goodwill expense	$ 3.05	$ 2.29	$ 2.37

16. MINIMUM CAPITAL REQUIREMENTS AND SHAREHOLDER DIVIDEND RESTRICTIONS

The Company is regulated by OSFI as a Canadian insurance company. OSFI requires Canadian insurance companies to maintain minimum levels of capital and surplus with respect to their worldwide insurance operations in order to provide additional assurance with respect to future solvency. These minimum levels are calculated in accordance with the Minimum Continuing Capital and Surplus Requirements (MCCSR) issued by OSFI. The Company's policy is to maintain an MCCSR ratio well in excess of the minimum required level. At the end of 2002, the ratio was 202% (191% in 2001). This ratio represents an excess of available capital of $1,214 million ($857 million in 2001) over OSFI's minimum capital requirements.

The Company's ability to meet its cash requirements and pay dividends on the common and preferred shares will depend on the receipt of dividends and other payments from CLA. CLA's insurance subsidiaries and branches are required to maintain minimum solvency and capital standards in the jurisdictions in which they operate. These regulatory standards may effectively restrict the amount of dividends, distributions or other payments that may be made by such subsidiaries and branches to CLA and to the Company.

In 2002, the Company distributed $105 million ($84 million in 2001) of cash dividends to shareholders.

17. STOCK-BASED COMPENSATION

(a) Stock option plan

Under the Company's stock option plan, stock options are periodically granted to selected employees and non-employee Directors at an exercise price not less than the closing price of the common shares on the TSX on the last trading day prior to the date the option was granted. The number of options granted, the exercise price, the expiry date and the vesting period are determined by the Board. Options granted to Directors vest on the date of grant. Options granted to employees vest 25% each year over a four-year period, commencing on the one year anniversary of the grant date, and expire 10 years after the date of grant.

At the discretion of the Board, options awarded in 2000 and 2001 were granted with SARs in tandem. The SARs have the same vesting, expiry and exercise terms and conditions as the options to which they are attached. The SARs give the option-holder the choice to either exercise the option or forfeit the option and receive a cash payment equal to the difference between the market value of the shares on the date of exercise and the exercise price.

The following table summarizes activity under the Company's stock option plan:

	2002		2001	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of year	2,046,410	$39.86	962,046	$36.95
Granted (1)	1,167,916	41.88	1,161,079	42.25
Exercised	(9,679)	36.95	—	—
Forfeited (2)	(138,618)	40.44	(76,715)	39.46
Outstanding, end of year	3,066,029	$40.62	2,046,410	$39.86
Exercisable, end of year	787,317	$38.59	308,330	$37.78
Available for grant	4,924,292		5,953,590	

(1) In 2002 no options were granted with SARs attached (1,139,593 options were granted with SARs attached in 2001).

(2) 2002 includes 343 options forfeited due to the exercise of SARs during the year (4,209 in 2001).

The stock options outstanding and exercisable as at December 31, 2002, by exercise price, were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price
$30.52 to $36.95	979,140	8.10	$36.20	492,357	$36.36
$42.20 to $44.62	2,086,889	8.62	$42.69	294,960	$42.30
	3,066,029		$40.62	787,317	$38.59

Under the fair value method of accounting for stock options, the fair value is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense. The weighted average fair value of stock options at the grant date for the year ended December 31, 2002 was estimated to be $13.52 per stock option using the Black-Scholes options pricing model. The pricing model assumes the following weighted average information: risk-free interest rate of 5%, an expected life of seven years, an expected common share volatility of 24.4% and an expected dividend yield of 1.3%. Had the Company used the fair value method to measure option-based compensation, the common shareholders' net income, earnings per common share and diluted earnings per common share for the year ended December 31, 2002 would have been reduced by $4 million, $0.02 and $0.02, respectively.

The Company recognizes compensation expense for those stock options that have been awarded SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and therefore accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Compensation expense related to this plan is included in general expenses on the Consolidated Statements of Net Income and was not material for the years ended December 31, 2002 and 2001.

(b) Directors share purchase plan

In 2001 the Company introduced a Directors share purchase plan (''DSPP''). Under this plan, each Director may choose to receive all or a percentage of his/her annual fees in the form of Company shares. This election to participate must be made on an annual basis and terminates once the plan member ceases to be a Director. The shares are purchased on the TSX quarterly by a plan administrator based on the amounts allocated by each Director. The plan allows the Directors to sell all or a portion of the accumulated shares and withdraw funds from their account at any time, subject to applicable securities laws and the Company's Insider Trading Policy. Compensation expense for DSPPs is recorded under general expenses in the Consolidated Statements of Net Income.

Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

(c) Deferred stock unit plan

In 2001 the Company introduced a deferred stock unit (''DSU'') plan. The plan is offered to senior executive officers and non-employee Directors of the Company. Under this plan, each member may choose to receive all or a percentage of his/her annual incentive bonus or Director's fee in the form of deferred stock units. This election to participate must be made on an annual basis prior to receiving the compensation. The initial and redemption values of each unit are based on the closing price of the Company's common shares on the TSX on the date of converting cash amounts to or from units, as applicable. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. Units are redeemable only when a plan member ceases to be a Company employee or Director. Compensation expense for the DSUs is recorded under general expenses in the Consolidated Statements of Net Income. Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

(d) Employee share purchase plan

In 2001 the Company introduced an employee share purchase plan (''ESPP'') with Company matching, in Canada and in the United Kingdom. In Canada, qualifying employees can choose to contribute up to 10% of their annual base salary to purchase the Company's common shares. Shares are purchased on the TSX by a plan administrator. The Company matches up to 50% of the employee contribution amount to a maximum of the lesser of $1,500 per year or 2.5% of eligible annual earnings. The U.K. plan is the same as the plan in Canada except that the Company matches 10% of the employee contribution amount to a maximum of £150. In each case, the Company's contributions vest after the first year of continuous participation in the plan, and all subsequent contributions vest immediately. Matching contributions made by the Company on the purchase of shares are expensed over the vesting period. Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

18. EMPLOYEE FUTURE BENEFITS

The Company provides pension and other post-retirement life, health and dental insurance benefits, as well as post-employment benefits, for its eligible employees and agents.

Information about the Company's defined benefit pension and other arrangements, in aggregate, is as follows:

	Pension benefits		Other benefits	
	2002	2001	2002	2001
	(in millions of Canadian dollars)			
Accrued benefit obligation				
Balance, beginning of year	$ 925	$ 826	$ 134	$ 125
Service cost	44	43	4	4
Employee contributions	6	6	—	—
Interest cost	64	60	9	9
Benefits paid	(44)	(42)	(5)	(6)
Actuarial losses (gains)	11	16	4	1
Other	—	7	(1)	—
Effect of changes in currency exchange rates	21	9	—	1
Balance, end of year	$1,027	$ 925	$ 145	$ 134
Funded plan assets				
Fair value, beginning of year	$1,156	$1,257	$ —	$ —
Actual return on plan assets	(70)	(244)	—	—
Employer contributions	19	162	—	—
Employee contributions	6	6	—	—
Benefits paid	(44)	(42)	—	—
Other	—	7	—	—
Effect of changes in currency exchange rates	16	10	—	—
Fair value, end of year	$1,083	$1,156	—	$ —
Net funded status, end of year	$ 56	$ 231	$(145)	$(134)
Unamortized net actuarial losses (gains)	409	209	6	3
Unamortized transitional obligation (asset)	(252)	(268)	—	—
Prepaid (accrued) benefit asset (liability)	$ 213	$ 172	$(139)	$(131)

Included in the above aggregate of pension benefits plans are several individual plans that are in a net unfunded status. For these net unfunded plans, the accrued benefit obligations at the end of 2002 total $320 million ($114 million in 2001) and the fair value of plan assets total $201 million ($41 million in 2001). The other benefits obligations are supported by assets held within the Company's general fund.

The Company's net expense for defined benefit pension and post-retirement benefit plans is as follows:

	Pension benefits			Other benefits		
	2002	2001	2000	2002	2001	2000
	(in millions of Canadian dollars)					
Service cost	$ 44	$ 43	$ 34	$ 4	$ 4	$ 5
Expected interest cost	64	60	54	9	9	8
Expected return on plan assets	(102)	(102)	(80)	—	—	—
Amortization of net actuarial losses (gains)	(5)	(10)	—	1	—	1
Amortization of transitional liability (asset)	(21)	(21)	(21)	—	—	—
Net benefit plan expense (recovery)	$ (20)	$ (30)	$ (13)	$ 14	$ 13	$ 14

The Company's net expense for defined contribution pensions is $1 million ($1 million in 2001 and $2 million in 2000).

The significant assumptions adopted in measuring the Company's end-of-year accrued benefit obligations are as follows (weighted average assumptions):

	Pension benefits		Other benefits	
	2002	2001	2002	2001
Discount rate	6.48%	6.65%	6.97%	7.02%
Expected long-term rate of return on plan assets	7.10%	7.69%	—	—
Rate of compensation increase	4.63%	4.98%	5.38%	5.45%

The effect of a 1% increase or decrease in the weighted average expected long-term rate of return on plan assets on the 2002 pension expense would be a $13 million decrease or increase, respectively.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 1% change in the assumed health care cost trend rates would be as follows:

	1% increase	1% decrease
	(in millions of Canadian dollars)	
Effect on total of service and interest costs for 2002	$ 2	$ (2)
Effect on year-end post-retirement benefit obligation for 2002	$15	$(15)

The assumed weighted average increase in health care costs for 2002 is 7.1%, gradually decreasing to 5.5% by 2007 and remaining at that level thereafter.

19. SEGMENTED INFORMATION

(a) Basis of segmentation

The Company manages its business and distributes its general fund and segregated funds insurance and annuity products through operating divisions in Canada, the United Kingdom, the United States and the Republic of Ireland, as well as an International and Reinsurance Division and a Corporate Division. Each operating division includes branch operations and/or subsidiary companies, is organized to meet the needs of local markets and is responsible for its own product functions. The Corporate Division manages invested assets, provides certain administrative services and is responsible for capital management.

The operating divisions are charged overhead costs for head office corporate functions using cost allocations based on services provided. In addition, the operating divisions share in the net income from the assets backing equity. The total net income on the assets backing equity is allocated to the divisions based on the level of required capital deployed in each division. The level of capital deployed is based on the MCCSR for branch operations and on the actual equity held for subsidiary companies.

(b) Reportable information

The Company's primary sources of revenue are:

- premium income derived from life and health insurance products that provide protection against mortality and morbidity risks, and annuity products that provide asset accumulation or wealth management benefits;
- net investment income (which is detailed in note 7(c)); and
- fee and other income derived primarily from investment management services.

(c) **Segmented information**

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
			(in millions of Canadian dollars)				
2002							
Revenues							
Premiums							
Annuities	$ 600	$ 1,009	$ 805	$ 42	$ 18	$ —	$ 2,474
Individual life and health insurance	595	144	427	93	251	—	1,510
Group life and health insurance	908	355	552	4	112	—	1,931
	2,103	1,508	1,784	139	381	—	5,915
Net investment income	897	384	705	55	67	46	2,154
Fee and other income	182	225	21	95	5	1	529
	3,182	2,117	2,510	289	453	47	8,598
Expenditures							
Payments to policyholders and beneficiaries	2,068	1,130	1,822	76	256	—	5,352
Increase in actuarial liabilities	249	568	252	25	35	—	1,129
General operating expenses	328	216	150	88	33	(1)	814
Commissions	173	81	119	70	96	—	539
Premium and other taxes (recovery)	58	—	18	(12)	2	—	66
Interest expense	—	4	—	—	1	33	38
Goodwill amortization	—	—	—	—	—	—	—
Non-controlling interest in subsidiary	—	—	—	—	—	25	25
Income tax provision (recovery)	113	(30)	51	7	6	(14)	133
	2,989	1,969	2,412	254	429	43	8,096
Net income including participating policyholders' net income (loss)	193	148	98	35	24	4	502
Participating policyholders' net income (loss)	1	—	(3)	5	—	—	3
Shareholders' net income	$ 192	$ 148	$ 101	$ 30	$ 24	$ 4	$ 499
Preferred share dividends	—	—	—	—	—	9	9
Common shareholders' net income	$ 192	$ 148	$ 101	$ 30	$ 24	$ (5)	$ 490
General fund assets	$14,119	$10,345	$10,990	$1,401	$1,336	$ —	$38,191
Segregated funds							
Deposits	$ 1,283	$ 1,554	$ 222	$ 660	$ 2	$ —	$ 3,721
Total assets	$ 7,397	$10,671	$ 698	$3,128	$ 5	$ —	$21,899

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
			(in millions of Canadian dollars)				
2001							
Revenues							
Premiums							
Annuities	$ 499	$ 674	$ 790	$ 286	$ 23	—	$ 2,272
Individual life and health insurance	548	159	433	98	190	—	1,428
Group life and health insurance	846	246	448	7	111	—	1,658
	1,893	1,079	1,671	391	324	—	5,358
Net investment income	951	422	692	65	66	45	2,241
Fee and other income	177	208	16	58	5	1	465
	3,021	1,709	2,379	514	395	46	8,064
Expenditures							
Payments to policyholders and beneficiaries	2,069	927	1,758	94	370	—	5,218
Increase in actuarial liabilities	114	343	234	250	31	—	972
General operating expenses	323	206	155	74	35	1	794
Commissions	175	66	106	54	60	—	461
Premium and other taxes (recovery)	53	—	16	(9)	4	—	64
Interest expense	—	—	—	—	4	35	39
Goodwill amortization	2	20	2	—	1	—	25
Income tax provision (recovery)	123	25	30	13	(42)	4	153
	2,859	1,587	2,301	476	463	40	7,726
Net income (loss) including participating policyholders' net income (loss)	162	122	78	38	(68)	6	338
Participating policyholders' net income (loss)	1	—	(9)	4	—	—	(4)
Common shareholders' net income (loss)	$ 161	$ 122	$ 87	$ 34	$ (68)	$ 6	$ 342
General fund assets	$14,031	$ 7,421	$10,942	$1,609	$ 948	$ —	$34,951
Segregated funds							
Deposits	$ 1,395	$ 1,888	$ 102	$ 442	$ 1	$ —	$ 3,828
Total assets	$ 8,118	$11,053	$ 825	$2,090	$ 4	$ —	$22,090

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Total
	(in millions of Canadian dollars)					
2000						
Revenues						
Premiums						
Annuities	$ 312	$ 589	$ 580	$ 254	$ 11	$ 1,746
Individual life and health insurance	547	160	428	82	167	1,384
Group life and health insurance	890	206	343	8	99	1,546
	1,749	955	1,351	344	277	4,676
Net investment income	995	475	698	77	61	2,306
Fee and other income	177	221	21	57	3	479
	2,921	1,651	2,070	478	341	7,461
Expenditures						
Payments to policyholders and beneficiaries	2,231	704	1,679	112	198	4,924
Increase (decrease) in actuarial liabilities	(135)	539	51	222	30	707
General operating expenses	348	172	128	68	27	743
Commissions	155	73	86	42	53	409
Premium and other taxes (recovery)	53	—	13	(2)	4	68
Interest expense	23	—	12	—	4	39
Goodwill amortization	1	20	2	—	1	24
Income tax provision	122	31	25	11	6	195
	2,798	1,539	1,996	453	323	7,109
Net income including participating policyholders' net income (loss)	123	112	74	25	18	352
Participating policyholders' net income (loss)	—	—	(8)	3	1	(4)
Common shareholders' net income	$ 123	$ 112	$ 82	$ 22	$ 17	$ 356
General fund assets	$13,970	$ 6,855	$ 9,870	$1,300	$ 741	$32,736
Segregated funds						
Deposits	$ 1,909	$ 1,258	$ 115	$ 407	$ 3	$ 3,692
Total assets	$ 8,326	$11,219	$ 854	$1,980	$ 4	$22,383

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments, including futures, forwards, options and swaps, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. The Company does not enter into these financial instruments for trading or speculative purposes. Realized and unrealized gains and losses on these derivatives are included in net investment income or the currency translation account on a basis consistent with the underlying positions being hedged. Derivative assets are included with the underlying assets being hedged, and derivative liabilities are included with other liabilities.

Derivative financial instruments are either negotiated over-the-counter between two counterparties or traded on a regulated exchange. The notional amounts of the over-the-counter and exchange-traded contracts are $4,319 million ($3,485 million in 2001) and $814 million ($674 million in 2001), respectively.

The following table summarizes the Company's outstanding derivative financial instruments:

	Notional amount by remaining term to maturity				Fair Value			Credit Equivalent Amount	Risk-Weighted Amount
	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
	(in millions of Canadian dollars)								
2002									
Interest rate contracts:									
Swap contracts	$ 29	$242	$ 314	$ 585	$ 12	$ (19)	$ (7)	$ 18	$ 7
Futures contracts	522	—	—	522	—	—	—	—	—
Options purchased	55	—	792	847	64	—	64	76	20
Sub-total	$ 606	$242	$1,106	$1,954	$ 76	$ (19)	$ 57	$ 94	$ 27
Foreign exchange contracts:									
Swap contracts	71	98	867	1,036	3	(187)	(184)	73	28
Forward contracts	1,728	—	—	1,728	11	(47)	(36)	29	6
Sub-total	$1,799	$ 98	$ 867	$2,764	$ 14	$(234)	$(220)	$102	$ 34
Equity contracts	415	—	—	415	14	(14)	—	25	5
Total	$2,820	$340	$1,973	$5,133	$104	$(267)	$(163)	$221	$ 66
2001									
Interest rate contracts:									
Swap contracts	$ 163	$170	$ 344	$ 677	$ 6	$ (39)	$ (33)	$ 13	$ 5
Futures contracts	633	—	—	633	—	—	—	—	—
Options purchased	43	50	721	814	64	—	64	74	20
Sub-total	$ 839	$220	$1,065	$2,124	$ 70	$ (39)	$ 31	$ 87	$ 25
Foreign exchange contracts:									
Swap contracts	39	119	880	1,038	2	(129)	(127)	74	29
Forward contracts	840	—	—	840	1	(14)	(13)	10	2
Sub-total	$ 879	$119	$ 880	$1,878	$ 3	$(143)	$(140)	$ 84	$ 31
Equity contracts	157	—	—	157	4	(2)	2	11	2
Total	$1,875	$339	$1,945	$4,159	$ 77	$(184)	$(107)	$182	$ 58

Notional amount represents the face amount of derivative financial instruments to which a rate or price is applied to determine the amount of cash flows to be exchanged. It represents the volume of outstanding derivative financial instruments and does not represent the potential gain or loss associated with market risk or credit risk of such instruments.

Fair value of a derivative financial instrument is equivalent to the replacement cost. When available, quoted market prices are used. In all other cases, fair values are based on present value estimates of the future cash flows.

Positive fair value, representing an unrealized gain to the Company, is the maximum credit risk measured as of the balance sheet date if the counterparties were to default on their obligations to the Company.

Credit equivalent amount is the sum of maximum credit risk and the potential future credit exposure. The potential future credit exposure, which is calculated based on a formula prescribed by OSFI, represents the potential for future losses that may result from future changes in fair value.

Risk-weighted amount estimates actual credit risk for a derivative financial instrument based on the creditworthiness of the counterparty. OSFI prescribes a measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount.

21. COMMITMENTS AND CONTINGENCIES

(a) Legal proceedings and other matters

The Company has, in the normal course of business, a number of outstanding lawsuits. The aggregate liability, which may result from these lawsuits, is not considered to be a material amount.

In the United Kingdom, life insurance companies are required by the U.K. regulators to review and compensate policyholders who previously acquired personal pension and free-standing additional voluntary contribution products offered by such companies in situations in which they could otherwise have remained in or joined employer-sponsored pension plans and who suffered a financial loss as a result. The Company carried a provision of $25 million at December 31, 2002 ($111 million in December 31, 2001). During 2002, the provision was reduced by $86 million, primarily for payments to policyholders during the year and for the costs for the review process. The respective provision and payments are net of estimated and actual recoveries from vendors of the businesses acquired by the Company in the United Kingdom. This provision is based on management's current estimate, and the amount of the actual compensation to policyholders is not expected to exceed this amount.

(b) Securities Lending

The Company lends its own securities for periods of time to other institutions on a fully collateralized basis in order to generate additional income. Collateral, which exceeds the market value of the loaned securities, is deposited by the borrower with the Company's custodian and retained by the custodian until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. Loaned securities (included in invested assets) at December 31, 2002 had a carrying value and market value of $620 million and $691 million, respectively ($1,264 million and $1,353 million, respectively, in 2001).

(c) Crown acquisition arrangements

As part of the 1999 acquisition of the majority of Crown Life's insurance operations, the Company has the option, or may be required, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

(d) Operating lease commitments

The Company leases offices and certain equipment, which are operating leases with rents charged to operations in the year to which they relate. Total future rental payments are $324 million, with annual payments of $64 million for 2003, $55 million for 2004, $46 million for 2005, $33 million for 2006, $24 million for 2007 and $102 million thereafter.

Rent expense incurred for the year ended December 31, 2002 was $43 million ($45 million in 2001 and $44 million in 2000).

22. SUBSEQUENT EVENTS

(a) Acquisition

On January 1, 2003, the Company completed the acquisition of the Irish-based German life operations of a significant international insurer for $205 million. The transaction involved the transfer of a block of business to the Company for $158 million, primarily consisting of liabilities for unit-linked and critical illness products. This transfer will require High Court approval in Ireland, which is expected to be received in 2003. In the interim, the business will be reinsured by the Company. Additionally, the Company acquired a Germany-based sales and marketing company for $40 million, and an Irish-based life company for $7 million. Immediately following the acquisition, the Company entered into assumed reassurance arrangements on the transferred block of business, for which it received $107 million.

(b) Recommendation to common shareholders

On January 13, 2003, the Company's Board of Directors issued a recommendation to the Company's common shareholders to reject an offer made on December 27, 2002 by Manulife Financial Corporation to acquire all of the outstanding common shares of the Company. It is not possible to project the outcome of the offer nor the impact on the Company's future results.

23. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Consolidated Financial Statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles ("U.S. GAAP").

The 2001 U.S. GAAP condensed consolidated statements of net income and condensed balance sheets have been revised due to computation adjustments and as a result, actuarial liabilities have decreased by $30 million and future income tax liabilities have increased by $30 million. There was no impact on 2001 net income.

(a) Condensed consolidated statements of net income and comprehensive income

U.S. GAAP includes comprehensive income, which is a measure of changes in the equity of the Company during the year. It is comprised of both net income and other comprehensive income, which includes changes to deferred acquisition costs and other liabilities and the income tax effect arising from the unrealized gains and losses on securities classified as available for sale.

(i) Condensed consolidated statements of net income

For the years ended December 31	U.S. GAAP		
	2002	2001	2000
	(in millions of Canadian dollars, except per share data)		
Revenues			
Premiums	$4,616	$3,851	$3,569
Net investment income	1,960	1,918	2,046
Net realized investment gains	26	60	749
Fee and other income	626	603	707
	7,228	6,432	7,071
Expenditures			
Payments to policyholders and beneficiaries	4,442	4,128	3,892
Increase in actuarial liabilities	942	780	1,180
Expenses, including commissions, interest and premium taxes	1,672	1,347	1,142
	7,056	6,255	6,214
Net income before income tax provision	172	177	857
Income tax provision	4	133	353
Net income including participating policyholders' net income (loss)	168	44	504
Participating policyholders' net income (loss)	(38)	(7)	6
Shareholders' net income	$ 206	$ 51	$ 498
Preferred share dividends	(9)	—	—
Common shareholders' net income	$ 197	$ 51	$ 498
Earnings per common share			
Common shareholders' net income	$ 197	$ 51	$ 498
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Add: dilutive effect of stock options granted and outstanding	—	0.2	—
Weighted daily average diluted number of common shares outstanding	160.4	160.6	160.4
Basic and diluted earnings per common share	$ 1.23	$ 0.32	$ 3.10

(ii) Condensed consolidated statements of comprehensive income

For the years ended December 31	U.S. GAAP		
	2002	2001	2000
	(in millions of Canadian dollars)		
Common shareholders' net income	$ 197	$ 51	$ 498
Other comprehensive income (loss), net of tax:			
Currency translation account movement for the year (1)	$ 88	$ 76	$ (7)
Net unrealized gains (losses):			
Bonds	761	118	495
Derivatives	(47)	5	—
Common and preferred stocks	(162)	(175)	(320)
Deferred acquisition costs	(73)	(9)	(126)
Actuarial liabilities	(260)	342	(293)
Policyholder dividend obligation	(63)	(126)	—
Value of business acquired	(9)	(10)	—
Minimum pension liability	(108)	—	—
Future income taxes	(142)	(105)	98
Other comprehensive income (loss)	$ (15)	$ 116	$(153)
Total comprehensive income	$ 182	$ 167	$ 345

(1) Fiscal 2001 includes $33 million of after-tax losses arising from hedges of the Company's investment positions in foreign operations.

(b) Condensed consolidated balance sheets

The following balance sheet items of the Company as at December 31, 2002 and 2001, reflect the impact of valuation, income recognition and presentation differences between Canadian GAAP and U.S. GAAP.

As at December 31	2002		2001	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	(in millions of Canadian dollars)			
Assets				
Bonds	$22,317	$23,982	$19,046	$19,866
Mortgages	7,622	7,569	7,996	7,993
Common and preferred stocks	2,073	1,884	2,475	2,571
Real estate	1,066	850	941	779
Other investments	3,396	3,398	2,987	3,162
Deferred acquisition costs	—	1,568	—	1,415
Future income taxes	303	269	394	174
Reinsurance deposits and amounts recoverable	117	860	155	983
Other assets	1,297	1,822	957	1,333
Segregated funds (1)	—	21,899	— (1)	22,090
Total assets	$38,191	$64,101	$34,951	$60,366
Liabilities and Equity				
Actuarial liabilities	$29,050	$33,633	$27,169	$30,929
Other policy liabilities	1,512	1,822	1,443	1,808
Net deferred gains	1,472	—	1,491	—
Future income taxes	53	359	—	216
Other liabilities	1,137	1,366	875	794
Subordinated debentures	550	550	550	550
Non-controlling interest in subsidiary	450	450	—	—
Segregated funds (1)	—	21,899	—	22,090
	34,224	60,079	31,528	56,387
Equity				
Participating policyholders' equity	48	2	40	40
Share capital	462	448	462	448
Retained earnings	3,457	2,967	2,921	2,871
Accumulated other comprehensive income	—	605	—	620
	3,967	4,022	3,423	3,979
Total liabilities and equity	$38,191	$64,101	$34,951	$60,366

(1) U.S. GAAP terminology is Separate accounts. In Canadian GAAP, segregated funds are included separately from the general funds.

Changes in retained earnings and accumulated other comprehensive income were as follows:

As at December 31	U.S. GAAP		
	2002	2001	2000
	(in millions of Canadian dollars)		
Retained earnings, beginning of year	$2,871	$2,904	$2,483
Shareholders' net income	206	51	498
Dividends paid to preferred shareholders	(9)	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Issuance costs	(5)	—	—
Retained earnings, end of year	$2,967	$2,871	$2,904
Accumulated other comprehensive income, beginning of year	$ 620	$ 504	$ 657
Other comprehensive income (loss)	(15)	116	(153)
Accumulated other comprehensive income, end of year	$ 605	$ 620	$ 504

Reconciliation of total equity from Canadian GAAP to U.S. GAAP:

For the years ended December 31	2002	2001
	(in millions of Canadian dollars)	
Equity		
Canadian GAAP equity	$3,967	$3,423
Current year adjustment to consolidated net income	(334)	(294)
Current year adjustment to other comprehensive income	(167)	28
Cumulative effect of prior year adjustment to consolidated net income	(102)	192
Cumulative effect of prior year adjustment to other comprehensive income	658	630
U.S. GAAP equity	$4,022	$3,979

(c) **Reconciliation of selected Canadian GAAP Financial Statement information to U.S. GAAP**

The following table provides a reconciliation of Canadian GAAP shareholders' net income to U.S. GAAP shareholders' net income:

For the years ended December 31	2002	2001	2000
	(in millions of Canadian dollars)		
Shareholders' net income determined in accordance with Canadian GAAP	$ 499	$ 342	$ 356
Adjustments in respect of:			
Bonds	61	(32)	1
Mortgages	12	—	3
Common and preferred stocks	(214)	(148)	164
Real estate	(40)	(4)	270
Cumulative effect of adopting FAS 133	—	(25)	—
Deferred acquisition costs	(70)	32	209
Actuarial liabilities	(78)	(77)	(313)
Value of business acquired and goodwill amortization	(98)	(5)	(62)
Other items	5	(53)	29
Future income taxes	129	21	(159)
Shareholders' net income determined in accordance with U.S. GAAP	$ 206	$ 51	$ 498

(d) **Additional information required to be reported under U.S. GAAP**

(i) ***Deferred acquisition costs***

Changes in deferred acquisition costs were as follows:

	2002	2001
	(in millions of Canadian dollars)	
Balance, beginning of year	$1,415	$1,318
Capitalization	326	286
Accretion of interest	115	80
Amortization	(327)	(301)
Effect of net unrealized gains and losses on bonds and stocks	(68)	(9)
Other	58	—
Foreign currency translation adjustment	49	41
Balance, end of year	$1,568	$1,415

(ii) ***Investments***

The net unrealized investment gains (losses), which are included in the Consolidated Balance Sheets as a component of equity, were as follows:

	2002	2001
	(in millions of Canadian dollars)	
Gross unrealized gains	$2,224	$1,622
Gross unrealized losses	(339)	(288)
	1,885	1,334
Effect on deferred acquisition costs	(278)	(201)
Effect on actuarial liabilities	(633)	(314)
Effect on future income taxes	(280)	(139)
Effect on value of business acquired	(19)	(10)
Total	$ 675	$ 670

(e) The following provides a general review of the material valuation and income recognition differences between Canadian GAAP and U.S. GAAP.

For a complete description of Canadian GAAP accounting policies, refer to Note 2.

(i) ***Bonds:*** Under U.S. GAAP, bonds may be classified as available for sale, held to maturity or trading securities. All bonds are classified as available for sale by the Company. Bonds accounted for as available for sale are carried at fair value. A decline in the value of a specific bond that is considered other than temporary results in a write-down of the bond value through a charge to income in the period of recognition. Realized gains and losses on disposal are immediately recognized in income. Unrealized gains and losses on bonds classified as available for sale are excluded from income and are reported net of tax as other comprehensive income.

Under Canadian GAAP, bonds are carried at amortized cost, less an allowance for specific losses, with realized gains and losses on disposal deferred and brought into income over the remaining term to maturity.

(ii) ***Mortgages:*** Under U.S. GAAP, mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses on disposal are recognized in income immediately.

Under Canadian GAAP, mortgages are also carried at amortized cost less repayments and an allowance for specific losses, however, realized gains and losses on disposal are deferred and amortized into income over the remaining term of the mortgage sold.

(iii) ***Stocks:*** Under U.S. GAAP, stocks may be classified as available for sale or trading securities. All stocks are classified as available for sale by the Company and are carried at fair value. Realized gains and losses on disposal are immediately recognized in income. Unrealized gains or losses on stocks classified as available for sale are excluded from income and are reported net of tax as other comprehensive income. Other than temporary declines in the value of stocks result in a write-down of the stock value through a charge to income in the period of recognition.

Under Canadian GAAP, stocks are carried at a value that is adjusted toward fair value each quarter at a rate of 5% of the difference between the carrying value and period-end fair value, with this adjustment being reflected in net income. Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 5% per quarter.

(iv) ***Real estate:*** Under U.S. GAAP, real estate is carried at cost less accumulated amortization. Realized gains and losses on disposal are recognized in income as they occur. Unrealized gains and losses are not recognized. Specific properties are written down to fair value if an impairment in the value of the property is considered to be other than temporary.

Under Canadian GAAP, real estate, including Company occupied premises, is carried at a value that is adjusted toward fair value each quarter at a rate of 3% of the difference between the carrying value and period-end appraised value, with this adjustment being reflected in net income. Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 3% per quarter. Specific properties are written down to fair value if an impairment in the value of the property is considered to be other than temporary.

(v) ***Deferred acquisition costs ("DAC"):*** Under U.S. GAAP, the costs of acquiring new business that vary with and are related primarily to the production of new business are deferred and recorded as an asset to the extent such costs are deemed recoverable from future profits. DAC consists principally of commissions, and policy issue and underwriting expenses.

The amortization of the costs is dependent on the type of policy to which the costs relate. For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to expected future premiums. Assumptions on expected future premiums are made at the date of policy issue and are consistently applied over the life of the contracts. For participating traditional life, universal life and investment-type contracts, DAC is amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contract. The assumptions used to estimate future gross profits change as experience emerges. In addition, DAC relating to these contracts is adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on the bonds and stocks classified as available for sale had actually been realized. This adjustment is not included in income but is recognized directly in equity.

Under Canadian GAAP, Life SOP allows the amortization of acquisition expenses over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable. The amount of DAC is included as a negative reserve in the actuarial liabilities.

(vi) ***Actuarial liabilities:*** Under U.S. GAAP, there are three main standards for valuing actuarial liabilities, depending on the nature of the insurance contract.

For traditional non-participating contracts, disability insurance and reinsurance contracts, actuarial liabilities are calculated using a net level premium method, where the liabilities represent the present value of future benefits to be paid and related expenses less the present value of future net premiums. The assumptions used are based on best estimates at the time the policy is issued, with a mild provision for adverse deviation. The assumptions are not changed (locked in) for future valuations unless it is determined that future income is no longer adequate to recover the existing DAC. In this case, this DAC is reduced or written off, and, if necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening of actuarial liabilities no longer apply.

For universal life and investment-type contracts, the actuarial liabilities are equal to the policyholder account values. The assumptions used are based on best estimates without any provision for adverse deviation and are not locked in. If it is determined that the future income for universal life-type contracts is no longer adequate to recover the existing DAC, these costs would be reduced or written off, and actuarial liabilities would increase as necessary. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

For participating contracts, the actuarial liability is computed using a net level premium method. The assumptions used are based on best estimates without any provision for adverse deviation and are not locked in. If it is determined that future income is no longer adequate to recover the existing DAC, the DAC is reduced or written off, and, if necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

In addition, U.S. GAAP requires that certain actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains on stocks and bonds classified as available for sale had been realized. This adjustment is not included in income but is reported as other comprehensive income.

Under Canadian GAAP, the Company follows Life SOP issued by the Canadian Institute of Actuaries for the calculation of actuarial liabilities. Life SOP allows the amortization of acquisition expenses over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable. The actuarial liabilities represent the amount required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions, and policy maintenance expenses for all insurance and annuity policies in force with the Company. Actuarial liabilities are comprised of a best estimate reserve and provisions for adverse deviation. Assumptions are updated regularly, and the effects of any changes in assumptions are recognized in income immediately.

(vii) ***Deferred revenue:*** Under U.S. GAAP, for universal life insurance and investment-type contracts, fees charged to policyholders relating to future services to be provided are recorded as deferred revenue and are amortized to income in the same manner as DAC.

Under Canadian GAAP, all premium income is recorded as revenue when due and the anticipated costs of future services are included within actuarial liability calculations.

(viii) ***Business combinations and goodwill:*** Under U.S. GAAP, the actuarial liabilities assumed on acquisition of a business are valued in accordance with the policies described in the Actuarial Liabilities discussion using current assumptions as at the date of acquisition. The present value of future profits on the in force business acquired is recognized as an intangible asset and is amortized over future periods, on a basis consistent with the amortization of DAC as described above. Goodwill represents the excess of cost over the sum of the estimated fair value of net assets, including the present value of future profits on the in force business acquired. Effective January 1, 2002, the Company adopted the new U.S. Financial Accounting Standards Board (FASB) recommendations for Business Combinations and Goodwill and Other Intangible Assets, at which time goodwill was no longer amortized.

Under Canadian GAAP, the actuarial liabilities assumed on acquisition of a business are valued based on accepted actuarial practice following the CALM, including the use of best estimate assumptions as at the date of acquisition. Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition. Effective January 1, 2002, the Company adopted the new CICA recommendations for Business Combinations and Goodwill and Other Intangible Assets, at which time goodwill was no longer amortized. Refer to note 2(a)(i) for a description of changes to this policy.

(ix) ***Policyholders' dividend obligation ("PDO"):*** Under U.S. GAAP, in determining net income attributed to closed participating blocks of business arising from demutualization, when there is a limit on the amount of earnings that can be distributed to shareholders, the excess of cumulative actual closed block earnings over cumulative expected earnings on a U.S. GAAP basis is set up as a PDO to the participating policyholders. For open blocks of participating business, earnings in excess of the shareholder transfer (3.5% of dividends paid) are set up as PDO. The amount of the PDO as at December 31, 2002 is $183 million ($134 million for 2001) and is included in the actuarial liabilities.

Under Canadian GAAP, net income attributable to closed blocks of business arising from demutualization is recognized in the participating policyholders' account as earned.

(x) ***Accounting for derivatives:*** Under U.S. GAAP, the Company recognizes all derivatives as assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. Derivatives that qualify as hedges must

be designated as hedging instruments, based on the exposure being hedged, either as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

Under Canadian GAAP, the Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Realized and unrealized gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.

(xi) ***Income tax rates:*** Under U.S. GAAP, future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using currently enacted income tax rates.

Under Canadian GAAP, future income tax liabilities and assets are recorded based on substantially enacted income tax rates.

(xii) ***Minimum pension liability:*** Under U.S. GAAP, the excess of any unfunded accumulated benefit obligation is required to be reflected as an additional minimum pension liability in the Consolidated Balance Sheets with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

Under Canadian GAAP, there is no requirement to reflect a minimum pension liability.

(f) The following provides a general review of the material presentation differences between Canadian GAAP and U.S. GAAP.

(i) ***Premium revenue:*** Under U.S. GAAP, premiums collected on universal life insurance and investment contracts (such as annuities) are not reported as revenue in the Consolidated Statements of Net Income but are recorded as deposits to policyholders' account balances. Fees assessed against the policyholders relating to the contracts are recognized as revenue.

Under Canadian GAAP, premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Net Income.

(ii) ***Reinsurance:*** Under U.S. GAAP, reinsurance recoverables are presented on a gross basis as a separate balance sheet asset, rather than netted against the related liabilities.

Under Canadian GAAP, reinsurance recoverables from ceded contracts are recorded as an offset against policy liabilities.

(iii) ***Segregated funds assets and liabilities:*** Under U.S. GAAP, segregated funds assets and liabilities are separately presented in summary lines on the balance sheet, titled "separate accounts".

Under Canadian GAAP, segregated funds are managed separately from the general fund of the Company. Therefore, they are reported separately from the general fund assets and liabilities on the Consolidated Balance Sheets.

(iv) ***Statement of cash flows:*** Under U.S. GAAP, the cash flows from investment contracts are disclosed as a financing activity.

Under Canadian GAAP, the cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity.

CERTIFICATE OF THE CORPORATION

Dated: March 14, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) RAYMOND L. MCFEETORS
Co-President and Chief Executive Officer

By: (Signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JAMES W. BURNS
Director

By: (Signed) GAIL S. ASPER
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 14, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) THOMAS E. FLYNN

MERRILL LYNCH CANADA INC.

By: (Signed) MICHAEL G. BOYD

CIBC WORLD MARKETS INC.

By: (Signed) DONALD A. FOX

RBC DOMINION SECURITIES INC.

By: (Signed) LINDA WONG

SCOTIA CAPITAL INC.

By: (Signed) DARCY DOHERTY

TD SECURITIES INC.

By: (Signed) MICHAEL FARALLA

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

CASGRAIN & COMPANY LIMITED

By: (Signed) GASTON SIMONEAU

GREAT-WEST
LIFECO INC.

ANNEX A – Item 3

Management's Responsibility

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best estimate due to dependency on subsequent events. These estimates are based on careful judgements and have been properly reflected in the financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

In carrying out its responsibilities, management maintains appropriate systems of internal and administrative controls designed to provide reasonable assurance that the financial information produced is relevant and reliable.

The consolidated financial statements were approved by the Board of Directors, which has overall responsibility for their contents. The Board of Directors is assisted with this responsibility by its Audit Committee, which consists entirely of non-management Directors. The function of the Audit Committee is to:

- Review the quarterly and annual financial statements and recommend them for approval to the Board of Directors.
- Review the systems of internal control and security.
- Recommend the appointment of the external auditors and their fee arrangements to the Board of Directors.
- Review other audit, accounting, financial and security matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to approve the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged. The Committee is readily accessible to the external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company, and Great-West Life & Annuity Insurance Company, appoints an actuary who is a Fellow of the Canadian Institute of Actuaries. The actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements are free of material misstatement and present fairly the financial position of the Company in accordance with generally accepted accounting principles.

Raymond L. McFeetors *Co-President and Chief Executive Officer*	**William T. McCallum** *Co-President and Chief Executive Officer*	**William W. Lovatt** *Vice-President Finance, Canada*	**Mitchell T.G. Graye** *Vice-President Finance, United States*

January 30, 2003

03 APR -3 AM 7:21

Summary of Consolidated Operations

(in millions of dollars except earnings per common share)

	For the years ended December 31	
	2002	2001
Income		
Premium income	$ 11,187	$ 10,477
Net investment income	3,638	3,713
Fee and other income	1,807	1,858
	16,632	16,048
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,593	12,030
Commissions	718	696
Operating expenses	1,786	1,941
Premium taxes	109	124
Special charges *(note 19)*	–	204
Net operating income before income taxes	1,426	1,053
Income taxes – current	397	427
– future	33	(30)
Net income before non-controlling interests	996	656
Non-controlling interests *(note 7)*	34	44
Net income before amortization of goodwill	962	612
Amortization of goodwill	–	66
Net income	$ 962	$ 546
Earnings per Common Share *(note 11)*		
Basic	$ 2.530	$ 1.387
Diluted	$ 2.499	$ 1.365

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ 31	$ 31
Net income – common shareholders	931	515
Net income	$ 962	$ 546

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2002	2001
Assets		
Bonds *(note 2)*	$ 33,764	$ 32,581
Mortgage loans *(note 2)*	7,850	8,369
Stocks *(note 2)*	1,581	1,379
Real estate *(note 2)*	1,267	1,272
Loans to policyholders	6,177	6,213
Cash and certificates of deposit	912	837
Funds withheld by ceding insurers	4,786	4,477
Premiums in course of collection	305	410
Interest due and accrued	511	543
Future income taxes *(note 13)*	138	317
Goodwill and intangible assets *(note 4)*	1,687	1,604
Other assets	1,093	1,157
Total assets	$ 60,071	$ 59,159

Approved by the Board:

Director

Director

Consolidated Balance Sheet

(in millions of dollars)

	December 31 2002	2001
Liabilities		
Policy liabilities		
Actuarial liabilities *(note 5)*	$ 44,508	$ 43,909
Provision for claims	645	753
Provision for policyholder dividends	363	355
Provision for experience rating refunds	927	834
Policyholder funds	1,853	1,748
	48,296	47,599
Commercial paper and other loans *(note 6)*	1,012	1,075
Current income taxes	454	508
Other liabilities	2,081	2,181
Repurchase agreements	511	400
Net deferred gains on portfolio investments sold *(note 2)*	958	1,049
	53,312	52,812
Non-controlling interests *(note 7)*	2,051	1,950
Capital Stock and Surplus		
Capital stock *(note 8)*	1,982	2,083
Surplus	2,382	1,951
Provision for unrealized gain on translation of net investment in foreign operations	344	363
	4,708	4,397
Liabilities, capital stock and surplus	$ 60,071	$ 59,159

Consolidated Statement of Surplus

(in millions of dollars)

	For the years ended December 31	
	2002	2001
Balance, beginning of year	$ 1,951	$ 1,868
Net income	962	546
Acquisition discount – preferred shares of subsidiary	–	1
Issue costs of subsidiary, net of tax *(note 7)*	(3)	–
Common share cancellation excess *(note 8)*	(149)	(144)
Dividends to shareholders		
Preferred shareholders	(31)	(31)
Common shareholders	(348)	(289)
Balance, end of year	$ 2,382	$ 1,951

Consolidated Statement of Cash Flows

(in millions of dollars)

	For the years ended December 31	
	2002	2001
Operations		
Net income	$ 962	$ 546
Adjustments for non-cash items:		
Change in policy liabilities	954	1,357
Change in funds withheld by ceding insurers	(309)	(922)
Change in current income taxes payable	(63)	71
Future income tax expense	33	(30)
Amortization of goodwill	–	66
Other	(183)	612
Cash flows from operations	1,394	1,700
Financing Activities		
Issue of common shares	18	17
Issue of Great-West Life Capital Trust securities	350	–
Purchased and cancelled common shares	(169)	(164)
Redemption of preferred shares	(100)	–
Redemption of preferred shares of subsidiary	(250)	(221)
Issue of debentures	–	200
Repayment of commercial paper and other loans	(60)	(33)
Issue costs of subsidiary	(5)	–
Dividends paid	(379)	(320)
	(595)	(521)
Investment Activities		
Bond sales and maturities	21,498	17,843
Mortgage loan repayments	1,695	2,110
Stock sales	373	465
Real estate sales	42	172
Change in loans to policyholders	(4)	(359)
Change in repurchase agreements	108	389
Investment in subsidiaries	72	(15)
Investment in bonds	(22,672)	(19,225)
Investment in mortgage loans	(1,159)	(1,633)
Investment in stocks	(637)	(629)
Investment in real estate	(40)	(200)
	(724)	(1,082)
Increase in cash and certificates of deposit	75	97
Cash and certificates of deposit, beginning of year	837	740
Cash and certificates of deposit, end of year	$ 912	$ 837
Supplementary Cash Flow Information		
Income taxes paid (net of refunds)	$ 390	$ 330
Interest paid	$ 59	$ 49

Notes to Consolidated Financial Statements

($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $28 ($31 in 2001). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $82 ($65 in 2001). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Effective July 1, 2002, the Company has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Company.

(b) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 14.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

($ amounts in millions except per share amounts)

(c) Foreign Currency Translation

During 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. United States assets and liabilities have been translated into Canadian dollars at the December 31, 2002 market rate of $1.5800 ($1.5930 in 2001) and all United States income and expense items have been translated at an average rate of $1.5700 ($1.5490 in 2001). The provision for unrealized gain of $344 ($363 in 2001) on foreign currency translation of the Company's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet.

The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of its United States operations into Canadian dollars. Net realized foreign exchange gains and losses are included in net investment income. In total, foreign exchange pre-tax losses of $22 ($37 in 2001) are included in net investment income.

(d) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance, are fully secured by the cash surrender values of the policies and have effective interest rates ranging from 5% to 8% (5% to 9% in 2001).

(e) Funds Withheld by Ceding Insurers

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

(f) Goodwill and Intangible Assets

During 2002, the Company adopted the recommendations of the CICA Handbook Section 1581 Business Combinations and 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, during 2002, the Company:

- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill;
- established October 1 as the date of the annual impairment testing of allocated goodwill and intangible assets.

No impairment loss resulted from the transitional or annual impairment testing. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in note 4, the new standards had no impact on the Company's financial statements.

($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies *(cont'd)*

The following table provides a reconciliation between reported net income, basic earnings per share and diluted earnings per share adjusted to exclude the amortization of goodwill, on an after-tax basis:

	2002	2001
Net income:		
Reported net income	$ 962	$ 546
Add back: amortization of goodwill, net of tax	–	66
Net income adjusted for amortization of goodwill	$ 962	$ 612
Basic earnings per common share:		
Reported earnings per common share	$ 2.530	$ 1.387
Add back: amortization of goodwill, net of tax	–	0.177
Basic earnings per common share adjusted for amortization of goodwill	$ 2.530	$ 1.564
Diluted earnings per common share:		
Reported diluted earnings per common share	$ 2.499	$ 1.365
Add back: amortization of goodwill, net of tax	–	0.174
Diluted earnings per common share adjusted for amortization of goodwill	$ 2.499	$ 1.539

(g) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(h) Actuarial Liabilities

During 2001, the Company adopted the new standards of the CICA Handbook Section 4210 Life Insurance Enterprises – Specific Items. The Canadian Asset Liability Method is used for valuing actuarial liabilities. There was no material effect of this change on the financial statements of the Company.

(i) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(j) Pension Plans and Other Post Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the employee/agent group. Experience gains and losses are calculated using a market related value of assets. Plan assets are carried at market values and are held in separate trusteed pension funds.

The Company also provides post retirement health and life insurance benefits to eligible employees, agents and their dependents. The cost of all post retirement benefits other than pensions is actuarially determined and accrued using the projected benefit method pro-rated for service and is recognized over the periods of employee service. The current cost of post retirement health and life insurance benefits is charged to earnings.

($ amounts in millions except per share amounts)

(k) Stock Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 9. During 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost. The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation.

(l) Earnings Per Common Share

During 2001, the Company adopted the recommendations of the CICA Handbook Section 3500 Earnings Per Share which resulted in the presentation of basic and diluted earnings per share on the Summary of Consolidated Operations regardless of the materiality of the difference between them. The treasury stock method is used for calculating diluted earnings per share. This change in accounting policy was applied retroactively. The impact of this change in accounting policy to the financial statements was not material.

(m) Geographic Segmentation

The Company has significant operations in Canada and the United States. Operations in other countries are reported with Canadian operations.

(n) Comparative Figures

Certain of the 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2002			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 7,721	$ 5,278	$ 12,999	$ 13,675
	– corporate	9,393	11,372	20,765	21,658
		17,114	16,650	33,764	35,333
Mortgage loans	– residential single family	2,100	–	2,100	2,131
	– residential apartments	2,670	123	2,793	2,991
	– retail and shopping centres	965	220	1,185	1,258
	– office buildings	755	182	937	1,065
	– industrial	591	57	648	697
	– other	109	78	187	205
		7,190	660	7,850	8,347
Stocks	– public	1,284	117	1,401	1,400
	– private	130	50	180	166
		1,414	167	1,581	1,566
Real estate		1,080	187	1,267	1,481
		$ 26,798	$ 17,664	$ 44,462	$ 46,727

($ amounts in millions except per share amounts)

2. Portfolio Investments *(cont'd)*

		2001			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 6,124	$ 5,012	$ 11,136	$ 11,404
	– corporate	10,144	11,301	21,445	21,888
		16,268	16,313	32,581	33,292
Mortgage loans	– residential single family	2,542	–	2,542	2,598
	– residential apartments	2,352	157	2,509	2,634
	– retail and shopping centres	974	347	1,321	1,373
	– office buildings	780	268	1,048	1,162
	– industrial	644	70	714	755
	– other	100	135	235	272
		7,392	977	8,369	8,794
Stocks	– public	1,002	77	1,079	1,124
	– private	250	50	300	286
		1,252	127	1,379	1,410
Real estate		1,072	200	1,272	1,511
		$ 25,984	$ 17,617	$ 43,601	$ 45,007

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	2002					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,739	$ –	$ –	$ 1,739	$ 1,743	1.2%–3.0%
Bonds	1,922	8,818	21,358	32,098	36,229	1.1%–14.5%
Mortgage loans	205	4,392	3,346	7,943	7,960	3.7%–14.0%
	$ 3,866	$ 13,210	$ 24,704	$ 41,780	$ 45,932	
Geographic						
Canada	$ 1,740	$ 8,872	$ 13,770	$ 24,382	$ 27,411	1.2%–14.5%
United States	2,126	4,338	10,934	17,398	18,521	1.1%–12.7%
	$ 3,866	$ 13,210	$ 24,704	$ 41,780	$ 45,932	

	2001					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,063	$ –	$ –	$ 1,063	$ 1,065	0.6%–3.1%
Bonds	1,392	7,228	22,931	31,551	35,307	2.0%–14.5%
Mortgage loans	1,659	3,393	3,430	8,482	8,519	3.7%–14.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	
Geographic						
Canada	$ 2,759	$ 8,056	$ 12,891	$ 23,706	$ 26,590	0.6%–14.5%
United States	1,355	2,565	13,470	17,390	18,301	1.5%–12.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	

($ amounts in millions except per share amounts)

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2002		
	Canada	United States	Total
Asset Class			
Bonds	$ 86	$ 39	$ 125
Mortgage loans	7	4	11
Foreclosed real estate	–	3	3
	$ 93	$ 46	$ 139

	2001		
	Canada	United States	Total
Asset Class			
Bonds	$ 39	$ 113	$ 152
Mortgage loans	10	8	18
Foreclosed real estate	–	17	17
	$ 49	$ 138	$ 187

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2002		
	Canada	United States	Total
Bonds & mortgage loans	$ 78	$ 88	$ 166

	2001		
	Canada	United States	Total
Bonds & mortgage loans	$ 46	$ 100	$ 146

(iii) Changes in the allowance for credit losses are as follows:

	2002		
	Canada	United States	Total
Balance, beginning of year	$ 46	$ 100	$ 146
Provision for credit losses	42	(8)	34
Recoveries of prior write-offs	6	5	11
Write-offs	(16)	(8)	(24)
Other (including foreign exchange rate changes)	–	(1)	(1)
Balance, end of year	$ 78	$ 88	$ 166

($ amounts in millions except per share amounts)

2. Portfolio Investments *(cont'd)*

	2001		
	Canada	United States	Total
Balance, beginning of year	$ 43	$ 104	$ 147
Provision for credit losses	4	–	4
Recoveries of prior write-offs	2	–	2
Write-offs	(4)	(10)	(14)
Other (including foreign exchange rate changes)	1	6	7
Balance, end of year	$ 46	$ 100	$ 146

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects the Company's estimate of potential future credit losses.

(d) Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment.

	Canada	**United States**	**Total**
As at December 31, 2002	$ 25	$ –	$ 25
As at December 31, 2001	$ 27	$ –	$ 27

(e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

	Canada	**United States**	**Total**
As at December 31, 2002	$ 33	$ 150	$ 183
As at December 31, 2001	$ 63	$ 173	$ 236

(f) Net investment income of $3,638 ($3,713 in 2001) includes amortization of net deferred realized gains on portfolio investments and unrealized gains on stocks and real estate as follows:

	2002		
	Canada	**United States**	**Total**
Bonds	$ 81	$ 31	$ 112
Mortgage loans	14	2	16
Stocks	65	6	71
Real estate	19	2	21
	$ 179	$ 41	$ 220

	2001		
	Canada	United States	Total
Bonds	$ 78	$ 12	$ 90
Mortgage loans	17	2	19
Stocks	80	7	87
Real estate	19	2	21
	$ 194	$ 23	$ 217

($ amounts in millions except per share amounts)

(g) The balance of net deferred gains on portfolio investments sold is comprised of the following:

	2002		
	Canada	United States	Total
Bonds	$ 453	$ 86	$ 539
Mortgage loans	30	4	34
Stocks	317	44	361
Real estate	14	10	24
	$ 814	$ 144	$ 958

	2001		
	Canada	United States	Total
Bonds	$ 464	$ 66	$ 530
Mortgage loans	38	4	42
Stocks	408	51	459
Real estate	8	10	18
	$ 918	$ 131	$ 1,049

3. Pledging of Assets

The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

	2002		
	Canada	United States	Total
Derivative transactions	$ –	$ 2	$ 2
In respect of real estate	122	–	122
In respect of reinsurance agreements	49	–	49
	$ 171	$ 2	$ 173

	2001		
	Canada	United States	Total
Derivative transactions	$ –	$ 4	$ 4
In respect of real estate	125	–	125
In respect of reinsurance agreements	61	–	61
	$ 186	$ 4	$ 190

($ amounts in millions except per share amounts)

4. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2002		
	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	–	(529)
Reclassification between goodwill and future taxes	86	–	86
Sale of subsidiary	(3)	–	(3)
Balance, end of year	$ 1,092	$ 66	$ 1,158

	2001		
	Canada	United States	Total
Balance, beginning of year	$ 1,600	$ 79	$ 1,679
Amortization of goodwill	(62)	(4)	(66)
Goodwill acquired	–	17	17
Goodwill written-off	–	(28)	(28)
Changes in foreign exchange rates	–	2	2
Balance, end of year	$ 1,538	$ 66	$ 1,604

(b) Intangible Assets

The Company has identified indefinite life intangible assets acquired as part of London Insurance Group (LIG) in 1997, which are not subject to amortization. The carrying value of intangible assets and changes in the carrying value of intangible assets for the year ended December 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ –	$ –	$ –
Reclassification from goodwill			
– Brands and trademarks	175	–	175
– Shareholder portion of acquired future Participating account profits	354	–	354
Balance, end of year	$ 529	$ –	$ 529

5. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	2002				
	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,829	$ –	$ 2,829
Individual Insurance & Investment	10,979	–	6,132	–	17,111
Reinsurance	–	–	5,960	–	5,960
Property & Casualty	–	–	–	–	–
Employee Benefits	–	–	–	558	558
Financial Services	–	7,829	–	10,221	18,050
Total	$ 10,979	$ 7,829	$ 14,921	$ 10,779	$ 44,508

($ amounts in millions except per share amounts)

	2001				
	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,721	$ –	$ 2,721
Individual Insurance & Investment	10,210	–	6,318	–	16,528
Reinsurance	–	–	5,707	–	5,707
Property & Casualty	–	–	30	–	30
Employee Benefits	–	–	–	617	617
Financial Services	–	7,711	–	10,595	18,306
Total	$ 10,210	$ 7,711	$ 14,776	$ 11,212	$ 43,909

(ii) The composition of the assets supporting liabilities and surplus is as follows:

As at December 31, 2002	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 6,021	$ 3,062	$ 130	$ 2	$ 1,764	$ 10,979
Non-Participating						
Group Insurance	1,649	811	96	1	272	2,829
Individual Insurance & Investment	3,463	2,246	219	18	186	6,132
Reinsurance	1,427	–	74	–	4,459	5,960
Property & Casualty	–	–	–	–	–	–
Other	3,581	1,060	807	763	1,541	7,752
Capital and surplus	973	11	88	296	990	2,358
Total Balance Sheet Value	$ 17,114	$ 7,190	$ 1,414	$ 1,080	$ 9,212	$ 36,010
Fair Value	$ 17,954	$ 7,668	$ 1,423	$ 1,269	$ 9,212	$ 37,526

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,161	$ 70	$ –	$ –	$ 4,598	$ 7,829
Non-Participating						
Employee Benefits	531	9	–	–	18	558
Financial Services	9,168	525	–	–	528	10,221
Other	1,798	5	16	16	1,268	3,103
Capital and surplus	1,992	51	151	171	(15)	2,350
Total Balance Sheet Value	$ 16,650	$ 660	$ 167	$ 187	$ 6,397	$ 24,061
Fair Value	$ 17,379	$ 679	$ 143	$ 212	$ 6,397	$ 24,810

($ amounts in millions except per share amounts)

5. Actuarial Liabilities *(cont'd)*

As at December 31, 2001

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 5,383	$ 2,824	$ 101	$ 2	$ 1,900	$ 10,210
Non-Participating						
Group Insurance	1,545	808	103	2	263	2,721
Individual Insurance & Investment	3,324	2,438	255	19	282	6,318
Reinsurance	1,532	–	73	–	4,102	5,707
Property & Casualty	30	–	–	–	–	30
Other	3,818	1,268	525	748	1,091	7,450
Capital and surplus	636	54	195	301	1,068	2,254
Total Balance Sheet Value	$ 16,268	$ 7,392	$ 1,252	$ 1,072	$ 8,706	$ 34,690
Fair Value	$ 16,642	$ 7,800	$ 1,293	$ 1,282	$ 8,706	$ 35,723

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,048	$ 110	$ –	$ –	$ 4,553	$ 7,711
Non-Participating						
Employee Benefits	578	24	–	–	15	617
Financial Services	9,158	737	–	–	700	10,595
Other	1,789	10	14	20	1,571	3,404
Capital and surplus	1,740	96	113	180	13	2,142
Total Balance Sheet Value	$ 16,313	$ 977	$ 127	$ 200	$ 6,852	$ 24,469
Fair Value	$ 16,650	$ 994	$ 117	$ 229	$ 6,852	$ 24,842

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $45,029 ($44,453 in 2001). The fair value of these assets is $46,696 ($45,348 in 2001).

($ amounts in millions except per share amounts)

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(c) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	Canada					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2002	2001	2002	2001	2002	2001
Balance, beginning of year	$ 10,210	$ 9,575	$ 14,776	$ 14,019	$ 24,986	$ 23,594
Corporate reorganization	–	–	–	192	–	192
Normal change – new business	11	2	993	884	1,004	886
– in force	758	709	(783)	(490)	(25)	219
Material assumption changes	–	(76)	(34)	–	(34)	(76)
Foreign exchange rate changes	–	–	(2)	171	(2)	171
Sale of subsidiary	–	–	(29)	–	(29)	–
Balance, end of year	$ 10,979	$ 10,210	$ 14,921	$ 14,776	$ 25,900	$ 24,986

In 2002, excess interest rate provisions were released for non-participating policyholders and improved mortality rates were experienced by non-participating policyholders.

In 2001 assumption changes were made in the provision for future participating policyholder obligations.

	United States					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2002	2001	2002	2001	2002	2001
Balance, beginning of year	$ 7,711	$ 6,824	$ 11,212	$ 11,119	$ 18,923	$ 17,943
Corporate reorganization	–	–	–	(192)	–	(192)
Normal change – new business	–	–	56	164	56	164
– in force	180	451	(395)	(535)	(215)	(84)
Foreign exchange rate changes	(62)	436	(94)	656	(156)	1,092
Balance, end of year	$ 7,829	$ 7,711	$ 10,779	$ 11,212	$ 18,608	$ 18,923

(d) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

5. Actuarial Liabilities (cont'd)

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update the Company's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. The Company has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

(e) Risk Management

(i) ***Interest rate risk***
Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) ***Credit risk***
Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% (.19% in 2001) in Canada and .08% (.09% in 2001) in the United States.

($ amounts in millions except per share amounts)

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
As at December 31, 2002	$ 281	$ 9	$ 125	$ 25	$ 440
As at December 31, 2001	$ 269	$ 9	$ 105	$ 40	$ 423

(iii) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
As at December 31, 2002	$ 10	$ 31	$ 1,091	$ 247	$ 1,379
As at December 31, 2001	$ 9	$ 31	$ 1,016	$ 260	$ 1,316

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 55% of policy liabilities in Canada and 60% of policy liabilities in the United States are non-cashable prior to maturity or subject to market value adjustments.

(f) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by $68 ($15 in 2001). The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $75 ($33 in 2001). The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

($ amounts in millions except per share amounts)

6. Commercial Paper and Other Loans

(a) Commercial paper and other loans consist of the following:

	2002			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 1.47%	$ –	$ 153	$ 153	$ 153
Revolving credit in respect of reinsurance business with interest rates from 1.8% to 3.4% maturing within one year	46	–	46	46
Total short term	46	153	199	199
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% maturing at various dates to 2014	122	–	122	129
Other notes payable with interest of 8.0%	15	–	15	15
Sub total	137	–	137	144
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	218
6.74% Debentures due November 24, 2031, unsecured	200	–	200	210
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	276	276	280
Sub total	400	276	676	708
Total long term	537	276	813	852
Total	$ 583	$ 429	$ 1,012	$ 1,051
Interest expense on long term loans	$ 39	$ 20	$ 59	

($ amounts in millions except per share amounts)

	2001			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 2.55%	$ –	$ 154	$ 154	$ 154
Revolving credit in respect of reinsurance business with interest rates from 2.2% to 3.9% maturing within one year	61	–	61	61
Total short term	61	154	215	215
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	156	–	156	165
Other notes payable at interest rates from 8.0% to 9.0%	25	–	25	25
Sub total	181	–	181	190
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	210
6.74% Debentures due November 24, 2031, unsecured	200	–	200	196
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	279	279	279
Sub total	400	279	679	685
Total long term	581	279	860	875
Total	$ 642	$ 433	$ 1,075	$ 1,090
Interest expense on long term loans	$ 29	$ 20	$ 49	

(b) Principal Repayments of Long Term Loans

	Operating	Capital	Total
2003	$ 59	$ –	$ 59
2004	27	–	27
2005	17	–	17
2006	2	–	2
2007	2	–	2
2008 and thereafter	30	676	706
	$ 137	$ 676	$ 813

($ amounts in millions except per share amounts)

7. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West and GWL&A at December 31, 2002 and December 31, 2001. The non-controlling interests of GWL&A and Great-West and its subsidiaries are:

(a) For the years ended December 31	2002	2001
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 89	$ 91
London Life	519	511
GWL&A	208	202
Policyholder dividends		
Great-West	91	87
London Life	517	497
GWL&A	198	200
Net income	$ 10	$ 20
Preferred shareholder dividends	22	22
Minority shareholder interest	1	2
Distribution on Great-West Life Capital Trust Securities	1	–
Total	$ 34	$ 44

(b) As at December 31	2002	2001
Participating policyholder undistributed surplus		
Great-West	$ 330	$ 332
London Life	916	914
GWL&A	244	235
	1,490	1,481
Preferred shareholders	209	459
Minority interests in capital stock and surplus	2	10
Trust units issued by Great-West Life Capital Trust 350,000 Trust Securities – Series A	350	–
	$ 2,051	$ 1,950

Preferred Shareholders

On December 31, 2002, the LIG Class 1 Series D 7.25% Non-Cumulative Preferred Shares and Class 1 Series E 7.20% Non-Cumulative Preferred Shares were redeemed by LIG at a price of $25 per share.

In January 2001, as a result of the joint offer dated December 14, 2000 between 3812774 Canada Inc. (a wholly-owned subsidiary of the Company) and Great-West, 3812774 purchased 658,311 Series L 5.20% Non-Cumulative Preferred Shares of Great-West. 3812774 was transferred to Great-West and concurrently wound up. The purchase price was $23.00 per share for an aggregate purchase price of $15.1. The discount of $2.00 per share, or $1.3, was recorded on consolidation as an increase in surplus.

Great-West Life Capital Trust Securities (GREATs)

On December 20, 2002, Great-West Life Capital Trust (the Trust), a trust controlled by Great-West, issued $350 of non-voting GREATs which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the GREATs will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of the Trust's net distributable funds. Subject to regulatory approval, the Trust may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007. Related issue costs of $5 ($3 after-tax) were recognized as a charge to surplus in 2002.

($ amounts in millions except per share amounts)

8. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	2002		2001	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	–	$ –	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of year	17,192,242	$ 429,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	369,459,808	$ 1,553,294	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	(4,720,800)	(19,924)	(4,838,400)	(20,295)
Issued under Stock Option Plan	1,637,704	18,394	1,893,483	17,030
Balance, end of year	366,376,712	$ 1,551,764	369,459,808	$ 1,553,294
Total Capital Stock		$ 1,981,570		$ 2,083,100

The Series B, 7.45% Non-Cumulative First Preferred Shares were redeemed by the Company on December 31, 2002 at a price of $25 per share.

The Series C, 7.75% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2002 and are convertible to common shares of the Company at the option of the Company on or after September 30, 2004. The shares are convertible to common shares of the Company at the option of the holder on or after March 31, 2005.

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 and are convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, and are convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

During 2002, 4,720,800 (4,838,400 in 2001) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $169 ($164 in 2001) or $35.76 ($33.93 in 2001) per share and the price in excess of stated value was charged to surplus.

9. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Stock Option Plan Administrative Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Options granted under the Plan expire not later than ten years after the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee. The maximum number of Lifeco common shares that may be issued under the Plan is currently 18,500,000.

($ amounts in millions except per share amounts)

9. Stock Based Compensation (cont'd)

Three categories of options have been granted under the Plan:

(a) Basic (1) options, which generally become exercisable at the rate of 20% per year commencing on the first anniversary of the grant and expire ten years from the date of the grant. Basic (2) options become exercisable at the rate of 33% per year commencing September 30, 2002 and expire on April 26, 2010.

(b) Contingent Options, which become exercisable only if certain financial targets are attained by GWL&A. Subject to the attainment of those financial targets, Contingent Options either (a) become exercisable on April 1, 2002 and expire on June 26, 2007 or (b) become exercisable at the rate of 20% per year commencing December 31, 2001 and expire on April 25, 2011.

(c) Special Options, which become exercisable only if certain financial targets are attained by Great-West and by London Life. Subject to the attainment of those financial targets, 40% of the Special Options became exercisable on February 28, 2000 and 20% of the Special Options became exercisable on February 28, 2001 and 20% of the Special Options become exercisable on April 22 in each of the years 2002 and 2003. All of the Special Options expire on April 21, 2008.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	12,303,154	$ 16.99	13,597,821	$ 16.99
Granted	174,500	34.84	1,354,750	34.58
Exercised	(1,637,704)	11.23	(1,893,483)	8.99
Forfeited	(809,213)	18.31	(755,934)	20.24
Outstanding, end of year	10,030,737	$ 21.77	12,303,154	$ 16.99
Options exercisable at year-end	6,303,818	$ 18.05	5,232,735	$ 14.15

The weighted average fair value of options granted during 2002 was $11.38 per option. The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2002: dividend yield 2.453%, expected volatility 31.67%, risk-free interest rate 5.125%, and expected life of 7 years.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2002:

	Outstanding			Exercisable		
Exercise Price Ranges	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Expiry
$8.48 – $9.84	1,506,386	3.56	$ 8.48	1,506,386	$ 8.48	2006
$11.26 – $16.76	1,825,182	4.61	16.34	1,825,182	16.34	2007
$20.24 – $22.28	1,342,950	5.25	21.80	1,094,950	21.78	2008
$22.13 – $27.25	620,900	6.38	23.68	389,700	23.37	2009
$20.22 – $32.95	3,312,569	7.47	24.94	1,235,150	23.90	2010
$34.28 – $35.40	1,248,250	8.75	34.54	252,450	34.55	2011
$34.40 – $37.39	174,500	9.54	34.84	–	–	2012

In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan during 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $0.001.

($ amounts in millions except per share amounts)

10. Pension Plans and Other Post Retirement Benefits

(a) Defined Benefit Pension Plans

(i) The status of the Company's defined benefit pension plans is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Assets at fair value	$ 1,044	$ 258	$ 1,302	$ 1,176	$ 299	$ 1,475
Accrued benefit obligation	1,015	294	1,309	1,039	240	1,279
Excess (deficit) of assets over obligations	29	(36)	(7)	137	59	196
Unamortized net experience losses (gains) and assumption changes	71	69	140	(58)	(16)	(74)
Unamortized net asset at transition	–	–	–	(4)	–	(4)
Excess funding contribution balance (reflected in Other Assets)	$ 100	$ 33	$ 133	$ 75	$ 43	$ 118
Significant Weighted-Average Actuarial Assumptions:						
Discount rate	6.75%	6.75%		6.75%	7.25%	
Expected return on assets	7.75%	8.00%		7.75%	8.00%	
Assumed compensation increase	5.25%	3.92%		5.25%	4.00%	

(ii) The change in the fair value of plan assets is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Fair value of assets, beginning of year	$ 1,176	$ 299	$ 1,475	$ 1,245	$ 290	$ 1,535
Employee contributions	5	–	5	5	–	5
Employer contributions	15	–	15	2	–	2
Return on plan assets	(34)	(28)	(62)	13	(1)	12
Benefits paid	(118)	(10)	(128)	(89)	(8)	(97)
Foreign exchange rate changes	–	(3)	(3)	–	18	18
Fair value of assets, end of year	$ 1,044	$ 258	$ 1,302	$ 1,176	$ 299	$ 1,475

(iii) The change in the accrued benefit obligation is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued benefit obligation, beginning of year	$ 1,039	$ 240	$ 1,279	$ 1,026	$ 211	$ 1,237
Current service cost	25	14	39	25	13	38
Interest on accrued pension obligation	67	18	85	69	15	84
Actuarial (gains) losses	2	33	35	8	(4)	4
Benefits paid	(118)	(10)	(128)	(89)	(8)	(97)
Foreign exchange rate changes	–	(1)	(1)	–	13	13
Accrued benefit obligation, end of year	$ 1,015	$ 294	$ 1,309	$ 1,039	$ 240	$ 1,279

($ amounts in millions except per share amounts)

10. Pension Plans and Other Post Retirement Benefits (cont'd)

(iv) Pension expense is determined as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 25	$ 14	$ 39	$ 25	$ 13	$ 38
Employee contributions	(5)	–	(5)	(5)	–	(5)
Employer current service cost	20	14	34	20	13	33
Interest on accrued pension obligation	67	18	85	69	15	84
Amortization of net experience gains and assumption changes	(8)	1	(7)	(15)	(2)	(17)
Amortization of net asset at transition	(4)	–	(4)	(4)	–	(4)
Expected return on plan assets	(87)	(23)	(110)	(96)	(24)	(120)
	$ (12)	$ 10	$ (2)	$ (26)	$ 2	$ (24)

(b) Other Pension Plans

(i) The Company also maintains defined contribution pension plans for certain employees and agents the costs of which are as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Contributions expensed	$ 2	$ 11	$ 13	$ 2	$ 12	$ 14

(ii) In addition, the Company maintains supplemental executive retirement plans for certain key executives which provide certain benefits upon retirement, disability or death based on total compensation.

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
In year expense	$ 3	$ 4	$ 7	$ 1	$ 4	$ 5
End-of year total liability	$ 28	$ 33	$ 61	$ 18	$ 33	$ 51

(c) Other Post Retirement Benefits

(i) The status of the Company's other post retirement benefits plans is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation	$ 221	$ 49	$ 270	$ 191	$ 92	$ 283
Unamortized experience gain (loss)	(23)	33	10	(5)	(18)	(23)
Accrued benefit obligation (reflected in Other Liabilities)	$ 198	$ 82	$ 280	$ 186	$ 74	$ 260

($ amounts in millions except per share amounts)

Significant Weighted-Average Actuarial Assumptions:
The discount rate used to determine the accrued benefit obligation was 6.75% for both the Canadian and United States plans. In determining the expected cost of Canadian health care benefit plans, health care costs were assumed to increase by 8.4% in 2002 and gradually decrease to a level of 4.8% by 2008. For the United States health care benefit plans, health care costs were assumed to increase by 9.5% in 2002 and gradually decrease to a level of 5.25% by 2011 subject to conditions of the plans.

(ii) The change in the other post retirement benefits obligation is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation, beginning of year	$ 191	$ 92	$ 283	$ 167	$ 50	$ 217
Current service cost	7	6	13	5	5	10
Interest on accrued other post retirement benefit obligation	13	5	18	12	5	17
Amendments	–	(35)	(35)	–	–	–
Actuarial (gains) losses	17	(16)	1	14	31	45
Benefits paid	(7)	(2)	(9)	(7)	(2)	(9)
Foreign exchange rate changes	–	(1)	(1)	–	3	3
Accrued other post retirement benefits obligation, end of year	$ 221	$ 49	$ 270	$ 191	$ 92	$ 283

(iii) Other post retirement benefits expense is determined as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 7	$ 6	$ 13	$ 5	$ 5	$ 10
Interest on accrued other post retirement benefits obligation	13	5	18	12	5	17
	$ 20	$ 11	$ 31	$ 17	$ 10	$ 27

The effect of a 1% increase in assumed healthcare cost trend rates would be an increase in the accrued post retirement benefit obligation of $35 in Canada and $4 in the United States as at December 31, 2002 and an increase in the 2002 post retirement benefit expense of $5 in Canada and $2 in the United States. A decrease of 1% in assumed healthcare cost trend rates would result in respective decreases of approximately the same amount.

11. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2002	2001
(a) Earnings		
Net income – common shareholders	$ 931	$ 515
(b) Number of Common Shares		
Average number of common shares outstanding	367,987,648	371,244,073
Add: Potential exercise of outstanding stock options	4,619,909	6,119,984
Average number of common shares outstanding – diluted basis	372,607,557	377,364,057
Earnings per Common Share ((a) divided by (b))		
Basic	$ 2.530	$ 1.387
Diluted	$ 2.499	$ 1.365

($ amounts in millions except per share amounts)

12. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from Investors Group, a member of the Power Financial Group of companies, certain administrative services. Great-West also provided life insurance and disability insurance products under a distribution agreement with Investors Group. London Life provided distribution services to Mackenzie Financial Corporation, a company within the Power Financial Corporation group of companies. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2002, Great-West and London Life purchased residential mortgages of $200 from Investors Group ($278 in 2001). Great-West and London Life sold residential mortgages of $42 ($26 in 2001) to segregated funds maintained by Great-West and $143 ($98 in 2001) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

On April 19, 2001, Great-West completed its previously announced investment of $230 to acquire 9,200,000 Investors Group treasury common shares.

13. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2002	2001
Policy liabilities	$ 31	$ 102
Portfolio investments	189	206
Other	(82)	9
	$ 138	$ 317

(b) The Company's effective income tax rate is derived as follows:

	2002	2001
Combined basic Canadian federal and provincial tax rate	39.0%	42.3%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(5.6)	(5.4)
Lower effective tax rates on income not subject to tax in Canada	(2.3)	(1.6)
Investment income tax	1.8	2.8
Large corporations tax	0.1	0.1
Impact of rate changes on future income taxes	0.3	(1.0)
Miscellaneous	1.1	2.0
Effective income tax rate applicable to current year	34.4	39.2
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	(4.2)	1.0
Effective income tax rate	30.2%	40.2%

2002 results include a $50 net reduction in the Canadian provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $41 in the shareholder account and $9 in the participating policyholder account.

($ amounts in millions except per share amounts)

14. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

	2002				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Swaps	$ 792	$ 37	$ 4	$ 41	$ 8
Options written	302	–	–	–	–
Options purchased	1,797	–	5	5	1
	2,891	37	9	46	9
Foreign Exchange Contracts					
Forward contracts	2,150	5	66	71	14
Cross-currency swaps	863	6	49	55	8
	3,013	11	115	126	22
Other Derivative Contracts					
Equity contracts	266	61	18	30	11
Credit default swaps	32	–	3	3	1
	298	61	21	33	12
	$ 6,202	$ 109	$ 145	$ 205	$ 43
Geographic					
Canada	$ 3,396	$ 78	$ 132	$ 161	$ 34
United States	2,806	31	13	44	9
	$ 6,202	$ 109	$ 145	$ 205	$ 43

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $49.*

	2001				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Swaps	$ 816	$ 41	$ 4	$ 45	$ 9
Options written	305	–	–	–	–
Options purchased	2,442	3	–	3	1
	3,563	44	4	48	10
Foreign Exchange Contracts					
Forward contracts	1,700	1	47	48	9
Cross-currency swaps	791	14	49	63	13
	2,491	15	96	111	22
Other Derivative Contracts					
Equity contracts	286	67	19	36	12
	$ 6,340	$ 126	$ 119	$ 195	$ 44
Geographic					
Canada	$ 2,990	$ 89	$ 116	$ 155	$ 36
United States	3,350	37	3	40	8
	$ 6,340	$ 126	$ 119	$ 195	$ 44

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $50.*

($ amounts in millions except per share amounts)

14. Off Balance Sheet Financial Instruments *(cont'd)*

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

2002

	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Swaps	$ 121	$ 590	$ 81	$ 32	$ –	$ –	$ –	$ –
Options written	–	302	–	(6)	–	–	–	–
Options purchased	798	999	–	–	–	–	–	–
	919	1,891	81	26	–	–	–	–
Foreign Exchange Contracts								
Forward contracts	–	–	–	–	1,052	1,098	–	(25)
Cross-currency swaps	62	456	345	(123)	–	–	–	–
	62	456	345	(123)	1,052	1,098	–	(25)
Other Derivative Contracts								
Equity contracts	47	93	–	55	126	–	–	1
Credit default swaps	–	32	–	–	–	–	–	–
	47	125	–	55	126	–	–	1
	$ 1,028	$ 2,472	$ 426	$ (42)	$ 1,178	$ 1,098	$ –	$ (24)
Geographic								
Canada	$ 116	$ 627	$ 377	$ (61)	$ 1,178	$ 1,098	$ –	$ (24)
United States	912	1,845	49	19	–	–	–	–
	$ 1,028	$ 2,472	$ 426	$ (42)	$ 1,178	$ 1,098	$ –	$ (24)

2001

	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Swaps	$ 198	$ 535	$ 83	$ 38	$ –	$ –	$ –	$ –
Options written	118	187	–	(4)	–	–	–	–
Options purchased	655	1,787	–	3	–	–	–	–
	971	2,509	83	37	–	–	–	–
Foreign Exchange Contracts								
Forward contracts	–	–	–	–	951	749	–	(41)
Cross-currency swaps	42	314	435	(77)	–	–	–	–
	42	314	435	(77)	951	749	–	(41)
Other Derivative Contracts								
Equity contracts	49	93	–	62	144	–	–	3
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)
Geographic								
Canada	$ 114	$ 514	$ 518	$ (11)	$ 1,095	$ 749	$ –	$ (38)
United States	948	2,402	–	33	–	–	–	–
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)

($ amounts in millions except per share amounts)

(c) ***Interest Rate Contracts***

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge the translation of its United States operations into Canadian dollars. The realized gains and losses on these contracts are recognized in net investment income as the contracts are settled. In 2002, realized losses net of tax were $13 ($18 in 2001).

Other Derivative Contracts

Equity index swaps are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

15. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

At December 31, 2002 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of the settlement, estimated future settlement benefits of $180 and expenses related to the administration of the settlement in the amount of $20 were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against the Company, Great-West, LIG and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Company.

($ amounts in millions except per share amounts)

16. The Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

17. Commitments

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1,425 in letters of credit capacity. The facility has three tranches. One tranche, arranged in 2002 in the amount of U.S. $655, is for a one year term to November 20, 2003. The second tranche, also arranged in 2002 in the amount of U.S. $370, has a three year term expiring November 15, 2005. The third tranche of U.S. $400 expires on October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $1,079 in letters of credit under the facility as at December 31, 2002. LRG had issued U.S. $1,105 under a previous letter of credit facility at December 31, 2001. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 (2001 – U.S. $40). Bonds and debentures in the amount of Cdn $11 (2001 – Cdn $15) have been pledged to support these letters of credit.

18. Segmented Information

The major reportable segments are the Canadian and United States operations of the Company. In Canada, the Company operates through Great-West and its wholly owned subsidiary LIG. In the United States, the Company operates primarily through GWL&A. The Canadian and United States segments are also presented by participating and non-participating products.

The major business units within the Canadian operating segment are:

Group Insurance	– life, health and disability insurance products for group clients.
Individual Insurance & Investment Products	– life insurance and disability insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.
Reinsurance & Specialty General Insurance	– life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.
Corporate	– business activities and operations that are not associated with the major business units of Canadian operations.

The major business units within the United States operating segment are:

Employee Benefits	– life, health and disability insurance products for group clients.
Financial Services	– accumulation and payout annuity products for both group and individual clients, 401(k) products for group clients and life insurance products for individual clients.
Corporate	– business activities and operations that are not associated with the major business units of United States operations.

($ amounts in millions except per share amounts)

(a) **Consolidated Operations**

For the Year Ended December 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 2,220	$ 662	$ 3,922	$ 17	$ 6,821	$ 1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	–	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Net operating income before income taxes	199	351	32	74	656	36	692
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	129	496	–	496
Non-controlling interests	–	–	1	23	24	–	24
Net income before goodwill amortization	125	212	29	106	472	–	472
Amortization of goodwill	–	–	–	–	–	–	–
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ –	$ 472

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ –	$ –	$ –	$ 31	$ 31	$ –	$ 31
Net income – common shareholders	125	212	29	75	441	–	441
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ –	$ 472

($ amounts in millions except per share amounts)

18. Segmented Information (cont'd)

For the Year Ended December 31, 2002	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,577	$ 1,016	$ –	$ 2,593	$ 396	$ 2,989	$ 11,187
Net investment income	109	824	(5)	928	561	1,489	3,638
Fee and other income	1,036	350	1	1,387	–	1,387	1,807
Total income	2,722	2,190	(4)	4,908	957	5,865	16,632
Benefits and Expenses:							
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	12,593
Other	1,139	347	9	1,495	21	1,516	2,613
Net operating income before income taxes	375	359	(11)	723	11	734	1,426
Income taxes	125	112	(4)	233	1	234	430
Net income before non-controlling interests	250	247	(7)	490	10	500	996
Non-controlling interests	–	–	–	–	10	10	34
Net income before goodwill amortization	250	247	(7)	490	–	490	962
Amortization of goodwill	–	–	–	–	–	–	–
Net income	$ 250	$ 247	$ (7)	$ 490	$ –	$ 490	$ 962

Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –	$ 31
Net income – common shareholders	250	247	(7)	490	–	490	931
Net income	$ 250	$ 247	$ (7)	$ 490	$ –	$ 490	$ 962

($ amounts in millions except per share amounts)

For the Year Ended December 31, 2001	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 2,026	$ 628	$ 3,455	$ 16	$ 6,125	$ 1,326	$ 7,451
Net investment income	215	513	473	125	1,326	926	2,252
Fee and other income	61	311	2	17	391	–	391
Total income	2,302	1,452	3,930	158	7,842	2,252	10,094
Benefits and Expenses:							
Paid or credited to policyholders	1,739	799	3,894	33	6,465	1,843	8,308
Other	391	374	78	17	860	275	1,135
Net operating income before income taxes	172	279	(42)	108	517	134	651
Income taxes	67	104	(12)	(7)	152	116	268
Net income before non-controlling interests	105	175	(30)	115	365	18	383
Non-controlling interests	–	–	2	22	24	18	42
Net income before goodwill amortization	105	175	(32)	93	341	–	341
Amortization of goodwill	23	28	8	3	62	–	62
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ –	$ 279

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ –	$ –	$ –	$ 30	$ 30	$ –	$ 30
Net income – common shareholders	82	147	(40)	60	249	–	249
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ –	$ 279

($ amounts in millions except per share amounts)

18. Segmented Information (cont'd)

For the Year Ended December 31, 2001	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits*	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,708	$ 893	$ –	$ 2,601	$ 425	$ 3,026	$ 10,477
Net investment income	106	831	(10)	927	534	1,461	3,713
Fee and other income	1,105	362	–	1,467	–	1,467	1,858
Total income	2,919	2,086	(10)	4,995	959	5,954	16,048
Benefits and Expenses:							
Paid or credited to policyholders	1,439	1,359	(2)	2,796	926	3,722	12,030
Other	1,208	382	14	1,604	22	1,626	2,761
Special Charges	204	–	–	204	–	204	204
Net operating income before income taxes	68	345	(22)	391	11	402	1,053
Income taxes	18	101	1	120	9	129	397
Net income before non-controlling interests	50	244	(23)	271	2	273	656
Non-controlling interests	–	–	–	–	2	2	44
Net income before goodwill amortization	50	244	(23)	271	–	271	612
Amortization of goodwill	2	1	1	4	–	4	66
Net income	$ 48	$ 243	$ (24)	$ 267	$ –	$ 267	$ 546
Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ 1	$ 1	$ –	$ 1	$ 31
Net income – common shareholders	48	243	(25)	266	–	266	515
Net income	$ 48	$ 243	$ (24)	$ 267	$ –	$ 267	$ 546

* see Note 19

($ amounts in millions except per share amounts)

(b) Consolidated Balance Sheet

As at December 31, 2002	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
Assets							
Invested assets	$ 14,897	$ 13,974	$ 28,871	$ 14,550	$ 8,130	$ 22,680	$ 51,551
Goodwill and intangible assets	1,621	–	1,621	66	–	66	1,687
Other assets	5,103	415	5,518	987	328	1,315	6,833
Total assets	$ 21,621	$ 14,389	$ 36,010	$ 15,603	$ 8,458	$ 24,061	$ 60,071
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 16,283	$ 12,606	$ 28,889	$ 11,450	$ 7,957	$ 19,407	$ 48,296
Net deferred gains on portfolio investments sold	427	387	814	136	8	144	958
Other liabilities	1,992	150	2,142	1,667	249	1,916	4,058
Non-controlling interests	561	1,246	1,807	–	244	244	2,051
Capital stock and surplus	2,358	–	2,358	2,350	–	2,350	4,708
Total liabilities, capital stock and surplus	$ 21,621	$ 14,389	$ 36,010	$ 15,603	$ 8,458	$ 24,061	$ 60,071

As at December 31, 2001	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
Assets							
Invested assets	$ 14,549	$ 13,257	$ 27,806	$ 14,836	$ 8,009	$ 22,845	$ 50,651
Goodwill and intangible assets	1,538	–	1,538	66	–	66	1,604
Other assets	4,829	517	5,346	1,249	309	1,558	6,904
Total assets	$ 20,916	$ 13,774	$ 34,690	$ 16,151	$ 8,318	$ 24,469	$ 59,159
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 16,085	$ 11,835	$ 27,920	$ 11,847	$ 7,832	$ 19,679	$ 47,599
Net deferred gains on portfolio investments sold	473	445	918	123	8	131	1,049
Other liabilities	1,635	248	1,883	2,038	243	2,281	4,164
Non-controlling interests	469	1,246	1,715	–	235	235	1,950
Capital stock and surplus	2,254	–	2,254	2,143	–	2,143	4,397
Total liabilities, capital stock and surplus	$ 20,916	$ 13,774	$ 34,690	$ 16,151	$ 8,318	$ 24,469	$ 59,159

($ amounts in millions except per share amounts)

19. Special Charges

2001 results include a non-recurring charge of $204 pre-tax ($133 after-tax) in addition to related operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta) an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

20. Dispositions

London Guarantee Insurance Company

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

Auditors' Report

To the Shareholders of Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2002 and 2001 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
January 29, 2003

Five Year Summary

(in millions of dollars except per common share amounts)

	2002	2001	2000	1999	1998
At December 31					
Life insurance in force (face amount)	$ 479,124	$ 487,216	$ 501,838	$ 471,078	$ 477,234
Annuities in force (funds held)	45,511	49,306	48,690	47,255	43,936
Health insurance in force (annualized premiums)	13,762	14,045	13,903	9,238	9,309
Total assets under administration	96,119	98,026	92,913	87,240	83,119
For the Year Ended December 31					
Premiums:					
Life insurance, guaranteed annuities and insured health products	$ 7,265	$ 7,022	$ 7,098	$ 6,451	$ 6,547
Reinsurance and specialty general insurance	3,922	3,455	2,878	2,075	2,690
Self-funded premium equivalents (ASO contracts)	9,564	10,099	8,797	5,464	4,849
Segregated funds deposits:					
Individual products	2,293	2,955	2,776	1,962	2,010
Group products	4,382	4,695	5,325	3,988	3,687
Total premiums and deposits	$ 27,426	$ 28,226	$ 26,874	$ 19,940	$ 19,783
Condensed Summary of Operations					
Income					
Premium income	$ 11,187	$ 10,477	$ 9,976	$ 8,526	$ 9,237
Net investment income	3,638	3,713	3,649	3,580	3,516
Fee and other income	1,807	1,858	1,641	1,222	1,003
Total income	16,632	16,048	15,266	13,328	13,756
Benefits and Expenses					
Paid or credited to policyholders	12,593	12,030	11,374	9,936	10,680
Commissions	718	696	694	601	538
Operating expenses	1,786	1,941	1,816	1,550	1,445
Premium taxes	109	124	129	123	93
Special charges	–	204	–	–	–
Net operating income before income taxes	1,426	1,053	1,253	1,118	1,000
Income taxes – current	397	427	540	378	216
– future	33	(30)	(89)	(12)	145
Net income before non-controlling interests	996	656	802	752	639
Non-controlling interests	34	44	63	123	108
Net income before amortization of goodwill	962	612	739	629	531
Amortization of goodwill	–	66	65	60	58
Net income	$ 962	$ 546	$ 674	$ 569	$ 473
Summary of Net Income					
Preferred shareholder dividends	$ 31	$ 31	$ 31	$ 33	$ 36
Net income – common shareholders	931	515	643	536	437
Net income	$ 962	$ 546	$ 674	$ 569	$ 473
Earnings per common share	$ 2.53	$ 1.39	$ 1.72	$ 1.43	$ 1.17
Return on common shareholders' equity	22.9%	13.7%	18.6%	17.1%	15.4%
Book value per common share	$ 11.68	$ 10.47	$ 9.81	$ 8.70	$ 8.12
Dividends to common shareholders – per share	$ 0.945	$ 0.78	$ 0.65	$ 0.53	$ 0.44

ANNEX A – Item 4

Management's Discussion and Analysis

able of Contents

03 APR -9 AM 7:21

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco or the Company) in 2002 compared with 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

Forward-looking Statements

This report may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Businesses

In Canada, through Great-West and its major subsidiary London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc. (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Translation of United States Dollars

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31 for the respective years. All income and expense items are translated at an average rate for the year. The rates employed are:

Years ended December 31	Balance Sheet	Operations
2002	$ 1.5800	$ 1.5700
2001	1.5930	1.5490
2000	1.5000	1.4853

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the year ended December 31, 2002, the effective rate was $1.5295 ($1.4862 for the year ended December 31, 2001).

2002 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information *(in $ millions, except per common share amounts)*

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Years ended December 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 4,276	$ 2,989	$ 7,265	$ 3,996	$ 3,026	$ 7,022	3%
Reinsurance & specialty general insurance	3,922	–	3,922	3,455	–	3,455	14%
Self-funded premium equivalents (ASO contracts) *(1)*	1,355	8,209	9,564	1,238	8,861	10,099	-5%
Segregated funds deposits: *(1)*							
Individual products	1,649	644	2,293	1,586	1,369	2,955	-22%
Group products	1,163	3,219	4,382	1,045	3,650	4,695	-7%
Total premiums and deposits	$ 12,365	$ 15,061	$ 27,426	$ 11,320	$ 16,906	$ 28,226	-3%
Fee and other income	420	1,387	1,807	391	1,467	1,858	-3%
Paid or credited to policyholders	8,978	3,615	12,593	8,308	3,722	12,030	5%
Net income attributable to:							
Preferred shareholders	31	–	31	30	1	31	–
Common shareholders	441	490	931	249	266	515	81%
2001 adjustments *(2)*							
Goodwill amortization	–	–	–	62	4	66	
Alta	–	–	–	–	165	165	
September 11, 2001	–	–	–	73	–	73	
Adjusted net income common shareholders *(2)*	441	490	931	384	435	819	14%
Per Common Share							
Basic earnings			$ 2.530			$ 1.387	82%
2001 adjustments *(2)*							
Goodwill amortization			–			0.177	
Alta			–			0.444	
September 11, 2001			–			0.199	
Adjusted basic earnings *(2)*			2.530			2.207	15%
Dividends paid			0.945			0.780	21%
Book value per common share			$ 11.68			$ 10.47	12%
Return on Common Shareholders' Equity							
Net income			22.9%			13.7%	
Adjusted net income *(2)*			–			20.8%	
At December 31							
Total assets	$ 36,010	$ 24,061	$ 60,071	$ 34,690	$ 24,469	$ 59,159	2%
Segregated funds assets *(1)*	18,504	17,544	36,048	19,093	19,774	38,867	-7%
Total assets under administration	$ 54,514	$ 41,605	$ 96,119	$ 53,783	$ 44,243	$ 98,026	-2%
Capital stock and surplus			$ 4,708			$ 4,397	7%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) A charge of $66 after-tax or $0.177 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 1 of the Company's 2002 financial statements).
(ii) A charge of $165 after-tax or $0.444 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
(iii) A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.

Return on common shareholders' equity is also presented excluding 2001 adjustments.

Quarterly Financial Information *(in $ millions, except per common share amounts)*

		Total Revenue	Net Income - Common Shareholders Total	Net Income - Common Shareholders Basic Per Share	Adjusted Net Income - Common Shareholders (1) Total	Adjusted Net Income - Common Shareholders (1) Basic Per Share
2002	Fourth quarter	$ 4,242	$ 235	$ 0.641	N/A	N/A
	Third quarter	4,429	240	0.653	N/A	N/A
	Second quarter	3,648	234	0.634	N/A	N/A
	First quarter	4,313	222	0.602	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489

(1) Adjusted Net Income for 2001 is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

- *Amortization of Goodwill - Effective January 1, 2002, goodwill is no longer amortized.*
- *Alta Health & Life Insurance Company - Special charges of $133 plus related operating losses of $32 for a total of $165 or $0.444 per common share.*
- *Events of September 11, 2001 - A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.*

		Amortization of Goodwill Net Income	Amortization of Goodwill Basic per share	Charges related to Alta Health & Life Insurance Company Net Income	Charges related to Alta Health & Life Insurance Company Basic per share	Events of September 11, 2001 Net Income	Events of September 11, 2001 Basic per share	Total Adjustments Net Income	Total Adjustments Basic per share
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ -	$ -	$ 19	$ 0.052
	Third quarter	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	-	-	180	0.483
	First quarter	16	0.043	-	-	-	-	16	0.043

Overview - 12 Months Ended December 31, 2002

In 2002, Lifeco continued to record solid growth in earnings from both its Canadian and United States operations, despite weak investment markets and declining consumer confidence. Earnings, return on common shareholders' equity, and shareholder dividends all increased, while the quality of the Company's invested assets remained high. Lifeco and its subsidiaries continue to receive superior ratings on claims paying ability and financial strength from the major rating agencies.

Management continues to believe the Company is well positioned for long term earnings growth.

Net Income

Lifeco's net income attributable to common shareholders was $931 million or $2.530 per common share for the twelve months ended December 31, 2002, compared to $1.387 per common share for 2001.

This result represents an increase of 15% in earnings per common share over 2001, after adjusting for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001 to facilitate comparison between years.

For the fourth quarter, net income attributable to common shareholders was $235 million or $0.641 per common share, compared to adjusted 2001 results of $208 million or $0.562 per common share.

Source of Net Income - Consolidated net earnings for Lifeco are the net operating earnings of Great-West in Canada and GWL&A in the United States, together with Lifeco's corporate results.

The following comparative figures for 2001 have been adjusted to exclude non-recurring charges related to goodwill, Alta, and the events of September 11, 2001.

Net Income Common Shareholders *(in $ millions)*

	2002	2001	% Change
Canadian Segment			
Great-West			
Total common shareholder earnings	$ 461	$ 258	
Portion of Lifeco Corporate earnings	(20)	(9)	
Total Canadian segment	441	249	77%
Goodwill amortization adjustment	–	62	
September 11, 2001 adjustment	–	73	
Total adjusted Canadian segment	441	384	15%
United States Segment			
GWL&A			
Total common shareholder earnings (US$)	$ 321	$ 186	
Foreign exchange translation	169	83	
Portion of Lifeco Corporate earnings	–	(3)	
Total U.S. segment	490	266	84%
Goodwill amortization adjustment	–	4	
Alta adjustment	–	165	
Total adjusted U.S. segment	490	435	13%
Total Lifeco (2001 adjusted basis)	$ 931	$ 819	14%

Canadian Segment – Canadian consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2002 increased 15% to $441 million from $384 million at December 31, 2001. For the fourth quarter, Canadian net income attributable to common shareholders increased to $116 million compared to $102 million at December 31, 2001.

For Canadian operations, the increase in net income in 2002 reflected growth in fee income, strong interest gains and favourable morbidity experience. The gain on sale of a subsidiary, a reduction in provisions for income taxes, and an increase in reinsurance actuarial reserves related to potential exposures were all recognized in 2002, however the net impact of these events was not material.

United States Segment – Lifeco's United States consolidated net earnings for twelve months of 2002 increased 13% to $490 million from $435 million a year ago. For the fourth quarter, United States net income increased to $119 million compared to $106 million at December 31, 2001.

GWL&A's twelve months net income attributable to common shareholders increased to US $321 million from US $294 million at December 31, 2001. For the fourth quarter, GWL&A's earnings were US $79 million compared to US $72 million a year ago.

The earnings result from United States operations was due to favourable morbidity, increased interest margins and expense management, partially offset by a decrease in fee income.

Premiums and Deposits

Overall, premiums and deposits decreased 3% from 2001. Within this result, traditional life and annuity premiums were up 3%, reinsurance up 14%, and fee-based products down 9%. The decrease in fee-based product revenue, associated with the United States segment, reflects lower interest-sensitive product sales, as well as lower membership levels for Group administrative services only (ASO) products.


Premiums - insurance, annuities, insured health products and reinsurance 41% (37%)
Self-funded premium equivalents (ASO contracts) 35% (36%)
Segregated funds deposits 24% (27%)

2001 figures are shown in brackets

At December 31, 2002, 59% of premium revenue is from fee-based products (63% in 2001), rather than the traditional risk-based contracts.

In Canada, fee-based products account for 34% of premium revenue: 23% segregated funds and 11% ASO business.

In the United States, fee-based products account for 80% of premium revenue: 25% segregated funds and 55% ASO business.

Fee and Other Income

Fee income was down overall 3% from 2001 (up 7% in Canada and down 5% in the United States), due mainly to the increase in segregated funds fees in Canada and the decrease in ASO membership levels in the United States.


Group health ASO contracts 61% (63%)
Segregated funds 31% (30%)
Other fee income 8% (7%)

2001 figures are shown in brackets

Paid or Credited to Policyholders – Total

The amount paid or credited to policyholders increased 5% from 2001 levels, however that amount only includes guaranteed contracts and does not include benefit payments related to ASO or segregated funds products.


Policyholder benefits 86% (82%)
Policyholder dividends and experience refunds 8% (9%)
Increase in actuarial liabilities 6% (9%)

2001 figures are shown in brackets

Financial Position

Total Assets Under Administration

Total assets under administration decreased 2% or $1.9 billion in 2002, to $96.1 billion.

General fund assets increased 2% overall, while segregated funds assets decreased 7%. In Canada, general fund assets increased 4%, while segregated funds assets decreased 3%, reflecting the market conditions during the period.

In the United States, general fund assets were essentially unchanged from 2001 levels in U.S. currency, and on a translated Canadian dollar basis, decreased 2%. Segregated funds were down 11% in U.S. currency, and also down 11% after translation to Canadian dollars, compared to the previous year.

Asset Quality – General Fund Assets

At December 31, 2002, exposure to mortgage loans and real estate was 17% of invested assets, a decrease of 2% from the end of 2001.

The Company's exposure to non-investment grade bonds was 2.6% of the portfolio at the end of 2002, up slightly from 2.0% at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $139 million or 0.3% of portfolio investments at December 31, 2002, compared with $187 million or 0.4% a year earlier. The Company's allowance for credit losses at December 31, 2002 was $166 million, compared with $146 million at year-end 2001.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $440 million at December 31, 2002 ($423 million at December 31, 2001).

The combination of the allowance for credit losses of $166 million, together with the $440 million provision for future credit losses in actuarial liabilities represents 1.4% of bond, mortgage and real estate assets at December 31, 2002 (1.3% at December 31, 2001).

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 12,999	25%	$ 11,136	22%
Corporate bonds	20,765	41	21,445	42
Mortgages	7,850	15	8,369	17
Stocks	1,581	3	1,379	3
Real estate	1,267	2	1,272	2
Sub-total portfolio investments	44,462		43,601	
Cash & certificates of deposit	912	2	837	2
Policy loans	6,177	12	6,213	12
Total invested assets	$ 51,551	100%	$ 50,651	100%

Policy Liabilities

Reference is made to note 5 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Commercial Paper and Other Loans

As described in note 6 to the financial statements, the Company now has $400 million of debentures issued in Canada, and $276 million of capital securities issued in the United States through its subsidiary, GWL&A.

Capital Stock and Surplus

During 2002, the Company paid dividends of $0.945 per common share for a total of $348 million and preferred share dividends of $31 million. This represents an increase in common share dividends paid of 21%, compared to 2001.

On December 20, 2002, through Great-West Life Capital Trust, a trust controlled by Great-West, the Trust issued $350 million of non-voting Great-West Life Trust Securities (GREATs), which are described more fully in note 7 of the Company's financial statements.

On December 31, 2002, the Company redeemed all 4,000,000 of its outstanding Non-Cumulative First Preferred Shares, Series B, for the cash redemption price of $25.00 per share. As well, on December 31, 2002, one of its subsidiary companies, London Insurance Group Inc. (LIG) redeemed all 5,000,000 of its Class 1 Preferred Shares, Series D, for the cash redemption price of $25.00 per share. LIG also redeemed all 5,000,000 of its Class 1 Preferred Shares, Series E on December 31, 2002, for the cash redemption price of $25.00 per share.

In November 2002, the Company announced a further normal course issuer bid commencing December 1, 2002 and terminating November 30, 2003. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

In 2002, through the normal course issuer bid process, 4,720,800 common shares were purchased for cancellation at a cost of $169 million or $35.76 per share.

These activities, coupled with the strong earnings from Canadian and U.S. operations, resulted in capital and surplus increasing 7% to $4.7 billion.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio of available capital to MCCSR at the end of 2002 was 223% (199% at the end of 2001). London Life's MCCSR ratio at the end of 2002 was 228% (208% at the end of 2001).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has regulatory capital and GWL&A has risk-based capital well in excess of that required by regulation.

Changes to the credit ratings of the Company and its principal subsidiaries during the year were as follows:

On August 28, 2002, Moody's Investors Service changed the outlook to stable from negative for its Aa2 insurance financial strength rating for Lifeco, Great-West, London Life and GWL&A. The outlook change was the result of Moody's review of the Company's September 11th-related emerging reinsurance claims experience and expected future claims relative to original estimates made by the Company.

On September 19, 2002, Fitch Ratings Inc. lowered its ratings for Lifeco, Great-West, London Life and GWL&A. Insurer financial strength ratings were lowered to AA+ (stable) from AAA (stable), and long-term issuer ratings were lowered to AA- (stable) from AA (stable). The ratings adjustment was part of a comprehensive industry review of all North American life insurance company ratings. The particular adjustment for Lifeco, Great-West, London Life and GWL&A was driven by Fitch's newly enhanced criteria for AAA insurer financial strength ratings. The AA+ financial strength rating assigned by Fitch represents the second highest rating available.

On October 4, 2002, Standard & Poor's (S&P) changed the outlook to negative from stable for its counterparty credit ratings for Lifeco, Great-West, London Life and GWL&A. The outlook change reflected concern over the potential for adverse change to revenue and earnings growth in the Company's U.S. employee benefits and retirement services segments due to intense competition, soft global equity markets and continuing weakness in the U.S. economy.

Ratings of Major Subsidiaries

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings Inc.	Insurer Financial Strength		AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA-			

* *Highest rating available*

Cash Flows

December 31 *(in $ millions)*	2002	2001
Cash flows relating to the following activities:		
Operations	$ 1,394	$ 1,700
Financing	(595)	(521)
Investment	(724)	(1,082)
Increase in cash & certificates of deposit	75	97
Cash & certificates of deposit, beginning of year	837	740
Cash & certificates of deposit, end of year	$ 912	$ 837

The cash flows from operations of $1.4 billion for the twelve month period, less cash flows used for financing activities including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investments.

The decrease in cash flows from operations of $306 million in 2002 compared to 2001, stems from a combination of higher cash flows in Canada on lower income tax installment payments, and higher premium income. Offsetting this increase were lower premiums and higher withdrawal payments in the 401(k) operations in the United States. In comparison, 2001 had significant increases in cash flow from the 401(k) segment. Financing activities consumed an additional $74 million in 2002 primarily due to increased common dividends and repayment of commercial paper. Investment activities provided an additional $358 million of cash flows in 2002 primarily from bond sales.

Cash flows from investment activities in 2002 includes $72 million gross proceeds from the sale of London Guarantee Insurance Company (London Guarantee) in the first quarter.

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Mortality and Morbidity Risk – Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

Persistency (Policy Termination) Risk – Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Yield Risk – Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty.

Reinsurance Risk – Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance earnings. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

For additional information on these risks, refer to note 5(d), 5(e), and 5(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

Interest Rate Risk - Great-West – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counter-parties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk - GWL&A – Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables the Company to react to changing interest rates as these assets mature for reinvestment.

Credit Risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk – The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $30 billion in highly marketable securities.

Foreign Exchange Risk – Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks – The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments – The Company's risk management process governing the use of derivative instruments, includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which
  - prohibit the use of derivative products for speculative purposes,
  - permit transactions only with approved counterparties,
  - specify limits on concentration of risk,
  - document approval and issuer limits, and
  - document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 14 of the Lifeco financial statements.

Holding Company Structure

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life and GWL&A.

Changes in Accounting Policies

As disclosed in note 1 to the Lifeco financial statements, three new standards were adopted as at January 1, 2002:

- Foreign Currency Translation
- Business Combinations, Goodwill and Other Intangible Assets
- Stock-Based Compensation and Other Stock-Based Payments.

Other than the elimination of goodwill charges from the Summary of Consolidated Operations and reclassifications on the Consolidated Balance Sheet, associated with the new Business Combinations, Goodwill and Other Intangible Assets standard, there is no material effect of these new policies on the financial statements for the year ended December 31, 2002.

Also disclosed in note 1 to the Lifeco financial statements is the adoption as at July 1, 2002 of the OSFI revised rates used to calculate the moving average market value adjustment for stocks and real estate. The change in accounting estimate does not have a material effect on the financial statements of the Company.

Recent Accounting Pronouncements

In 2002, the Canadian Institute of Chartered Accountants indicated that several changes to Canadian GAAP were in process, including:

- Disclosure of Guarantees
- Hedging Relationships
- Stock-Based Compensation and Other Stock-Based Payments.

It is not anticipated that any of these future changes will have a material impact on the financial statements of the Company. In particular, the impact of the proposed Stock-Based Compensation change, requiring expensing of stock options, is disclosed in note 9 of the Company's financial statements.

Outlook

In 2003, the Company expects the Canadian economy to grow at a slower pace than in 2002, and the U.S. economy to continue to be sluggish. The Company believes the diversification and high quality of the investment portfolios of its subsidiaries position them well in this investment environment.

The Company's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on emerging opportunities and to heighten competitiveness. The Company believes these plans will continue to position its subsidiaries for long term growth.

CANADA – 2002 OPERATING RESULTS

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

Financial Information – Canadian Operations

Consolidated Operations *(in $ millions)*

Years ended December 31	2002			2001			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income (1)	$ 6,821	$ 1,377	$ 8,198	$ 6,125	$ 1,326	$ 7,451	10%
Net investment income	1,240	909	2,149	1,326	926	2,252	-5%
Fee and other income	420	–	420	391	–	391	7%
Total income	8,481	2,286	10,767	7,842	2,252	10,094	7%
Benefits and Expenses:							
Paid or credited to policyholders	6,984	1,994	8,978	6,465	1,843	8,308	8%
Other	841	256	1,097	860	275	1,135	-3%
Net operating income before income taxes	656	36	692	517	134	651	6%
Income taxes	160	36	196	152	116	268	-27%
Net income before non-controlling interests	496	–	496	365	18	383	30%
Non-controlling interests	24	–	24	24	18	42	-43%
Net income before goodwill amortization	472	–	472	341	–	341	38%
Amortization of goodwill	–	–	–	62	–	62	–
Net income	$ 472	$ –	$ 472	$ 279	$ –	$ 279	69%
Summary of Net Income							
Preferred shareholder dividends	$ 31	$ –	$ 31	$ 30	$ –	$ 30	3%
Net income – common shareholders	441	–	441	249	–	249	77%
Net income	$ 472	$ –	$ 472	$ 279	$ –	$ 279	69%
(1) excludes – segregated funds deposits	$ 2,812	$ -	$ 2,812	$ 2,631	$ -	$ 2,631	7%
– self-funded premium equivalents (ASO)	$ 1,355	$ -	$ 1,355	$ 1,238	$ -	$ 1,238	9%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of Great-West.

Net Income

Net income from Canadian operations for 2002 was $472 million, compared to $279 million for 2001. Net income attributable to common shareholders was $441 million, up from $249 million for 2001. After adjusting 2001 for goodwill amortization charges of $62 million and charges related to the events of September 11, 2001, net income in 2002 increased 15%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and charges relating to the events of September 11, 2001.

Net Income Attributable to Common Shareholders

(in $ millions)

Years ended December 31	2002	2001	% Change
Group Insurance	$ 125	$ 105	19%
Individual Insurance & Investment Products	212	175	21%
Reinsurance & Specialty General Insurance	29	41	-29%
Corporate	75	63	19%
	$ 441	$ 384	15%

The positive earnings results for the twelve months ended December 31, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare and long term disability results, increased fee income, decreased expense levels, and favourable mortality experience.

In terms of major business units:

Group Insurance – The increase in shareholder net income is attributable to favourable healthcare and dentalcare results in both small/mid-size and large case markets, and improved results from long-term disability experience due to better than expected incidence rates and pricing improvements.

Individual Insurance & Investment Products – The higher results stem from lower expenses, higher fee income, and favourable morbidity experience.

Reinsurance & Specialty General Insurance – Net income decreased from 2001, reflecting a third quarter addition to the Adverse Development Reserve of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) related to potential exposures to future reinsurance risks, the first quarter gain of $31 million on the sale of London Guarantee, and unfavourable fourth quarter reinsurance experience in the property and casualty and life markets.

Corporate – The increase in net income is attributable to a reduction in provisions for income taxes in the third quarter of $50 million ($41 million in the shareholder account and $9 million in the participating policyholder account) arising from the completion of tax audits. This increase in net income was partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income.

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales(1)		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,201	$ 1,078	11%	$ 185	$ 168	10%
Large case	2,374	2,186	9%	134	137	-2%
Individual Insurance						
Life Insurance – Participating	1,377	1,326	4%	67	53	26%
– Non-participating	278	279	–	41	43	-5%
Living Benefits	127	118	8%	24	22	9%
Retirement & Investment Services						
Individual products	1,771	1,692	5%	2,382	2,366	1%
Group products	1,315	1,186	11%	610	529	15%
Reinsurance & Specialty General Insurance	3,922	3,455	14%	3,922	3,455	14%
	$ 12,365	$ 11,320	9%	$ 7,365	$ 6,773	9%
Summary by Type						
Risk-based products	$ 8,198	$ 7,451	10%			
ASO contracts	1,355	1,238	9%			
Segregated funds deposits:						
– Individual products	1,649	1,586	4%			
– Group products	1,163	1,045	11%			
Total premiums and deposits	$ 12,365	$ 11,320	9%			

(1) *Excludes Quadrus distributed mutual funds.*

Total premiums and deposits were up 9% overall from 2001 levels. Risk-based product premiums increased 10%, while self-funded premium equivalents (ASO contracts) were up 9%. Deposits to individual segregated funds increased 4% and deposits to group accounts were up 11% reflecting uneven incidence of large case sales by year.

Within guaranteed or traditional risk premium income, all lines of group insurance, individual insurance and living benefits reflect increases from 2001. Reinsurance and specialty general insurance premiums increased 14% related to life insurance lines. This segment of business can reflect significant revenue increases or decreases depending on the structure of the contract and often is not directly related to profitability.


Risk-based products 66% (66%)
ASO contracts 11% (11%)
Segregated funds deposits - Individual products 14% (14%)
Segregated funds deposits - Group products 9% (9%)

2001 figures are shown in brackets

Total sales increased 9% from 2001 levels. Reinsurance & Specialty General Insurance increased 14% as a result of large case sales. Group insurance sales were 5% ahead of 2001, reflecting strong sales growth in the insured markets offset by lower ASO sales. Individual insurance sales were ahead of 2001, primarily in participating whole life and wealth management products. Living Benefits results reflect increases in its illness products. Both individual and group retirement and investment services increased overall from 2001 levels with mixed results in sub-lines.

Net Investment Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Investment income earned	$ 2,027	$ 2,076	-2%
Amortization of gains and losses	179	194	-8%
Provision for credit losses	(42)	(4)	–
Gross investment income	2,164	2,266	-5%
Less: Investment expenses	15	14	7%
Net investment income	$ 2,149	$ 2,252	-5%

Net investment income for 2002, representing the investment revenues from general fund assets decreased $103 million or 5% from 2001. The decrease in investment income is primarily attributable to continued declines in interest rates affecting the Company's fixed-income portfolios, substantially offset by corresponding changes in the cost of liabilities. Other contributing factors were increases in loan loss provisions and the weak performance of equity markets. The decrease in investment income due to these factors was somewhat offset by a gain on the sale of one of the Company's subsidiaries, London Guarantee.

Fee Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Segregated funds	$ 318	$ 300	6%
ASO contracts	69	61	13%
Other	33	30	10%
	$ 420	$ 391	7%


Segregated funds 76% (77%)
ASO contracts 16% (15%)
Other 8% (8%)

2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business, as well as third party asset management. The increase in fee income in 2002 of 7% compared to 2001, is mainly due to increases in individual segregated fund related fee revenue of $18 million and ASO contract fees of $8 million. Other fee income includes fees on increased Quadrus sales, as well as increased asset management fees.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $9.0 billion was paid or credited to policyholders in 2002, an increase of 8% compared to 2001. Policyholder dividends credited in 2002 were $608 million, compared to $584 million in 2001. Most of the components of paid or credited to policyholders, which include death benefits, medical, dentalcare, visioncare and healthcare costs, increased when compared to 2001, reflecting the growth in premiums associated with these products. A large increase in benefits was recorded in the reinsurance and specialty general insurance line of business, which is largely offset by the significant increase in premiums in this same line.

Other

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2002	2001	% Change
Total expenses	$ 625	$ 683	-8%
Less: Investment expenses	15	14	7%
Operating expenses	610	669	-9%
Commissions	427	400	7%
Premium taxes	60	66	-9%
Total	$ 1,097	$ 1,135	-3%

Operating expenses for 2002 are lower than 2001 levels by 9% or $59 million. 2001 operating expenses include a one-time charge related to the Participating Policyholder settlement agreement of $20 million and approximately $28 million of operating expenses for London Guarantee (sold in early 2002).

Premium taxes for both 2002 and 2001 reflect favourable adjustments related to CompCorp. In 2001, a pre-tax refund of $7 million was distributed to the Company by CompCorp, and during 2002, provisions for future assessments were reduced $15 million.

Income Taxes

The Company's overall effective income tax rate decreased from the prior year from 40.2% to 30.2%. As reported in note 13 of the Company's financial statements, the reduction in rate includes the impact of a reduction of provisions in the Canadian segment for income taxes and an increase to net income attributable to common shareholders of $41 million due to favourable tax experience arising from the completion of tax audits, as well as reductions resulting from a comprehensive review of overall income tax provisions.

Consolidated Balance Sheet – Canadian Operations *(in $ millions)*

December 31	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,897	$ 13,974	$ 28,871	$ 14,549	$ 13,257	$ 27,806
Goodwill and intangible assets	1,621	–	1,621	1,538	–	1,538
Other general fund assets	5,103	415	5,518	4,829	517	5,346
Total assets	$ 21,621	$ 14,389	$ 36,010	$ 20,916	$ 13,774	$ 34,690
Segregated funds assets			18,504			19,093
Total assets under administration			$ 54,514			$ 53,783
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 16,283	$ 12,606	$ 28,889	$ 16,085	$ 11,835	$ 27,920
Net deferred gains on portfolio investments sold	427	387	814	473	445	918
Other general fund liabilities	1,992	150	2,142	1,635	248	1,883
Total liabilities	18,702	13,143	31,845	18,193	12,528	30,721
Non-controlling interests	561	1,246	1,807	469	1,246	1,715
Capital stock and surplus	2,358	–	2,358	2,254	–	2,254
Total liabilities, capital stock and surplus	$ 21,621	$ 14,389	$ 36,010	$ 20,916	$ 13,774	$ 34,690

Assets

Total assets under administration increased to $54.5 billion, up from $53.8 billion a year ago. Segregated funds assets decreased $589 million and general fund assets increased by $1.3 billion. Growth in general fund assets includes $615 million in the Participating Policyholder Account, and $705 million in the Shareholder Account. General fund assets include invested assets of $28.9 billion, up 4% from $27.8 billion at December 31, 2001. In aggregate, goodwill and intangible assets of $1.6 billion and other general fund assets of $5.5 billion were up 3% from a year ago.

Invested Assets

The Investment Division manages the general fund assets of Great-West and London Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West and London Life follow prudent and conservative investment policies, so

that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions.

The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 7,721	26%	$ 6,124	22%
Corporate bonds	9,393	33	10,144	36
Mortgages	7,190	25	7,392	27
Stocks	1,414	5	1,252	5
Real estate	1,080	4	1,072	4
Sub-total portfolio investments	26,798		25,984	
Cash & certificates of deposit	579	2	389	1
Policy loans	1,494	5	1,433	5
Total invested assets	$ 28,871	100%	$ 27,806	100%



Corporate bonds 33% (36%)
Mortgages 25% (27%)
Government bonds 26% (22%)
Policy loans 5% (5%)
Cash & certificates of deposit 2% (1%)
Real estate 4% (4%)
Stocks 5% (5%)

2001 figures are shown in brackets

Asset Quality

At December 31, 2002, exposure to mortgage loans and real estate was 29% of invested assets, a decrease of 2% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $367 million or 2.2% of the portfolio at December 31, 2002, up from $227 million or 1.4% of the portfolio at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $93 million or 0.35% of portfolio investments at December 31, 2002, compared with $49 million or 0.19% at December 31, 2001.

Bond Portfolio

The total bond portfolio increased to $17.1 billion or 59% of invested assets at December 31, 2002, from $16.3 billion or 58% of invested assets at December 31, 2001. Federal, provincial and other government securities represented 45% of the bond portfolio, up from 38% in 2001. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 87% rated A or higher.

Bond Portfolio Quality *(excludes $706 short-term investments, $485 in 2001) (in $ millions)*

December 31	2002		2001	
Estimated Rating				
AAA	$ 6,599	40%	$ 5,575	35%
AA	2,445	15	2,444	16
A	5,183	32	5,316	34
BBB	1,814	11	2,221	14
BB or lower	367	2	227	1
Total	$ 16,408	100%	$ 15,783	100%

The Company's allowance for credit losses at December 31, 2002, for non-performing assets and non-investment grade bonds, was $78 million, up from $46 million at year-end 2001. The Company strengthened its loan loss provisions during 2002 to reflect rating downgrades in its bond portfolio, primarily in the Telecommunications, Media and Information Technologies (TMT) sectors. Total exposure to TMT for Canadian operations is $811 million ($1 billion in 2001), of which 59% are rated "A" or higher, 15% are rated "BBB" and 26% or $213 million ($175 million net of specific provisions held) are non-investment grade. Notwithstanding the exposure to these sectors, the Company maintains a high quality, well-diversified portfolio of investments. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $406 million at December 31, 2002 ($374 million at December 31, 2001).

Non-Performing Loans *(in $ millions)*

December 31	2002			2001		
Asset Class	Bonds	Mortgages	Total	Bonds	Mortgages	Total
Non-performing loans	$ 86	$ 7	$ 93	$ 39	$ 10	$ 49

Allowances for Credit Losses *(in $ millions)*

December 31	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 60	$ 18	$ 78	$ 20	$ 26	$ 46

Mortgage Portfolio

The total mortgage portfolio decreased slightly to $7.2 billion or 25% of invested assets in 2002, compared to $7.4 billion or 27% of invested assets in 2001. The mortgage portfolio consisted of 34% commercial loans, 37% multi-family/apartments and 29% single family residential loans. Total insured loans were $3.2 billion or 44% of the mortgage portfolio. It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across Canada.

Equity Portfolio

The Company's total equity portfolio was $2.5 billion at December 31, 2002 or 9% of invested assets, up slightly from $2.3 billion or 9% of invested assets a year ago. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major Canadian economic centers.

Other General Fund Assets *(in $ millions)*

December 31	2002	2001
Funds withheld by ceding insurers	$ 4,786	$ 4,477
Other assets	732	869
Total other general fund assets	$ 5,518	$ 5,346

Funds withheld by ceding insurers increased $309 million, which reflects the nature of reinsurance contracts written and results in a related increase in policy liabilities.

Other assets, at $732 million, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts and accounts receivable. The decrease of $137 million is primarily attributable to a decrease in future income taxes.

Segregated Funds

The Investment Division and the Company's investment subsidiaries – GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors Inc. (GWLRA) – are the investment managers for the Company's segregated funds.

During 2002, the Company's segregated funds experienced positive net deposits of $566 million. Offsetting the deposit activity was the general market decline in equities resulting in a net decline of total segregated funds assets of $589 million. In total, the Company offers over 260 segregated funds as part of Individual and Group Retirement Services lines of business, including funds totaling $5.3 billion managed by 28 external managers as sub-advisors to GWLIM and LLIM.

Segregated Funds Assets *(in $ millions)*

December 31	2002	2001	2000	1999	1998
Stocks	$ 10,521	$ 11,414	$ 11,238	$ 9,025	$ 6,914
Bonds	4,132	4,065	4,249	4,024	3,837
Mortgages	1,349	1,150	1,070	1,128	960
Real estate	2,022	1,767	1,383	1,119	877
Cash and other	480	697	742	434	371
Total	$ 18,504	$ 19,093	$ 18,682	$ 15,730	$ 12,959
Internally-managed	13,195	14,480	14,382	12,397	10,754
Externally-managed	5,309	4,613	4,300	3,333	2,205
Year over year growth	-3%	2%	19%	21%	-

Outlook – Investment

The Investment Division will continue to develop investment strategies and establish appropriate asset mixes to produce returns that support the Company's general fund lines of business within acceptable risk levels. The majority of the investment program for the general fund will continue to be in fixed-income investments, primarily bonds and mortgages, matching the terms and characteristics of the Company's liabilities. Investments in equity markets and other asset classes are continually reviewed to enhance returns and realize on market opportunities.

With the economy expected to grow in 2003 at a slower pace than the strong rate recorded last year, bond ratings in the market overall are not expected to improve dramatically. In this environment, the Investment Division will continue to closely monitor and manage the credit quality of the Company's fixed income portfolios.

An important objective of the Investment Division and its investment subsidiaries continues to be to support the Company's initiatives in growing assets under management in segregated and mutual fund products, as well as managing assets for third parties.

Liabilities

Liabilities *(in $ millions)*

December 31	2002	2001
Policy liabilities	$ 28,889	$ 27,920
Net deferred gains on portfolio investments sold	814	918
Other general fund liabilities	2,142	1,883
Total liabilities	$ 31,845	$ 30,721

Total liabilities at December 31, 2002 were $31.8 billion, up 4% from December 31, 2001.

Policy Liabilities

Policy liabilities, at $28.9 billion compared to $27.9 billion in 2001, increased $1.0 billion. Policy liabilities are made up of actuarial liabilities, provision for policyholder claims, experience refunds and dividends, and policyholder amounts on deposit with the Company. The increase of nearly $1.0 billion is attributable to increases in actuarial liabilities reflecting growth from increased premiums, as well as increases in the amounts on deposit with the Company.

Other General Fund Liabilities *(in $ millions)*

December 31	2002	2001
Current income taxes	$ 452	$ 380
Commercial paper and other loans	583	642
Other liabilities	1,107	861
Total other general fund liabilities	$ 2,142	$ 1,883

The reduction in commercial paper and other loans of $59 million from December 31, 2001 values is essentially due to repayments of first mortgages secured by real estate. Reference is made to note 6 of the Company's financial statements for an analysis of the loans outstanding. Other liabilities, at $1.1 billion, increased 29% from December 31, 2001. This grouping of accounts consists of trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions. Temporary transaction related liabilities, particularly reinsurance related, represent most of the change, an increase of $283 million compared to December 31, 2001.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities

that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $16.3 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets *(in $ millions)*

December 31	2002		2001	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 579	$ 579	$ 367	$ 367
Highly marketable securities				
Government bonds	7,493	7,881	5,896	6,077
Corporate bonds	5,931	6,061	6,669	6,586
Common/Preferred shares	1,226	1,235	946	983
Residential mortgages (insured)	1,045	1,069	1,265	1,295
Total	$ 16,274	$ 16,825	$ 15,143	$ 15,308

Cashable Liability Characteristics *(in $ millions)*

December 31	2002	2001
Surrenderable insurance and annuity liabilities		
At market value	$ 2,638	$ 2,735
At book value	11,871	11,088
Total	$ 14,509	$ 13,823

Business Segments – Great-West

Group Insurance

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 2,220	$ 2,026
Net investment income	205	215
Fee and other income	68	61
Total income	2,493	2,302
Benefits and Expenses:		
Paid or credited to policyholders	1,868	1,739
Other	426	391
Net operating income before income taxes	199	172
Income taxes	74	67
Net income before non-controlling interests	125	105
Non-controlling interests	–	–
Net income before goodwill amortization	125	105
Amortization of goodwill	–	23
Net income	$ 125	$ 82

Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	125	82
Net income	$ 125	$ 82

Net income attributable to common shareholders increased 19% in 2002 to $125 million, compared to $105 million in 2001 after adjusting for goodwill amortization charges of $23 million. The health account experienced strong morbidity gains across all the sub-lines of business. Within the long-term disability sub-line, the significant improvement in results is attributed to stabilizing incidence rates and pricing improvements. In the medical, drug and dental sub-lines, the improving experience was particularly evident in the small and mid-sized markets. The life account mortality results also improved as death claim experience was less than expected.

Interest gain results were relatively flat on a year over year comparative basis as gains emerging from asset growth were offset by reduced interest margins. The expense gain component of earnings increased, reflecting lower unit costs and higher expense recovery rates, particularly in the larger market.

Group Insurance – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Small/mid-sized case	$ 1,201	$ 1,078	11%	$ 185	$ 168	10%
Large case – insured	1,019	948	7%	76	65	17%
– ASO	1,355	1,238	9%	58	72	-19%
Total	$ 3,575	$ 3,264	10%	$ 319	$ 305	5%

Overall premium income, which includes claims from Administrative Services Only (ASO) clients, was up 10% to $3.6 billion in 2002. The growth was driven by improved client persistency in combination with higher sales results.

Persistency improved significantly across all market segments, with particularly strong results in the small and mid-sized markets. Sales results were up a modest 5% reflecting an overall industry decline in new sales on a year over year comparison.

The strong sales growth experienced in the small/mid-sized and large case insured market was offset by lower ASO sales where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels.

Risk Analysis and Management – The basic risk related to group insurance centers on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In healthcare products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict and adjudicate, and they tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

Outlook – Group Insurance

For those companies that are strongly positioned within the Canadian Group marketplace, the outlook is very positive. Demutualization and consolidation has resulted in price rationalization that has facilitated a greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for companies to lower costs while improving their product and services to plan sponsors and plan members. Great-West, with its extensive distribution capability and its low cost, is in an excellent position to capitalize on these new opportunities. Through the effective application of new technologies, Great-West

anticipates that significant reductions in administration and claims adjudication costs will be achieved, thereby enhancing its competitive advantage in this important measure of success. As well, these new technologies will allow the Group Division to expand current services to its plan sponsors, plan members and producers by offering them an ability to transact business and obtain benefit plan and health related information through direct access to administrative systems and data. Finally, as group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and on-line disability management information services are available to meet these emerging client needs.

Individual Insurance & Investment Products

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 662	$ 1,377	$ 2,039	$ 628	$ 1,326	$ 1,954
Net investment income	463	909	1,372	513	926	1,439
Fee and other income	332	–	332	311	–	311
Total income	1,457	2,286	3,743	1,452	2,252	3,704
Benefits and Expenses:						
Paid or credited to policyholders	741	1,994	2,735	799	1,843	2,642
Other	365	256	621	374	275	649
Net operating income before income taxes	351	36	387	279	134	413
Income taxes	139	36	175	104	116	220
Net income before non-controlling interests	212	–	212	175	18	193
Non-controlling interests	–	–	–	–	18	18
Net income before goodwill amortization	212	–	212	175	–	175
Amortization of goodwill	–	–	–	28	–	28
Net income	$ 212	$ –	$ 212	$ 147	$ –	$ 147

Summary of Net Income

Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	212	–	212	147	–	147
Net income	$ 212	$ –	$ 212	$ 147	$ –	$ 147

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West financial security advisors, as well as independent brokers and intercorporate agreements with other financial institutions.

Net income attributable to common shareholders increased 21% to $212 million from 2001 results adjusted for goodwill amortization. Increased individual life insurance results reflect a favourable change in actuarial liabilities related to excess interest rate provisions, described in note 5 of the Company's financial statements, as well as improved mortality. Living Benefits experienced favourable morbidity experience in 2002, while exceptionally strong net cash flow, despite turbulent markets, resulted in earnings growth for RIS. Participating policyholder dividends were $608 million in 2002 compared to $584 million in 2001. Effective expense management continued to support the earnings growth in all IIIP divisions.

Individual Insurance – Divisional Summary (in $ millions)

Years ended	Individual Life		Living	
	Participating	Non-Participating	Benefits	Total
December 31, 2002				
Sales premium	$ 67	$ 41	$ 24	$ 132
Revenue premium income	1,377	261	127	1,765
December 31, 2001				
Sales premium	$ 53	$ 43	$ 22	$ 118
Revenue premium income	1,326	263	118	1,707

Individual Life Insurance

Individual life insurance sales, measured by annualized premium, increased by 11% to $108 million in 2002, while revenue premium exceeded $1.6 billion.

This is a favorable result, as life insurance sales were generally down across the industry in 2002 due to decreases in universal life sales. The Company's favorable results are due to its strong portfolio of traditional term and participating life insurance products.

Sales of participating policies increased 28% in 2002, and continued strong in the age 50+ wealth management market. The retrenchment of participating insurance sales in Canada by competitors, spurred by demutualization, continues to bolster the Company's dominant market position of more than 40% of Canadian participating insurance sales.

New annualized premium from term insurance sales increased 1% over 2001 and the Company's universal life products decreased to $5 million in 2002 from $6 million in 2001.

In recent years, the Company expanded its life insurance product offering through two intercorporate agreements with third parties. These agreements provide universal life, term insurance and non-participating permanent products for the high-net-worth market. Sales of these products were constant at $12 million in 2002.

The Company's sound management of its participating insurance businesses enables it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. Participating portfolio investment returns were lower due to market conditions, which created pressure on related earnings. However, favourable mortality, morbidity and expense levels allowed the Company to maintain policyholder dividend scales for 2002. A reduction to the 2003 policyholder dividend scales, effective April 1, 2003, has been implemented, due to sustained lower investment returns on the assets backing liabilities in the participating account, which have not been fully offset by mortality improvements. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholder account. In 2002, the total amount credited was $16 million.

Risk Analysis and Management – The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management considers the industry's current pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

Living Benefits

Living Benefits sales, consisting of disability insurance and critical illness insurance, increased by almost 9% in 2002 for a total of $24 million in new annualized premium. This growth was mainly due to increased sales of critical illness insurance. Overall, revenue premium increased 8% to $127 million, indicating strong persistency.

Critical illness insurance sales of $5 million in new annualized premium continue to exceed expectations. *Oasis*™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in 2001. Within a short period, this product has become a market leader.

Disability insurance sales of $19 million in new annualized premium represented a 1% increase in 2002. During this

time, industry sales also increased, mainly due to growth in guaranteed standard issue sales. To date, Great-West has not been a key player in the guaranteed standard issue market, but launched a pilot program in 2002.

The self-employed market, buoyed by ongoing consolidation in several industries, continues to be the main source of sales, accounting for approximately 70% of new business.

Risk Analysis and Management – The significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance.

Disability experience is highly cyclical and changes with economic conditions. A significant number of disability claims relate to stress and mental/nervous disorders, reflecting changes in the economy. The incidence of these claims is more difficult to predict and adjudicate than many other conditions. In addition, they tend to last longer than claims related to other disabilities.

The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary (1) *(in $ millions)*

Years ended	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2002					
Sales premium					
Risk-based products	$ 374	$ 39	$ 1	$ 45	$ 459
Segregated funds	1,963	209	361	–	2,533
Revenue premium income					
Risk-based products	90	152	–	32	274
Segregated funds	1,649	802	361	–	2,812
Assets under administration					
Risk-based products	1,226	1,124	43	2,603	4,996
Segregated funds	10,074	3,797	4,633	–	18,504
Total	$ 11,300	$ 4,921	$ 4,676	$ 2,603	$ 23,500
December 31, 2001					
Sales premium					
Risk-based products	$ 417	$ 38	$ 9	$ 33	$ 497
Segregated funds	1,916	195	287	–	2,398
Revenue premium income					
Risk-based products	73	141	–	33	247
Segregated funds	1,586	737	308	–	2,631
Assets under administration					
Risk-based products	1,323	1,107	62	2,665	5,157
Segregated funds	10,012	3,838	5,243	–	19,093
Total	$ 11,335	$ 4,945	$ 5,305	$ 2,665	$ 24,250

(1) *Excludes Quadrus distributed mutual funds sales and assets.*

The Company's Retirement & Investment Services (RIS) division experienced mixed sales results in 2002 as the difficult market conditions persisted. Continued poor equity market performance led to growing consumer unease with investment funds and more interest in preserving capital and in products with guarantees.

Within this difficult investment climate, total RIS division assets remained stable. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by 8%, while the Company's individual retail segregated funds grew marginally during the same period.

The Company strengthened its leading market share position for individual segregated funds assets, increasing to 25.8% at December 31, 2002, from 23.6% at the end of 2001. The Company's market share of individual retail segregated funds net deposits at December 31, 2002, was 68%. Gross sales and net cash flow of individual savings plans increased in 2002 over 2001. Net cash flow for individual retail segregated fund assets for 2002 was 8% of beginning assets, compared with 1% for the Canadian mutual fund industry, as published by IFIC. The Company offers 56 *Freedom Funds™* to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients.

Group savings plan sales increased slightly year over year despite an overall sales decline in the marketplace. An increase in revenue premium resulted in improved net cash flow in 2002, compared to 2001. In addition, continued enhancements in online services contributed to improved unit costs. An industry benchmark study by Brendan Wood International ranked the Group Retirement Services organization first in client service, client loyalty and selection criteria. Group Investment Management sales for 2002 increased from the previous year due to favourable results from the large case market.

Mutual Funds – Mutual fund assets distributed by Quadrus licensed investment representatives increased 19% as a result of sales activity and successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2002, sales of mutual funds through Quadrus increased 41% despite the difficult marketplace. By year end, Quadrus had over 3,000 licensed investment representatives.

Quadrus Investment Services *(in $ millions)*

Years ended December 31	2002	2001
Mutual fund sales	$ 195	$ 138
Distributed mutual fund assets	1,152	969

Quadrus offers 40 mutual funds under the *Quadrus Group of Funds™* brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies, which manages Quadrus's administrative platform. The Company expects significant growth in this relatively new line of business.

Risk Analysis and Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company advocates its clients follow a long-term asset allocation approach, which reduces the risk of cash flow changes due to market timing. The success of this approach is evident with the Company experiencing significantly better net cash flow and market returns on its segregated funds than overall mutual fund industry results.

At December 31, 2002, 67% of individual segregated funds assets were in diversified funds and "fund of funds" investment profiles, which are designed to improve the likelihood of optimal returns within a given level of risk.

A risk facing the industry has been the trend towards promoting guarantees against losses on segregated fund investments. The capital requirements introduced by OSFI at the end of 2000 (based on a risk-adjusted set of factors) influenced the industry to adopt significant changes in product design, with a trend towards more conservative guarantees and, in many cases, increased fees for clients. These changes further increased the competitiveness of the Company's products and lowered future risk for the industry as a whole. The vast majority of the Company's maturity guarantees are for 75% of policyholder deposits, less withdrawals, rather than the more aggressive 100%.

Outlook – IIIP

The past 12 months have been exceptionally challenging for the North American economy. Despite this turbulence, the Company increased the size of its distribution organizations – Freedom 55 Financial and Great-West – and outperformed the industry in many areas.

Performance in Individual life insurance significantly outpaced the industry. Although life insurance sales were down 3% across the industry, the Company's total new annualized premium grew 11% from the prior year, while sales of participating insurance increased 28% from 2001. Sales were particularly strong in the affluent and established market segment, where life insurance can play an important role in business succession and estate planning. The Company expects this demand to continue.

Both mutual and segregated funds assets under management grew in 2002 despite difficult markets and investor anxiety. Great-West is the leading provider of segregated funds in Canada. Proprietary segregated and mutual funds accounted for approximately $1 of every $5 in net sales in the investment industry.

An important goal is to continue to equip financial security advisors with tools to enhance their productivity. Financial security advisors and managers are already enjoying the benefits of a new business planning tool, as well as enhanced planning and sales tools to use with clients. During the last 12 months, financial security advisors received new, simplified sales processes to help increase revenues from investment funds and critical illness insurance. In 2003, the Company will expand the use of these tools and introduce new sales tools for risk products.

In addition, the Company will make a significant investment in technology support to financial security advisors by providing greater access to online information and client service tools.

Another priority is to provide clients with improved fund statements for retail segregated funds. The new statements will include graphs, charts and an easier-to-read format so clients can track account activity and see at a glance how their portfolio is structured and performing.

An important future source of revenue is subsidiary Quadrus Investment Services. In particular, the Quadrus family of 40 exclusive mutual funds represents a growing source of fee income.

Reinsurance & Specialty General Insurance

The Company conducts its reinsurance business through London Reinsurance Group (LRG), which participates in life, property and casualty, accident and health, and annuity coinsurance, in specific niche markets.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 3,922	$ 3,455
Net investment income	474	473
Fee and other income	2	2
Total income	4,398	3,930
Benefits and Expenses:		
Paid or credited to policyholders	4,338	3,894
Other	28	78
Net operating income before income taxes	32	(42)
Income taxes	2	(12)
Net income before non-controlling interests	30	(30)
Non-controlling interests	1	2
Net income before goodwill amortization	29	(32)
Amortization of goodwill	–	8
Net income	$ 29	$ (40)

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	29	(40)
Net income	$ 29	$ (40)

Net Income Analysis *(in $ millions)*

Years ended December 31	2002	2001
London Reinsurance Group *(1)*	$ (1)	$ (34)
London Guarantee – operations	–	(1)
– gain on sale	31	–
Other	(1)	(5)
Total	$ 29	$ (40)

(1) 2001 includes a provision of $73 in the shareholder account for the events of September 11, 2001.

Net income attributable to common shareholders of $29 million in 2002, is comparable to $41 million a year ago, after adjusting 2001 to exclude goodwill amortization and charges related to the events of September 11, 2001. In 2002, net income of $29 million was impacted by both a gain on the sale of London Guarantee in early 2002 and unfavourable reinsurance experience in LRG.

London Reinsurance Group (LRG)

The Company's reinsurance business is conducted through LRG. LRG is a global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG is a composite reinsurer, reinsuring life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating subsidiaries in the United States, Barbados and Ireland. LRG holds a strong market share in the U.S. property and casualty finite retrocession market and the U.S. life financial reinsurance market.

LRG's net loss for 2002 was $1 million compared to a loss of $34 million in 2001. In 2001, a charge was made for $82 million after-tax, of which $73 million was attributable to the shareholder account, related to an estimated claims provision from the events of September 11, 2001. No changes have been made with respect to this provision to date, as the original amount continues to be considered appropriate.

Income in 2002 was adversely impacted by strengthening of reserves related to the guaranteed maturity benefit portfolio due to stock market deterioration, and strengthening of reserves as a consequence of deterioration in claims experience on certain property and casualty and life reinsurance contracts. Although no significant cash payments have been made on these reinsurance contracts, a full provision has been made to reflect the level of claims as notified by clients.

London Reinsurance Group – Divisional Summary *(in $ millions)*

Years ended December 31	2002 Premium Income	2002 Assets	2001 Premium Income	2001 Assets
Line of Business				
Life	$ 2,815	$ 2,869	$ 2,257	$ 2,368
Property and casualty	829	3,373	853	3,181
Annuity	192	735	150	909
Accident and health	86	203	99	90
Capital and surplus	–	715	–	717
	$ 3,922	$ 7,895	$ 3,359	$ 7,265
Geographic				
Barbados	$ 3,137	$ 5,918	$ 3,101	$ 5,765
Ireland	681	1,049	137	579
Other	104	928	121	921
	$ 3,922	$ 7,895	$ 3,359	$ 7,265

Premium income in 2002 increased $563 million or 17% over 2001 primarily due to the level of underlying life line of business structured reserve transfer reinsurance contracts written in 2002. Assets in the life line of business had a corresponding increase in 2002.

Risk Analysis and Management – LRG continues to manage its risk through the diversification of business by client, geographic area and type of risk insured. LRG's underwriting policies, investment and financial management practices allow LRG to react to a changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. In this regard, LRG continues to benefit from the overall strength and support of Great-West and its commitment to the reinsurance business. LRG has a U.S. $1.425 billion syndicated letter of credit facility.

Outlook – LRG

The reinsurance industry has experienced difficult and volatile times over the last few years. The reinsurance industry continues to undergo significant changes. Reinsurers have exited certain lines of business and entered others. Some reinsurers are being sold and despite the general turmoil and uncertainty in the industry, a number of new reinsurers commenced operations in 2001 and 2002 in the aftermath of September 11.

LRG expects improved results in 2003 due to continuous increases in premium rates and improved terms and conditions. LRG will maintain its core strategy of providing financial reinsurance to core relationship clients. LRG, through its operating subsidiaries, will continue to be a provider of niche reinsurance products.

London Guarantee

As discussed in note 20 of the Company's financial statements, on March 21, 2002, London Life closed the sale of its subsidiary, London Guarantee to the St. Paul Companies of Saint Paul, Minnesota, which resulted in an after-tax gain of $31 million.

Corporate

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 17	$ 16
Net investment income	98	125
Fee and other income	18	17
Total income	133	158
Benefits and Expenses:		
Paid or credited to policyholders	37	33
Other	22	17
Net operating income before income taxes	74	108
Income taxes	(55)	(7)
Net income before non-controlling interests	129	115
Non-controlling interests	23	22
Net income before goodwill amortization	106	93
Amortization of goodwill	–	3
Net income	$ 106	$ 90

Summary of Net Income		
Preferred shareholder dividends	$ 31	$ 30
Net income – common shareholders	75	60
Net income	$ 106	$ 90

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, as well as the reconciliation of total income taxes reported for the shareholder account and the internal allocation of income taxes to the major units. The Corporate segment also includes the business activities of Lifeco, those that are not associated with the major business units of Great-West and the operations of the United States branch of Great-West.

Net income attributable to common shareholders in the Corporate segment of Canadian operations in 2002 was $75 million, compared to $63 million for 2001 after adjusting for goodwill. Included in this segment in 2002 is the reduction of provisions for income taxes of $41 million described in note 13 of the Company's financial statements, partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income compared to 2001.

UNITED STATES – 2002 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

Financial Information – United States Operations

Consolidated Operations *(in $ millions)*

Years ended December 31	2002 Shareholder	2002 Participating Policyholder	2002 Total	2001 Shareholder	2001 Participating Policyholder	2001 Total	% Change
Income:							
Premium income (1)	$ 2,593	$ 396	$ 2,989	$ 2,601	$ 425	$ 3,026	-1%
Net investment income	928	561	1,489	927	534	1,461	2%
Fee and other income	1,387	–	1,387	1,467	–	1,467	-5%
Total income	4,908	957	5,865	4,995	959	5,954	-1%
Benefits and Expenses:							
Paid or credited to policyholders	2,690	925	3,615	2,796	926	3,722	-3%
Other	1,495	21	1,516	1,604	22	1,626	-7%
Special Charges (2)	–	–	–	204	–	204	–
Net operating income before income taxes	723	11	734	391	11	402	83%
Income taxes	233	1	234	120	9	129	81%
Net income before non-controlling interests	490	10	500	271	2	273	83%
Non-controlling interests	–	10	10	–	2	2	–
Net income before goodwill amortization	490	–	490	271	–	271	81%
Amortization of goodwill	–	–	–	4	–	4	–
Net income	$ 490	$ –	$ 490	$ 267	$ –	$ 267	84%
Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ 1	$ –	$ 1	–
Net income – common shareholders	490	–	490	266	–	266	84%
Net income	$ 490	$ –	$ 490	$ 267	$ –	$ 267	84%
(1) excludes – segregated funds deposits	$ 3,863	$ -	$ 3,863	$ 5,019	$ -	$ 5,019	-23%
– self-funded premium equivalents (ASO)	$ 8,209	$ -	$ 8,209	$ 8,861	$ -	$ 8,861	-7%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

(2) *Results include a non-recurring charge of $204 pre-tax ($133 after-tax) plus operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, previously reported at June 30, 2001, as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the twelve months ended December 31, 2001 was a reduction of $165 after-tax.*

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of GWL&A.

Net Income

Net income from United States operations for 2002 was $490 million, compared to $267 million for 2001. United States consolidated net income attributable to common shareholders was $490 million compared to $266 million for 2001. After adjusting 2001 for goodwill amortization, plus a non-recurring charge of $133 million and 2001 operating losses of $32 million, both associated with Alta Health & Life Insurance Company (Alta), 2002 earnings increased by 13%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and Alta charges.

Net Income Attributable to Common Shareholders

(in $ millions)

Years ended December 31	2002	2001	% Change
Employee Benefits	$ 250	$ 215	16%
Financial Services	247	244	1%
Corporate	(7)	(24)	–
	$ 490	$ 435	13%
(US $ millions)			
Employee Benefits	$ 159	$ 138	15%
Financial Services	158	157	1%
Corporate	4	(1)	–
	$ 321	$ 294	9%

The positive earnings results, after excluding the impact of special non-recurring charges related to Alta, reflect improvement in Employee Benefits associated with improved morbidity in the mid-market block of health business. Earnings from the Financial Services division were basically flat as the reduction in fee income was offset by a decrease in operating expenses and an increase in interest margins.

Historically, the 401(k) business unit had been included with the Employee Benefits segment. To capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs in 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During 2002, 977 employees were terminated, of which 923 worked in the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta block of business in 2001. Releases of $29 million in 2001 and $13 million in 2002 were made to offset the underwriting losses incurred on this under-priced block of business. Also during 2002, this reserve was reduced by $30 million ($20 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at December 31, 2002 was zero.

In 2002, a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts resulted in a reduction in group waiver of premium disability reserves totaling $54 million ($38 million, net of tax).

The 2002 morbidity experience was negatively impacted by the payment of claims associated with a new Department of Labor (ERISA) regulation requiring payment of claims within 30 days of receipt (approximately $25 million, net of tax).

In terms of major business units:

Employee Benefits – The increase in earnings for 2002, compared to a year ago, is primarily related to improved morbidity results.

Financial Services – The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins from 2001 and a decrease in operating expenses were offset by a reduction of fees (due to lower U.S. equity markets).

Corporate – The change for 2002 compared to a year ago, reflects the net settlement of forward foreign exchange contracts at the Lifeco level, which are associated with the translation of United States operations into Canadian dollars. This segment also benefited from a reduction in U.S. withholding taxes in 2002 and credits associated with prior year income taxes.

Premiums and Deposits

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	$ 9,786	$ 10,569	-7%	$ 1,176	$ 1,014	16%
Financial Services						
Savings	2,312	1,926	20%	779	1,025	-24%
Insurance	757	1,573	-52%	225	867	-74%
401(k)	2,206	2,838	-22%	993	1,169	-15%
	$ 15,061	$ 16,906	-11%	$ 3,173	$ 4,075	-22%
Summary by Type						
Risk-based products	$ 2,989	$ 3,026	-1%			
ASO contracts	8,209	8,861	-7%			
Segregated funds deposits:						
– Individual products	644	1,369	-53%			
– Group products	3,219	3,650	-12%			
Total premiums and deposits	$ 15,061	$ 16,906	-11%			
Total premiums and deposits and sales US$	$ 9,593	$ 10,914	-12%	$ 2,021	$ 2,631	-23%

The 11% decrease in premium income and deposits in 2002 was comprised of a decrease of $783 million in Employee Benefits premium income and deposits, and a decrease in Financial Services premium income and deposits of $1.1 billion. The decline in the Employee Benefits segment is primarily due to lower membership levels associated with lower case sales. The decrease in Financial Services premium income was primarily due to lower Business Owned Life Insurance (BOLI) premiums and lower 401(k) premium deposits.

The 1% decrease in premium income for risk-based products primarily reflects a reduction in group life and health premiums of $131 million, a decrease in individual insurance of $60 million, and a decrease in individual annuity of $18 million offset by an increase in group annuity of $199 million. The segregated funds decrease of 53% in individual products is primarily driven by BOLI and the group products division decrease reflects lower 401(k) deposits.


ASO contracts 55% (52%)
Risk-based products 20% (18%)
Segregated funds deposits - Group products 21% (22%)
Segregated funds deposits - Individual products 4% (8%)

2001 figures are shown in brackets

Net Investment Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Investment income earned	$ 1,453	$ 1,453	–
Amortization of gains and losses	41	23	78%
Provision for credit losses	8	–	–
Gross investment income	1,502	1,476	2%
Less: Investment expenses	13	15	-13%
Net investment income	$ 1,489	$ 1,461	2%


Bonds 73% (70%)
Mortgage loans 6% (7%)
Loans to policyholders 22% (21%)
Real estate 1% (1%)
Other -2% (1%)

2001 figures are shown in brackets

Net investment income for 2002, representing the investment revenue from general fund assets (excludes segregated funds assets) increased slightly, reflecting a combination of market conditions and minimal growth in the general account portfolio. The bond component of net investment income increased to 73% in 2002, as the Company continues to invest primarily in investment grade bonds.

Fee Income *(in $ millions)*

Years ended December 31	2002	2001	% Change
Segregated funds	$ 244	$ 257	-5%
ASO contracts	1,036	1,105	-6%
Other	107	105	2%
	$ 1,387	$ 1,467	-5%


ASO contracts 75% (75%)
Segregated funds 18% (18%)
Other 7% (7%)
2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the administration of group health ASO business. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated funds fee change reflects the impact of the lower U.S. equity markets, particularly with respect to 401(k) business.

Paid or Credited to Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For risk-based products the amount paid or credited to policyholders decreased 3% when compared to 2001. The decrease is primarily related to a decrease in actuarial liabilities of $230 million, which is primarily associated with participating life insurance business partially offset by the difference in the U.S. currency conversion rates totaling $70 million.

Policyholder dividends credited in 2002 were $198 million, compared to $200 million in 2001.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2002	2001	% Change
Total expenses	$ 1,189	$ 1,287	-8%
Less: Investment expenses	13	15	-13%
Operating expenses	1,176	1,272	-8%
Commissions	291	296	-2%
Premium taxes	49	58	-16%
Total	$ 1,516	$ 1,626	-7%

Operating expenses for 2002 are lower than 2001 levels by 8% or $96 million primarily reflecting action the Company took to offset the lower expense recoveries associated with the membership decline in Employee Benefits. The reduction in expenses was partially offset by $25 million of restructuring costs recorded in the fourth quarter of 2002.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The decrease of 2% is mostly related to Financial Services as sales were off over 20%.

Premium taxes decreased 16% primarily as a result of the large decrease in BOLI separate account premiums.

Consolidated Balance Sheet – United States Operations *(in $ millions)*

December 31	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,550	$ 8,130	$ 22,680	$ 14,836	$ 8,009	$ 22,845
Goodwill and intangible assets	66	–	66	66	–	66
Other general fund assets	987	328	1,315	1,249	309	1,558
Total assets	$ 15,603	$ 8,458	$ 24,061	$ 16,151	$ 8,318	$ 24,469
Segregated funds assets			17,544			19,774
Total assets under administration			$ 41,605			$ 44,243
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 11,450	$ 7,957	$ 19,407	$ 11,847	$ 7,832	$ 19,679
Net deferred gains on portfolio investments sold	136	8	144	123	8	131
Other general fund liabilities	1,667	249	1,916	2,038	243	2,281
Total liabilities	13,253	8,214	21,467	14,008	8,083	22,091
Non-controlling interests	–	244	244	–	235	235
Capital stock and surplus	2,350	–	2,350	2,143	–	2,143
Total liabilities, capital stock and surplus	$ 15,603	$ 8,458	$ 24,061	$ 16,151	$ 8,318	$ 24,469

Assets

Total assets under administration decreased $2.6 billion or 6% in 2002 when compared to the year ended December 31, 2001. Segregated funds assets decreased $2.2 billion due to a combination of the change in U.S. exchange rates and the continued weakening of the equity markets in the United States. The invested assets of the general fund decreased $0.2 billion due to a change in U.S. exchange rates.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2002 remained flat at $1.5 billion. The Company's overall investment portfolio earned a yield of 7.3% in 2002, compared to 7.4% in 2001, reflecting the general decline in interest rates.

In 2002, funds available for investment and mortgages subject to renewal and rate adjustment totaled $2.2 billion, and were placed as follows:

- 41% in U.S. government and agency bonds,
- 58% in other bonds,
- 1% in mortgage renewals.

Asset Distribution *(in $ millions)*

December 31	2002		2001	
Government bonds	$ 5,278	23%	$ 5,012	22%
Corporate bonds	11,372	50	11,301	50
Mortgages	660	3	977	4
Stocks and real estate	354	2	327	1
Sub-total portfolio investments	17,664		17,617	
Cash & certificates of deposit	333	1	448	2
Policy loans	4,683	21	4,780	21
Total invested assets	$ 22,680	100%	$ 22,845	100%

Asset Quality

The Company's exposure to non-investment grade bonds was $471 million or 3% of the portfolio at December 31, 2002, up from $406 million at December 31, 2001.

Total exposure to the Telecommunications, Media and Information Technologies (TMT) sectors for United States operations is $370 million ($370 million in 2001), of which 31% are rated "A" or higher, 62% are rated "BBB" and 7% or $26 million are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $46 million or 0.26% of portfolio investments at December 31, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at December 31, 2002 for non-investment grade bonds and non-performing assets was $88 million, a decrease of $12 million from December 31, 2001. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $34 million at December 31, 2002 ($49 million at December 31, 2001).

The Company's new bond investments included not only publicly-traded corporate bonds and highly rated structured securities, but also private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2003 investment program.

As of December 31, 2002, approximately 96% of the Company's invested assets were cash, bonds or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 97% of the portfolio rated investment grade.

Bond Portfolio Quality *(excludes $1,033 short-term investments, $578 in 2001) (in $ millions)*

December 31	2002		2001	
Estimated Rating				
AAA	$ 9,220	59%	$ 9,131	58%
AA	1,401	9	1,415	9
A	2,298	15	2,203	14
BBB	2,227	14	2,580	16
BB or lower	471	3	406	3
Total	$ 15,617	100%	$ 15,735	100%

Non-Performing Loans *(in $ millions)*

December 31	2002				2001			
Asset Class	Bonds	Mortgages	Foreclosed Real Estate	Total	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 39	$ 4	$ 3	$ 46	$ 113	$ 8	$ 17	$ 138

Allowances for Credit Losses *(in $ millions)*

December 31	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ -	$ 88	$ 88	$ -	$ 100	$ 100

The bond portfolio is comprised of structured securities at 48% and corporate bonds at 52%. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2003.

Other General Fund Assets *(in $ millions)*

December 31	2002	2001
Total other general fund assets	$ 1,315	$ 1,558

Other general fund assets, at $1.3 billion, is made up of several items, including premiums in the course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The decrease of $243 million is mainly attributable to decreases in deferred income tax of $102 million, premium receivable of $73 million, and furniture and equipment of $33 million.

Segregated Funds

The Company continues to offer a broad selection of mutual and segregated funds. During 2002, such funds administered by the Company declined to $17.5 billion, reflecting the lower U.S. equity markets, compared with $19.8 billion at year-end 2001.

Segregated Funds Assets *(in $ millions)*

December 31	2002	2001	2000	1999	1998
Variable funds	$ 12,731	$ 16,103	$ 16,394	$ 16,771	$ 14,588
Stable asset accounts	4,813	3,671	2,083	1,227	847
Total	$ 17,544	$ 19,774	$ 18,477	$ 17,998	$ 15,435
Year over year growth	-11%	7%	3%	17%	-

Outlook – Investment

The U.S. economic recovery is proving to be sluggish and uneven. The Company expects growth to be below trend for the next few quarters, gaining momentum through the second half of 2003. Currently, economic indicators are mixed. Expectations are for domestic real GDP growth in 2002 and 2003 of approximately 2.5%. Globally, economies remain weak with the exception of China.

The Federal Reserve Board responded aggressively to weaker than expected economic data with a 50 basis point cut in the Fed Funds rate to 1.25% at the November meeting. While stimulative policy and strong underlying productivity growth were expected to restore the economy to a sustainable trend rate of growth, persistent stock market weakness has undercut monetary policy stimulus and economic risks are biased to a below potential growth scenario.

Interest rates across the curve bottomed in early October after declining to levels not experienced since the 1960's, rising modestly since then. It is likely that inflation and yields will stay relatively low over the intermediate term, providing the Federal Reserve Board significant latitude to allow the economy to gain some momentum before they begin to resume an upward bias.

The Company's investment portfolio is well positioned for the current interest rate environment. The portfolio is well diversified and comprised of high quality, relatively stable assets. The Company opportunistically added exposure in investment grade corporate securities at historically wide spreads in 2002 in addition to investing in structured securities with moderate interest rate sensitivity. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Liabilities

December 31 (in $ millions)	2002	2001
Policy liabilities	$ 19,407	$ 19,679
Net deferred gains on portfolio investments sold	144	131
Other general fund liabilities	1,916	2,281
Total liabilities	$ 21,467	$ 22,091

Policy Liabilities

Policy liabilities are down 1.4% from December 31, 2001 to $19.4 billion at December 31, 2002, primarily from the difference in U.S. exchange rates.

Other General Fund Liabilities (in $ millions)

December 31	2002	2001
Current income taxes	$ 2	$ 128
Repurchase agreements	511	400
Commercial paper and other loans	429	433
Other liabilities	974	1,320
Total other general fund liabilities	$ 1,916	$ 2,281

Total other general fund liabilities were $1.9 billion at December 31, 2002, down 16% from December 31, 2001. Other liabilities, at $974 million, decreased $346 million from December 31, 2001. This grouping of accounts consists of accruals, payables and policyholder deposits not yet allocated. The decrease in 2002 is primarily the result of brokerage settlement accruals being lower by $149 million, a decrease in bank overdrafts of $69 million and policyholder deposits not yet allocated lower by $87 million.

Commercial paper and other loans at $429 million are essentially unchanged from December 31, 2001 values.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 89% of policy liabilities are either non-cashable prior to maturity, subject to market value adjustments, or subject to withdrawal penalties.

At December 31, 2002, United States operations had $511 million of repurchase agreements with third-party broker-dealers, compared with $400 million at December 31, 2001; and had $153 million of outstanding commercial paper at December 31, 2002, compared with $154 million at December 31, 2001.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Liquid Assets *(in $ millions)*

December 31	2002 Balance Sheet Value	2002 Market Value	2001 Balance Sheet Value	2001 Market Value
Cash & certificates of deposit	$ 333	$ 333	$ 448	$ 448
Highly marketable securities				
Government bonds	4,017	4,135	3,566	3,603
Corporate bonds	9,435	9,818	7,658	7,778
Common/Preferred shares	163	143	119	117
Total	$ 13,948	$ 14,429	$ 11,791	$ 11,946

Cashable Liability Characteristics *(in $ millions)*

December 31	2002	2001
Surrenderable insurance and annuity liabilities		
At market value	$ 6,874	$ 6,812
At book value	6,791	6,859
Total	$ 13,665	$ 13,671

Business Segments – GWL&A

Employee Benefits

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ 1,577	$ 1,708
Net investment income	109	106
Fee and other income	1,036	1,105
Total income	2,722	2,919
Benefits and Expenses:		
Paid or credited to policyholders	1,208	1,439
Other	1,139	1,208
Special Charges	–	204
Net operating income before income taxes	375	68
Income taxes	125	18
Net income before non-controlling interests	250	50
Non-controlling interests	–	–
Net income before goodwill amortization	250	50
Amortization of goodwill	–	2
Net income	$ 250	$ 48

Summary of Net Income

	2002	2001
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	250	48
Net income	$ 250	$ 48

Net income for Employee Benefits increased 16% in 2002, after adjusting 2001 for goodwill amortization charges of $2 million and a one-time charge of $133 million and operating losses of $32 million, net of tax, recorded in 2001 related to Alta, as discussed below.

While medical costs and utilization trends were higher in 2002, increased pricing helped to enhance the morbidity results. Overall group life and health membership was down 14.8%, reflecting strong renewal rate action and the general decline in the economy.

Employee Benefits – Divisional Summary (in $ millions)

Years ended December 31	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Group life and health – guaranteed	$ 1,577	$ 1,708	-8%	$ –	$ –	–
– ASO	8,209	8,861	-7%	1,176	1,014	16%
Group life and health fee income	1,036	1,105	-6%	–	–	–
Total	$ 10,822	$ 11,674	-7%	$ 1,176	$ 1,014	16%

Group Life and Health

The 2002 premiums and deposits for group life and health were $9.8 billion, a decrease of 7% from 2001, due to lower membership levels associated with lower case sales.

The Company acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to the Company's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, the Company incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers were moved to GWL&A contracts. All Alta sales and administration staff became employees of the Company and the underwriting functions are now conducted by the underwriting staff of the Company. Alta's morbidity experience improved in the fourth quarter of 2001 and in 2002 as the result of pricing changes initiated during 2001.

Fee income decreased 6% from $1.1 billion in 2001 to $1.0 billion in 2002. The decrease is primarily attributable to the 14.8% decline in membership. Significant price increases on in-force cases, however, mitigated further deterioration of fee income.

Benefits and expenses decreased 11.3% from $2.6 billion in 2001 to $2.3 billion in 2002. While increased utilization and higher medical costs increased benefits on in-force cases, the decrease in overall membership resulted in a reduction of benefits. Operating expenses decreased $88 million in 2002, as the Company needed to reduce expenses in line with the reduction in membership.

The total life and health block of business is comprised of 2.2 million members at December 31, 2002, down from 2.6 million members a year ago.

Risk Analysis and Management – Healthcare risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in healthcare delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that shift financial burden from the employer to the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that shift healthcare costs to members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Outlook – Employee Benefits

At GWL&A, remaining competitive means focusing on the core disciplines that provide value to our clients, specifically: healthcare cost management, underwriting and product design management, and sales force management. The Company also knows administrative costs must remain in keeping with industry standards.

Contracting efforts are critical to the Company's value equation in an environment of escalating medical costs. That is why in 2003, the Company will increase spending to evaluate provider networks and provider recontracting. The Company will also continue to expand healthcare

management/disease management programs for members with diabetes, asthma, coronary heart disease and other chronic illnesses.

The Company has expanded medical underwriting to ensure pricing is consistent with healthcare risk, an item that is difficult to estimate on smaller cases. Therefore the Company is reducing its focus on cases with fewer than 50 members in 2003.

GWL&A continues to evaluate product design. The three-tier prescription drug program launched in 2001 proved very attractive to its clients and will continue in 2003. The Company reaffirms its commitment to traditional, self-funded health plans and will reduce complex, hybrid self-funded options. As an answer to rising costs, the Company continues to explore product design options that shift healthcare cost from the employer to the employee.

The sales force reorganization will continue in 2003. The Company has discontinued new sales under the Alta, General American, and New England names because multiple distribution channels are costly and increase brand confusion. Instead, the Company has combined these teams with GWL&A's to create a unified GWL&A sales force organized along distribution channels. Likewise, resources will be invested to enhance the Great-West Life & Annuity brand identity.

GWL&A remains focused on reducing administrative costs. In 2002, the Employee Benefits segment achieved three main productivity improvements: 1) reduced full-time equivalents (FTEs) from over 6,600 in 2001 to fewer than 4,900 in 2002; 2) enhanced efficiencies through online billing and other Internet-enabled functions; and 3) increased claims payment efficiency. The Company anticipates similar productivity strides in 2003 as a result of ongoing investments in process improvement and continued sales and claims payment office consolidation.

One challenge facing the Company in April 2003, and also affecting all other carriers in the industry, is the significant implementation and administrative cost associated with Administrative Simplification compliance federally mandated in HIPAA (the Health Insurance Portability and Accountability Act of 1996).

Total net income for Financial Services increased 1% in

Financial Services

Consolidated Net Income *(in $ millions)*
Years ended December 31

	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 1,016	$ 396	$ 1,412	$ 893	$ 425	$ 1,318
Net investment income	824	561	1,385	831	534	1,365
Fee and other income	350	–	350	362	–	362
Total income	2,190	957	3,147	2,086	959	3,045
Benefits and Expenses:						
Paid or credited to policyholders	1,484	925	2,409	1,359	926	2,285
Other	347	21	368	382	22	404
Net operating income before income taxes	359	11	370	345	11	356
Income taxes	112	1	113	101	9	110
Net income before non-controlling interests	247	10	257	244	2	246
Non-controlling interests	–	10	10	–	2	2
Net income before goodwill amortization	247	–	247	244	–	244
Amortization of goodwill	–	–	–	1	–	1
Net income	$ 247	$ –	$ 247	$ 243	$ –	$ 243

Summary of Net Income

Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	247	–	247	243	–	243
Net income	$ 247	$ –	$ 247	$ 243	$ –	$ 243

2002, after adjusting 2001 for goodwill amortization charges of $1 million. The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins in 2002 and a decrease in operating expenses were offset by a reduction of fees due to weak U.S. equity markets.

Premium income has increased 7% over the prior year primarily due to public/non-profit guaranteed business growth of $199 million partially offset by a reduction in individual insurance business of $83 million. Net investment income increased by $20 million, primarily in the participating account which was up $27 million due to the growth in policy reserves. The shareholder decrease of $7 million was associated with a reduction of policy reserves, although net interest margins were higher. Fee income decreased $12 million in the current year due to the drop in U.S. equity markets which more than offset new cash flow. Benefits paid or credited to policyholders increased 5% primarily from the public/non-profit business increase in policy reserves. Other benefits and expenses are down 9% from 2001 due to effective expense management that reduced operating expenses $16 million.

Sales and premium income results are discussed below by major business unit. Overall, 2002 sales including separate account sales, were down due to lower BOLI sales caused by lower interest rates for fixed products and a weak U.S. equity market.

A regulated percentage of returns in the participating account is credited to the shareholder account. In 2002 the amount credited was $9.4 million, down slightly from $10.4 million in 2001.

Financial Services – Divisional Summary *(in $ millions)*
Years ended December 31

	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Savings	$ 2,312	$ 1,926	20%	$ 779	$ 1,025	-24%
Savings fee income	185	185	–	–	–	–
Insurance	757	1,573	-52%	225	867	-74%
Insurance fee income	28	28	–	–	–	–
401(k)	2,206	2,838	-22%	993	1,169	-15%
401(k) fee income	137	149	-8%	–	–	–
Total	$ 5,625	$ 6,699	-16%	$ 1,997	$ 3,061	-35%

Savings

Premiums and deposits totaled $2.3 billion in 2002, an increase of 20% from 2001. This included one large case sale, which accounted for the majority of the growth. Premiums from separate account products were $1.4 billion in 2002, compared to $1.2 billion in 2001, while fixed premiums totaled $883 million in 2002 and $703 million in 2001.

Savings fee income of $185 million has remained relatively unchanged from 2001. The decrease in fees resulting from the weak equity markets was more than offset by increased fees from the additional assets in the Stable Value Funds and by the growth in assets and lives in the third-party administration business.

The Financial Services core savings business is in the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts, decreased 2.7% during 2002 to $12.7 billion. Fixed assets remained relatively unchanged at $6.1 billion. Separate account assets increased in 2002 primarily in the Stable Value Funds which provide a more conservative investment opportunity. A majority of the increase was primarily attributable to one large case sale in 2002. Variable assets in the segregated funds decreased from $6.9 billion in 2001 to $6.6 billion in 2002 as a result of the lower U.S. equity markets.

The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally managed funds offered to participants in 2002 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Oppenheimer, Templeton, T. Rowe Price and Vista.

Customer participation in fixed income segregated funds increased, as many customers prefer the combination of the security of fixed income securities and segregated funds assets. Assets under management for these segregated funds totaled $2.6 billion in 2002, compared to $1.9 billion in 2001.

FASCorp administered records for approximately 2.2 million participants in both 2002 and 2001.

Sales of Charles Schwab, Inc. annuities of $314 million were down from 2001, as market volatility kept investor interest low.

Risk Analysis and Management – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Life Insurance

Individual life insurance revenue premiums and deposits decreased from $1.6 billion in 2001 to $757 million in 2002. In 2002, the insurance lines experienced a decrease in variable life insurance funds deposits from $999 million in 2001 to $267 million in 2002. Of the decrease in premiums and deposits in 2002, the majority was driven by lower sales of the BOLI product which had a decrease of $595 million in annual sales premium. Lower interest rates and weak U.S. equity markets were also contributors to the lower premiums and deposits in BOLI and other individual markets.

In 2002, the Company continued its efforts to partner with large financial institutions to deliver term life insurance to the mass market. This strategy allows the Company to offer simple life insurance products through established institutional channels. Bank sales of life insurance in 2002 grew to 53,377 policies compared to 32,705 sold in 2001. Although the sales numbers have increased 63% in 2002, these policies have very low annual premiums compared to BOLI policies.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on COLI products. As a result of these legislative changes, the Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not have a material impact on the Company's operations.

The Company continues to develop the institutional marketing for life insurance through customers such as Charles Schwab, Inc., and certain Internet-based brokers, such as QuoteSmith.com. In 2002, the number of institutional policies in force increased to 18,829 from 14,851 in 2001.

Risk Analysis and Management – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. On new sales in the institutional markets, reinsurance has been obtained for at least 50% of the mortality risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.

401(k)

The 401(k) new case sales decreased from 598 in 2001 to 493 in 2002 which, in conjunction with higher terminations, led to a net case decline for 2002. The total 401(k) block of business under administration is comprised of 6,012 employer groups and more than 477,000 individual participants, compared to 6,447 employer groups and more than 545,000 individual participants in 2001.

During 2002, the in-force block of 401(k) business continued to have higher terminations, which resulted in persistency of 84%, compared to 87% in 2001. Total assets under administration decreased from $11.2 billion to $8.9 billion. The decrease in assets is primarily attributed to weakening equity markets in the U.S.

Participants can elect to contribute funds to either GWL&A's internally managed funds or to externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, American Century, Janus, INVESCO, and Dreyfus. The Company continues to review investment opportunities for participants. The 401(k) products currently offered permit the customer to choose from products with and without variable asset charges and allow participants to access a self-directed brokerage account.

The Company has implemented a new marketing and customer support strategy at the end of 2002, designed to target 401(k) sales and add customer relationship managers to maintain ongoing relationships with new and existing customers. The goal of the strategy is to develop stronger and more focused relationships with 401(k) customers and improve persistency.

Risk Analysis and Management – The Company managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through increasing the proportion of its business using products without a variable asset charge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Outlook – Financial Services

The current market trend of replacing existing defined benefit plans with defined contribution plans is expected to provide marketing opportunities in the future. The Company has participated in proposals for the few cases that have converted and has had success with its current marketing strategy.

Continued emphasis on expense management and effective customer service will allow the Company to remain competitive in the market.

Individual bank policy sales are expected to grow over the number of policies sold in 2002. Distribution channels are presently established in several large banks and management plans to expand into additional banks in 2003.

Sales are expected to grow in the 401(k) area in 2003 due to changes in the sales model. Terminations in the block should stabilize as a result of the customer support strategy implemented at the end of 2002.

Corporate

Consolidated Net Income *(in $ millions)*

Years ended December 31	2002	2001
Income:		
Premium income	$ –	$ –
Net investment income	(5)	(10)
Fee and other income	1	–
Total income	(4)	(10)
Benefits and Expenses:		
Paid or credited to policyholders	(2)	(2)
Other	9	14
Net operating income before income taxes	(11)	(22)
Income taxes	(4)	1
Net income before non-controlling interests	(7)	(23)
Non-controlling interests	–	–
Net income before goodwill amortization	(7)	(23)
Amortization of goodwill	–	1
Net income	$ (7)	$ (24)
Summary of Net Income		
Preferred shareholder dividends	$ –	$ 1
Net income – common shareholders	(7)	(25)
Net income	$ (7)	$ (24)

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, forward foreign exchange contracts, U.S. withholding taxes on dividends, and prior years' tax adjustments, as well as any U.S. related business activities of Lifeco.

Net loss for the Corporate segment of United States shareholder operations in 2002 was $7 million, compared to a net loss of $24 million after adjusting for goodwill amortization charges of $1 million for 2001, primarily reflecting the net settlement of forward foreign exchange contracts, which are described in note 1(c) to the financial statements. This segment also benefited from a reduction in withholding taxes in 2002 and credits associated with prior year income taxes.

ANNEX A – Item 5

GREAT-WEST
LIFECO INC.

RELEASE

TSX: GWO

Great-West Lifeco files 2002 financial statements

Winnipeg, March 13, 2003 - Great-West Lifeco Inc. today filed its comparative audited consolidated financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2002. The 2002 financial statements and MD&A will be mailed to security holders in early April 2003. Any security holder entitled to receive these materials may obtain a copy from Great-West Lifeco on request. Alternatively, the 2002 financial statements and MD&A may be accessed via SEDAR at www.sedar.com.

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

ANNEX A – Item 6

March 10, 2003

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

03 APR -8 AM 7:21

Attention: William W. Lovatt
Vice-President, Finance, Canada

Re: Issue of $200,000,000 6.14% Debentures Due March 21, 2018 and $400,000,000 6.67% Debentures Due March 21, 2033

Dear Mr. Lovatt:

We understand that Great-West Lifeco Inc. (the "Corporation") desires to sell the securities of the Corporation described in Schedule "A" hereto (the "Securities") and is prepared:

(a) to authorize and issue the Securities; and

(b) to prepare and file, without delay, a preliminary short form prospectus and a final short form prospectus and all necessary related documents in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces of Canada (the "Qualifying Jurisdictions").

BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Casgrain & Company Limited (individually, an "Underwriter" and collectively, the "Underwriters") hereby severally offer to purchase from the Corporation, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Securities for the aggregate purchase price specified in Schedule "A" hereto (the "Purchase Price"). The agreement resulting from the Corporation's acceptance of this offer is hereinafter referred to as "this Agreement".

In this offer, the term "Distribution" means "distribution" or "distribution to the public" as those terms are defined in applicable Canadian securities legislation, the terms "Preliminary Prospectus" and "Prospectus" mean the preliminary short form prospectus and final short form prospectus, respectively, referred to above (in both the English and French languages unless the context indicates otherwise) including in each case any documents or information incorporated or deemed to be incorporated therein by reference, and subsidiaries of the Corporation shall mean The Great-West Life Assurance Company ("Great-West Life"), Great-West Life & Annuity Insurance Company ("GWL&A"), GWL&A Financial Inc. ("GWL Financial"), London Insurance Group Inc. ("LIG") and London Life Insurance Company ("LLIC").

In consideration of the Underwriters' agreement to purchase the Securities provided for herein, and in consideration of the underwriting services to be rendered by the Underwriters in connection therewith, the Corporation agrees to pay to the Underwriters on the closing at the Closing Time the fees specified in Schedule "A" hereto (the "Underwriters' Fee").

Terms and Conditions

1. The Corporation will duly and validly create, authorize and issue the Securities and will ensure that the Securities have the attributes contemplated by Schedule "A" hereto. The documentation establishing the attributes of the Securities shall be satisfactory in all material respects to the Underwriters and the Corporation and to their respective counsel. The Securities will at the Closing Time be rated by Standard & Poor's Corporation ("S&P") and by Dominion Bond Rating Service Limited as contemplated by Schedule "A" hereto.

2. The Corporation shall fulfil to the satisfaction of the Underwriters' counsel all legal requirements to be fulfilled by the Corporation to enable the Securities to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable securities laws of the Qualifying Jurisdictions. All legal requirements to enable the Distribution of the Securities shall be fulfilled as soon as possible but in any event not later than 5:00 p.m., local time, on March 17, 2003 in each Qualifying Jurisdiction or, in each case, such later date and time as may be agreed upon in writing, by filing the Prospectus and all other required documents with the Manitoba Securities Commission as principal regulator under National Policy 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms ("NP 43-201").

   Such fulfillment shall include, without limiting the generality of the foregoing, compliance with all applicable Canadian securities laws including, without limitation, compliance with all requirements with respect to the preparation and filing of an English language Preliminary Prospectus in each of the Qualifying Jurisdictions and a French language Preliminary Prospectus in the Province of Québec, and the preparation and filing of an English language Prospectus in each of the Qualifying Jurisdictions and a French language Prospectus in the Province of Québec with such changes from the Preliminary Prospectus as the Corporation and the Underwriters may approve, such approval to be evidenced by the signing of the Prospectus by the Corporation and the Underwriters.

3. The Underwriters may offer the Securities for sale to the public, directly, and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Canadian securities laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. Each Underwriter other than BMO Nesbitt Burns Inc. by signing this Agreement represents and warrants to the Corporation that it is not a person in respect of which the Corporation is a "related issuer" or a "connected issuer"(as defined in National Instrument 33-105 Underwriting Conflicts ("NI 33-105")). BMO Nesbitt Burns Inc., by signing this Agreement represents and warrants to the

Corporation that it is not a person in respect of which the Corporation is a "related issuer" and that it may be a person in respect of which the Corporation is a "connected issuer" by virtue of the credit facilities to be underwritten by Bank of Montreal, to the Corporation as part of the financing of the Corporation's proposed acquisition of Canada Life Financial Corporation.

The Underwriters covenant and agree that if they offer to sell or sell any Securities in jurisdictions other than the Qualifying Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to require registration of the Corporation with, or the registration of the Securities or the filing of the Prospectus or other document with respect thereto under, the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States of America. The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms. For purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Securities are qualified for Distribution in any province of Canada where a receipt or similar document for the Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Prospectus and any province covered by the MRSS decision document issued by the Manitoba Securities Commission (the "MSC") under NP 43-201. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph with respect to a default by another Underwriter under this paragraph if the former Underwriter is not also in default.

The Underwriters shall use their reasonable best efforts to complete, and to cause the Selling Firms to complete, Distribution of the Securities as promptly as possible and BMO Nesbitt Burns Inc. shall promptly notify the Corporation in writing of the completion of the Distribution of the Securities by the Selling Firms. After closing, the Underwriters shall provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the Distribution of the Securities for the purpose of payment of filing fees.

4. The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (as hereinafter defined) and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation.

5. During the period from the date of this Agreement until the completion of the Distribution of the Securities, the Corporation will promptly notify the Underwriters in writing of any material change in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries, taken together, or any change in any matter covered by a statement contained in the Preliminary Prospectus, the Prospectus or any amendment (a "Prospectus Amendment") to any of such documents, as they exist immediately prior to such change,

which change is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as it exists immediately prior to such change, misleading or untrue or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian securities laws) or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation. The Corporation shall discuss in good faith with the Underwriters any change in circumstances (actual, proposed or prospective) which is or may be of such a nature that, there is reasonable doubt as to whether notice need be given pursuant to this paragraph.

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Securities upon the Underwriters receiving written notification from the Corporation of any change contemplated by this paragraph and to not recommence the Distribution of the Securities in any Qualifying Jurisdiction until a receipt is issued by such Qualifying Jurisdiction for a Prospectus Amendment disclosing such change. The Corporation shall, to the satisfaction of the Underwriters' counsel, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Jurisdictions arising as a result of such change. The execution of a Prospectus Amendment in respect of any material change or change in a material fact or disclosure of a material fact by the Underwriters shall not constitute a waiver of the Underwriters' rights under paragraph 14(b) hereof.

In addition, if, during the period from the signing of the Preliminary Prospectus to the completion of the Distribution of the Securities, there is any change in any applicable securities laws which results in a requirement to file a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters' counsel, make any such filing as soon as possible.

6. The Corporation shall cause to be delivered to the Underwriters:

(a) on the date hereof, or as soon as possible after the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of all documents or information incorporated by reference therein;

(b) forthwith when available, copies of the Prospectus and any Prospectus Amendment signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of any documents or information incorporated by reference therein;

(c) a copy of the certificate of authentication in respect of the Prospectus and any Prospectus Amendment signed and certified as required by the securities laws of the Qualifying Jurisdictions;

(d) forthwith when filed with securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment;

(e) at or before the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, in each case in the French language,

(i) opinions of the Corporation's special counsel in Québec dated the date of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment as the case may be, and acceptable in form and substance to the Underwriters' counsel that, except for (A) the unaudited pro forma consolidated balance sheet as at December 31, 2002 and the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2002, together with the compilation report in respect thereof and the notes thereon, the audited consolidated comparative financial statements of the Corporation as at and for the years ended December 31, 2002 and 2001 together, in each case, with the report of the auditors thereon, management's discussion and analysis of operating results incorporated by reference in the Corporation's annual information form dated April 26, 2002, the audited consolidated balance sheet of the Corporation as at December 31, 2002 and the summary of consolidated operations of the Corporation for the year ended December 31, 2002, both contained in the press release of the Corporation dated January 30, 2003, the interim unaudited consolidated comparative financial statements as at and for the nine month periods ended September 30, 2002 and 2001 (together with the interim management's discussion and analysis attached thereto), the sections of the Preliminary Prospectus and Prospectus entitled "Changes to Consolidated Capitalization since December 31, 2001" and "Earnings Coverage" (collectively, the "Lifeco Financial Information") and (B) the audited consolidated comparative financial statements of Canada Life Financial Corporation ("Canada Life") as at and for the years ended December 31, 2002, 2001 and 2000, in each case with the report of the auditors thereon and the audited consolidated balance sheet of Canada Life as at December 31, 2002 and the audited consolidated statements of equity and audited consolidated statements of cash flows of Canada Life for the year ended December 31, 2002 contained in the press release of Canada Life dated February 5, 2003 (collectively, the "Canada Life Financial Information"), in each case contained or incorporated by reference in such document, the document in the French language is in all material respects a complete and adequate translation of the document in the English language and that such document is not susceptible of any materially different interpretation with respect to any material matter contained therein;

(ii) an opinion of Deloitte & Touche LLP dated the date of the Preliminary Prospectus, the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters' counsel, that the Lifeco Financial Information contained or incorporated by reference in such

document in the French language is in all material respects a complete and proper translation of such Lifeco Financial Information contained in such document in the English language; and

(iii) an opinion of Ernst & Young LLP dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters' counsel, that the Canada Life Financial Information contained or incorporated by reference in such document in the French language is in all material respects a complete and proper translation of such Canada Life Financial Information contained in such document in the English language;

(f) at the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Prospectus or any Prospectus Amendment, a comfort letter from Deloitte & Touche LLP dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to such financial and accounting information which is contained or incorporated by reference in the Prospectus or Prospectus Amendment, as the case may be, other than Canada Life Financial Information, which comfort letter shall be in addition to the comfort letters addressed to securities regulatory authorities and shall be based on a review by Deloitte & Touche LLP having a cut-off date not more than two business days prior to the date of the comfort letter;

(g) at the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Prospectus or any Prospectus Amendment, a comfort letter from Ernst & Young LLP dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to Canada Life Financial Information, having a cut-off date not more than two business days prior to the date of the comfort letter, which comfort letter shall be in addition to the comfort letters addressed to securities regulatory authorities; and

(h) forthwith when available, but in any event no later than 24 hours after the day of filing, and in the case of the Prospectus by 11 a.m. local time on March 18, 2003, in such cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment as the Underwriters may reasonably require.

7. The Corporation represents and warrants to the Underwriters that:

(a) the authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares of which 4,000,000 Series C First Preferred Shares, 8,000,000 Series D First Preferred Shares, 5,192,242 Class A Preferred Shares, Series 1 and 366,103,108 Common Shares are presently issued and outstanding;

(b) the Corporation is the legal and beneficial owner of all of the common shares of Great-West Life and GWL&A Financial, free and clear of all mortgages, liens,

charges, pledges, securities interests, encumbrances, claims or demands whatsoever, and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase thereof;

(c) other than with respect to the Corporation's stock option plan, no person, firm or corporation, as of the date hereof, has (except for the Underwriters) any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription and issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Corporation or of its subsidiaries, other than such conversion rights as may be attached to the issued and outstanding preferred shares of the Corporation or to the Great-West Life Trust Securities – Series A or in connection with the Corporation's acquisition of Canada Life;

(d) the Corporation and each of its subsidiaries validly subsist under the laws of their respective jurisdictions of incorporation and have all requisite powers and authority to carry on their businesses as presently carried on by them and to own or lease their property and assets and the Corporation has all requisite corporate power and authority necessary to authorize, execute and deliver and carry out its obligations under this Agreement;

(e) the Corporation and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as it is now conducted and its property and assets to be owned, leased or operated, all such licences, registrations or qualifications are validly existing and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has a material adverse effect on the operation of its business as it is now conducted or as it is presently proposed to be carried on and the entering into of this Agreement and the consummation of the transactions herein contemplated do not breach or would not result in them being in non-compliance with any of the foregoing;

(f) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(g) the trust indentures governing the creation and issuance of the Securities (the "Trust Indentures") have been duly authorized by the Corporation and when duly executed and delivered by the Corporation and the trustee appointed thereunder (the "Trustee"), will be legal, valid and binding obligations of the Corporation,

enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(h) neither the execution and delivery of this Agreement nor the consummation of the transactions provided for or contemplated herein results or will result in a breach of any of the terms, conditions or provisions of, or will constitute a default under, the articles, by-laws or resolutions of the Corporation or its subsidiaries or any indenture, agreement or other instrument to which they may be a party or by which any of them is bound;

(i) at the Closing Time, the issuance of the Securities by the Corporation to the Underwriters in accordance with the terms of this Agreement will have been duly authorized by all necessary corporate action of the Corporation and the Securities will be valid and binding obligations of the Corporation, enforceable in accordance with their terms;

(j) no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Province is required by the Corporation for the execution of and delivery of and the performance by the Corporation of its obligations under this Agreement except as may be required under the Canadian Securities Laws;

(k) at the date of this Agreement, the Corporation is in compliance with its timely disclosure of obligations under the Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and its subsidiaries, taken as a whole, since the end of the Corporation's most recently completed financial year (for which audited financial statements are available), which has not been publicly disclosed;

(l) the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus; and

(m) immediately upon their issuance, the Securities will not be subordinated to any other indebtedness of the Corporation.

8. The Corporation's delivery to the Underwriters of the documents referred to in clauses 6(a), 6 (b) and 6(d) hereof shall constitute:

(a) the Corporation's representation and warranty to the Underwriters that each such document at the time of its filing complied with the requirements of the securities laws pursuant to which it was filed and that all the information and statements contained therein (except information and statements contained therein relating solely to the Underwriters, or which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus

or the Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation (as defined in applicable Canadian securities laws) and constitute full, true and plain disclosure of all material facts relating to the Corporation, its subsidiaries and affiliates, taken together, and the Securities as required by applicable securities laws;

(b) the Corporation's representation and warranty to the Underwriters that no material fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the Corporation's representation and warranty to the Underwriters, that, except as has been publicly disclosed, there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, its subsidiaries and affiliates, taken together, since the end of the Corporation's fiscal year ended December 31, 2002; and

(d) the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Securities in the Qualifying Jurisdictions in compliance with the provisions of this offering.

9. The purchase of the Securities under this Agreement shall take place at 8:00 a.m., Toronto time, on March 21, 2003 at the offices of Blake, Cassels & Graydon LLP, 23rd floor, Commerce Court West, Toronto, or on such other date not later than April 22, 2003 and such other time as may be agreed upon in writing between the Corporation and the Underwriters (any such date being referred to herein as the "Closing Date" and any such time being referred to herein as the "Closing Time") pursuant to which, among other things, the Corporation shall receive by bank draft or certified cheque payable in Toronto and made payable to the Corporation, or as the Corporation may otherwise direct to the Underwriters, in an amount equal to the Purchase Price less the Underwriters' Fee.

10. The Underwriters' obligations under this Agreement are conditional upon and subject to the Underwriters' receiving at the Closing Time:

(a) one book-entry form of certificate representing the Securities registered in such name or names as the Underwriters may notify to the Corporation in writing not less than 48 hours prior to the Closing Time, against payment to the Corporation, or as the Corporation may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the Purchase Price by bank draft or certified cheque payable at par in Toronto. The certificate in global form representing the Securities shall be delivered by BMO Nesbitt Burns Inc. to the Canadian Depository for Securities Limited ("CDS"), together with a direction to CDS with respect to the crediting of Securities to the accounts of the participants of CDS;

(b) the Underwriters' Fee as contemplated in paragraph 9 hereof;

(c) a certificate, dated the Closing Date and signed by the Vice-President, Finance, Canada, of the Corporation or such other officer of the Corporation as may be acceptable to the Underwriters, certifying that (i) the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Time; (ii) the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Securities or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; (iv) there has been, since December 31, 2002 no material adverse change, financial or otherwise (except as publicly disclosed), in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and its subsidiaries, taken together; and (v) such other matters as the Underwriters may reasonably request;

(d) a comfort letter from Deloitte & Touche LLP dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter or letters referred to in subparagraph 6(f) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by Deloitte & Touche LLP having a cut-off date not more than two business days prior to the Closing Date;

(e) a comfort letter from Ernst & Young LLP dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter or letters referred to in subparagraph 6(g) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by Ernst & Young LLP having a cut-off date not more than two business days prior to the Closing Date;

(f) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Corporation's counsel, Blake, Cassels & Graydon LLP as to matters governed by the laws of Ontario, Québec, Alberta and British Columbia and the federal laws of Canada applicable therein, and from the Corporation's in-house counsel and local counsel as to matters governed by the laws of other jurisdictions or relating to the Corporation's subsidiaries, with respect to the incorporation, existence and corporate power and authority of the Corporation and each of its subsidiaries; that the Corporation and each of its subsidiaries are duly licensed to carry on their business in the jurisdictions where such business is carried on; the creation, authorization, issue and sale of the Securities; the form of certificate representing the Securities and due appointment of the registrar and transfer agent in respect of the Securities; the due authorization, execution, delivery and enforceability of this Agreement and the Trust Indentures; the attributes of the Securities conform to those set out in Schedule "A" hereto and are consistent in all material respects with the description of the Securities set forth in the prospectus; the reporting issuer status of the Corporation under the securities legislation of each of the Qualifying Jurisdictions; the fulfilment of and

compliance with the terms and conditions hereof and applicable securities and other laws in connection with the sale of the Securities to the Underwriters; the obtaining of all necessary approvals in connection with the sale of the Securities to the Underwriters; compliance with the laws of Québec relating to the use of the French language; and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Corporation's counsel and the Underwriters' counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation's officers or of the auditors of the Corporation;

(g) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Underwriters' counsel as to matters governed by the laws of Ontario, Québec and Alberta with respect to the validity of the offering and sale of the Securities and such other matters referred to in (f) above as the Underwriters may reasonably request; it being understood that Underwriters' counsel may rely on the opinion of the Corporation's counsel, the Corporation's in-house counsel and local counsel as to matters which specifically relate to the Corporation or any of its subsidiaries or as to matters governed by the laws of other jurisdictions; and

(h) a letter from each of S&P and Dominion Bond Rating Service Limited dated the day before the Closing Date confirming that the Securities are then rated by S&P and by Dominion Bond Rating Service Limited as contemplated by Schedule "A" hereto, respectively.

11. The Corporation shall protect and indemnify each of the Underwriters and such Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the resale of the Securities), claims, costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively, "claims") caused by or arising directly or indirectly by reason of:

(a) any information or statement (except any information or statement furnished by and relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in applicable securities laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable securities laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) contained or incorporated by reference in the

Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of the Securities or any of them or any other securities of the Corporation in any of the Qualifying Jurisdictions;

other than any claim caused by or arising directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with any of the transactions contemplated herein.

If any claim contemplated by this paragraph shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation's liability under this paragraph, except to the extent that such failure significantly prejudices the proceedings) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably.

No admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Corporation shall not be liable under this paragraph to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Corporation hereby constitutes the Underwriters trustees for the Underwriters' directors, officers and employees for the covenants of the Corporation under this paragraph 11 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12. In order to provide for just and equitable contribution in circumstances in which the indemnity provided in paragraph 11 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any party defined in such paragraph to be an "Indemnified Party" or enforceable otherwise than in

accordance with its terms, the Corporation and all such Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in paragraph 11 and suffered or incurred by such Indemnified Parties provided, however, that the Underwriters shall be responsible in the aggregate for that portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters hereunder bears to the Purchase Price of the Securities, and the Corporation shall be responsible for the balance, whether or not it has been sued or sued separately, provided that:

(a) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion thereof actually received; and

(b) no person guilty of misrepresentation as defined in the *Securities Act* (Ontario) that is fraudulent shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

If the Corporation is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to receiving contribution in an amount not exceeding the lesser of (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined by the foregoing provisions, and (ii) the amount of the fees actually received by the Underwriters from the Corporation.

The rights to contribution provided in this paragraph 12 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law. If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice thereof in writing, but the failure to notify the Corporation in a timely fashion shall not relieve the Corporation of any obligation which it may have to the Indemnified Parties under this paragraph, except to the extent that such failure significantly prejudices the proceedings or increases the liability which the Corporation would otherwise have hereunder.

13. Whether or not the transactions herein contemplated shall be completed, all reasonable expenses of or incidental to the authorization, issue, delivery and sale of the Securities and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation; notwithstanding the foregoing, the fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters shall be reimbursed for all of these fees and disbursements by the Corporation, to the extent they are reasonable, if the sale of the Debentures is not completed due to any failure of the Corporation to comply with the terms of this Agreement..

14. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, investigation or other proceeding is announced or commenced or any order is issued under or pursuant to any statute of Canada or any of the Qualifying Jurisdictions, or otherwise, or there is any change of law, which operates or would in the reasonable opinion of the Underwriter operate, to prevent or restrict the distribution of or trading in or involving the Securities or any other securities of the Corporation;

(b) if, during the period from the date of this Agreement to the Closing Time, there shall have occurred or the Corporation shall have notified the Underwriters that there has occurred any material adverse change, or adverse change of material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken together (including any notice provided under paragraph 5) which was undisclosed as of the date of this Agreement and such change in the reasonable opinion of the Underwriter would be expected to have an adverse effect on the market price or value of the Securities; or

(c) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriter be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation and its subsidiaries taken together;

by giving the Corporation written notice to that effect at or prior to the Closing Time. If any Underwriter terminates the Underwriter's obligations hereunder pursuant to this paragraph 14, the Corporation's liability hereunder to such Underwriter shall be limited to the Corporation's obligations under paragraphs 11, 12 and 13 hereof. The right of each of the Underwriters to so terminate its respective obligations under this Agreement is in addition to such other remedies as it has in respect of any default, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement,

15. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of steps contemplated by paragraph 14 hereof, may be taken by BMO Nesbitt Burns Inc. on the Underwriters' behalf and the Corporation may accept notification of any such steps from, and may deliver the certificates representing the Securities to or to the order of, BMO Nesbitt Burns Inc.

16. Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Securities shall be several and not joint and several and the liability of each of the Underwriters to purchase the Securities shall be limited to the

following percentages of the aggregate purchase price of the Securities, as set forth herein:

BMO Nesbitt Burns Inc.	22.5%
Merrill Lynch Canada Inc.	22.5%
CIBC World Markets Inc.	12%
RBC Dominion Securities Inc.	12%
Scotia Capital Inc.	12%
TD Securities Inc.	9%
National Bank Financial Inc.	7%
Casgrain & Company Limited	3%

Nothing herein shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than all of the aggregate amount of the Securities or shall relieve any Underwriter in default hereunder from liability to the Corporation or the other Underwriters. If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Securities at the Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obliged, to purchase on a pro-rata basis (or such other basis as they may agree) all, but not less than all, of the Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised and the Corporation chooses to sell less than all of the Securities, the Underwriter or Underwriters which is or are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation with respect to the balance of the Securities hereunder in excess of their respective percentages; if the Corporation does not so choose, then the Underwriting Agreement shall terminate and the Underwriters which are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time and the Corporation shall be relieved of all obligations to the Underwriters, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 11, 12 and 13.

17. All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any such representations, warranties, terms or conditions shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligations to purchase Securities by giving written notice to that effect to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time, for compliance with, any of such representations, warranties, terms and conditions without prejudice to the Underwriters' rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

18. The representations, warranties, covenants, obligations and agreements of the parties contained herein or delivered pursuant hereto shall survive the purchase by the

Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities. The Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

19. Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, Attention: Vice-President, Finance, Canada, and, in the case of notice to the Underwriters, be addressed to BMO Nesbitt Burns Inc. and to the persons indicated on Schedule "B" hereto, at the address therein set out. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or facsimile, and shall be deemed to have been received, if given by facsimile, on the day of sending (if such day is a business day and, if not, on the next day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

20. Time shall be of the essence of this Agreement.

21. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

22. This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

* * *

If the foregoing is acceptable to the Corporation, please signify such acceptance on the duplicates of this letter and return such duplicates to BMO Nesbitt Burns Inc., which accepted offer shall constitute the contract for the purchase by us and sale by the Corporation of the Securities referred to herein and shall constitute a binding agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By: "Thomas E. Flynn"
Name: Thomas E. Flynn

MERRILL LYNCH CANADA INC.

By: "Michael G. Boyd"
Name: Michael G. Boyd

CIBC WORLD MARKETS INC.

By: "Donald A. Fox"
Name: Donald A. Fox

RBC DOMINION SECURITIES INC.

By: "Linda Wong"
Name: Linda Wong

SCOTIA CAPITAL INC.

By: "Darcy Doherty"
Name: Darcy Doherty

TD SECURITIES INC.

By: “Michael Faralla”
Name: Michael Faralla

NATIONAL BANK FINANCIAL INC.

By: “Ian McPherson”
Name: Ian McPherson

CASGRAIN & COMPANY LIMITED

By: “Gaston Simoneau”
Name: Gaston Simoneau

ACCEPTED AND AGREED to this

10th day of March, 2003.

GREAT-WEST LIFECO INC.

By: "William W. Lovatt"
Name: William W. Lovatt
Vice-President, Finance, Canada

Schedule "A"

GREAT-WEST LIFECO INC.

6.14% DEBENTURES DUE MARCH 21, 2018

Terms and Conditions

Issuer:	Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation")
Issue:	6.14% Debentures due March 21, 2018 (the "Debentures") issued by way of short form prospectus filed in all Provinces and Territories.
Principal Amount:	$200,000,000.
Credit Spread:	95 bps.
Benchmark:	Linear interpolation of GoC 5.25% June 1, 2013 and GoC 8.00% June 1, 2023.
Benchmark Yield:	5.19% (includes 0.007% delay).
Issue Yield:	6.14%.
Coupon:	6.14%.
Settlement Date:	March 21, 2003.
Maturity Date:	March 21, 2018.
Interest Rate Basis:	6.14% per annum, payable semi-annually in arrears in equal installments on March 21 and September 21 of each year commencing September 21, 2003 and continuing until March 21, 2018.
Price:	$100, to be offered on a non-fixed price re-offering basis.
Rating:	DBRS: AA(low) with a stable trend (under review – negative) DBRS shall also confirm for closing their expectations that upon closing of the acquisition by Great-West Lifeco Inc. of Canada Life Financial Corporation, the senior debenture rating of the Corporation shall change to A(high) with a stable trend. S&P: AA- (CreditWatch – negative) S&P shall also confirm for closing their expectations that upon closing of the acquisition by Great-West Lifeco Inc. of Canada Life Financial Corporation, the senior debenture rating of the Corporation shall change to A+.
Redemption:	Great-West Lifeco may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to the date fixed for redemption.

Canada Yield Price:	Canada Yield Price, means a price which, if the Debentures were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to March 21, 2018 equal to the Government of Canada Yield, plus 24 basis points, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption.
Government of Canada Yield:	On any date shall mean the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by the Trustee and approved by the Corporation, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to March 21, 2018.
Use of Proceeds:	Proceeds from the offering will be used to finance, in part, the proposed acquisition of Canada Life Financial Corp.
Eligibility:	The Debentures will be eligible for investment under the usual statutes.
Depository Services:	Book entry only.
Open Market Purchases:	Great-West Lifeco will have the right to purchase Debentures in the market or by tender or by private contract at any price.
Trust Indenture:	The Debentures will be issued under and pursuant to the provisions of a trust indenture (the "Trust Indenture") between Great-West Lifeco and Computershare Trust Company of Canada, as trustee. The Debentures will be limited to the aggregate principal amount offered by the prospectus. The Debentures will be issued in denominations of $1,000 and authorized multiples thereof.
Ranking:	The Debentures will be direct and unsecured obligations of Great-West Lifeco, constituting unsubordinated indebtedness ranking at least equally and rateably with all other existing or future unsecured and unsubordinated indebtedness of Great-West Lifeco from time to time issued and outstanding.
Covenants and Events of Default:	Same as Trust Indenture for Great-West Lifeco Inc. $200,000,000 6.74% Debentures due November 24, 2031, filed November 23, 2001.
Underwriting Fee:	$0.75 per $100.

GREAT-WEST LIFECO INC.

6.67% DEBENTURES DUE MARCH 21, 2033

Terms and Conditions

Issuer:	Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation")
Issue:	6.67% Debentures due March 21, 2033 (the "Debentures") issued by way of short form prospectus filed in all Provinces and Territories.
Principal Amount:	$400,000,000.
Credit Spread:	120 bps.
Benchmark:	GoC 8% June 1, 2027.
Benchmark Yield:	5.471% (includes 0.05% delay).
Issue Yield:	6.671%.
Coupon:	6.67%.
Settlement Date:	March 21, 2003.
Maturity Date:	March 21, 2033.
Interest Rate Basis:	6.67% per annum, payable semi-annually in arrears in equal installments on March 21, and September 21, of each year commencing September 21, 2003 and continuing until March 21, 2033.
Price:	$99.987, to be offered on a non-fixed price re-offering basis.
Rating:	DBRS: AA(low) with a stable trend (under review – negative) DBRS shall also confirm for closing their expectations that upon closing of the acquisition by Great-West Lifeco Inc. of Canada Life Financial Corporation, the senior debenture rating of the Corporation shall change to A(high) with a stable trend. S&P: AA- (CreditWatch – negative) S&P shall also confirm for closing their expectations that upon closing of the acquisition by Great-West Lifeco Inc. of Canada Life Financial Corporation, the senior debenture rating of the Corporation shall change to A+.
Redemption:	Great-West Lifeco may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to the date fixed for redemption.
Canada Yield Price:	Canada Yield Price, means a price which, if the Debentures were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to March 21, 2033 equal to the Government of

Canada Yield, plus 30 basis points, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption.

Government of Canada Yield: On any date shall mean the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by the Trustee and approved by the Corporation, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to March 21, 2033.

Use of Proceeds: Proceeds from the offering will be used to finance, in part, the proposed acquisition of Canada Life Financial Corp.

Eligibility: The Debentures will be eligible for investment under the usual statutes.

Depository Services: Book entry only.

Open Market Purchases: Great-West Lifeco will have the right to purchase Debentures in the market or by tender or by private contract at any price.

Trust Indenture: The Debentures will be issued under and pursuant to the provisions of a trust indenture (the "Trust Indenture") between Great-West Lifeco and Computershare Trust Company of Canada, as trustee. The Debentures will be limited to the aggregate principal amount offered by the prospectus. The Debentures will be issued in denominations of $1,000 and authorized multiples thereof.

Ranking: The Debentures will be direct and unsecured obligations of Great-West Lifeco, constituting unsubordinated indebtedness ranking at least equally and rateably with all other existing or future unsecured and unsubordinated indebtedness of Great-West Lifeco from time to time issued and outstanding.

Covenants and Events of Default: Same as Trust Indenture for Great-West Lifeco Inc. $200,000,000 6.74% Debentures due November 24, 2031, filed November 23, 2001.

Underwriting Fee: $0.90 per $100.

Schedule "B"

UNDERWRITERS

BMO Nesbitt Burns Inc.
1 First Canadian Place
Suite 400
P.O. Box 150
Toronto, Ontario M5X 1H3

Attention: Thomas E. Flynn

Merrill Lynch Canada Inc.
BCE Place
181 Bay Street
Suite 400
Toronto, Ontario
M5J 2V8

Attention: Michael G. Boyd

CIBC World Markets Inc.
BCE Place, P.O. Box 500
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2SB

Attention: Donald A. Fox

RBC Dominion Securities Inc.
Fourth Floor, P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

Attention: Linda Wong

Scotia Capital Inc.
40 King Street West
Scotia Plaza
P.O. Box 4085, Station A
Toronto, Ontario
M5W 2X6

Attention: Darcy Doherty

TD Securities Inc.
55 King Street West
8th Floor
Toronto, Ontario
M5K 1A2

Attention: Michael Faralla

National Bank Financial Inc.
130 King Street West
Suite 3200
Toronto, Ontario
M5X 1J9

Attention: Ian McPherson

Casgrain & Company Limited
500 Rene-Levesque Boulevard West
Suite 1625
Montreal, Quebec
H2Z 1W7

Attention: Gaston Simoneau

ANNEX A – Item 7

A copy of this preliminary si ... ovinces of Canada but has not yet become final for the purpose of the sale ... complete and may have to be amended. The securities may not be sold ... orities.

No securities regulatory au ... ise. The securities offered hereunder have not been and will not be registe ... te securities laws. These securities may not be offered, sold or delivered i ... Regulation S to the 1933 Act). See "Plan of Distribution".

03 APR -3 AM 7:21

New Issue *March 10, 2003*

GREAT-WEST LIFECO INC.

$600,000,000, being the aggregate of

$200,000,000 principal amount of 6.14% Debentures due March 21, 2018

$400,000,000 principal amount of 6.67% Debentures due March 21, 2033

$200,000,000 principal amount of 6.14% Debentures due March 21, 2018 (the "2018 Debentures") of Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") and $400,000,000 principal amount of 6.67% Debentures due March 21, 2033 (the "2033 Debentures") are offered hereunder, being an aggregate of $600,000,000 principal amount of 2018 Debentures and 2033 Debentures (collectively, the "Debentures").

The 2018 Debentures will be dated March 21, 2003 and will mature on March 21, 2018. Interest on the 2018 Debentures at the rate of 6.14% per annum will accrue from the date of closing of the offering hereunder and will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year commencing September 21, 2003, until March 21, 2018. The 2033 Debentures will be dated March 21, 2003 and will mature on March 21, 2033. Interest on the 2033 Debentures at the rate of 6.67% per annum will accrue from the date of closing of the offering hereunder and will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year commencing September 21, 2003, until March 21, 2033. **The effective yield on the 2033 Debentures purchased at 99.987% of their principal amount, the price at which the Underwriters (as defined below) have agreed to purchase the 2033 Debentures, and held to maturity, will be 6.671%.** See "Details of the Offering".

The Corporation may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined below) and par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the Debentures to be redeemed will be selected by the Trustee (as defined below) pro rata or in such other manner as it shall deem appropriate. Any Debentures that are redeemed by the Corporation will be cancelled and will not be reissued. See "Details of the Offering".

The Debentures will be direct, unsecured and unsubordinated obligations of Great-West Lifeco and will rank equally and rateably with all existing or future unsecured and unsubordinated indebtedness of Great-West Lifeco.

	Price to Public	Underwriters' Fee and Discount (1)	Net Proceeds to the Corporation (2)(3)
Per $1,000 principal amount of 2018 Debentures	Non-Fixed Price	$7.50	$992.50
Per $1,000 principal amount of 2033 Debentures	Non-Fixed Price	$9.13	$990.87
Total	Non-Fixed Price	$5,152,000	$594,848,000

(1) Consisting of (i) an underwriting fee of $7.50 per $1,000 of principal amount of the 2018 Debentures and an underwriting fee of $9.00 per $1,000 of principal amount of 2033 Debentures and (ii) an underwriting discount of $0.13 per $1,000 of principal amount of 2033 Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to Great-West Lifeco.

(2) Plus accrued interest, if any, from March 21, 2003 to the date of delivery.

(3) Before deduction of the expenses of this issue, estimated at $250,000, which, together with the Underwriters' Fee, will be paid from the general funds of the Corporation.

BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and Casgrain & Company Limited (collectively, the "Underwriters") have agreed to purchase the Debentures from the Corporation at 100% of the principal amount of 2018 Debentures and 99.987% of the principal amount of 2033 Debentures subject to the terms and conditions set forth in the Underwriting Agreement referred to under "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the securities will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), the co-lead Underwriter, is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, an indirect majority-owned subsidiary of Bank of Montreal. Bank of Montreal has underwritten credit facilities to Great-West Lifeco as part of the financing of the acquisition by Great-West Lifeco of Canada Life Financial Corporation. See "Acquisition of Canada Life Financial Corporation". **By virtue of the relationship of BMO Nesbitt Burns with Bank of Montreal, the Corporation may be considered to be a connected issuer of BMO Nesbitt Burns under applicable securities legislation in connection with the offering. See "Plan of Distribution".**

Closing of this offering is expected to take place on March 21, 2003. Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing each of the 2018 Debentures and the 2033 Debentures will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Debentures will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Debentures are purchased. See "Details of the Offering — Depositary Services".

The Debentures will not be listed on any securities exchange or quotation system and consequently, there is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus.

TABLE OF CONTENTS

GREAT-WEST LIFECO INC.

Corporate Structure

The following chart summarizes Great-West Lifeco's corporate structure, including its interests in its material subsidiaries. Unless otherwise indicated, all companies are incorporated under the laws of Canada. The indicated percentages represent holdings of common shares.



Great-West Lifeco Inc.
100%
100%*
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
London Life Insurance Company

*Held by Great-West Lifeco through wholly-owned subsidiaries.

General

Great-West Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999 and April 26, 2001.

The head office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

Great-West Lifeco holds directly all of the outstanding common shares of The Great-West Life Assurance Company ("Great-West Life"), all of the outstanding preferred shares of London Life Insurance Company ("London Life") and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company ("GWL&A"). Great-West Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, London Life and GWL&A. However, Great-West Lifeco is not restricted to investing only in such securities and on February 17, 2003, Great-West Lifeco announced that it had entered into a definitive agreement with Canada Life Financial Corporation ("Canada Life") to acquire 100% of the outstanding common shares of Canada Life. See "Acquisition of Canada Life Financial Corporation". As at December 31, 2002, Power Financial Corporation controlled, directly or indirectly, approximately 82.89% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

The Great-West Life Assurance Company and London Life Insurance Company

Great-West Life was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. Great-West Life owns all of the common shares of London Insurance Group Inc. ("LIG"), a

company continued under the CBCA. LIG owns all of the common shares of London Life. Both Great-West Life and London Life are Canadian insurance companies governed by the *Insurance Companies Act* (Canada).

Great-West Life and London Life serve more than nine million Canadians with a broad portfolio of financial and benefit plan solutions for families, individuals, businesses and organizations. Products are marketed through a network of Great-West Life and Freedom 55 Financial™ security advisors, and through brokers and marketing agreements with other financial institutions. Great-West Life is also a supplier of reinsurance in the United States and Europe through London Reinsurance Group Inc. The operations of Great-West Life and London Life are managed from Winnipeg, Manitoba and London, Ontario.

Great-West Life & Annuity Insurance Company

Great-West Lifeco's principal United States subsidiary is GWL&A, a stock life insurance company organized in 1907 and domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. (''GWL&A Financial''), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco.

In the United States, GWL&A offers a full range of healthcare, life and disability insurance, annuities and retirement plans and services.

ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

On February 17, 2003, Great-West Lifeco announced that it had entered into a definitive agreement (the ''Transaction Agreement'') with Canada Life to acquire 100% of the outstanding common shares of Canada Life for approximately $7.3 billion, which represents a purchase price of $44.50 per common share. Each holder of a Canada Life common share would be entitled to receive, for each such share held, at his or her election, (i) $44.50 in cash (the maximum cash to be paid limited to approximately $4.4 billion; (ii) 1.1849 Great-West Lifeco common shares (the maximum number of such shares to be issued limited to approximately 56 million shares); (iii) 1.78 Great-West Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares (the maximum number of such shares to be issued limited to 24 million shares); (iv) 1.78 Great-West Lifeco 5.90% non-cumulative perpetual preferred shares (the maximum number of such shares to be issued limited to 8 million shares); or (v) a combination of the above alternatives, subject in each case to the maximum amounts noted and any resultant proration.

The Transaction Agreement provides that the completion of the acquisition of Canada Life is subject to a number of conditions including:

(a) the approval of the transaction by the holders of the Canada Life common shares at a meeting of Canada Life shareholders called to approve the transaction, as required by applicable laws;

(b) the receipt of all regulatory approvals of the transaction required or appropriate under regulatory legislation, on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Great-West Lifeco and Canada Life on a combined basis;

(c) the absence of any restrictions or limitations on the completion of the transaction under the competition laws of Canada, the United States, the United Kingdom and the European Community;

(d) the receipt of all other material consents, waivers, permits, orders and approvals required to permit the consummation of the transaction on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Great-West Lifeco and Canada Life on a combined basis;

(e) Great-West Lifeco shall have determined that the Canada Life shareholder rights plan shall have been waived by Canada Life's shareholders or otherwise rendered unexercisable or unenforceable; and

(f) other conditions customary to transactions of this nature.

In addition to representations, warranties, conditions and other provisions customary in an agreement of this type, the Transaction Agreement provides for the payment by Canada Life to Great-West Lifeco of a fee of approximately $287 million in the event that, among other things, the board of directors of Canada Life fails to recommend or confirm its recommendation of the transaction within two business days of being requested to do so by Great-West Lifeco. The Transaction Agreement also contains non-solicitation provisions and provides that Canada Life give immediate notice to Great-West Lifeco of the terms of (and then a right to match) any potential competing offer.

Investors Group Inc. (''Investors Group'') and Power Financial Corporation (''Power Financial'') have agreed to invest up to $100 million and $800 million, respectively, to acquire common shares of Great-West Lifeco from treasury. The purchase price per Great-West Lifeco common share will be $37.556 cash. Such purchases will be completed approximately coincident with payment for the Canada Life common shares by Great-West Lifeco. The economic interest which Power Financial has, directly and through Investors Group, in Great-West Lifeco, currently 80.9%, is expected to be reduced to approximately 71.6% once the transaction as announced is completed. In addition to the investments of Investors Group and Power Financial, Great-West Lifeco expects that the cash component of its proposed acquisition of Canada Life will be financed by: the net proceeds from the sale of the Debentures offered hereunder; existing Great-West Lifeco cash; and term financing of up to $600 million and a short term credit facility, both of which have been underwritten by Bank of Montreal.

Subject to satisfaction of the conditions and other requirements of the Transaction Agreement, it is expected that the acquisition will be completed in the third quarter of 2003.

Following the acquisition of Canada Life by Great-West Lifeco, Great-West Lifeco intends to continue to be a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses.

On February 24, 2003 Great-West Lifeco filed with the provincial securities commissions or similar authorities in Canada a material change report dated the same date with respect to its agreement with Canada Life to acquire 100% of the outstanding common shares of Canada Life for approximately $7.3 billion. This is the only material change report filed by the Corporation since January 1, 2003.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma consolidated financial statements of Great-West Lifeco attached to this prospectus give effect to the Transaction Agreement respecting the acquisition of Canada Life by Great-West Lifeco and the issuance of the Debentures under this short form prospectus. These transactions have been reflected as if they had occurred as of December 31, 2002 for the purposes of the pro forma consolidated balance sheet and as of January 1, 2002 for the purposes of the pro forma summary of consolidated operations for the year ended December 31, 2002.

The pro forma consolidated financial statements are not intended to reflect the consolidated results of operations or the consolidated financial position that would actually have resulted had the transactions been consummated on the dates indicated, and do not represent a projection or forecast of the results which may be reported in the future. This information has been prepared for illustrative purposes only and in order to comply with applicable securities regulation.

The specific pro forma adjustments and the basic assumptions used in the preparation of the pro forma consolidated financial statements are described in detail in the notes thereto. The pro forma adjustments are based on information currently available, on the assumptions which the Corporation considers reasonable under the circumstances and on historic accounting practices applicable to business combinations.

CHANGES TO CONSOLIDATED CAPITALIZATION SINCE DECEMBER 31, 2001

On November 22, 2002, Great-West Lifeco exchanged 2,911,955 Non-Cumulative Preferred Shares, Series N (the ''Series N Shares'') of Great-West Life then owned by it for 15,318 newly issued common shares of Great-West Life, and the Series N Shares were cancelled. On December 20, 2002, Great-West Life Capital Trust issued 350,000 Great-West Life Trust Securities — Series A for aggregate proceeds of $350,000,000, which were used by such trust to acquire $350,000,000 principal amount of 5.995% Debentures due December 31, 2052 issued to it by Great-West Life.

On December 31, 2002, the LIG Class I Series D 7.25% Non-Cumulative Preferred Shares and Class I Series E 7.20% Non-Cumulative Preferred Shares were redeemed by LIG at a price of $25 per share, for an aggregate amount of $250,000,000.

On December 31, 2002, the Great-West Lifeco Series B 7.45% Non-Cumulative First Preferred Shares were redeemed by Lifeco at a price of $25 per share, for an aggregate amount of $100,000,000.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures offered hereunder will amount to approximately $594,598,000 after deduction of the Underwriters' fee, the Underwriters' discount and the estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the general funds of the Corporation. The net proceeds of this offering will be used by the Corporation for general corporate purposes and, assuming that the acquisition is completed, as part of the financing of the acquisition of Canada Life. See ''Acquisition of Canada Life Financial Corporation''.

DETAILS OF THE OFFERING

The following is a summary of certain of the material attributes and characteristics of the Debentures, which does not purport to be complete. Reference is made to the 2018 Trust Indenture and the 2033 Trust Indenture referred to below for the full text of the material attributes and characteristics applicable to the 2018 Debentures and 2033 Debentures, respectively. Copies of the Trust Indentures may be examined at the head office of the Corporation located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5 until the completion of this offering. Debenture holders will be entitled to the benefit of, will be bound by, and will be deemed to have notice of, all of the provisions of the applicable Trust Indenture.

General

The 2018 Debentures will be issued under and pursuant to the provisions of a trust indenture (the ''2018 Trust Indenture''), to be dated as of March 21, 2003 and the 2033 Debentures will be issued under and pursuant to the provisions of a trust indenture (the ''2033 Trust Indenture'', together with the 2018 Trust Indenture, the ''Trust Indentures'') to be dated as of March 21, 2003 between the Corporation and Computershare Trust Company of Canada, as trustee (the ''Trustee''). The 2018 Trust Indenture and the 2033 Trust Indenture will provide for the creation of the 2018 Debentures and the 2033 Debentures, respectively, offered under this Prospectus. The 2018 Debentures will be dated March 21, 2003, will mature on March 21, 2018, and will be limited to $200,000,000 aggregate principal amount. The 2033 Debentures will be dated March 21, 2003, will mature on March 21, 2033, and will be limited to $400,000,000 aggregate principal amount. The Debentures will be issued without coupons, in denominations of $1,000 and authorized multiples thereof. The principal and interest on the Debentures will be paid in lawful money of Canada in the manner and on the terms set out in the Trust Indentures.

Depository Services

Except as otherwise provided below, the Debentures will be issued in ''book-entry only'' form and must be purchased, transferred or redeemed through participants (''Participants'') in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing each of the 2018 Debentures and the 2033 Debentures to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Debentures will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of Debentures will receive a customer confirmation of purchase from the registered dealer from which the Debentures are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures. Reference in this short form prospectus to a holder of Debentures means, unless the context otherwise requires, the owner of the beneficial interest in the Debentures.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Debentures and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Debentures will be issued in fully registered form to holders or their nominees.

Transfers and Redemptions of Debentures

Transfers of ownership and redemptions of Debentures will be effected through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants, and on the records of Participants with respect to

interests of persons other than Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Debentures, may do so only through Participants.

The ability of a holder to pledge a Debenture or otherwise take action with respect to such holder's interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, and interest on each Debenture will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Debenture and the Corporation understands that such payments will be credited by CDS or its nominee to Participants. Payments to holders of Debentures of amounts so credited will be the responsibility of the Participants.

As long as CDS or its nominee is the registered holder of the Debentures, CDS or its nominee, as the case may be, will be considered the sole owner of the Debenture for the purposes of receiving notices or payments on the Debentures. The responsibility and liability of the Corporation in respect of notices or payments on the Debentures is limited to giving notice or making payment of any principal, redemption price, if any, and interest due on the Debentures to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights with respect to a Debenture. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to a Debenture, CDS would authorize the Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, the Trustee and CDS. Any holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

The Corporation, the Underwriters and the Trustee, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interest in Debentures held by CDS or the book-entry accounts maintained by CDS, or (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest, or (iii) any advice or representation made by or with respect to CDS and contained herein or in the Trust Indentures with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the Participants.

Ranking

The Debentures will be direct, unsecured and unsubordinated obligations of the Corporation and will rank equally and rateably with all existing or future direct, unsecured and unsubordinated indebtedness of the Corporation.

Covenants

Each Trust Indenture will contain covenants substantially to the following effect:

1. so long as any of the Debentures issued thereunder are outstanding, the Corporation will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Corporation shall secure or cause to be secured equally and rateably therewith all the Debentures issued thereunder and then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances; and
2. the Corporation will not, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either in one transaction or in a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other person (a "Successor Person") unless, in addition to the Corporation delivering an appropriate certificate and/or opinion of counsel to the Trustee:
   (a) the transaction is a short-form amalgamation under the CBCA;
   (b) the transaction is an amalgamation under the CBCA pursuant to an amalgamation agreement or is another transaction pursuant to which the Successor Person is the Corporation; and (i) the Successor Person is subject to all duties, liabilities and obligations of the Corporation under the Trust Indenture

and the Debentures issued thereunder; and, (ii) there is not at the time of the transaction or immediately thereafter any condition or event that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of the Trust Indenture; or

(c) the Successor Person is other than the Corporation and (i) such person assumes the obligations of the Corporation under the Trust Indenture; (ii) such transaction does not materially prejudice any of the rights and powers of the Trustee or the holders of the Debentures issued thereunder; and (iii) there is not at the time of the transaction or immediately thereafter any condition or event that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of the Trust Indenture.

Events of Default

Each Trust Indenture will provide that an ''Event of Default'' in respect of the Debentures issued thereunder will occur upon:

1. the Corporation's failure to pay any principal of or premium on such Debentures when due and the continuance of such default for a period of five days;
2. the Corporation's failure to pay any interest on such Debentures when due and the continuance of such default for a period of 30 days;
3. the Corporation's failure to perform or observe any other covenant or agreement of the Corporation under the Trust Indenture, any supplemental indenture thereto or such Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Corporation by the Trustee;
4. the failure by the Corporation or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest when due and payable on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or
5. the Corporation or any Material Subsidiary becoming insolvent or bankrupt or being ordered wound-up or liquidated or a resolution being passed for the winding-up or liquidation of the Corporation.

If an Event of Default under a Trust Indenture has occurred and is continuing, the Trustee may, in its discretion and shall, upon request of holders of not less than 25% of the principal amount of Debentures issued thereunder and upon being indemnified against all costs, expenses and liabilities to be incurred, declare the principal of and interest on all outstanding Debentures issued thereunder to be immediately due and payable and enforce such payment.

Interest

Interest on the 2018 Debentures at a rate of 6.14% per annum will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year, commencing on September 21, 2003 and continuing until March 21, 2018. If any of the aforesaid dates upon which interest on the 2018 Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter.

Interest on the 2033 Debentures at a rate of 6.67% per annum will be payable semi-annually in arrears in equal instalments on March 21 and September 21 of each year, commencing on September 21, 2003 and continuing until March 21, 2033. If any of the aforesaid dates upon which interest on the 2033 Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter.

Redemption

The Corporation may, at its option, redeem Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption of Debentures issued under a Trust Indenture, the Debentures to be redeemed will be selected by the Trustee pro rata or in such manner as it shall deem equitable. Any Debentures that are redeemed by the Corporation will be cancelled and will not be reissued.

Open Market Purchases

The Corporation will have the right to purchase Debentures in the market or by tender or by contract at any price. All Debentures that are purchased by the Corporation will be cancelled and will not be reissued. Notwithstanding the foregoing, any subsidiary of the Corporation may purchase Debentures in the ordinary course of its business of dealing in securities.

Satisfaction and Discharge

Each Trust Indenture will contain provisions requiring the Trustee to release the Corporation from its obligations under such Trust Indenture and the Debentures issued thereunder provided that (i) the Corporation satisfies the Trustee that it has irrevocably deposited funds or made due provision for the payment of the fees and expenses of the Trustee and for payment of all principal and interest and other amounts due or to become due on the Debentures issued thereunder and (ii) other conditions specified in such Trust Indenture are satisfied.

Modification

Each Trust Indenture and the rights of the holders of Debentures issued thereunder may, in certain circumstances, be modified. For that purpose, among others, each Trust Indenture will contain provisions making extraordinary resolutions binding upon all holders of Debentures issued thereunder. "Extraordinary Resolution" will be defined, in effect, as a resolution passed by the affirmative vote of the holders of not less than 66⅔% of the principal amount of Debentures issued thereunder represented and voted at a meeting duly called and held in accordance with the Trust Indenture or as a resolution contained in one or more instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the then outstanding Debentures issued thereunder.

Definitions

Each Trust Indenture will contain definitions substantially to the following effect:

"business day" shall mean a day on which banks are open for business in Toronto.

"Canada Yield Price", shall mean a price which, if the Debentures were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to March 21, 2018 in the case of 2018 Debentures and March 21, 2033 in the case of 2033 Debentures, equal to the Government of Canada Yield, plus 24 basis points for the 2018 Debentures and 30 basis points for the 2033 Debentures, compounded semi-annually and calculated on the day that is three business days prior to the date of redemption.

"Funded Obligation" shall mean any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed.

"Government of Canada Yield" on any date shall mean the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by the Trustee from a list of investment dealers provided by the Corporation, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to March 21, 2018, in the case of 2018 Debentures, and March 21, 2033, in the case of 2033 Debentures.

"Indebtedness" shall mean any indebtedness of any person for borrowed money other than money borrowed from the Corporation or a subsidiary of the Corporation.

"Material Subsidiary" shall mean any of Great-West Life, GWL&A, GWL&A Financial Inc., LIG, London Life, and Canada Life and The Canada Life Assurance Company (if and when they become subsidiaries of Great-West Lifeco), and "Material Subsidiaries" shall mean all of such companies.

"Obligations" shall mean, with respect to any person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such person, and all contingent liabilities of such person.

"Permitted Encumbrances" shall mean any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Corporation;

(b) any Security Interest on a property or asset acquired by the Corporation that secures the Obligation of a person (whether or not such Obligation is assumed by the acquiring person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Corporation;

(d) any Security Interest on any of the Corporation's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Corporation other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing, provided that the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

"Security Interest" shall mean any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any Indebtedness or Obligation.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios are calculated as at December 31, 2001, September 30, 2002 and December 31, 2002, and are adjusted to give effect to this offering and to the transactions described under "Changes to Consolidated Capitalization".

The annual interest requirements of the Corporation would have amounted to approximately $121 million, $117 million and $117 million ($186 million on a pro forma basis, taking into account the acquisition of Canada Life) for the 12 months ended December 31, 2001, September 30, 2002 and December 31, 2002, respectively.

The Corporation's earnings before taxes available for the payment of interest would have been approximately $1,080 million for the 12 months ended December 31, 2001, $1,436 million for the twelve months ended September 30, 2002 and $1,493 million for the twelve months ended December 31, 2002, which is approximately 8.9 times the annual interest requirements of the Corporation at December 31, 2001, approximately 12.3 times such annual interest requirements at September 30, 2002 and approximately 12.8 times (10.9 times on a pro forma basis, taking into account the acquisition of Canada Life) such annual interest requirements at December 31, 2002, in each case after giving effect to this issue.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated March 10, 2003 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on March 21, 2003 or such other date not later than April 22, 2003 as may be agreed upon by the parties (the "Closing Date"), all but not less than all of the principal amount of Debentures at a price of $1,000 per $1,000 principal amount of the 2018 Debentures and a price of $999.87 per $1,000 principal amount of the 2033 Debentures, for a total consideration of $599,948,000 plus accrued interest, if any, from March 21, 2003 to the date of delivery, payable in cash to the Corporation against delivery of such principal amount of Debentures, and a certificate representing such Debentures. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $5,100,000 on account of underwriting services rendered in connection with this offering.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion if there should occur conditions of national or international consequence which in the opinion of the Underwriters may materially adversely affect Canadian financial or equity markets. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events including, any material adverse change in the business, financial condition, affairs, operations, assets, liabilities or capital of the Corporation

which in the opinion of the Underwriters would be expected to have an adverse effect on the market price or value of the Debentures. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to the Corporation.

In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. Such transactions may begin, be interrupted or terminate at any time.

The Debentures offered hereby have not been and will not be registered under the 1933 Act or any state securities laws. Accordingly, the Debentures may not be offered, sold or delivered directly or indirectly in or within the United States, or to, or for the account or benefit of, U.S. persons. Offers and sales of Debentures in the United States would constitute a violation of the 1933 Act unless made in compliance with the registration requirements of the 1933 Act or pursuant to an exemption therefrom. BMO Nesbitt Burns Inc. (''BMO Nesbitt Burns''), the co-lead Underwriter, is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited, an indirect majority-owned subsidiary of Bank of Montreal. Bank of Montreal has underwritten credit facilities as part of the financing of the acquisition by Great-West Lifeco of Canada Life Financial Corporation. See ''Acquisition of Canada Life Financial Corporation''. **By virtue of the relationship of BMO Nesbitt Burns with Bank of Montreal, the Corporation may be considered to be a connected issuer of BMO Nesbitt Burns under applicable securities legislation in connection with the offering.**

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated April 25, 2002, including documents incorporated by reference therein;

(b) the audited consolidated comparative financial statements of the Corporation as at and for the year ended December 31, 2001 and the report of the auditors thereon;

(c) the audited consolidated balance sheet of the Corporation as at December 31, 2002, and the summary of consolidated operations of the Corporation for the year ended December 31, 2002 contained in the press release of Great-West Lifeco dated January 30, 2003;

(d) the interim unaudited consolidated comparative financial statements of the Corporation as at and for the nine-month period ended September 30, 2002, together with the interim Management's Discussion and Analysis attached thereto;

(e) Management's Discussion and Analysis on pages 16-53 of the Corporation's Annual Report for the year ended December 31, 2001;

(f) the Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders of the Corporation held on April 25, 2002, except for the provisions of the circular titled ''Executive Compensation — Composition of the Compensation Committees'' on pages 11 and 12 of the circular and ''Executive Compensation — Report on Executive Compensation'' on pages 12 and 13 of the circular and the graph titled ''Five Year Total Shareholder Return Comparison'' on pages 13 and 14 of the circular;

(g) the material change report of the Corporation dated February 24, 2003 and filed on February 24, 2003 with respect to its agreement with Canada Life to acquire 100 per cent of the outstanding common shares of Canada Life for approximately $7.3 billion;

(h) the audited consolidated comparative financial statements of Canada Life as at and for the years ended December 31, 2001 and 2000 respectively and the report of the auditors thereon; and

(i) the audited consolidated balance sheet as at December 31, 2002, the audited consolidated statements of net income, the audited consolidated statements of equity and the audited consolidated statements of cash flows of Canada Life for the year ended December 31, 2002 contained in the press release of Canada Life dated February 5, 2003;

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Debentures for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
An Act respecting insurance (Québec), for an insurer, as defined in that act, incorporated under the laws of the Province of Québec, other than a guarantee fund
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined in that act, which invests its own funds and funds received as deposits and a savings company, as defined in that act, investing its funds
Supplemental Pension Plans Act (Québec)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
The Pension Benefits Act (Manitoba)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Debentures, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) (the ''Income Tax Act'') and the regulations thereunder (the ''Regulations'') for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than a deferred profit sharing plan to which payments are made by the Corporation or another corporation with which the Corporation does not deal at arm's length), and would not be foreign property for purposes of Part XI of such Act.

RATINGS

The Debentures have been given a preliminary rating of AA (low) with a stable trend, by Dominion Bond Rating Service Limited (''DBRS''), and the rating is under review with negative implications. The Debentures have been given a preliminary rating of AA–/CreditWatch Negative by Standard & Poor's Corporation (''S&P'').

Upon completion of the acquisition of Canada Life by Great-West Lifeco as announced, DBRS has indicated that it expects that its rating of the Debentures will be lowered to A (high), with a stable trend, and will be removed from the ''under review'' status and S&P has stated that it expects that its rating of the Debentures will be lowered by one notch.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

RISK FACTORS

Investment in the Debentures is subject to certain risks. Investors should consider carefully before purchasing Debentures the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure contained on pages F-49 to F-52 in the Management's Discussion and Analysis for the Year Ended December 31, 2002.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay interest and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Debentures will receive the payments owing to them in connection with the Debentures will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and, if and when acquired, Canada Life. These subsidiaries have not guaranteed the Debentures. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be satisfied before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of interest and dividends by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and, if and when acquired, Canada Life.

Liquidity Risk

Great-West Lifeco does not intend to list the Debentures on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the Debentures. Each of the Underwriters may from time to time purchase and sell the Debentures in the secondary market or make a market for the Debentures, but no Underwriter is obliged to do so and there can be no assurance that any Underwriter will undertake any market making activities in respect of the Debentures.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Debentures. The market price or value of the Debentures will decline as prevailing interest rates for comparable debt instruments rise, and may increase as prevailing interest rates for comparable debt instruments decline.

Changes in Creditworthiness or Credit Ratings

There is no assurance that the creditworthiness of the Corporation or that any credit rating assigned to the Debentures will remain in effect for any given period of time or that the rating will not be lowered or withdrawn entirely by the relevant rating agency. See ''Ratings''. A lowering or withdrawal of such rating may have an adverse effect on the market price or value and the liquidity of the Debentures.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, investment performance and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada and the United States (and if Great-West Lifeco completes the acquisition of Canada Life, the United Kingdom and other jurisdictions) applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Acquisition of Canada Life

The completion of the acquisition by Great-West Lifeco of Canada Life is subject to a number of conditions, set out in the Transaction Agreement and described above under the heading "Acquisition of Canada Life Financial Corporation", and there can be no assurance that the acquisition will be completed.

The proposed acquisition by Great-West Lifeco of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. These anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial benefits may be less than anticipated. In addition, the integration will give rise to restructuring costs and charges and these may be greater than currently anticipated. Further, the operating results and financial conditions of Great-West Lifeco and its subsidiaries could be materially adversely impacted by the focus on integration, and by geographical, regulatory and product differences in Canada Life's businesses, particularly in respect of Canada Life's operations in the United Kingdom.

EXPERTS

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of March 10, 2003, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Index to Financial Statements

Pro Forma Great-West Lifeco Inc.

Great-West Lifeco Inc.

Canada Life Financial Corporation

GREAT-WEST LIFECO INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

The Board of Directors of Great-West Lifeco Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Great-West Lifeco Inc. as at December 31, 2002, and the unaudited pro forma summary of consolidated operations for the year ended December 31, 2002, which have been prepared for inclusion in the short form prospectus. In our opinion, the unaudited pro forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Chartered Accountants

Winnipeg, Manitoba
March ● , 2003

GREAT-WEST LIFECO INC.

UNAUDITED PRO FORMA SUMMARY OF CONSOLIDATED OPERATIONS

For the Year Ended December 31, 2002

(in millions of Canadian dollars)

	Lifeco	CLFC	Adjustments	Note	Total
Income					
Premium income	$11,187	$5,915	$ —		$17,102
Net investment income	3,638	2,154	(38)	1	5,540
			(137)	2(i)	
			(8)	2(f)	
			(69)	2(h)	
Fee and other income	1,807	529	—		2,336
Total income	16,632	8,598	(252)		24,978
Benefits and Expenses					
Paid or credited to policyholders	12,593	6,481	—		19,074
Commissions	718	539			1,257
Operating and other expenses	1,786	877	(38)	1	2,620
			20	2(g)	
			(25)	2(c)	
Premium taxes	109	66			175
Net operating income before income taxes	1,426	635	(209)		1,852
Income taxes	430	133	(87)	2(k)	476
Net income before non-controlling interests	996	502	(122)		1,376
Non-controlling interests — participating	10	3			13
other	24		25	2(c)	49
Net income	$ 962	$ 499	$(147)		$ 1,314
Summary of Net Income					
Preferred shareholder dividends	$ 31	$ 9	$ 41	2(j)	$ 81
Net income — common shareholders	931	490	(188)		1,233
Net income	$ 962	$ 499	$(147)		$ 1,314
Basic earnings per common share	$ 2.53				$ 2.75
Weighted average number of common shares	368		56	2(a), 3(b)	448
			21	2(a)(iv)(1)	
			3	2(a)(iv)(1)	

See notes to the unaudited pro forma consolidated financial statements.

GREAT-WEST LIFECO. INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2002

(in millions of Canadian dollars)

	Lifeco	CLFC	Adjustments	Note	Total
Assets					
Bonds	$33,764	$22,317	$1,665	2(b)(i)	$ 57,746
Mortgage loans	7,850	7,622	795	2(b)(i)	16,267
Stocks	1,581	2,073	(192)	2(b)(i)	3,442
			(20)	2(b)	
Real estate	1,267	1,066	130	2(b)(i)	2,463
Loans to policyholders	6,177	1,113	—		7,290
Cash and certificates of deposit	912	1,159	(2,253)	2(a), 2(b)	(182)
Other invested assets	—	1,124	—		1,124
Funds withheld by ceding insurers	4,786	—	—		4,786
Premiums in course of collection	305	157	—		462
Investment income due and accrued	511	435	—		946
Future income taxes	138	303	—		441
Goodwill and intangible assets	1,687	331	3,549	2(b)	5,736
			(331)	2(b)(ii)	
			500	2(b)(ii)	
Other assets	1,093	491			1,584
Total assets	$60,071	$38,191	$3,843		$102,105
Liabilities					
Policy liabilities					
Actuarial liabilities	$44,508	$29,050	$2,464	2(b)(i)	$ 77,237
			1,215	2(b)(iii)	
Provision for claims	645	692	—		1,337
Provision for policyholder dividends	363	313	—		676
Provision for experience rating refunds	927	54	—		981
Policyholder funds on deposit	1,853	453	—		2,306
	48,296	30,562	3,679		82,537
Commercial paper and other loans	1,012	550	1,100	2(a)(iv)(2)	2,711
			49	2(b)(iv)	
Current income taxes	454	92	(109)	2(e)(2)	437
Future income taxes	—	53	81	2(b)(ii)	125
			(9)	2(b)(vi)	
Other liabilities	2,081	992	163	2(b)(v)	3,569
			333	2(e)(2)	
Repurchase agreements	511	53	—		564
Net deferred gains on portfolio investments sold	958	1,472	(1,472)	2(b)(iii)	958
	53,312	33,774	3,815		90,901
Non-controlling interests — participating	1,490		193	2(c)	2,694
— other	561	450		2(c)	
Capital Stock and Surplus					
Participating policyholder surplus		48	(48)	2(c)	—
Capital stock	1,982	462	2,902	2(a)	5,784
			800	2(a)(iv)(1)	
			100	2(a)(iv)(1)	
			(145)	2(c)	
			(317)	2(d)	
Shareholder surplus	2,382	3,299	(3,299)	2(d)	2,382
Provision for unrealized gain on translation of net investment in foreign operations	344	158	(158)	2(d)	344
	4,708	3,967	(165)		8,510
Liabilities, capital stock and surplus	$60,071	$38,191	$3,843		$102,105

See notes to the unaudited pro forma consolidated financial statements.

GREAT-WEST LIFECO INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the "Statements") give effect to the proposed acquisition by Great-West Lifeco Inc. ("Lifeco") of all of the outstanding common shares (the "CLFC Common Shares") of Canada Life Financial Corporation ("CLFC") not already owned by Lifeco or its subsidiaries as general fund assets (the "Acquisition"), as if it had occurred as at December 31, 2002 for the purposes of the pro forma consolidated balance sheet and as at January 1, 2002 for the purposes of the pro forma summary of consolidated operations. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at December 31, 2002 and the unaudited pro forma summary of consolidated operations for the year ended December 31, 2002 have been prepared using the following information:

(a) Audited consolidated financial statements of Lifeco as at and for the year ended December 31, 2002;

(b) Audited consolidated financial statements of CLFC as at and for the year ended December 31, 2002; and

(c) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition of CLFC described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired (including identifiable intangible assets arising from the Acquisition) has been allocated to goodwill.

The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition. The Statements include costs to be incurred by CLFC as a result of the Acquisition, which will be capitalized as part of total acquisition costs as described in 2 (c) below, but do not include restructuring and integration costs which will be recorded by Lifeco following the completion of the Acquisition.

The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

Certain elements of the CLFC consolidated financial statements have been reclassified to conform to the presentation used by Lifeco.

2. THE ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

(a) On the Acquisition, Lifeco will acquire all of the outstanding CLFC Common Shares that are currently not beneficially owned by Lifeco or its subsidiaries as general fund assets.

Under the terms of the transaction agreement made as of February 14, 2003, for each CLFC Common Share held the holder will receive at the option of the holder:

Option 1 $44.50 cash (provided that the maximum cash to be paid will be $4,372 million); or

Option 2 1.1849 Lifeco Common Shares to be issued by Lifeco from treasury (provided that the maximum number of Lifeco Common Shares to be issued will be approximately 56 million shares); or

Option 3 1.78 Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares ("10-year preferred shares") (provided that the maximum number of Lifeco 10-year preferred shares to be issued will be 24 million shares); or

Option 4 1.78 Lifeco 5.90% non-cumulative perpetual preferred shares ("perpetual preferred shares") (provided that the maximum number of Lifeco perpetual preferred shares to be issued will be 8 million shares); or

Option 5 a combination of the above options subject to the maximums noted, subject to any resultant proration.

Shareholders may select any Option with respect to all or any part of their CLFC Common Shares and may select other options with respect to the balance of their CLFC Common Shares. However, the amount of cash that will be paid and the number of Lifeco Common Shares, Lifeco 10-year preferred shares and perpetual preferred shares that will be issued are subject to the above noted maximums, and cash to be paid and Lifeco shares to be issued to CLFC shareholders will be subject to proration in accordance with the terms of the Acquisition.

Based on the assumptions as described below, cash will be paid, approximately 56 million Lifeco Common Shares will be issued at an ascribed price of $37.556 per share, and 24 million Lifeco 10-year preferred shares and 8 million Lifeco perpetual preferred shares will be issued at an ascribed price of $25.00 per share. The Statements assume the following:

(i) Lifeco currently owns approximately 600,000 common shares of CLFC acquired at a total cost of approximately $20 million.

(ii) Excluding the CLFC shares that are already owned by Lifeco, the total number of outstanding CLFC Common Shares is approximately 159.8 million as at December 31, 2002. All of these CLFC Common Shares will be acquired by Lifeco under the terms of the Acquisition; and

Outstanding CLFC options with an ascribed value of approximately $137 million will be converted to Lifeco options and are assumed to be exercised immediately upon close of the transaction for cash proceeds of $125 million.

(iii) For purposes of calculating the purchase consideration used in the Statements, the price of Lifeco Common Shares to be issued is assumed to be $37.556 per share which represents the weighted-average trading price of Lifeco Common Shares on the Toronto Stock Exchange on the last five trading days prior to the announcement of the proposed Acquisition on February 17, 2003.

(iv) The cash component of the Acquisition will be financed as follows:

(1) Lifeco will issue to Power Financial Corporation approximately 21.3 million Lifeco Common Shares in the amount of $800 million and to Investors Group Inc. approximately 2.7 million Lifeco Common Shares in the amount of $100 million by way of private placements,

(2) Lifeco will issue $400 million of 6.67% 30 year debentures and $200 million of 6.14% 15 year debentures, and will obtain up to $600 million of term financing, and

(3) The remainder will be paid from existing Lifeco cash and a short term bank facility.

(b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	(in millions)
Total purchase consideration	
Cash	$4,346
Lifeco Common Shares	2,102
Lifeco Preferred Shares	800
	7,248
Add: Carrying value of CLFC Common Shares already beneficially owned by Lifeco	20
Add: Estimated transaction costs, net of income taxes — Note 2(e)(1)	32
Sub Total	7,300
Net balance sheet assets acquired	
Carrying value of CLFC's net balance sheet assets prior to Acquisition	3,774
Proceeds from exercise of options — Note 2(a)(ii)	125
Estimated fair value adjustments — Note 2(b)(i) to (vi)	76
Estimated fair value of net balance sheet assets acquired	3,975
Less capitalized costs — Note 2(e)(2)	224
	3,751
Goodwill	$3,549

The purchase price is allocated to the balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the CLFC balance sheet in connection with the Acquisition are described in Notes 2(b)(i) to (vi). The excess of the total purchase consideration over the estimated fair value of the net balance sheet assets acquired, together with capitalized costs, is allocated to goodwill.

The estimated fair market value of CLFC's invested assets and policy liabilities was based on CLFC's consolidated financial statements as of December 31, 2002. With respect to accounting and actuarial policies or practices, any differences between CLFC and Lifeco have not been reflected in these amounts. The actual adjustments will depend on a number of factors, including the date of the Acquisition and changes in the market value of net balance sheet assets and operating results of CLFC between December 31, 2002 and the acquisition date. Lifeco expects to make such adjustments at the closing of the Acquisition. Such adjustments may affect the value of assets, liabilities or goodwill and any such adjustments may be material.

The pro forma consolidated balance sheet as at December 31, 2002 incorporates the following adjustments:

(i) Fair value adjustments to CLFC's invested assets reflect the difference between estimated fair market value and carrying value of its invested assets, including an increase of $1,665 million in bond investments, $795 million in mortgage investments and $130 million in real estate investments, as well as a reduction of $192 million in stock investments. These net fair value adjustments amount to an aggregate increase of $2,398 million, of which $2,464 million represents adjustments to CLFC's invested assets backing actuarial liabilities. As a result, CLFC's actuarial liabilities have been increased by a commensurate amount.

(ii) Fair valuation of assets includes the elimination of CLFC's existing goodwill of $331 million and includes the recognition of certain intangible assets arising from the Acquisition, such as CLFC's brand name, distribution network, licensing agreements and contractual rights, totaling approximately $500 million. Of the total intangible assets, approximately $400 million has been assigned as the value of intangible assets that have finite lives and will be amortized over 20 years, their estimated useful lives.

In addition, future income tax liabilities of $81 million have been recorded with respect to the recognized intangible assets.

(iii) As part of the fair value adjustments, CLFC's deferred realized net gains having a carrying value of $1,472 million have been eliminated. Actuarial liabilities have accordingly been increased by $1,215 million to reflect the estimated portion of the gains attributable to policyholder liabilities. The remaining $257 million of deferred realized gains are attributable to shareholders.

(iv) Estimated fair value of CLFC's subordinated debt is $49 million above its carrying value. This fair value increase will be amortized over the remaining term of the subordinated debt.

(v) Estimated fair value of the prepaid asset for CLFC's employee future benefit plans is $163 million below its carrying value.

(vi) Future income tax liabilities have been decreased by $9 million to reflect the estimated net income tax effects on the fair value adjustments to CLFC's balance sheet assets and liabilities as described above.

(c) CLFC's preferred shares will become an outstanding issue of a subsidiary of Lifeco following the Acquisition. Accordingly, CLFC's preferred shares and dividends have been reclassified to non-controlling interests. As well, to conform to the reporting by Lifeco of participating policyholder equity as non-controlling interests, CLFC's participating policyholder equity and net income (loss) has been reclassified to non-controlling interests.

(d) CLFC's Common Shares and shareholder surplus have been eliminated to reflect the effect of the Acquisition.

(e) (1) The estimated transaction costs of $32 million (net of taxes) to be incurred by Lifeco will be included in the purchase consideration — see Note 2(b).

(2) As a result of the Acquisition, CLFC will incur estimated costs of $224 million, comprised of estimated integration costs of $189 million and transaction costs of $35 million (net of taxes). These costs will be capitalized as part of total acquisition costs.

(3) Estimated integration costs of $70 million (net of taxes) to be incurred by Lifeco will be recorded as an expense in the consolidated statements of operations of Lifeco following the completion of the Acquisition. The impact of this expense is excluded from these Statements.

The pro forma summary of consolidated operations for the year ended December 31, 2002 incorporates the following adjustments:

(f) The elimination of the portion of the amortization of unrealized net gains and deferred realized net gains attributable to shareholders in the amount of $8 million as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition — see Note 2(b)(i) and Note 2(b)(iii).

(g) Amortization of identifiable intangible assets of $20 million arising from the Acquisition described in Note 2(b)(ii)

(h) Interest expense of $69 million on the debentures and term financing described in Note 2(a)(iv)(2).

(i) A reduction in investment income of $137 million as a result of the opportunity cost of the cash consideration paid to CLFC shareholders, and additional internal financing transactions.

(j) Increased preferred share dividends of $41 million on the new Lifeco preferred shares described in Note 2(a)

(k) Income tax effect of $87 million as a result of the above adjustments to the pro forma summary of consolidated operations.

3. EARNINGS PER SHARE

Pro forma basic earnings per Lifeco Common Share for the year ended December 31, 2002 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

(a) The weighted average number of Lifeco Common Shares outstanding was 368 million for the year ended December 31, 2002.

(b) The pro forma weighted average number of Lifeco Common Shares outstanding after giving effect to the acquisition of CLFC is 448 million for the year ended December 31, 2002. The weighted average number of Lifeco Common Shares outstanding reflects the issuance of a maximum of approximately 56 million Lifeco Common Shares to CLFC Common Shareholders and the issuance of an aggregate of 24 million Lifeco Common Shares to Power Financial Corporation and Investors Group Inc., both as described in Note 2(a).

GREAT-WEST LIFECO INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

GREAT-WEST LIFECO INC.

AUDITORS' REPORT

To the Shareholders,
Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2002 and 2001 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Manitoba
January 29, 2003

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS

(in millions of dollars except earnings per common share)

	For the years ended December 31	
	2002	2001
Income		
Premium income	$11,187	$10,477
Net investment income	3,638	3,713
Fee and other income	1,807	1,858
	16,632	16,048
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,593	12,030
Commissions	718	696
Operating expenses	1,786	1,941
Premium taxes	109	124
Special charges *(note 19)*	-	204
Net operating income before income taxes	1,426	1,053
Income taxes — current	397	427
— future	33	(30)
Net income before non-controlling interests	996	656
Non-controlling interests *(note 7)*	34	44
Net income before amortization of goodwill	962	612
Amortization of goodwill	—	66
Net income	$ 962	$ 546
Earnings per Common Share *(note 11)*		
Basic	$ 2.530	$ 1.387
Diluted	$ 2.499	$ 1.365
Summary of Net Income		
Preferred shareholder dividends	$ 31	$ 31
Net income — common shareholders	931	515
Net income	$ 962	$ 546

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET

(in millions of dollars)

	December 31	
	2002	2001
Assets		
Bonds *(note 2)*	$33,764	$32,581
Mortgage loans *(note 2)*	7,850	8,369
Stocks *(note 2)*	1,581	1,379
Real estate *(note 2)*	1,267	1,272
Loans to policyholders	6,177	6,213
Cash and certificates of deposit	912	837
Funds withheld by ceding insurers	4,786	4,477
Premiums in course of collection	305	410
Interest due and accrued	511	543
Future income taxes *(note 13)*	138	317
Goodwill and intangible assets *(note 4)*	1,687	1,604
Other assets	1,093	1,157
Total assets	$60,071	$59,159

Approved by the Board:

Director Director

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET

(in millions of dollars)

	December 31	
	2002	**2001**
Liabilities		
Policy liabilities		
Actuarial liabilities *(note 5)*	$44,508	$43,909
Provision for claims	645	753
Provision for policyholder dividends	363	355
Provision for experience rating refunds	927	834
Policyholder funds	1,853	1,748
	48,296	47,599
Commercial paper and other loans *(note 6)*	1,012	1,075
Current income taxes	454	508
Other liabilities	2,081	2,181
Repurchase agreements	511	400
Net deferred gains on portfolio investments sold *(note 2)*	958	1,049
	53,312	52,812
Non-controlling interests *(note 7)*	2,051	1,950
Capital Stock and Surplus		
Capital stock *(note 8)*	1,982	2,083
Surplus	2,382	1,951
Provision for unrealized gain on translation of net investment in foreign operations	344	363
	4,708	4,397
Liabilities, capital stock and surplus	$60,071	$59,159

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS

(in millions of dollars)

	For the years ended December 31	
	2002	**2001**
Balance, beginning of year	$1,951	$1,868
Net income	962	546
Acquisition discount — preferred shares of subsidiary	—	1
Issue costs of subsidiary, net of tax *(note 7)*	(3)	—
Common share cancellation excess *(note 8)*	(149)	(144)
Dividends to shareholders		
Preferred shareholders	(31)	(31)
Common shareholders	(348)	(289)
Balance, end of year	$2,382	$1,951

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of dollars)

	For the years ended December 31	
	2002	2001
Operations		
Net income	$ 962	$ 546
Adjustments for non-cash items:		
Change in policy liabilities	954	1,357
Change in funds withheld by ceding insurers	(309)	(922)
Change in current income taxes payable	(63)	71
Future income tax expense	33	(30)
Amortization of goodwill	—	66
Other	(183)	612
Cash flows from operations	1,394	1,700
Financing Activities		
Issue of common shares	18	17
Issue of Great-West Life Capital Trust securities	350	—
Purchased and cancelled common shares	(169)	(164)
Redemption of preferred shares	(100)	—
Redemption of preferred shares of subsidiary	(250)	(221)
Issue of debentures	—	200
Repayment of commercial paper and other loans	(60)	(33)
Issue costs of subsidiary	(5)	—
Dividends paid	(379)	(320)
	(595)	(521)
Investment Activities		
Bond sales and maturities	21,498	17,843
Mortgage loan repayments	1,695	2,110
Stock sales	373	465
Real estate sales	42	172
Change in loans to policyholders	(4)	(359)
Change in repurchase agreements	108	389
Investment in subsidiaries	72	(15)
Investment in bonds	(22,672)	(19,225)
Investment in mortgage loans	(1,159)	(1,633)
Investment in stocks	(637)	(629)
Investment in real estate	(40)	(200)
	(724)	(1,082)
Increase in cash and certificates of deposit	75	97
Cash and certificates of deposit, beginning of year	837	740
Cash and certificates of deposit, end of year	$ 912	$ 837
Supplementary Cash Flow Information		
Income taxes paid (net of refunds)	$ 390	$ 330
Interest paid	$ 59	$ 49

GREAT-WEST LIFECO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ amounts in millions except per share amounts)

1. **Basis of Presentation and Summary of Accounting Policies**

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

*(a) **Portfolio Investments***

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $28 ($31 in 2001). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $82 ($65 in 2001). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Effective July 1, 2002, the Company has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Company.

*(b) **Derivative Financial Instruments***

The Company uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 14.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

*(c) **Foreign Currency Translation***

During 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. United States assets and liabilities have been translated into Canadian dollars at the December 31, 2002 market rate of $1.5800 ($1.5930 in 2001) and all United States income and expense items have been translated at an average rate of $1.5700 ($1.5490 in 2001). The provision for unrealized gain of $344 ($363 in 2001) on foreign currency translation of the Company's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet.

The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of its United States operations into Canadian dollars. Net realized foreign exchange gains and losses are included in net investment income. In total, foreign exchange pre-tax losses of $22 ($37 in 2001) are included in net investment income.

(d) ***Loans to Policyholders***

Loans to policyholders are shown at their unpaid balance, are fully secured by the cash surrender values of the policies and have effective interest rates ranging from 5% to 8% (5% to 9% in 2001).

(e) ***Funds Withheld by Ceding Insurers***

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

(f) ***Goodwill and Intangible Assets***

During 2002, the Company adopted the recommendations of the CICA Handbook Section 1581 Business Combinations and 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, during 2002, the Company:

- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill;
- established October 1 as the date of the annual impairment testing of allocated goodwill and intangible assets.

No impairment loss resulted from the transitional or annual impairment testing. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in note 4, the new standards had no impact on the Company's financial statements.

The following table provides a reconciliation between reported net income, basic earnings per share and diluted earnings per share adjusted to exclude the amortization of goodwill, on an after-tax basis:

	2002	2001
Net income:		
Reported net income	$ 962	$ 546
Add back: amortization of goodwill, net of tax	—	66
Net income adjusted for amortization of goodwill	$ 962	$ 612
Basic earnings per common share:		
Reported earnings per common share	$2.530	$1.387
Add back: amortization of goodwill, net of tax	—	0.177
Basic earnings per common share adjusted for amortization of goodwill	$2.530	$1.564
Diluted earnings per common share:		
Reported diluted earnings per common share	$2.499	$1.365
Add back: amortization of goodwill, net of tax	—	0.174
Diluted earnings per common share adjusted for amortization of goodwill	$2.499	$1.539

(g) ***Income Taxes***

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(h) ***Actuarial Liabilities***

During 2001, the Company adopted the new standards of the CICA Handbook Section 4210 Life Insurance Enterprises — Specific Items. The Canadian Asset Liability Method is used for valuing actuarial liabilities. There was no material effect of this change on the financial statements of the Company.

(i) ***Repurchase Agreements***

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(j) ***Pension Plans and Other Post Retirement Benefits***

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the

employee/agent group. Experience gains and losses are calculated using a market related value of assets. Plan assets are carried at market values and are held in separate trusteed pension funds.

The Company also provides post retirement health and life insurance benefits to eligible employees, agents and their dependents. The cost of all post retirement benefits other than pensions is actuarially determined and accrued using the projected benefit method pro-rated for service and is recognized over the periods of employee service. The current cost of post retirement health and life insurance benefits is charged to earnings.

(k) ***Stock Based Compensation***

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 9. During 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost. The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation.

(l) ***Earnings Per Common Share***

During 2001, the Company adopted the recommendations of the CICA Handbook Section 3500 Earnings Per Share which resulted in the presentation of basic and diluted earnings per share on the Summary of Consolidated Operations regardless of the materiality of the difference between them. The treasury stock method is used for calculating diluted earnings per share. This change in accounting policy was applied retroactively. The impact of this change in accounting policy to the financial statements was not material.

(m) ***Geographic Segmentation***

The Company has significant operations in Canada and the United States. Operations in other countries are reported with Canadian operations.

(n) ***Comparative Figures***

Certain of the 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

	2002			
	Balance Sheet Value			Market Value
	Canada	United States	Total	Total
Bonds — government	$ 7,721	$ 5,278	$12,999	$13,675
— corporate	9,393	11,372	20,765	21,658
	17,114	16,650	33,764	35,333
Mortgage loans — residential single family	2,100	—	2,100	2,131
— residential apartments	2,670	123	2,793	2,991
— retail and shopping centres	965	220	1,185	1,258
— office buildings	755	182	937	1,065
— industrial	591	57	648	697
— other	109	78	187	205
	7,190	660	7,850	8,347
Stocks — public	1,284	117	1,401	1,400
— private	130	50	180	166
	1,414	167	1,581	1,566
Real estate	1,080	187	1,267	1,481
	$26,798	$17,664	$44,462	$46,727

		2001			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	— government	$ 6,124	$ 5,012	$11,136	$11,404
	— corporate	10,144	11,301	21,445	21,888
		16,268	16,313	32,581	33,292
Mortgage loans	— residential single family	2,542	—	2,542	2,598
	— residential apartments	2,352	157	2,509	2,634
	— retail and shopping centres	974	347	1,321	1,373
	— office buildings	780	268	1,048	1,162
	— industrial	644	70	714	755
	— other	100	135	235	272
		7,392	977	8,369	8,794
Stocks	— public	1,002	77	1,079	1,124
	— private	250	50	300	286
		1,252	127	1,379	1,410
Real estate		1,072	200	1,272	1,511
		$25,984	$17,617	$43,601	$45,007

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	2002					
	Carrying Value					
	Term to Maturity					
	1 Year or Less	1-5 Years	Over 5 Years	Total	Principal Amount	Effective Interest Rate Ranges
Short-term bonds	$1,739	$ —	$ —	$ 1,739	$ 1,743	1.2%-3.0%
Bonds	1,922	8,818	21,358	32,098	36,229	1.1%-14.5%
Mortgage loans	205	4,392	3,346	7,943	7,960	3.7%-14.0%
	$3,866	$13,210	$24,704	$41,780	$45,932	
Geographic						
Canada	$1,740	$ 8,872	$13,770	$24,382	$27,411	1.2%-14.5%
United States	2,126	4,338	10,934	17,398	18,521	1.1%-12.7%
	$3,866	$13,210	$24,704	$41,780	$45,932	

	2001					
	Carrying Value					
	Term to Maturity					
	1 Year or Less	1-5 Years	Over 5 Years	Total	Principal Amount	Effective Interest Rate Ranges
Short-term bonds	$1,063	$ —	$ —	$ 1,063	$ 1,065	0.6%-3.1%
Bonds	1,392	7,228	22,931	31,551	35,307	2.0%-14.5%
Mortgage loans	1,659	3,393	3,430	8,482	8,519	3.7%-14.0%
	$4,114	$10,621	$26,361	$41,096	$44,891	
Geographic						
Canada	$2,759	$ 8,056	$12,891	$23,706	$26,590	0.6%-14.5%
United States	1,355	2,565	13,470	17,390	18,301	1.5%-12.0%
	$4,114	$10,621	$26,361	$41,096	$44,891	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2002		
	Canada	United States	Total
Asset Class			
Bonds	$86	$39	$125
Mortgage loans	7	4	11
Foreclosed real estate	—	3	3
	$93	$46	$139

	2001		
	Canada	United States	Total
Asset Class			
Bonds	$39	$113	$152
Mortgage loans	10	8	18
Foreclosed real estate	—	17	17
	$49	$138	$187

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2002		
	Canada	United States	Total
Bonds & mortgage loans	$78	$88	$166

	2001		
	Canada	United States	Total
Bonds & mortgage loans	$46	$100	$146

(iii) Changes in the allowance for credit losses are as follows:

	2002		
	Canada	United States	Total
Balance, beginning of year	$46	$100	$146
Provision for credit losses	42	(8)	34
Recoveries of prior write-offs	6	5	11
Write-offs	(16)	(8)	(24)
Other (including foreign exchange rate changes)	—	(1)	(1)
Balance, end of year	$78	$ 88	$166

	2001		
	Canada	United States	Total
Balance, beginning of year	$ 43	$104	$147
Provision for credit losses	4	—	4
Recoveries of prior write-offs	2	—	2
Write-offs	(4)	(10)	(14)
Other (including foreign exchange rate changes)	1	6	7
Balance, end of year	$ 46	$100	$146

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects the Company's estimate of potential future credit losses.

(d) Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment.

	Canada	United States	Total
As at December 31, 2002	$ 25	$ —	$ 25
As at December 31, 2001	$ 27	$ —	$ 27

(e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

	Canada	United States	Total
As at December 31, 2002	$ 33	$150	$183
As at December 31, 2001	$ 63	$173	$236

(f) Net investment income of $3,638 ($3,713 in 2001) includes amortization of net deferred realized gains on portfolio investments and unrealized gains on stocks and real estate as follows:

	2002		
	Canada	United States	Total
Bonds	$ 81	$ 31	$112
Mortgage loans	14	2	16
Stocks	65	6	71
Real estate	19	2	21
	$179	$ 41	$220

	2001		
	Canada	United States	Total
Bonds	$ 78	$ 12	$ 90
Mortgage loans	17	2	19
Stocks	80	7	87
Real estate	19	2	21
	$194	$ 23	$217

(g) The balance of net deferred gains on portfolio investments sold is comprised of the following:

	2002		
	Canada	United States	Total
Bonds	$453	$ 86	$ 539
Mortgage loans	30	4	34
Stocks	317	44	361
Real estate	14	10	24
	$814	$144	$ 958

	2001		
	Canada	United States	Total
Bonds	$464	$ 66	$ 530
Mortgage loans	38	4	42
Stocks	408	51	459
Real estate	8	10	18
	$918	$131	$1,049

3. Pledging of Assets

The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

	2002		
	Canada	United States	Total
Derivative transactions	$ —	$ 2	$ 2
In respect of real estate	122	—	122
In respect of reinsurance agreements	49	—	49
	$171	$ 2	$ 173

	2001		
	Canada	United States	Total
Derivative transactions	$ —	$ 4	$ 4
In respect of real estate	125	—	125
In respect of reinsurance agreements	61	—	61
	$186	$ 4	$ 190

4. Goodwill and Intangible Assets

(a) *Goodwill*

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2002		
	Canada	United States	Total
Balance, beginning of year	$1,538	$66	$1,604
Reclassification between goodwill and intangible assets	(529)	—	(529)
Reclassification between goodwill and future taxes	86	—	86
Sale of subsidiary	(3)	—	(3)
Balance, end of year	$1,092	$66	$1,158

	2001		
	Canada	United States	Total
Balance, beginning of year	$1,600	$79	$1,679
Amortization of goodwill	(62)	(4)	(66)
Goodwill acquired	—	17	17
Goodwill written-off	—	(28)	(28)
Changes in foreign exchange rates	—	2	2
Balance, end of year	$1,538	$66	$1,604

(b) *Intangible Assets*

The Company has identified indefinite life intangible assets acquired as part of London Insurance Group (LIG) in 1997, which are not subject to amortization. The carrying value of intangible assets and changes in the carrying value of intangible assets for the year ended December 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ —	$ —	$ —
Reclassification from goodwill			
— Brands and trademarks	175	—	175
— Shareholder portion of acquired future Participating account profits	354	—	354
Balance, end of year	$529	$ —	$529

5. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	2002				
	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
Group Insurance	$ —	$ —	$ 2,829	$ —	$ 2,829
Individual Insurance & Investment	10,979	—	6,132	—	17,111
Reinsurance	—	—	5,960	—	5,960
Property & Casualty	—	—	—	—	—
Employee Benefits	—	—	—	558	558
Financial Services	—	7,829	—	10,221	18,050
Total	$10,979	$7,829	$14,921	$10,779	$44,508

	2001				
	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
Group Insurance	$ —	$ —	$ 2,721	$ —	$ 2,721
Individual Insurance & Investment	10,210	—	6,318	—	16,528
Reinsurance	—	—	5,707	—	5,707
Property & Casualty	—	—	30	—	30
Employee Benefits	—	—	—	617	617
Financial Services	—	7,711	—	10,595	18,306
Total	$10,210	$7,711	$14,776	$11,212	$43,909

(ii) The composition of the assets supporting liabilities and surplus is as follows:

As at December 31, 2002

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 6,021	$3,062	$ 130	$ 2	$1,764	$10,979
Non-Participating						
Group Insurance	1,649	811	96	1	272	2,829
Individual Insurance & Investment	3,463	2,246	219	18	186	6,132
Reinsurance	1,427	—	74	—	4,459	5,960
Property & Casualty	—	—	—	—	—	—
Other	3,581	1,060	807	763	1,541	7,752
Capital and surplus	973	11	88	296	990	2,358
Total Balance Sheet Value	$17,114	$7,190	$1,414	$1,080	$9,212	$36,010
Fair Value	$17,954	$7,668	$1,423	$1,269	$9,212	$37,526

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,161	$ 70	$ —	$ —	$4,598	$ 7,829
Non-Participating						
Employee Benefits	531	9	—	—	18	558
Financial Services	9,168	525	—	—	528	10,221
Other	1,798	5	16	16	1,268	3,103
Capital and surplus	1,992	51	151	171	(15)	2,350
Total Balance Sheet Value	$16,650	$660	$167	$187	$6,397	$24,061
Fair Value	$17,379	$679	$143	$212	$6,397	$24,810

As at December 31, 2001

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 5,383	$ 2,824	$ 101	$ 2	$ 1,900	$10,210
Non-Participating						
Group Insurance	1,545	808	103	2	263	2,721
Individual Insurance & Investment	3,324	2,438	255	19	282	6,318
Reinsurance	1,532	—	73	—	4,102	5,707
Property & Casualty	30	—	—	—	—	30
Other	3,818	1,268	525	748	1,091	7,450
Capital and surplus	636	54	195	301	1,068	2,254
Total Balance Sheet Value	$16,268	$ 7,392	$ 1,252	$ 1,072	$ 8,706	$34,690
Fair Value	$16,642	$ 7,800	$ 1,293	$ 1,282	$ 8,706	$35,723

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,048	$ 110	$ —	$ —	$ 4,553	$ 7,711
Non-Participating						
Employee Benefits	578	24	—	—	15	617
Financial Services	9,158	737	—	—	700	10,595
Other	1,789	10	14	20	1,571	3,404
Capital and surplus	1,740	96	113	180	13	2,142
Total Balance Sheet Value	$16,313	$ 977	$ 127	$ 200	$ 6,852	$24,469
Fair Value	$16,650	$ 994	$ 117	$ 229	$ 6,852	$24,842

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $45,029 ($44,453 in 2001). The fair value of these assets is $46,696 ($45,348 in 2001).

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(c) ***Changes in Actuarial Liabilities***

The change in actuarial liabilities is as follows:

	Canada					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2002	2001	2002	2001	2002	2001
Balance, beginning of year	$10,210	$ 9,575	$14,776	$14,019	$24,986	$23,594
Corporate reorganization	—	—	—	192	—	192
Normal change — new business	11	2	993	884	1,004	886
— in force	758	709	(783)	(490)	(25)	219
Material assumption changes	—	(76)	(34)	—	(34)	(76)
Foreign exchange rate changes	—	—	(2)	171	(2)	171
Sale of subsidiary	—	—	(29)	—	(29)	—
Balance, end of year	$10,979	$10,210	$14,921	$14,776	$25,900	$24,986

In 2002, excess interest rate provisions were released for non-participating policyholders and improved mortality rates were experienced by non-participating policyholders. In 2001 assumption changes were made in the provision for future participating policyholder obligations.

	United States					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2002	2001	2002	2001	2002	2001
Balance, beginning of year	$ 7,711	$ 6,824	$11,212	$11,119	$18,923	$17,943
Corporate reorganization	—	—	—	(192)	—	(192)
Normal change — new business	—	—	56	164	56	164
— in force	180	451	(395)	(535)	(215)	(84)
Foreign exchange rate changes	(62)	436	(94)	656	(156)	1,092
Balance, end of year	$ 7,829	$ 7,711	$10,779	$11,212	$18,608	$18,923

(d) ***Actuarial Assumptions***

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update the Company's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity

The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. The Company has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

(e) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% (.19% in 2001) in Canada and .08% (.09% in 2001) in the United States.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
As at December 31, 2002	$281	$ 9	$ 125	$ 25	$ 440
As at December 31, 2001	$269	$ 9	$ 105	$ 40	$ 423

(iii) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
As at December 31, 2002	$ 10	$ 31	$1,091	$247	$1,379
As at December 31, 2001	$ 9	$ 31	$1,016	$260	$1,316

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 55% of policy liabilities in Canada and 60% of policy liabilities in the United States are non-cashable prior to maturity or subject to market value adjustments.

(f) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the

non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by $68 ($15 in 2001). The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $75 ($33 in 2001). The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

6. Commercial Paper and Other Loans

(a) Commercial paper and other loans consist of the following:

	2002			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 1.47%	$ —	$153	$ 153	$ 153
Revolving credit in respect of reinsurance business with interest rates from 1.8% to 3.4% maturing within one year	46	—	46	46
Total short term	46	153	199	199
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% maturing at various dates to 2014	122	—	122	129
Other notes payable with interest of 8.0%	15	—	15	15
Sub total	137	—	137	144
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	—	200	218
6.74% Debentures due November 24, 2031, unsecured	200	—	200	210
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	—	276	276	280
Sub total	400	276	676	708
Total long term	537	276	813	852
Total	$583	$429	$1,012	$1,051
Interest expense on long term loans	$ 39	$ 20	$ 59	

	2001			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 2.55%	$ —	$154	$ 154	$ 154
Revolving credit in respect of reinsurance business with interest rates from 2.2% to 3.9% maturing within one year	61	—	61	61
Total short term	61	154	215	215
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	156	—	156	165
Other notes payable at interest rates from 8.0% to 9.0%	25	—	25	25
Sub total	181	—	181	190
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	—	200	210
6.74% Debentures due November 24, 2031, unsecured	200	—	200	196
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	—	279	279	279
Sub total	400	279	679	685
Total long term	581	279	860	875
Total	$642	$433	$1,075	$1,090
Interest expense on long term loans	$ 29	$ 20	$ 49	

(b) Principal Repayments of Long Term Loans

	Operating	Capital	Total
2003	$ 59	$ —	$ 59
2004	27	—	27
2005	17	—	17
2006	2	—	2
2007	2	—	2
2008 and thereafter	30	676	706
	$137	$676	$813

7. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West and GWL&A at December 31, 2002 and December 31, 2001. The non-controlling interests of GWL&A and Great-West and its subsidiaries are:

(a) **For the years ended December 31**	2002	2001
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 89	$ 91
London Life	519	511
GWL&A	208	202
Policyholder dividends		
Great-West	91	87
London Life	517	497
GWL&A	198	200
Net income	$ 10	$ 20
Preferred shareholder dividends	22	22
Minority shareholder interest	1	2
Distribution on Great-West Life Capital Trust Securities	1	—
Total	$ 34	$ 44

(b) As at December 31

	2002	2001
Participating policyholder undistributed surplus		
Great-West	$ 330	$ 332
London Life	916	914
GWL&A	244	235
	1,490	1,481
Preferred shareholders	209	459
Minority interests in capital stock and surplus	2	10
Trust units issued by Great-West Life Capital Trust 350,000 Trust Securities — Series A	350	—
	$2,051	$1,950

Preferred Shareholders

On December 31, 2002, the LIG Class 1 Series D 7.25% Non-Cumulative Preferred Shares and Class 1 Series E 7.20% Non-Cumulative Preferred Shares were redeemed by LIG at a price of $25 per share.

In January 2001, as a result of the joint offer dated December 14, 2000 between 3812774 Canada Inc. (a wholly-owned subsidiary of the Company) and Great-West, 3812774 purchased 658,311 Series L 5.20% Non-Cumulative Preferred Shares of Great-West. 3812774 was transferred to Great-West and concurrently wound up. The purchase price was $23.00 per share for an aggregate purchase price of $15.1. The discount of $2.00 per share, or $1.3, was recorded on consolidation as an increase in surplus.

Great-West Life Capital Trust Securities (GREATs)

On December 20, 2002, Great-West Life Capital Trust (the Trust), a trust controlled by Great-West, issued $350 of non-voting GREATs which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the GREATs will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of the Trust's net distributable funds. Subject to regulatory approval, the Trust may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007. Related issue costs of $5 ($3 after-tax) were recognized as a charge to surplus in 2002.

8. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	2002		2001	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	—	$ —	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of year	17,192,242	$ 429,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	369,459,808	$1,553,294	372,404,725	$1,556,559
Purchased and cancelled under Normal Course Issuer Bid	(4,720,800)	(19,924)	(4,838,400)	(20,295)
Issued under Stock Option Plan	1,637,704	18,394	1,893,483	17,030
Balance, end of year	366,376,712	$1,551,764	369,459,808	$1,553,294
Total Capital Stock		$1,981,570		$2,083,100

The Series B, 7.45% Non-Cumulative First Preferred Shares were redeemed by the Company on December 31, 2002 at a price of $25 per share.

The Series C, 7.75% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2002 and are convertible to common shares of the Company at the option of the Company on or after September 30, 2004. The shares are convertible to common shares of the Company at the option of the holder on or after March 31, 2005.

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 and are convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, and are convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

During 2002, 4,720,800 (4,838,400 in 2001) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $169 ($164 in 2001) or $35.76 ($33.93 in 2001) per share and the price in excess of stated value was charged to surplus.

9. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Stock Option Plan Administrative Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Options granted under the Plan expire not later than ten years after the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee. The maximum number of Lifeco common shares that may be issued under the Plan is currently 18,500,000.

Three categories of options have been granted under the Plan:

(a) Basic (1) options, which generally become exercisable at the rate of 20% per year commencing on the first anniversary of the grant and expire ten years from the date of the grant. Basic (2) options become exercisable at the rate of 33% per year commencing September 30, 2002 and expire on April 26, 2010.

(b) Contingent Options, which become exercisable only if certain financial targets are attained by GWL&A. Subject to the attainment of those financial targets, Contingent Options either (a) become exercisable on April 1, 2002 and expire on June 26, 2007 or (b) become exercisable at the rate of 20% per year commencing December 31, 2001 and expire on April 25, 2011.

(c) Special Options, which become exercisable only if certain financial targets are attained by Great-West and by London Life. Subject to the attainment of those financial targets, 40% of the Special Options became exercisable on February 28, 2000 and 20% of the Special Options became exercisable on February 28, 2001 and 20% of the Special Options become exercisable on April 22 in each of the years 2002 and 2003. All of the Special Options expire on April 21, 2008.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	12,303,154	$16.99	13,597,821	$16.99
Granted	174,500	34.84	1,354,750	34.58
Exercised	(1,637,704)	11.23	(1,893,483)	8.99
Forfeited	(809,213)	18.31	(755,934)	20.24
Outstanding, end of year	10,030,737	$21.77	12,303,154	$16.99
Options exercisable at year-end	6,303,818	$18.05	5,232,735	$14.15

The weighted average fair value of options granted during 2002 was $11.38 per option. The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2002: dividend yield 2.453%, expected volatility 31.67%, risk-free interest rate 5.125%, and expected life of 7 years.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2002:

	Outstanding			Exercisable		
Exercise Price Ranges	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Expiry
$ 8.48 – $ 9.84	1,506,386	3.56	$ 8.48	1,506,386	$ 8.48	2006
$11.26 – $16.76	1,825,182	4.61	16.34	1,825,182	16.34	2007
$20.24 – $22.28	1,342,950	5.25	21.80	1,094,950	21.78	2008
$22.13 – $27.25	620,900	6.38	23.68	389,700	23.37	2009
$20.22 – $32.95	3,312,569	7.47	24.94	1,235,150	23.90	2010
$34.28 – $35.40	1,248,250	8.75	34.54	252,450	34.55	2011
$34.40 – $37.39	174,500	9.54	34.84	—	—	2012

In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the

options granted under the Company's plan during 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $0.001.

10. Pension Plans and Other Post Retirement Benefits

(a) *Defined Benefit Pension Plans*

(i) The status of the Company's defined benefit pension plans is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Assets at fair value	$1,044	$258	$1,302	$1,176	$299	$1,475
Accrued benefit obligation	1,015	294	1,309	1,039	240	1,279
Excess (deficit) of assets over obligations	29	(36)	(7)	137	59	196
Unamortized net experience losses (gains) and assumption changes	71	69	140	(58)	(16)	(74)
Unamortized net asset at transition	—	—	—	(4)	—	(4)
Excess funding contribution balance (reflected in Other Assets)	$ 100	$ 33	$ 133	$ 75	$ 43	$ 118
Significant Weighted-Average Actuarial Assumptions:						
Discount rate	6.75%	6.75%		6.75%	7.25%	
Expected return on assets	7.75%	8.00%		7.75%	8.00%	
Assumed compensation increase	5.25%	3.92%		5.25%	4.00%	

(ii) The change in the fair value of plan assets is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Fair value of assets, beginning of year	$1,176	$299	$1,475	$1,245	$290	$1,535
Employee contributions	5	—	5	5	—	5
Employer contributions	15	—	15	2	—	2
Return on plan assets	(34)	(28)	(62)	13	(1)	12
Benefits paid	(118)	(10)	(128)	(89)	(8)	(97)
Foreign exchange rate changes	—	(3)	(3)	—	18	18
Fair value of assets, end of year	$1,044	$258	$1,302	$1,176	$299	$1,475

(iii) The change in the accrued benefit obligation is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued benefit obligation, beginning of year	$1,039	$240	$1,279	$1,026	$211	$1,237
Current service cost	25	14	39	25	13	38
Interest on accrued pension obligation	67	18	85	69	15	84
Actuarial (gains) losses	2	33	35	8	(4)	4
Benefits paid	(118)	(10)	(128)	(89)	(8)	(97)
Foreign exchange rate changes	—	(1)	(1)	—	13	13
Accrued benefit obligation, end of year	$1,015	$294	$1,309	$1,039	$240	$1,279

(iv) Pension expense is determined as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 25	$ 14	$ 39	$ 25	$ 13	$ 38
Employee contributions	(5)	—	(5)	(5)	—	(5)
Employer current service cost	20	14	34	20	13	33
Interest on accrued pension obligation	67	18	85	69	15	84
Amortization of net experience gains and assumption changes	(8)	1	(7)	(15)	(2)	(17)
Amortization of net asset at transition	(4)	—	(4)	(4)	—	(4)
Expected return on plan assets	(87)	(23)	(110)	(96)	(24)	(120)
	$ (12)	$ 10	$ (2)	$ (26)	$ 2	$ (24)

(b) ***Other Pension Plans***

(i) The Company also maintains defined contribution pension plans for certain employees and agents the costs of which are as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Contributions expensed	$ 2	$ 11	$ 13	$ 2	$ 12	$ 14

(ii) In addition, the Company maintains supplemental executive retirement plans for certain key executives which provide certain benefits upon retirement, disability or death based on total compensation.

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
In year expense	$ 3	$ 4	$ 7	$ 1	$ 4	$ 5
End of year total liability	$ 28	$ 33	$ 61	$ 18	$ 33	$ 51

(c) ***Other Post Retirement Benefits***

(i) The status of the Company's other post retirement benefits plans is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation	$ 221	$ 49	$ 270	$ 191	$ 92	$ 283
Unamortized experience gain (loss)	(23)	33	10	(5)	(18)	(23)
Accrued benefit obligation (reflected in Other Liabilities)	$ 198	$ 82	$ 280	$ 186	$ 74	$ 260

Significant Weighted-Average Actuarial Assumptions:

The discount rate used to determine the accrued benefit obligation was 6.75% for both the Canadian and United States plans. In determining the expected cost of Canadian health care benefit plans, health care costs were assumed to increase by 8.4% in 2002 and gradually decrease to a level of 4.8% by 2008. For the United States health care benefit plans,health care costs were assumed to increase by 9.5% in 2002 and gradually decrease to a level of 5.25% by 2011 subject to conditions of the plans.

(ii) The change in the other post retirement benefits obligation is as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation, beginning of year	$191	$92	$283	$167	$50	$217
Current service cost	7	6	13	5	5	10
Interest on accrued other post retirement benefit obligation	13	5	18	12	5	17
Amendments	—	(35)	(35)	—	—	—
Actuarial (gains) losses	17	(16)	1	14	31	45
Benefits paid	(7)	(2)	(9)	(7)	(2)	(9)
Foreign exchange rate changes	—	(1)	(1)	—	3	3
Accrued other post retirement benefits obligation, end of year	$221	$49	$270	$191	$92	$283

(iii) Other post retirement benefits expense is determined as follows:

	2002			2001		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 7	$ 6	$ 13	$ 5	$ 5	$ 10
Interest on accrued other post retirement benefits obligation	13	5	18	12	5	17
	$ 20	$ 11	$ 31	$ 17	$10	$ 27

The effect of a 1% increase in assumed healthcare cost trend rates would be an increase in the accrued post retirement benefit obligation of $35 in Canada and $4 in the United States as at December 31, 2002 and an increase in the 2002 post retirement benefit expense of $5 in Canada and $2 in the United States. A decrease of 1% in assumed healthcare cost trend rates would result in respective decreases of approximately the same amount.

11. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2002	2001
(a) Earnings		
Net income — common shareholders	$ 931	$ 515
(b) Number of Common Shares		
Average number of common shares outstanding	367,987,648	371,244,073
Add: Potential exercise of outstanding stock options	4,619,909	6,119,984
Average number of common shares outstanding — diluted basis	372,607,557	377,364,057
Earnings per Common Share ((a) divided by (b))		
Basic	$ 2.530	$ 1.387
Diluted	$ 2.499	$ 1.365

12. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from Investors Group, a member of the Power Financial Group of companies, certain administrative services. Great-West also provided life insurance and disability insurance products under a distribution agreement with Investors Group. London Life provided distribution services to Mackenzie Financial Corporation, a company within the Power Financial Corporation group of companies. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2002, Great-West and London Life purchased residential mortgages of $200 from Investors Group ($278 in 2001). Great-West and London Life sold residential mortgages of $42 ($26 in 2001) to segregated funds maintained by Great-West and $143 ($98 in 2001) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

On April 19, 2001, Great-West completed its previously announced investment of $230 to acquire 9,200,000 Investors Group treasury common shares.

13. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2002	2001
Policy liabilities	$ 31	$102
Portfolio investments	189	206
Other	(82)	9
	$138	$317

(b) The Company's effective income tax rate is derived as follows:

	2002	2001
Combined basic Canadian federal and provincial tax rate	39.0%	42.3%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(5.6)	(5.4)
Lower effective tax rates on income not subject to tax in Canada	(2.3)	(1.6)
Investment income tax	1.8	2.8
Large corporations tax	0.1	0.1
Impact of rate changes on future income taxes	0.3	(1.0)
Miscellaneous	1.1	2.0
Effective income tax rate applicable to current year	34.4	39.2
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	(4.2)	1.0
Effective income tax rate	30.2%	40.2%

2002 results include a $50 net reduction in the Canadian provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $41 in the shareholder account and $9 in the participating policyholder account.

14. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

	2002				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Swaps	$ 792	$ 37	$ 4	$ 41	$ 8
Options written	302	—	—	—	—
Options purchased	1,797	—	5	5	1
	2,891	37	9	46	9
Foreign Exchange Contracts					
Forward contracts	2,150	5	66	71	14
Cross-currency swaps	863	6	49	55	8
	3,013	11	115	126	22
Other Derivative Contracts					
Equity contracts	266	61	18	30	11
Credit default swaps	32	—	3	3	1
	298	61	21	33	12
	$6,202	$109	$145	$205	$43
Geographic					
Canada	$3,396	$ 78	$132	$161	$34
United States	2,806	31	13	44	9
	$6,202	$109	$145	$205	$43

* Credit risk equivalent for equity contracts includes a reduction for collateral of $49.

	2001				
	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Swaps	$ 816	$ 41	$ 4	$ 45	$ 9
Options written	305	—	—	—	—
Options purchased	2,442	3	—	3	1
	3,563	44	4	48	10
Foreign Exchange Contracts					
Forward contracts	1,700	1	47	48	9
Cross-currency swaps	791	14	49	63	13
	2,491	15	96	111	22
Other Derivative Contracts					
Equity contracts	286	67	19	36	12
	$6,340	$126	$119	$195	$44
Geographic					
Canada	$2,990	$ 89	$116	$155	$36
United States	3,350	37	3	40	8
	$6,340	$126	$119	$195	$44

* Credit risk equivalent for equity contracts includes a reduction for collateral of $50.

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

	2002							
	Contracts Held for Asset/ Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total Estimated Fair Value	Notional Amount			Total Estimated Fair Value
	1 Year or Less	1-5 Years	Over 5 Years		1 Year or Less	1-5 Years	Over 5 Years	
Interest Rate Contracts								
Swaps	$ 121	$ 590	$ 81	$ 32	$ —	$ —	$ —	$ —
Options written	—	302	—	(6)	—	—	—	—
Options purchased	798	999	—	—	—	—	—	—
	919	1,891	81	26	—	—	—	—
Foreign Exchange Contracts								
Forward contracts	—	—	—	—	1,052	1,098	—	(25)
Cross-currency swaps	62	456	345	(123)	—	—	—	—
	62	456	345	(123)	1,052	1,098	—	(25)
Other Derivative Contracts								
Equity contracts	47	93	—	55	126	—	—	1
Credit default swaps	—	32	—	—	—	—	—	—
	47	125	—	55	126	—	—	1
	$1,028	$2,472	$426	$ (42)	$1,178	$1,098	$ —	$(24)
Geographic								
Canada	$ 116	$ 627	$377	$ (61)	$1,178	$1,098	$ —	$(24)
United States	912	1,845	49	19	—	—	—	—
	$1,028	$2,472	$426	$ (42)	$1,178	$1,098	$ —	$(24)

	2001							
	Contracts Held for Asset/ Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Swaps	$ 198	$ 535	$ 83	$ 38	$ —	$ —	$ —	$ —
Options written	118	187	—	(4)	—	—	—	—
Options purchased	655	1,787	—	3	—	—	—	—
	971	2,509	83	37	—	—	—	—
Foreign Exchange Contracts								
Forward contracts	—	—	—	—	951	749	—	(41)
Cross-currency swaps	42	314	435	(77)	—	—	—	—
	42	314	435	(77)	951	749	—	(41)
Other Derivative Contracts								
Equity contracts	49	93	—	62	144	—	—	3
	$1,062	$2,916	$518	$ 22	$1,095	$ 749	$ —	$(38)
Geographic								
Canada	$ 114	$ 514	$518	$ (11)	$1,095	$ 749	$ —	$(38)
United States	948	2,402	—	33	—	—	—	—
	$1,062	$2,916	$518	$ 22	$1,095	$ 749	$ —	$(38)

(c) ***Interest Rate Contracts***

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge the translation of its United States operations into Canadian dollars. The realized gains and losses on these contracts are recognized in net investment income as the contracts are settled. In 2002, realized losses net of tax were $13 ($18 in 2001).

Other Derivative Contracts

Equity index swaps are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

15. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

At December 31, 2002 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from

London Life. The agreement received final court approval in 2002. As at the date of the settlement, estimated future settlement benefits of $180 and expenses related to the administration of the settlement in the amount of $20 were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against the Company, Great-West, LIG and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Company.

16. The Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

17. Commitments

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S.$1,425 in letters of credit capacity. The facility has three tranches. One tranche, arranged in 2002 in the amount of U.S. $655, is for a one year term to November 20, 2003. The second tranche, also arranged in 2002 in the amount of U.S. $370, has a three year term expiring November 15, 2005. The third tranche of U.S. $400 expires on October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $1,079 in letters of credit under the facility as at December 31, 2002. LRG had issued U.S. $1,105 under a previous letter of credit facility at December 31, 2001. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 (2001 — U.S. $40). Bonds and debentures in the amount of Cdn $11 (2001 — Cdn $15) have been pledged to support these letters of credit.

18. Segmented Information

The major reportable segments are the Canadian and United States operations of the Company. In Canada, the Company operates through Great-West and its wholly owned subsidiary LIG. In the United States, the Company operates primarily through GWL&A. The Canadian and United States segments are also presented by participating and non-participating products.

The major business units within the Canadian operating segment are:

Group Insurance	—	life, health and disability insurance products for group clients.
Individual Insurance & Investment Products	—	life insurance and disability insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.
Reinsurance & Specialty General Insurance	—	life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.
Corporate	—	business activities and operations that are not associated with the major business units of Canadian operations.

The major business units within the United States operating segment are:

Employee Benefits	—	life, health and disability insurance products for group clients.
Financial Services	—	accumulation and payout annuity products for both group and individual clients, 401(k) products for group clients and life insurance products for individual clients.
Corporate	—	business activities and operations that are not associated with the major business units of United States operations.

(a) **Consolidated Operations**

For the Year Ended December 31, 2002	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$2,220	$ 662	$3,922	$ 17	$6,821	$1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	—	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Net operating income before income taxes	199	351	32	74	656	36	692
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	129	496	—	496
Non-controlling interests	—	—	1	23	24	—	24
Net income before goodwill amortization	125	212	29	106	472	—	472
Amortization of goodwill	—	—	—	—	—	—	—
Net income	$ 125	$ 212	$ 29	$106	$ 472	$ —	$ 472
Summary of Net Income							
Preferred shareholder dividends	$ —	$ —	$ —	$ 31	$ 31	$ —	$ 31
Net income — common shareholders	125	212	29	75	441	—	441
Net income	$ 125	$ 212	$ 29	$106	$ 472	$ —	$ 472

For the Year Ended December 31, 2002	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$1,577	$1,016	$ —	$2,593	$396	$2,989	$11,187
Net investment income	109	824	(5)	928	561	1,489	3,638
Fee and other income	1,036	350	1	1,387	—	1,387	1,807
Total income	2,722	2,190	(4)	4,908	957	5,865	16,632
Benefits and Expenses:							
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	12,593
Other	1,139	347	9	1,495	21	1,516	2,613
Net operating income before income taxes	375	359	(11)	723	11	734	1,426
Income taxes	125	112	(4)	233	1	234	430
Net income before non-controlling interests	250	247	(7)	490	10	500	996
Non-controlling interests	—	—	—	—	10	10	34
Net income before goodwill amortization	250	247	(7)	490	—	490	962
Amortization of goodwill	—	—	—	—	—	—	—
Net income	$ 250	$ 247	$ (7)	$ 490	$ —	$ 490	$ 962
Summary of Net Income							
Preferred shareholder dividends	$ —	$ —	$ —	$ —	$ —	$ —	$ 31
Net income — common shareholders	250	247	(7)	490	—	490	931
Net income	$ 250	$ 247	$ (7)	$ 490	$ —	$ 490	$ 962

For the Year Ended December 31, 2001	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$2,026	$ 628	$3,455	$ 16	$6,125	$1,326	$ 7,451
Net investment income	215	513	473	125	1,326	926	2,252
Fee and other income	61	311	2	17	391	—	391
Total income	2,302	1,452	3,930	158	7,842	2,252	10,094
Benefits and Expenses:							
Paid or credited to policyholders	1,739	799	3,894	33	6,465	1,843	8,308
Other	391	374	78	17	860	275	1,135
Net operating income before income taxes	172	279	(42)	108	517	134	651
Income taxes	67	104	(12)	(7)	152	116	268
Net income before non-controlling interests	105	175	(30)	115	365	18	383
Non-controlling interests	—	—	2	22	24	18	42
Net income before goodwill amortization	105	175	(32)	93	341	—	341
Amortization of goodwill	23	28	8	3	62	—	62
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ —	$ 279
Summary of Net Income							
Preferred shareholder dividends	$ —	$ —	$ —	$ 30	$ 30	$ —	$ 30
Net income — common shareholders	82	147	(40)	60	249	—	249
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ —	$ 279

For the Year Ended December 31, 2001	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits*	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$1,708	$ 893	$ —	$2,601	$425	$3,026	$10,477
Net investment income	106	831	(10)	927	534	1,461	3,713
Fee and other income	1,105	362	—	1,467	—	1,467	1,858
Total income	2,919	2,086	(10)	4,995	959	5,954	16,048
Benefits and Expenses:							
Paid or credited to policyholders	1,439	1,359	(2)	2,796	926	3,722	12,030
Other	1,208	382	14	1,604	22	1,626	2,761
Special Charges	204	—	—	204	—	204	204
Net operating income before income taxes	68	345	(22)	391	11	402	1,053
Income taxes	18	101	1	120	9	129	397
Net income before non-controlling interests	50	244	(23)	271	2	273	656
Non-controlling interests	—	—	—	—	2	2	44
Net income before goodwill amortization	50	244	(23)	271	—	271	612
Amortization of goodwill	2	1	1	4	—	4	66
Net income	$ 48	$ 243	$(24)	$ 267	$ —	$ 267	$ 546
Summary of Net Income							
Preferred shareholder dividends	$ —	$ —	$ 1	$ 1	$ —	$ 1	$ 31
Net income — common shareholders	48	243	(25)	266	—	266	515
Net income	$ 48	$ 243	$(24)	$ 267	$ —	$ 267	$ 546

* see Note 19

(b) **Consolidated Balance Sheet**

	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
	($ amounts in millions except per share amounts)						
As at December 31, 2002							
Assets							
Invested assets	$14,897	$13,974	$28,871	$14,550	$8,130	$22,680	$51,551
Goodwill and intangible assets	1,621	—	1,621	66	—	66	1,687
Other assets	5,103	415	5,518	987	328	1,315	6,833
Total assets	$21,621	$14,389	$36,010	$15,603	$8,458	$24,061	$60,071
Liabilities, Capital Stock and Surplus							
Policy liabilities	$16,283	$12,606	$28,889	$11,450	$7,957	$19,407	$48,296
Net deferred gains on portfolio investments sold	427	387	814	136	8	144	958
Other liabilities	1,992	150	2,142	1,667	249	1,916	4,058
Non-controlling interests	561	1,246	1,807	—	244	244	2,051
Capital stock and surplus	2,358	—	2,358	2,350	—	2,350	4,708
Total liabilities, capital stock and surplus	$21,621	$14,389	$36,010	$15,603	$8,458	$24,061	$60,071

	Canada			United States			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	Total Company
	($ amounts in millions except per share amounts)						
As at December 31, 2001							
Assets							
Invested assets	$14,549	$13,257	$27,806	$14,836	$8,009	$22,845	$50,651
Goodwill and intangible assets	1,538	—	1,538	66	—	66	1,604
Other assets	4,829	517	5,346	1,249	309	1,558	6,904
Total assets	$20,916	$13,774	$34,690	$16,151	$8,318	$24,469	$59,159
Liabilities, Capital Stock and Surplus							
Policy liabilities	$16,085	$11,835	$27,920	$11,847	$7,832	$19,679	$47,599
Net deferred gains on portfolio investments sold	473	445	918	123	8	131	1,049
Other liabilities	1,635	248	1,883	2,038	243	2,281	4,164
Non-controlling interests	469	1,246	1,715	—	235	235	1,950
Capital stock and surplus	2,254	—	2,254	2,143	—	2,143	4,397
Total liabilities, capital stock and surplus	$20,916	$13,774	$34,690	$16,151	$8,318	$24,469	$59,159

19. Special Charges

2001 results include a non-recurring charge of $204 pre-tax ($133 after-tax) in addition to related operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta) an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

20. Dispositions

London Guarantee Insurance Company

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST LIFECO INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2002

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco or the Company) in 2002 compared with 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

Forward-looking Statements

This report may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Businesses

In Canada, through Great-West and its major subsidiary London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc. (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Translation of United States Dollars

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31 for the respective years. All income and expense items are translated at an average rate for the year. The rates employed are:

Years ended December 31	Balance Sheet	Operations
2002	$1.5800	$1.5700
2001	1.5930	1.5490
2000	1.5000	1.4853

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the year ended December 31, 2002,the effective rate was $1.5295 ($1.4862 for the year ended December 31, 2001).

2002 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
	(in $ millions, except per common share amounts)						
For the Years ended December 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 4,276	$ 2,989	$ 7,265	$ 3,996	$ 3,026	$ 7,022	3%
Reinsurance & specialty general insurance	3,922	—	3,922	3,455	—	3,455	14%
Self-funded premium equivalents (ASO contracts) (1)	1,355	8,209	9,564	1,238	8,861	10,099	-5%
Segregated funds deposits: (1)							
Individual products	1,649	644	2,293	1,586	1,369	2,955	-22%
Group products	1,163	3,219	4,382	1,045	3,650	4,695	-7%
Total premiums and deposits	$12,365	$15,061	$27,426	$11,320	$16,906	$28,226	-3%
Fee and other income	420	1,387	1,807	391	1,467	1,858	-3%
Paid or credited to policyholders	8,978	3,615	12,593	8,308	3,722	12,030	5%
Net income attributable to:							
Preferred shareholders	31	—	31	30	1	31	—
Common shareholders	441	490	931	249	266	515	81%
2001 adjustments (2)							
Goodwill amortization	—	—	—	62	4	66	
Alta	—	—	—	—	165	165	
September 11,2001	—	—	—	73	—	73	
Adjusted net income common shareholders (2)	441	490	931	384	435	819	14%
Per Common Share							
Basic earnings			$ 2.530			$ 1.387	82%
2001 adjustments (2)							
Goodwill amortization			—			0.177	
Alta			—			0.444	
September 11, 2001			—			0.199	
Adjusted basic earnings (2)			2.530			2.207	15%
Dividends paid			0.945			0.780	21%
Book value per common share			$ 11.68			$ 10.47	12%
Return on Common Shareholders' Equity							
Net income			22.9%			13.7%	
Adjusted net income (2)			—			20.8%	
At December 31							
Total assets	$36,010	$24,061	$60,071	$34,690	$24,469	$59,159	2%
Segregated funds assets (1)	18,504	17,544	36,048	19,093	19,774	38,867	-7%
Total assets under administration	$54,514	$41,605	$96,119	$53,783	$44,243	$98,026	-2%
Capital stock and surplus			$ 4,708			$ 4,397	7%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:

(i) A charge of $66 after-tax or $0.177 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 1 of the Company's 2002 financial statements).

(ii) A charge of $165 after-tax or $0.444 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

(iii) A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.

Return on common shareholders' equity is also presented excluding 2001 adjustments.

Quarterly Financial Information

		Total Revenue	Net Income — Common Shareholders		Adjusted Net Income — Common Shareholders (1)	
			Total	Basic Per Share	Total	Basic Per Share
			(in $ millions, except per common share amounts)			
2002	Fourth quarter	$4,242	$235	$0.641	N/A	N/A
	Third quarter	4,429	240	0.653	N/A	N/A
	Second quarter	3,648	234	0.634	N/A	N/A
	First quarter	4,313	222	0.602	N/A	N/A
2001	Fourth quarter	$4,286	$189	$0.510	$208	$0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489

(1) Adjusted Net Income for 2001 is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

— Amortization of Goodwill — Effective January 1, 2002, goodwill is no longer amortized.

— Alta Health & Life Insurance Company — Special charges of $133 plus related operating losses of $32 for a total of $165 or $0.444 per common share.

— Events of September 11, 2001 — A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2001	Fourth quarter	$18	$0.048	$ 1	$0.004	$ —	$ —	$ 19	$0.052
	Third quarter	16	0.043	—	—	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	—	—	180	0.483
	First quarter	16	0.043	—	—	—	—	16	0.043

Overview — 12 Months Ended December 31, 2002

In 2002, Lifeco continued to record solid growth in earnings from both its Canadian and United States operations, despite weak investment markets and declining consumer confidence. Earnings, return on common shareholders' equity, and shareholder dividends all increased, while the quality of the Company's invested assets remained high. Lifeco and its subsidiaries continue to receive superior ratings on claims paying ability and financial strength from the major rating agencies.

Management continues to believe the Company is well positioned for long term earnings growth.

Net Income

Lifeco's net income attributable to common shareholders was $931 million or $2.530 per common share for the twelve months ended December 31, 2002, compared to $1.387 per common share for 2001.

This result represents an increase of 15% in earnings per common share over 2001,after adjusting for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11,2001 to facilitate comparison between years.

For the fourth quarter, net income attributable to common shareholders was $235 million or $0.641 per common share, compared to adjusted 2001 results of $208 million or $0.562 per common share.

Source of Net Income — Consolidated net earnings for Lifeco are the net operating earnings of Great-West in Canada and GWL&A in the United States, together with Lifeco's corporate results.

The following comparative figures for 2001 have been adjusted to exclude non-recurring charges related to goodwill, Alta, and the events of September 11, 2001.

Net Income Common Shareholders

	2002	2001	% Change
	(in $ millions)		
Canadian Segment			
Great-West			
Total common shareholder earnings	$461	$258	
Portion of Lifeco Corporate earnings	(20)	(9)	—
Total Canadian segment	441	249	77%
Goodwill amortization adjustment	—	62	
September 11, 2001 adjustment	—	73	—
Total adjusted Canadian segment	441	384	15%
United States Segment			
GWL&A			
Total common shareholder earnings (US$)	$321	$186	
Foreign exchange translation	169	83	
Portion of Lifeco Corporate earnings	—	(3)	—
Total U.S. segment	490	266	84%
Goodwill amortization adjustment	—	4	
Alta adjustment	—	165	—
Total adjusted U.S. segment	490	435	13%
Total Lifeco (2001 adjusted basis)	$931	$819	14%

Canadian Segment — Canadian consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2002 increased 15% to $441 million from $384 million at December 31, 2001. For the fourth quarter, Canadian net income attributable to common shareholders increased to $116 million compared to $102 million at December 31, 2001.

For Canadian operations, the increase in net income in 2002 reflected growth in fee income, strong interest gains and favourable morbidity experience. The gain on sale of a subsidiary, a reduction in provisions for income taxes, and an increase in reinsurance actuarial reserves related to potential exposures were all recognized in 2002, however the net impact of these events was not material.

United States Segment — Lifeco's United States consolidated net earnings for twelve months of 2002 increased 13% to $490 million from $435 million a year ago. For the fourth quarter, United States net income increased to $119 million compared to $106 million at December 31, 2001.

GWL&A's twelve months net income attributable to common shareholders increased to US $321 million from US $294 million at December 31, 2001. For the fourth quarter, GWL&A's earnings were US $79 million compared to US $72 million a year ago.

The earnings result from United States operations was due to favourable morbidity, increased interest margins and expense management, partially offset by a decrease in fee income.

Premiums and Deposits

Overall, premiums and deposits decreased 3% from 2001. Within this result, traditional life and annuity premiums were up 3%, reinsurance up 14%,and fee-based products down 9%. The decrease in fee-based product revenue, associated with the United States segment, reflects lower interest-sensitive product sales, as well as lower membership levels for Group administrative services only (ASO) products.



Premiums – insurance, annuities, insured health products and reinsurance **41%** (37%)

Self-funded premium equivalents (ASO contracts) **35%** (36%)

Segregated funds deposits **24%** (27%)

2001 figures are shown in brackets

At December 31, 2002, 59% of premium revenue is from fee-based products (63% in 2001), rather than the traditional risk-based contracts.

In Canada, fee-based products account for 34% of premium revenue: 23% segregated funds and 11% ASO business.

In the United States, fee-based products account for 80% of premium revenue: 25% segregated funds and 55% ASO business.

Fee and Other Income

Fee income was down overall 3% from 2001 (up 7% in Canada and down 5% in the United States), due mainly to the increase in segregated funds fees in Canada and the decrease in ASO membership levels in the United States.



Group health ASO contracts **61%** (63%)

Segregated funds **31%** (30%)

Other fee income **8%** (7%)

2001 figures are shown in brackets

Paid or Credited to Policyholders — Total

The amount paid or credited to policyholders increased 5% from 2001 levels, however that amount only includes guaranteed contracts and does not include benefit payments related to ASO or segregated funds products.



Policyholder benefits **86%** (82%)

Policyholder dividends and experience refunds **8%** (9%)

Increase in actuarial liabilities **6%** (9%)

2001 figures are shown in brackets

Financial Position

Total Assets Under Administration

Total assets under administration decreased 2% or $1.9 billion in 2002, to $96.1 billion.

General fund assets increased 2% overall, while segregated funds assets decreased 7%. In Canada, general fund assets increased 4%, while segregated funds assets decreased 3%, reflecting the market conditions during the period.

In the United States, general fund assets were essentially unchanged from 2001 levels in U.S. currency, and on a translated Canadian dollar basis, decreased 2%. Segregated funds were down 11% in U.S. currency, and also down 11% after translation to Canadian dollars, compared to the previous year.

Asset Quality — General Fund Assets

At December 31, 2002, exposure to mortgage loans and real estate was 17% of invested assets, a decrease of 2% from the end of 2001.

The Company's exposure to non-investment grade bonds was 2.6% of the portfolio at the end of 2002, up slightly from 2.0% at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $139 million or 0.3% of portfolio investments at December 31, 2002, compared with $187 million or 0.4% a year earlier. The Company's allowance for credit losses at December 31, 2002 was $166 million, compared with $146 million at year-end 2001.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $440 million at December 31, 2002 ($423 million at December 31, 2001).

The combination of the allowance for credit losses of $166 million, together with the $440 million provision for future credit losses in actuarial liabilities represents 1.4% of bond, mortgage and real estate assets at December 31, 2002 (1.3% at December 31, 2001).

Asset Distribution

	December 31			
	2002		2001	
	(in $ millions)			
Government bonds	$12,999	25%	$11,136	22%
Corporate bonds	20,765	41	21,445	42
Mortgages	7,850	15	8,369	17
Stocks	1,581	3	1,379	3
Real estate	1,267	2	1,272	2
Sub-total portfolio investments	44,462		43,601	
Cash & certificates of deposit	912	2	837	2
Policy loans	6,177	12	6,213	12
Total invested assets	$51,551	100%	$50,651	100%

Policy Liabilities

Reference is made to note 5 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Commercial Paper and Other Loans

As described in note 6 to the financial statements, the Company now has $400 million of debentures issued in Canada, and $276 million of capital securities issued in the United States through its subsidiary, GWL&A.

Capital Stock and Surplus

During 2002, the Company paid dividends of $0.945 per common share for a total of $348 million and preferred share dividends of $31 million. This represents an increase in common share dividends paid of 21%, compared to 2001.

On December 20, 2002, through Great-West Life Capital Trust, a trust controlled by Great-West, the Trust issued $350 million of non-voting Great-West Life Trust Securities (GREATs), which are described more fully in note 7 of the Company's financial statements.

On December 31, 2002, the Company redeemed all 4,000,000 of its outstanding Non-Cumulative First Preferred Shares, Series B, for the cash redemption price of $25.00 per share. As well, on December 31, 2002, one of its subsidiary companies, London Insurance Group Inc. (LIG) redeemed all 5,000,000 of its Class 1 Preferred Shares, Series D, for the cash redemption price of $25.00 per share. LIG also redeemed all 5,000,000 of its Class 1 Preferred Shares, Series E on December 31, 2002, for the cash redemption price of $25.00 per share.

In November 2002, the Company announced a further normal course issuer bid commencing December 1,2002 and terminating November 30, 2003. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

In 2002, through the normal course issuer bid process, 4,720,800 common shares were purchased for cancellation at a cost of $169 million or $35.76 per share.

These activities, coupled with the strong earnings from Canadian and U.S. operations, resulted in capital and surplus increasing 7% to $4.7 billion.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio of available capital to MCCSR at the end of 2002 was 223% (199% at the end of 2001). London Life's MCCSR ratio at the end of 2002 was 228% (208% at the end of 2001).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has regulatory capital and GWL&A has risk-based capital well in excess of that required by regulation.

Changes to the credit ratings of the Company and its principal subsidiaries during the year were as follows:

On August 28, 2002, Moody's Investors Service changed the outlook to stable from negative for its Aa2 insurance financial strength rating for Lifeco, Great-West, London Life and GWL&A. The outlook change was the result of Moody's review of the Company's September 11th-related emerging reinsurance claims experience and expected future claims relative to original estimates made by the Company.

On September 19, 2002, Fitch Ratings Inc. lowered its ratings for Lifeco, Great-West, London Life and GWL&A. Insurer financial strength ratings were lowered to AA+ (stable) from AAA (stable),and long-term issuer ratings were lowered to AA– (stable) from AA (stable). The ratings adjustment was part of a comprehensive industry review of all North American life insurance company ratings. The particular adjustment for Lifeco, Great-West, London Life and GWL&A was driven by Fitch's newly enhanced criteria for AAA insurer financial strength ratings. The AA+ financial strength rating assigned by Fitch represents the second highest rating available.

On October 4, 2002, Standard & Poor's (S&P) changed the outlook to negative from stable for its counterparty credit ratings for Lifeco, Great-West, London Life and GWL&A. The outlook change reflected concern over the potential for adverse change to revenue and earnings growth in the Company's U.S. employee benefits and retirement services segments due to intense competition, soft global equity markets and continuing weakness in the U.S. economy.

Ratings of Major Subsidiaries

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings Inc.	Insurer Financial Strength		AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA–			

* *Highest rating available*

Cash Flows

	December 31	
	2002	2001
	(in $ millions)	
Cash flows relating to the following activities:		
Operations	$1,394	$1,700
Financing	(595)	(521)
Investment	(724)	(1,082)
Increase in cash & certificates of deposit	75	97
Cash & certificates of deposit, beginning of year	837	740
Cash & certificates of deposit, end of year	$ 912	$ 837

The cash flows from operations of $1.4 billion for the twelve month period, less cash flows used for financing activities including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investments.

The decrease in cash flows from operations of $306 million in 2002 compared to 2001, stems from a combination of higher cash flows in Canada on lower income tax installment payments, and higher premium income. Offsetting this increase were lower premiums and higher withdrawal payments in the 401(k) operations in the United States. In comparison, 2001 had significant increases in cash flow from the 401(k) segment. Financing activities consumed an additional $74 million in 2002 primarily due to increased common dividends and repayment of commercial paper. Investment activities provided an additional $358 million of cash flows in 2002 primarily from bond sales.

Cash flows from investment activities in 2002 includes $72 million gross proceeds from the sale of London Guarantee Insurance Company (London Guarantee) in the first quarter.

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Mortality and Morbidity Risk — Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously

ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

Persistency (Policy Termination) Risk — Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Yield Risk — Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty.

Reinsurance Risk — Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance earnings. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

For additional information on these risks, refer to note 5(d), 5(e), and 5(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

Interest Rate Risk — Great-West — Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counter-parties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk — GWL&A — Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables the Company to react to changing interest rates as these assets mature for reinvestment.

Credit Risk — It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk — The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $30 billion in highly marketable securities.

Foreign Exchange Risk — Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks — The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments — The Company's risk management process governing the use of derivative instruments, includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which
  - — prohibit the use of derivative products for speculative purposes,
  - — permit transactions only with approved counterparties,
  - — specify limits on concentration of risk,
  - — document approval and issuer limits, and
  - — document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 14 of the Lifeco financial statements.

Holding Company Structure

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life and GWL&A.

Changes in Accounting Policies

As disclosed in note 1 to the Lifeco financial statements, three new standards were adopted as at January 1, 2002:

- Foreign Currency Translation
- Business Combinations, Goodwill and Other Intangible Assets
- Stock-Based Compensation and Other Stock-Based Payments.

Other than the elimination of goodwill charges from the Summary of Consolidated Operations and reclassifications on the Consolidated Balance Sheet, associated with the new Business Combinations, Goodwill and Other Intangible Assets standard, there is no material effect of these new policies on the financial statements for the year ended December 31, 2002.

Also disclosed in note 1 to the Lifeco financial statements is the adoption as at July 1, 2002 of the OSFI revised rates used to calculate the moving average market value adjustment for stocks and real estate. The change in accounting estimate does not have a material effect on the financial statements of the Company.

Recent Accounting Pronouncements

In 2002, the Canadian Institute of Chartered Accountants indicated that several changes to Canadian GAAP were in process, including:

- Disclosure of Guarantees

- Hedging Relationships
- Stock-Based Compensation and Other Stock-Based Payments.

It is not anticipated that any of these future changes will have a material impact on the financial statements of the Company. In particular, the impact of the proposed Stock-Based Compensation change, requiring expensing of stock options, is disclosed in note 9 of the Company's financial statements.

Outlook

In 2003, the Company expects the Canadian economy to grow at a slower pace than in 2002, and the U.S. economy to continue to be sluggish. The Company believes the diversification and high quality of the investment portfolios of its subsidiaries position them well in this investment environment.

The Company's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on emerging opportunities and to heighten competitiveness. The Company believes these plans will continue to position its subsidiaries for long term growth.

Canada — 2002 Operating Results

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

Financial Information — Canadian Operations

Consolidated Operations

	Years ended December 31						
	2002			2001			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
				(in $ millions)			
Income:							
Premium income (1)	$6,821	$1,377	$ 8,198	$6,125	$1,326	$ 7,451	10%
Net investment income	1,240	909	2,149	1,326	926	2,252	-5%
Fee and other income	420	—	420	391	—	391	7%
Total income	8,481	2,286	10,767	7,842	2,252	10,094	7%
Benefits and Expenses:							
Paid or credited to policyholders	6,984	1,994	8,978	6,465	1,843	8,308	8%
Other	841	256	1,097	860	275	1,135	-3%
Net operating income before income taxes	656	36	692	517	134	651	6%
Income taxes	160	36	196	152	116	268	-27%
Net income before non-controlling interests	496	—	496	365	18	383	30%
Non-controlling interests	24	—	24	24	18	42	-43%
Net income before goodwill amortization	472	—	472	341	—	341	38%
Amortization of goodwill	—	—	—	62	—	62	—
Net income	$ 472	$ —	$ 472	$ 279	$ —	$ 279	69%
Summary of Net Income							
Preferred shareholder dividends	$ 31	$ —	$ 31	$ 30	$ —	$ 30	3%
Net income — common shareholders	441	—	441	249	—	249	77%
Net income	$ 472	$ —	$ 472	$ 279	$ —	$ 279	69%
(1) excludes – segregated funds deposits	$2,812	$ —	$ 2,812	$2,631	$ —	$ 2,631	7%
– self-funded premium equivalents (ASO)	$1,355	$ —	$ 1,355	$1,238	$ —	$ 1,238	9%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit

guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of Great-West.

Net Income

Net income from Canadian operations for 2002 was $472 million, compared to $279 million for 2001. Net income attributable to common shareholders was $441 million, up from $249 million for 2001. After adjusting 2001 for goodwill amortization charges of $62 million and charges related to the events of September 11, 2001, net income in 2002 increased 15%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and charges relating to the events of September 11, 2001.

Net Income Attributable to Common Shareholders

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Group Insurance	$125	$105	19%
Individual Insurance & Investment Products	212	175	21%
Reinsurance & Specialty General Insurance	29	41	–29%
Corporate	75	63	19%
	$441	$384	15%

The positive earnings results for the twelve months ended December 31, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare and long term disability results, increased fee income, decreased expense levels, and favourable mortality experience.

In terms of major business units:

Group Insurance — The increase in shareholder net income is attributable to favourable healthcare and dentalcare results in both small/mid-size and large case markets, and improved results from long-term disability experience due to better than expected incidence rates and pricing improvements.

Individual Insurance & Investment Products — The higher results stem from lower expenses, higher fee income, and favourable morbidity experience.

Reinsurance & Specialty General Insurance — Net income decreased from 2001,reflecting a third quarter addition to the Adverse Development Reserve of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) related to potential exposures to future reinsurance risks, the first quarter gain of $31 million on the sale of London Guarantee, and unfavourable fourth quarter reinsurance experience in the property and casualty and life markets.

Corporate — The increase in net income is attributable to a reduction in provisions for income taxes in the third quarter of $50 million ($41 million in the shareholder account and $9 million in the participating policyholder account) arising from the completion of tax audits. This increase in net income was partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income.

Premiums and Deposits

	Years ended December 31					
	Premiums and Deposits			Sales (1)		
	2002	2001	% Change	2002	2001	% Change
	(in $ millions)					
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,201	$ 1,078	11%	$ 185	$ 168	10%
Large case	2,374	2,186	9%	134	137	–2%
Individual Insurance						
Life Insurance — Participating	1,377	1,326	4%	67	53	26%
Non-participating	278	279	—	41	43	–5%
Living Benefits	127	118	8%	24	22	9%
Retirement & Investment Services						
Individual products	1,771	1,692	5%	2,382	2,366	1%
Group products	1,315	1,186	11%	610	529	15%
Reinsurance & Specialty						
General Insurance	3,922	3,455	14%	3,922	3,455	14%
	$12,365	$11,320	9%	$7,365	$6,773	9%
Summary by Type						
Risk-based products	$ 8,198	$ 7,451	10%			
ASO contracts	1,355	1,238	9%			
Segregated funds deposits:						
— Individual products	1,649	1,586	4%			
— Group products	1,163	1,045	11%			
Total premiums and deposits	$12,365	$11,320	9%			

(1) Excludes Quadrus distributed mutual funds.

Total premiums and deposits were up 9% overall from 2001 levels. Risk-based product premiums increased 10%,while self-funded premium equivalents (ASO contracts) were up 9%. Deposits to individual segregated funds increased 4% and deposits to group accounts were up 11% reflecting uneven incidence of large case sales by year.

Within guaranteed or traditional risk premium income, all lines of group insurance, individual insurance and living benefits reflect increases from 2001. Reinsurance and specialty general insurance premiums increased 14% related to life insurance lines. This segment of business can reflect significant revenue increases or decreases depending on the structure of the contract and often is not directly related to profitability.


Risk-based products 66% (66%)
ASO contracts 11% (11%)
Segregated funds deposits – Individual products 14% (14%)
Segregated funds deposits – Group products 9% (9%)

2001 figures are shown in brackets

Total sales increased 9% from 2001 levels. Reinsurance & Specialty General Insurance increased 14% as a result of large case sales. Group insurance sales were 5% ahead of 2001, reflecting strong sales growth in the insured markets offset by lower ASO sales. Individual insurance sales were ahead of 2001, primarily in participating whole life and wealth management products. Living Benefits results reflect increases in its illness products. Both individual and group retirement and investment services increased overall from 2001 levels with mixed results in sub-lines.

Net Investment Income

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Investment income earned	$2,027	$2,076	–2%
Amortization of gains and losses	179	194	–8%
Provision for credit losses	(42)	(4)	—
Gross investment income	2,164	2,266	–5%
Less: Investment expenses	15	14	7%
Net investment income	$2,149	$2,252	–5%

Net investment income for 2002, representing the investment revenues from general fund assets decreased $103 million or 5% from 2001. The decrease in investment income is primarily attributable to continued declines in interest rates affecting the Company's fixed-income portfolios, substantially offset by corresponding changes in the cost of liabilities. Other contributing factors were increases in loan loss provisions and the weak performance of equity markets. The decrease in investment income due to these factors was somewhat offset by a gain on the sale of one of the Company's subsidiaries, London Guarantee.

Fee Income

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Segregated funds	$318	$300	6%
ASO contracts	69	61	13%
Other	33	30	10%
	$420	$391	7%

Segregated funds **76%** (77%)

ASO contracts **16%** (15%)

Other **8%** (8%)



2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business, as well as third party asset management. The increase in fee income in 2002 of 7% compared to 2001, is mainly due to increases in individual segregated fund related fee revenue of $18 million and ASO contract fees of $8 million. Other fee income includes fees on increased Quadrus sales, as well as increased asset management fees.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate,$9.0 billion was paid or credited to policyholders in 2002, an increase of 8% compared to 2001. Policyholder dividends credited in 2002 were $608 million, compared to $584 million in 2001. Most of the components of paid or credited to policyholders, which include death benefits, medical, dentalcare, visioncare and healthcare costs, increased when compared to 2001, reflecting the growth in premiums associated with these products. A large increase in benefits was recorded in the reinsurance and specialty general insurance line of business, which is largely offset by the significant increase in premiums in this same line.

Other

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other

	Years ended December 31		
	2002	2001	% Change
	(in $ millions)		
Total expenses	$ 625	$ 683	–8%
Less: Investment expenses	15	14	7%
Operating expenses	610	669	–9%
Commissions	427	400	7%
Premium taxes	60	66	–9%
Total	$1,097	$1,135	–3%

Operating expenses for 2002 are lower than 2001 levels by 9% or $59 million. 2001 operating expenses include a onetime charge related to the Participating Policyholder settlement agreement of $20 million and approximately $28 million of operating expenses for London Guarantee (sold in early 2002).

Premium taxes for both 2002 and 2001 reflect favourable adjustments related to CompCorp. In 2001, a pre-tax refund of $7 million was distributed to the Company by CompCorp, and during 2002, provisions for future assessments were reduced $15 million.

Income Taxes

The Company's overall effective income tax rate decreased from the prior year from 40.2% to 30.2%.As reported in note 13 of the Company's financial statements, the reduction in rate includes the impact of a reduction of provisions in the Canadian segment for income taxes and an increase to net income attributable to common shareholders of $41 million due to favourable tax experience arising from the completion of tax audits, as well as reductions resulting from a comprehensive review of overall income tax provisions.

Consolidated Balance Sheet — Canadian Operations

	December 31					
	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
			(in $ millions)			
Assets						
Invested assets	$14,897	$13,974	$28,871	$14,549	$13,257	$27,806
Goodwill and intangible assets	1,621	—	1,621	1,538	—	1,538
Other general fund assets	5,103	415	5,518	4,829	517	5,346
Total assets	$21,621	$14,389	$36,010	$20,916	$13,774	$34,690
Segregated funds assets			18,504			19,093
Total assets under administration			$54,514			$53,783
Liabilities, Capital Stock and Surplus						
Policy liabilities	$16,283	$12,606	$28,889	$16,085	$11,835	$27,920
Net deferred gains on portfolio investments sold	427	387	814	473	445	918
Other general fund liabilities	1,992	150	2,142	1,635	248	1,883
Total liabilities	18,702	13,143	31,845	18,193	12,528	30,721
Non-controlling interests	561	1,246	1,807	469	1,246	1,715
Capital stock and surplus	2,358	—	2,358	2,254	—	2,254
Total liabilities, capital stock and surplus	$21,621	$14,389	$36,010	$20,916	$13,774	$34,690

Assets

Total assets under administration increased to $54.5 billion, up from $53.8 billion a year ago. Segregated funds assets decreased $589 million and general fund assets increased by $1.3 billion. Growth in general fund assets includes $615 million in the Participating Policyholder Account, and $705 million in the Shareholder Account. General fund assets include invested assets of $28.9 billion, up 4% from $27.8 billion at December 31, 2001. In aggregate, goodwill and intangible assets of $1.6 billion and other general fund assets of $5.5 billion were up 3% from a year ago.

Invested Assets

The Investment Division manages the general fund assets of Great-West and London Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West and London Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions.

The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset Distribution

	December 31			
	2002		2001	
	(in $ millions)			
Government bonds	$ 7,721	26%	$ 6,124	22%
Corporate bonds	9,393	33	10,144	36
Mortgages	7,190	25	7,392	27
Stocks	1,414	5	1,252	5
Real estate	1,080	4	1,072	4
Sub-total portfolio investments	26,798		25,984	
Cash & certificates of deposit	579	2	389	1
Policy loans	1,494	5	1,433	5
Total invested assets	$28,871	100%	$27,806	100%



Corporate bonds **33%** (36%)
Mortgages **25%** (27%)
Government bonds **26%** (22%)
Policy loans **5%** (5%)
Cash & certificates of deposit **2%** (1%)
Real estate **4%** (4%)
Stocks **5%** (5%)

2001 figures are shown in brackets

Asset Quality

At December 31, 2002, exposure to mortgage loans and real estate was 29% of invested assets, a decrease of 2% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $367 million or 2.2% of the portfolio at December 31, 2002, up from $227 million or 1.4% of the portfolio at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $93 million or 0.35% of portfolio investments at December 31, 2002, compared with $49 million or 0.19% at December 31, 2001.

Bond Portfolio

The total bond portfolio increased to $17.1 billion or 59% of invested assets at December 31, 2002, from $16.3 billion or 58% of invested assets at December 31, 2001. Federal, provincial and other government securities represented 45% of the bond portfolio, up from 38% in 2001. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 87% rated A or higher.

Bond Portfolio Quality

	December 31			
	2002		2001	
	(excludes $706 million short-term investments, $485 million in 2001) (in $ millions)			
Estimated Rating				
AAA	$ 6,599	40%	$ 5,575	35%
AA	2,445	15	2,444	16
A	5,183	32	5,316	34
BBB	1,814	11	2,221	14
BB or lower	367	2	227	1
Total	$16,408	100%	$15,783	100%

The Company's allowance for credit losses at December 31, 2002, for non-performing assets and non-investment grade bonds, was $78 million, up from $46 million at year-end 2001. The Company strengthened its loan loss provisions during 2002 to reflect rating downgrades in its bond portfolio, primarily in the Telecommunications, Media and Information Technologies (TMT) sectors. Total exposure to TMT for Canadian operations is $811 million ($1 billion in 2001), of which 59% are rated "A" or higher, 15% are rated "BBB" and 26% or $213 million ($175 million net of specific provisions held) are non-investment grade. Notwithstanding the exposure to these sectors, the Company maintains a high quality, well-diversified portfolio of investments. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $406 million at December 31, 2002 ($374 million at December 31, 2001).

Non-Performing Loans

	December 31					
	2002			2001		
Asset Class	Bonds	Mortgages	Total	Bonds	Mortgages	Total
	(in $ millions)					
Non-performing loans	$86	$7	$93	$39	$10	$49

Allowances for Credit Losses

	December 31					
	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
	(in $ millions)					
Bonds and mortgage loans	$60	$18	$78	$20	$26	$46

Mortgage Portfolio

The total mortgage portfolio decreased slightly to $7.2 billion or 25% of invested assets in 2002, compared to $7.4 billion or 27% of invested assets in 2001. The mortgage portfolio consisted of 34% commercial loans, 37% multifamily/apartments and 29% single family residential loans. Total insured loans were $3.2 billion or 44% of the mortgage portfolio. It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across Canada.

Equity Portfolio

The Company's total equity portfolio was $2.5 billion at December 31, 2002 or 9% of invested assets, up slightly from $2.3 billion or 9% of invested assets a year ago. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major Canadian economic centers.

Other General Fund Assets

	December 31	
	2002	2001
	(in $ millions)	
Funds withheld by ceding insurers	$4,786	$4,477
Other assets	732	869
Total other general fund assets	$5,518	$5,346

Funds withheld by ceding insurers increased $309 million, which reflects the nature of reinsurance contracts written and results in a related increase in policy liabilities.

Other assets, at $732 million, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts and accounts receivable. The decrease of $137 million is primarily attributable to a decrease in future income taxes.

Segregated Funds

The Investment Division and the Company's investment subsidiaries — GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors Inc. (GWLRA) — are the investment managers for the Company's segregated funds.

During 2002, the Company's segregated funds experienced positive net deposits of $566 million. Offsetting the deposit activity was the general market decline in equities resulting in a net decline of total segregated funds assets of $589 million. In total, the Company offers over 260 segregated funds as part of Individual and Group Retirement Services lines of business, including funds totaling $5.3 billion managed by 28 external managers as sub-advisors to GWLIM and LLIM.

Segregated Funds Assets

	December 31				
	2002	2001	2000	1999	1998
			(in $ millions)		
Stocks	$10,521	11,414	$11,238	$9,025	$ 6,914
Bonds	4,132	4,065	4,249	4,024	3,837
Mortgages	1,349	1,150	1,070	1,128	960
Real estate	2,022	1,767	1,383	1,119	877
Cash and other	480	697	742	434	371
Total	$18,504	19,093	$18,682	15,730	$12,959
Internally-managed	13,195	14,480	14,382	12,397	10,754
Externally-managed	5,309	4,613	4,300	3,333	2,205
Year over year growth	–3%	2%	19%	21%	—

Outlook — Investment

The Investment Division will continue to develop investment strategies and establish appropriate asset mixes to produce returns that support the Company's general fund lines of business within acceptable risk levels. The majority of the investment program for the general fund will continue to be in fixed-income investments, primarily bonds and mortgages, matching the terms and characteristics of the Company's liabilities. Investments in equity markets and other asset classes are continually reviewed to enhance returns and realize on market opportunities.

With the economy expected to grow in 2003 at a slower pace than the strong rate recorded last year, bond ratings in the market overall are not expected to improve dramatically. In this environment, the Investment Division will continue to closely monitor and manage the credit quality of the Company's fixed income portfolios.

An important objective of the Investment Division and its investment subsidiaries continues to be to support the Company's initiatives in growing assets under management in segregated and mutual fund products, as well as managing assets for third parties.

Liabilities

	December 31	
	2002	2001
	(in $ millions)	
Policy liabilities	$28,889	$27,920
Net deferred gains on portfolio investments sold	814	918
Other general fund liabilities	2,142	1,883
Total liabilities	$31,845	$30,721

Total liabilities at December 31, 2002 were $31.8 billion, up 4% from December 31, 2001.

Policy Liabilities

Policy liabilities, at $28.9 billion compared to $27.9 billion in 2001,increased $1.0 billion. Policy liabilities are made up of actuarial liabilities, provision for policyholder claims, experience refunds and dividends, and policyholder amounts on deposit with the Company. The increase of nearly $1.0 billion is attributable to increases in actuarial liabilities reflecting growth from increased premiums, as well as increases in the amounts on deposit with the Company.

Other General Fund Liabilities

	December 31	
	2002	2001
	(in $ millions)	
Current income taxes	$ 452	$ 380
Commercial paper and other loans	583	642
Other liabilities	1,107	861
Total other general fund liabilities	$2,142	$1,883

The reduction in commercial paper and other loans of $59 million from December 31, 2001 values is essentially due to repayments of first mortgages secured by real estate. Reference is made to note 6 of the Company's financial statements for an analysis of the loans outstanding. Other liabilities, at $1.1 billion, increased 29% from December 31, 2001. This grouping of accounts consists of trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions. Temporary transaction related liabilities, particularly reinsurance related, represent most of the change, an increase of $283 million compared to December 31, 2001.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $16.3 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets

	December 31			
	2002		2001	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
	(in $ millions)			
Cash & certificates of deposit	$ 579	$ 579	$ 367	$ 367
Highly marketable securities				
Government bonds	7,493	7,881	5,896	6,077
Corporate bonds	5,931	6,061	6,669	6,586
Common/Preferred shares	1,226	1,235	946	983
Residential mortgages (insured)	1,045	1,069	1,265	1,295
Total	$16,274	$16,825	$15,143	$15,308

Cashable Liability Characteristics

	December 31	
	2002	2001
	(in $ millions)	
Surrenderable insurance and annuity liabilities		
At market value	$ 2,638	$ 2,735
At book value	11,871	11,088
Total	$14,509	$13,823

BUSINESS SEGMENTS — GREAT-WEST

Group Insurance

Consolidated Net Income

	Years ended December 31	
	2002	2001
	(in $ millions)	
Income:		
Premium income	$2,220	$2,026
Net investment income	205	215
Fee and other income	68	61
Total income	2,493	2,302
Benefits and Expenses:		
Paid or credited to policyholders	1,868	1,739
Other	426	391
Net operating income before income taxes	199	172
Income taxes	74	67
Net income before non-controlling interests	125	105
Non-controlling interests	—	—
Net income before goodwill amortization	125	105
Amortization of goodwill	—	23
Net income	$ 125	$ 82
Summary of Net Income		
Preferred shareholder dividends	$ —	$ —
Net income — common shareholders	125	82
Net income	$ 125	$ 82

Net income attributable to common shareholders increased 19% in 2002 to $125 million, compared to $105 million in 2001 after adjusting for goodwill amortization charges of $23 million. The health account experienced strong morbidity gains across all the sub-lines of business. Within the long-term disability sub-line, the significant improvement in results is attributed to stabilizing incidence rates and pricing improvements. In the medical, drug and dental sub-lines, the improving experience was particularly evident in the small and mid-sized markets. The life account mortality results also improved as death claim experience was less than expected.

Interest gain results were relatively flat on a year over year comparative basis as gains emerging from asset growth were offset by reduced interest margins. The expense gain component of earnings increased, reflecting lower unit costs and higher expense recovery rates, particularly in the larger market.

Group Insurance — Divisional Summary

	Years ended December 31					
	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
	(in $ millions)					
Business/Product						
Small/mid-sized case	$1,201	$1,078	11%	$185	$168	10%
Large case — insured	1,019	948	7%	76	65	17%
— ASO	1,355	1,238	9%	58	72	–19%
Total	$3,575	$3,264	10%	$319	$305	5%

Overall premium income, which includes claims from Administrative Services Only (ASO) clients, was up 10% to $3.6 billion in 2002. The growth was driven by improved client persistency in combination with higher sales results.

Persistency improved significantly across all market segments, with particularly strong results in the small and mid-sized markets. Sales results were up a modest 5% reflecting an overall industry decline in new sales on a year over year comparison.

The strong sales growth experienced in the small/mid-sized and large case insured market was offset by lower ASO sales where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels.

Risk Analysis and Management — The basic risk related to group insurance centers on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In health care products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict and adjudicate, and they tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

Outlook — Group Insurance

For those companies that are strongly positioned within the Canadian Group marketplace, the outlook is very positive. Demutualization and consolidation has resulted in price rationalization that has facilitated a greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for companies to lower costs while improving their product and services to plan sponsors and plan members. Great-West, with its extensive distribution capability and its low cost, is in an excellent position to capitalize on these new opportunities. Through the effective application of new technologies, Great-West anticipates that significant reductions in administration and claims adjudication costs will be achieved, thereby enhancing its competitive advantage in this important measure of success. As well, these new technologies will allow the Group Division to expand current services to its plan sponsors, plan members and producers by offering them an ability to transact business and obtain benefit plan and health related information through direct access to administrative systems and data. Finally, as group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and on-line disability management information services are available to meet these emerging client needs.

Individual Insurance & Investment Products

Consolidated Net Income

	Years ended December 31					
	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
	(in $ millions)					
Income:						
Premium income	$ 662	$1,377	$2,039	$ 628	$1,326	$1,954
Net investment income	463	909	1,372	513	926	1,439
Fee and other income	332	—	332	311	—	311
Total income	1,457	2,286	3,743	1,452	2,252	3,704
Benefits and Expenses:						
Paid or credited to policyholders	741	1,994	2,735	799	1,843	2,642
Other	365	256	621	374	275	649
Net operating income before income taxes	351	36	387	279	134	413
Income taxes	139	36	175	104	116	220
Net income before non-controlling interests	212	—	212	175	18	193
Non-controlling interests	—	—	—	—	18	18
Net income before goodwill amortization	212	—	212	175	—	175
Amortization of goodwill	—	—	—	28	—	28
Net income	$ 212	$ —	$ 212	$ 147	$ —	$ 147
Summary of Net Income						
Preferred shareholder dividends	$ —	$ —	$ —	$ —	$ —	$ —
Net income — common shareholders	212	—	212	147	—	147
Net income	$ 212	$ —	$ 212	$ 147	$ —	$ 147

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions — Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West financial security advisors, as well as independent brokers and intercorporate agreements with other financial institutions.

Net income attributable to common shareholders increased 21% to $212 million from 2001 results adjusted for goodwill amortization. Increased individual life insurance results reflect a favourable change in actuarial liabilities related to excess interest rate provisions, described in note 5 of the Company's financial statements, as well as improved mortality. Living Benefits experienced favourable morbidity experience in 2002, while exceptionally strong net cash flow, despite turbulent markets, resulted in earnings growth for RIS. Participating policyholder dividends were $608 million in 2002 compared to $584 million in 2001. Effective expense management continued to support the earnings growth in all IIIP divisions.

Individual Insurance — Divisional Summary

	Individual Life		Living Benefits	Total
	Participating	Non-Participating		
		(in $ millions)		
Years ended December 31, 2002				
Sales premium	$ 67	$ 41	$ 24	$ 132
Revenue premium income	1,377	261	127	1,765
December 31, 2001				
Sales premium	$ 53	$ 43	$ 22	$ 118
Revenue premium income	1,326	263	118	1,707

Individual Life Insurance

Individual life insurance sales, measured by annualized premium, increased by 11% to $108 million in 2002, while revenue premium exceeded $1.6 billion.

This is a favorable result, as life insurance sales were generally down across the industry in 2002 due to decreases in universal life sales. The Company's favorable results are due to its strong portfolio of traditional term and participating life insurance products.

Sales of participating policies increased 28% in 2002, and continued strong in the age 50+ wealth management market. The retrenchment of participating insurance sales in Canada by competitors, spurred by demutualization, continues to bolster the Company's dominant market position of more than 40% of Canadian participating insurance sales.

New annualized premium from term insurance sales increased 1% over 2001 and the Company's universal life products decreased to $5 million in 2002 from $6 million in 2001.

In recent years, the Company expanded its life insurance product offering through two intercorporate agreements with third parties. These agreements provide universal life, term insurance and non-participating permanent products for the high-net-worth market. Sales of these products were constant at $12 million in 2002.

The Company's sound management of its participating insurance businesses enables it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. Participating portfolio investment returns were lower due to market conditions, which created pressure on related earnings. However, favourable mortality, morbidity and expense levels allowed the Company to maintain policyholder dividend scales for 2002. A reduction to the 2003 policyholder dividend scales, effective April 1, 2003, has been implemented, due to sustained lower investment returns on the assets backing liabilities in the participating account, which have not been fully offset by mortality improvements. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholder account. In 2002, the total amount credited was $16 million.

Risk Analysis and Management — The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management considers the industry's current pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

Living Benefits

Living Benefits sales, consisting of disability insurance and critical illness insurance, increased by almost 9% in 2002 for a total of $24 million in new annualized premium. This growth was mainly due to increased sales of critical illness insurance. Overall, revenue premium increased 8% to $127 million, indicating strong persistency.

Critical illness insurance sales of $5 million in new annualized premium continue to exceed expectations. *Oasis™*, Great-West's critical illness product, was first introduced in 2000 and further enhanced in 2001. Within a short period, this product has become a market leader.

Disability insurance sales of $19 million in new annualized premium represented a 1% increase in 2002. During this time, industry sales also increased, mainly due to growth in guaranteed standard issue sales. To date, Great-West has not been a key player in the guaranteed standard issue market, but launched a pilot program in 2002.

The self-employed market, buoyed by ongoing consolidation in several industries, continues to be the main source of sales, accounting for approximately 70% of new business.

Risk Analysis and Management — The significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance.

Disability experience is highly cyclical and changes with economic conditions. A significant number of disability claims relate to stress and mental/nervous disorders, reflecting changes in the economy. The incidence of these claims is more difficult to predict and adjudicate than many other conditions. In addition, they tend to last longer than claims related to other disabilities.

The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary(1)

	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
			(in $ millions)		
Years ended December 31, 2002					
Sales premium					
Risk-based products	$ 374	$ 39	$ 1	$ 45	$ 459
Segregated funds	1,963	209	361	—	2,533
Revenue premium income					
Risk-based products	90	152	—	32	274
Segregated funds	1,649	802	361	—	2,812
Assets under administration					
Risk-based products	1,226	1,124	43	2,603	4,996
Segregated funds	10,074	3,797	4,633	—	18,504
Total	$11,300	$4,921	$4,676	$2,603	$23,500
December 31, 2001					
Sales premium					
Risk-based products	$ 417	$ 38	$ 9	$ 33	$ 497
Segregated funds	1,916	195	287	—	2,398
Revenue premium income					
Risk-based products	73	141	—	33	247
Segregated funds	1,586	737	308	—	2,631
Assets under administration					
Risk-based products	1,323	1,107	62	2,665	5,157
Segregated funds	10,012	3,838	5,243	—	19,093
Total	$11,335	$4,945	$5,305	$2,665	$24,250

(1) Excludes Quadrus distributed mutual funds sales and assets.

The Company's Retirement & Investment Services (RIS) division experienced mixed sales results in 2002 as the difficult market conditions persisted. Continued poor equity market performance led to growing consumer unease with investment funds and more interest in preserving capital and in products with guarantees.

Within this difficult investment climate, total RIS division assets remained stable. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by 8%, while the Company's individual retail segregated funds grew marginally during the same period.

The Company strengthened its leading market share position for individual segregated funds assets, increasing to 25.8% at December 31, 2002, from 23.6% at the end of 2001. The Company's market share of individual retail segregated funds net deposits at December 31, 2002, was 68%. Gross sales and net cash flow of individual savings plans increased in 2002 over 2001. Net cash flow for individual retail segregated fund assets for 2002 was 8% of beginning assets, compared with 1% for the Canadian mutual fund industry, as published by IFIC. The Company offers 56 *Freedom Funds*™ to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients.

Group savings plan sales increased slightly year over year despite an overall sales decline in the marketplace. An increase in revenue premium resulted in improved net cash flow in 2002, compared to 2001. In addition, continued enhancements in online services contributed to improved unit costs. An industry benchmark study by Brendan Wood International ranked the Group Retirement Services organization first in client service, client loyalty and selection criteria. Group Investment Management sales for 2002 increased from the previous year due to favourable results from the large case market.

Mutual Funds — Mutual fund assets distributed by Quadrus licensed investment representatives increased 19% as a result of sales activity and successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2002, sales of mutual funds through Quadrus increased 41% despite the difficult marketplace. By year end, Quadrus had over 3,000 licensed investment representatives.

Quadrus Investment Services

	Years ended December 31	
	2002	**2001**
	(in $ millions)	
Mutual fund sales	$ 195	$138
Distributed mutual fund assets	1,152	969

Quadrus offers 40 mutual funds under the *Quadrus Group of Funds*™ brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies, which manages Quadrus's administrative platform. The Company expects significant growth in this relatively new line of business.

Risk Analysis and Management — The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company advocates its clients follow a long-term asset allocation approach, which reduces the risk of cash flow changes due to market timing. The success of this approach is evident with the Company experiencing significantly better net cash flow and market returns on its segregated funds than overall mutual fund industry results.

At December 31, 2002, 67% of individual segregated funds assets were in diversified funds and "fund of funds" investment profiles, which are designed to improve the likelihood of optimal returns within a given level of risk.

A risk facing the industry has been the trend towards promoting guarantees against losses on segregated fund investments. The capital requirements introduced by OSFI at the end of 2000 (based on a risk-adjusted set of factors) influenced the industry to adopt significant changes in product design, with a trend towards more conservative guarantees and, in many cases, increased fees for clients. These changes further increased the competitiveness of the Company's products and lowered future risk for the industry as a whole. The vast majority of the Company's maturity guarantees are for 75% of policyholder deposits, less withdrawals, rather than the more aggressive 100%.

Outlook — IIIP

The past 12 months have been exceptionally challenging for the North American economy. Despite this turbulence, the Company increased the size of its distribution organizations — Freedom 55 Financial and Great-West — and outperformed the industry in many areas.

Performance in Individual life insurance significantly outpaced the industry. Although life insurance sales were down 3% across the industry, the Company's total new annualized premium grew 11% from the prior year, while sales of participating insurance increased 28% from 2001. Sales were particularly strong in the affluent and established market segment, where life insurance can play an important role in business succession and estate planning. The Company expects this demand to continue.

Both mutual and segregated funds assets under management grew in 2002 despite difficult markets and investor anxiety. Great-West is the leading provider of segregated funds in Canada. Proprietary segregated and mutual funds accounted for approximately $1 of every $5 in net sales in the investment industry.

An important goal is to continue to equip financial security advisors with tools to enhance their productivity. Financial security advisors and managers are already enjoying the benefits of a new business planning tool, as well as enhanced planning and sales tools to use with clients. During the last 12 months, financial security advisors received new, simplified sales processes to help increase revenues from investment funds and critical illness insurance. In 2003, the Company will expand the use of these tools and introduce new sales tools for risk products.

In addition, the Company will make a significant investment in technology support to financial security advisors by providing greater access to online information and client service tools.

Another priority is to provide clients with improved fund statements for retail segregated funds. The new statements will include graphs, charts and an easier-to-read format so clients can track account activity and see at a glance how their portfolio is structured and performing.

An important future source of revenue is subsidiary Quadrus Investment Services. In particular, the Quadrus family of 40 exclusive mutual funds represents a growing source of fee income.

Reinsurance & Specialty General Insurance

The Company conducts its reinsurance business through London Reinsurance Group (LRG), which participates in life, property and casualty, accident and health, and annuity coinsurance, in specific niche markets.

Consolidated Net Income

	Years ended December 31	
	2002	2001
	(in $ millions)	
Income:		
Premium income	$3,922	$3,455
Net investment income	474	473
Fee and other income	2	2
Total income	4,398	3,930
Benefits and Expenses:		
Paid or credited to policyholders	4,338	3,894
Other	28	78
Net operating income before income taxes	32	(42)
Income taxes	2	(12)
Net income before non-controlling interests	30	(30)
Non-controlling interests	1	2
Net income before goodwill amortization	29	(32)
Amortization of goodwill	—	8
Net income	$ 29	$ (40)
Summary of Net Income		
Preferred shareholder dividends	$ —	$ —
Net income — common shareholders	29	(40)
Net income	$ 29	$ (40)

Net Income Analysis

	Years ended December 31	
	2002	2001
	(in $ millions)	
London Reinsurance Group (1)	$ (1)	$(34)
London Guarantee — operations	—	(1)
— gain on sale	31	—
Other	(1)	(5)
Total	$ 29	$(40)

(1) 2001 includes a provision of $73 million in the shareholder account for the events of September 11, 2001.

Net income attributable to common shareholders of $29 million in 2002, is comparable to $41 million a year ago, after adjusting 2001 to exclude goodwill amortization and charges related to the events of September 11, 2001. In 2002, net income of $29 million was impacted by both a gain on the sale of London Guarantee in early 2002 and unfavourable reinsurance experience in LRG.

London Reinsurance Group (LRG)

The Company's reinsurance business is conducted through LRG. LRG is a global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG is a composite reinsurer, reinsuring life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating subsidiaries in the United States, Barbados and Ireland. LRG holds a strong market share in the U.S. property and casualty finite retrocession market and the U.S. life financial reinsurance market.

LRG's net loss for 2002 was $1 million compared to a loss of $34 million in 2001. In 2001, a charge was made for $82 million after-tax, of which $73 million was attributable to the shareholder account, related to an estimated claims provision from the events of September 11, 2001. No changes have been made with respect to this provision to date, as the original amount continues to be considered appropriate.

Income in 2002 was adversely impacted by strengthening of reserves related to the guaranteed maturity benefit portfolio due to stock market deterioration, and strengthening of reserves as a consequence of deterioration in claims experience on certain property and casualty and life reinsurance contracts. Although no significant cash payments have been made on these reinsurance contracts, a full provision has been made to reflect the level of claims as notified by clients.

London Reinsurance Group — Divisional Summary (in $ millions)

	Years ended December 31			
	2002		2001	
	Premium Income	Assets	Premium Income	Assets
Line of Business				
Life	$2,815	$2,869	$2,257	$2,368
Property and casualty	829	3,373	853	3,181
Annuity	192	735	150	909
Accident and health	86	203	99	90
Capital and surplus	—	715	—	717
	$3,922	$7,895	$3,359	$7,265
Geographic				
Barbados	$3,137	$5,918	$3,101	$5,765
Ireland	681	1,049	137	579
Other	104	928	121	921
	$3,922	$7,895	$3,359	$7,265

Premium income in 2002 increased $563 million or 17% over 2001 primarily due to the level of underlying life line of business structured reserve transfer reinsurance contracts written in 2002. Assets in the life line of business had a corresponding increase in 2002.

Risk Analysis and Management — LRG continues to manage its risk through the diversification of business by client, geographic area and type of risk insured. LRG's underwriting policies, investment and financial management practices allow LRG to react to a changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. In this regard, LRG continues to benefit from the overall strength and support of Great-West and its commitment to the reinsurance business. LRG has a U.S.$1.425 billion syndicated letter of credit facility.

Outlook — LRG

The reinsurance industry has experienced difficult and volatile times over the last few years. The reinsurance industry continues to undergo significant changes. Reinsurers have exited certain lines of business and entered others. Some reinsurers are being sold and despite the general turmoil and uncertainty in the industry, a number of new reinsurers commenced operations in 2001 and 2002 in the aftermath of September 11.

LRG expects improved results in 2003 due to continuous increases in premium rates and improved terms and conditions. LRG will maintain its core strategy of providing financial reinsurance to core relationship clients. LRG, through its operating subsidiaries, will continue to be a provider of niche reinsurance products.

London Guarantee

As discussed in note 20 of the Company's financial statements, on March 21, 2002, London Life closed the sale of its subsidiary, London Guarantee to the St. Paul Companies of Saint Paul, Minnesota, which resulted in an after-tax gain of $31 million.

Corporate

Consolidated Net Income

	Years ended December 31	
	2002	2001
	(in $ millions)	
Income:		
Premium income	$ 17	$ 16
Net investment income	98	125
Fee and other income	18	17
Total income	133	158
Benefits and Expenses:		
Paid or credited to policyholders	37	33
Other	22	17
Net operating income before income taxes	74	108
Income taxes	(55)	(7)
Net income before non-controlling interests	129	115
Non-controlling interests	23	22
Net income before goodwill amortization	106	93
Amortization of goodwill	—	3
Net income	$106	$ 90
Summary of Net Income		
Preferred shareholder dividends	$ 31	$ 30
Net income — common shareholders	75	60
Net income	$106	$ 90

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, as well as the reconciliation of total income taxes reported for the shareholder account and the internal allocation of income taxes to the major units. The Corporate segment also includes the business activities of Lifeco, those that are not associated with the major business units of Great-West and the operations of the United States branch of Great-West.

Net income attributable to common shareholders in the Corporate segment of Canadian operations in 2002 was $75 million, compared to $63 million for 2001 after adjusting for goodwill. Included in this segment in 2002 is the reduction of provisions for income taxes of $41 million described in note 13 of the Company's financial statements, partially offset by a strengthening of credit loss provisions related to technology holdings and lower investment income compared to 2001.

UNITED STATES — 2002 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

Consolidated Operations

	Years ended December 31						
	2002			2001			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
				(in $ millions)			
Income:							
Premium income (1)	$2,593	$396	$2,989	$2,601	$425	$3,026	-1%
Net investment income	928	561	1,489	927	534	1,461	2%
Fee and other income	1,387	—	1,387	1,467	—	1,467	-5%
Total income	4,908	957	5,865	4,995	959	5,954	-1%
Benefits and Expenses:							
Paid or credited to policyholders	2,690	925	3,615	2,796	926	3,722	-3%
Other	1,495	21	1,516	1,604	22	1,626	-7%
Special Charges (2)	—	—	—	204	—	204	—
Net operating income before income taxes	723	11	734	391	11	402	83%
Income taxes	233	1	234	120	9	129	81%
Net income before non-controlling interests	490	10	500	271	2	273	83%
Non-controlling interests	—	10	10	—	2	2	—
Net income before goodwill amortization	490	—	490	271	—	271	81%
Amortization of goodwill	—	—	—	4	—	4	—
Net income	$ 490	$ —	$ 490	$ 267	$ —	$ 267	84%
Summary of Net Income							
Preferred shareholder dividends	$ —	$ —	$ —	$ 1	$ —	$ 1	—
Net income — common shareholders	490	—	490	266	—	266	84%
Net income	$ 490	$ —	$ 490	$ 267	$ —	$ 267	84%
(1) excludes — segregated funds deposits	$3,863	$ —	$3,863	$5,019	$ —	$5,019	-23%
— self-funded premium equivalents (ASO)	$8,209	$ —	$8,209	$8,861	$ —	$8,861	-7%

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

(2) Results include a non-recurring charge of $204 pre-tax ($133 after-tax) plus operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, previously reported at June 30, 2001, as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the twelve months ended December 31, 2001 was a reduction of $165 after-tax.

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of GWL&A.

Net Income

Net income from United States operations for 2002 was $490 million, compared to $267 million for 2001. United States consolidated net income attributable to common shareholders was $490 million compared to $266 million for 2001. After adjusting 2001 for goodwill amortization, plus a non-recurring charge of $133 million and 2001 operating losses of $32 million, both associated with Alta Health & Life Insurance Company (Alta), 2002 earnings increased by 13%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and Alta charges.

Net Income Attributable to Common Shareholders

	Years ended December 31		
	2002	2001	% Change
	(in $ millions)		
Employee Benefits	$250	$215	16%
Financial Services	247	244	1%
Corporate	(7)	(24)	—
	$490	$435	13%
	(US $ millions)		
Employee Benefits	$159	$138	15%
Financial Services	158	157	1%
Corporate	4	(1)	—
	$321	$294	9%

The positive earnings results, after excluding the impact of special non-recurring charges related to Alta, reflect improvement in Employee Benefits associated with improved morbidity in the mid-market block of health business. Earnings from the Financial Services division were basically flat as the reduction in fee income was offset by a decrease in operating expenses and an increase in interest margins.

Historically, the 401(k) business unit had been included with the Employee Benefits segment. To capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs in 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During 2002, 977 employees were terminated, of which 923 worked in the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta block of business in 2001. Releases of $29 million in 2001 and $13 million in 2002 were made to offset the underwriting losses incurred on this under-priced block of business. Also during 2002, this reserve was reduced by $30 million ($20 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at December 31, 2002 was zero.

In 2002, a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts resulted in a reduction in group waiver of premium disability reserves totaling $54 million ($38 million, net of tax).

The 2002 morbidity experience was negatively impacted by the payment of claims associated with a new Department of Labor (ERISA) regulation requiring payment of claims within 30 days of receipt (approximately $25 million, net of tax).

In terms of major business units:

Employee Benefits — The increase in earnings for 2002, compared to a year ago, is primarily related to improved morbidity results.

Financial Services — The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins from 2001 and a decrease in operating expenses were offset by a reduction of fees (due to lower U.S. equity markets).

Corporate — The change for 2002 compared to a year ago, reflects the net settlement of forward foreign exchange contracts at the Lifeco level, which are associated with the translation of United States operations into Canadian dollars. This segment also benefited from a reduction in U.S. withholding taxes in 2002 and credits associated with prior year income taxes.

Premiums and Deposits

	Years ended December 31					
	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
			(in $ millions)			
Business/Product						
Employee Benefits						
Group life and health	$ 9,786	$10,569	–7%	$1,176	$1,014	16%
Financial Services						
Savings	2,312	1,926	20%	779	1,025	–24%
Insurance	757	1,573	–52%	225	867	–74%
401(k)	2,206	2,838	–22%	993	1,169	–15%
	$15,061	$16,906	–11%	$3,173	$4,075	–22%
Summary by Type						
Risk-based products	$ 2,989	$ 3,026	–1%			
ASO contracts	8,209	8,861	–7%			
Segregated funds deposits:						
Individual products	644	1,369	–53%			
Group products	3,219	3,650	–12%			
Total premiums and deposits	$15,061	$16,906	–11%			
Total premiums and deposits and sales US$	$ 9,593	$10,914	–12%	$2,021	$2,631	–23%

The 11% decrease in premium income and deposits in 2002 was comprised of a decrease of $783 million in Employee Benefits premium income and deposits, and a decrease in Financial Services premium income and deposits of $1.1 billion. The decline in the Employee Benefits segment is primarily due to lower membership levels associated with lower case sales. The decrease in Financial Services premium income was primarily due to lower Business Owned Life Insurance (BOLI) premiums and lower 401(k) premium deposits.

The 1% decrease in premium income for risk-based products primarily reflects a reduction in group life and health premiums of $131 million, a decrease in individual insurance of $60 million, and a decrease in individual annuity of $18 million offset by an increase in group annuity of $199 million. The segregated funds decrease of 53% in individual products is primarily driven by BOLI and the group products division decrease reflects lower 401(k) deposits.


ASO contracts **55%** (52%)
Risk-based products **20%** (18%)
Segregated funds deposits – Group products **21%** (22%)
Segregated funds deposits – Individual products **4%** (8%)

2001 figures are shown in brackets

Net Investment Income

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Investment income earned	$1,453	$1,453	—
Amortization of gains and losses	41	23	78%
Provision for credit losses	8	—	—
Less: Investment expenses	13	15	-13%
Net investment income	$1,489	$1,461	2%


Bonds **73%** (70%)
Mortgage loans **6%** (7%)
Loans to policyholders **22%** (21%)
Real estate **1%** (1%)
Other **-2%** (1%)

2001 figures are shown in brackets

Net investment income for 2002, representing the investment revenue from general fund assets (excludes segregated funds assets) increased slightly, reflecting a combination of market conditions and minimal growth in the general account portfolio. The bond component of net investment income increased to 73% in 2002, as the Company continues to invest primarily in investment grade bonds.

Fee Income

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Segregated funds	$ 244	$ 257	-5%
ASO contracts	1,036	1,105	-6%
Other	107	105	2%
	$1,387	$1,467	-5%


ASO contracts **75%** (75%)
Segregated funds **18%** (18%)
Other **7%** (7%)

2001 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the administration of group health ASO business. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated funds fee change reflects the impact of the lower U.S. equity markets, particularly with respect to 401(k) business.

Paid or Credited to Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For risk-based products the amount paid or credited to policyholders decreased 3% when compared to 2001. The decrease is primarily related to a decrease in actuarial liabilities of $230 million, which is primarily associated with participating life insurance business partially offset by the difference in the U.S. currency conversion rates totaling $70 million.

Policyholder dividends credited in 2002 were $198 million, compared to $200 million in 2001.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	Years ended December 31		
	2002	2001	% Change
		(in $ millions)	
Total expenses	$1,189	$1,287	-8%
Less: Investment expenses	13	15	-13%
Operating expenses	1,176	1,272	-8%
Commissions	291	296	-2%
Premium taxes	49	58	-16%
Total	$1,516	$1,626	-7%

Operating expenses for 2002 are lower than 2001 levels by 8% or $96 million primarily reflecting action the Company took to offset the lower expense recoveries associated with the membership decline in Employee Benefits. The reduction in expenses was partially offset by $25 million of restructuring costs recorded in the fourth quarter of 2002.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The decrease of 2% is mostly related to Financial Services as sales were off over 20%.

Premium taxes decreased 16% primarily as a result of the large decrease in BOLI separate account premiums.

Consolidated Balance Sheet — United States Operations

	December 31					
	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
	(in $ millions)					
Assets						
Invested assets	$14,550	$8,130	$22,680	$14,836	$8,009	$22,845
Goodwill and intangible assets	66	—	66	66	—	66
Other general fund assets	987	328	1,315	1,249	309	1,558
Total assets	$15,603	$8,458	$24,061	$16,151	$8,318	$24,469
Segregated funds assets			17,544			19,774
Total assets under administration			$41,605			$44,243
Liabilities, Capital Stock and Surplus						
Policy liabilities	$11,450	$7,957	$19,407	$11,847	$7,832	$19,679
Net deferred gains on portfolio investments sold	136	8	144	123	8	131
Other general fund liabilities	1,667	249	1,916	2,038	243	2,281
Total liabilities	13,253	8,214	21,467	14,008	8,083	22,091
Non-controlling interests	—	244	244	—	235	235
Capital stock and surplus	2,350	—	2,350	2,143	—	2,143
Total liabilities, capital stock and surplus	$15,603	$8,458	$24,061	$16,151	$8,318	$24,469

Assets

Total assets under administration decreased $2.6 billion or 6% in 2002 when compared to the year ended December 31, 2001. Segregated funds assets decreased $2.2 billion due to a combination of the change in U.S. exchange rates and the continued weakening of the equity markets in the United States. The invested assets of the general fund decreased $0.2 billion due to a change in U.S. exchange rates.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2002 remained flat at $1.5 billion. The Company's overall investment portfolio earned a yield of 7.3% in 2002, compared to 7.4% in 2001, reflecting the general decline in interest rates.

In 2002, funds available for investment and mortgages subject to renewal and rate adjustment totaled $2.2 billion, and were placed as follows:

- 41% in U.S. government and agency bonds,
- 58% in other bonds,
- 1% in mortgage renewals.

Asset Distribution

	December 31			
	2002		2001	
	(in $ millions)			
Government bonds	$ 5,278	23%	$ 5,012	22%
Corporate bonds	11,372	50	11,301	50
Mortgages	660	3	977	4
Stocks and real estate	354	2	327	1
Sub-total portfolio investments	17,664		17,617	
Cash & certificates of deposit	333	1	448	2
Policy loans	4,683	21	4,780	21
Total invested assets	$22,680	100%	$22,845	100%

Asset Quality

The Company's exposure to non-investment grade bonds was $471 million or 3% of the portfolio at December 31, 2002, up from $406 million at December 31,2001.

Total exposure to the Telecommunications, Media and Information Technologies (TMT) sectors for United States operations is $370 million ($370 million in 2001), of which 31% are rated "A" or higher, 62% are rated "BBB" and 7% or $26 million are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $46 million or 0.26% of portfolio investments at December 31, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at December 31, 2002 for non-investment grade bonds and non-performing assets was $88 million, a decrease of $12 million from December 31, 2001. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $34 million at December 31, 2002 ($49 million at December 31, 2001).

The Company's new bond investments included not only publicly-traded corporate bonds and highly rated structured securities, but also private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2003 investment program.

As of December 31, 2002, approximately 96% of the Company's invested assets were cash, bonds or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 97% of the portfolio rated investment grade.

Bond Portfolio Quality

	December 31			
	2002		2001	
	(excludes $1,033 million short-term investments, $578 million in 2001) (in $ millions)			
Estimated Rating				
AAA	$ 9,220	59%	$ 9,131	58%
AA	1,401	9	1,415	9
A	2,298	15	2,203	14
BBB	2,227	14	2,580	16
BB or lower	471	3	406	3
Total	$15,617	100%	$15,735	100%

Non-Performing Loans

	December 31							
	2002				2001			
	Bonds	Mortgages	Foreclosed Real Estate	Total	Bonds	Mortgages	Foreclosed Real Estate	Total
				(in $ millions)				
Asset Class								
Non-performing loans	$ 39	$ 4	$ 3	$ 46	$113	$ 8	$ 17	$138

Allowances for Credit Losses

	December 31					
	2002			2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
			(in $ millions)			
Bonds and mortgage loans	$ —	$ 88	$ 88	$ —	$100	$100

The bond portfolio is comprised of structured securities at 48% and corporate bonds at 52%. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2003.

Other General Fund Assets

	December 31	
	2002	2001
	(in $ millions)	
Total other general fund assets	$1,315	$1,558

Other general fund assets, at $1.3 billion, is made up of several items, including premiums in the course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The decrease of $243 million is mainly attributable to decreases in deferred income tax of $102 million, premium receivable of $73 million, and furniture and equipment of $33 million.

Segregated Funds

The Company continues to offer a broad selection of mutual and segregated funds. During 2002, such funds administered by the Company declined to $17.5 billion, reflecting the lower U.S. equity markets, compared with $19.8 billion at year-end 2001.

Segregated Funds Assets

	December 31				
	2002	2001	2000	1999	1998
			(in $ millions)		
Variable funds	$12,731	$16,103	$16,394	$16,771	$14,588
Stable asset accounts	4,813	3,671	2,083	1,227	847
Total	$17,544	$19,774	$18,477	$17,998	$15,435
Year over year growth	–11%	7%	3%	17%	—

Outlook — Investment

The U.S. economic recovery is proving to be sluggish and uneven. The Company expects growth to be below trend for the next few quarters, gaining momentum through the second half of 2003. Currently, economic indicators are mixed. Expectations are for domestic real GDP growth in 2002 and 2003 of approximately 2.5%. Globally, economies remain weak with the exception of China.

The Federal Reserve Board responded aggressively to weaker than expected economic data with a 50 basis point cut in the Fed Funds rate to 1.25% at the November meeting. While stimulative policy and strong underlying productivity growth were expected to restore the economy to a sustainable trend rate of growth, persistent stock market weakness has undercut monetary policy stimulus and economic risks are biased to a below potential growth scenario.

Interest rates across the curve bottomed in early October after declining to levels not experienced since the 1960's, rising modestly since then. It is likely that inflation and yields will stay relatively low over the intermediate term, providing the Federal Reserve Board significant latitude to allow the economy to gain some momentum before they begin to resume an upward bias.

The Company's investment portfolio is well positioned for the current interest rate environment. The portfolio is well diversified and comprised of high quality, relatively stable assets. The Company opportunistically added exposure in investment grade corporate securities at historically wide spreads in 2002 in addition to investing in structured securities with moderate interest rate sensitivity. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Liabilities

	December 31	
	2002	2001
	(in $ millions)	
Policy liabilities	$19,407	$19,679
Net deferred gains on portfolio investments sold	144	131
Other general fund liabilities	1,916	2,281
Total liabilities	$21,467	$22,091

Policy Liabilities

Policy liabilities are down 1.4% from December 31, 2001 to $19.4 billion at December 31, 2002, primarily from the difference in U.S. exchange rates.

Other General Fund Liabilities

	December 31	
	2002	2001
	(in $ millions)	
Current income taxes	$ 2	$ 128
Repurchase agreements	511	400
Commercial paper and other loans	429	433
Other liabilities	974	1,320
Total other general fund liabilities	$1,916	$2,281

Total other general fund liabilities were $1.9 billion at December 31, 2002, down 16% from December 31, 2001. Other liabilities, at $974 million, decreased $346 million from December 31, 2001. This grouping of accounts consists of accruals, payables and policyholder deposits not yet allocated. The decrease in 2002 is primarily the result of brokerage settlement accruals being lower by $149 million, a decrease in bank overdrafts of $69 million and policyholder deposits not yet allocated lower by $87 million.

Commercial paper and other loans at $429 million are essentially unchanged from December 31, 2001 values.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 89% of policy liabilities are either non-cashable prior to maturity, subject to market value adjustments, or subject to withdrawal penalties.

At December 31, 2002, United States operations had $511 million of repurchase agreements with third-party broker-dealers, compared with $400 million at December 31, 2001; and had $153 million of outstanding commercial paper at December 31, 2002, compared with $154 million at December 31, 2001.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Liquid Assets

	December 31			
	2002		2001	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
	(in $ millions)			
Cash & certificates of deposit	$ 333	$ 333	$ 448	$ 448
Highly marketable securities				
Government bonds	4,017	4,135	3,566	3,603
Corporate bonds	9,435	9,818	7,658	7,778
Common/Preferred shares	163	143	119	117
Total	$13,948	$14,429	$11,791	$11,946

Cashable Liability Characteristics

	December 31	
	2002	2001
	(in $ millions)	
Surrenderable insurance and annuity liabilities		
At market value	$ 6,874	$ 6,812
At book value	6,791	6,859
Total	$13,665	$13,671

BUSINESS SEGMENTS — GWL&A

Employee Benefits

Consolidated Net Income

	Years ended December 31	
	2002	2001
	(in $ millions)	
Income:		
Premium income	$1,577	$1,708
Net investment income	109	106
Fee and other income	1,036	1,105
Total income	2,722	2,919
Benefits and Expenses:		
Paid or credited to policyholders	1,208	1,439
Other	1,139	1,208
Special Charges	—	204
Net operating income before income taxes	375	68
Income taxes	125	18
Net income before non-controlling interests	250	50
Non-controlling interests	—	—
Net income before goodwill amortization	250	50
Amortization of goodwill	—	2
Net income	$ 250	$ 48
Summary of Net Income		
Preferred shareholder dividends	$ —	$ —
Net income — common shareholders	250	48
Net income	$ 250	$ 48

Net income for Employee Benefits increased 16% in 2002, after adjusting 2001 for goodwill amortization charges of $2 million and a one-time charge of $133 million and operating losses of $32 million, net of tax, recorded in 2001 related to Alta, as discussed below.

Employee Benefits — Divisional Summary

	Years ended December 31					
	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
	(in $ millions)					
Business/Product						
Group life and health — guaranteed	$ 1,577	$ 1,708	-8%	$ —	$ —	—
— ASO	8,209	8,861	-7%	1,176	1,014	16%
Group life and health fee income	1,036	1,105	-6%	—	—	—
Total	$10,822	$11,674	-7%	$1,176	$1,014	16%

Group Life and Health

The 2002 premiums and deposits for group life and health were $9.8 billion, a decrease of 7% from 2001, due to lower membership levels associated with lower case sales.

The Company acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a freestanding unit, but was converted to the Company's systems and accounting processes. This conversion program

resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, the Company incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers were moved to GWL&A contracts. All Alta sales and administration staff became employees of the Company and the underwriting functions are now conducted by the underwriting staff of the Company. Alta's morbidity experience improved in the fourth quarter of 2001 and in 2002 as the result of pricing changes initiated during 2001.

Fee income decreased 6% from $1.1 billion in 2001 to $1.0 billion in 2002. The decrease is primarily attributable to the 14.8% decline in membership. Significant price increases on in-force cases, however, mitigated further deterioration of fee income.

Benefits and expenses decreased 11.3% from $2.6 billion in 2001 to $2.3 billion in 2002. While increased utilization and higher medical costs increased benefits on in-force cases, the decrease in overall membership resulted in a reduction of benefits. Operating expenses decreased $88 million in 2002, as the Company needed to reduce expenses in line with the reduction in membership.

The total life and health block of business is comprised of 2.2 million members at December 31, 2002, down from 2.6 million members a year ago.

While medical costs and utilization trends were higher in 2002, increased pricing helped to enhance the morbidity results. Overall group life and health membership was down 14.8%, reflecting strong renewal rate action and the general decline in the economy.

Risk Analysis and Management — Health care risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that shift financial burden from the employer to the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that shift health care costs to members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Outlook — Employee Benefits

At GWL&A, remaining competitive means focusing on the core disciplines that provide value to our clients, specifically: health care cost management, underwriting and product design management, and sales force management. The Company also knows administrative costs must remain in keeping with industry standards.

Contracting efforts are critical to the Company's value equation in an environment of escalating medical costs. That is why in 2003, the Company will increase spending to evaluate provider networks and provider recontracting. The Company will also continue to expand health care management/disease management programs for members with diabetes, asthma, coronary heart disease and other chronic illnesses.

The Company has expanded medical underwriting to ensure pricing is consistent with health care risk, an item that is difficult to estimate on smaller cases. Therefore the Company is reducing its focus on cases with fewer than 50 members in 2003.

GWL&A continues to evaluate product design. The three-tier prescription drug program launched in 2001 proved very attractive to its clients and will continue in 2003. The Company reaffirms its commitment to traditional, self-funded health plans and will reduce complex, hybrid self-funded options. As an answer to rising costs, the Company continues to explore product design options that shift health care cost from the employer to the employee.

The sales force reorganization will continue in 2003. The Company has discontinued new sales under the Alta, General American, and New England names because multiple distribution channels are costly and increase brand confusion. Instead, the Company has combined these teams with GWL&A's to create a unified GWL&A sales force

organized along distribution channels. Likewise, resources will be invested to enhance the Great-West Life & Annuity brand identity.

GWL&A remains focused on reducing administrative costs. In 2002, the Company achieved three main productivity improvements: 1) reduced full-time equivalents (FTEs) from over 6,600 in 2001 to fewer than 4,900 in 2002; 2) enhanced efficiencies through online billing and other Internet-enabled functions; and 3) increased claims payment efficiency. The Company anticipates similar productivity strides in 2003 as a result of ongoing investments in process improvement and continued sales and claims payment office consolidation.

One challenge facing the Company in April 2003, and also affecting all other carriers in the industry, is the significant implementation and administrative cost associated with Administrative Simplification compliance federally mandated in HIPAA (the Health Insurance Portability and Accountability Act of 1996).

Financial Services

Consolidated Net Income

	Years ended December 31					
	2002			2001		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
			(in $ millions)			
Income:						
Premium income	$1,016	$396	$1,412	$ 893	$425	$1,318
Net investment income	824	561	1,385	831	534	1,365
Fee and other income	350	—	350	362	—	362
Total income	2,190	957	3,147	2,086	959	3,045
Benefits and Expenses:						
Paid or credited to policyholders	1,484	925	2,409	1,359	926	2,285
Other	347	21	368	382	22	404
Net operating income before income taxes	359	11	370	345	11	356
Income taxes	112	1	113	101	9	110
Net income before non-controlling interests	247	10	257	244	2	246
Non-controlling interests	—	10	10	—	2	2
Net income before goodwill amortization	247	—	247	244	—	244
Amortization of goodwill	—	—	—	1	—	1
Net income	$ 247	$ —	$ 247	$ 243	$ —	$ 243
Summary of Net Income						
Preferred shareholder dividends	$ —	$ —	$ —	$ —	$ —	$ —
Net income — common shareholders	247	—	247	243	—	243
Net income	$ 247	$ —	$ 247	$ 243	$ —	$ 243

Total net income for Financial Services increased 1% in 2002, after adjusting 2001 for goodwill amortization charges of $1 million. The overall results increased from 2001 primarily as the result of currency exchange rates. An increase in interest margins in 2002 and a decrease in operating expenses were offset by a reduction of fees due to weak U.S. equity markets.

Premium income has increased 7% over the prior year primarily due to public/non-profit guaranteed business growth of $199 million partially offset by a reduction in individual insurance business of $83 million. Net investment income increased by $20 million, primarily in the participating account which was up $27 million due to the growth in policy reserves. The shareholder decrease of $7 million was associated with a reduction of policy reserves, although net

interest margins were higher. Fee income decreased $12 million in the current year due to the drop in U.S. equity markets which more than offset new cash flow. Benefits paid or credited to policyholders increased 5% primarily from the public/non-profit business increase in policy reserves. Other benefits and expenses are down 9% from 2001 due to effective expense management that reduced operating expenses $16 million.

Sales and premium income results are discussed below by major business unit. Overall, 2002 sales including separate account sales, were down due to lower BOLI sales caused by lower interest rates for fixed products and a weak U.S. equity market.

A regulated percentage of returns in the participating account is credited to the shareholder account. In 2002 the amount credited was $9.4 million, down slightly from $10.4 million in 2001.

Financial Services — Divisional Summary

	Years ended December 31					
	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
			(in $ millions)			
Business/Product						
Savings	$2,312	$1,926	20%	$ 779	$1,025	-24%
Savings fee income	185	185	—	—	—	—
Insurance	757	1,573	-52%	225	867	-74%
Insurance fee income	28	28	—	—	—	—
401(k)	2,206	2,838	-22%	993	1,169	-15%
401(k) fee income	137	149	-8%	—	—	—
Total	$5,625	$6,699	-16%	$1,997	$3,061	-35%

Savings

Premiums and deposits totaled $2.3 billion in 2002, an increase of 20% from 2001. This included one large case sale, which accounted for the majority of the growth. Premiums from separate account products were $1.4 billion in 2002, compared to $1.2 billion in 2001, while fixed premiums totaled $883 million in 2002 and $703 million in 2001.

Savings fee income of $185 million has remained relatively unchanged from 2001. The decrease in fees resulting from the weak equity markets was more than offset by increased fees from the additional assets in the Stable Value Funds and by the growth in assets and lives in the third-party administration business.

The Financial Services core savings business is in the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts, decreased 2.7% during 2002 to $12.7 billion. Fixed assets remained relatively unchanged at $6.1 billion. Separate account assets increased in 2002 primarily in the Stable Value Funds which provide a more conservative investment opportunity. A majority of the increase was primarily attributable to one large case sale in 2002. Variable assets in the segregated funds decreased from $6.9 billion in 2001 to $6.6 billion in 2002 as a result of the lower U.S. equity markets.

The Company continued to limit sales of GICs, and allowed this block of business to contract to $146 million at the end of 2002 in response to the highly competitive GIC market.

The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally managed funds offered to participants in 2002 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Oppenheimer, Templeton, T. Rowe Price and Vista.

Customer participation in fixed income segregated funds increased, as many customers prefer the combination of the security of fixed income securities and segregated funds assets. Assets under management for these segregated funds totaled $2.6 billion in 2002, compared to $1.9 billion in 2001.

FASCorp administered records for approximately 2.2 million participants in both 2002 and 2001.

Sales of Charles Schwab, Inc. annuities of $314 million were down from 2001, as market volatility kept investor interest low.

Risk Analysis and Management — Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Life Insurance

Individual life insurance revenue premiums and deposits decreased from $1.6 billion in 2001 to $757 million in 2002. In 2002, the insurance lines experienced a decrease in variable life insurance funds deposits from $999 million in 2001 to $267 million in 2002. Of the decrease in premiums and deposits in 2002, the majority was driven by lower sales of the BOLI product which had a decrease of $595 million in annual sales premium. Lower interest rates and weak U.S. equity markets were also contributors to the lower premiums and deposits in BOLI and other individual markets.

In 2002, the Company continued its efforts to partner with large financial institutions to deliver term life insurance to the mass market. This strategy allows the Company to offer simple life insurance products through established institutional channels. Bank sales of life insurance in 2002 grew to 53,377 policies compared to 32,705 sold in 2001. Although the sales numbers have increased 63% in 2002, these policies have very low annual premiums compared to BOLI policies.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on COLI products. As a result of these legislative changes, the Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not have a material impact on the Company's operations.

The Company continues to develop the institutional marketing for life insurance through customers such as Charles Schwab, Inc., and certain Internet-based brokers, such as QuoteSmith.com. In 2002, the number of institutional policies in force increased to 18,829 from 14,851 in 2001.

Risk Analysis and Management — The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. On new sales in the institutional markets, reinsurance has been obtained for at least 50% of the mortality risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.

401(k)

The 401(k) new case sales decreased from 598 in 2001 to 493 in 2002 which, in conjunction with higher terminations, led to a net case decline for 2002. The total 401(k) block of business under administration is comprised of 6,012 employer groups and more than 477,000 individual participants, compared to 6,447 employer groups and more than 545,000 individual participants in 2001.

During 2002, the in-force block of 401(k) business continued to have higher terminations, which resulted in persistency of 84%, compared to 87% in 2001. Total assets under administration decreased from $11.2 billion to $8.9 billion. The decrease in assets is primarily attributed to weakening equity markets in the U.S.

Participants can elect to contribute funds to either GWL&A's internally managed funds or to externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, American Century, Janus, INVESCO, and Dreyfus. The Company continues to review investment opportunities for participants. The 401(k) products currently offered permit the customer to choose from products with and without variable asset charges and allow participants to access a self-directed brokerage account.

The Company has implemented a new marketing and customer support strategy at the end of 2002, designed to target 401(k) sales and add customer relationship managers to maintain ongoing relationships with new and existing customers. The goal of the strategy is to develop stronger and more focused relationships with 401(k) customers and improve persistency.

Risk Analysis and Management — The Company managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through increasing the proportion of its business using products without a variable asset

charge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Outlook — Financial Services

Increased emphasis on the need for retirement funds in the market is expected to continue the flow of deposits into the retirement accounts of existing participants. The current market trend of replacing existing defined benefit plans with defined contribution plans is expected to provide marketing opportunities in the future. The Company has participated in proposals for the few cases that have converted and has had success with its current marketing strategy.

Continued emphasis on expense management and effective customer service will allow the Company to remain competitive in the market.

Individual bank policy sales are expected to grow over the number of policies sold in 2002. Distribution channels are presently established in several large banks and management plans to expand into additional banks in 2003.

Sales are expected to grow in the 401(k) area in 2003 due to changes in the sales model. Terminations in the block should stabilize as a result of the customer support strategy implemented at the end of 2002.

Corporate

Consolidated Net Income

	Years ended December 31	
	2002	2001
	(in $ millions)	
Income:		
Premium income	$—	$—
Net investment income	(5)	(10)
Fee and other income	1	—
Total income	(4)	(10)
Benefits and Expenses:		
Paid or credited to policyholders	(2)	(2)
Other	9	14
Net operating income before income taxes	(11)	(22)
Income taxes	(4)	1
Net income before non-controlling interests	(7)	(23)
Non-controlling interests	—	—
Net income before goodwill amortization	(7)	(23)
Amortization of goodwill	—	1
Net income	$ (7)	$(24)
Summary of Net Income		
Preferred shareholder dividends	$—	$ 1
Net income — common shareholders	(7)	(25)
Net income	$ (7)	$(24)

The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, forward foreign exchange contracts, U.S. withholding taxes on dividends, and prior years' tax adjustments, as well as any U.S. related business activities of Lifeco.

Net loss for the Corporate segment of United States shareholder operations in 2002 was $7 million, compared to a net loss of $24 million after adjusting for goodwill amortization charges of $1 million for 2001,primarily reflecting the net settlement of forward foreign exchange contracts, which are described in note 1(c) to the financial statements. This segment also benefited from a reduction in withholding taxes in 2002 and credits associated with prior year income taxes.

CANADA LIFE FINANCIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

CANADA LIFE FINANCIAL CORPORATION

AUDITORS' REPORT

To the Directors of
CANADA LIFE FINANCIAL CORPORATION

We have audited the Consolidated Balance Sheets of Canada Life Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2002 and 2001 and the Consolidated Statements of Net Income, Equity, Cash Flows, and Changes in Segregated Funds for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company and of the Segregated Funds as at December 31, 2002 and 2001 and the results of its operations and its cash flows and changes in Segregated Funds for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

As disclosed in note 2(a) to the Consolidated Financial Statements, new Canadian generally accepted accounting principles required the Company to change its method of accounting for goodwill and other intangible assets, and stock-based compensation and other stock-based payments. As well, as disclosed in note 23(e)(viii) to the Consolidated Financial Statements, new United States generally accepted accounting principles required the Company to change its method of accounting for goodwill and other intangible assets.

Toronto, Canada
February 4, 2003

Chartered Accountants

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF NET INCOME

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars, except per share amounts)		
Revenues			
Premiums			
Annuities	$2,474	$2,272	$1,746
Individual life and health insurance	1,510	1,428	1,384
Group life and health insurance	1,931	1,658	1,546
	5,915	5,358	4,676
Net investment income *(note 7(c))*	2,154	2,241	2,306
Fee and other income *(note 2(o))*	529	465	479
	8,598	8,064	7,461
Expenditures			
Payments to policyholders and beneficiaries			
Annuity payments	1,352	1,246	1,128
Life, health and general benefits	2,193	1,987	1,670
Maturities, surrender payments and other	1,512	1,680	1,837
Participating policyholder dividends	295	305	289
	5,352	5,218	4,924
Increase in actuarial liabilities *(notes 3 and 9(a))*	1,129	972	707
General operating expenses	814	794	743
Commissions	539	461	409
Premium and other taxes	66	64	68
Interest expense *(note 11)*	38	39	39
Non-controlling interest in subsidiary	25	—	—
Goodwill amortization *(notes 2(a)(i) and 2(m))*	—	25	24
	7,963	7,573	6,914
Net income before income tax provision	635	491	547
Income tax provision *(note 13)*	133	153	195
Net income including participating policyholders' net income (loss)	502	338	352
Participating policyholders' net income (loss)	3	(4)	(4)
Shareholders' net income	499	342	356
Preferred share dividends	9	—	—
Common shareholders' net income	$ 490	$ 342	$ 356
Average number of common shares outstanding *(millions)*			
Basic	160.4	160.4	160.4
Diluted	160.4	160.6	160.4
Earnings per common share *(note 15)*			
Basic and diluted	$ 3.05	$ 2.13	$ 2.22

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31

	2002	2001
	(in millions of Canadian dollars)	
Assets		
Invested assets *(note 7(a))*		
Bonds	$22,317	$19,046
Mortgages	7,622	7,996
Common and preferred stocks	2,073	2,475
Real estate	1,066	941
Policy loans	1,113	1,070
Cash, cash equivalents and short-term investments *(note 2(p))*	1,159	1,142
Other	1,124	775
Total invested assets	36,474	33,445
Other assets *(note 8)*	1,717	1,506
Total general fund assets	$38,191	$34,951
Segregated funds net assets	$21,899	$22,090
Liabilities and Equity		
Policy liabilities		
Actuarial liabilities *(notes 3 and 9)*	$29,050	$27,169
Other policy liabilities	1,059	1,017
Policyholders' amounts left on deposit	453	426
Total policy liabilities	30,562	28,612
Net deferred gains *(note 7(d))*	1,472	1,491
Other liabilities *(note 10)*	1,190	875
	33,224	30,978
Subordinated debentures *(note 11)*	550	550
Non-controlling interest in subsidiary *(note 12)*	450	—
Total equity	3,967	3,423
Total general fund liabilities and equity	$38,191	$34,951
Segregated funds net liabilities	$21,899	$22,090
Commitments and contingencies *(note 21)*		

(see accompanying notes)

On behalf of the Board:

D. A. Nield
Chairman of the Board and
Chief Executive Officer

T. Iain Ronald
Chairman of the Audit and
Risk Management Committee

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Participating policyholders' equity			
Balance, beginning of year	$ 41	$ 45	$ 49
Participating policyholders' net income (loss)	3	(4)	(4)
Balance, end of year	44	41	45
Currency translation			
Balance, beginning of year	(1)	(1)	(2)
Net unrealized gain on translation of net investments in foreign operations	5	—	1
Balance, end of year	4	(1)	(1)
Total participating policyholders' equity	$ 48	$ 40	$ 44
Shareholders' equity			
Share capital			
Preferred shares *(note 14)*			
Balance, beginning of year	$ 145	$ —	$ —
Issue of preferred shares	—	145	—
Balance, end of year	145	145	—
Common shares *(note 14)*			
Balance, beginning and end of year	$ 317	$ 317	$ 317
Retained earnings			
Balance, beginning of year	$2,910	$2,652	$2,373
Shareholders' net income	499	342	356
Dividends paid to preferred shareholders	(9)	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Canada Life Capital Securities (''CLiCS'') issuance costs	(5)	—	—
Balance, end of year	3,299	2,910	2,652
Currency translation account			
Balance, beginning of year	11	(77)	(52)
Net unrealized gain (loss) on translation of net investments in foreign operations	147	88	(25)
Balance, end of year	158	11	(77)
Total retained earnings	$3,457	$2,921	$2,575
Total shareholders' equity	$3,919	$3,383	$2,892
Total equity	$3,967	$3,423	$2,936

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Cash flows from operating activities			
Net income including participating policyholders' net income (loss)	$ 502	$ 338	$ 352
Items not affecting cash and cash equivalents:			
Increase in actuarial liabilities and other policy liabilities	453	1,167	708
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(206)	(282)	(336)
Other, including future income taxes	2	68	64
Net change in other operating assets and liabilities	269	(130)	(9)
Increase due to operating activities	1,020	1,161	779
Cash flows from investing activities			
Sales, maturities and scheduled redemptions of:			
Bonds	14,196	21,570	9,836
Mortgages	2,380	2,672	3,460
Common and preferred stocks	1,278	869	1,223
Real estate	49	66	394
Other investments	409	119	174
Purchases of:			
Bonds	(16,365)	(22,248)	(10,384)
Mortgages	(1,947)	(2,852)	(3,781)
Common and preferred stocks	(861)	(1,278)	(1,116)
Real estate	(89)	(111)	(156)
Other investments	(708)	(294)	(105)
Net short-term investments	57	227	(251)
Net policy loans	(43)	(45)	(27)
Acquisitions, net of cash paid *(note 4)*	302	—	176
Decrease due to investing activities	(1,342)	(1,305)	(557)
Cash flows from financing activities			
Issue of preferred shares *(note 14)*	—	145	—
Issue of CLiCS *(note 12)*	445	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Dividends paid to preferred shareholders	(9)	—	—
Increase (decrease) due to financing activities	340	61	(77)
Effect of changes in exchange rates on cash and cash equivalents	56	25	(8)
Net increase (decrease) in cash and cash equivalents for the year	74	(58)	137
Cash and cash equivalents, beginning of year	993	1,051	914
Cash and cash equivalents, end of year	1,067	993	1,051
Short-term investments, end of year	92	149	373
Cash, cash equivalents and short-term investments, end of year	$ 1,159	$ 1,142	$ 1,424
Supplementary disclosure of cash flow information:			
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$ 63	$ 39	$ 39
Income taxes paid, net of refunds	$ 13	$ 172	$ 97

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SEGREGATED FUNDS

For the years ended December 31

	2002	2001	2000
	(in millions of Canadian dollars)		
Additions to segregated funds			
Deposits and transfers from the general fund	$ 3,721	$ 3,828	$ 3,692
Reclassifications from the general fund and transfer of seed money	664	—	—
Net investment income	532	438	636
Currency translation adjustment	1,375	359	(301)
Tax recovery	10	60	32
	6,302	4,685	4,059
Deductions from segregated funds			
Withdrawals, benefit payments and transfers to the general fund	2,362	2,033	2,690
Operating expenses	393	353	379
Net decrease in fair value of investments	3,738	2,592	482
	6,493	4,978	3,551
Net additions (deductions) to segregated funds for the year	(191)	(293)	508
Segregated funds net assets, beginning of year	22,090	22,383	21,875
Segregated funds net assets, end of year	$21,899	$22,090	$22,383

(see accompanying notes)

CONSOLIDATED STATEMENTS OF SEGREGATED FUNDS NET ASSETS

As at December 31

	2002	2001
	(in millions of Canadian dollars)	
Common and preferred stocks	$16,214	$17,769
Bonds	2,455	2,219
Cash, cash equivalents and short-term investments	2,291	1,536
Real estate	944	788
Mortgages	9	8
Investment income due and accrued	242	20
Tax liability	(49)	(61)
Due to brokers and others	(207)	(189)
	$21,899	$22,090

(see accompanying notes)

CANADA LIFE FINANCIAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BUSINESS ACTIVITIES

Canada Life Financial Corporation ("the Company"), incorporated on June 21, 1999, was formed for the purpose of becoming a publicly traded holding company of The Canada Life Assurance Company ("CLA"), which demutualized on November 4, 1999. Both companies are registered under the Insurance Companies Act (ICA), Canada, which is administered by the Office of the Superintendent of Financial Institutions (OSFI), Canada. The Company offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United Kingdom, the United States and the Republic of Ireland, and in several other jurisdictions.

The 2001 and 2000 comparative figures have been reclassified to conform to presentation changes adopted in 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP) for life insurance enterprises, including the accounting requirements of OSFI. There are no differences between GAAP and OSFI accounting requirements. See note 23 for a description and reconciliation of differences between GAAP in Canada and the United States.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as at the date of the Consolidated Financial Statements and income and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates are related to the determination of actuarial liabilities which are discussed in note 3.

The significant accounting policies followed in the preparation of these Consolidated Financial Statements are summarized as follows:

(a) Accounting policy changes

(i) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted prospectively the new recommendations for Goodwill and Other Intangible Assets issued by the Canadian Institute of Chartered Accountants (CICA). Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to shareholders' net income. Goodwill and intangible assets with indefinite lives are subject to an annual impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general operating expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its required transitional impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired. In addition, the Company has completed the required annual impairment test for 2002 and determined that goodwill is not impaired.

(ii) Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the CICA's new recommendation for Stock-Based Compensation and Other Stock-Based Payments, which allows for the use of either the fair value or intrinsic value methods to account for certain stock-based compensation agreements. The Company has adopted this recommendation retroactively without restatement of prior periods as the restatements were not material to the Consolidated Financial Statements. The Company uses the intrinsic value method of accounting for such awards, under which no compensation expense is recognized for stock options where the exercise price is equivalent to the closing market price of the Company's shares on the Toronto Stock Exchange (TSX) the day prior to the option grant date. The new recommendation also requires that stock appreciation rights ("SARs") that can be settled in cash be recorded as liabilities for the excess of the market value of the shares over the exercise price. Refer to Note 2(s) for future changes to this accounting policy.

(b) Other changes

(i) Valuation of invested assets held for the general fund

In the third quarter of 2002, the Company changed the application of the rate used for the moving average market method for stocks and real estate portfolios in accordance with the requirements of OSFI. The fair value adjustment of the difference between the carrying value and period-end fair value and the amortization of net realized gains and losses have been changed to 5% per quarter from 15% per annum for stocks and 3% per quarter from 10% per annum for real estate. The Company adopted this change in estimate in the third quarter on a prospective basis. The impact of this change on these Consolidated Financial Statements was not material.

(c) Basis of consolidation

These financial statements consolidate the operating results and financial position of the Company and its subsidiaries. All intercompany balances have been eliminated.

(d) Participating account

The ICA requires the Company to maintain two accounts within its general fund: one for its participating policies ("the participating account") and one for all of its other business ("the shareholders' account"). Through its participating account, the assets, liabilities, income and equity relating to the Company's participating policies are recorded separately.

The participating account is comprised of two main subdivisions. The liabilities for participating policies issued or assumed by the Company prior to demutualization are held in closed block sub-accounts. These liabilities for guaranteed and other non-guaranteed benefits are determined using best estimate assumptions. If at any time the value of the assets allocated to these policies were, in the opinion of the Appointed Actuary, less than the assets required in the long term to support the liabilities of these policies and the future reasonable net income expectations of the policyholders, assets having a sufficient value to rectify the situation would be transferred first from the additional ancillary sub-accounts maintained in the participating account for this purpose and then, if the deficiency is expected to be permanent, from the shareholders' account. Any such transfers from the shareholders' account would be recorded as a charge to shareholders' net income.

The second main subdivision comprises the open block sub-accounts containing all liabilities in respect of new participating policies issued on or after demutualization. On demutualization, $50 million of seed capital was transferred from retained earnings of the shareholders' account to the participating account. Subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholders' account if the seed capital is no longer required to support the new participating policies. Transfers of seed capital to the shareholders' account would be returns of capital and would be recorded as adjustments to shareholders' retained earnings. A reasonable rate of return on seed capital is recognized as income in the shareholders' account and an expense in the participating account. In addition, a percentage of the net income of the new participating policies may be transferred to the shareholders' account as permitted by regulation.

(e) Valuation of invested assets held for the general fund

(i) Bonds and mortgages

Bonds, including asset-backed fixed term securities, and mortgages are carried at amortized cost, net of allowances for specific losses (refer to note 2(e)(v)).

The difference between the proceeds on the sale of a bond or mortgage prior to maturity and its carrying value is considered to be an adjustment of future portfolio yield. This difference is deferred on the Consolidated Balance Sheets and amortized to net income over the remaining term to maturity.

(ii) Stocks and real estate

Portfolio investments in stocks and real estate, which include Company-occupied premises, are carried at a value that is adjusted toward fair value each year. Prior to the adoption on July 1, 2002 of the new OSFI requirement, the adjustment for stocks was 15% per annum of the difference between carrying value and year-end fair value. The fair value adjustment for real estate was 10% per annum of the difference between carrying value and appraised value. Appraised value is determined annually based on a combination of internal appraisals established by the Company and independent appraisals. All real estate properties are independently appraised at least once every three years.

Net realized gains and losses on the disposal of stocks and real estate are deferred on the Consolidated Balance Sheets and were amortized to net income on a declining balance basis at 15% per annum for stocks and at 10% per annum for real estate.

Refer to note 2(b)(i) for a description of the change to this policy that was adopted prospectively in the third quarter of 2002.

(iii) Policy loans

Policy loans are carried at their unpaid balance and are fully secured by the cash surrender value of the policies on which the respective loans are made.

(iv) Other invested assets

Other invested assets generally include the Company's investment in equipment leases, limited partnerships and equity investments in which the Company has the ability to exercise significant influence. Equipment leases are carried at cost less accumulated amortization. Equity investments and limited partnerships are carried at cost plus the Company's pro rata share of the investees' net income (loss), less any distributions paid to the Company during the year.

(v) Impaired investments and provisions for losses

Impaired investments include all loans with payments of 90 days or more in arrears unless their repayment has been insured by a government authority or representative thereof. Impaired investments also include loans that are not in arrears but where management has determined that an impairment in value exists.

The carrying value of the Company's investment in a bond or mortgage is reduced by a specific provision for loss to the extent an impairment in value is deemed to exist. A specific provision for loss is established whenever there is a decline in the value of a bond, which is other than temporary, or when the recovery of the principal and accrued interest on a mortgage is in doubt and the value of the underlying security is also impaired. A specific provision for loss is only reduced as a result of a write-off or sale of the impaired investment, or if the conditions that caused the impairment no longer exist. Accrual of interest is discontinued and previously accrued interest is reversed on impaired bonds and impaired mortgages where payments are 90 days or more in arrears.

Property that is acquired due to a mortgage foreclosure and held for resale is classified as real estate and is valued at the lower of the amortized cost of the mortgage at the time of foreclosure and the net realizable value of the property. Any losses on foreclosure and subsequent adjustments to net realizable value are recognized in net income immediately.

The carrying value of the stock portfolio or the real estate portfolio is written down to fair value immediately if there is an other than temporary decline in the value of either portfolio. The Company treats the stock and real estate portfolios as separate portfolios for the purpose of assessing whether permanent impairment exists.

In addition to specific provisions noted above for existing asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of the actuarial liabilities as disclosed in note 3 and as required by the Canadian Institute of Actuaries (CIA) and OSFI.

(f) Fair value

(i) Bonds and mortgages

The fair value of publicly traded bonds and asset-backed fixed term securities is determined using quoted market prices. The fair value of bonds and mortgages that are not publicly traded is determined by discounting the expected future cash flows related to these loans at market interest rates.

(ii) Common and preferred stocks

The fair value of common and preferred stocks is determined using quoted market prices. The fair value of common and preferred stocks that are not publicly traded is determined by discounting expected future cash flows at risk-adjusted rates of return.

(iii) Real estate

The fair value of real estate is determined based on the appraised value as described in note 2(e)(ii).

(iv) Other invested assets and policy loans

The fair value of other invested assets and policy loans is generally estimated to equal carrying value.

(v) Subordinated debentures

The fair value of the Company's subordinated debentures is determined based on the value in the market for equivalently rated securities of similar terms.

(g) Segregated funds

The Company manages certain funds that are segregated from the general fund of the Company. This business includes Canadian segregated annuity funds; unit-linked life insurance and annuity business in the United Kingdom and the Republic of Ireland; and variable annuity separate account business in the United States. The net assets of these funds are carried at fair value, and a corresponding amount is reported as a liability. Fair value is determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. Income earned from fund management fees is included in fee and other income in the general fund. Certain individual contracts have guarantees from the Company. In these cases, a separate actuarial liability is established in the general fund to provide for any unexpected losses resulting from the guarantee.

(h) Foreign currency translation

Foreign currency assets and liabilities are translated into Canadian dollars using the rates of exchange in effect at the balance sheet dates. Revenues and expenditures are translated into Canadian dollars at average rates of exchange during the year.

The Company's currency translation account (CTA) arises from the translation of its self-sustaining foreign operations. Unrealized foreign currency gains and losses arising on the translation of the accounts of the Company's foreign operations and on forward foreign exchange agreements that are used to hedge the exposure of the Company's investments in foreign operations are recorded as a direct adjustment to the CTA. The CTA is presented as a separate component of equity on the Consolidated Statements of Equity.

(i) Income taxes

The Company uses the liability method of tax allocation. Future income tax assets and liabilities reflect the net tax effects of temporary differences between the value of assets and liabilities reported for financial statement purposes and those reported for income tax purposes. Future income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the asset or liability is realized, which are those that are enacted or substantively enacted at the Consolidated Balance Sheet dates. Future income tax assets are recognized only to the extent that it is more likely than not that the income tax benefit will be realized.

(j) Employee future benefit liabilities

The Company maintains defined benefit pension plans and provides other post-retirement benefits such as post-retirement life, health and dental insurance benefits for its employees and agents. The assets supporting the trusteed pension plans of the Company are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general fund assets of the Company. The accrued benefit is determined using a market rate of interest.

The actuarial valuations of the pension obligations are determined using the projected benefit method prorated on service, based on management's best estimate assumptions. Pension and other post-retirement benefit costs for the year are based on the estimated benefits earned by the employees and agents during the year. Pension plan surplus or deficit, changes in assumptions and plan amendments, as well as experience gains and losses, are amortized to income over the expected average remaining service life of plan members.

(k) Derivative financial instruments

The Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Realized and unrealized gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.

(l) Reinsurance

The Company's premium income, payments to policyholders and beneficiaries, actuarial liabilities and increase in actuarial liabilities are all shown net of amounts ceded to, or including amounts assumed from, other insurers.

(m) Goodwill and other intangible assets

Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition. Prior to 2002, goodwill resulting from acquisitions before July 1, 2001 was generally amortized to income on a straight-line basis over 10 years. Refer to note 2(a)(i) for a description of changes to this policy that were effective January 1, 2002.

(n) Gross premiums

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

(o) Fee and other income

Fee and other income primarily includes fees earned from the management of the Company's segregated funds assets, third party assets and fees earned from investment management services provided by subsidiary companies.

(p) Cash, cash equivalents and short-term investments

Cash equivalents consist of investments with original maturities at acquisition of three months or less. Short-term investments consist of investments with original maturities at acquisition exceeding three months, but less than twelve months.

(q) Software costs

For those costs that meet specific criteria, the Company capitalizes and amortizes software acquisition and development costs over a period not exceeding five years.

(r) Repurchase agreements

The Company enters into repurchase agreements that involve sales of securities under agreements to repurchase the securities at a later date at an agreed-upon price. These agreements are treated as collateralized borrowing transactions and are included in other liabilities at the amounts at which the securities were sold. Interest incurred on repurchase agreements is included in net investment income.

(s) Future changes in accounting policy

(i) Stock-based compensation and other stock-based payments

For fiscal 2003, the Company has elected to adopt the fair value method of accounting for stock options as encouraged in the CICA's recommendations for Stock-Based Compensation and Other Stock-Based Payments. The Company will recognize prospectively the compensation expense for stock option awards granted after January 1, 2003. The amount of the additional compensation expense depends on the number of options granted and their fair value at the date of grant. Refer to Note 17 for pro forma disclosure on options granted in fiscal 2002.

(ii) Hedging

During the year, the CICA issued a new accounting guideline on hedging relationships that will be effective for the Company beginning January 1, 2004. The guideline establishes the criteria that must be met in order to apply hedge accounting for derivatives. Changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statements of Net Income. The impact of implementing this guideline on the Company's future results will depend on the Company's hedging strategies and market volatility.

3. SIGNIFICANT ACTUARIAL POLICIES

Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions and policy administrative expenses for all insurance and annuity policies in force with the Company. The Company's Appointed Actuary is responsible for determining the amount of the actuarial liabilities such that sufficient funds will be available in the future to meet the Company's obligations. The valuation methods used by the Appointed Actuary are determined using generally accepted actuarial practices, according to standards established by the CIA. The valuation methods used by the Company were changed in 2001 to adopt retroactively the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers (Life SOP) as required by the CIA. In addition, the determination of the actuarial liabilities includes the discounting effect of future income taxes relating directly to items included in the computation of these liabilities.

The valuation methodology under Life SOP is the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations. The method consists of four basic steps:

1. Determination of the period over which these projections are performed.
2. Projection of liability cash flows.
3. Projection of asset cash flows.
4. Performance of economic scenario testing under a variety of plausible economic conditions.

The Company maintains specific asset funds to back each major line of business. The projection of liability and asset cash flows recognizes these specific asset funds.

(a) Selecting the projection period

The projection period is chosen so as to include all insured events in the valuation process. The projection period is long enough to encompass all material policy-related obligations arising from commitments the insurer has made on, or before, the valuation date. For example, the projection period for a traditional non-participating individual life policy is the maturity date of the contract.

For certain segregated funds products without significant insurable events, Life SOP requires a method for determining general fund actuarial liabilities which involves a projection of future policy expense margins and a comparison of these amounts to expenses associated with the acquisition of these policies that have not yet been recovered. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

For certain group life and health insurance products, Life SOP allows for the amortization and recovery of acquisition expenses from policy expense margins that are expected to be received in the future. To the extent these future margins will allow for the future recovery of these unrecovered expenses, the unrecovered expenses are a reduction to actuarial liabilities otherwise computed.

(b) Projecting liability cash flows

Projecting liability cash flows involves the use of best estimates for the following assumptions: mortality, morbidity, administrative expenses, policyholder dividends, and policy lapses and surrenders. Actual experience is monitored against these assumptions to ensure they remain reasonable.

The process of projecting liability cash flows involves the estimation of the occurrence of events (e.g., a policyholder's death or surrender) that may or may not happen until many years in the future. Due to the uncertainties involved in this process, best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. These margins increase actuarial liabilities and reduce the net income that otherwise would be recognized at the inception of a policy.

The range for these margins is set out in guidelines issued by the CIA. Given the diversity and size of the Company's portfolio, the risk of deviations being significantly different than expected is relatively low, so that margins at the low end of the permissible range are often justifiable. However, the Company often follows a more prudent practice of establishing margins close to the middle of the range.

(c) Key assumptions for projecting liability cash flows

The following is a description of the methods used to calculate the best estimates for the significant non-economic assumptions used in the projection of liability cash flows.

(i) Mortality

Mortality relates to the incidence of death. For life insurance, the Company conducts annual mortality studies for each country and line of business. The Company's assumptions are derived by expressing its own average experience over the last five years as a percentage of the most recent industry experience tables.

For major payout annuity blocks of business, the Company conducts annual mortality studies and the rates used are based on the average experience over the last five years. In the case of smaller blocks of annuity business where the experience is too small to be reliable, intercompany pension experience tables are used. Suitable projection factors reflecting industry experience are used in all cases to allow for the improving mortality trends.

(ii) Morbidity

Morbidity generally refers to the incidence of sickness and accident claims, and to the rate of recovery of such claimants.

For people who are not currently disabled, the morbidity assumptions for individual policies are based on recent internal studies translated into various factors applied to standard industry morbidity tables. For group policies, the premium can be changed each year due to changing claims experience and, therefore, the liability is set equal to a portion of the premiums paid in advance.

For people who are disabled, the termination assumptions are based on recent internal studies and translated into factors applied to standard industry tables.

(iii) Administrative expenses

Actuarial liabilities include amounts to provide for the costs of administering policies in force such as the cost of collecting premiums, processing and adjudicating claims, periodic communications with policyholders, related indirect expenses and a share of overhead costs.

Allowances for expenses are based on the Company's most recent internal cost analysis, with adjustments to the current valuation year. The internal cost analysis is reviewed and updated annually. These expenses are projected into the future with allowances for inflation.

(iv) ***Policyholder dividends***

Policy liabilities include the present value of the estimated future payments of participating policyholder dividends, including terminal bonus dividends for policies issued in the United Kingdom and the Republic of Ireland. Dividends paid to participating policyholders are calculated in accordance with the dividend policy established by the Board of Directors ("the Board").

(v) ***Policy lapses and surrenders***

Although a policy contract may call for the payment of premiums over the full term of the policy, policyholders may choose not to continue to pay premiums, thereby allowing their policy to lapse. Policyholders may also choose to surrender their policy in return for the policy's cash surrender value. Policy termination rate assumptions are based on the Company's recent experience by country and line of business. For certain products, the actuarial liability decreases as policy termination rates increase. On such products, very low policy termination rates are assumed in establishing the liabilities.

(d) Projecting asset cash flows

Asset cash flow projections reflect future scheduled events (e.g., coupon payments and maturities on bonds) as well as the use of best estimates for the following assumptions: investment expenses, asset defaults and pre-payments. These best estimate assumptions are adjusted by margins for adverse deviations, which provide for possible unfavourable deviations from expected experience. Assumptions are also made about reinvestment/disinvestment strategies for net cash flows.

(e) Economic scenario testing

A variety of economic scenarios are tested for most products. Scenarios include increases or decreases in interest rates, as well as changing patterns of these rates. The level of actuarial liabilities is determined by considering the amount of assets that must be set aside currently to provide for all future obligations under the more adverse economic scenarios tested.

4. ACQUISITIONS AND DISPOSITIONS

On October 1, 2002, the Company completed an agreement to acquire a substantial block of group life and long term disability insurance business in the United Kingdom, reinsuring these risks on that date. Formal transfer of the business will occur after court approval, expected in mid-2003. Results are included in the Consolidated Statements of Income since the date of acquisition. The acquisition had a purchase price of approximately $53 million, including transaction costs, net of tax, of $3 million.

The purchase price allocation is as follows:

Net liabilities acquired:	
Cash	$ 410
Bonds	292
Other assets	120
	822
Policy liabilities	866
Other liabilities	80
	946
	$ (124)
Consideration paid:	
Cash consideration	$ 50
Transaction costs, net of taxes	3
	$ 53
Goodwill on acquisition	$ 177

On October 31, 2002, the Company completed a transaction to acquire a Canadian provider of preferred term life insurance products in Canada. The acquisition had a purchase price of $58 million, including transaction costs of $1 million. The Company acquired $26 million of assets including $3 million of cash, $24 million of negative actuarial liabilities, and $7 million of other liabilities and recorded goodwill on the acquisition of $15 million.

In 2000, the Company sold its 100% interest in its general insurance subsidiary, Canada Life Casualty Insurance Company. Included in the December 31, 2000 Consolidated Statement of Net Income was revenue of $132 million and net income of $10 million relating to the general insurance subsidiary, and included in fee and other income, a gain of $18 million, net of tax from the disposition of this subsidiary.

5. INTEREST RATE, FOREIGN CURRENCY, CREDIT AND LIQUIDITY RISK

(a) Interest rate risk

Interest rate risk is the risk that the economic value of the Company is adversely impacted by changes in interest rates. The interest rate risk associated with the Company's annuity and pension products is of particular importance because these products constitute

approximately 59% (58% in 2001) of the Company's general fund actuarial liabilities. The timing and amount of the Company's obligations under annuity and pension products can be determined with reasonable certainty and the mismatch positions of the assets supporting these liabilities is monitored quarterly to measure compliance with the limits set out in the Company's Investment Policy.

The following table shows the estimated amount of the future asset and liability cash flows associated with the Company's annuity and pension products that were in force at December 31 and reflects the appropriate repricing or maturity date. The cash flow gap between the assets and the liabilities is also noted. These cash flows include the effect of any off-balance sheet derivative financial instruments the Company has entered into for asset/liability management purposes.

For the years ended December 31:

	Repricing or maturity date				
	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	Over 20 years
	(in millions of Canadian dollars)				
2002					
Assets	$2,459	$8,877	$5,762	$8,567	$6,244
Liabilities	2,395	8,813	5,893	7,931	6,832
Cash flow gap	$ 64	$ 64	$ (131)	$ 636	$ (588)
2001					
Assets	$2,740	$8,423	$5,669	$7,679	$5,655
Liabilities	2,827	8,331	5,470	7,065	6,445
Cash flow gap	$ (87)	$ 92	$ 199	$ 614	$ (790)

Two related methods are used by the Company to measure and to monitor the interest rate risk associated with the Company's annuity and pension products.

(i) ***Duration mismatch***

The following table indicates, in years, the duration mismatch that is associated with the Company's annuity and pension products as at December 31:

	2002	2001
	(in years)	
Asset duration	7.73	7.01
Liability duration	7.67	6.99
Duration mismatch	0.06	0.02

(ii) ***Net present value***

The impact on the net present value (NPV) of the Company's annuity and pension products of a 1% parallel change in interest rates, as at December 31, is shown in the following table:

	2002	2001
	(in millions of Canadian dollars)	
NPV	$321	$366
Impact on NPV if interest rate changed +1%	(50)	(53)
Impact on NPV if interest rate changed −1%	34	44

The margins for adverse deviations set aside in the actuarial liabilities, as described in note 3, take into account adverse interest rate movements that are significantly more adverse than the parallel 1% change shown above.

(b) Foreign currency risk

Foreign currency risk is the risk of loss due to adverse movements in foreign currency rates as compared to the Canadian dollar. A 1% strengthening of the Canadian dollar relative to the currencies in the foreign jurisdictions in which the Company operates would reduce shareholders' retained earnings by $33 million ($24 million in 2001) and net income by $3 million ($3 million in both 2001 and 2000) after taking into account the effect of any off-balance sheet derivative financial instruments that the Company has entered into for purposes of hedging against adverse changes in foreign exchange rates.

(c) Credit risk

Credit risk is the risk of financial loss due to the failure of a debtor to honour its obligations to the Company. Potential areas of significant concentration of credit risk include non-investment grade bonds and non-insured mortgages, which in 2002 amounted to carrying values of $864 million and $6,654 million, respectively (in 2001, $818 million and $7,121 million, respectively) and represented 21% of the total invested asset portfolio (24% in 2001). The carrying values of impaired non-investment grade bonds and non-insured mortgages in 2002

were $65 million and $6 million, respectively (in 2001, $138 million and $15 million, respectively) and represented 0.19% of the invested asset portfolio in 2002 (0.46% in 2001).

Credit risk associated with an individual counterparty is indicated by the Company's largest exposure to any one corporate entity's fixed term investments, including term preferred shares. The Company's largest exposure to any one corporate entity in 2002 was $191 million ($192 million in 2001).

The Company's exposure to credit risk relating to its off-balance sheet investments in derivative financial instruments is disclosed in note 20.

(d) Liquidity risk

Liquidity risk refers to the ability of the Company to meet its obligations to policyholders and creditors as they fall due.

The sources of liquidity are as follows:

	2002	2001
	(in millions of Canadian dollars)	
Cash, cash equivalents and short-term investments	$ 1,159	$ 1,142
Senior government securities	6,938	5,283
Other government securities and corporate bonds	8,591	7,353
Insured mortgages	968	875
Total	$17,656	$14,653

At December 31, 2002, the Company had $431 million ($472 million in 2001) available from the unused portion of revolving lines of credit.

Liquidity must be maintained, in particular, to provide for life insurance policies, which permit policyholders to surrender their policies for a guaranteed surrender value at any time. Some annuity policies may also be surrendered prior to the end of the stated maturity dates for a value determined by the terms of the policy. The aggregate amount of outstanding cash surrender values if all policies had been surrendered as at December 31, 2002 was $12,593 million ($12,977 million in 2001). Actual cash surrenders during the year amounted to $1,446 million ($1,500 million in 2001). Policyholder dividends left on deposit with the Company can be withdrawn on demand at any time, and as at December 31, 2002 totalled $306 million ($301 million in 2001). Policyholder dividends withdrawn during the year totalled $34 million ($31 million in 2001).

6. REINSURANCE

(a) Reinsurance

The Company has a variety of reinsurance business arrangements in place whereby the Company accepts reinsurance from other insurers and reinsurers and, as well, uses reinsurance to manage underwriting and liability risk in the normal course of business. Reinsurance arrangements do not relieve the Company of its liability as the primary insurer. Therefore, the Company may be exposed to credit risk relating to its reinsurers and retrocessionaires.

The following summarizes the gross and net impacts of reinsurance on certain financial statement line items:

	2002	2001	2000
	(in millions of Canadian dollars)		
Premiums			
Direct written	$ 6,618	$ 5,976	$ 5,007
Reinsurance assumed	569	436	387
Reinsurance ceded	(1,272)	(1,054)	(718)
Net premiums	$ 5,915	$ 5,358	$ 4,676
Payments to policyholders and beneficiaries and increase in actuarial liabilities			
Gross expense	$ 7,151	$ 7,262	$ 6,040
Reinsurance ceded	(670)	(1,072)	(409)
Net expense	$ 6,481	$ 6,190	$ 5,631
Policy liabilities			
Gross policy liabilities	$31,993	$29,835	$27,177
Reinsurance ceded	(1,431)	(1,223)	(491)
Net policy liabilities	$30,562	$28,612	$26,686

(b) Impact of September 11, 2001

As part of its reinsurance business, the Company has special risk reinsurance (including workers' compensation and catastrophe coverage) contracts with other insurers and reinsurers on which it has incurred losses as a result of the terrorist attack of September 11, 2001. During 2002, the Company paid claims and updated its estimate as appropriate for experience, reducing the overall net provision to $122 million

pre-tax as at December 31, 2002 ($131 million pre-tax in 2001). The Company believes its current estimates of gross and net losses incurred are sufficient, but they may be subject to adjustment as additional information is received.

The total provision is comprised as follows:

Impact of September 11, 2001	Gross exposure	Reinsurance recoveries	Exposure net of recoveries	Catastrophe coverage	Net exposure	Additional provision	Total provision
			(in millions of Canadian dollars)				
Total provision, beginning of year (1)	$606	$(415)	$191	$(100)	$ 91	$40	$131
Paid claims	(44)	34	(10)	—	(10)	—	(10)
Change in estimate	(69)	43	(26)	—	(26)	27	1
Paid expenses	—	—	—	—	—	(6)	(6)
Effect of changes in currency translation rates	11	(6)	5	—	5	1	6
Total provision, end of year (1)	$504	$(344)	$160	$(100)	$ 60	$62	$122

(1) All amounts included in the table in note 6(a).

The reinsurance recoveries at December 31, 2002 relate to over 20 reinsurance relationships. Of the reinsurance recoverable amount at December 31, 2002, according to A.M. Best, 34% (58% in 2001) is with companies rated A+ or better, 56% (34% in 2001) is with companies rated A and 10% (8% in 2001) is with companies rated A–.

The Company has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in the process of collecting all amounts owed by such parties. Based on the information that the Company has to date, the Company believes that it will succeed in enforcing its rights in respect of each of its reinsurance arrangements.

7. GENERAL FUND INVESTMENTS AND NET INVESTMENT INCOME

(a) Invested assets

	Carrying value of unimpaired investments	Carrying value of impaired investments	Total carrying value of investments	Unrealized gains	Unrealized losses	Fair value of investments
			(in millions of Canadian dollars)			
2002						
Bonds						
Government — Canada	$ 2,972	$ —	$ 2,972	$ 249	$ (2)	$ 3,219
Government — foreign	5,296	—	5,296	337	(1)	5,632
Corporate and other	13,966	83	14,049	1,244	(162)	15,131
Mortgages						
Residential	2,890	—	2,890	347	(36)	3,201
Non-residential	4,726	6	4,732	514	(30)	5,216
Common and preferred stocks	2,072	1	2,073	124	(316)	1,881
Real estate (including foreclosed properties)	1,063	3	1,066	145	(15)	1,196
Other invested assets	3,380	16	3,396	—	—	3,396
Total	$36,365	$109	$36,474	$2,960	$(562)	$38,872
2001						
Bonds						
Government — Canada	$ 2,873	$ —	$ 2,873	$ 143	$ (21)	$ 2,995
Government — foreign	3,501	—	3,501	175	(27)	3,649
Corporate and other	12,534	138	12,672	732	(182)	13,222
Mortgages						
Residential	2,907	—	2,907	212	(7)	3,112
Non-residential	5,074	15	5,089	328	(15)	5,402
Common and preferred stocks	2,475	—	2,475	275	(179)	2,571
Real estate (including foreclosed properties)	938	3	941	124	(42)	1,023
Other invested assets	2,968	19	2,987	15	—	3,002
Total	$33,270	$175	$33,445	$2,004	$(473)	$34,976

Invested assets of the Company with a carrying value of $31,555 million ($29,671 million in 2001) and a fair value totaling $34,019 million ($31,174 million in 2001), as well as the cash flows derived therefrom, support the actuarial and other liabilities of the operating funds, participating policyholders' equity and the non-operating fund liabilities disclosed in note 9(c). Changes in the fair value

of these assets generally will not cause a corresponding change in equity, as they would be offset by changes in actuarial liabilities. For the methods and assumptions used to estimate fair values, refer to note 2(f).

Invested assets with a carrying value of $4,919 million ($3,774 million in 2001) and a fair value totaling $4,853 million ($3,802 million in 2001) support the shareholders' equity, subordinated debentures and other liabilities of the Company. Changes in the fair value of these assets would result in unrealized gains or losses, which would ultimately cause a corresponding change in shareholders' equity. In addition, the Company has recorded net deferred realized gains relating to the sale of assets supporting shareholders' equity of $257 million ($332 million in 2001). These net deferred realized gains and the unrealized gains or losses will be amortized to net income in the future in accordance with the accounting policies described in note 2(e).

The carrying value and fair value of bonds, by contractual maturity, are as follows:

	2002		2001	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
	(in millions of Canadian dollars)			
Due in 1 year or less	$ 1,522	$ 1,531	$ 663	$ 665
Due after 1 year through 5 years	5,024	5,260	4,146	4,279
Due after 5 years through 10 years	3,175	3,362	3,502	3,603
Due after 10 years	12,596	13,829	10,735	11,319
Total	$22,317	$23,982	$19,046	$19,866

(b) Provisions for losses

The carrying values of impaired investments have been reduced by the following provisions for losses:

	2002	2001	2000
	(in millions of Canadian dollars)		
Bonds	$ 53	$ 48	$ 20
Mortgages	2	17	25
Common and preferred stocks	—	—	3
Real estate (including foreclosed properties)	1	1	2
Other invested assets	3	5	2
Total	$ 59	$ 71	$ 52
The change in the provisions for losses for the year is as follows:			
Provisions for losses, beginning of year	$ 71	$ 52	$ 70
Net increase (decrease) in provisions for losses on impaired investments *(note 7(c))*	(12)	17	(17)
	59	69	53
Effect of changes in currency translation rates	—	2	(1)
Provisions for losses, end of year	$ 59	$ 71	$ 52

In addition to the above specific provisions, actuarial liabilities as at December 31, 2002 include $569 million ($514 million in 2001) to provide for potential future asset defaults.

(c) **Net investment income**

	2002	2001	2000
	(in millions of Canadian dollars)		
Interest	$2,079	$2,063	$1,978
Dividends	40	59	49
Net rents	76	61	62
Amortized net gains from:			
Bonds	100	102	63
Mortgages	12	11	10
Common and preferred stocks	27	78	153
Real estate	22	20	20
Sundry	(112)	(70)	22
Losses on impaired investments:			
Net (increase) decrease in provisions for losses on impaired investments *(note 7(b))*	12	(17)	17
Write-offs and net realized losses on sale of impaired investments	(43)	(13)	(22)
Total investment income	$2,213	$2,294	$2,352
Less: investment expenses	59	53	46
Total	$2,154	$2,241	$2,306

(d) **Net deferred gains**

Net deferred gains are calculated in accordance with note 2(e) and include deferred realized gains and losses on the sale of investments. The balances are as follows:

	2002	2001
	(in millions of Canadian dollars)	
Bonds	$1,044	$ 951
Mortgages	73	56
Common and preferred stocks	258	388
Real estate	97	96
Total	$1,472	$1,491

8. OTHER ASSETS

Other assets consist of the following:

	2002	2001
	(in millions of Canadian dollars)	
Future income taxes *(note 13)*	$ 303	$ 394
Investment income due and accrued	435	369
Accounts receivable	271	285
Capital assets	206	140
Goodwill	331	137
Premiums receivable	157	123
Prepaid expenses and other assets	14	58
Total	$1,717	$1,506

9. ACTUARIAL LIABILITIES

(a) Changes in actuarial liabilities

	2002			2001		
	Participating	Non-participating	Total	Participating	Non-participating	Total
	(in millions of Canadian dollars)					
Balance, beginning of year	$5,680	$21,489	$27,169	$5,215	$20,266	$25,481
Set aside on new and existing business	375	779	1,154	341	658	999
Reclassification from non-participating to participating	38	(38)	—	—	—	—
Net change resulting from revised assumptions and refinements used in calculating certain liabilities (1)	(9)	(16)	(25)	(6)	(21)	(27)
	404	725	1,129	335	637	972
Acquisitions	—	842	842	—	—	—
Reclassification from the general fund to the segregated funds	—	(642)	(642)	—	—	—
Effect of changes in currency translation rates	170	382	552	130	586	716
Balance, end of year	$6,254	$22,796	$29,050	$5,680	$21,489	$27,169

(1) Included in actuarial liability releases for 2002 were releases for maintenance expenses of $34 million, releases for individual insurance mortality of $48 million, a net strengthening of $55 million in the U.K. for annuitant mortality and guaranteed annuity options, and miscellaneous other changes netting to a strengthening of $2 million.

Included in actuarial liability releases for 2001 were reductions of $14 million in U.S. individual insurance on account of mortality and expenses and $11 million in U.K. and Irish unit-linked insurance on account of mortality. Additionally, there was a further net release of $2 million in respect of a variety of other items.

(b) Distribution of actuarial liabilities

The actuarial liabilities, by line of business and geographic territory, consist of the following:

	Participating	Non-participating			
	Insurance and annuities	Annuities	Individual life and health insurance	Group life and health insurance	Total
		(in millions of Canadian dollars)			
2002					
Canada	$2,733	$ 6,607	$ 988	$1,173	$11,501
United Kingdom	1,256	4,580	311	1,309	7,456
United States	1,433	5,290	1,829	435	8,987
Republic of Ireland	454	156	(97)	16	529
International and Reinsurance	378	29	103	67	577
Total	$6,254	$16,662	$3,134	$3,000	$29,050
2001					
Canada	$2,521	$ 6,570	$1,048	$1,137	$11,276
United Kingdom	1,196	3,630	289	347	5,462
United States	1,268	5,214	1,919	387	8,788
Republic of Ireland	343	318	413	15	1,089
International and Reinsurance	352	39	104	59	554
Total	$5,680	$15,771	$3,773	$1,945	$27,169

Actuarial liabilities have been reduced by reinsurance ceded as follows:

	2002	2001
	(in millions of Canadian dollars)	
Canada	$551	$327
United Kingdom	134	113
United States	46	47
Republic of Ireland	18	19
International and Reinsurance	117	97
Total	$866	$603

c) **Carrying value of assets supporting each product line**

The carrying value of total assets backing actuarial liabilities, other liabilities and equity is as follows:

	Operating funds				Equity, subordinated debentures, non-operating fund and other liabilities (1)	Total	
	Participating	Non-participating					
			Life and health insurance				
	Insurance and annuities	Annuities	Individual	Group		2002	2001
			(in millions of Canadian dollars)				
Canada							
Bonds	$1,938	$ 4,201	$ 924	$ 876	$ 208	$ 8,147	$ 7,621
Mortgages	569	2,294	250	402	75	3,590	3,886
Common and preferred stocks	217	24	2	—	275	518	543
Real estate (including foreclosed properties)	51	—	—	—	236	287	282
Other invested assets	373	419	(29)	138	76	977	1,194
All other assets	41	95	38	115	311	600	505
	$3,189	$ 7,033	$1,185	$1,531	$1,181	$14,119	$14,031
United Kingdom							
Bonds	$ 848	$ 3,567	$ 114	$ 585	$1,332	$ 6,446	$ 4,508
Mortgages	1	521	6	—	—	528	509
Common and preferred stocks	419	171	5	5	347	947	763
Real estate (including foreclosed properties)	143	472	1	—	66	682	573
Other invested assets	150	5	280	324	381	1,140	581
All other assets	82	136	13	36	335	602	487
	$1,643	$ 4,872	$ 419	$ 950	$2,461	$10,345	$ 7,421
United States							
Bonds	$ 822	$ 3,115	$ 985	$ 296	$ 921	$ 6,139	$ 5,768
Mortgages	406	2,145	487	191	15	3,244	3,352
Common and preferred stocks	56	1	1	—	353	411	457
Real estate (including foreclosed properties)	—	2	—	—	38	40	40
Other invested assets	238	13	379	37	111	778	872
All other assets	61	129	48	32	108	378	453
	$1,583	$ 5,405	$1,900	$ 556	$1,546	$10,990	$10,942
Republic of Ireland							
Bonds	$ 386	$ 223	$ 293	$ 17	$ 18	$ 937	$ 739
Common and preferred stocks	112	5	35	—	—	152	710
Real estate (including foreclosed properties)	39	9	—	—	5	53	41
Other invested assets	18	—	—	—	208	226	159
All other assets	13	5	—	5	10	33	(40)
	$ 568	$ 242	$ 328	$ 22	$ 241	$ 1,401	$ 1,609
International and Reinsurance							
Bonds	$ 182	$ 10	$ 84	$ 143	$ 229	$ 648	$ 410
Mortgages	138	8	67	47	—	260	249
Common and preferred stocks	—	20	—	—	25	45	2
Real estate (including foreclosed properties)	—	—	4	—	—	4	5
Other invested assets	108	2	35	130	—	275	181
All other assets	5	5	7	—	87	104	101
	$ 433	$ 45	$ 197	$ 320	$ 341	$ 1,336	$ 948
Total	$7,416	$17,597	$4,029	$3,379	$5,770	$38,191	$34,951

(1) Non-operating fund liabilities include employee and agent retirement benefit liabilities and other miscellaneous liabilities of the Company. Other liabilities include non-controlling interest in the Canada Life Capital Securities.

10. OTHER LIABILITIES

Other liabilities are comprised of the following items:

	2002	2001
	(in millions of Canadian dollars)	
Accounts payable	$ 770	$548
Current income taxes	92	69
Future income taxes *(note 13)*	53	—
Security repurchase transactions	53	—
Premium and other taxes payable	19	18
Other	203	240
Total	$1,190	$875

11. SUBORDINATED DEBENTURES

	Maturity	2002	2001
	(in millions of Canadian dollars)		
Subordinated debentures bearing interest at a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance Rate plus 1%	2011	$250	$250
Series 1 subordinated debentures bearing interest at a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance Rate plus 1%	2013	200	200
Series 2 subordinated debentures bearing interest at a fixed rate of 6.4%	2028	100	100
Total		$550	$550

At December 31, 2002, the fair value of the subordinated debentures was $599 million ($580 million in 2001).

Subordinated debentures were issued by CLA. All of the above debentures constitute direct, unsecured and subordinated obligations of CLA and are redeemable at the option of CLA with the prior approval of OSFI. The subordinated debentures qualify as Tier 2B capital for Canadian regulatory purposes.

Interest expense relating to the subordinated debentures was $38 million ($38 million in both 2001 and 2000) and is included as part of interest expense in the Consolidated Statements of Net Income, along with other interest of nil ($1 million in both 2001 and 2000).

12. NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust (''CLCT''), a trust established under the laws of Ontario by The Canada Trust Company and administered by CLA, issued $450 million of non-voting Canada Life Capital Securities (''CLiCS''). CLCT issued $300 million of non-voting CLiCS — Series A and $150 million of non-voting CLiCS — Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS — Series A and CLiCS — Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the one thousand dollars initial issue price, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after June 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to June 30, 2007. The holders of the CLiCS will have the right at any time to surrender each one thousand dollars face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS — Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS — Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA would not pay dividends on any of its public preferred shares that may be outstanding. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at December 31, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares, the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheets consists of $450 million in CLiCS issued by CLCT.

13. INCOME TAXES

(a) Income tax provision

	2002	2001	2000
	(in millions of Canadian dollars)		
Current income tax provision	$(33)	$ 55	$107
Future income taxes relating to temporary differences	166	81	57
Future income taxes resulting from changes in tax rates	—	17	31
Total	$133	$153	$195

(b) Reconciliation of income tax provision

	2002	2001	2000
	(in millions of Canadian dollars)		
Net income before income tax provision	$ 635	$ 491	$ 547
Expected provision for income taxes at the combined Canadian federal and provincial statutory rate of 39.00% (42.25% in 2001 and 44.25% in 2000)	247	207	242
Adjusted for:			
Federal and provincial statutory rate changes	—	17	31
Tax-exempt investment income	(15)	(18)	(21)
Foreign operations taxed at different rates and bases	(73)	(51)	(45)
Large corporations and other capital taxes	4	3	3
Recognition of tax losses of prior years	(15)	(1)	(9)
Other	(15)	(4)	(6)
Income tax provision	$ 133	$ 153	$ 195

(c) Future income taxes

The net future tax assets of $250 million arise from temporary differences on the following items:

	2002			2001		
	Future tax assets	Future tax liabilities	Net	Future tax assets	Future tax liabilities	Net
	(in millions of Canadian dollars)					
Investments	$ 81	$ 6	$ 75	$151	$ 1	$150
Actuarial liabilities	170	171	(1)	184	100	84
Employee future benefits	—	26	(26)	—	16	(16)
Deferred acquisition costs	133	—	133	128	—	128
Other	104	35	69	50	2	48
Total	$488	$238	$250	$513	$119	$394

Net future income taxes of $250 million ($394 million in 2001) are reflected in the Consolidated Balance Sheets as future income tax assets of $303 million ($394 million in 2001) and future income tax liabilities of $53 million (nil in 2001).

A portion of the undistributed net income of non-Canadian subsidiaries will be taxed in Canada upon repatriation. The Company will recognize the future tax liability on the undistributed net income at the time when management determines that they will be repatriated in the foreseeable future.

As at December 31, 2002, the Company has tax loss carryforwards, primarily in Canada, totaling $675 million ($329 million in 2001). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $187 million ($120 million in 2001) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable. In addition, an accumulated tax loss carryforward of $139 million ($178 million in 2001) has not been recognized as a future tax asset.

14. SHARE CAPITAL

(a) Authorized:

(i) Preferred shares

There is an unlimited number of authorized non-voting preferred shares without nominal or par value, issuable in series. The Company's by-laws authorize the Board, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company's by-laws and the ICA.

(ii) Common shares

There is an unlimited number of authorized voting common shares without nominal or par value.

(b) Issued and outstanding:

	2002		2001	
	Number of shares	Share value	Number of shares	Share value
	(in millions)			
Preferred shares				
Balance, beginning of year	6.0	$145	—	$ —
Series B shares issued (1)	—	—	4.0	95
Series B shares issued to underwriters	—	—	2.0	50
Balance, end of year	6.0	$145	6.0	$145
Common shares				
Balance, beginning and end of year	160.4	$317	160.4	$317

(1) On December 28, 2001, the Company issued 6 million non-cumulative redeemable Series B preferred shares at $25.00 per share for net proceeds of $145 million after deducting total issue expenses and underwriting fees of $5 million.

The Series B non-cumulative preferred shares are entitled to non-cumulative preferential cash dividends of $1.5625 per share, payable quarterly. The redemption price if the shares are redeemed prior to December 31, 2007 is $26.00 per Series B share. Beginning on December 31, 2007, the redemption price declines $0.25 annually until after 2010 at which time the redemption price is $25.00 per share.

15. EARNINGS PER COMMON SHARE

	2002	2001	2000
	(in millions, except per share amounts)		
Basic earnings per common share			
Common shareholders' net income	$ 490	$ 342	$ 356
Goodwill expense	—	25	24
Common shareholders' net income excluding goodwill expense	$ 490	$ 367	$ 380
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Basic earnings per common share	$ 3.05	$ 2.13	$ 2.22
Basic earnings per common share excluding goodwill expense	$ 3.05	$ 2.29	$ 2.37
Diluted earnings per common share			
Common shareholders' net income	$ 490	$ 342	$ 356
Goodwill expense	—	25	24
Common shareholders' net income excluding goodwill expense	$ 490	$ 367	$ 380
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Dilutive effect of stock options granted and outstanding	—	0.2	—
Weighted daily average diluted number of common shares outstanding	160.4	160.6	160.4
Diluted earnings per common share	$ 3.05	$ 2.13	$ 2.22
Diluted earnings per common share excluding goodwill expense	$ 3.05	$ 2.29	$ 2.37

16. MINIMUM CAPITAL REQUIREMENTS AND SHAREHOLDER DIVIDEND RESTRICTIONS

The Company is regulated by OSFI as a Canadian insurance company. OSFI requires Canadian insurance companies to maintain minimum levels of capital and surplus with respect to their worldwide insurance operations in order to provide additional assurance with respect to future solvency. These minimum levels are calculated in accordance with the Minimum Continuing Capital and Surplus Requirements (MCCSR) issued by OSFI. The Company's policy is to maintain an MCCSR ratio well in excess of the minimum required level. At the end of 2002, the ratio was 202% (191% in 2001). This ratio represents an excess of available capital of $1,214 million ($857 million in 2001) over OSFI's minimum capital requirements.

The Company's ability to meet its cash requirements and pay dividends on the common and preferred shares will depend on the receipt of dividends and other payments from CLA. CLA's insurance subsidiaries and branches are required to maintain minimum solvency and capital standards in the jurisdictions in which they operate. These regulatory standards may effectively restrict the amount of dividends, distributions or other payments that may be made by such subsidiaries and branches to CLA and to the Company.

In 2002, the Company distributed $105 million ($84 million in 2001) of cash dividends to shareholders.

17. STOCK-BASED COMPENSATION

(a) Stock option plan

Under the Company's stock option plan, stock options are periodically granted to selected employees and non-employee Directors at an exercise price not less than the closing price of the common shares on the TSX on the last trading day prior to the date the option was granted. The number of options granted, the exercise price, the expiry date and the vesting period are determined by the Board. Options granted to Directors vest on the date of grant. Options granted to employees vest 25% each year over a four-year period, commencing on the one year anniversary of the grant date, and expire 10 years after the date of grant.

At the discretion of the Board, options awarded in 2000 and 2001 were granted with SARs in tandem. The SARs have the same vesting, expiry and exercise terms and conditions as the options to which they are attached. The SARs give the option-holder the choice to either exercise the option or forfeit the option and receive a cash payment equal to the difference between the market value of the shares on the date of exercise and the exercise price.

The following table summarizes activity under the Company's stock option plan:

	2002		2001	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of year	2,046,410	$39.86	962,046	$36.95
Granted (1)	1,167,916	41.88	1,161,079	42.25
Exercised	(9,679)	36.95	—	—
Forfeited (2)	(138,618)	40.44	(76,715)	39.46
Outstanding, end of year	3,066,029	$40.62	2,046,410	$39.86
Exercisable, end of year	787,317	$38.59	308,330	$37.78
Available for grant	4,924,292		5,953,590	

(1) In 2002 no options were granted with SARs attached (1,139,593 options were granted with SARs attached in 2001).

(2) 2002 includes 343 options forfeited due to the exercise of SARs during the year (4,209 in 2001).

The stock options outstanding and exercisable as at December 31, 2002, by exercise price, were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price
$30.52 to $36.95	979,140	8.10	$36.20	492,357	$36.36
$42.20 to $44.62	2,086,889	8.62	$42.69	294,960	$42.30
	3,066,029		$40.62	787,317	$38.59

Under the fair value method of accounting for stock options, the fair value is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense. The weighted average fair value of stock options at the grant date for the year ended December 31, 2002 was estimated to be $13.52 per stock option using the Black-Scholes options pricing model. The pricing model assumes the following weighted average information: risk-free interest rate of 5%, an expected life of seven years, an expected common share volatility of 24.4% and an expected dividend yield of 1.3%. Had the Company used the fair value method to measure option-based compensation, the common shareholders' net income, earnings per common share and diluted earnings per common share for the year ended December 31, 2002 would have been reduced by $4 million, $0.02 and $0.02, respectively.

The Company recognizes compensation expense for those stock options that have been awarded SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and therefore accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Compensation expense related to this plan is included in general expenses on the Consolidated Statements of Net Income and was not material for the years ended December 31, 2002 and 2001.

(b) Directors share purchase plan

In 2001 the Company introduced a Directors share purchase plan ("DSPP"). Under this plan, each Director may choose to receive all or a percentage of his/her annual fees in the form of Company shares. This election to participate must be made on an annual basis and terminates once the plan member ceases to be a Director. The shares are purchased on the TSX quarterly by a plan administrator based on the amounts allocated by each Director. The plan allows the Directors to sell all or a portion of the accumulated shares and withdraw funds from their account at any time, subject to applicable securities laws and the Company's Insider Trading Policy. Compensation expense for DSPPs is recorded under general expenses in the Consolidated Statements of Net Income.

Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

(c) Deferred stock unit plan

In 2001 the Company introduced a deferred stock unit (''DSU'') plan. The plan is offered to senior executive officers and non-employee Directors of the Company. Under this plan, each member may choose to receive all or a percentage of his/her annual incentive bonus or Director's fee in the form of deferred stock units. This election to participate must be made on an annual basis prior to receiving the compensation. The initial and redemption values of each unit are based on the closing price of the Company's common shares on the TSX on the date of converting cash amounts to or from units, as applicable. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. Units are redeemable only when a plan member ceases to be a Company employee or Director. Compensation expense for the DSUs is recorded under general expenses in the Consolidated Statements of Net Income. Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

(d) Employee share purchase plan

In 2001 the Company introduced an employee share purchase plan (''ESPP'') with Company matching, in Canada and in the United Kingdom. In Canada, qualifying employees can choose to contribute up to 10% of their annual base salary to purchase the Company's common shares. Shares are purchased on the TSX by a plan administrator. The Company matches up to 50% of the employee contribution amount to a maximum of the lesser of $1,500 per year or 2.5% of eligible annual earnings. The U.K. plan is the same as the plan in Canada except that the Company matches 10% of the employee contribution amount to a maximum of £150. In each case, the Company's contributions vest after the first year of continuous participation in the plan, and all subsequent contributions vest immediately. Matching contributions made by the Company on the purchase of shares are expensed over the vesting period. Compensation expense related to this plan was not material for the years ended December 31, 2002 and 2001.

18. EMPLOYEE FUTURE BENEFITS

The Company provides pension and other post-retirement life, health and dental insurance benefits, as well as post-employment benefits, for its eligible employees and agents.

Information about the Company's defined benefit pension and other arrangements, in aggregate, is as follows:

	Pension benefits		Other benefits	
	2002	2001	2002	2001
	(in millions of Canadian dollars)			
Accrued benefit obligation				
Balance, beginning of year	$ 925	$ 826	$ 134	$ 125
Service cost	44	43	4	4
Employee contributions	6	6	—	—
Interest cost	64	60	9	9
Benefits paid	(44)	(42)	(5)	(6)
Actuarial losses (gains)	11	16	4	1
Other	—	7	(1)	—
Effect of changes in currency exchange rates	21	9	—	1
Balance, end of year	$1,027	$ 925	$ 145	$ 134
Funded plan assets				
Fair value, beginning of year	$1,156	$1,257	$ —	$ —
Actual return on plan assets	(70)	(244)	—	—
Employer contributions	19	162	—	—
Employee contributions	6	6	—	—
Benefits paid	(44)	(42)	—	—
Other	—	7	—	—
Effect of changes in currency exchange rates	16	10	—	—
Fair value, end of year	$1,083	$1,156	—	$ —
Net funded status, end of year	$ 56	$ 231	$(145)	$(134)
Unamortized net actuarial losses (gains)	409	209	6	3
Unamortized transitional obligation (asset)	(252)	(268)	—	—
Prepaid (accrued) benefit asset (liability)	$ 213	$ 172	$(139)	$(131)

Included in the above aggregate of pension benefits plans are several individual plans that are in a net unfunded status. For these net unfunded plans, the accrued benefit obligations at the end of 2002 total $320 million ($114 million in 2001) and the fair value of plan assets total $201 million ($41 million in 2001). The other benefits obligations are supported by assets held within the Company's general fund.

The Company's net expense for defined benefit pension and post-retirement benefit plans is as follows:

	Pension benefits			Other benefits		
	2002	2001	2000	2002	2001	2000
	(in millions of Canadian dollars)					
Service cost	$ 44	$ 43	$ 34	$ 4	$ 4	$ 5
Expected interest cost	64	60	54	9	9	8
Expected return on plan assets	(102)	(102)	(80)	—	—	—
Amortization of net actuarial losses (gains)	(5)	(10)	—	1	—	1
Amortization of transitional liability (asset)	(21)	(21)	(21)	—	—	—
Net benefit plan expense (recovery)	$ (20)	$ (30)	$ (13)	$ 14	$ 13	$ 14

The Company's net expense for defined contribution pensions is $1 million ($1 million in 2001 and $2 million in 2000).

The significant assumptions adopted in measuring the Company's end-of-year accrued benefit obligations are as follows (weighted average assumptions):

	Pension benefits		Other benefits	
	2002	2001	2002	2001
Discount rate	6.48%	6.65%	6.97%	7.02%
Expected long-term rate of return on plan assets	7.10%	7.69%	—	—
Rate of compensation increase	4.63%	4.98%	5.38%	5.45%

The effect of a 1% increase or decrease in the weighted average expected long-term rate of return on plan assets on the 2002 pension expense would be a $13 million decrease or increase, respectively.

Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 1% change in the assumed health care cost trend rates would be as follows:

	1% increase	1% decrease
	(in millions of Canadian dollars)	
Effect on total of service and interest costs for 2002	$ 2	$ (2)
Effect on year-end post-retirement benefit obligation for 2002	$15	$(15)

The assumed weighted average increase in health care costs for 2002 is 7.1%, gradually decreasing to 5.5% by 2007 and remaining at that level thereafter.

19. SEGMENTED INFORMATION

(a) Basis of segmentation

The Company manages its business and distributes its general fund and segregated funds insurance and annuity products through operating divisions in Canada, the United Kingdom, the United States and the Republic of Ireland, as well as an International and Reinsurance Division and a Corporate Division. Each operating division includes branch operations and/or subsidiary companies, is organized to meet the needs of local markets and is responsible for its own product functions. The Corporate Division manages invested assets, provides certain administrative services and is responsible for capital management.

The operating divisions are charged overhead costs for head office corporate functions using cost allocations based on services provided. In addition, the operating divisions share in the net income from the assets backing equity. The total net income on the assets backing equity is allocated to the divisions based on the level of required capital deployed in each division. The level of capital deployed is based on the MCCSR for branch operations and on the actual equity held for subsidiary companies.

(b) Reportable information

The Company's primary sources of revenue are:

- premium income derived from life and health insurance products that provide protection against mortality and morbidity risks, and annuity products that provide asset accumulation or wealth management benefits;
- net investment income (which is detailed in note 7(c)); and
- fee and other income derived primarily from investment management services.

(c) **Segmented information**

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
	(in millions of Canadian dollars)						
2002							
Revenues							
Premiums							
Annuities	$ 600	$ 1,009	$ 805	$ 42	$ 18	$ —	$ 2,474
Individual life and health insurance	595	144	427	93	251	—	1,510
Group life and health insurance	908	355	552	4	112	—	1,931
	2,103	1,508	1,784	139	381	—	5,915
Net investment income	897	384	705	55	67	46	2,154
Fee and other income	182	225	21	95	5	1	529
	3,182	2,117	2,510	289	453	47	8,598
Expenditures							
Payments to policyholders and beneficiaries	2,068	1,130	1,822	76	256	—	5,352
Increase in actuarial liabilities	249	568	252	25	35	—	1,129
General operating expenses	328	216	150	88	33	(1)	814
Commissions	173	81	119	70	96	—	539
Premium and other taxes (recovery)	58	—	18	(12)	2	—	66
Interest expense	—	4	—	—	1	33	38
Goodwill amortization	—	—	—	—	—	—	—
Non-controlling interest in subsidiary	—	—	—	—	—	25	25
Income tax provision (recovery)	113	(30)	51	7	6	(14)	133
	2,989	1,969	2,412	254	429	43	8,096
Net income including participating policyholders' net income (loss)	193	148	98	35	24	4	502
Participating policyholders' net income (loss)	1	—	(3)	5	—	—	3
Shareholders' net income	$ 192	$ 148	$ 101	$ 30	$ 24	$ 4	$ 499
Preferred share dividends	—	—	—	—	—	9	9
Common shareholders' net income	$ 192	$ 148	$ 101	$ 30	$ 24	$ (5)	$ 490
General fund assets	$14,119	$10,345	$10,990	$1,401	$1,336	$ —	$38,191
Segregated funds							
Deposits	$ 1,283	$ 1,554	$ 222	$ 660	$ 2	$ —	$ 3,721
Total assets	$ 7,397	$10,671	$ 698	$3,128	$ 5	$ —	$21,899

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
			(in millions of Canadian dollars)				
2001							
Revenues							
Premiums							
Annuities	$ 499	$ 674	$ 790	$ 286	$ 23	—	$ 2,272
Individual life and health insurance	548	159	433	98	190	—	1,428
Group life and health insurance	846	246	448	7	111	—	1,658
	1,893	1,079	1,671	391	324	—	5,358
Net investment income	951	422	692	65	66	45	2,241
Fee and other income	177	208	16	58	5	1	465
	3,021	1,709	2,379	514	395	46	8,064
Expenditures							
Payments to policyholders and beneficiaries	2,069	927	1,758	94	370	—	5,218
Increase in actuarial liabilities	114	343	234	250	31	—	972
General operating expenses	323	206	155	74	35	1	794
Commissions	175	66	106	54	60	—	461
Premium and other taxes (recovery)	53	—	16	(9)	4	—	64
Interest expense	—	—	—	—	4	35	39
Goodwill amortization	2	20	2	—	1	—	25
Income tax provision (recovery)	123	25	30	13	(42)	4	153
	2,859	1,587	2,301	476	463	40	7,726
Net income (loss) including participating policyholders' net income (loss)	162	122	78	38	(68)	6	338
Participating policyholders' net income (loss)	1	—	(9)	4	—	—	(4)
Common shareholders' net income (loss)	$ 161	$ 122	$ 87	$ 34	$ (68)	$ 6	$ 342
General fund assets	$14,031	$ 7,421	$10,942	$1,609	$ 948	$ —	$34,951
Segregated funds							
Deposits	$ 1,395	$ 1,888	$ 102	$ 442	$ 1	$ —	$ 3,828
Total assets	$ 8,118	$11,053	$ 825	$2,090	$ 4	$ —	$22,090

	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Total
	(in millions of Canadian dollars)					
2000						
Revenues						
Premiums						
Annuities	$ 312	$ 589	$ 580	$ 254	$ 11	$ 1,746
Individual life and health insurance	547	160	428	82	167	1,384
Group life and health insurance	890	206	343	8	99	1,546
	1,749	955	1,351	344	277	4,676
Net investment income	995	475	698	77	61	2,306
Fee and other income	177	221	21	57	3	479
	2,921	1,651	2,070	478	341	7,461
Expenditures						
Payments to policyholders and beneficiaries	2,231	704	1,679	112	198	4,924
Increase (decrease) in actuarial liabilities	(135)	539	51	222	30	707
General operating expenses	348	172	128	68	27	743
Commissions	155	73	86	42	53	409
Premium and other taxes (recovery)	53	—	13	(2)	4	68
Interest expense	23	—	12	—	4	39
Goodwill amortization	1	20	2	—	1	24
Income tax provision	122	31	25	11	6	195
	2,798	1,539	1,996	453	323	7,109
Net income including participating policyholders' net income (loss)	123	112	74	25	18	352
Participating policyholders' net income (loss)	—	—	(8)	3	1	(4)
Common shareholders' net income	$ 123	$ 112	$ 82	$ 22	$ 17	$ 356
General fund assets	$13,970	$ 6,855	$ 9,870	$1,300	$ 741	$32,736
Segregated funds						
Deposits	$ 1,909	$ 1,258	$ 115	$ 407	$ 3	$ 3,692
Total assets	$ 8,326	$11,219	$ 854	$1,980	$ 4	$22,383

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments, including futures, forwards, options and swaps, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. The Company does not enter into these financial instruments for trading or speculative purposes. Realized and unrealized gains and losses on these derivatives are included in net investment income or the currency translation account on a basis consistent with the underlying positions being hedged. Derivative assets are included with the underlying assets being hedged, and derivative liabilities are included with other liabilities.

Derivative financial instruments are either negotiated over-the-counter between two counterparties or traded on a regulated exchange. The notional amounts of the over-the-counter and exchange-traded contracts are $4,319 million ($3,485 million in 2001) and $814 million ($674 million in 2001), respectively.

The following table summarizes the Company's outstanding derivative financial instruments:

	Notional amount by remaining term to maturity				Fair Value			Credit Equivalent Amount	Risk-Weighted Amount
	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
				(in millions of Canadian dollars)					
2002									
Interest rate contracts:									
Swap contracts	$ 29	$242	$ 314	$ 585	$ 12	$ (19)	$ (7)	$ 18	$ 7
Futures contracts	522	—	—	522	—	—	—	—	—
Options purchased	55	—	792	847	64	—	64	76	20
Sub-total	$ 606	$242	$1,106	$1,954	$ 76	$ (19)	$ 57	$ 94	$ 27
Foreign exchange contracts:									
Swap contracts	71	98	867	1,036	3	(187)	(184)	73	28
Forward contracts	1,728	—	—	1,728	11	(47)	(36)	29	6
Sub-total	$1,799	$ 98	$ 867	$2,764	$ 14	$(234)	$(220)	$102	$ 34
Equity contracts	415	—	—	415	14	(14)	—	25	5
Total	$2,820	$340	$1,973	$5,133	$104	$(267)	$(163)	$221	$ 66
2001									
Interest rate contracts:									
Swap contracts	$ 163	$170	$ 344	$ 677	$ 6	$ (39)	$ (33)	$ 13	$ 5
Futures contracts	633	—	—	633	—	—	—	—	—
Options purchased	43	50	721	814	64	—	64	74	20
Sub-total	$ 839	$220	$1,065	$2,124	$ 70	$ (39)	$ 31	$ 87	$ 25
Foreign exchange contracts:									
Swap contracts	39	119	880	1,038	2	(129)	(127)	74	29
Forward contracts	840	—	—	840	1	(14)	(13)	10	2
Sub-total	$ 879	$119	$ 880	$1,878	$ 3	$(143)	$(140)	$ 84	$ 31
Equity contracts	157	—	—	157	4	(2)	2	11	2
Total	$1,875	$339	$1,945	$4,159	$ 77	$(184)	$(107)	$182	$ 58

Notional amount represents the face amount of derivative financial instruments to which a rate or price is applied to determine the amount of cash flows to be exchanged. It represents the volume of outstanding derivative financial instruments and does not represent the potential gain or loss associated with market risk or credit risk of such instruments.

Fair value of a derivative financial instrument is equivalent to the replacement cost. When available, quoted market prices are used. In all other cases, fair values are based on present value estimates of the future cash flows.

Positive fair value, representing an unrealized gain to the Company, is the maximum credit risk measured as of the balance sheet date if the counterparties were to default on their obligations to the Company.

Credit equivalent amount is the sum of maximum credit risk and the potential future credit exposure. The potential future credit exposure, which is calculated based on a formula prescribed by OSFI, represents the potential for future losses that may result from future changes in fair value.

Risk-weighted amount estimates actual credit risk for a derivative financial instrument based on the creditworthiness of the counterparty. OSFI prescribes a measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount.

21. COMMITMENTS AND CONTINGENCIES

(a) Legal proceedings and other matters

The Company has, in the normal course of business, a number of outstanding lawsuits. The aggregate liability, which may result from these lawsuits, is not considered to be a material amount.

In the United Kingdom, life insurance companies are required by the U.K. regulators to review and compensate policyholders who previously acquired personal pension and free-standing additional voluntary contribution products offered by such companies in situations in which they could otherwise have remained in or joined employer-sponsored pension plans and who suffered a financial loss as a result. The Company carried a provision of $25 million at December 31, 2002 ($111 million in December 31, 2001). During 2002, the provision was reduced by $86 million, primarily for payments to policyholders during the year and for the costs for the review process. The respective provision and payments are net of estimated and actual recoveries from vendors of the businesses acquired by the Company in the United Kingdom. This provision is based on management's current estimate, and the amount of the actual compensation to policyholders is not expected to exceed this amount.

(b) Securities Lending

The Company lends its own securities for periods of time to other institutions on a fully collateralized basis in order to generate additional income. Collateral, which exceeds the market value of the loaned securities, is deposited by the borrower with the Company's custodian and retained by the custodian until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. Loaned securities (included in invested assets) at December 31, 2002 had a carrying value and market value of $620 million and $691 million, respectively ($1,264 million and $1,353 million, respectively, in 2001).

(c) Crown acquisition arrangements

As part of the 1999 acquisition of the majority of Crown Life's insurance operations, the Company has the option, or may be required, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

(d) Operating lease commitments

The Company leases offices and certain equipment, which are operating leases with rents charged to operations in the year to which they relate. Total future rental payments are $324 million, with annual payments of $64 million for 2003, $55 million for 2004, $46 million for 2005, $33 million for 2006, $24 million for 2007 and $102 million thereafter.

Rent expense incurred for the year ended December 31, 2002 was $43 million ($45 million in 2001 and $44 million in 2000).

22. SUBSEQUENT EVENTS

(a) Acquisition

On January 1, 2003, the Company completed the acquisition of the Irish-based German life operations of a significant international insurer for $205 million. The transaction involved the transfer of a block of business to the Company for $158 million, primarily consisting of liabilities for unit-linked and critical illness products. This transfer will require High Court approval in Ireland, which is expected to be received in 2003. In the interim, the business will be reinsured by the Company. Additionally, the Company acquired a Germany-based sales and marketing company for $40 million, and an Irish-based life company for $7 million. Immediately following the acquisition, the Company entered into assumed reassurance arrangements on the transferred block of business, for which it received $107 million.

(b) Recommendation to common shareholders

On January 13, 2003, the Company's Board of Directors issued a recommendation to the Company's common shareholders to reject an offer made on December 27, 2002 by Manulife Financial Corporation to acquire all of the outstanding common shares of the Company. It is not possible to project the outcome of the offer nor the impact on the Company's future results.

23. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Consolidated Financial Statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles ("U.S. GAAP").

The 2001 U.S. GAAP condensed consolidated statements of net income and condensed balance sheets have been revised due to computation adjustments and as a result, actuarial liabilities have decreased by $30 million and future income tax liabilities have increased by $30 million. There was no impact on 2001 net income.

(a) Condensed consolidated statements of net income and comprehensive income

U.S. GAAP includes comprehensive income, which is a measure of changes in the equity of the Company during the year. It is comprised of both net income and other comprehensive income, which includes changes to deferred acquisition costs and other liabilities and the income tax effect arising from the unrealized gains and losses on securities classified as available for sale.

(i) Condensed consolidated statements of net income

For the years ended December 31	U.S. GAAP 2002	2001	2000
	(in millions of Canadian dollars, except per share data)		
Revenues			
Premiums	$4,616	$3,851	$3,569
Net investment income	1,960	1,918	2,046
Net realized investment gains	26	60	749
Fee and other income	626	603	707
	7,228	6,432	7,071
Expenditures			
Payments to policyholders and beneficiaries	4,442	4,128	3,892
Increase in actuarial liabilities	942	780	1,180
Expenses, including commissions, interest and premium taxes	1,672	1,347	1,142
	7,056	6,255	6,214
Net income before income tax provision	172	177	857
Income tax provision	4	133	353
Net income including participating policyholders' net income (loss)	168	44	504
Participating policyholders' net income (loss)	(38)	(7)	6
Shareholders' net income	$ 206	$ 51	$ 498
Preferred share dividends	(9)	—	—
Common shareholders' net income	$ 197	$ 51	$ 498
Earnings per common share			
Common shareholders' net income	$ 197	$ 51	$ 498
Weighted daily average number of common shares outstanding	160.4	160.4	160.4
Add: dilutive effect of stock options granted and outstanding	—	0.2	—
Weighted daily average diluted number of common shares outstanding	160.4	160.6	160.4
Basic and diluted earnings per common share	$ 1.23	$ 0.32	$ 3.10

(ii) Condensed consolidated statements of comprehensive income

For the years ended December 31	U.S. GAAP 2002	2001	2000
	(in millions of Canadian dollars)		
Common shareholders' net income	$ 197	$ 51	$ 498
Other comprehensive income (loss), net of tax:			
Currency translation account movement for the year (1)	$ 88	$ 76	$ (7)
Net unrealized gains (losses):			
Bonds	761	118	495
Derivatives	(47)	5	—
Common and preferred stocks	(162)	(175)	(320)
Deferred acquisition costs	(73)	(9)	(126)
Actuarial liabilities	(260)	342	(293)
Policyholder dividend obligation	(63)	(126)	—
Value of business acquired	(9)	(10)	—
Minimum pension liability	(108)	—	—
Future income taxes	(142)	(105)	98
Other comprehensive income (loss)	$ (15)	$ 116	$(153)
Total comprehensive income	$ 182	$ 167	$ 345

(1) Fiscal 2001 includes $33 million of after-tax losses arising from hedges of the Company's investment positions in foreign operations.

(b) **Condensed consolidated balance sheets**

The following balance sheet items of the Company as at December 31, 2002 and 2001, reflect the impact of valuation, income recognition and presentation differences between Canadian GAAP and U.S. GAAP.

As at December 31	2002 Canadian GAAP	2002 U.S. GAAP	2001 Canadian GAAP	2001 U.S. GAAP
	(in millions of Canadian dollars)			
Assets				
Bonds	$22,317	$23,982	$19,046	$19,866
Mortgages	7,622	7,569	7,996	7,993
Common and preferred stocks	2,073	1,884	2,475	2,571
Real estate	1,066	850	941	779
Other investments	3,396	3,398	2,987	3,162
Deferred acquisition costs	—	1,568	—	1,415
Future income taxes	303	269	394	174
Reinsurance deposits and amounts recoverable	117	860	155	983
Other assets	1,297	1,822	957	1,333
Segregated funds (1)	—	21,899	— (1)	22,090
Total assets	$38,191	$64,101	$34,951	$60,366
Liabilities and Equity				
Actuarial liabilities	$29,050	$33,633	$27,169	$30,929
Other policy liabilities	1,512	1,822	1,443	1,808
Net deferred gains	1,472	—	1,491	—
Future income taxes	53	359	—	216
Other liabilities	1,137	1,366	875	794
Subordinated debentures	550	550	550	550
Non-controlling interest in subsidiary	450	450	—	—
Segregated funds (1)	—	21,899	—	22,090
	34,224	60,079	31,528	56,387
Equity				
Participating policyholders' equity	48	2	40	40
Share capital	462	448	462	448
Retained earnings	3,457	2,967	2,921	2,871
Accumulated other comprehensive income	—	605	—	620
	3,967	4,022	3,423	3,979
Total liabilities and equity	$38,191	$64,101	$34,951	$60,366

(1) U.S. GAAP terminology is Separate accounts. In Canadian GAAP, segregated funds are included separately from the general funds.

Changes in retained earnings and accumulated other comprehensive income were as follows:

As at December 31	U.S. GAAP 2002	U.S. GAAP 2001	U.S. GAAP 2000
	(in millions of Canadian dollars)		
Retained earnings, beginning of year	$2,871	$2,904	$2,483
Shareholders' net income	206	51	498
Dividends paid to preferred shareholders	(9)	—	—
Dividends paid to common shareholders	(96)	(84)	(77)
Issuance costs	(5)	—	—
Retained earnings, end of year	$2,967	$2,871	$2,904
Accumulated other comprehensive income, beginning of year	$ 620	$ 504	$ 657
Other comprehensive income (loss)	(15)	116	(153)
Accumulated other comprehensive income, end of year	$ 605	$ 620	$ 504

Reconciliation of total equity from Canadian GAAP to U.S. GAAP:

For the years ended December 31	2002	2001
	(in millions of Canadian dollars)	
Equity		
Canadian GAAP equity	$3,967	$3,423
Current year adjustment to consolidated net income	(334)	(294)
Current year adjustment to other comprehensive income	(167)	28
Cumulative effect of prior year adjustment to consolidated net income	(102)	192
Cumulative effect of prior year adjustment to other comprehensive income	658	630
U.S. GAAP equity	$4,022	$3,979

(c) **Reconciliation of selected Canadian GAAP Financial Statement information to U.S. GAAP**

The following table provides a reconciliation of Canadian GAAP shareholders' net income to U.S. GAAP shareholders' net income:

For the years ended December 31	2002	2001	2000
	(in millions of Canadian dollars)		
Shareholders' net income determined in accordance with Canadian GAAP	$ 499	$ 342	$ 356
Adjustments in respect of:			
Bonds	61	(32)	1
Mortgages	12	—	3
Common and preferred stocks	(214)	(148)	164
Real estate	(40)	(4)	270
Cumulative effect of adopting FAS 133	—	(25)	—
Deferred acquisition costs	(70)	32	209
Actuarial liabilities	(78)	(77)	(313)
Value of business acquired and goodwill amortization	(98)	(5)	(62)
Other items	5	(53)	29
Future income taxes	129	21	(159)
Shareholders' net income determined in accordance with U.S. GAAP	$ 206	$ 51	$ 498

(d) **Additional information required to be reported under U.S. GAAP**

(i) ***Deferred acquisition costs***

Changes in deferred acquisition costs were as follows:

	2002	2001
	(in millions of Canadian dollars)	
Balance, beginning of year	$1,415	$1,318
Capitalization	326	286
Accretion of interest	115	80
Amortization	(327)	(301)
Effect of net unrealized gains and losses on bonds and stocks	(68)	(9)
Other	58	—
Foreign currency translation adjustment	49	41
Balance, end of year	$1,568	$1,415

(ii) ***Investments***

The net unrealized investment gains (losses), which are included in the Consolidated Balance Sheets as a component of equity, were as follows:

	2002	2001
	(in millions of Canadian dollars)	
Gross unrealized gains	$2,224	$1,622
Gross unrealized losses	(339)	(288)
	1,885	1,334
Effect on deferred acquisition costs	(278)	(201)
Effect on actuarial liabilities	(633)	(314)
Effect on future income taxes	(280)	(139)
Effect on value of business acquired	(19)	(10)
Total	$ 675	$ 670

(e) The following provides a general review of the material valuation and income recognition differences between Canadian GAAP and U.S. GAAP.

For a complete description of Canadian GAAP accounting policies, refer to Note 2.

(i) ***Bonds:*** Under U.S. GAAP, bonds may be classified as available for sale, held to maturity or trading securities. All bonds are classified as available for sale by the Company. Bonds accounted for as available for sale are carried at fair value. A decline in the value of a specific bond that is considered other than temporary results in a write-down of the bond value through a charge to income in the period of recognition. Realized gains and losses on disposal are immediately recognized in income. Unrealized gains and losses on bonds classified as available for sale are excluded from income and are reported net of tax as other comprehensive income.

Under Canadian GAAP, bonds are carried at amortized cost, less an allowance for specific losses, with realized gains and losses on disposal deferred and brought into income over the remaining term to maturity.

(ii) ***Mortgages:*** Under U.S. GAAP, mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses on disposal are recognized in income immediately.

Under Canadian GAAP, mortgages are also carried at amortized cost less repayments and an allowance for specific losses, however, realized gains and losses on disposal are deferred and amortized into income over the remaining term of the mortgage sold.

(iii) ***Stocks:*** Under U.S. GAAP, stocks may be classified as available for sale or trading securities. All stocks are classified as available for sale by the Company and are carried at fair value. Realized gains and losses on disposal are immediately recognized in income. Unrealized gains or losses on stocks classified as available for sale are excluded from income and are reported net of tax as other comprehensive income. Other than temporary declines in the value of stocks result in a write-down of the stock value through a charge to income in the period of recognition.

Under Canadian GAAP, stocks are carried at a value that is adjusted toward fair value each quarter at a rate of 5% of the difference between the carrying value and period-end fair value, with this adjustment being reflected in net income. Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 5% per quarter.

(iv) ***Real estate:*** Under U.S. GAAP, real estate is carried at cost less accumulated amortization. Realized gains and losses on disposal are recognized in income as they occur. Unrealized gains and losses are not recognized. Specific properties are written down to fair value if an impairment in the value of the property is considered to be other than temporary.

Under Canadian GAAP, real estate, including Company occupied premises, is carried at a value that is adjusted toward fair value each quarter at a rate of 3% of the difference between the carrying value and period-end appraised value, with this adjustment being reflected in net income. Net realized gains and losses on disposal are deferred and amortized to net income on a declining balance basis at 3% per quarter. Specific properties are written down to fair value if an impairment in the value of the property is considered to be other than temporary.

(v) ***Deferred acquisition costs ("DAC"):*** Under U.S. GAAP, the costs of acquiring new business that vary with and are related primarily to the production of new business are deferred and recorded as an asset to the extent such costs are deemed recoverable from future profits. DAC consists principally of commissions, and policy issue and underwriting expenses.

The amortization of the costs is dependent on the type of policy to which the costs relate. For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to expected future premiums. Assumptions on expected future premiums are made at the date of policy issue and are consistently applied over the life of the contracts. For participating traditional life, universal life and investment-type contracts, DAC is amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contract. The assumptions used to estimate future gross profits change as experience emerges. In addition, DAC relating to these contracts is adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on the bonds and stocks classified as available for sale had actually been realized. This adjustment is not included in income but is recognized directly in equity.

Under Canadian GAAP, Life SOP allows the amortization of acquisition expenses over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable. The amount of DAC is included as a negative reserve in the actuarial liabilities.

(vi) ***Actuarial liabilities:*** Under U.S. GAAP, there are three main standards for valuing actuarial liabilities, depending on the nature of the insurance contract.

For traditional non-participating contracts, disability insurance and reinsurance contracts, actuarial liabilities are calculated using a net level premium method, where the liabilities represent the present value of future benefits to be paid and related expenses less the present value of future net premiums. The assumptions used are based on best estimates at the time the policy is issued, with a mild provision for adverse deviation. The assumptions are not changed (locked in) for future valuations unless it is determined that future income is no longer adequate to recover the existing DAC. In this case, this DAC is reduced or written off, and, if necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening of actuarial liabilities no longer apply.

For universal life and investment-type contracts, the actuarial liabilities are equal to the policyholder account values. The assumptions used are based on best estimates without any provision for adverse deviation and are not locked in. If it is determined that the future income for universal life-type contracts is no longer adequate to recover the existing DAC, these costs would be reduced or written off, and actuarial liabilities would increase as necessary. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

For participating contracts, the actuarial liability is computed using a net level premium method. The assumptions used are based on best estimates without any provision for adverse deviation and are not locked in. If it is determined that future income is no longer adequate to recover the existing DAC, the DAC is reduced or written off, and, if necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening no longer apply.

In addition, U.S. GAAP requires that certain actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains on stocks and bonds classified as available for sale had been realized. This adjustment is not included in income but is reported as other comprehensive income.

Under Canadian GAAP, the Company follows Life SOP issued by the Canadian Institute of Actuaries for the calculation of actuarial liabilities. Life SOP allows the amortization of acquisition expenses over a period extending beyond the term of the liability of certain products, such as segregated funds products without material insurance components, and group life and health products with short guaranteed periods, to the extent that these acquisition expenses are recoverable. The actuarial liabilities represent the amount required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commissions, and policy maintenance expenses for all insurance and annuity policies in force with the Company. Actuarial liabilities are comprised of a best estimate reserve and provisions for adverse deviation. Assumptions are updated regularly, and the effects of any changes in assumptions are recognized in income immediately.

(vii) ***Deferred revenue:*** Under U.S. GAAP, for universal life insurance and investment-type contracts, fees charged to policyholders relating to future services to be provided are recorded as deferred revenue and are amortized to income in the same manner as DAC.

Under Canadian GAAP, all premium income is recorded as revenue when due and the anticipated costs of future services are included within actuarial liability calculations.

(viii) ***Business combinations and goodwill:*** Under U.S. GAAP, the actuarial liabilities assumed on acquisition of a business are valued in accordance with the policies described in the Actuarial Liabilities discussion using current assumptions as at the date of acquisition. The present value of future profits on the in force business acquired is recognized as an intangible asset and is amortized over future periods, on a basis consistent with the amortization of DAC as described above. Goodwill represents the excess of cost over the sum of the estimated fair value of net assets, including the present value of future profits on the in force business acquired. Effective January 1, 2002, the Company adopted the new U.S. Financial Accounting Standards Board (FASB) recommendations for Business Combinations and Goodwill and Other Intangible Assets, at which time goodwill was no longer amortized.

Under Canadian GAAP, the actuarial liabilities assumed on acquisition of a business are valued based on accepted actuarial practice following the CALM, including the use of best estimate assumptions as at the date of acquisition. Goodwill represents the excess of cost over the estimated fair value of the net assets acquired as at the date of acquisition. Effective January 1, 2002, the Company adopted the new CICA recommendations for Business Combinations and Goodwill and Other Intangible Assets, at which time goodwill was no longer amortized. Refer to note 2(a)(i) for a description of changes to this policy.

(ix) ***Policyholders' dividend obligation ("PDO"):*** Under U.S. GAAP, in determining net income attributed to closed participating blocks of business arising from demutualization, when there is a limit on the amount of earnings that can be distributed to shareholders, the excess of cumulative actual closed block earnings over cumulative expected earnings on a U.S. GAAP basis is set up as a PDO to the participating policyholders. For open blocks of participating business, earnings in excess of the shareholder transfer (3.5% of dividends paid) are set up as PDO. The amount of the PDO as at December 31, 2002 is $183 million ($134 million for 2001) and is included in the actuarial liabilities.

Under Canadian GAAP, net income attributable to closed blocks of business arising from demutualization is recognized in the participating policyholders' account as earned.

(x) ***Accounting for derivatives:*** Under U.S. GAAP, the Company recognizes all derivatives as assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. Derivatives that qualify as hedges must

be designated as hedging instruments, based on the exposure being hedged, either as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

Under Canadian GAAP, the Company utilizes derivative financial instruments, including swaps, forward contracts, futures and options, when appropriate, to manage its asset/liability positions and to hedge against fluctuations in interest rates, foreign exchange rates and stock market indices. Realized and unrealized gains and losses resulting from the use of these derivative financial instruments are included in income on a basis consistent with the underlying positions being hedged.

(xi) ***Income tax rates:*** Under U.S. GAAP, future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using currently enacted income tax rates.

Under Canadian GAAP, future income tax liabilities and assets are recorded based on substantially enacted income tax rates.

(xii) ***Minimum pension liability:*** Under U.S. GAAP, the excess of any unfunded accumulated benefit obligation is required to be reflected as an additional minimum pension liability in the Consolidated Balance Sheets with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

Under Canadian GAAP, there is no requirement to reflect a minimum pension liability.

(f) The following provides a general review of the material presentation differences between Canadian GAAP and U.S. GAAP.

(i) ***Premium revenue:*** Under U.S. GAAP, premiums collected on universal life insurance and investment contracts (such as annuities) are not reported as revenue in the Consolidated Statements of Net Income but are recorded as deposits to policyholders' account balances. Fees assessed against the policyholders relating to the contracts are recognized as revenue.

Under Canadian GAAP, premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Net Income.

(ii) ***Reinsurance:*** Under U.S. GAAP, reinsurance recoverables are presented on a gross basis as a separate balance sheet asset, rather than netted against the related liabilities.

Under Canadian GAAP, reinsurance recoverables from ceded contracts are recorded as an offset against policy liabilities.

(iii) ***Segregated funds assets and liabilities:*** Under U.S. GAAP, segregated funds assets and liabilities are separately presented in summary lines on the balance sheet, titled "separate accounts".

Under Canadian GAAP, segregated funds are managed separately from the general fund of the Company. Therefore, they are reported separately from the general fund assets and liabilities on the Consolidated Balance Sheets.

(iv) ***Statement of cash flows:*** Under U.S. GAAP, the cash flows from investment contracts are disclosed as a financing activity.

Under Canadian GAAP, the cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity.

CERTIFICATE OF THE CORPORATION

Dated: March 10, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (signed) RAYMOND L. MCFEETORS
Co-President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

By: (signed) JAMES W. BURNS
Director

By: (signed) GAIL S. ASPER
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 10, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.	Merrill Lynch Canada Inc.
By: (signed) Thomas E. Flynn	By: (signed) Michael G. Boyd

CIBC World Markets Inc.	RBC Dominion Securities Inc.	Scotia Capital Inc.
By: (signed) Donald A. Fox	By: (signed) Linda Wong	By: (signed) Darcy Doherty

TD Securities Inc.

By: (signed) Michael Faralla

National Bank Financial Inc.

By: (signed) Ian McPherson

Casgrain & Company Limited

By: (signed) Gaston Simoneau

GREAT-WEST
LIFECO INC.

ANNEX A – Item 8

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco announces debenture offering

Winnipeg, March 6, 2003...Great-West Lifeco Inc. today announced that it has entered into an agreement with a syndicate of investment dealers led by BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. for the sale of an aggregate of $600 million principal amount of debentures.

The Debentures are being offered in two series:

- $200 million principal amount of the debentures that will mature March 21, 2018 and will bear interest at a rate of 6.14 per cent per annum payable semi-annually. These debentures have been priced to provide a yield to maturity of 6.14 per cent; and

- $400 million principal amount of debentures that will mature March 21, 2033 and will bear interest at a rate of 6.67 per cent per annum payable semi-annually. These debentures have been priced to provide a yield to maturity of 6.671 per cent.

The debentures are redeemable in whole or in part at the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest.

The offering is expected to close on or about March 21, 2003. The proceeds from the debentures will be used for general corporate purposes, and as part of the financing of the proposed acquisition of Canada Life Financial Corporation.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

Great-West Lifeco Inc. (TSX: GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco Inc. is a member of the Power Financial Corporation group of companies.

– end –

For more information contact:
Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

Not for distribution to U.S. news wire services or dissemination in the United States.

ANNEX A – Item 9

GREAT-WEST LIFECO INC.

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Item 2: Date of Material Change

February 14, 2003

Item 3: Press Release

A press release was issued at Winnipeg and Toronto on February 17, 2003. A copy of the press release is attached as Schedule "A".

Item 4: Summary of Material Changes

On February 17, 2003, Great-West Lifeco Inc. ("Lifeco") announced that it had entered into a definitive agreement with Canada Life Financial Corporation ("CLFC") to acquire 100 per cent of the outstanding common shares (the "CLFC Common Shares") of CLFC (the "Transaction") for approximately $7.3 billion.

The Transaction will be effected by way of a capital reorganization. Details will be contained in a circular to be mailed to holders of CLFC Common Shares ("CLFC Common Shareholders") in March 2003, and they will be asked to approve the Transaction at a special meeting of CLFC Common Shareholders (the "Meeting"). The meeting will be held early in the second quarter of 2003.

Item 5: Full Description of Material Change

On February 17, 2003, Lifeco announced that it had entered into a definitive agreement (the "Transaction Agreement") with CLFC to acquire 100 per cent of the outstanding CLFC Common Shares in exchange, at the election of each CLFC Common Shareholder and subject to pro ration, for (a) $44.50 in cash; (b) 1.78 Lifeco 4.80% non-cumulative first preferred shares Series E of Lifeco (the "Lifeco Series E Shares"); (c) 1.78 Lifeco 5.90% non-cumulative first preferred shares Series F (the "Lifeco Series F Shares"); (d) 1.1849 Lifeco Common Shares; or (e) a combination of the foregoing alternatives, with an aggregate of $4,372,161,384 in cash, 24,000,000 Lifeco Series E Shares, 8,000,000 Lifeco Series F Shares, and 55,958,505 Lifeco Common Shares available.

To the extent that the aggregate number of CLFC Common Shares is less than 163,455,312 as a result of unexercised CLFC stock options, CLFC Common Shares acquired by CLFC subsequent to February 14, 2003 and CLFC Common Shares in respect of which dissent rights have been validly exercised, the aggregate purchase price shall be reduced by such shortfall, multiplied by $44.50 per share.

If, as a result of CLFC Common Shareholder elections, one or more of the forms of consideration offered by Lifeco in connection with the Transaction is fully utilized, the amount of such consideration to be paid or issued to CLFC Common Shareholders will be pro rated among the CLFC Common Shareholders electing to receive such form of consideration, and the balance of the consideration paid to such shareholders will consist of consideration in one or more of the other forms offered.

CLFC Common Shareholders who do not make a proper election in respect of the Transaction will be deemed to have elected the form of consideration available after the elections of shareholders who have made proper elections are determined; provided that all non-electing shareholders will receive the same relative proportions of the remaining consideration.

The Transaction Agreement provides that the completion of the Transaction is subject to a number of conditions including: (a) the approval of the Transaction by the CLFC Common Shareholders at the Meeting as required by applicable laws; (b) the receipt of all regulatory approvals of the Transaction required or appropriate under regulatory legislation, on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Lifeco and CLFC on a combined basis; (c) the absence of any restrictions or limitations on the completion of the Transaction under the competition laws of Canada, the United States, the United Kingdom and the European Community; (d) the receipt of all other material consents, waivers, permits, orders and approvals required to permit the consummation of the Transaction on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Lifeco and CLFC on a combined basis; (e) no action, suit or proceeding shall have been threatened or taken before or by any court or governmental agency or other regulatory authority or by any other person and no law, regulation or policy shall have been proposed, enacted, promulgated or applied to cease trade, in join, prohibit or impose material limitations or conditions on the Transaction or the ownership by Lifeco of the shares of CLFC or which, if the Transaction where consummated, in the opinion of Lifeco or CLFC, would have a material adverse affect on Lifeco and CLFC on a combined basis; (f) Lifeco shall have determined that the CLFC shareholder rights plan shall have been waived or otherwise rendered unexerciseable or unenforceable; there shall not have occurred any change in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of CLFC or any of its subsidiaries which, in the opinion of Lifeco, is materially adverse to Lifeco and CLFC, taken as a whole, or the Transaction and (g) other conditions customary to transactions of this nature.

The Transaction Agreement provides for a right of dissent for CLFC Shareholders, and the obligation of Lifeco to proceed with the Transaction is conditional on not more than 5% of the outstanding CLFC Common Shares, other than CLFC Common Shares held by Manulife Financial Corporation, having been the subject of dissent rights.

In addition to customary representations, warranties, conditions and other provisions, the Transaction Agreement provides for: (i) the closure by CLFC of its data room of confidential information relating to CLFC, including the termination of access thereto, and (ii) the agreement of CLFC to cease any existing negotiations, and to not solicit any proposals, for transactions generally involving the acquisition of CLFC by others. The Transaction Agreement permits CLFC to consider certain unsolicited proposals by third parties which are determined by the board of directors of CLFC to be more favourable to shareholders of CLFC than the Transaction (a "Superior Proposal").

CLFC is required to notify immediately Lifeco of the receipt of any actual or potential acquisition proposal. Lifeco has the right to match any acquisition proposals for a period of 48 hours from the time it receives notice thereof from CLFC. If Lifeco exercises its right to match, CLFC will not enter into any discussions with or provide any information to the person making such proposal.

Lifeco has the further right to match any Superior Proposal for a period of five days from the time it receives notice from CLFC that the CLFC board of directors has determined that such proposal is a Superior Proposal. If Lifeco agrees to amend the terms of the Transaction such that they are as favourable or more favourable to the CLFC shareholders than the terms of the Superior Proposal, CLFC will accept the revised Transaction with Lifeco and will not proceed with the Superior Proposal.

CLFC is entitled to accept an unmatched Superior Proposal provided that: (i) it has complied with the exclusivity, non-solicitation and notice provisions of the Transaction Agreement; and (ii) CLFC pays Lifeco $287,315,000 (the "Termination Fee") as set out below.

CLFC is required to pay to Lifeco the Termination Fee within three days of the occurrence of any of the following circumstances: (a) CLFC fails to recommend or confirm its recommendation, within two business days of being requested to do so by Lifeco, or withdraws, modifies or changes in any way adverse to Lifeco its recommendation of the Transaction Agreement or of the Transaction; (b) accepts, approves, recommends or enters into an agreement with any person with respect to a Superior Proposal; (c) CLFC materially breaches its exclusivity, non-solicitation or rights to match obligations contained in the Transaction Agreement; or (d) an unsolicited proposal to acquire CLFC (including an amended offer by Manulife Financial Corporation) is publicly disclosed, announced or made prior to the time of the vote by the CLFC Common Shareholders to consider the Transaction at the Meeting and the Transaction is not approved by the CLFC Common Shareholders.

If the Transaction is not completed because of any breach or failure by CLFC or Lifeco to perform their respective obligations under the Transaction Agreement, the non-performing party will pay the other a set fee ($30 million being payable by CLFC or $15 million payable by Lifeco, in such circumstance, as applicable) to reimburse the other for expenses incurred, unless the Transaction is not completed because of the failure to obtain any required regulatory approvals for which the non-performing party had sole or principal responsibility, in

which case the amount payable to the other is limited to such party's actual expenses to a maximum of $5 million.

Subject to the terms of the Transaction Agreement, the Transaction Agreement may be terminated prior to the completion of the Transaction: (a) by either Lifeco or CLFC upon the failure to satisfy conditions in favour of the party seeking to terminate the Transaction Agreement; (b) by mutual agreement of CFCL and Lifeco; (c) by either CFCL or Lifeco if any law makes the completion of the Transaction or other transactions contemplated by the Transaction Agreement or any part of it illegal or otherwise prohibited; (d) by Lifeco if the board of directors of CLFC has: (i) withdrawn, modified or changed in a manner adverse to Lifeco's ability to complete the Transaction, its approval or recommendation of the Transaction and the other transactions contemplated by the Transaction Agreement, or (ii) approved or recommended any other Acquisition Proposal; (e) by Lifeco if any of the conditions to the completion of the Transaction is not satisfied or waived by Lifeco prior to the closing or for a period up to a further 30 days in the event any regulatory approval has not been obtained, provided it is still being pursued in good faith by Lifeco; or (f) by CLFC in order to enter into a definitive written agreement with respect to a Superior Proposal in accordance with the terms hereof (without relieving Canada Life of the obligation to pay the Termination Fee required to be paid pursuant to the Transaction Agreement.

If the closing date does not occur on or prior to July 31, 2003 or such other date that is otherwise agreed to in writing by the parties, the Transaction Agreement will terminate unless the failure is the result in an injunction or the inability to obtain a required regulatory approval, in which case in the closing date will be extended by not more than 30 days.

Item 6: Reliance on Section 75(3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Senior Officers

For further information, please contact Marlene Klassen, Manager, Communications (204) 946-7705.

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 24th day of February, 2003

GREAT-WEST LIFECO INC.

By: *"signed by Sheila A. Wagar"*
Name: Sheila A. Wagar,
Title: Vice-President, Counsel & Secretary, Canada

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Life and Canada Life agree to business combination

Combined organization to be Canada's largest insurer

Winnipeg and Toronto, February 17, 2003 – Great-West Lifeco Inc. today announced it has entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life.

The Board of Directors of Canada Life will recommend that Canada Life shareholders approve the transaction, which is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

"This strategically motivated transaction will add another well-known financial brand and a powerful new distribution channel to our group of companies," said Raymond L. McFeetors, President and CEO of Great-West and London Life.

"As a result of this transaction, Great-West will emerge from the final stage of industry consolidation with a pre-eminent position in the Canadian life insurance industry and a significantly enhanced business in the United States," McFeetors said. "We are bringing together outstanding companies with high caliber people who are focused on high quality service."

David A. Nield, Chairman and CEO of Canada Life said "The Board of Canada Life is very pleased that it has been able to negotiate a friendly transaction with an outstanding Canadian company. This combination creates a winning scenario for shareholders and policyholders."

"Canada Life has a proud history. We see great value in the brand and are committed to maintaining it," McFeetors said. "We have great respect for the staff and management of Canada Life and look forward to working with them."

The transaction provides Great-West with a leading market share in all key segments in Canada, driven by three complementary distribution channels with unmatched breadth and scale.

In the United States, Great-West Life & Annuity will integrate the operations of Canada Life, thereby providing more distribution opportunities and strong earnings' accretion.

.../2

In Europe, where London Life and sister company Investors Group already operate, Great-West acquires significantly enhanced group and individual businesses in high-growth markets.

The terms of the agreement allow Canada Life shareholders to elect from one of the following alternatives (subject to pro ration) per Canada Life share:

- $44.50 in cash (maximum cash to be paid limited to $4.4 billion)
- 1.1849 common shares of Great-West Lifeco (maximum number of shares to be issued limited to 56.0 million)
- 1.78 Great-West Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares (maximum number of shares to be issued limited to 24.0 million)
- 1.78 Great-West Lifeco 5.90% non-cumulative perpetual preferred shares (maximum number of shares to be issued limited to 8.0 million)
- A combination of these alternatives, subject to pro ration and maximum amounts noted.

To support the transaction, Power Financial Corporation has committed to invest $800 million to purchase 21.302 million common shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 million by purchasing 2.662 million Lifeco common shares from treasury.

The transaction will be effected by way of a capital reorganization. Details will be contained in a circular to be mailed to Canada Life common shareholders shortly, and they will be asked to vote on the transaction at a meeting of shareholders. The transaction is also subject to approval by regulatory authorities (including insurance and competition) in Canada, the U.S., the U.K., Ireland, Germany and Europe, as well as in other jurisdictions where the companies operate. The transaction is expected to close in the third quarter of 2003.

Analyst Call

An analyst call with senior executives of Great-West Life will be held today at 8:15 AM. EST. The news media may listen to the call (no questions) by calling 1-800-769-8320 (passwords: "Raymond McFeetors" and "Monday").

.../3

News Conference

A news media conference with Ray McFeetors and David Nield to discuss the transaction will be held today at 10:00 A.M. EST at News Theatre, 98 The Esplanade, in Toronto. Interested participants can listen to the conference by dialing 1-800-814-3911 at least 10 minutes prior to the scheduled start to ensure connection. The conference will also be Web cast at www.startcast.com/shows/65/A0001 (video and audio) or www.startcast.com/shows/65/A0002 (audio only).

About Great-West Lifeco

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- end -

.../4

For information and interview arrangements on MONDAY contact:
Jill Rosenberg
Environics Communications
416-920-9000 ext. 291
jrosenberg@pr.environics.ca

For information, please contact:

Marlene Klassen
Director, Media and Public Relations
Tel: (204) 946-7705
E-mail: marlene.klassen@gwl.ca

ANNEX A – Item 10



February 20, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commissio n
Ontario Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilieres du Quebec
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Subject: Great-West Lifeco Inc.

AMENDED NOTICE

We advise the following with respect to the upcoming Annual Meeting of Shareholders for the subject Corporation.

Meeting Date	:	**May 1, 2003**
Record Date for Notice	:	**March 17, 2003**
Record Date for Voting	:	**March 17, 2003**
Beneficial Ownership Determination Date	:	**March 17, 2003**
Class of Securities entitled to Receive Notice:	:	**Common, Preferred Series C and Preferred Series D**
Class of Securities Entitled to Vote	:	**Common, Preferred Series C and Preferred Series D**
Business Type	:	**Routine**
CUSIP Number	:	**39138C106/ 39138C403/ 39138C601**
Meeting Location	:	**Winnipeg, MB**

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

("signed")
Maryann Omonuwa
Account Manager
Client Services Stock Transfer
Direct Dial (204) 940-4605 Fax (204)940-4608



February 17, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilieres du Quebec
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Subject: **Great-West Lifeco Inc.**

We advise the following with respect to the upcoming meeting of Shareholders for the subject Corporation.

1.	**Meeting Type**	:	**Annual**
2.	**Security Description of Voting Issue**	:	**Common and Preferred**
3.	**CUSIP Number**	:	**39138C106/ 39138C403/ 39138C601**
4.	**Record Date**	:	**March 17, 2003**
5.	**Meeting Date**	:	**May 1, 2003**
6.	**Meeting Location**	:	**Winnipeg, Manitoba**

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Maryann Omonuwa
Account Manager
Client Services Stock Transfer
Direct Dial (204) 940-4605 Fax (204) 940-4608

ANNEX A – Item 12

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Life and Canada Life agree to business combination

Combined organization to be Canada's largest insurer

Winnipeg and Toronto, February 17, 2003 – Great-West Lifeco Inc. today announced it has entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life.

The Board of Directors of Canada Life will recommend that Canada Life shareholders approve the transaction, which is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

"This strategically motivated transaction will add another well-known financial brand and a powerful new distribution channel to our group of companies," said Raymond L. McFeetors, President and CEO of Great-West and London Life.

"As a result of this transaction, Great-West will emerge from the final stage of industry consolidation with a pre-eminent position in the Canadian life insurance industry and a significantly enhanced business in the United States," McFeetors said. "We are bringing together outstanding companies with high caliber people who are focused on high quality service."

David A. Nield, Chairman and CEO of Canada Life said "The Board of Canada Life is very pleased that it has been able to negotiate a friendly transaction with an outstanding Canadian company. This combination creates a winning scenario for shareholders and policyholders."

"Canada Life has a proud history. We see great value in the brand and are committed to maintaining it," McFeetors said. "We have great respect for the staff and management of Canada Life and look forward to working with them."

The transaction provides Great-West with a leading market share in all key segments in Canada, driven by three complementary distribution channels with unmatched breadth and scale.

In the United States, Great-West Life & Annuity will integrate the operations of Canada Life, thereby providing more distribution opportunities and strong earnings' accretion.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

In Europe, where London Life and sister company Investors Group already operate, Great-West acquires significantly enhanced group and individual businesses in high-growth markets.

The terms of the agreement allow Canada Life shareholders to elect from one of the following alternatives (subject to pro ration) per Canada Life share:

- $44.50 in cash (maximum cash to be paid limited to $4.4 billion)
- 1.1849 common shares of Great-West Lifeco (maximum number of shares to be issued limited to 56.0 million)
- 1.78 Great-West Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares (maximum number of shares to be issued limited to 24.0 million)
- 1.78 Great-West Lifeco 5.90% non-cumulative perpetual preferred shares (maximum number of shares to be issued limited to 8.0 million)
- A combination of these alternatives, subject to pro ration and maximum amounts noted.

To support the transaction, Power Financial Corporation has committed to invest $800 million to purchase 21.302 million common shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 million by purchasing 2.662 million Lifeco common shares from treasury.

The transaction will be effected by way of a capital reorganization. Details will be contained in a circular to be mailed to Canada Life common shareholders shortly, and they will be asked to vote on the transaction at a meeting of shareholders. The transaction is also subject to approval by regulatory authorities (including insurance and competition) in Canada, the U.S., the U.K., Ireland, Germany and Europe, as well as in other jurisdictions where the companies operate. The transaction is expected to close in the third quarter of 2003.

Analyst Call

An analyst call with senior executives of Great-West Life will be held today at 8:15 AM. EST. The news media may listen to the call (no questions) by calling 1-800-769-8320 (passwords: "Raymond McFeetors" and "Monday").

News Conference

A news media conference with Ray McFeetors and David Nield to discuss the transaction will be held today at 10:00 A.M. EST at News Theatre, 98 The Esplanade, in Toronto. Interested participants can listen to the conference by dialing 1-800-814-3911 at least 10 minutes prior to the scheduled start to ensure connection. The conference will also be Web cast at www.startcast.com/shows/65/A0001 (video and audio) or www.startcast.com/shows/65/A0002 (audio only).

About Great-West Lifeco

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- end -

.../4

For information and interview arrangements on MONDAY contact:
Jill Rosenberg
Environics Communications
416-920-9000 ext. 291
jrosenberg@pr.environics.ca

For information, please contact:

Marlene Klassen
Director, Media and Public Relations
Tel: (204) 946-7705
E-mail: marlene.klassen@gwl.ca

ANNEX A – Item 13

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco reports 2002 results and dividend increase

Winnipeg, January 30, 2003 ... Great-West Lifeco Inc. has reported net income attributable to common shareholders of $931 million or $2.530 per common share for the twelve months ended December 31, 2002, compared to $1.387 per common share reported a year ago.

This result represents an increase of 15% over 2001, after adjusting for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001 to facilitate comparison between years.

For the fourth quarter, net income attributable to common shareholders was $235 million or $0.641 per common share, compared to adjusted 2001 results of $208 million or $0.562 per common share.

Highlights – twelve months 2002

- Earnings per common share increased 15% over 2001 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 22.9% for the twelve months ended December 31, 2002, compared to 20.8% in 2001, using adjusted 2001 results.
- Quarterly dividends declared were 27¢ per common share, an increase of 2.25¢ per share, payable March 31, 2003. Dividends paid on common shares for 2002 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization, Alta charges, and the events of September 11, 2001.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2002 increased 15% to $441 million from $384 million at December 31, 2001. For the fourth quarter, Canadian net income attributable to common shareholders increased to $116 million compared to $102 million at December 31, 2001.

Lifeco's United States consolidated net earnings for twelve months of 2002 increased 13% to $490 million from $435 million a year ago. For the fourth quarter, United States net income increased to $119 million compared to $106 million at December 31, 2001.

GWL&A's twelve months net income attributable to common shareholders increased to US $321 million from US $294 million at December 31, 2001. For the fourth quarter, GWL&A's earnings were US $79 million compared to US $72 million a year ago.

THE GREAT-WEST LIFE ASSURANCE COMPANY

Developments

- In December, Great-West completed its first innovative tier 1 capital issue, raising $350 million through an offering of Great-West Life Trust Securities (GREATs).
- Great-West, together with London Life and Investors Group, signed an agreement with National Bank of Canada to offer banking products and services through their respective distribution networks.
- Great-West and London Life's Group Retirement Services division enhanced its Web site, giving plan members the opportunity to do their retirement planning, including fund selection, online.

Results

"Great-West and London Life ended the year the same way we started, with exceptional performance from our group and individual lines of business," says Raymond L. McFeetors, President & Chief Executive Officer, Great-West Life.

"Despite the decline in consumer confidence in investment markets, segregated funds deposits for the year were up over 2001. Concern for security also led to increased interest among consumers for participating life insurance, where our sales increased nearly 30% this year. Price rationalization in the group insurance market over the past couple of years set the stage for strong growth in net income from our group insurance business, which also enjoyed very strong persistency during the year."

.../3

Total premiums and deposits for full year 2002, including reinsurance premiums, were up 9% from 2001 levels.

Fee income increased 7% in 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at December 31, 2002 were $54.5 billion, up 1% from December 31, 2001.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Developments

- The last quarter of 2002 saw a continuation of our themes for the year–margin expansion, disciplined expense management and conservative investment selection.

Results

"Low interest rates, weak stock markets, and rising health care costs all combined to test our business managers in 2002. I'm very pleased with the results we achieved in 2002 in this very stormy environment," says William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity.

The decrease in US $ premium income and deposits for 2002 of 12% was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $41.6 billion at December 31, 2002, down $2.6 billion compared with December 31, 2001, essentially due to reductions in market values of segregated funds.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.27 per share on the common shares of the Company payable March 31, 2003 to shareholders of record at the close of business March 17, 2003.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable March 31, 2003 to shareholders of record at the close of business March 17, 2003
- Class A, Series 1 Preferred Shares $0.3125 per share payable April 30, 2003 to shareholders of record at the close of business April 16, 2003.

GREAT-WEST LIFECO

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company (Freedom 55 Financial™) in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Selected financial information is attached. Full financial statements and notes for 2002 are available on the Great-West Lifeco Web site at http://www.greatwestlifeco.com/english/investor/quarterly.html

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, January 30, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at 1-800-387-6216 (passcode: Chantal) or 416-405-9328 in Toronto.

A replay of the call will be available from January 30 until February 6 and can be accessed by calling 1-800-408-3053 (passcode: 1348731) or 416-695-5800 in Toronto.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the three months ended December 31 *(unaudited)*							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,100	$ 740	$ 1,840	$ 1,010	$ 728	$ 1,738	6%
Reinsurance & specialty general insurance	1,040	-	1,040	1,127	-	1,127	-8%
Self-funded premium equivalents (ASO contracts) (1)	353	2,013	2,366	314	2,177	2,491	-5%
Segregated funds deposits: (1)							
Individual products	320	144	464	371	312	683	-32%
Group products	334	722	1,056	345	772	1,117	-5%
Total premiums and deposits	$ 3,147	$ 3,619	$ 6,766	$ 3,167	$ 3,989	$ 7,156	-5%
Fee and other income	104	324	428	105	339	444	-4%
Paid or credited to policyholders	2,303	856	3,159	2,348	862	3,210	-2%
Net income attributable to:							
Preferred shareholders	8	-	8	8	-	8	0%
Common shareholders	116	119	235	85	104	189	24%
2001 adjustments (2)							
Goodwill amortization	-	-	-	17	1	18	
Alta	-	-	-	-	1	1	
September 11, 2001	-	-	-	-	-	-	
Adjusted net income common shareholders (2)	116	119	235	102	106	208	13%
Per Common Share							
Basic earnings			$ 0.641			$ 0.510	26%
2001 adjustments (2)							
Goodwill amortization			-			0.048	
Alta			-			0.004	
September 11, 2001			-			-	
Adjusted basic earnings (2)			0.641			0.562	14%
Dividends paid			0.2475			0.205	21%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include
(i) *A charge of $18 after-tax or $0.048 per common share for the three months ended December 31, 2001 and $66 after-tax or $0.177* per common share for the year ended December 31, 2001 related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 1 of the Company's 2002 financial statements);
(ii) A charge of $165 after-tax or $0.444 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
(iii) A charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(cont'd)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the years ended December 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 4,276**	**$ 2,989**	**$ 7,265**	$ 3,996	$ 3,026	$ 7,022	3%
Reinsurance & specialty general insurance	**3,922**	**-**	**3,922**	3,455	-	3,455	14%
Self-funded premium equivalents (ASO contracts) (1)	**1,355**	**8,209**	**9,564**	1,238	8,861	10,099	-5%
Segregated funds deposits: (1)							
Individual products	**1,649**	**644**	**2,293**	1,586	1,369	2,955	-22%
Group products	**1,163**	**3,219**	**4,382**	1,045	3,650	4,695	-7%
Total premiums and deposits	**$ 12,365**	**$ 15,061**	**$ 27,426**	$ 11,320	$ 16,906	$ 28,226	-3%
Fee and other income	**420**	**1,387**	**1,807**	391	1,467	1,858	-3%
Paid or credited to policyholders	**8,978**	**3,615**	**12,593**	8,308	3,722	12,030	5%
Net income attributable to:							
Preferred shareholders	**31**	**-**	**31**	30	1	31	-%
Common shareholders	**441**	**490**	**931**	249	266	515	81%
2001 adjustments (2)							
Goodwill amortization	**-**	**-**	**-**	62	4	66	
Alta	**-**	**-**	**-**	-	165	165	
September 11, 2001	**-**	**-**	**-**	73	-	73	
Adjusted net income common shareholders (2)	**441**	**490**	**931**	384	435	819	14%
Per Common Share							
Basic earnings			**$ 2.530**			$ 1.387	82%
2001 adjustments (2)							
Goodwill amortization			**-**			0.177	
Alta			**-**			0.444	
September 11, 2001			**-**			0.199	
Adjusted basic earnings (2)			**2.530**			2.207	15%
Dividends paid			**0.945**			0.780	21%
Return on common shareholders' equity							
Net income			**22.9%**			13.7%	
Adjusted net income (2)			**-**			20.8%	
At December 31							
Total assets	**$ 36,010**	**$ 24,061**	**$ 60,071**	$ 34,690	$ 24,469	$ 59,159	2%
Segregated funds assets (1)	**18,504**	**17,544**	**36,048**	19,093	19,774	38,867	-7%
Total assets under administration	**$ 54,514**	**$ 41,605**	**$ 96,119**	$ 53,783	$ 44,243	$ 98,026	-2%
Capital stock and surplus			**$ 4,708**			$ 4,397	7%
Book value per common share			**$ 11.68**			$ 10.47	12%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS

(in millions of dollars except earnings per common share)

	For the three months ended December 31		For the years ended December 31	
	2002	2001	**2002**	2001
	(unaudited)			
Income				
Premium income	**$ 2,880**	$ 2,865	**$ 11,187**	$ 10,477
Net investment income	**934**	977	**3,638**	3,713
Fee and other income	**428**	444	**1,807**	1,858
	4,242	4,286	**16,632**	16,048
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,159**	3,210	**12,593**	12,030
Commissions	**187**	179	**718**	696
Operating expenses	**457**	486	**1,786**	1,941
Premium taxes	**17**	35	**109**	124
Special charges	**-**	2	**-**	204
Net operating income before income taxes	**422**	374	**1,426**	1,053
Income taxes - current	**100**	199	**397**	427
- future	**47**	(60)	**33**	(30)
Net income before non-controlling interests	**275**	235	**996**	656
Non-controlling interests	**32**	20	**34**	44
Net income before amortization of goodwill	**243**	215	**962**	612
Amortization of goodwill	**-**	18	**-**	66
Net income	**$ 243**	$ 197	**$ 962**	$ 546
Earnings per Common Share				
Basic	**$ 0.641**	$ 0.510	**$ 2.530**	$ 1.387
Diluted	**$ 0.634**	$ 0.503	**$ 2.499**	$ 1.365

Summary of Net Income				
Preferred shareholder dividends	**$ 8**	$ 8	**$ 31**	$ 31
Net income - common shareholders	**235**	189	**931**	515
Net income	**$ 243**	$ 197	**$ 962**	$ 546
Average number of shares outstanding - basic			367,987,648	371,244,073
Average number of shares outstanding - diluted			372,607,557	377,364,057

United States operating results during 2002 have been included at the average market rate of $1.5700 Canadian compared with $1.5490 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET

(in millions of dollars)

	December 31, 2002	December 31, 2001
Assets		
Bonds	**$ 33,764**	$ 32,581
Mortgage loans	**7,850**	8,369
Stocks	**1,581**	1,379
Real estate	**1,267**	1,272
Loans to policyholders	**6,177**	6,213
Cash and certificates of deposit	**912**	837
Funds withheld by ceding insurers	**4,786**	4,477
Premiums in course of collection	**305**	410
Interest due and accrued	**511**	543
Future income taxes	**138**	317
Goodwill and intangible assets	**1,687**	1,604
Other assets	**1,093**	1,157
Total assets	**$ 60,071**	$ 59,159
Liabilities		
Policy liabilities		
Actuarial liabilities	**$ 44,508**	$ 43,909
Provision for claims	**645**	753
Provision for policyholder dividends	**363**	355
Provision for experience rating refunds	**927**	834
Policyholder funds	**1,853**	1,748
	48,296	47,599
Commercial paper and other loans	**1,012**	1,075
Current income taxes	**454**	508
Other liabilities	**2,081**	2,181
Repurchase agreements	**511**	400
Net deferred gains on portfolio investments sold	**958**	1,049
	53,312	52,812
Non-controlling interests	**2,051**	1,950
Capital Stock and Surplus		
Capital stock	**1,982**	2,083
Surplus	**2,382**	1,951
Provision for unrealized gain on translation of net investment in foreign operations	**344**	363
	4,708	4,397
Liabilities, capital stock and surplus	**$ 60,071**	$ 59,159

United States assets and liabilities have been translated at the market rates of $1.5800 Canadian for December 31, 2002 and $1.5930 Canadian for December 31, 2001.

GREAT-WEST
LIFECO INC.

Segmented Information
Consolidated Operations
For the three months ended December 31, 2002 *(unaudited)*

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 568	$ 172	$ 1,040	$ 6	$ 1,786	$ 354	$ 2,140
Net investment income	51	118	117	32	318	246	564
Fee and other income	18	81	1	4	104	-	104
Total income	637	371	1,158	42	2,208	600	2,808
Benefits and Expenses:							
Paid or credited to policyholders	476	180	1,146	8	1,810	493	2,303
Other	108	84	8	3	203	64	267
Net operating income before income taxes	53	107	4	31	195	43	238
Income taxes	19	46	(3)	3	65	26	91
Net income before non-controlling interests	34	61	7	28	130	17	147
Non-controlling interests	-	-	-	6	6	17	23
Net income before goodwill amortization	34	61	7	22	124	-	124
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	61	7	14	116	-	116
Net income	$ 34	$ 61	$ 7	$ 22	$ 124	$ -	$ 124

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2002 *(unaudited)*

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 378	$ 243	$ -	$ 621	$ 119	$ 740	$ 2,880
Net investment income	27	200	(1)	226	144	370	934
Fee and other income	238	85	1	324	-	324	428
Total income	643	528	-	1,171	263	1,434	4,242
Benefits and Expenses:							
Paid or credited to policyholders	253	351	(1)	603	253	856	3,159
Other	292	92	5	389	5	394	661
Net operating income *before income taxes*	98	85	(4)	179	5	184	422
Income taxes	35	26	(1)	60	(4)	56	147
Net income before non-controlling interests	63	59	(3)	119	9	128	275
Non-controlling interests	-	-	-	-	9	9	32
Net income before goodwill amortization	63	59	(3)	119	-	119	243
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 63	$ 59	$ (3)	$ 119	$ -	$ 119	$ 243

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 8
Net income - common shareholders	63	59	(3)	119	-	119	235
Net income	$ 63	$ 59	$ (3)	$ 119	$ -	$ 119	$ 243

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2001 *(unaudited)*

	Canadian Operations						
	Shareholder					*Participating* Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 521	$ 144	$ 1,127	$ 5	$ 1,797	$ 340	$ 2,137
Net investment income	53	131	136	37	357	263	620
Fee and other income	16	82	1	6	105	-	105
Total income	590	357	1,264	48	2,259	603	2,862
Benefits and Expenses:							
Paid or credited to policyholders	446	187	1,263	13	1,909	439	2,348
Other	102	98	28	1	229	63	292
Net operating income before income taxes	42	72	(27)	34	121	101	222
Income taxes	16	27	(9)	(27)	7	83	90
Net income before non-controlling interests	26	45	(18)	61	114	18	132
Non-controlling interests	-	-	(2)	6	4	18	22
Net income before goodwill amortization	26	45	(16)	55	110	-	110
Amortization of goodwill	6	7	2	2	17	-	17
Net income	$ 20	$ 38	$ (18)	$ 53	$ 93	$ -	$ 93

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	20	38	(18)	45	85	-	85
Net income	$ 20	$ 38	$ (18)	$ 53	$ 93	$ -	$ 93

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2001 *(unaudited)*

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 434	$ 166	$ -	$ 600	$ 128	$ 728	$ 2,865
Net investment income	27	202	(7)	222	135	357	977
Fee and other income	249	90	-	339	-	339	444
Total income	710	458	(7)	1,161	263	1,424	4,286
Benefits and Expenses:							
Paid or credited to policyholders	332	275	(1)	606	256	862	3,210
Other	303	90	7	400	8	408	700
Special charges	2	-	-	2	-	2	2
Net operating income before income taxes	73	93	(13)	153	(1)	152	374
Income taxes	23	24	1	48	1	49	139
Net income before non-controlling interests	50	69	(14)	105	(2)	103	235
Non-controlling interests	-	-	-	-	(2)	(2)	20
Net income before goodwill amortization	50	69	(14)	105	-	105	215
Amortization of goodwill	-	1	-	1	-	1	18
Net income	$ 50	$ 68	$ (14)	$ 104	$ -	$ 104	$ 197

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 8
Net income - common shareholders	50	68	(14)	104	-	104	189
Net income	$ 50	$ 68	$ (14)	$ 104	$ -	$ 104	$ 197

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 2,220	$ 662	$ 3,922	$ 17	$ 6,821	$ 1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	-	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Net operating income before income taxes	199	351	32	74	656	36	692
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	129	496	-	496
Non-controlling interests	-	-	1	23	24	-	24
Net income before goodwill amortization	125	212	29	106	472	-	472
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 31	$ 31	$ -	$ 31
Net income - common shareholders	125	212	29	75	441	-	441
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ -	$ 472

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,577	$ 1,016	$ -	$ 2,593	$ 396	$ 2,989	$ 11,187
Net investment income	109	824	(5)	928	561	1,489	3,638
Fee and other income	1,036	350	1	1,387	-	1,387	1,807
Total income	2,722	2,190	(4)	4,908	957	5,865	16,632
Benefits and Expenses:							
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	12,593
Other	1,139	347	9	1,495	21	1,516	2,613
Net operating income before income taxes	375	359	(11)	723	11	734	1,426
Income taxes	125	112	(4)	233	1	234	430
Net income before non-controlling interests	250	247	(7)	490	10	500	996
Non-controlling interests	-	-	-	-	10	10	34
Net income before goodwill amortization	250	247	(7)	490	-	490	962
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 250	$ 247	$ (7)	$ 490	$ -	$ 490	$ 962

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 31
Net income - common shareholders	250	247	(7)	490	-	490	931
Net income	$ 250	$ 247	$ (7)	$ 490	$ -	$ 490	$ 962

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2001

Canadian Operations

	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 2,026	$ 628	$ 3,455	$ 16	$ 6,125	$ 1,326	$ 7,451
Net investment income	215	513	473	125	1,326	926	2,252
Fee and other income	61	311	2	17	391	-	391
Total income	2,302	1,452	3,930	158	7,842	2,252	10,094
Benefits and Expenses:							
Paid or credited to policyholders	1,739	799	3,894	33	6,465	1,843	8,308
Other	391	374	78	17	860	275	1,135
Net operating income before income taxes	172	279	(42)	108	517	134	651
Income taxes	67	104	(12)	(7)	152	116	268
Net income before non-controlling interests	105	175	(30)	115	365	18	383
Non-controlling interests	-	-	2	22	24	18	42
Net income before goodwill amortization	105	175	(32)	93	341	-	341
Amortization of goodwill	23	28	8	3	62	-	62
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ -	$ 279

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ 30	$ 30	$ -	$ 30
Net income - common shareholders	82	147	(40)	60	249	-	249
Net income	$ 82	$ 147	$ (40)	$ 90	$ 279	$ -	$ 279

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,708	$ 893	$ -	$ 2,601	$ 425	$ 3,026	$ 10,477
Net investment income	106	831	(10)	927	534	1,461	3,713
Fee and other income	1,105	362	-	1,467	-	1,467	1,858
Total income	2,919	2,086	(10)	4,995	959	5,954	16,048
Benefits and Expenses:							
Paid or credited to policyholders	1,439	1,359	(2)	2,796	926	3,722	12,030
Other	1,208	382	14	1,604	22	1,626	2,761
Special charges	204	-	-	204	-	204	204
Net operating income before income taxes	68	345	(22)	391	11	402	1,053
Income taxes	18	101	1	120	9	129	397
Net income before non-controlling interests	50	244	(23)	271	2	273	656
Non-controlling interests	-	-	-	-	2	2	44
Net income before goodwill amortization	50	244	(23)	271	-	271	612
Amortization of goodwill	2	1	1	4	-	4	66
Net income	$ 48	$ 243	$ (24)	$ 267	$ -	$ 267	$ 546

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 31
Net income - common shareholders	48	243	(25)	266	-	266	515
Net income	$ 48	$ 243	$ (24)	$ 267	$ -	$ 267	$ 546

RECD S.E.C.
APR - 7 2003
1086

ANNEX A

(Volume II – Items 14 through 18)

INDEX TO ANNEX A

1. Press release announcing completion of an offering of debentures, dated and filed March 21, 2003

2. Final short-form prospectus in respect of an offering of debentures, dated and filed March 14, 2003

3. Audited annual financial statements for the fiscal year ended December 31, 2002, dated January 30, 2003 and filed March 13, 2003

4. Management's Discussion and Analysis for the year ended December 31, 2002, filed March 13, 2003

5. Press release announcing the filing of comparative audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2002, dated and filed March 13, 2003

6. Underwriting agreement in respect of an offering of debentures, dated and filed March 10, 2003

7. Preliminary short-form prospectus in respect of an offering of debentures, dated and filed March 10, 2003

8. Press release announcing an offering of debentures, dated and filed March 6, 2003

9. Material Change Report relating to the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation dated February 14, 2003 and filed February 24, 2003

10. Amended notice of the annual meeting of shareholders and record date, dated and filed February 20, 2003

11. Notice of the annual meeting of shareholders and record date, dated February 17, 2003 and filed February 19, 2003

12. Press release announcing the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation, dated and filed February 17, 2003

13. Press release announcing 2002 financial results and dividend increase, dated and filed January 30, 2003

14. Final long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

15. Underwriting agreement in respect of the offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

16. Preliminary long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed November 29, 2002

17. Interim financial statements for the nine months ended September 30, 2002, dated October 29, 2002 and filed November 19, 2002

18. Exempt issuer bid material in respect of approval by the TSX of a normal course issuer bid, dated and filed November 18, 2002

19. Notice of intention to make a normal course issuer bid, dated and filed November 18, 2002

20. Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Reg.), dated and filed November 18, 2002

21. Press release reporting third quarter results, dated October 29, 2002 and filed October 30, 2002

22. Press release announcing redemption of First Preferred Shares, Series B, dated and filed September 25, 2002

23. Interim financial statements for the six months ended June 30, 2002, dated July 30, 2002 and filed August 13, 2002

24. Press release reporting second quarter results and dividend increase, dated and filed July 30, 2002

25. Annual Return pursuant to section 263 of the Canada Business Corporations Act, dated and filed June 6, 2002

26. Interim financial statements for the quarter ended March 31, 2002, dated April 25, 2002 and filed May 23, 2002

27. Management's Discussion and Analysis for the year ended December 31, 2001, filed May 16, 2002

28. 2001 Annual Information Form, dated April 25, 2002 and filed May 16, 2002

29. Press release reporting first quarter results, dated and filed April 25, 2002

30. 2001 Annual Report, filed April 2, 2002

31. Audited annual financial statements for the year ended December 31, 2001, dated January 30, 2002 and filed April 2, 2002

32. Form of proxy for the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

33. Management proxy/information circular in respect of the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

34. Notice of the annual meeting of shareholders, dated March 8, 2002 and filed April 1, 2002

35. Notice of the annual meeting of shareholders and record date, dated February 12, 2002 and filed February 14, 2002

36. Press release reporting results for the year ended December 31, 2001 and dividend increase, dated January 30, 2002 and filed January 31, 2002

37. Insider reports dated and filed January 10, 2002, January 17, 2002, January 30, 2002, February 5, 2002, February 7, 2002, February 14, 2002, February 22, 2002, February 28, 2002, March 7, 2002, March 14, 2002, March 21, 2002, March 28, 2002, April 5, 2002, April 10, 2002, May 16, 2002, April 18, 2002, May 2, 2002, May 7, 2002, May 24, 2002, May 30, 2002, June 7, 2002, June 13, 2002, June 21, 2002, June 27, 2002, July 4, 2002, July 12, 2002, July 18, 2002, July 24, 2002, August 1, 2002, August 9, 2002, August 16, 2002, August 26, 2002, September 3, 2002, September 6, 2002, September 12, 2002, September 19, 2002, September 30, 2002, October 4, 2002, October 10, 2002, October 18, 2002, October 24, 2002, November 1, 2002, November 7, 2002, November 15, 2002, November 21, 2002, November 29, 2002, December 6, 2002, December 13, 2002, December 19, 2002, January 2, 2003, January 7, 2003, January 17, 2003, January 22, 2003, January 30, 2003, February 11, 2002, February 13, 2003, February 20, 2003, February 27, 2003, March 6, 2003, March 14, 2003, March 21, 2003, and March 27, 2003

ANNEX A – Item 14

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to a U.S. Person. Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Great-West Lifeco Inc., 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5 (204) 946-8682.

Initial Public Offering — December 17, 2002

PROSPECTUS

GREAT-WEST LIFE CAPITAL TRUST™

(a trust established under the laws of Ontario)

$350,000,000

350,000 Great-West Life Trust Securities — Series A (GREATs™ Series A)

Great-West Life Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by The Canada Trust Company (the "Trustee") pursuant to a declaration of trust dated as of November 29, 2002, (the "Declaration of Trust"). The Trust proposes to issue and sell to investors pursuant to this prospectus (the "Offering") a series of transferable trust units called Great-West Life Trust Securities — Series A, or "GREATs Series A", each of which represents an undivided beneficial ownership interest in the Trust Assets, principally comprised of senior debentures issued by The Great-West Life Assurance Company ("GWL"), including a senior debenture issued in respect of the GREATs Series A by GWL (the "Great-West Life Series A Debenture" and, together with other senior debentures of GWL held by the Trust from time to time, the "Great-West Life Debentures"). The GREATs Series A will constitute the first series of the class of the Great-West Life Trust Securities issued by the Trust (all such series being collectively, "GREATs"). The Trust will also issue trust units called Special Trust Securities (the "Special Trust Securities" and, together with the GREATs Series A, the "Trust Securities") to GWL. See "Description of the Trust Securities". The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction.

The Trust will distribute its Net Distributable Funds on the last day of June and December of each year (each, a "Distribution Date"). Commencing on June 30, 2003, on each Distribution Date that is a Regular Distribution Date, a holder of GREATs Series A will be entitled to receive a non-cumulative fixed cash distribution of $29.975 per GREATs Series A (an "Indicated Yield"), representing an annual yield of 5.995% of the $1,000 initial issue price. The initial Indicated Yield payable on December 31, 2002 in respect of the period from and including December 20, 2002 to, but excluding, December 31, 2002, will be approximately $1.807 per GREATs Series A, based on an anticipated closing date of December 20, 2002 (the "Closing Date"). The Great-West Life Series A Debenture will bear interest at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 for each $1,000 principal amount of the Great-West Life Series A Debenture, on the last day of June and December of each year (each, a "Debenture Interest Payment Date") commencing June 30, 2003. The initial interest payment, payable on December 31, 2002, in respect of the period from the Closing Date to, but excluding, December 31, 2002, will be approximately $1.807. Each Distribution Date will be either a Regular Distribution Date or a Distribution Diversion Date. A Distribution Date will be a Regular Distribution Date if GWL has declared Dividends as described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield". On a Regular Distribution Date, the Trust will pay the indicated yield on all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on the GREATs. A Distribution Date will be a Distribution Diversion Date if GWL has not declared Dividends on the basis described in this prospectus. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A); instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

(Continued on next page)

Price: $1,000 per GREATs Series A

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Trust(2)
Per GREATs Series A	$1,000	$10	$990
Total	$350,000,000	$3,500,000	$346,500,000

Notes:

(1) The Underwriters' fee is $10 for each GREATs Series A sold. The "Per GREATs Series A" and "T [illegible])resent the Underwriters' fee and net proceeds to the Trust based on the expected sales of the [illegible]

(2) The Offering expenses of the Tr [illegible] paid by the Trust from the proceeds of issue of the Special [illegible] iquidity".

™ *Trade marks of GWL used* [illegible]

03 APR -3 AM 7:21

(Continued from cover)

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with the prior approval ("Superintendent Approval") of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), may redeem the GREATs Series A, in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

Upon the occurence, at any time, of a Regulatory Event or a Tax Event (each, a "Special Event"), the Trust, at its option and with Superintendent Approval, may redeem all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".

Holders of GREATs Series A will have the right at any time to exchange all or part of their GREATs Series A for newly issued Non-Cumulative Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series ZZ will be exchangeable, at the option of the holders, into common shares ("Lifeco Common Shares") of Great-West Lifeco Inc. ("Lifeco"), the parent company of GWL. See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

Upon the occurrence of a Loss Absorption Event, all of the then outstanding GREATs Series A will be automatically exchanged, without the consent of the holders, for newly issued Non-Cumulative Preferred Shares Series YY of GWL ("GWL Preferred Shares Series YY"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series YY will be exchangeable, at the option of the holders, into Lifeco Common Shares. See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

An investment in GREATs Series A could be replaced in certain circumstances, without the consent of the holder, by an investment in GWL Preferred Shares Series YY. Investors should therefore carefully consider the disclosure with respect to GWL and Lifeco included and incorporated by reference in this prospectus. An investment in GREATs Series A is subject to certain risks. See "Risk Factors".

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the Toronto Stock Exchange (the "TSX") any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued upon the occurrence of an Automatic Exchange or the exercise of the Holder Exchange Right.

The Trust is a registered investment for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). So long as the Trust is a registered investment under the Tax Act, GREATs Series A will be qualified investments, and will not be foreign property, for Deferred Income Plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the GREATs Series A, subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust, GWL and Lifeco by Torys LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. This prospectus also qualifies for distribution the Holder Exchange Right and the Automatic Exchange (the "Exchange Provisions"), the Subscription Right, the Lifeco Common Share Exchange Right, the GWL Preferred Shares Exchange Right and the Conversion Right.

Subscriptions for the GREATs Series A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be December 20, 2002 or such later date as the Trust and the Underwriters may agree, but in any event not later than December 31, 2002. The GREATs Series A will be issued in "book-entry only" form and, accordingly, physical certificates representing GREATs Series A will not be available except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions and restrictions of the statutes referred to below and, where applicable, the regulations thereunder and, in certain cases, subject to satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, the GREATs Series A to be issued by the Trust, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Pension Benefits Act (Ontario)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (other than by a guarantee fund corporation)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and funds received as deposits and for a savings company)

The Trust is a registered investment for purposes of the Tax Act. In the opinion of such counsel, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (each, a "Deferred Income Plan"). In addition, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will not be foreign property for purposes of Part XI of the Tax Act.

THE GREATs SERIES A, WHILE EXCHANGEABLE FOR GWL EXCHANGE SHARES, WHICH, IN TURN, ARE EXCHANGEABLE UNDER CERTAIN CIRCUMSTANCES FOR LIFECO COMMON SHARES, DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, GWL, LIFECO OR THE CANADA TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES. THE GREATs SERIES A ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE CANADIAN LIFE AND HEALTH COMPENSATION CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WITH RESPECT TO LIFECO AND ITS CONSOLIDATED SUBSIDIARIES (TOGETHER, THE "GREAT-WEST GROUP"), INCLUDING THE FUTURE OPERATIONS, FINANCIAL RESULTS, OBJECTIVES AND STRATEGIES OF THE GREAT-WEST GROUP. THESE STATEMENTS, WHICH APPEAR UNDER THE HEADINGS "GREAT-WEST GROUP" AND "RISK FACTORS", AS WELL AS ELSEWHERE IN THIS PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN), GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "MAY", "WILL", "EXPECT", "INTEND", "ESTIMATE", "ANTICIPATE", "BELIEVE", OR "CONTINUE" OR THE NEGATIVE THEREOF OR SIMILAR VARIATIONS. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM GREAT-WEST GROUP'S EXPECTATIONS INCLUDE, AMONG OTHER THINGS, LEGISLATIVE OR REGULATORY DEVELOPMENTS, COMPETITION, TECHNOLOGICAL CHANGE, GLOBAL CAPITAL MARKET ACTIVITY, INTEREST RATES AND GENERAL ECONOMIC CONDITIONS IN CANADA, UNITED STATES OR INTERNATIONALLY AND OTHER FACTORS DISCUSSED UNDER "RISK FACTORS".

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Lifeco with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. Lifeco's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. Lifeco's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon;
3. Lifeco's Management's Discussion and Analysis on pages 16-53 of Lifeco's Annual Report for the year ended December 31, 2001;
4. Lifeco's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto; and
5. Lifeco's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders held on April 25, 2002, except for the provisions of the circular titled "Executive Compensation — Composition of the Compensation Committees" on pages 11 and 12 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 12 and 13 of the circular and the graph titled "Five Year Total Shareholder Return Comparison" on page 14 of the circular.

The following documents, filed by GWL with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. GWL's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. GWL's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon and the report of the appointed actuary;
3. GWL's Management's Discussion and Analysis on pages 9-31 of GWL's Annual Report for the year ended December 31, 2001;
4. GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto;
5. GWL's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders and policyholders held on April 25, 2002; and
6. GWL's Annual Filing of Reporting Issuer (Form 28) dated May 2002, except for the provisions of the form titled "Executive Compensation — Composition of the Compensation Committee" on pages 7 and 8 of the form and "Executive Compensation — Report on Executive Compensation" on pages 8 and 9 of the form.

Any documents of the types referred to above, including material change reports, but excluding confidential material change reports, filed by Lifeco or GWL with securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required

to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice-President, General Counsel and Secretary of GWL, each at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone: (204) 946-8682. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice-President, General Counsel and Secretary of GWL.

SUMMARY

The following summary information should be read in conjunction with the full text of this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. In this prospectus, "Lifeco" refers to Great-West Lifeco Inc., "Great-West Group" refers to Great-West Lifeco Inc. and its consolidated subsidiaries, and "GWL" refers to The Great-West Life Assurance Company.

THE OFFERING

Issuer: Great-West Life Capital Trust, an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.

Offering: 350,000 Great-West Life Trust Securities — Series A ("GREATs Series A"), being a series of units of the Trust.

Amount of Offering: $350,000,000

Price: $1,000 per GREATs Series A.

Ratings: The GREATs Series A are rated P-1 on the Canadian scale and A+ on the global scale by Standard & Poor's Corporation ("S&P"), and A(high)yn by Dominion Bond Rating Service Limited ("DBRS"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

Use of Proceeds: The proceeds from the Offering of $350,000,000 will be used by the Trust to acquire the Great-West Life Series A Debenture from GWL. GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes. See "Use of Proceeds".

Great-West Life Series A Debenture: The Great-West Life Series A Debenture will bear interest at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $1.807 per $1,000 principal amount of the Great-West Life Series A Debenture assuming a Closing Date of December 20, 2002. The Great-West Life Series A Debenture will have a maturity date of December 31, 2052. In addition to the Great-West Life Series A Debenture, the Trust may acquire other Eligible Investments. See "Description of the Great-West Life Series A Debenture".

Indicated Yield: Each GREATs Series A entitles the holder to receive the Indicated Yield of $29.975 on each Regular Distribution Date commencing June 30, 2003, representing an annual yield of 5.995%. The initial Indicated Yield payable on December 31, 2002 will be approximately $1.807 per GREATs Series A, assuming a Closing Date of December 20, 2002. A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on its Non-Cumulative Preferred Shares Series Q (the "GWL Preferred Shares Series Q") or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, in the three-month period immediately prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date (the "Dividend Reference Period") (each such failure being a "Distribution Diversion Event"). The periods commencing on and including the Closing Date to but excluding December 31, 2002 and thereafter from and including each Distribution Date to but excluding the next Distribution Date are referred to as "Distribution Periods". Accordingly, whether or not the Indicated Yield on the

GREATs Series A will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date.

"Public Preferred Shares" means, at any time, preferred shares of GWL which, at that time (i) have been issued to the public (excluding any preferred shares of GWL held beneficially by affiliates of GWL), (ii) are listed on a recognized stock exchange, and (iii) have an aggregate liquidation entitlement of at least $150 million, provided, however, if, at any time, there is more than one class of Public Preferred Shares outstanding, then the most senior class or classes of outstanding Public Preferred Shares shall, for all purposes, be the Public Preferred Shares. GWL currently has outstanding Public Preferred Shares.

On each Regular Distribution Date, the Trust will pay the indicated yield to the holders of all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A) on the Distribution Diversion Date; instead, it will distribute the Net Distributable Funds of the Trust, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Where GWL does not have Public Preferred Shares outstanding, Lifeco will agree under the Share Exchange Agreement not to declare or pay Dividends during a Distribution Period on any of its preferred shares (the "Lifeco Preferred Shares"), if any Lifeco Preferred Shares are outstanding, and on the Lifeco Common Shares (collectively, the "Lifeco Dividend Restricted Shares") unless GWL has declared and paid a dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

"Net Distributable Funds" means, at any time, the amount by which the sum of (i) income and gains derived by the Trust from the Trust Assets, and (ii) amounts received by the Trust from GWL that are designated by GWL as Net Distributable Funds, in each case that have not previously been distributed to holders of GREATs or the holder of the Special Trust Securities, exceeds expenses of the Trust and any required liability for expenses established by the Trust.

"Dividends" means cash dividends declared in the ordinary course by (i) GWL on the GWL Preferred Shares Series Q or on the Public Preferred Shares, if any such shares are outstanding, or (ii) Lifeco on the Lifeco Preferred Shares, if any such shares are outstanding, and on the Lifeco Common Shares.

Voting Rights: The GREATs Series A are non-voting except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Voting Rights".

Trust Redemption Right: On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than

60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the greater of (A) $1,000 per GREATs Series A, together with any Unpaid Indicated Yield to, but excluding, the date of redemption (the "Redemption Date") stated in the notice (the "Redemption Price"), and (B) the GREATs Series A Canada Yield Price (such greater amount being the "Early Redemption Price"), if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Redemption Right"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

"GREATs Series A Canada Yield Price" means a price per GREATs Series A calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus 0.23% determined on the 3rd Business Day immediately preceding the date on which the Trust has given notice of the redemption of the GREATs Series A (whether pursuant to the Trust Redemption Right or the Trust Special Event Redemption Right) or the Business Day immediately preceding the date of the termination of the Trust, as the case may be, plus the Unpaid Indicated Yield. For this purpose, it is assumed that the Indicated Yield will be paid on each Distribution Date to December 31, 2012.

"Government of Canada Yield" means, on any date, the average of the yields determined by any two registered Canadian investment dealers selected by GWL as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on the date of redemption or termination, as the case may be, with a maturity date of December 31, 2012.

"Business Day" means a day on which the Trustee is open for business in Toronto, Ontario other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

"Unpaid Indicated Yield" means, at any time, the sum of the Accumulated Unpaid Indicated Yield and the Current Indicated Yield.

"Accumulated Unpaid Indicated Yield" means, at any time, an amount, if any, per GREATs Series A equal to the Indicated Yield payable by the Trust thereon in respect of all previous Regular Distribution Dates remaining unpaid by the Trust.

"Current Indicated Yield" means, at any time, in respect of the current Distribution Period, an amount per GREATs Series A equal to the Indicated Yield pro-rated for the number of days elapsed from and including the first day of the Distribution Period to but excluding the Redemption Date, provided that there has not been a Distribution Diversion Event with respect to such Distribution Period.

Trust Special Event Redemption Right: Upon the occurrence, at any time, of a Special Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Special Event Redemption Right"). See

"Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".

Holder Exchange Right:

Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price (the "Surrender Price"), for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ (the "Holder Exchange Right"). GWL will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for exchange so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holder of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose.

The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the board of directors of GWL (the "GWL Board of Directors"), equal to $0.48125 per share, representing an annual yield of 3.85%.

The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right, at any time, to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through The Canadian Depository for Securities Limited or its nominee ("CDS") to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ, and the GREATs Series A surrendered for exchange will be cancelled. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right", "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Capital Reorganizations and Amalgamations", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Description of the Great-West Life Series A Debenture".

GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ Exchange Rights:

On the last day of June and December of each year, commencing on June 30, 2013 (each, an "Exchange Date"), and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Preferred Share Series YY and each GWL Preferred Share Series ZZ (collectively, the "GWL Exchange Shares") will be exchangeable, at the option of the holder, on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange, for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing $25, together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of exchange (the "Cash Exchange Price"), by the greater of $1.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX or, if not then listed on that exchange, on another exchange or market chosen by the board

of directors of Lifeco (the "Lifeco Board of Directors") on which the Lifeco Common Shares are then traded, during the 20 consecutive trading-day period ending on the fourth trading day immediately prior to the date of exchange (the "Common Share Exchange Rate"). See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

Automatic Exchange:

Each GREATs Series A will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders, for 40 GWL Preferred Shares Series YY upon the occurrence of any one of the following events: (i) an application for a winding-up order in respect of GWL pursuant to the *Winding-up and Restructuring Act* (Canada) (the "Winding-Up Act") is filed by the Attorney General of Canada or a winding-up order in respect of GWL pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent advises GWL in writing that the Superintendent has taken control of GWL or its assets pursuant to the *Insurance Companies Act* (Canada) (the "Insurance Act"); (iii) the Superintendent advises GWL in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; (iv) the GWL Board of Directors advises the Superintendent in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; or (v) the Superintendent directs GWL, pursuant to the Insurance Act, to increase its capital or provide additional liquidity and GWL elects to cause the exchange as a consequence of the issuance of such direction or GWL does not comply with such direction to the satisfaction of the Superintendent within the time specified (each, a "Loss Absorption Event"). On the Automatic Exchange, the holders of GREATs Series A immediately prior to the Automatic Exchange will cease to have any claim or entitlement in relation to the Trust Assets.

The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.60625 per share, representing an annual yield of 4.85%.

If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for consideration consisting of 40 GWL Preferred Shares Series YY. GWL and the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. **If the Automatic Exchange were to occur and GWL Preferred Shares Series YY were ultimately issued in exchange for the GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.** See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Risk Factors".

Purchase for Cancellation:

On and after December 31, 2007, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent

Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust:

As long as any GREATs are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event at any time or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs are not entitled to initiate proceedings for the termination of the Trust. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust".

Pursuant to the Share Exchange Agreement, Lifeco and GWL will agree for the benefit of holders of GREATs Series A that, as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval. Holders of GREATs of any series and the holder of the Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of the claims of creditors, if any. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement".

Dividend Stopper Undertaking:

Pursuant to the Share Exchange Agreement, GWL and Lifeco will agree for the benefit of holders of GREATs Series A that, if the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL will not pay Dividends on the "GWL Dividend Restricted Shares", being the Public Preferred Shares, or, if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the 12th month following the Trust's failure to pay the Indicated Yield in full on the GREATs Series A (the "Dividend Payment Resumption Month"), unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of GWL and Lifeco to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking" and "Risk Factors".

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period[1]	Distribution Date	Dividend Payment Resumption Month[2]
September 30, 2002 to December 30, 2002 . .	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003 . .	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Additional Lifeco and GWL Covenants:	In addition to the Dividend Stopper Undertaking, Lifeco and GWL will agree for the benefit of the holders of GREATs Series A, pursuant to the Share Exchange Agreement, that: (i) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries; (ii) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust except as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust" and only with Superintendent Approval; (iii) as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period; and (iv) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement". **It is in the interest of GWL and Lifeco to ensure, to the extent within their control, and while GWL does not have Public Preferred Shares outstanding, that GWL declares and pays a dividend on the GWL Preferred Shares Series Q so as to avoid triggering the obligation under clause (iii) above.**
Book-Entry Only Form:	The GREATs Series A will be issued under the book-entry only system operated by CDS and must be purchased or transferred through participants ("Participants") in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the GREATs Series A will not be available except in the limited circumstances described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

THE TRUST

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust's investment objective is to acquire and hold Trust Assets that will generate income for distribution to holders of Trust Securities. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering and the Special Trust Securities, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture financed by funds borrowed by the Trust from GWL under the Credit Facility, the Trust will have approximately $369,086,000 in Trust Assets, $350,000,000 of capital attributable to the GREATs Series A, $2,000,000 of capital attributable to the Special Trust Securities and $20,400,000 of funds borrowed under the Credit Facility, less approximately $5,000,000 of the offering expenses of the Trust for the GREATs Series A.

RISK FACTORS

The purchase of GREATs Series A and the holding of GWL Exchange Shares and Lifeco Common Shares are subject to certain risks and prospective investors should carefully consider the risk factors and other information in this prospectus before purchasing GREATs Series A. See "Risk Factors".

THE TRUST

General

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing the Trust Securities and acquiring the Trust Assets in order to generate income for distribution to holders of Trust Securities.

The principal office of the Trust is located at 255 Dufferin Avenue, London, Ontario, N6A 4K1.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust Securities are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation.

Business of the Trust

The Trust's only undertaking is to invest its assets. The Trust's investment objective is to acquire and hold Trust Assets in order to generate income for distribution to holders of Trust Securities. The initial assets of the Trust will consist primarily of the Great-West Life Series A Debenture, which is to be purchased pursuant to an agreement between the Trust and GWL (the "Debenture Purchase Agreement"). The Trust's assets may also include any securities into which the Great-West Life Series A Debenture is converted, cash, certain amounts receivable from third parties and other Eligible Investments (together with the Great-West Life Series A Debenture, the "Trust Assets"). The Great-West Life Series A Debenture is a senior unsecured obligation of GWL that ranks on a parity with all other unsecured and unsubordinated liabilities of GWL, except for policyholder liabilities and liabilities of certain other claimants which rank in priority to the Great-West Life Series A Debenture, as provided in the Winding-Up Act. The Great-West Life Series A Debenture contains provisions that will permit the conversion of the Great-West Life Series A Debenture, in whole or in part, to reflect the operation of the Holder Exchange Right from time to time.

"Eligible Investments" means the Great-West Life Series A Debenture, the Funding Debenture or any property, including money, securities, amounts receivable from third parties, mortgages, an interest in an Eligible Investment, and any debt obligation, that is a qualified investment under the Tax Act for Deferred Income Plans, except where the qualification of such property contains conditions regarding the annuitant, the beneficiary, the employer or the subscriber under the plan or fund unless the Trust is satisfied that such conditions are satisfied, except that the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act.

Capitalization

As a newly-formed entity, the Trust has no prior operating history. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering, the subscription by GWL for the Special Trust Securities, the borrowing of the funds by the Trust from GWL under the Credit Facility, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture, the Trust will have approximately $369,086,000 in Trust Assets, $350,000,000 of capital attributable to the GREATs Series A, $2,000,000 of capital attributable to the Special Trust Securities and $20,400,000 of funds borrowed under the Credit Facility less approximately $5,000,000 of the Offering expenses of the Trust.

Conflicts of Interest

Due to the nature of the Trust's relationship with Lifeco and GWL and their affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the subscription by the Trust for the Great-West Life Series A Debenture and the Funding Debenture and the Trust's potential acquisition of other Trust Assets from GWL. It will be the Trust's policy that the terms of any financial dealings with GWL or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and GWL and its affiliates may also arise in connection with actions taken by GWL, as holder of the Special Trust Securities. It is intended that any agreements and transactions between the Trust, on the one hand, and Lifeco, GWL and their affiliates, on the other hand, including the Administration Agreement, will be fair to the parties.

Liquidity

The Trust will only borrow funds from GWL or its affiliates pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility"). The Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities, to facilitate the payment by the Trust of the expenses of the Offering and to finance the purchase of a debenture from GWL (the "Funding Debenture").

Administrative Agent

The Trustee will enter into an agreement (as amended from time to time, the "Administration Agreement") with GWL, as "Administrative Agent", pursuant to which the Trustee will delegate to GWL certain of its obligations in relation to the administration of the Trust, including the day-to-day operations of the Trust and such other matters as may be requested from time to time by the Trustee. The Administrative Agent is entitled to receive a reasonable administration fee consistent with market terms and conditions.

The Administration Agreement will continue for an initial term of 10 years and after that will be renewed automatically on an annual basis. The Trustee will have the right to terminate the Administration Agreement at any time on 90 days' prior written notice on the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner.

Exemptions from Certain Continuous Disclosure Requirements

As a result of the Offering, the Trust will become a reporting issuer in each of the provinces and territories of Canada where such concept exists. The Trust intends to apply to the securities regulatory authorities in these provinces and territories (the "Commissions"), as appropriate, for exemptions from certain continuous disclosure requirements prescribed by applicable securities legislation for reporting issuers as well as to qualify to distribute securities using a short form prospectus.

If granted, the exemptions will likely be conditional on holders of GREATs receiving the interim unaudited and annual audited financial statements and annual reports of GWL and Lifeco, and each of GWL and Lifeco continuing to file with the Commissions its interim unaudited and annual audited financial statements, annual filing or management information circular and, where applicable, its annual reports. If these exemptions are granted, the Trust will not be required to file with the Commissions interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial conditions and results of operation of the Trust, an information circular or an annual filing in lieu thereof (collectively, an "annual filing"), an annual information form of the Trust, and, where applicable, an annual report, and holders of GREATs will not receive such financial statements and annual reports of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust.

Exemptive relief is being sought by the Trust based on the foregoing terms and conditions of the GREATs and for the following reasons. The operating activity of the Trust will consist of acquiring and holding Trust Assets for the purpose of generating income for distribution to holders of GREATs and the holder of the Special Trust Securities. Accordingly, the information relating to the financial condition and operations of a reporting issuer that is contained in an annual information form and an annual filing will not, in respect of the Trust, be meaningful to holders of GREATs. The payment of the Indicated Yield on GREATs is dependent on the payment of Dividends by GWL because the Indicated Yield will not be payable if GWL fails to declare Dividends (see "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield"). Furthermore, in certain circumstances, including at a time when GWL's financial condition is deteriorating or proceedings for the winding-up of GWL have been commenced (see "Description of the Trust

Securities — Great-West Life Trust Securities — Series A — Automatic Exchange"), the GREATs will be automatically exchanged for GWL Preferred Shares Series YY. As a result of the foregoing and because GREATs are also exchangeable for GWL Preferred Shares Series ZZ under other circumstances, details of GWL's financial condition (as opposed to that of the Trust) will be of interest to holders of GREATs.

CAPITALIZATION OF THE TRUST

The following table sets out the capitalization of the Trust as at November 29, 2002 and at that date adjusted to reflect the closing of the Offering.

(in thousands of Canadian dollars)	Outstanding as at November 29, 2002 (unaudited)	Outstanding as at November 29, 2002 after giving effect to the Offering
GREATs — Series A	$ —	$350,000
Special Trust Securities	—	2,000
Original Settlement Amount(1)	$ 1	0
Net Offering Expenses(2)	—	$ (3,314)
Trust Capital	$ 1	$348,686

(1) Amount settled on the Trust's formation subsequently applied as part of the subscription price for the Special Trust Securities.

(2) The net offering expenses of the Trust, estimated at $3,314 ($5,000 before an income tax benefit of $1,686), will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility.

This table should be read in conjunction with the financial statements of the Trust appearing elsewhere in this prospectus.

GREAT-WEST GROUP

Corporate Structure

The following chart summarizes Lifeco's corporate structure as at November 25, 2002, including its interests in its material subsidiaries. Unless otherwise indicated, all companies are incorporated under the laws of Canada. The indicated percentages represent holdings of common shares.


Great-West Lifeco Inc.
100%
100% *
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
London Life Insurance Company

* held by Lifeco through wholly-owned subsidiaries

Lifeco

Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated

Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999 and April 26, 2001.

As at November 25, 2002, Lifeco held directly all of the outstanding common shares of GWL, all of the outstanding preferred shares of London Life Insurance Company ("London Life") and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company ("GWL&A"). Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in GWL and GWL&A. However, Lifeco is not restricted to investing in securities of GWL, GWL&A and its other subsidiaries. As at November 25, 2002, Power Financial Corporation controlled, directly or indirectly, approximately 82.89% of the outstanding Lifeco Common Shares representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Lifeco.

From time to time, Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

The head office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

GWL&A

Lifeco's principal United States subsidiary is GWL&A, a company domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states.

In the United States, GWL&A serves its customers through a full range of health care, life and disability insurance, annuities and retirement savings products and services. The operations of GWL&A are managed from Greenwood Village, Colorado.

GWL

GWL was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. It is governed by the Insurance Act and its operations are under the supervision of the Office of the Superintendent.

GWL owns all of the common shares of London Insurance Group Inc. ("LIG"), a company continued under the CBCA. LIG owns all of the common shares of London Life, which is governed by the Insurance Act.

GWL and London Life offer a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance products, to individuals, businesses and other private and public organizations. The operations of GWL and London Life are managed from Winnipeg, Manitoba and London, Ontario.

Recent Developments

Normal Course Issuer Bid

On October 29, 2002, the Lifeco Board of Directors approved a normal course issuer bid to purchase up to 6,000,000 Lifeco Common Shares between December 1, 2002 and November 30, 2003. The normal course issuer bid has been approved by the TSX. Any purchases under the bid will be made through the facilities of the TSX at the prevailing market prices at the time of acquisition.

National Bank of Canada Distribution Arrangement

On November 6, 2002, GWL, Investors Group Inc. ("IG") and London Life entered into a Product Supply and Distribution Agreement with National Bank of Canada. Pursuant to this agreement, National Bank of Canada has agreed to make certain of its products and services available for distribution by GWL, IG and London Life, and GWL, IG and London Life have agreed to market, promote and arrange for the sale and distribution of such products through their respective sales forces.

GWL Preferred Shares Series N Exchange

On November 13, 2002, Lifeco and GWL entered into an agreement pursuant to which Lifeco agreed to exchange 2,911,955 Non-Cumulative Preferred Shares, Series N of GWL (the "GWL Preferred Shares Series N") then owned by it for 15,318 newly issued GWL Common Shares. The transaction was completed on November 22, 2002, and the GWL Preferred Shares Series N have been cancelled.

Consolidated Capitalization of Lifeco

The following table sets forth the consolidated capitalization of Lifeco at September 30, 2002 and the adjusted consolidated capitalization of Lifeco at September 30, 2002 after giving effect to the Offering.

			As at September 30, 2002	
			Actual	**As Adjusted**
(in millions of Canadian dollars)			(unaudited)	
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2031, unsecured			200	200
7.25% Subordinated capital income securities due June 30, 2048			278	278
Total Debentures and Subordinated Debt			678	678
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ 350
Minority and Other Interests				
Participating policyholders equity	GWL		328	328
	London Life		902	902
	GWL&A		235	235
			1,465	1,465
LIG Preferred Shares	Series D	note 1	125	125
LIG Preferred Shares	Series E	note 1	125	125
GWL Preferred Shares	Series L		52	52
GWL Preferred Shares	Series O		157	157
			459	459
Minority Interests in Capital Stock and Surplus			2	2
Total Minority and Other Interests			$1,926	$1,926
Capital Stock and Surplus				
Lifeco Preferred Shares	Series B	note 2	100	100
Lifeco Preferred Shares	Series C		100	100
Lifeco Preferred Shares	Series D		200	200
Lifeco Preferred Shares	Series 1, Class A		130	130
			$ 530	$ 530
Common Shares			1,552	1,552
Shareholders retained earnings			2,633	2,633
Total shareholders equity			$4,715	$4,715
Total Policyholder and Shareholder Equity			$6,641	$6,641
Total Capitalization			$7,319	$7,669

Notes:

1. The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.

2. The Lifeco Preferred Shares, Series B, are to be redeemed on December 31, 2002.

Consolidated Capitalization of GWL

The following table sets forth the consolidated capitalization of GWL at September 30, 2002 and the adjusted consolidated capitalization of GWL at September 30, 2002 after giving effect to the Offering.

(in millions of Canadian dollars)			At September 30, 2002 Actual	As Adjusted
			(unaudited)	
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2036, unsecured			200	200
Subordinated note due September 30, 2010, non interest bearing		note 1	63	63
Total Debentures and Subordinated Debt			463	463
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ 350
Minority Shareholder Interests				
London Life Preferred Shares	Series C		200	200
LIG Preferred Shares	Series D	note 2	125	125
LIG Preferred Shares	Series E	note 2	125	125
			450	450
Minority Interest in Capital Stock and Surplus			2	2
Total Minority Shareholder Interest			452	452
Policyholder and Shareholder Equity				
Participating policyholders equity			$1,230	$1,230
GWL Preferred Shares	Series L		52	52
	Series N	note 3	73	—
	Series O		157	157
Total GWL Preferred Shares			$ 282	$ 209
Common Shares		note 3	720	793
Shareholder Surplus			1,260	1,260
Total shareholders equity			$2,262	$2,262
Total Policyholder and Shareholder Equity			$3,492	$3,492
Total Capitalization			$4,407	$4,757

Notes:

(1) The Subordinated note is to be repaid on December 31, 2002.

(2) The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.

(3) On November 22, 2002, the GWL Preferred Shares Series N, held by Lifeco, were exchanged by Lifeco for 15,318 GWL Common Shares.

Minimum Continuing Capital and Surplus Requirements

The Insurance Act requires GWL to maintain adequate capital and adequate and appropriate forms of liquidity in relation to their operations. In furtherance of this requirement, the Superintendent has established the Minimum Continuing Capital and Surplus Requirements ("MCCSR").

The following table sets forth the MCCSR ratios of GWL as at the dates indicated.

	December 31 2001	2000	1999	1998	1997
MCCSR Ratio	199%	196%	210%	196%	185%

The MCCSR ratio of GWL as at September 30, 2002, on a pro forma basis, would have been 203%, after giving effect to an issue of GREATs Series A in the amount of $350 million, being the maximum amount of GREATs that GWL may raise as Tier 1 capital under the MCCSR, the redemption of the $125 million LIG Class 1 Preferred Shares, Series D 7.25%, the redemption of the $125 million LIG Class 1 Preferred Shares, Series E 7.20%, the repayment of a $62.5 million non-interest bearing subordinated note held by Lifeco, and the payment by GWL of a $117.2 million common share dividend to Lifeco. See "Documents Incorporated by Reference", specifically GWL's audited consolidated comparative financial statements as at and for the year ended December 31, 2001 and GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month period ended September 30, 2002.

DESCRIPTION OF THE TRUST SECURITIES

Great-West Life Trust Securities — Series A

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GREATs Series A. This summary is qualified in its entirety by the provisions of the Declaration of Trust. For information concerning GWL Exchange Shares into which, in certain circumstances, the GREATs Series A are exchangeable, see "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and for information with respect to the Great-West Life Series A Debenture, see "Description of the Great-West Life Series A Debenture".

Indicated Yield

Holders of GREATs Series A will be entitled to receive the Indicated Yield, being a cash amount of $29.975 per GREATs Series A representing an annual yield of 5.995%, in respect of each Distribution Period on the Distribution Date immediately following that Distribution Period unless a Distribution Diversion Event has occurred. The initial Indicated Yield, payable on December 31, 2002 will be approximately $1.807 per GREATs Series A, assuming a Closing Date of December 20, 2002.

A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on the GWL Preferred Shares Series Q or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, during the Dividend Reference Period. Accordingly, whether or not the Indicated Yield on the GREATs Series A will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of the GREATs Series A and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield on the GREATs Series A. If GWL does not declare a Dividend during the relevant Dividend Reference Period, a Distribution Diversion Event will occur.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the Indicated Yield on the GREATs Series A on the Distribution Diversion Date; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

If the Net Distributable Funds of the Trust are insufficient to enable the Trust to pay the Indicated Yield on all outstanding GREATs Series A on a Regular Distribution Date, the Trust will, nevertheless, pay such portion of the Indicated Yield as may then be paid with the Net Distributable Funds and the amount of the Indicated Yield remaining unpaid then will form part of the Accumulated Unpaid Indicated Yield until it is paid. The Trust may pay the Accumulated Unpaid Indicated Yield to the holders of the GREATs Series A at any time; however, the Trust will not be obligated, and holders of GREATs Series A will not have any right to cause the Trust, to pay such amount until the occurrence of an event giving rise to the obligation of the Trust to pay the Early Redemption Price or the Redemption Price, as the case may be. See " — Rights on Termination of the Trust".

Voting Rights

The GREATs are non-voting except in the limited circumstances set out in the Declaration of Trust involving changes to the terms and conditions of the GREATs. The Declaration of Trust provides that those terms and conditions may be changed if authorized by the holders of GREATs by way of an Extraordinary Resolution. The holder of the Special Trust Securities must approve any such change and, in addition, any such change that would affect the status of the GREATs as capital of GWL is subject to Superintendent Approval. The term "Extraordinary Resolution" means, in effect, a resolution passed by the holders of GREATs representing not less than 66⅔% of the GREATs represented and voted at a meeting of holders of GREATs, or a resolution in writing signed by the holders of GREATs representing not less than 66⅔% of the outstanding GREATs. The quorum at any such meeting will be two or more holders of GREATs present in person or represented by proxy and owning or representing not less than 25% of the aggregate number of GREATs then outstanding, provided that if a quorum is not present and the meeting is adjourned, at the meeting following such adjournment those holders present in person or represented by proxy will constitute a quorum even though they may represent less than 25% of the aggregate number of GREATs then outstanding. Notwithstanding the foregoing, the Trustee may, without the consent of holders of GREATs, execute instruments supplemental to the Declaration of Trust and any other relevant instruments for certain limited purposes, including curing ambiguities or defects, and making any modification that, in the opinion of the Trustee, would not be prejudicial to the interests of holders of GREATs and making such changes as may be required to conform with applicable regulatory requirements from time to time.

Trust Redemption Right

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

Any partial redemption will be carried out by lot or in some other equitable manner.

Trust Special Event Redemption Right

Upon the occurrence, at any time, of a Regulatory Event or a Tax Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time, all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

"Regulatory Event" means (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) the receipt by the Trust or GWL of a notice or advice from the Superintendent that the GREATs Series A no longer qualify as eligible Tier 1 capital under the Superintendent's interpretation of the MCCSR.

"Tax Event" means the receipt by GWL or the Trust of an opinion of independent counsel of recognized standing experienced in such matters (who may be counsel to GWL or the Trust) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, of Canada or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of an intention to adopt such procedures or regulations) by any legislative body, court, governmental authority or agency or regulatory body having appropriate jurisdiction (collectively, "Administrative Action") or (iii) any amendment to, clarification of, or change in, the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental authority or agency or regulatory body, irrespective of the manner in which such amendment, clarification,

change, interpretation or pronouncement is made known, which amendment, clarification or change is effective or such interpretation or pronouncement is announced on or after the date of issue of the GREATs Series A, there is more than an insubstantial risk that (A) the treatment of any of GWL's or the Trust's items of income or expense (including the treatment by GWL or the Trust of interest on the Great-West Life Series A Debenture or of distributions made on the GREATs Series A or the Special Trust Securities) or the treatment of the Great-West Life Series A Debenture or other property of the Trust, in each case as reflected in tax returns filed (or to be filed), will be challenged by a taxing authority, and that such challenge could subject GWL or the Trust to more than a *de minimis* amount of additional taxes, duties or other governmental charges or civil liabilities or (B) GWL or the Trust is, or will be, subject to more than a *de minimis* amount of taxes, duties or other governmental charges or civil liabilities.

Holder Exchange Right

Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price, for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ. The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for surrender to the Trust so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holders of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose.

The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.48125 per share, representing an annual yield of 3.85%. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right at any time to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ and the GREATs Series A surrendered for exchange will be cancelled.

As long as the GREATs Series A are held in the CDS book-entry only system, beneficial owners of GREATs Series A may exercise the Holder Exchange Right by providing instructions to the Participants through whom they hold GREATs Series A. In turn, such Participants will communicate those exchange instructions to the Trustee through CDS. Participants may be required to include a declaration on behalf of any beneficial holder of GREATs Series A purporting to exercise the Holder Exchange Right for the purpose of establishing whether any such beneficial holder would as a result of the exercise of the Holder Exchange Right be an Ineligible Person. Where GREATs Series A are not held in the CDS book-entry only system, the Holder Exchange Right may be effected by the registered holder of GREATs Series A depositing with the Trustee, within the time periods referred to above, certificates representing the GREATs Series A with a duly completed exchange panel in the form contemplated by the Declaration of Trust.

Pursuant to the Share Exchange Agreement, GWL will agree to issue, and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

"Significant Shareholder" means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of GWL or Lifeco, as applicable, in excess of 10% of the total number of outstanding shares of that class.

Upon the exercise of the Holder Exchange Right, the Trust reserves the right not to deliver GWL Preferred Shares Series ZZ to any person whose address is in, or whom the Trust or GWL has reason to believe is a resident of, any jurisdiction outside Canada (an "Ineligible Person"), to the extent that such delivery would require the Trust or GWL to take any action to comply with securities, insurance or analogous laws of such jurisdiction. In such circumstances, the Trustee will hold all GWL Preferred Shares Series ZZ that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Trustee will attempt to sell such GWL Preferred Shares Series ZZ (to parties other than GWL and its affiliates) on behalf of such Ineligible Persons. Such sales, if any, will be made as soon as the Trustee determines it to be practicable and at such market price or prices as the Trustee may obtain. None of GWL, Lifeco or the Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series ZZ on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Trustee from the sale of any GWL Preferred Shares Series ZZ will be divided among the Ineligible Persons in proportion to the number of GWL Preferred Shares Series ZZ that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the customary practice and procedures of CDS ("CDS Procedures") or otherwise.

Automatic Exchange

Each GREATs Series A will be exchanged automatically, without the consent of the holder, for 40 GWL Preferred Shares Series YY upon the occurrence of a Loss Absorption Event. The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.60625 per share, representing an annual yield of 4.85%. The Automatic Exchange will be deemed to occur as of 8:00 a.m. (Eastern time) on the date that a Loss Absorption Event occurs. The Automatic Exchange will be effected pursuant to the terms of the Share Exchange Agreement and the Declaration of Trust. As of the time of the exchange, each holder of GREATs Series A shall be deemed to have exchanged and transferred to GWL all of such holder's right, title and interest in and to its GREATs Series A and shall cease to be a holder thereof and all rights of such holder's right as a securityholder of the Trust will cease and such person shall therefrom be deemed to be and shall be for all purposes a holder of GWL Preferred Shares Series YY. Upon an Automatic Exchange and the deemed exchange of the GREATs Series A by their holders, the Exchange Trustee will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. GWL will mail notice of the occurrence of the Loss Absorption Event to the Trustee within 10 days of such event. If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for 40 GWL Preferred Shares Series YY. The Trust will have the right, pursuant to the Subscription Right, to have GWL issue to the Trust a sufficient number of GWL Preferred Shares Series YY for that purpose.

Upon an Automatic Exchange, GWL reserves the right not to deliver GWL Preferred Shares Series YY to Ineligible Persons or to any person who would as a result of the Automatic Exchange become a Significant Shareholder of GWL. In such circumstances, the Exchange Trustee will hold all GWL Preferred Shares Series YY that would otherwise be issued to Ineligible Persons or Significant Shareholders, as their agent, and the Exchange Trustee will attempt to sell such GWL Preferred Shares Series YY (to parties other than GWL and its affiliates) on their behalf. Such sales, if any, will be made as soon as the Exchange Trustee determines it to be practicable and at such market price or prices as the Exchange Trustee may obtain. None of GWL, Lifeco or the Exchange Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series YY on behalf of any such Ineligible Persons or Significant Shareholders or at any particular price on any particular day. The net proceeds received by the Exchange Trustee from the sale of any GWL Preferred Shares Series YY will be divided among the Ineligible Persons and the Significant Shareholders in proportion to the number of GWL Preferred Shares Series YY that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Exchange Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and the Significant Shareholders in accordance with CDS Procedures or otherwise. The procedures to be followed in respect of the disposition of

GWL Preferred Shares Series YY on behalf of Ineligible Persons will be as set forth under "— Holder Exchange Right".

If an Automatic Exchange were to occur and GWL Preferred Shares Series YY are issued in exchange for GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.

Non-Resident Ownership Restrictions

Non-residents of Canada within the meaning of the Tax Act may not own in the aggregate more than 50% of the GREATs outstanding at any time. The Trust will not accept any subscription for GREATs from any person, issue any GREATs to any person or register or otherwise recognize a transfer of any GREATs to any person if, after giving effect thereto, more than 50% of the outstanding GREATs would be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell GREATs in order to remedy any contravention of this restriction.

Extinguishment of Rights of Holders

As of the time of exchange, each holder of GREATs Series A surrendered for exchange will cease to be a holder thereof and all rights of such holder as a securityholder of the Trust will cease. Such holder after that time will be deemed to be for all purposes and will be for all purposes a holder of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as the case may be (unless payment in the form of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ is not made). The GREATs Series A surrendered for exchange pursuant to the Holder Exchange Right will be cancelled.

Purchase for Cancellation

On and after December 31, 2007, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust

As long as any GREATs Series A are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event at any time or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs Series A are not entitled to initiate proceedings for the termination of the Trust.

Holders of GREATs and holders of Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of claims of creditors, if any. The entitlement of the holder of each GREATs Series A on a termination of the Trust will be determined by multiplying the Early Redemption Price (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the Redemption Price (in all other cases), in either case, by a fraction, the numerator of which is the value of the Trust Assets to be distributed to holders of Trust Securities and the denominator of which is an amount equal to the sum of (i) the aggregate Early Redemption Prices of all GREATs Series A then outstanding (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the aggregate Redemption Prices of all GREATs Series A then outstanding (in all other cases), (ii) the aggregate Redemption Prices or Early Redemption Prices, as applicable, of all GREATs then outstanding and not provided for under (i) above, and (iii) an amount equal to the aggregate subscription price for all Special Trust Securities then outstanding (such fraction being the "Termination Distribution Ratio"). Should additional series of GREATs be issued, then the Termination Distribution Ratio will be calculated to reflect the issuance of such additional GREATs and to recognize that all outstanding series of GREATs will rank

pari passu. The entitlement of GWL, as the holder of the Special Trust Securities, will be determined by multiplying GWL's subscription price for all Special Trust Securities then outstanding by the Termination Distribution Ratio.

So long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. See "Description of the Trust Securities — Great-West Life Trust Securities — Share Exchange Agreement."

Dividend Stopper Undertaking

If the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL and Lifeco have agreed for the benefit of holders of GREATs Series A that (i) GWL will not pay Dividends on the GWL Dividend Restricted Shares or (ii) if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the Dividend Payment Resumption Month, unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of Lifeco and GWL to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking.

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period[1]	Distribution Date	Dividend Payment Resumption Month[2]
September 30, 2002 to December 30, 2002 .	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003 .	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Share Exchange Agreement

On closing of the Offering, the Trust, Lifeco, GWL and the Exchange Trustee, as trustee for the holders of the GREATs Series A and holders of the GWL Exchange Shares, will enter into the Share Exchange Agreement providing for, among other things:

(a) the Dividend Stopper Undertaking;

(b) the grant by GWL to the Exchange Trustee, for the benefit of the holders of GREATs Series A, of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange and the grant by the Exchange Trustee on behalf of the holders of GREATs Series A to GWL of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange;

(c) the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series ZZ in order to enable the Trust to satisfy its obligations under the Holder Exchange Right where the Trust cannot otherwise satisfy such obligations pursuant to its rights under the Great-West Life Series A Debenture, and the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series YY in order to enable the Trust to redeem GREATs Series A that have not been exchanged for GWL Preferred Shares Series YY pursuant to the Automatic Exchange on a Loss Absorption Event (such rights being collectively referred to as the "Subscription Right");

(d) the grant by Lifeco to GWL of the right to subscribe for Lifeco Common Shares to exchange for outstanding GWL Exchange Shares (the "GWL Preferred Shares Exchange Right"); and

(e) the purchase by Lifeco, or as arranged by Lifeco, for nominal consideration, of a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

In addition, pursuant to the provisions of the GWL Preferred Shares Series ZZ and the GWL Preferred Shares Series YY, holders of such shares will have the right to exchange their shares into Lifeco Common Shares (the "Lifeco Common Share Exchange Right") subject to certain restrictions.

The issuance of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ and Lifeco Common Shares pursuant to these rights is subject to, where necessary, obtaining of an exemption under applicable securities legislation in certain of the provinces and territories of Canada and, in the case of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, Superintendent Approval. Applications for Superintendent Approval and these exemptions have been made by GWL. Lifeco and GWL will take all necessary corporate action before the Closing Date to enable them to comply with their obligations in respect of these rights.

The Share Exchange Agreement will also provide that, as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

Lifeco and GWL will also agree in the Share Exchange Agreement to take or refrain from taking certain actions so as to ensure that holders of GREATs Series A will receive the benefit of the Exchange Provisions, including obtaining the requisite approval of holders of the GREATs Series A to any amendment to the provisions of the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ (other than any amendments relating to GWL Preferred Shares as a class).

The Share Exchange Agreement will also provide that:

(a) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries;

(b) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval; and

(c) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the Declaration of Trust and the Share Exchange Agreement will provide that holders of GREATs Series A will be entitled to receive, pursuant to the Exchange Provisions, after the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the number of GWL Exchange Shares or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable that such holder would have received had its GREATs Series A been exchanged, pursuant to the Exchange Provisions, for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. Similarly, the terms and conditions of the Great-West Life Series A Debenture will provide that the holder of the

Great-West Life Series A Debenture will be entitled to receive, after the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, the number of GWL Preferred Shares Series ZZ or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, that such holder would have received had the Great-West Life Series A Debenture been converted into GWL Preferred Shares Series ZZ immediately prior to the record date of the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ. The entitlement of the Trust under the Subscription Right will be similarly adjusted.

Additional Securities of the Trust

The Trust may issue, at any time and from time to time, additional Special Trust Securities of any series or GREATs of another series without the authorization of holders of GREATs Series A. If the Trust issues additional series of GREATs, the rights, privileges, restrictions and conditions attached to those additional series may vary materially from those of the GREATs Series A. In such event, the rights of the holders of GREATs Series A to receive the Indicated Yield from the Net Distributable Funds of the Trust on any Regular Distribution Date and the right of the holders of GREATs Series A to receive property of the Trust on termination of the Trust may rank *pari passu* with the rights of the holders of GREATs of one or more other series in addition to the GREATs Series A.

Trust Assets

Initially, the principal asset of the Trust will be the Great-West Life Series A Debenture, which will mature on December 31, 2052. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments acquired from GWL. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act. Each of the Trust, GWL and Lifeco have agreed, subject to Superintendent Approval, to enter into agreements by which the assets in which the Trust may invest after December 31, 2052 will be held by the Trust for the purpose of meeting its obligations to the holders of the GREATs Series A.

Book-Entry Only Form

Except as otherwise provided below, the GREATs Series A will be issued in "book-entry only" form and must be purchased or transferred through Participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the Closing Date, the Trust will arrange for a global certificate representing the GREATs Series A to be delivered to, and registered in the name of, CDS. Except as described below, no holder of GREATs Series A will be entitled to a certificate or other instrument from the Trust or CDS evidencing that holder's ownership thereof, and no holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such holder. Each holder of GREATs Series A will receive a customer confirmation of purchase from the registered dealer from which the GREATs Series A are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the GREATs Series A. If (i) the book-entry only system ceases to exist, (ii) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the GREATs Series A and the Trust is unable to locate a qualified successor, or (iii) the Trust at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the GREATs Series A from the book-entry only system, then physical certificates representing the GREATs Series A will be issued to holders thereof or their nominees.

None of Lifeco, GWL, the Trustee, the Exchange Trustee or the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the GREATs Series A held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the GREATs Series A, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons, other than Participants having an interest in the GREATs Series A, must look solely to Participants, for payments or deliveries made by or on behalf of the Trust, GWL or Lifeco to CDS in respect of the GREATs Series A.

Transfers

Transfers of ownership of GREATs Series A will be effected only through records maintained by CDS for such GREATs Series A with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of GREATs Series A who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the GREATs Series A, may do so only through Participants. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to such holder's interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risk Factors Associated with the GREATs Series A — Liquidity of and Dealings in GREATs Series A".

Payments and Deliveries

The Trust will make, or cause to be made, payments of the Indicated Yield in respect of GREATs Series A to CDS as the registered holder of the GREATs Series A and the Trust understands that the payments will be forwarded by CDS to Participants in accordance with CDS Procedures. Deliveries of GWL Preferred Shares Series ZZ in respect of the exercise of the Holder Exchange Right or deliveries of GWL Preferred Shares Series YY upon an Automatic Exchange will be made by or on behalf of the Trust and GWL, as applicable, to CDS as the registered holder of the GREATs Series A and the Trust and GWL, as applicable, understand that such shares will be forwarded by CDS to Participants in accordance with CDS Procedures. As long as CDS is the registered owner of the GREATs Series A, CDS will be considered the sole owner of the GREATs Series A for the purposes of receiving payments on the GREATs Series A, including payment of the Indicated Yield and the Early Redemption Price or Redemption Price on a redemption of the GREATs Series A by the Trust, or the delivery of GWL Exchange Shares upon the exercise or operation of the Exchange Provisions. As long as the GREATs Series A are held in the CDS book-entry only system, the responsibility and liability of the Trustee, GWL and/or Lifeco in respect of the GREATs Series A is limited to making payment of any amount due on the GREATs Series A and/or making delivery of GWL Exchange Shares in respect thereof to CDS or its nominee, as registered holder of GREATs Series A.

Special Trust Securities

Voting Rights

The Declaration of Trust provides that the Special Trust Securities are voting. The Holder of Special Trust Securities is entitled to vote in respect of, among other things (i) the termination of the Trust, as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust", (ii) the removal and replacement of the Trustee and (iii) the removal and replacement of the Administrative Agent.

Distributions

On any Regular Distribution Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs (including the GREATs Series A). On a Distribution Date that is a Distribution Diversion Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust and payment of the indicated yield will not be made on any GREATs (including the GREATs Series A). On a

Debenture Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Great-West Life Series A Debenture will be paid to the Trust which will then distribute such amount to the holder of the Special Trust Securities as the Net Distributable Funds.

Redemption

The Trust may redeem part of the Special Trust Securities at any time but will not redeem all unless there are no GREATs outstanding. Any such redemption will require Superintendent Approval.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, the holder of the Special Trust Securities will be entitled to participate, *pari passu* with the holders of the GREATs, in the distribution of the remaining property of the Trust. On a termination of the Trust, the holder of the Special Trust Securities will be entitled to receive an amount equal to the subscription price of the Special Trust Securities then outstanding multiplied by the Termination Distribution Ratio.

DESCRIPTION OF SHARE CAPITAL OF GWL

General

The authorized capital of GWL consists of an unlimited number of common shares (the "GWL Common Shares") and an unlimited number of preferred shares, issuable in series (the "GWL Preferred Shares"). Lifeco owns all of the outstanding GWL Common Shares. At November 25, 2002, of the GWL Preferred Shares, there were issued and outstanding 2,093,032 Non-Cumulative Preferred Shares, Series L (the "GWL Preferred Shares Series L") and 6,278,671 Non-Cumulative Preferred Shares, Series O (the "GWL Preferred Shares Series O"). As described below, in certain circumstances the GWL Preferred Shares Series L and the GWL Preferred Shares Series O are convertible into, respectively, Non-Cumulative Preferred Shares, Series M (the "GWL Preferred Shares Series M") and Non-Cumulative Preferred Shares, Series P (the "GWL Preferred Shares Series P"). Although authorized, at the present time, no GWL Preferred Shares Series M or GWL Preferred Shares Series P are issued and outstanding.

GWL Preferred Shares

The GWL Preferred Shares may be issued in one or more series at such price and with such rights, privileges, restrictions and conditions as the GWL Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares and the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series L, GWL Preferred Shares Series M, GWL Preferred Shares Series O, GWL Preferred Shares Series P. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares and each series thereof.

Certain Provisions of the GWL Preferred Shares

Priority

The GWL Preferred Shares of each series shall, with respect to the payment of dividends, rank in priority to the GWL Common Shares and any other shares ranking junior to the GWL Preferred Shares. In the event of the liquidation, dissolution or winding-up of GWL, whether voluntary or involuntary, or any other distribution of the assets of GWL among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of all claims arising under policies issued by GWL and of the claims of all creditors of GWL and of holders of shares of GWL ranking prior to the GWL Preferred Shares, the holders of GWL Preferred Shares of each series shall be entitled to receive an aggregate amount equal to the amount paid up thereon plus such premium, if any, as has been provided for with respect to the GWL Preferred Shares of such series plus, in the case of a series of GWL Preferred Shares having cumulative dividends, all accrued and unpaid cumulative dividends on such shares (which, for such purpose, shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends were paid to the date of

distribution) or, in the case of a series of GWL Preferred Shares having non-cumulative dividends, any declared and unpaid dividends thereon, before any amount shall be paid or any assets of GWL distributed to holders of the GWL Common Shares or of shares of any other class of GWL ranking junior to the GWL Preferred Shares. After payment to the holders of the GWL Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of GWL. The GWL Preferred Shares of each series may be given such other preferences over the GWL Common Shares or any other shares of GWL ranking junior to the GWL Preferred Shares as the GWL Board of Directors may determine.

Voting Rights

The holders of GWL Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of GWL or of its shareholders, except as may be specifically provided in the provisions attaching to the GWL Preferred Shares.

Approval by Holders of GWL Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the GWL Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the GWL Preferred Shares as a class, to create a class of shares ranking prior to or *pari passu* with the GWL Preferred Shares with respect to the payment of dividends or the distribution of assets or to issue any additional GWL Preferred Shares or any shares ranking prior to or *pari passu* with the GWL Preferred Shares unless, at the date of such issuance, all cumulative dividends up to and including the last completed period for which such cumulative dividends shall be payable shall have been declared and paid in respect of each series of cumulative GWL Preferred Shares then issued and outstanding and any declared non-cumulative dividends shall have been paid in respect of each series of non-cumulative GWL Preferred Shares then issued and outstanding. The approval of all deletions from or additions to or variations of the provisions of the GWL Preferred Shares as a class, to the creation of a class of shares ranking prior to or *pari passu* with GWL Preferred Shares or to the issuance of additional GWL Preferred Shares or any shares ranking in priority thereto or *pari passu* therewith and any other approval required to be given by the holders of the GWL Preferred Shares as a class may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding GWL Preferred Shares or by a resolution passed by at least two-thirds of the votes cast at a meeting of the holders of GWL Preferred Shares duly called for that purpose and held upon at least 15 days' notice at which the holders of a majority of the outstanding GWL Preferred Shares are present or represented by duly qualified proxy. If at any such meeting, the holders of a majority of the outstanding GWL Preferred Shares are not present or represented by duly qualified proxy within one-half hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairperson of the meeting and not less than seven days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting, the holders of GWL Preferred Shares present or represented by duly qualified proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of GWL Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting, the appointment of proxies therefore and the conduct thereof shall be those from time to time prescribed by the Insurance Act and the by-laws of GWL with respect to meetings of GWL, *mutatis mutandis*. On every poll taken at a meeting or adjourned meeting of holders of GWL Preferred Shares, every holder of GWL Preferred Shares shall be entitled to one vote in respect of each GWL Preferred Shares held by the holder. All variations to the provisions of the GWL Preferred Shares as a class are also subject to the Insurance Act and Superintendent Approval.

Certain Provisions of the GWL Preferred Shares Series L

The GWL Preferred Shares Series L rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly until October 31, 2007 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 75% of Prime and 4.50% per annum. GWL has

the right to redeem the GWL Preferred Shares Series L on October 31, 2007 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series L are convertible at the option of the holder into GWL Preferred Shares Series M on a share-for-share basis on October 31, 2007 and on every fifth anniversary thereof, except in certain circumstances.

"Prime" means, for any quarterly dividend period, the arithmetic average of the Prime Rates quoted by two reference banks selected by GWL in effect during each day during the three month period which ends on the last day of the calendar month immediately preceding the applicable dividend payment date in respect of which the determination is being made, and "Prime Rate" is the reference rate as quoted by those two banks for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada.

Certain Provisions of the GWL Preferred Shares Series M

The GWL Preferred Shares Series M have terms substantially similar to those of the GWL Preferred Shares Series L, except with respect to dividends. The GWL Preferred Shares Series M have a fixed non-cumulative dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 80% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series M on October 31, 2012 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series M have the right to convert such shares into GWL Preferred Shares Series L on a share-for-share basis on October 31, 2012 and on every fifth anniversary thereof, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series O

The GWL Preferred Shares Series O rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.55% per annum, payable quarterly until October 31, 2010 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 80% of Prime and 4.75% per annum. GWL has the right to redeem the GWL Preferred Shares Series O on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series O are convertible at the option of the holder into GWL Preferred Shares Series P on a share-for-share basis on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series P

The GWL Preferred Shares Series P have terms substantially similar to those of the GWL Preferred Shares Series O, except with respect to dividends. The GWL Preferred Shares Series P have a fixed non-cumulative quarterly dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 85% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series P on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series P have the right to convert such shares into GWL Preferred Shares Series O on a share-for-share basis on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

GWL Preferred Shares Series YY and ZZ

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. For information concerning Lifeco Common Shares into which the GWL Exchange Shares are exchangeable, see "Description of Share Capital of Lifeco — Lifeco Common Shares".

Dividends

Holders of GWL Preferred Shares Series ZZ will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.48125 per share (representing an annual yield of 3.85%), payable on the last day of June and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). Holders of GWL Preferred Shares Series YY will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.60625 per share (representing an annual yield of 4.85%), payable on each Dividend Payment Date. If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Exchange Shares on or before the Dividend Payment Date for a particular semi-annual period, the rights of the holders of GWL Exchange Shares to receive such dividends, or any part thereof, for such semi-annual period will be extinguished.

Redemption

The GWL Exchange Shares will not be redeemable prior to December 31, 2007. On and after that date, but subject to the provisions of the Insurance Act and Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Exchange Shares, without the consent of the holders, by either:

(a) the payment of $25 together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of the redemption (the "Cash Redemption Price"); or

(b) subject to the approval of any applicable regulatory authority, including any applicable stock exchange, the delivery of that number of fully-paid and freely tradeable Lifeco Common Shares listed on a recognized stock exchange in Canada for each such GWL Exchange Share so redeemed determined by dividing the Cash Redemption Price by the Common Share Exchange Rate.

Fractional Lifeco Common Shares will not be issued on any redemption of GWL Exchange Shares, but instead, Lifeco or any affiliate of Lifeco will make cash payments equal to the balance of the Cash Redemption Price not otherwise satisfied by the delivery of Lifeco Common Shares.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, respectively, are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine. See also "Exchange of GWL Exchange Shares at the Option of the Holder".

On a redemption of GWL Exchange Shares for Lifeco Common Shares, GWL reserves the right not to deliver Lifeco Common Shares to any Ineligible Person or a person who, as a result, would become a Significant Shareholder of Lifeco.

Exchange of GWL Exchange Shares at the Option of the Holder

Holders of GWL Exchange Shares will be entitled to exchange their GWL Exchange Shares with Lifeco or any affiliate of Lifeco for Lifeco Common Shares in the following manner:

On any Exchange Date, and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Exchange Share will be exchangeable, at the option of the holder on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange (which notice will be irrevocable), for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing the Cash Exchange Price by the Common Share Exchange Rate. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Exchange Shares but, instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

If a Loss Absorption Event has occurred and is continuing, on and after June 30, 2013, the right of holders of GWL Exchange Shares to submit notice to Lifeco of their intention to exchange such shares into Lifeco Common Shares will be suspended until the Loss Absorption Event is no longer continuing and exchange notices may thereafter only be submitted in respect of Exchange Dates occurring after the cessation of the Loss Absorption Event, in accordance with the timing provisions referred to above. All notices of exchange delivered prior to the occurrence of the Loss Absorption Event in respect of any Exchange Date falling after such occurrence will be null and void. GWL will issue press releases notifying holders of GWL Exchange Shares as to the occurrence and cessation of any event giving rise to a suspension of the exchange right attached to GWL Exchange Shares. Any holder of GWL Exchange Shares that has submitted an exchange notice rendered null and void by the foregoing events will be required to submit a further exchange notice in order to subsequently exchange its shares.

The terms of the GWL Preferred Shares Series ZZ provide that a holder of GREATs Series A exercising the Holder Exchange Right with an effective Exchange Date on or after June 30, 2013, who wishes to immediately exchange GWL Exchange Shares to be so received into Lifeco Common Shares may do so, provided that a Loss Absorption Event has not occurred and is not then continuing, by completing the exchange instructions contained in the exchange panel of the GREATs Series A. In such circumstances, the exchange instructions so completed will be deemed to constitute a valid exchange notice pursuant to the terms of GWL Preferred Shares Series ZZ with the result that, upon the first Exchange Date on or after issuance and delivery of the GWL Preferred Shares Series ZZ pursuant to the Holder Exchange Right, such shares will be immediately exchanged into Lifeco Common Shares provided that a Loss Absorption Event has not occurred and is not then continuing. Accordingly, in that case, on the first Exchange Date on or after the effective date of exercise of the Holder Exchange Right, the holder will receive Lifeco Common Shares if so elected. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Preferred Shares Series ZZ, but instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

GWL, subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", as applicable, by prior written notice given not later than 40 days before the date fixed for exchange to all holders who have given an exchange notice may either (i) redeem for cash on the Business Day after the date fixed for exchange all but not less than all of the GWL Exchange Shares forming the subject matter of the applicable exchange notice or (ii) cause the holder of such GWL Exchange Shares to sell on the Business Day after the date fixed for exchange such GWL Exchange Shares to another purchaser or purchasers, if a purchaser or purchasers willing to purchase all but not less than all of such GWL Exchange Shares is or are found. Any such redemption or purchase will be made by the payment of an amount in cash equal to the Cash Redemption Price. In such event, GWL Exchange Shares to be so redeemed or purchased will not be exchanged on the date set forth in the exchange notice.

Upon exercise by a holder of its right to exchange GWL Exchange Shares for Lifeco Common Shares, Lifeco reserves the right not to issue Lifeco Common Shares to any Ineligible Person.

Presentation for Exchange, Redemption or Sale

An exchange, redemption or sale by a holder of GWL Exchange Shares will be effected by the holder transferring its GWL Exchange Shares to be exchanged, redeemed or sold, as the case may be, to the account of GWL, Lifeco or a designated affiliate of Lifeco in CDS (or, if GWL Exchange Shares are not then issued in book-entry only form, by depositing with the transfer agent for the GWL Exchange Shares, at one of its principal offices, certificates representing such GWL Exchange Shares).

Purchase for Cancellation

On and after December 31, 2007, but subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may at any time purchase for cancellation any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Exchange Shares will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Exchange Shares. The holders of GWL Exchange Shares will not be entitled to share in any further distribution of the property or assets of GWL.

Restrictions on Dividends and Retirement of Shares

So long as any GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ are outstanding, GWL will not at any time, without the approval of the holders of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, given as specified below:

(a) declare any dividend on the GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (other than stock dividends payable in the form of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ);

(b) redeem, purchase or otherwise retire any GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively);

(c) redeem, purchase or otherwise retire less than all the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of GWL, redeem, purchase or otherwise retire any other shares ranking on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively;

unless, in each case, all dividends on the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to the immediately preceding respective date or dates for payment and in respect of which the right of the holders thereof have not been extinguished, have been declared and paid or set aside for payment.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Exchange Shares.

In particular, GWL may issue and Lifeco may purchase or arrange for the purchase of additional GWL Preferred Shares to ensure that, on any vote of holders of GWL Preferred Shares, no person other than Lifeco will hold sufficient GWL Preferred Shares to determine the outcome of any vote. Pursuant to the Share Exchange Agreement, GWL will agree to issue and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right or otherwise, no person other than Lifeco will be a Significant Shareholder in the GWL Preferred Shares.

Amendments to GWL Exchange Shares

GWL will not, without the approval of the holders of GWL Exchange Shares and any holders of GREATs Series A then outstanding given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Exchange Shares. In addition to this approval, GWL will not without, but may from time to time with, Superintendent Approval, make any such deletion or variation which might affect the

classification afforded the GWL Exchange Shares from time to time for capital adequacy requirements pursuant to the Insurance Act or the MCCSR.

GWL Preferred Shares Series YY Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series YY at which at least 25% of the outstanding GWL Preferred Shares Series YY is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series YY (other than any amendments relating to the GWL Exchange Shares as a class) without Superintendent Approval and the prior approval of the holders of 66⅔% of the GREATs Series A.

GWL Preferred Shares Series ZZ Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series ZZ may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series ZZ at which at least 25% of the outstanding GWL Preferred Shares Series ZZ is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series ZZ (other than any amendments relating to the GWL Exchange Shares as a class) without Superintendent Approval and the prior approval of the holders of 66⅔% of the GREATs Series A.

Voting Rights

Subject to applicable law, the holders of GWL Exchange Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of GWL unless and until the first time at which the GWL Board of Directors has not declared the whole dividend on any of the GWL Exchange Shares in any semi-annual period. In that event, the holders of the GWL Exchange Shares will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to elect at least one director at such meeting and, for that purpose, will have at least one vote for each GWL Exchange Share held. The voting rights of the holders of the GWL Exchange Shares will cease upon payment by GWL of the first dividend on the GWL Exchange Shares to which the holders are entitled after the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the GWL Exchange Shares have again become extinguished, such voting rights will become effective again and so on from time to time.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of Lifeco, the Share Exchange Agreement will provide that holders of GWL Exchange Shares will be entitled to receive, pursuant to the Lifeco Common Share Exchange Right, after the capital reorganization, merger or amalgamation, the number of Lifeco Common Shares or consideration of Lifeco or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had its GWL Exchange Shares been exchanged, pursuant to the Lifeco Common Share Exchange Right, for Lifeco Common Shares immediately prior to the record date of the capital reorganization, merger or amalgamation.

Book-Entry Only Form

Unless GWL elects otherwise, the GWL Exchange Shares will be issued in "book-entry only" form, and may be purchased, held and transferred in substantially the same manner as the GREATs Series A. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

Listing of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ

Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the TSX any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued on the occurrence of an Automatic Exchange or exercise of the Holder Exchange Right, respectively.

GWL Preferred Shares Series Q

The following is a summary of the rights and privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series Q. Prior to the closing of the Offering, there will be 40,000 GWL Preferred Shares Series Q outstanding, at an issue price of $25 each. All of the GWL Preferred Shares Series Q will be held by Lifeco.

Dividends

Holders of GWL Preferred Shares Series Q are entitled to receive quarterly non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.3125 per share, payable on the last day of March, June, September and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Preferred Shares Series Q on or before the Dividend Payment Date for a particular quarterly period, the rights of the holders of GWL Preferred Shares Series Q to receive such dividends, or any part thereof, for such quarterly period will be extinguished.

Redemption

The GWL Preferred Shares Series Q are not redeemable until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Preferred Shares Series Q, without the consent of the holders, by the payment in cash of $25 for each GWL Preferred Shares Series Q to be redeemed, together with any declared and unpaid dividends to the date of redemption.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series Q are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine.

Purchase for Cancellation

The GWL Preferred Shares Series Q may not be purchased by GWL until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may at any time purchase for cancellation any GWL Preferred Shares Series Q in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Preferred Shares Series Q will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Preferred Shares Series Q. The holders of GWL Preferred Shares Series Q will not be entitled to share in any further distribution of the property or assets of GWL.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Preferred Shares Series Q.

Amendments to GWL Preferred Shares Series Q

GWL will not, without the approval of the holders of GWL Preferred Shares Series Q given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q.

GWL Preferred Shares Series Q Shareholder Approval

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series Q at which at least 25% of the outstanding GWL Preferred Shares Series Q is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply.

Voting Rights

The holders of GWL Preferred Shares Series Q will not be entitled to receive notice of and to attend and vote at any meeting of the shareholders of GWL except for meetings at which only holders of another specified class or series of shares of GWL are entitled to vote separately as a class or series.

DESCRIPTION OF SHARE CAPITAL OF LIFECO

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Lifeco Common Shares. At November 25, 2002, there were issued and outstanding 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series B ("Lifeco Series B First Preferred Shares"), 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series C ("Lifeco Series C First Preferred Shares"), 8,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 5,192,242 Lifeco Class A Preferred Shares designated as Non-Cumulative Class A Preferred Shares, Series 1 ("Lifeco Class A Preferred Shares, Series 1") and 366,364,412 Lifeco Common Shares.

Lifeco Common Shares

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up.

Lifeco Class A Preferred Shares

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares, Series 1. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Class A Preferred Shares as a class and the Lifeco Class A Preferred Shares, Series 1.

Certain Provisions of the Lifeco Class A Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Lifeco Class A Preferred Shares or Lifeco First Preferred Shares are not paid in full, the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares of all series participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and, in respect of any repayment of capital, if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims, the claims of the holders of the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares with respect to the repayment of capital will be paid first and any assets remaining thereafter will be applied toward the payment of claims in respect of dividends.

Voting Rights

The holders of Lifeco Class A Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

Approval by Holders of Lifeco Class A Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Class A Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Class A Preferred Shares as a class. The approval of all deletions from or additions to or variations of the provisions of the Lifeco Class A Preferred Shares as a class and any other approval required to be given by the holders of the Lifeco Class A Preferred Shares as a class may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Class A Preferred Shares duly called for the purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting, the appointment of proxies therefor and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders, except that if at any meeting of holders of Lifeco Class A Preferred Shares the required quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting must be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting. Not less than 10 days' written notice must be given of such adjourned meeting. At such adjourned meeting, the holders of Lifeco Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at such adjourned meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting will constitute the approval of the holders of the Lifeco Class A Preferred Shares. On every poll taken at a meeting or adjourned meeting of holders of Lifeco Class A Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Lifeco Class A Preferred Shares, each holder of Lifeco Class A Preferred Shares entitled to vote at such meeting will have one vote in respect of each Lifeco Class A Preferred Share held.

Certain Provisions of the Lifeco Class A Preferred Shares, Series 1

The Lifeco Class A Preferred Shares, Series 1 rank equally with all other Lifeco Class A Preferred Shares and have a fixed non-cumulative dividend of 5.00% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Class A First Preferred Shares, Series 1 on or after October 31, 2004 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of Lifeco on or after October 31, 2004 into that number of Lifeco Common Shares determined by

dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after October 31, 2004 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Class A Preferred Shares, Series 1 the option to convert their Lifeco Class A Preferred Shares, Series 1 into such further series of preferred shares on a share-for-share basis. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of the holder on and after January 31, 2005 into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Class A Preferred Shares, Series 1, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco First Preferred Shares

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco First Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Series B First Preferred Shares, Lifeco Series C First Preferred Shares and Lifeco Series D First Preferred Shares. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco First Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. On such a distribution, the rights of the holders of the Lifeco First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco First Preferred Shares.

Approval by Holders of Lifeco First Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco First Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco First Preferred Shares as a class and any other approval required to be given by the holders of Lifeco First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco First Preferred Shares duly called for that purpose. On any vote held in respect of such a

resolution, holders of Lifeco First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the Insurance Act requires that insurance companies, including GWL, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The Insurance Act provides that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

The Public Voting Requirement applicable to GWL has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the earlier of the date that: (i) GWL satisfies the Public Voting Requirement in some other manner; (ii) GWL is not required to satisfy the Public Voting Requirement; or (iii) the Lifeco Board of Directors determines that it is no longer in the best interests of Lifeco to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the Lifeco First Preferred Shares, the Lifeco Board of Directors may, in certain circumstances, require any holder of Lifeco First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Lifeco Series B First Preferred Shares

The Lifeco Series B First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.45% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series B First Preferred Shares on or after December 31, 2002 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Series B First Preferred Shares are convertible at the option of Lifeco on or after December 31, 2002 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series B First Preferred Shares the option to convert their Lifeco Series B First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series B First Preferred Shares are convertible at the option of the holder on and after June 30, 2003 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series B First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

On November 15, 2002, Lifeco gave notice in accordance with the terms and conditions of the Series B First Preferred Shares to effect their redemption as of December 31, 2002.

Certain Provisions of the Lifeco Series C First Preferred Shares

The Lifeco Series C First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.75% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series C First Preferred Shares on or after September 30, 2002 in whole or in part for $26.00 cash per share if the redemption date is on or after September 30, 2002 and on or before September 29, 2003, $25.50 per share if the redemption date is on or after September 30, 2003 and on or before September 29, 2004, and $25.00 per share if the redemption date is on or after September 30, 2004, in each case plus declared and unpaid dividends. The Lifeco Series C First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2004 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series C First Preferred Shares the option to convert their Lifeco Series C First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series C First Preferred Shares are convertible at the option of the holder on and after March 31, 2005 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series C First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Certain Provisions of the Lifeco Series D First Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 months commencing March 31, 2009, $25.25 per share if redeemed during the 12 months commencing March 31, 2010, and $25.00 per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the

option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Second Preferred Shares as a class. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Second Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco Second Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. On such a distribution, the rights of the holders of the Lifeco Second Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco Second Preferred Shares.

Approval of Holders of Lifeco Second Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Second Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Second Preferred Shares as a class.

Voting Rights

The holders of Lifeco Second Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco Second Preferred Shares as a class and any other approval required to be given by the holders of Lifeco Second Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Second Preferred Shares duly called for that purpose. On any vote held in

respect of such a resolution, holders of Lifeco Second Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Price Range and Trading Volume of Lifeco Common Shares

The following table sets forth the market price range and trading volume of Lifeco Common Shares on the TSX for the calendar periods indicated.

	The Toronto Stock Exchange		
	Price Range		Volume (000s)
	High	Low	
2000			
1st Quarter	$23.35	$16.75	11,289
2nd Quarter	26.00	18.10	7,220
3rd Quarter	31.90	25.25	8,470
4th Quarter	42.00	28.15	7,796
2001			
1st Quarter	40.04	33.25	6,963
2nd Quarter	38.75	32.65	8,265
3rd Quarter	35.75	30.95	9,391
4th Quarter	34.90	32.00	8,603
2002			
1st Quarter	36.20	33.20	8,683
2nd Quarter	39.80	35.00	9,009
3rd Quarter	39.00	33.70	9,534
October	37.00	32.49	6,312
November	38.60	34.45	1,816
December (1 - 16)	38.40	36.25	1,338

On December 16, 2002, the closing price was $36.60 per Lifeco Common Share on the TSX.

Dividend Record

Lifeco paid a quarterly dividend of $0.17 per Lifeco Common Share in the fourth quarter of 2000, paid a quarterly dividend of $0.185 per Lifeco Common Share in the first quarter and second quarter of 2001, paid a quarterly dividend of $0.205 per Lifeco Common Share in the third quarter and fourth quarter of 2001, paid a quarterly dividend of $0.225 per Lifeco Common Share in the first quarter and second quarter of 2002, paid a quarterly dividend of $0.2475 per Lifeco Common Share in the third quarter of 2002 and declared a quarterly dividend of $0.2475 per Lifeco Common Share in the fourth quarter of 2002 that is payable on December 31, 2002.

The declaration and payment of dividends are at the sole discretion of the Lifeco Board of Directors and will be dependent on Lifeco's earnings, financial condition, capital requirements and other considerations. Accordingly, the Lifeco Board of Directors may maintain, increase or reduce these dividends in the future. In certain circumstances, Lifeco may not declare dividends on the Lifeco Common Shares. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking".

As a holding company, Lifeco's ability to meet its cash requirements and pay dividends on the Lifeco Common Shares will depend in a large part on the receipt of dividends and other payments from its subsidiaries. The payment of dividends to Lifeco by certain of its subsidiaries is subject to restrictions, and in certain cases approvals, under insurance laws.

DESCRIPTION OF THE GREAT-WEST LIFE SERIES A DEBENTURE

The following is a summary of the terms and conditions attaching to the Great-West Life Series A Debenture. This summary is qualified in its entirety by the terms of the Great-West Life Series A Debenture.

Interest

Interest on the Great-West Life Series A Debenture will be payable at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date, commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $1.807 per $1,000 principal amount of the Great-West Life Series A Debenture, assuming a Closing Date of December 20, 2002. Interest on the Great-West Life Series A Debenture will be payable to the Trust on every Debenture Interest Payment Date regardless of whether that date is a Regular Distribution Date or a Distribution Diversion Date.

Redemption at the Option of GWL

On December 31, 2007 and on any Debenture Interest Payment Date thereafter, the Great-West Life Series A Debenture will be redeemable at the option of GWL in whole or in part without the consent of the holder with Superintendent Approval and upon not less than 30 nor more than 60 days' prior written notice by GWL for an amount in cash equal to (i) a cash amount per $1,000 principal amount of the Great-West Life Series A Debenture equal to the greater of (A) an amount equal to $1,000 plus any accrued and unpaid interest thereon to, but excluding, the date of redemption per $1,000 principal amount of the Great-West Life Series A Debenture (the "Debenture Redemption Price") and (B) the Debenture Canada Yield Price (such greater amount being the "Early Debenture Redemption Price"), if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, in whole or in part, the Trust will be required to redeem a corresponding amount of GREATs Series A. It is the intention of the Trust to use the proceeds of redemption received in respect of the Great-West Life Series A Debenture to make payment to the holders of GREATs Series A to be redeemed, as required.

"Debenture Canada Yield Price" means a price per $1,000 principal amount of the Great-West Life Series A Debenture calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus 0.23% determined on the 3rd Business Day immediately preceding the date on which GWL has given notice of the redemption of the Great-West Life Series A Debenture (including as a result of the occurrence of a Special Event) plus accrued and unpaid interest thereon to the date of redemption.

Conversion at Option of the Holder

Each $1,000 principal amount of the Great-West Life Series A Debenture will be convertible at any time at the option of the holder into 40 GWL Preferred Shares Series ZZ. The Trust will exercise its right to convert the Great-West Life Series A Debenture in circumstances in which holders of GREATs Series A exercise the Holder Exchange Right to acquire GWL Preferred Shares Series ZZ, so as to enable the Trust to fulfil its obligations under the Holder Exchange Right. Upon any such conversion of the Great-West Life Series A Debenture, the GWL Preferred Shares Series ZZ so acquired by the Trust will be delivered to the holders of GREATs Series A who have exercised the Holder Exchange Right in accordance with their respective entitlements.

The right to convert the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ is called the "Conversion Right".

Redemption Upon Tax Event or Regulatory Event

Upon the occurrence of a Special Event, GWL, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time the Great-West Life Series A Debenture in whole (but not in part), without the consent of the holder, for an amount in cash for each $1,000 principal amount of the Great-West Life Series A Debenture equal to (i) the Early Debenture Redemption

Price, if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, the Trust will be required to redeem all of the GREATs Series A.

Events of Default

Failure by GWL to make payments or to satisfy its other obligations under the Great-West Life Series A Debenture will not entitle the Trust to accelerate the Great-West Life Series A Debenture.

Priority of the Great-West Life Series A Debenture

The Great-West Life Series A Debenture will rank on a parity with all other unsubordinated unsecured indebtedness of GWL, other than obligations owed to policyholders and certain other specified claimants as provided in the Winding-Up Act. Upon any distribution of assets of GWL to creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy or insolvency, all principal and accrued interest due on the Great-West Life Series A Debenture must be paid in full before holders of junior or subordinated debentures are entitled to receive any payment. If a liquidation, dissolution or winding-up of GWL occurs, the Great-West Life Series A Debenture will rank in priority to any shares of GWL with respect to payments and the distribution of assets.

Maturity Date

The Great-West Life Series A Debenture will mature on December 31, 2052. On maturity of the Great-West Life Series A Debenture, GWL will be required to pay the principal amount of the Great-West Life Series A Debenture and any accrued and unpaid interest thereon to the date of payment to the Trust in cash. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments, for a price equal to the fair market value thereof. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or any person related to GWL within the meaning of the Tax Act. If, following maturity of the Great-West Life Series A Debenture, a holder of GREATs Series A exercises the Holder Exchange Right, the Trust will subscribe for, and GWL has agreed to issue, pursuant to the Subscription Right, GWL Preferred Shares Series ZZ to satisfy the Trust's obligation to deliver 40 GWL Preferred Shares Series ZZ for each GREATs Series A tendered for exchange pursuant to the exercise of the Holder Exchange Right. The GWL Preferred Shares Series ZZ tendered, as applicable, will then be delivered to the relevant holders of GREATs Series A and the GREATs Series A will be cancelled.

Earnings Coverage Ratios

Payment of the Indicated Yield on the GREATs Series A is dependent upon GWL making interest payments to the Trust in respect of the Great-West Life Series A Debenture and upon a Distribution Diversion Event not having occurred.

GWL's annual interest requirements were $41,460,000 for the 12 months ended December 31, 2001, and $37,122,000 for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax was $684,168,000 for the 12 months ended December 31, 2001, and $714,715,000 for the 12 months ended September 30, 2002, which is approximately 16.50 times GWL's annual interest requirements for the 12 months ended December 31, 2001, and 19.25 times GWL's annual interest requirements for the 12 months ended September 30, 2002.

GWL's annual interest requirements, after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001, would have been $62,443,000 for the 12 months ended December 31, 2001, and $58,105,000 for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax is approximately 10.96 times GWL's annual interest requirements for the 12 months ended December 31, 2001, and 12.30 times GWL's annual interest requirements for the

12 months ended September 30, 2002, in each case after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001.

INSURANCE ACT RESTRICTIONS AND APPROVALS

Under the Insurance Act, GWL, with Superintendent Approval, may redeem or purchase any of its shares, unless there are reasonable grounds for believing that GWL is, or the redemption or purchase would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. No such direction to GWL has been made to date. GWL is also prohibited under the Insurance Act from paying or declaring a dividend if there are reasonable grounds for believing that GWL is, or the payment would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the GWL Exchange Shares and no such direction to GWL has been made. In addition, GWL must provide at least 10 days' prior notice to the Superintendent before paying any dividends, and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

CONSTRAINTS ON SHARES UNDER THE INSURANCE ACT

The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of GWL. Pursuant to these restrictions, no person is permitted to acquire any shares of GWL (including GWL Exchange Shares) if the acquisition would cause the person to have a "significant interest" in any class of shares of GWL unless the prior approval of the Minister of Finance (Canada) (the "Minister") is obtained. In addition, GWL is not permitted to record any transfer or issue of shares of GWL (including GWL Exchange Shares), if the transfer or issue would cause the person to have a significant interest in any class of shares of GWL unless the prior approval of the Minister is obtained. No person who has a significant interest in any class of shares of GWL may exercise any voting rights attached to the shares held by such person unless the prior approval of the Minister is obtained. If a person contravenes any of these restrictions, the Minister may, by order, direct such person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of GWL where the aggregate of any shares of that class beneficially owned by that person, by any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of GWL.

In addition, the Insurance Act prohibits life insurance companies, including GWL, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the Trust and a holder of GREATs Series A who acquires GREATs Series A under the Offering and who, for purposes of the Tax Act at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) deals at arm's length and is not affiliated with GWL, Lifeco or the Trust, (iii) holds GREATs Series A, any GWL Exchange Shares and any Lifeco Common Shares as capital property and (iv) is not exempt from tax under Part I of the Tax Act. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the part of this summary dealing with the GWL Exchange Shares does not apply to a specified financial institution (as defined in the Tax Act) that receives (or is deemed to receive), alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the GWL Preferred Shares Series ZZ or the GWL Preferred Shares Series YY outstanding at the time a dividend is received. This summary also assumes that all issued and

outstanding GWL Exchange Shares are listed on a prescribed stock exchange in Canada at such times as dividends (including deemed dividends) are paid or received on such shares.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof, and counsels' understanding of the current administrative and assessing policies of the Canada Customs and Revenue Agency (the "Agency"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account any changes in law or administrative and assessing policies, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or provincial, territorial or foreign tax considerations. With respect to the proposed amendments to the Tax Act and the regulations, no assurance can be given that the proposed amendments will become law as proposed or at all.

GREATs

Taxation of the Trust

The Declaration of Trust requires that, in each taxation year of the Trust, the net income, including net realized taxable capital gains, if any, of the Trust as would otherwise be taxable in the Trust will be payable to holders of GREATs or the holder of the Special Trust Securities. Consequently, the Trust is not expected to be liable for income tax under Part I of the Tax Act. Capital or income losses incurred by the Trust cannot be allocated to holders of the GREATs or the Special Trust Securities but may, subject to certain limitations, be deducted by the Trust from taxable capital gains or net income realized in other years.

As a registered investment, the Trust is potentially subject to special taxes under the Tax Act. The Declaration of Trust requires the Trust to restrict its investments to the effect that it will not be subject to any of these special taxes.

Taxation of Holders of GREATs Series A

Distributions

A holder of GREATs Series A will be required to include in computing its income for a taxation year all net income, including net realized taxable capital gains, if any, payable to it in that taxation year. All or substantially all of the amounts payable to holders of GREATs Series A are expected to be treated as income from a trust, rather than capital gains, for income tax purposes.

Disposition

A holder of GREATs Series A who disposes of or is deemed to dispose of GREATs Series A will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the GREATs Series A to the holder. A disposition or deemed disposition of a holder's GREATs Series A will be considered to occur on, among other events: (i) an exchange of the GREATs Series A for GWL Preferred Shares Series ZZ pursuant to the exercise by a holder of the Holder Exchange Right (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series ZZ received on the exchange), (ii) an exchange of the GREATs Series A for GWL Preferred Shares Series YY pursuant to the operation of the Automatic Exchange (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series YY received on the exchange), (iii) a redemption of the GREATs Series A on the Trust Special Event Redemption Right or the Trust Redemption Right (in which event a holder's proceeds of disposition will be equal to the Redemption Price; in cases where the Early Redemption Price is payable, the excess of the Early Redemption Price over the Redemption Price will be allocated to the holder as income) and (iv) a termination of the Trust.

Share Exchange Agreement

GWL and the Trustee have been advised by Scotia Capital Inc. that the value to holders of the rights under the Share Exchange Agreement is nominal and, therefore, GWL is of the view that no amount should be allocated to such rights. However, this determination is not binding on the Agency.

Lifeco Common Shares and GWL Exchange Shares

Dividends

Dividends (including deemed dividends) received on the Lifeco Common Shares or the GWL Exchange Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends (including deemed dividends) on the GWL Common Shares or the GWL Exchange Shares received by a corporation to which this part of the summary applies will be included in computing its income and will generally be deductible in computing its taxable income. However, a corporation will not be entitled to deduct in computing taxable income the amount of a dividend (including a deemed dividend) received on GWL Exchange Shares where, at the time the dividend is paid, dividends in respect of more than 10% of the GWL Exchange Shares are paid to the corporation or to such corporation and one or more (i) persons with whom the corporation does not deal at arm's length; or (ii) partnerships or trusts of which such corporation or any such person is a member or beneficiary.

The GWL Exchange Shares will be taxable preferred shares and may be short term preferred shares as defined in the Tax Act. The terms of the GWL Exchange Shares require GWL to make an election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the GWL Exchange Shares.

A private corporation, as defined in the Tax Act, or any other corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Lifeco Common Shares or the GWL Exchange Shares to the extent such dividends are deductible in computing its taxable income.

Redemption and Exchange

If Lifeco or GWL redeems for cash or otherwise acquires the Lifeco Common Shares or the GWL Exchange Shares, respectively, other than by a purchase in the manner in which these shares are normally purchased by a member of the public in the open market or by reason of an exchange of the GWL Exchange Shares, the holder will be deemed to have received a dividend equal to the amount, if any, paid by Lifeco or GWL, as applicable, in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

The exchange of the GWL Exchange Shares for Lifeco Common Shares by the holder with Lifeco will not give rise to a capital gain or a capital loss unless the holder chooses to include any portion of such gain or loss in the holder's income tax return for the year in which the exchange occurs. A holder who receives cash of $200 or less in lieu of a fraction of an Lifeco Common Share may either include the capital gain or capital loss on the partial disposition in computing income, or reduce the adjusted cost base of the Lifeco Common Shares received by the amount of the cash. If Lifeco is not the acquiror of the GWL Exchange Shares, such exchange will result in a disposition of the GWL Exchange Shares for proceeds of disposition equal to the fair market value of the Lifeco Common Shares received and, accordingly, a capital gain or a capital loss may arise to the holder.

Other Dispositions

A holder of Lifeco Common Shares or GWL Exchange Shares who disposes of or is deemed to dispose of the Lifeco Common Shares or the GWL Exchange Shares will generally realize a capital gain (or sustain a

capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by GWL of the GWL Exchange Shares will generally not be included in computing a holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such shares. If the shareholder is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Tax Treatment of Capital Gains and Losses

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6⅔% of such taxable gains. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated December 17, 2002 between the Trust, Lifeco and GWL and Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. (the "Underwriters"), the Trust has agreed to sell, and the Underwriters have agreed to purchase, on December 20, 2002, or on such other date not later than December 31, 2002 as may be agreed upon, all but not less than all of the 350,000 GREATs Series A at a price of $1,000 per GREATs Series A, subject to the terms and conditions set forth in the Underwriting Agreement. The Trust has agreed to pay to the Underwriters a fee of $10 for each GREATs Series A sold and the aggregate Underwriters' fee will be $3,500,000.

The Underwriting Agreement also provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events.

The Offering is being made concurrently in all provinces and territories of Canada. The GREATs Series A have not been and will not be registered under the United States Securities Act of 1933, as amended. The Underwriters have agreed not to offer for sale or sell the GREATs Series A in the United States or to any U.S. Person within the meaning of applicable U.S. securities laws.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase GREATs Series A. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may effect the transactions which stabilize or maintain the market price of such securities at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RATINGS

The GREATs Series A are rated as follows:

Rating Agency	Rating
S&P	P-1 (on the Canadian scale) A+ (on the global scale)
DBRS	A(high)yn

Neither of these ratings should be construed as a recommendation to buy, sell or hold the GREATs Series A and any rating may be revised or withdrawn at any time by the respective rating organization.

USE OF PROCEEDS

The proceeds to the Trust from the sale of the GREATs Series A will be $350,000,000 (before Offering expenses of $5,000,000). The Trust will use the proceeds to be received on closing of the Offering to purchase the Great-West Life Series A Debenture.

GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in GREATs. An investment in GREATs Series A involves both investment risks associated with the security and its terms and risks associated with an investment in Lifeco and GWL.

Risk Factors Associated with Lifeco and GWL

Investors should carefully consider any risks that may be described in other filings Lifeco and GWL make with securities regulators including, without limitation, "Management's Discussion and Analysis" on pages 16-53 of Lifeco's Annual Report and "Management's Discussion and Analysis" on pages 9-31 of GWL's Annual Report, both incorporated by reference in this prospectus. These analyses discuss, among other things, certain known material trends and events, and risks or uncertainties that have had a material effect on, and may reasonably be expected to have a material effect on, Lifeco's and GWL's business, financial condition or results of operations.

Operational Risk

The businesses conducted by the Great-West Group are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, investment performance and underwriting experience of morbidity, mortality and catastrophic risk, all of which could affect the ability of GWL to meet its obligations on the Great-West Life Series A Debenture, GWL's ability to pay Dividends on its outstanding GWL Preferred Shares, and Lifeco's ability to pay Dividends on its outstanding Lifeco Common Shares.

Regulatory Environment

The businesses of certain of the Great-West Group's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada and the United States applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have an adverse effect on the Great-West Group.

Changes in Credit Ratings

The credit ratings of Lifeco, GWL, and the other entities in the Great-West Group are interdependent and a change in the ratings of any entity in the Great-West Group may affect the ratings of the other entities in the Great-West Group.

Risk Factors Associated with the GREATs Series A

Automatic Exchange of GREATs Series A for GWL Preferred Shares Series YY

The purchase of GREATs Series A involves risk with respect to the performance and capital levels of GWL and Lifeco. If a Loss Absorption Event occurs, the GREATs Series A will be automatically exchanged for GWL Preferred Shares Series YY, without the consent of the holders. These shares would then be an investment in GWL and not in the Trust. As a result, holders of GREATs Series A could become shareholders of GWL at a time when GWL's (and, possibly, Lifeco's) financial condition is deteriorating or when GWL (and, possibly, Lifeco) has become insolvent or bankrupt or resolved to wind-up or had been ordered wound-up or liquidated. An investment in GWL is also subject to certain risks that are distinct from the risks associated with an investment in the Trust, including the general risks inherent in equity investments in insurance institutions. In the event of a liquidation of GWL, the claims of policyholders and creditors of GWL would be entitled to a priority of payment over the claims of holders of equity interests such as GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ. If GWL were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of GWL, the holders of GWL Preferred Shares Series YY may receive, if anything, substantially less than the holders of the GREATs Series A would have received had the GREATs Series A not been exchanged for GWL Preferred Shares Series YY. Potential investors in the GREATs Series A should carefully consider the description of Lifeco and GWL set forth under "Great-West Group". See also "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange".

Restrictions on Ownership of Shares of GWL

Under the Insurance Act, no person, or persons acting jointly or in concert, is permitted to be a Significant Shareholder in GWL, unless the person first receives the approval of the Minister. Currently, only Lifeco is a Significant Shareholder in GWL. It may be possible for one or more holders of GREATs Series A who exercise their Holder Exchange Right and receive GWL Preferred Shares Series ZZ, or who receive GWL Preferred Shares Series YY as a result of an Automatic Exchange, to hold a significant interest in the GWL Preferred Shares. In the case of the exercise of the Holder Exchange Right by a holder of GREATs Series A, GWL has agreed to issue, and Lifeco has agreed to purchase or arrange for the purchase of, for nominal consideration, one or more series of GWL Preferred Shares in such number of shares to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. In the case of an Automatic Exchange, holders may have some or all of their GWL Preferred Shares Series YY disposed of on their behalf pursuant to the procedures referred to under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange" to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. Purchasers of GREATs Series A (and Participants) may be required to furnish declarations relating to ownership (and ownership by clients of such Participants) in a form prescribed by GWL or Lifeco. Furthermore, holders of GWL Exchange Shares who acquire Lifeco Common Shares upon exchange of such GWL Exchange Shares may be required to dispose of some or all of the Lifeco Common Shares.

Liquidity of and Dealings in GREATs Series A

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to its interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate.

Indicated Yield is Non-Cumulative

The Indicated Yield on the GREATs Series A is non-cumulative. The Indicated Yield on the GREATs Series A is payable by the Trust on each Regular Distribution Date out of the Net Distributable Funds of the Trust. If the Indicated Yield on the GREATs Series A for any Distribution Date is not paid by reason of the occurrence of a Distribution Diversion Event, holders of GREATs Series A will not be entitled to receive the

Indicated Yield. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Changes in Creditworthiness or Credit Ratings

The perceived creditworthiness of the Great-West Group, including GWL, and changes in credit ratings of the GREATs Series A may affect the market price or value and liquidity of the GREATs Series A.

Interest Rate Changes

Prevailing interest rates for comparable investments will affect the market price or value of the GREATs Series A. The market price or value of the GREATs Series A will decline as prevailing interest rates for comparable investments rise and increase as prevailing interest rates for comparable investments decline.

MATERIAL CONTRACTS

The material contracts entered into, or to be entered into, by the Trust in connection with the Offering are as follows:

1. the Declaration of Trust described under "The Trust";
2. the Administration Agreement described under "The Trust — Administrative Agent";
3. the Share Exchange Agreement described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement";
4. the Debenture Purchase Agreement described under "The Trust — Business of the Trust";
5. the Credit Facility described under "The Trust — Liquidity"; and
6. the Underwriting Agreement described under "Plan of Distribution".

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times following the Closing Date, GWL or, with Superintendent Approval, its subsidiaries will own, directly or indirectly, all of the Special Trust Securities. See "Capitalization of the Trust".

INTERESTS OF GWL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, GWL will administer the day-to-day operations of the Trust.

GWL and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and GWL that any agreements and transactions between the Trust, on the one hand, and GWL and its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions.

LEGAL PROCEEDINGS

Lifeco, GWL and their respective subsidiaries are engaged in litigation arising in the ordinary course of business. None of this litigation, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of Lifeco, GWL and their respective subsidiaries. The Trust is not, to its knowledge, a party to any litigation or arbitration proceedings.

EXPERTS

Certain legal matters in connection with the Offering will be passed upon by Torys LLP, on behalf of the Trust, GWL and Lifeco, and by McCarthy Tétrault LLP, on behalf of the Underwriters. The partners, counsel and associates of Torys LLP and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Trust, GWL or Lifeco.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

Computershare Trust Company of Canada will act as transfer agent, registrar and exchange trustee for the GREATs Series A (the "Exchange Trustee"). The GREATs Series A will be issued in book-entry only form through CDS. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form". Subject to the CDS Procedures, registration and transfer of the GREATs Series A may be effected at its principal office in Toronto, Ontario.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, Winnipeg, Manitoba are the auditors of the Trust.

PROMOTER

GWL is the promoter of the Trust by reason of its taking the initiative in creating, structuring and promoting the Trust. GWL will not receive any benefits, directly or indirectly, from the issuance of the GREATs Series A other than as described in this prospectus. See "Business of the Trust".

Under the Administration Agreement, GWL, as Administrative Agent, provides various services in connection with the Offering and the ongoing operations, maintenance and regulatory compliance of the Trust. GWL receives an administration fee under the Administration Agreement.

The following are the names, municipalities of residence, and offices of the officers of GWL directly involved in its capacity as administrative agent of the Trust:

Name and Municipality of Residence	Office
William W. Lovatt Winnipeg, Manitoba	Executive Vice-President and Chief Financial Officer
Sheila A. Wagar Winnipeg, Manitoba	Senior Vice-President, General Counsel and Secretary

Each of the officers of GWL listed above has been engaged for more than five years in his or her present office or in other capacities within GWL.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces and territories provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

INDEX OF TERMS

COMPILATION REPORT

To the Trustee of Great-West Life Capital Trust

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of **Great-West Life Capital Trust** as at November 29, 2002. This pro forma balance sheet has been prepared solely for inclusion in this prospectus relating to the sale and issue of Great-West Life Trust Securities Series A of Great-West Life Capital Trust. In our opinion, the pro forma balance sheet has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Winnipeg, Canada
December 17, 2002

DELOITTE & TOUCHE LLP
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

PRO FORMA BALANCE SHEET

As at November 29, 2002
(unaudited)
(in thousands of Canadian dollars)

	As at November 29, 2002	Pro Forma Adjustments	Notes	Pro Forma as at November 29, 2002
Assets				
Cash	$ 1	$350,000	2(a)	$ —
		1,999	2(b)	
		20,400	2(c)	
		(5,000)	2(d)	
		(350,000)	2(e)	
		(17,400)	2(c)	
Funding Debenture		17,400	2(c)	17,400
Great-West Life Series A Debenture		350,000	2(c)	350,000
Future Tax Asset		1,686	2(d)	1,686
	$ 1	$369,085		$369,086
Liabilities				
Loans Payable	$—	$ 20,400	2(c)	$ 20,400
Trust Capital				
Great-West Life Trust Securities — Series A	$—	350,000	2(a)	350,000
Special Trust Securities	$—	1,999	2(b)	2,000
		1	2(b)	
Original Settlement Amount	1	(1)	2(b)	—
Net Issue Costs	—	(3,314)	2(d)	(3,314)
	1	348,685		348,686
Total Liabilities and Capital	**$ 1**	**$369,085**		**$369,086**

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO PRO FORMA BALANCE SHEET

November 29, 2002
(unaudited)
(in thousands of dollars except unit amounts)

1. BASIS OF PRESENTATION

The pro forma balance sheet is based upon the audited balance sheet of **Great-West Life Capital Trust** (the "Trust") as at November 29, 2002 adjusted to reflect the issue of Great-West Life Trust Securities — Series A, the issue of Special Trust Securities to The Great-West Life Assurance Company ("GWL"), the payment of estimated issue-related costs of $5,000 and the purchase of the Trust Assets comprised principally of the Great-West Life Debentures (each as defined in the accompanying prospectus) from GWL.

Capitalized terms not defined in these notes have the meanings ascribed to them in the prospectus.

The pro forma balance sheet has been prepared by GWL, as administrative agent of the Trust, in accordance with Canadian generally accepted accounting principles.

The pro forma balance sheet should be read in conjunction with the audited balance sheet of the Trust as at November 29, 2002.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma balance sheet gives effect to the following transactions as if they had occurred on November 29, 2002:

(a) the issue of 350,000 Great-West Life Trust Securities — Series A for $1 each for total gross proceeds of $350,000;

(b) the issue of Special Trust Securities to GWL for total gross proceeds of $2,000, including the original settlement amount of $1;

(c) the loan to the Trust from GWL to fund the fees and expenses related to the Offering and to fund the purchase of the Funding Debenture;

(d) the estimated issue costs of $5,000 including underwriters' fees and expenses relating to the issuance of the Great-West Life Trust Securities — Series A. The net issue costs of $3,314 are after an income tax benefit of $1,686; and

(e) the purchase of the Great-West Life Debentures from Great-West Life for a purchase price of $350,000.

AUDITORS' REPORT

To the Trustee and Administrative Agent of
Great-West Life Capital Trust

We have audited the balance sheet of Great-West Life Capital Trust as at November 29, 2002. This financial statement is the responsibility of The Great-West Life Assurance Company, as administrative agent of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the administrative agent, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Trust as at November 29, 2002 in accordance with Canadian generally accepted accounting principles.

Winnipeg, Canada
December 17, 2002

DELOITTE & TOUCHE LLP
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

BALANCE SHEET

As at November 29, 2002

Cash	$1,000
Trust Capital	$1,000

On behalf of the Administrative Agent of the Trustee:

(Signed) RAYMOND L. MCFEETORS

(Signed) WILLIAM W. LOVATT

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO BALANCE SHEET
November 29, 2002

1. ESTABLISHMENT AND ORGANIZATION

Great-West Life Capital Trust (the "Trust") is an open-end trust formed on November 29, 2002 by The Canada Trust Company, (the "Trustee") pursuant to the Declaration of Trust. An amount of $1,000 was settled on the Trust's formation and that amount will be applied as part of the subscription price for the Special Trust Securities. The Trust intends to make investments and to conduct its activities at all times in such a manner as to qualify as a registered investment under the *Income Tax Act* (Canada).

Unless separately defined in these notes, capitalized terms have the same meaning as given to them in the accompanying prospectus dated November 29, 2002, offering Great-West Life Trust Securities to the public (the "Prospectus").

2. TRUST CAPITAL

(a) Authorized Trust Capital

The Trust's authorized capital consists of an unlimited number of Great-West Life Trust Securities issuable in series ("GREATs") and an unlimited number of Special Trust Securities.

(b) GREATs Series A

The GREATs are non-voting except in limited circumstances and non-redeemable at the option of the holder.

As of December 20, 2002, a series of GREATs has been designated as Series A ("GREATs Series A").

The holders of GREATs Series A will be entitled to non-cumulative fixed cash distributions of the Trust's income ("Indicated Yield") in the amount of $29.975 per GREATs Series A, payable semi-annually on the last day of June and December of each year, commencing June 30, 2003 (each, a "Distribution Date"), provided that each Distribution Date is a Regular Distribution Date. A Distribution Date will be a Regular Distribution Date unless The Great-West Life Assurance Company ("GWL") fails to declare dividends as described in the Prospectus.

On and after December 31, 2007, but subject to the prior approval of the Superintendent of Financial Institutions (the "Superintendent"), the GREATs will be redeemable at the option of the Trust in whole or in part and without the consent of the holders thereof.

Subject to the approval of the Superintendent, upon the occurrence of certain regulatory and tax events ("Special Event"), the GREATs will be redeemable at the option of the Trust in whole (but not in part) and without the consent of the holders thereof.

Each GREATs can be surrendered to the Trust at any time for a price equal to 40 Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ") at the option of the holder. In certain circumstances, the Trust may arrange for substitute purchasers to purchase each GREATs.

Each GREATs will be automatically exchanged, without the consent of the holders, for 40 Non-Cumulative Preferred Shares Series YY of GWL (the "GWL Preferred Shares Series YY"), upon the occurrence of certain events such as the winding-up of GWL, the Superintendent taking control of GWL's assets, GWL being under the required capital ratios, or the Superintendent directs GWL to increase its capital.

On and after December 31, 2007, any outstanding GREATs may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities and with the approval of the Superintendent.

(c) Special Trust Securities

Holders of the Special Trust Securities are entitled to vote at all meetings of the holders of Special Trust Securities.

GWL intends to maintain direct or indirect ownership of 100% of the outstanding Special Trust Securities.

Holders of Special Trust Securities will be entitled, after the payment of the Indicated Yield to holders of GREATs, to the balance of the net distributable funds of the Trust.

3. RELATED PARTY TRANSACTIONS

The proceeds of $350,000,000 received from the offering of the GREATs Series A will be used to purchase a senior debenture of GWL (the "Great-West Life Series A Debenture"). GWL's subscription for Special Trust Securities, together with amounts borrowed by the Trust under the Credit Facility, will be used to purchase the Funding Debenture and to pay issue expenses.

3. RELATED PARTY TRANSACTIONS *(Continued)*

Further, the Trustee has entered into an Administration Agreement with GWL pursuant to which GWL will serve as administrative agent of the Trust. Accordingly, GWL will receive an administration fee in acting in that capacity.

GWL will provide a loan to the Trust at the closing of the Offering.

4. PROPOSED ISSUE

Pursuant to an underwriting agreement dated December 17, 2002, the Trust has agreed to issue 350,000 GREATs Series A for gross proceeds of $350,000,000. The underwriting commission and other expenses payable by the Trust are estimated at $5,000,000.

Concurrently with the closing of the Offering, Great-West Lifeco Inc. ("Lifeco"), GWL, the Trust and the Exchange Trustee, as trustee for the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, will enter into the Share Exchange Agreement providing for, among other things, the respective rights and obligations of Lifeco, GWL, the Trust, the Exchange Trustee, the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ with respect to the exchange of GREATs for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, and to the exchange of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ for Lifeco Common Shares in connection with certain exchange provisions. Immediately following the closing of the Offering, and after the subscription by GWL for Special Trust Securities, the Trust will acquire from GWL the Great West Life Series A Debenture for an aggregate purchase price equal to approximately $350,000,000 and the Funding Debenture for an aggregate purchase price equal to $17,400,000.

CERTIFICATE OF THE TRUST

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

GREAT-WEST LIFE CAPITAL TRUST
by its Administrative Agent
The Great-West Life Assurance Company

By: (Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

By: (Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

CERTIFICATE OF THE GREAT-WEST LIFE ASSURANCE COMPANY

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF GREAT-WEST LIFECO INC.

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
Co-President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Vice-President,
Finance, Canada

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 17, 2002

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. To the best of our knowledge, information and belief, this prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SCOTIA CAPITAL INC.	BMO NESBITT BURNS INC.
By: (Signed) JOHN L. SHERRINGTON	By: (Signed) THOMAS E. FLYNN

CIBC WORLD MARKETS INC.	MERRILL LYNCH CANADA INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
By: (Signed) DONALD A. FOX	By: (Signed) M. MARIANNE HARRIS	By: (Signed) BARRY NOWOSELSKI	By: (Signed) J. DAVID BEATTIE

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

GREAT-WEST LIFE CAPITAL TRUST™

QUEBECOR MERRILL
CANADA INC
Printed In Canada

ANNEX A – Item 15

UNDERWRITING AGREEMENT

December 17, 2002

Great-West Life Capital Trust
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

03 APR -3 AM 7:21

The Great-West Life Assurance Company
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Dear Sirs/Mesdames:

We understand that Great-West Life Capital Trust (the **"Issuer"**) desires to issue and sell 350,000 Great-West Life Trust Securities – Series A (the **"Securities"**) described in the Final Prospectus (as hereinafter defined and attached hereto as Schedule A), and is prepared to:

(i) create, authorize and issue the Securities; and

(ii) prepare and file, without delay, the Final Prospectus (as hereinafter defined) of the Issuer, The Great-West Life Assurance Company (**"GWL"**) and Great-West Lifeco Inc. (**"Lifeco"**) and all necessary related documents in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces and territories of Canada (collectively, the **"Qualifying Jurisdictions"**) and with the Superintendent of Financial Institutions (Canada) (**"Superintendent"**).

We also understand that:

(i) GWL has taken the initiative in creating, structuring and promoting the Issuer;

(ii) each of GWL and Lifeco will sign a certificate page in the Final Prospectus; and

(iii) each of GWL and Lifeco has agreed to become a party to the agreement resulting from your acceptance hereof (the **"Agreement"**).

In this offer, the term **"Distribution"** means "distribution" or "distribution to the public" as those terms are defined in applicable Securities Laws (as defined herein); the terms **"material change"**, **"material fact"**, **"misrepresentation"** and **"subsidiary"** have the respective meanings given to such terms in the *Securities Act* (Ontario); the term **"Preliminary**

Prospectus" means the preliminary prospectus, including the documents incorporated therein by reference, in the English and French languages, of the Issuer, GWL and Lifeco dated November 29, 2002; and the term **"Final Prospectus"** means the prospectus, including the documents incorporated therein by reference, in the English and French languages, of the Issuer, GWL and Lifeco to be dated on or about December 17, 2002.

The underwriters whose names appear on the signature page of this letter (collectively, the **"Underwriters"**) hereby offer to purchase from the Issuer, upon and subject to the terms and conditions contained herein, and by its acceptance hereof, the Issuer agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined) all, but not less than all, of the Securities at an aggregate purchase price specified in paragraph 8 hereof. The aggregate purchase price for the Securities is referred to herein as the **"Purchase Price"**. For the purposes of this Agreement, "Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time as may be agreed to by the parties hereto and **"Closing Date"** means December 20, 2002 or such other date not later than December 31, 2002 as may otherwise be agreed to by the parties hereto.

In consideration of the Underwriters' agreement to purchase the Securities, and in consideration of the services to be rendered by the Underwriters in connection therewith, including but not limited to acting as financial advisors to the Issuer, GWL and Lifeco, assisting in preparing documentation relating to the Securities, including the Preliminary Prospectus and the Final Prospectus and the documentation establishing the attributes of the Securities, distributing the Securities to the public directly and through other investment dealers and brokers, and performing administrative work in connection with the Distribution of the Securities, the Issuer agrees to pay to Scotia Capital Inc. (on behalf of the Underwriters), at the Closing Time, the fee specified in paragraph 8 hereof (the **"Underwriting Fee"**).

Terms and Conditions

1. **The Offering**. The Securities will be duly and validly created, authorized and issued at the Closing Time and will have attributes and characteristics which conform to the attributes and characteristics contemplated by Schedule A hereto. At the Closing Time: (a) the Special Trust Securities to be issued by the Issuer to GWL as contemplated by the Final Prospectus (the **"Special Trust Securities"**); (b) the $350,000,000 principal amount of 5.995% Senior Debenture of GWL due 2052 to be issued by GWL to the Issuer (the **"Great-West Life Series A Debenture"**); (c) a Senior Debenture due 2052 to be issued by GWL to the Issuer in respect of the credit facility extended to the Issuer by GWL (the **"Funding Debenture"**); (d) 40,000 Non-Cumulative Preferred Shares Series Q of GWL (the **"GWL Preferred Shares Series Q"**) to be issued by GWL to Lifeco; (e) the Non-Cumulative Preferred Shares Series R of GWL (the **"GWL Preference Shares Series R"**) to be issued by GWL to Lifeco; (f) the Non-Cumulative Preferred Shares Series ZZ of GWL (the **"GWL Preferred Shares Series ZZ"**) issuable pursuant to the Holder Exchange Right (as defined in the Final Prospectus); and (g) the Non-Cumulative Preferred Shares Series YY of GWL (the **"GWL Preferred Shares Series YY"**) issuable pursuant to the Automatic Exchange (as defined in the Final Prospectus), will be duly and validly created, authorized and issued (in the case of the Special Trust Securities, the Great-West Life Series A Debenture, the Funding Debenture and the GWL Preferred Shares Series Q) and duly and validly created, authorized and reserved for issuance (in the case of the GWL

Preferred Shares Series YY and the GWL Preferred Shares Series ZZ). At the Closing Time, the common shares of Lifeco (the "**Lifeco Common Shares**") issuable upon the exchange of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ will be duly and validly authorized and reserved for issuance. The documentation establishing the attributes of the Securities, the Special Trust Securities, the Great-West Life Series A Debenture, the Funding Debenture, GWL Preferred Shares Series Q, the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ shall be satisfactory in all material respects to the Underwriters and to their counsel.

2. (a) **Filing of Final Prospectus**. The Issuer, GWL and Lifeco shall have prepared and filed the Final Prospectus (and shall have received an MRRS Decision Document evidencing the receipt of each Qualifying Jurisdiction) and all related documents required to be filed therewith pursuant to National Policy 43-201-Mutual Reliance Review System for Prospectuses and Annual Information Forms (the "**MRRS Policy**") with the appropriate securities regulatory authority of each Qualifying Jurisdiction as soon as possible, but in any event in each Qualifying Jurisdiction no later than 5:00 p.m. (Toronto time) on December 17, 2002, or such later date and time as may be agreed upon in writing between the Issuer, GWL and Lifeco and the Underwriters. The Final Prospectus shall be in form and substance satisfactory to the Underwriters and their counsel.

(b) **Compliance With Securities Laws**. The Issuer, GWL and Lifeco shall fulfil, to the satisfaction of the Underwriters' counsel, all legal requirements to be fulfilled by the Issuer, GWL and Lifeco to enable the Securities to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable securities laws, rules, regulations, instruments, guidelines and policies of each of the Qualifying Jurisdictions (collectively, the "**Securities Laws**"). All legal requirements to enable the Distribution of the Securities shall be fulfilled as soon as possible but in any event in each Qualifying Jurisdiction not later than 5:00 p.m. (Toronto time) on December 17, 2002, or such later date and time as may be agreed upon in writing between the Issuer, GWL and Lifeco and the Underwriters. Such fulfilment shall include, without limiting the generality of the foregoing, compliance with all Securities Laws including, without limitation, compliance with all requirements with respect to the preparation and filing of the English language version of the Final Prospectus in each of the Qualifying Jurisdictions and the French language version of the Final Prospectus in the Province of Quebec.

3. **Selling Restrictions**. The Underwriters will offer the Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Final Prospectus and in this Agreement. Each of the Underwriters by its execution hereof certifies that it is not a person or company in respect of which the Issuer, GWL or Lifeco is a "connected issuer" or a "related issuer" within the respective meanings of those terms in National Instrument 33-105 of the Canadian Securities Administrators ("NI 33-105"). No person or company, other than the Underwriters, shall become a Selling Firm unless: (i) Scotia Capital Inc. has received a representation from the person or company that the person or company is not one in respect of which the Issuer, GWL or Lifeco is a "connected issuer" or a "related issuer" within the respective meanings of those terms in NI 33-105, or (ii) Scotia Capital Inc. and the Issuer have

agreed that the person or company is not one in respect of which the Issuer, GWL or Lifeco is a "related issuer" or a "connected issuer" within the meaning of NI 33-105. The Underwriters will not solicit offers to purchase or sell the Securities in any jurisdiction (other than the Qualifying Jurisdictions) including, without limitation, the United States of America, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. For the purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Securities are qualified for Distribution in each province and territory of Canada upon the issuance of an MRRS Decision Document in respect of the Final Prospectus by the principal regulator under the MRRS Policy, unless notified otherwise in writing by the Issuer, GWL or Lifeco or their counsel. Notwithstanding the foregoing provisions of this paragraph 3, an Underwriter will not be liable to the Issuer, GWL or Lifeco under this paragraph 3 with respect to a default by another Underwriter under this paragraph 3 if the first-mentioned Underwriter is not also in default. The Underwriters shall use their best efforts to complete, and to cause the Selling Firms to complete, the Distribution of the Securities as promptly as possible and Scotia Capital Inc. shall promptly notify the Issuer, GWL and Lifeco in writing of the completion of the Distribution of the Securities by the Selling Firms. After the Closing Date, the Underwriters shall provide the Issuer, GWL and Lifeco with such information as they may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the Distribution of the Securities for the purpose of payment of filing fees.

4. **Preparation of Documents**. The Issuer, GWL and Lifeco shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Final Prospectus and any Prospectus Amendment (as hereinafter defined) and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation.

5. (a) **Material Changes During Distribution**. During the period of Distribution of the Securities, the Issuer, GWL and Lifeco shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Issuer, GWL, Lifeco and their subsidiaries taken as a whole, or GWL;

(ii) any change in any information (other than information relating solely to an Underwriter) contained in the Final Prospectus or in any document incorporated therein by reference which change is, or may be, of such a nature as to render any statement in the Final Prospectus or any document incorporated therein by reference or any amendment thereto (a **"Prospectus Amendment"**) misleading or untrue in any material respect or which would result in a misrepresentation (other than a misrepresentation relating solely to an Underwriter) therein or which would result in the Final Prospectus, any document incorporated therein by reference or Prospectus Amendment not complying in any material respect with the Securities Laws;

(iii) any material fact (other than a material fact relating solely to an Underwriter) which has arisen and would have been required to have been stated in the Final Prospectus had that fact arisen on, or prior to, the date of the Final Prospectus;

(iv) any change in applicable laws materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the business of the Issuer, GWL or Lifeco or the Securities or the distribution thereof under the Final Prospectus; and

(v) any material information in relation to the Issuer, GWL, Lifeco or the Securities which was undisclosed as of the date of this Agreement.

The Issuer, GWL and Lifeco shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under applicable Securities Laws as a result of such fact or change; provided that the Issuer, GWL and Lifeco shall not file any Prospectus Amendment or other document required to be filed under this paragraph 5 without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof. The Issuer, GWL and Lifeco shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there may be reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this paragraph 5.

(b) **Change in Law**. If during the period of Distribution of the Securities, there shall be any actual or proposed change in Securities Laws, applicable insurance legislation, rules, regulations, instruments, guidelines or policies (collectively, the **"Insurance Laws"**) or the *Canada Business Corporations Act* ("**CBCA**") which, in the opinion of counsel to the Underwriters or counsel to the Issuer, GWL and Lifeco, requires the filing of a Prospectus Amendment, the Issuer, GWL and Lifeco shall, to the satisfaction of such counsel, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

6. **Deliveries on Filing of Final Prospectus and Prospectus Amendments**.

The Issuer, GWL and Lifeco shall cause to be delivered to the Underwriters:

(a) on the date hereof, or as soon as possible after the date hereof, copies of the Preliminary Prospectus and Final Prospectus (in each case, in both the English and French language) signed as required by the Securities Laws, including copies of any documents or information incorporated by reference therein which shall be identical in content to the electronic versions filed in the Qualifying Jurisdictions on SEDAR;

(b) forthwith following the filing thereof, copies of any Prospectus Amendment (in each of the English and French language) signed as required by the Securities Laws, including copies of any documents or information incorporated by reference therein and copies of any other documents filed as required by the

Securities Laws which shall be identical in content to the electronic versions filed in the Qualifying Jurisdictions on SEDAR;

(c) promptly following the delivery pursuant to this paragraph 6 to the Underwriters of the Final Prospectus or any Prospectus Amendment, in each case, in the French language:

(i) opinions of Fraser Milner Casgrain LLP and Desjardins Ducharme Stein Monast, Montreal, Quebec, dated the date of such document and acceptable in form and substance to the Underwriters' counsel that, except for: (y) any financial statements, financial information, notes to financial statements or financial information of GWL and Lifeco (collectively, the **"Great-West Financial Information"**); (z) any financial statements, financial information, notes to the financial statements or financial information of the Issuer (collectively, the **"Issuer Financial Information"**) contained in such document and any document incorporated by reference, the document and any document incorporated by reference in the French language is in all material respects a complete and proper translation of the document and any document incorporated by reference in the English language;

(ii) an opinion from the auditors of GWL and Lifeco, Deloitte & Touche LLP, Chartered Accountants (the **"Great-West Auditors"**), dated the date of such document and acceptable in form and substance to the Underwriters' counsel, stating that the Great-West Financial Information contained in such document and any documents incorporated by reference in the French language is in all material respects a complete and proper translation of that part of the Great-West Financial Information contained in such document and any documents incorporated by reference in the English language;

(iii) an opinion from the Issuer's auditors, Deloitte & Touche LLP, Chartered Accountants (the **"Issuer Auditors"**) dated the date of such document and acceptable in form and substance to the Underwriters' counsel, stating that the Issuer Financial Information contained in such document in the French language is in all material respects a complete and proper translation of that part of the Issuer Financial Information contained in such document and any documents incorporated by reference in the English language;

(d) at the time of delivery pursuant to this paragraph 6 to the Underwriters of the Final Prospectus or any Prospectus Amendment, a comfort letter from the Great-West Life Auditors, dated the date of the Final Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to the financial and accounting information relating to GWL and Lifeco contained in the Final Prospectus or Prospectus Amendment, as the case may be, and any documents incorporated therein by reference, which comfort letter shall be in addition to any comfort letters required by and addressed

to securities regulatory authorities and shall be based on a review by such auditors having a cutoff date not more than two business days prior to the date of the comfort letter;

(e) at the time of delivery pursuant to this paragraph 6 to the Underwriters of the Final Prospectus or any Prospectus Amendment, a comfort letter from the Issuer Auditors, dated the date of the Final Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, with respect to the financial and accounting information relating to the Issuer contained in the Final Prospectus or any Prospectus Amendment, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities and shall be based on a review by such auditors having a cutoff date not more than three business days prior to the date of the comfort letter;

(f) forthwith when available, and in any event not later than noon (local time) on December 18, 2002, in such cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Final Prospectus as the Underwriters may reasonably require, such commercial copies to be identical in content to the electronic version of the Final Prospectus filed in the Qualifying Jurisdictions on SEDAR; and

(g) forthwith when available, and in any event not later than noon (local time) on the first day (other than a Saturday, Sunday or statutory holiday in the Province of Ontario) following the filing thereof in the Qualifying Jurisdictions, in such cities as the Underwriters may reasonably request, without charge, such number of commercial copies of any Prospectus Amendment as the Underwriters may reasonably require, such commercial copies to be identical in content and format to the electronic version of the Prospectus Amendment filed in the Qualifying Jurisdictions on SEDAR.

7. **Representations**. The delivery by the Issuer, GWL and Lifeco to the Underwriters of the Final Prospectus, any Prospectus Amendment and the documents referred to in paragraph 6 (a), (b), (f) or (g) hereof shall constitute:

(a) the joint and several representation and warranty to the Underwriters by the Issuer, GWL and Lifeco that, at the time of its filing: (i) each such document complies in all material respects with the requirements of the Securities Laws, the Insurance Laws, the CBCA and that all the information and statements contained therein (except information or statements furnished by and relating solely to the Underwriters), as modified or superceded by information or statements contained in any Prospectus Amendment, are true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Issuer, GWL and Lifeco and their subsidiaries taken as a whole and the Securities as required by the Securities Laws; (ii) no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters) has been omitted therefrom which is

necessary to make the statements contained therein not misleading in light of the circumstances in which they were made; (iii) GWL and Lifeco have made disclosure of all material information as to their affairs and the affairs of their respective subsidiaries, taken as a whole, in accordance with the Securities Laws; and (iv) the Issuer has made disclosure of all material information as to its affairs in accordance with the Securities Laws;

(b) the joint and several representation and warranty by GWL and Lifeco to the Underwriters that, except as has been publicly disclosed, (i) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of GWL and Lifeco and their respective subsidiaries taken as a whole, since the fiscal year ended December 31, 2001; (ii) the accountants who certified the financial statements included in the Final Prospectus are independent public accountants; (iii) the financial statements included or incorporated by reference in the Final Prospectus, together with the related notes, present fairly the financial position of the Issuer, GWL and Lifeco and their respective consolidated subsidiaries at the dates indicated and the statements of operations, shareholders' equity and cash flows of the Issuer, GWL and Lifeco and their respective consolidated subsidiaries for the periods specified, and such financial statements have been prepared in conformity with Canadian generally accepted accounting principles (**"GAAP"**) applied on a consistent basis throughout the periods involved; and (iv) the selected financial data and the summary financial information included in the Final Prospectus has been compiled on a basis consistent with that of the audited financial statements included or incorporated by reference in the Final Prospectus;

(c) the joint and several representation by the Issuer, GWL and Lifeco that (i) each of the Issuer, GWL, Lifeco, London Insurance Group Inc., London Life Insurance Company, Great-West Life & Annuity Insurance Company and GWL&A Financial Inc. (**"GWL&A"**) has been duly organized and is validly existing as a corporation or a trust, as the case may be, in good standing under the laws of incorporation or establishment, as the case may be, and has full power and authority to own, lease and operate its properties and to conduct its business as described in the Final Prospectus and, in the case of GWL and Lifeco, to enter into and perform its obligations under this Agreement; and each Great-West Entity is duly qualified to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not materially adversely affect the business, affairs, operations, assets, liabilities or capital of the Issuer, GWL and Lifeco and their subsidiaries taken as a whole (a **"Material Adverse Effect"**); (ii) none of the Issuer, GWL, Lifeco nor any of their respective subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Issuer,

GWL, Lifeco or any of their subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Issuer, GWL, Lifeco or any subsidiary thereof is subject (collectively, **"Agreements and Instruments"**) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the other Material Contracts (as defined herein) and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Prospectus under the caption "Use of Proceeds") and therein and compliance by the Issuer, GWL and Lifeco with their respective obligations under this Agreement and the other Material Contracts have been duly authorized by all necessary corporate or other action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer, GWL, Lifeco or any subsidiary thereof pursuant to, the Material Contracts or any material indenture, agreement or other instrument to which any of them is a party (except for such conflicts, breaches, defaults, Repayment Event (as defined below), liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Issuer, GWL, Lifeco or any subsidiary thereof or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Issuer, GWL, Lifeco or any subsidiary thereof or any of their assets, properties or operations (except for such violations that would not result in a Material Adverse Effect and except for any required insurance and securities regulatory approvals). As used herein, a **"Repayment Event"** means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Issuer, GWL, Lifeco or any subsidiary thereof; and (iii) each of the Issuer, GWL and Lifeco and their respective subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, **"Governmental Licenses"**) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to do so would not result in a Material Adverse Effect; each of the Issuer, GWL and Lifeco and their respective subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and none of the Issuer, GWL, Lifeco nor any of their respective subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the

aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect;

(d) the joint and several representation and warranty by the Issuer, GWL and Lifeco that the attributes of the Securities, the Special Trust Securities, the Great-West Life Series A Debenture, the Funding Debenture, the GWL Preferred Shares Series Q issued by GWL to Lifeco as described in the Final Prospectus, the GWL Preferred Shares Series R, the GWL Preferred Shares Series YY, the GWL Preferred Shares Series ZZ and the Lifeco Common Shares will conform, in all material respects, with the description thereof contained in the Final Prospectus or Prospectus Amendment, as the case may be;

(e) the consent of the Issuer, GWL and Lifeco to the use by the Underwriters of the documents referred to in paragraphs 6(a) and 6(b) in connection with the Distribution of the Securities in the Qualifying Jurisdictions;

(f) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that the Final Prospectus in the English language and, where required, in the French language will be filed in the Qualifying Jurisdictions and an MRRS Decision Document evidencing final receipts for such filing from the appropriate securities regulatory authority in each Qualifying Jurisdiction will be obtained and all requirements to be fulfilled by the Issuer, GWL and Lifeco, including the filing of all continuous disclosure materials required to be filed by GWL and Lifeco pursuant to Securities Laws to enable the Securities to be offered for sale and sold to the public in each Qualifying Jurisdiction through registrants who have complied with relevant provisions of the Securities Laws, will be fulfilled;

(g) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date each of the agreements listed under the heading "Material Contracts" in the Final Prospectus (collectively, the **"Material Contracts"**) to which the Issuer, GWL or Lifeco is a party has been duly executed and delivered by the Issuer, GWL and/or Lifeco, as the case may be, and constitutes a legal, valid and binding obligation of the Issuer, GWL and/or Lifeco, as the case may be, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity and that the representations and warranties of the Issuer, GWL and Lifeco contained in the Material Contracts are true and correct in all material respects at the time they were made and will be true and correct in all material respects as of the Closing Time, except those representations and warranties which address matters only as of a particular date, which shall be true and correct in all material respects as of that date;

(h) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date the Great-West Life Series A Debenture and the Funding Debenture will be acquired by the Issuer and that the

Issuer will receive good and marketable title thereto free and clear of all encumbrances;

(i) the joint and several representation and warranty by the Issuer, GWL and Lifeco that the Issuer is existing as an open-end trust established under the laws of the Province of Ontario and has all requisite power, authority and capacity to create, authorize, issue and sell the Securities and the Special Trust Securities and to carry out its obligations under the Material Contracts;

(j) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date all actions required to be taken by or on behalf of the Issuer shall have been taken to validly create, authorize and sell the Securities having the attributes contemplated by Schedule A hereto, to validly create, authorize and sell the Special Trust Securities having the attributes described in the Final Prospectus and to duly authorize, execute and deliver the Material Contracts to which it is a party;

(k) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that the Securities and the Special Trust Securities will be duly authorized and created and the Securities will be duly issued to the Underwriters as contemplated by this Agreement;

(l) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date, the Great-West Life Series A Debenture and the Funding Debenture shall be duly authorized, created and sold by GWL to the Issuer and the Great-West Life Series A Debenture and the Funding Debenture shall constitute legal, valid and binding obligations of GWL enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity;

(m) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that the GWL Preferred Shares Series Q, having the attributes described in the Final Prospectus, shall be duly authorized, created and sold by GWL to Lifeco as contemplated by the Final Prospectus;

(n) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date, the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, having the attributes described in the Final Prospectus, shall have been duly authorized and created and reserved for issuance upon the exchange of the Securities;

(o) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date, the (i) Lifeco Common Shares issuable upon exchange of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, and (ii) the GWL Preferred Shares Series R, shall have been duly reserved for issuance; and

(p) the joint and several representation and warranty by the Issuer, GWL and Lifeco to the Underwriters that on the Closing Date the Special Trust Securities shall be duly authorized, created and issued by the Issuer to GWL as contemplated by the Final Prospectus.

8. **Closing.**

(a) **Delivery of Cheques and Certificates.** The purchase and sale of the Securities shall be completed at the Closing Time at the offices of Torys LLP, Suite 3000, 79 Wellington Street West, Toronto Dominion Centre, Toronto, Ontario M5K 1N2, or such other place in Toronto as the Underwriters and the Issuer may agree upon. At the Closing Time, the Issuer shall duly and validly deliver to the Underwriters one certificate in temporary global form representing the Securities against payment by the Underwriters to the Issuer of the Purchase Price therefor in lawful money of Canada ($350,000,000) by certified cheque, bankers' draft payable at par or by wire transfer (to a bank account designated by the Issuer to the Underwriters at least two business days prior to the Closing Time or as otherwise agreed to by the Issuer and the Underwriters) in the City of Toronto, together with a receipt signed by Scotia Capital Inc. for such certificate. The Issuer shall contemporaneously pay to the Underwriters the Underwriting Fee ($3,500,000) payable by certified cheque, bankers' draft payable at par or by wire transfer to Scotia Capital Inc., on behalf of the Underwriters, against the delivery of a receipt therefor signed by Scotia Capital Inc. The Underwriting Fee shall be equal to 1% of the issue price of each Security purchased by the Underwriters.

(b) **Delivery of Certificate to CDS.** The certificate in temporary global form representing the Securities shall be delivered on behalf of the Underwriters to The Canadian Depository for Securities Limited (**"CDS"**), together with a direction to CDS with respect to the crediting of Securities to the accounts of the participants of CDS. The Issuer shall pay all fees and expenses payable to CDS in connection with the preparation, delivery and certifying of the Securities contemplated hereunder.

9. **Closing Conditions**. The Underwriters' obligations under this Agreement shall be subject to the following conditions, for the sole benefit of the Underwriters:

(a) the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance reasonably satisfactory to the Underwriters' counsel, dated the Closing Date, from counsel to the Issuer, GWL and Lifeco, Torys LLP, as to the matters set forth below, provided that such counsel shall be entitled to rely, where such reliance is appropriate, upon the opinions of local counsel as to the laws other than those of Canada and the Province of Ontario and as to matters of fact, on certificates of public officials and officials of the Issuer, GWL, Lifeco, the Trustee and the Exchange Trustee and on opinions of counsel to the Trustee and the Exchange Trustee:

(i) as to the due establishment, organization and existence of the Issuer, and as to the adequacy of the power, capacity and authority of the Issuer to create, offer, sell and deliver the Securities and the Special Trust Securities and to enter into and perform its obligations under the Material Contracts;

(ii) as to the incorporation and existence of each of GWL and Lifeco and as to the adequacy of the corporate power of each of GWL and Lifeco to carry out their respective obligations under the Material Contracts and, in the case of GWL, to create, issue and sell the Great-West Life Series A Debenture and the Funding Debenture, to create and issue the GWL Preferred Shares Series Q and the GWL Preferred Shares Series R, and to create and issue the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ pursuant to the conversion of the GWL Series A Debenture or the Automatic Exchange (as defined in the Final Prospectus), as applicable; and, in the case of Lifeco, to issue the Lifeco Common Shares pursuant to the exercise of the exchange features attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ;

(iii) that the execution and delivery of the Material Contracts by the Issuer, the fulfilment of the terms thereof and the creation, issue, sale and delivery by the Issuer of the Special Trust Securities and the Securities purchased hereunder do not and will not result in a breach of the Declaration of Trust (as defined in the Final Prospectus) governing the Issuer, the Insurance Laws of Canada or Ontario Securities Laws;

(iv) that the execution and delivery of the Material Contracts by GWL, the fulfilment of the terms thereof, the creation, issue, sale and delivery by GWL of the Great-West Life Series A Debenture and the Funding Debenture, the creation, issue, sale and delivery by GWL of the GWL Preferred Shares Series Q, the creation of the GWL Preferred Shares Series R, and the creation, issue and delivery by GWL of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ pursuant to the Automatic Exchange and the Holder Exchange Right, respectively, do not and will not result in a breach (whether after notice or lapse of time, or both) of the Letters Patent or by-laws of GWL, the Insurance Laws of Canada or Ontario Securities Laws;

(v) that the execution and delivery of the Material Contracts by Lifeco, the fulfilment of the terms thereof, the issue and delivery by Lifeco of the Lifeco Common Shares pursuant to the exercise of the exchange features attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ do not and will not result in a breach (whether after notice or lapse of time, or both) of the articles or by-laws of Lifeco, the CBCA, the Insurance Laws of Canada or Ontario Securities Laws;

(vi) that all requisite action has been taken by, or on behalf of, the Issuer to authorize the creation, issue and sale of the Securities and the Special Trust Securities;

(vii) that all requisite corporate action has been taken by, or on behalf of, GWL to authorize the creation, issue and delivery of the GWL Preferred Shares Series Q, the Great-West Life Series A Debenture and the Funding Debenture, the creation of the GWL Preferred Shares Series YY, the GWL Preferred Shares Series ZZ and the GWL Preferred Shares Series R, and to reserve for issuance the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ issuable pursuant to the conversion of the Great-West Life Series A Debenture;

(viii) that all requisite corporate action has been taken by, or on behalf of, Lifeco to reserve for issuance the Lifeco Common Shares issuable pursuant to the exercise of the exchange features attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ;

(ix) that the Declaration of Trust constitutes a legal, valid and binding obligation of the Trustee enforceable against it in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally;

(x) that the Great-West Life Series A Debenture and the Funding Debenture have been duly issued and delivered by GWL to the Issuer and constitute legal, valid and binding obligations of GWL enforceable against it in accordance with their respective terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally;

(xi) that the Material Contracts have been duly authorized, executed and delivered by each of the Issuer, GWL and Lifeco to the extent that each is a party thereto and the Material Contracts constitute legal, valid and binding obligations of the Issuer, GWL and/or Lifeco, as the case may be, enforceable against each such entity that is a party thereto in accordance with their respective terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally; provided such counsel and the Underwriters' counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of paragraphs 10 and 11 of this Agreement;

(xii) that the statements as to matters of the laws of Canada and the provinces thereof set out in the Final Prospectus under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" are

an accurate summary of the application of such laws to the subject matter hereof in all material respects, subject to the limitations and qualifications stated or referred to in the Final Prospectus;

(xiii) that Computershare Trust Company has been duly appointed by the Issuer as the trustee for the holders of the Securities under the Share Exchange Agreement (as defined in the Final Prospectus);

(xiv) that all documents have been filed and all requisite proceedings have been taken and all approvals, permits, consents and authorizations of appropriate regulatory authorities under the Securities Laws have been obtained to qualify the Securities for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers duly and properly registered under the Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration;

(xv) that no prospectus is required nor are any other documents required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained (other than those which, at the Closing Time, have been filed or obtained or those which under Securities Laws are required to be filed within a prescribed period after the Closing Time) under the Securities Laws to permit: (i) the issuance by GWL to the Issuer of the Great-West Life Series A Debenture and the Funding Debenture; (ii) the issuance by the Issuer to GWL of the Special Trust Securities; (iii) the issuance by GWL to Lifeco of GWL Preferred Shares Series Q; (iv) the issuance by GWL of GWL Preferred Shares Series ZZ pursuant to conversion of the Great-West Life Series A Debenture and delivery by the Trust of the GWL Preferred Shares Series ZZ pursuant to the Holder Exchange Right; (v) the issuance by GWL of the GWL Preferred Shares Series YY pursuant to the Automatic Exchange; (vi) the issuance by Lifeco of the Lifeco Common Shares pursuant to the exercise of the exchange features attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ; (vii) the first trade by the holders of Securities of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ deliverable pursuant to the Automatic Exchange and the Holder Exchange Right, respectively, or the Lifeco Common Shares issuable upon the exercise of the exchange features attaching of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ and without resale restrictions in each of the Qualifying Jurisdictions through investment dealers or brokers duly and properly registered under the Securities Laws who have complied with the relevant provisions of such legislation and the terms of such registration, subject to the usual conditions and qualifications including, without limitation, control block restrictions and the filing of resale reports, as applicable;

(xvi) that each of GWL and Lifeco was, at the time of the filing of the Preliminary Prospectus and the Final Prospectus, and any Prospectus

Amendment, eligible to utilize the short form prospectus system provided for by National Instrument 44-101;

(xvii) that all requisite corporate action has been taken by, or on behalf of, each of the Issuer, GWL and Lifeco to approve the contents of and to authorize the certification and filing in each of the Qualifying Jurisdictions of the Preliminary Prospectus and Final Prospectus and, if applicable, any Prospectus Amendment and each such document has been duly certified and filed;

(xviii) the disclosure in the Final Prospectus under the headings: (i) "Description of the Trust Securities", insofar as it purports to be a summary of the attributes of the Securities and Special Trust Securities; (ii) "Description of Share Capital of GWL", insofar as it purports to be a summary of the attributes of the authorized share capital of GWL other than the common shares of GWL; (iii) "Description of the Share Capital of Lifeco", insofar as it purports to be a summary of the attributes of the authorized share capital of Lifeco; and (iv) "Description of the Great-West Life Series A Debenture" insofar as it purports to be a summary of the attributes of the Great-West Life Series A Debenture is, in each case, fair, complete and accurate in all material respects;

(xix) the statements in the Final Prospectus under the headings "Insurance Act Restrictions and Approvals" and "Constraints on Shares Under the Insurance Act", insofar as they purport to be a summary of restrictions on the issue, transfer, acquisition, beneficial ownership, holding and voting of the shares of GWL and insofar as they purport to be a summary of the Canadian governmental regulatory regime applicable to GWL, is fair, complete and accurate in all material respects;

(xx) that the share certificate representing the Lifeco Common Shares complies with the requirements of the CBCA and the share certificates representing the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ comply with the requirements of the *Insurance Companies Act* (Canada) (the "Insurance Act");

(xxi) that no consent, permit, approval or authorization of any Canadian governmental agency including, without limitation, pursuant to the Insurance Laws or the CBCA, is required to enable the Issuer, GWL or Lifeco to complete any of the transactions contemplated by the Final Prospectus or the Material Contracts other than those that have been obtained; and

(xxii) as to such other matters as the Underwriters' may reasonably request relating to the distribution of the Securities;

(b) the Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date from the Underwriters' counsel, McCarthy

Tétrault LLP, with respect to the matters referred to in paragraph 9(a); provided that the Underwriters' counsel shall be entitled to rely on the opinions of local counsel as to matters governed by laws other than the federal laws of Canada and the laws of the Province of Ontario and as to matters of fact on certificates of public officials and officials of the Issuer, GWL and Lifeco, and provided further that the Underwriters' counsel shall be entitled to rely upon the opinion of counsel to the Issuer with respect to the matters in subparagraph 9(a), other than items (xii), (xiv) and (xv) thereof;

(c) the Underwriters and Underwriters' counsel shall have received at the Closing Time a legal opinion of Desjardins Ducharme Stein Monast, Montreal, Quebec, in form and substance reasonably satisfactory to the Underwriter's counsel, regarding compliance with all the laws of the Province of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments) to be delivered to purchasers in the Province of Quebec;

(d) the Underwriters shall have received at the Closing Time certificates dated the Closing Date and signed on behalf of: (i) the Issuer, by the appropriate officer of GWL as administrative agent on behalf of the Issuer; (ii) GWL by its Chief Financial Officer or any other senior officer acceptable to the Underwriters; and (iii) Lifeco by its Chief Financial Officer or any other senior officer acceptable to the Underwriters, in each case, addressed to the Underwriters certifying for and on behalf of the Issuer, GWL or Lifeco, as the case may be, after having made due enquiry, that:

(i) since the later of the date of the Final Prospectus and the date of a Prospectus Amendment, if any, except as publicly disclosed (x) there has been no material change (whether actual, anticipated, contemplated or threatened and whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Issuer, GWL or Lifeco, as the case may be, and (y) no transaction has been entered into by the Issuer or GWL or Lifeco, as the case may be, which is material to it other than as disclosed in or contemplated by the Final Prospectus or any Prospectus Amendment, as the case may be;

(ii) there are no liabilities affecting the Issuer or GWL or Lifeco, as the case may be, which are material to it other than those which have been disclosed in the Final Prospectus or in any Prospectus Amendment or incurred in the ordinary course of business;

(iii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of the Issuer, or any securities of GWL or Lifeco, has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such signer, contemplated or threatened;

(iv) the Issuer, GWL or Lifeco, as the case may be, has duly complied in all material respects with all the terms and conditions of the Material Contracts on its part to be complied with up to the Closing Time;

(v) the representations and warranties of the Issuer, GWL or Lifeco, as the case may be, contained in the Material Contracts are true and correct in all material respects, in each case, as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except those representations and warranties which address matters only as of a particular date, which shall be true and correct as of that date; and

(vi) all information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Final Prospectus and any Prospectus Amendment are, at and as of the Closing Time, true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating: (i) in the case of the certificate of the Issuer, to the Issuer and the Securities; (ii) in the case of the certificate of GWL, to GWL, the Great-West Life Series A Debenture, the GWL Preferred Shares Series Q, the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ; and (iii) in the case of the certificate of Lifeco, to Lifeco and the Lifeco Common Shares and, in the case of each certificate, no material fact has been omitted therefrom which is required to be stated or which is necessary to make any statements or information contained therein not misleading in light of the circumstances in which they were made;

(e) the Underwriters shall have received at the Closing Time an updated comfort letter from the Great-West Auditors, dated the Closing Date and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to GWL and Lifeco contained in the Final Prospectus or Prospectus Amendment, as the case may be, and any documents incorporated therein by reference, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities and shall be based on a review by the auditors having a cutoff date not more than three business days prior to the date of the comfort letter;

(f) the Underwriters shall have received at the Closing Time an updated comfort letter from the Issuer Auditors, dated the Closing Time and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to the Issuer contained in the Final Prospectus or Prospectus Amendment, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities and shall be based on a review by such auditors having a cutoff date not more than two business days prior to the date of the comfort letter;

(g) the Underwriters shall have received at the Closing Time certificates dated the Closing Time, signed by appropriate officers of each of GWL and Lifeco addressed to the Underwriters and their counsel, with respect to the Letters Patent or articles, as applicable, and by-laws of each of GWL and Lifeco, all resolutions of the board of directors of GWL and Lifeco relating to the Material Contracts and with respect to such other matters as the Underwriters may reasonably request;

(h) the Underwriters shall have received at the Closing Time certificates dated the Closing Time, signed by GWL, as administrative agent on behalf of the Issuer, addressed to the Underwriters and their counsel, with respect to the Declaration of Trust, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(i) the Underwriters shall have received on or prior to the Closing Time copies of a certificate of confirmation in relation to GWL from the Superintendent and a certificate of compliance in relation to Lifeco;

(j) the Underwriters shall have received on or prior to the Closing Time a copy of all submissions, written undertakings and legal opinions given to the Superintendent in relation to this matter and a copy of the approval of the Superintendent confirming that the Securities qualify as innovative tier 1 capital of GWL under the Principles Governing Inclusion of Innovative Instruments in Tier 1 Capital issued on August 22, 2001 contained in The Interim Appendix to Guideline A-2 - Capital Adequacy Requirements/Minimum Continuing Capital and Surplus Requirements under the Insurance Act (which confirmation shall also be for the benefit of the Issuer, GWL and Lifeco);

(k) the Underwriters shall have received on or prior to the Closing Time a copy of a confirmation in a form acceptable to the Underwriters that the Securities have received final ratings from Standard & Poor's Corporation of "A+" and from Dominion Bond Rating Service Limited of "A (high) yn" and have not been placed on ratings alert or other comparable downgrade warning by either Standard & Poor's Corporation or Dominion Bond Rating Service Limited;

(l) the Underwriters shall have received on or prior to the Closing Time a copy of executed copies of the Material Contracts, each in a form satisfactory to the Underwriters;

(m) the Underwriters' counsel shall have been satisfied on or prior to the Closing Time that the Special Trust Securities have been validly issued to GWL; and

(n) the Underwriters' counsel shall have been satisfied on or prior to the Closing Time that the Great-West Life Series A Debenture has been validly issued to the Issuer.

10. **Indemnity**. Each of GWL, Lifeco and the Issuer, jointly and severally, shall protect and indemnify the Underwriters and the Underwriters' directors, officers, agents and employees

(collectively, the **"Indemnified Parties"**) from and against all losses (other than losses of profit in connection with the Distribution of the Securities), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

(a) any information or statement (except any information or statement furnished by and relating solely to the Underwriters) contained in the Final Prospectus, any document incorporated therein by reference or any Prospectus Amendment or in any other document or material filed or delivered by or on behalf of GWL, Lifeco or the Issuer pursuant hereto, being or being alleged to be a misrepresentation (as defined in the Securities Laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in the Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in the Final Prospectus, any document incorporated therein by reference or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of the Securities or any of them in any of the Qualifying Jurisdictions; or

(c) the non-compliance or alleged non-compliance by the Issuer, GWL or Lifeco with any of the Securities Laws, the Insurance Act and the CBCA in relation to the distribution of securities of a federally regulated insurance company including the non-compliance by GWL or Lifeco with any statutory requirement to make any document available for inspection.

If any claim contemplated by this paragraph 10 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 10 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Issuer and GWL and Lifeco as soon as possible of the nature of such claim (provided that any failure to so notify shall affect the liability of the Issuer, GWL or Lifeco under this paragraph 10 only to the extent that they are prejudiced by such failure) and the Issuer, GWL and Lifeco shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Issuer, GWL or Lifeco or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld or delayed. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Issuer, GWL or Lifeco fails to assume the

defence of such suit on behalf of the Indemnified Party within ten business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Issuer, GWL or Lifeco and none of them has elected to assume the defence of such suit; or (iii) the named parties to any such suit include both the Indemnified Party and GWL, Lifeco or the Issuer and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to GWL, Lifeco or the Issuer (in which case none of GWL, Lifeco or the Issuer shall have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel (but only one counsel) for the Indemnified Party). It is the intention of the Issuer, GWL and Lifeco to constitute the Underwriters trustees for the Underwriters' directors, officers, agents and employees of the covenants of the Issuer and GWL and Lifeco under this paragraph 10 with respect to the Underwriters' directors, officers, agents and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The right of indemnity will not enure to the Indemnified Parties if the Issuer has complied with sections 6(a) to (c) and the person asserting any claim contemplated by this section was not provided with a copy of the Final Prospectus or Prospectus Amendment, which corrects any untrue or misleading statement or misrepresentation which is the basis of such claim and which was required under applicable Securities Laws to be delivered by the Underwriters to such person.

11. (a) **Contribution**. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 10 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Issuer, GWL and Lifeco (the "Indemnifiers") and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated in paragraph 10 and suffered or incurred by the Indemnifiers and one or any of the Underwriters in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Issuer to the Underwriters bears to the Purchase Price of the Securities and the Indemnifiers are responsible jointly and severally for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion thereof actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or negligence.

(b) **Right of Contribution in Addition to Other Rights**. The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**. In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible as determined in subparagraph 11(a) above; and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Issuer hereunder.

(d) **Notice**. If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Indemnifier notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which it may have to the Underwriters under this paragraph 11 except to the extent that such failure significantly prejudices the proceedings.

(e) **Right of Contribution in Favour of Others**. With respect to this paragraph 11, the Indemnifier acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their directors, officers, employees and agents.

12. **Expenses**. Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and sale of the Securities pursuant to this Agreement and all expenses of or incidental to all other matters in connection with the transactions set out in the Material Contracts shall be borne jointly and severally by the Issuer, GWL and Lifeco including, without limitation, fees and expenses payable in connection with the qualification of the Securities for sale to the public, the fees and expenses of the counsel to the Issuer, GWL and Lifeco, all fees and expenses of local counsel, all advertising expenses, all costs incurred in connection with the preparation, translation, printing and delivery of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment including commercial copies thereof and any related marketing material and all costs and expenses of utilizing the book-entry only system of The Canadian Depository for Securities Limited and all costs of preparing the definitive certificates representing or documents constituting the Securities. The reasonable expenses of the Underwriters shall be borne jointly and severally by the Issuer, GWL and Lifeco, other than the fees and out-of-pocket expenses of Underwriters' counsel, which shall be borne by the Underwriters except that the reasonable fees and out-of-pocket expenses of Underwriters' counsel shall be borne jointly and severally by the Issuer, GWL and Lifeco if the offering of the Securities is not completed other than by reason of a default by the Underwriters.

13. **Termination Rights**. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on such Underwriter's part, such Underwriter's obligations under this Agreement:

(a) if any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced or any order is issued by any federal, provincial or other governmental authority or court pursuant to any statute of Canada or of any Qualifying Jurisdiction, or otherwise, or there is any change of law which, in the opinion of the Underwriters or any of them, acting reasonably, operates to prevent or restrict the trading in the Securities or any securities of GWL or Lifeco or the

Distribution of the Securities or any of them, by giving the Issuer, GWL and Lifeco written notice to that effect at any time prior to the Closing Time;

(b) if there shall occur any material change or change in any material fact or such Underwriter becomes aware of any undisclosed material information all as is contemplated in paragraph 5(a) hereof which results or, in the Underwriter's opinion, acting reasonably, could be reasonably expected to result, in the purchasers of a material amount of Securities exercising their right under the Securities Laws to withdraw from their purchase thereof or could be reasonably be expected to have a significant adverse effect on the market price or value of the Securities or the Underwriter's ability to market the Securities, by giving the Issuer, GWL and Lifeco written notice to that effect at any time prior to the Closing Time; or

(c) if there should develop, occur, come into effect or be announced any occurrence, including any substantial escalation thereof, of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever which, in the Underwriter's reasonable opinion, materially adversely affects or may materially adversely affect the financial markets or the business of the Issuer, GWL or Lifeco on a consolidated basis, by giving the Issuer, GWL and Lifeco written notice to that effect at any time prior to the Closing Time.

The rights of termination contained in this Agreement may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Issuer, GWL or Lifeco in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of such Underwriters to the Issuer, GWL or Lifeco under this Agreement except in respect of any liability which may have arisen or thereafter arise under paragraphs 10, 11 or 12. A notice of termination given by an Underwriter hereunder shall not be binding upon any other Underwriter and the liability of the Issuer, GWL and Lifeco under this Agreement to such Underwriter shall be limited to the obligations of the Issuer, GWL and Lifeco under paragraphs 10, 11 or 12, as applicable.

14. **No Concurrent Offering**. Neither the Issuer, GWL nor Lifeco shall, without the Underwriters' prior written consent: (i) in the case of the Issuer, issue or sell, or in the case of GWL and Lifeco, authorize or permit any subsidiary of GWL or Lifeco to issue or sell any securities of a like nature to the Securities or any securities of Lifeco or GWL or any such subsidiary that are convertible into or exchangeable for such securities, other than the Securities, or agree to do so, or publicly announce any intention to do so, at any time on or prior to the Closing Time and shall not do so at any time after the Closing Time and prior to 30 days after the Closing Time without the Underwriters' prior written consent (such consent not to be unreasonably withheld), unless the issue or sale of such securities is for the purpose of effecting an acquisition of securities or assets and which is not an issuance or sale of securities for cash in a capital raising transaction or (ii) authorize, issue or sell to the public any debentures of the Issuer, GWL or Lifeco or agree to do so, or publicly announce any intention to do so, at any time on or prior to the Closing Time and shall not do so at any time after the Closing Time and prior

to 15 days after the Closing Time without the Underwriters' prior written consent (such consent not to be unreasonably withheld).

15. **Authority of Scotia Capital Inc.** Scotia Capital Inc. is hereby authorized by the other Underwriters to act on their behalf and the Issuer, GWL and Lifeco shall be entitled to and shall act on any communication given or agreement entered into by or on behalf of the Underwriters by Scotia Capital Inc., which hereby represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to paragraphs 10 and 11 (which consent shall be given by the Indemnified Party), a notice of termination pursuant to paragraphs 13 or 17 (which notice may be given by any of the Underwriters) or any amendment to this Agreement (which amendment must be signed by all of the Underwriters). Scotia Capital Inc. shall consult fully with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

16. **Underwriters' Purchase Obligation**. The Underwriters' obligation to purchase the Securities at the Closing Time shall be several and not joint or joint and several and shall be limited to the percentage of Securities set forth opposite the names of the Underwriters, respectively, below:

Scotia Capital Inc.	31%
BMO Nesbitt Burns Inc.	21%
CIBC World Markets Inc.	10%
Merrill Lynch Canada Inc.	10%
RBC Dominion Securities Inc.	10%
TD Securities Inc.	10%
National Bank Financial Inc.	8%

If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of the Securities at the Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a pro-rata basis (or in such other manner as may be mutually agreed among the Underwriters) all, but not less than all, of the Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. Nothing in this paragraph 16 shall oblige the Issuer to sell to any or all of the Underwriters less than all of the aggregate amount of the Securities or shall relieve any of the Underwriters in default hereunder from liability to the Issuer.

17. **Terms and Conditions**. All terms and conditions of this offer shall be construed as conditions, and any breach or failure by the Issuer, GWL or Lifeco to comply with any such terms or conditions shall entitle any Underwriter, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligations hereunder including the obligation to purchase the Securities by giving notice to that effect to the Issuer, GWL and Lifeco prior to the Closing Time. It is understood that any Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any other of such terms and conditions or any other or

subsequent breach or non-compliance, provided that to be binding on such Underwriter any such waiver, or extension must be in writing.

18. **Survival**. The representations, warranties, obligations and agreements of the Issuer, GWL and Lifeco contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Issuer, GWL and Lifeco contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

19. **Notice**. Unless otherwise expressly provided herein, any notice, request, direction, consent, waiver, extension or other communication to be given hereunder shall be in writing and shall be addressed as set out in Schedule "C" hereto. Any such notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by courier service or fax, and shall be deemed to have been received, if given by fax on the date of sending (or, if such date is not a business day, on the next business day following the date of sending) and, if given by courier service, on the next business day following the sending thereof.

20. **Time of the Essence**. Time shall be of the essence of this Agreement.

21. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

22. **Counterparts**. This Agreement may be executed manually or by facsimile in several counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

23. **Quantity and Gender**. Whenever the context of this Agreement requires the masculine gender includes the feminine or neuter and singular number includes the plural and vice-versa.

24. **Currency**. All references to dollar amounts in this Agreement are references to Canadian currency.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing and returning the enclosed copies of this Agreement.

Yours very truly,

SCOTIA CAPITAL INC.

Per: *"John L. Sherrington"*
Name: John L. Sherrington
Title: Vice Chairman

BMO NESBITT BURNS INC.

Per: *"Thomas E. Flynn"*
Name: Thomas E. Flynn
Title: Managing Director

CIBC WORLD MARKETS INC.

Per: *"Donald A. Fox"*
Name: Donald A. Fox
Title: Managing Director

MERRILL LYNCH CANADA INC.

Per: *"M. Marianne Harris"*
Name: M. Marianne Harris
Title: Managing Director

RBC DOMINION SECURITIES INC.

Per: *"Barry Nowoselski"*
Name: Barry Nowoselski
Title: Managing Director

TD SECURITIES INC.

Per: *"J. David Beattie"*
Name: J. David Beattie
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

Per: *"Ian McPherson"*
Name: Ian McPherson
Title: Managing Director

Accepted and agreed to as of the date first written above.

The Great-West Life Assurance Company
in its capacity as administrative agent of
GREAT-WEST LIFE CAPITAL TRUST

Per: *"William W. Lovat"*
Name: William W. Lovatt
Title: Executive Vice-President and
Chief Financial Officer

THE GREAT-WEST LIFE ASSURANCE COMPANY

Per: *"Sheila Wagar"*
Name: Sheila Wagar
Title: Senior Vice-President,
General Counsel and Secretary

GREAT-WEST LIFECO INC.

Per: *"William W. Lovatt"*
Name: William W. Lovatt
Title: Vice-President, Finance, Canada

SCHEDULE "A"

GREAT-WEST LIFE CAPITAL TRUST

GREATs Series A

Final Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to a U.S. Person. Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Great-West Lifeco Inc., 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5 (204) 946-8682.

Initial Public Offering December 17, 2002

PROSPECTUS

GREAT-WEST LIFE CAPITAL TRUST™

(a trust established under the laws of Ontario)

$350,000,000

350,000 Great-West Life Trust Securities — Series A (GREATs™ Series A)

Great-West Life Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by The Canada Trust Company (the "Trustee") pursuant to a declaration of trust dated as of November 29, 2002, (the "Declaration of Trust"). The Trust proposes to issue and sell to investors pursuant to this prospectus (the "Offering") a series of transferable trust units called Great-West Life Trust Securities — Series A, or "GREATs Series A", each of which represents an undivided beneficial ownership interest in the Trust Assets, principally comprised of senior debentures issued by The Great-West Life Assurance Company ("GWL"), including a senior debenture issued in respect of the GREATs Series A by GWL (the "Great-West Life Series A Debenture" and, together with other senior debentures of GWL held by the Trust from time to time, the "Great-West Life Debentures"). The GREATs Series A will constitute the first series of the class of the Great-West Life Trust Securities issued by the Trust (all such series being collectively, "GREATs"). The Trust will also issue trust units called Special Trust Securities (the "Special Trust Securities" and, together with the GREATs Series A, the "Trust Securities") to GWL. See "Description of the Trust Securities". The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction.

The Trust will distribute its Net Distributable Funds on the last day of June and December of each year (each, a "Distribution Date"). Commencing on June 30, 2003, on each Distribution Date that is a Regular Distribution Date, a holder of GREATs Series A will be entitled to receive a non-cumulative fixed cash distribution of $29.975 per GREATs Series A (an "Indicated Yield"), representing an annual yield of 5.995% of the $1,000 initial issue price. The initial Indicated Yield payable on December 31, 2002 in respect of the period from and including December 20, 2002 to, but excluding, December 31, 2002, will be approximately $1.807 per GREATs Series A, based on an anticipated closing date of December 20, 2002 (the "Closing Date"). The Great-West Life Series A Debenture will bear interest at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 for each $1,000 principal amount of the Great-West Life Series A Debenture, on the last day of June and December of each year (each, a "Debenture Interest Payment Date") commencing June 30, 2003. The initial interest payment, payable on December 31, 2002, in respect of the period from the Closing Date to, but excluding, December 31, 2002, will be approximately $1.807. Each Distribution Date will be either a Regular Distribution Date or a Distribution Diversion Date. A Distribution Date will be a Regular Distribution Date if GWL has declared Dividends as described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield". On a Regular Distribution Date, the Trust will pay the indicated yield on all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on the GREATs. A Distribution Date will be a Distribution Diversion Date if GWL has not declared Dividends on the basis described in this prospectus. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A); instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

(Continued on next page)

Price: $1,000 per GREATs Series A

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Trust(2)
Per GREATs Series A	$1,000	$10	$990
Total	$350,000,000	$3,500,000	$346,500,000

Notes:

(1) The Underwriters' fee is $10 for each GREATs Series A sold. The "Per GREATs Series A" and "Total" amounts represent the Underwriters' fee and net proceeds to the Trust based on the expected sales of the GREATs Series A. See "Plan of Distribution".

(2) The Offering expenses of the Trust, other than the Underwriters' fee, are estimated to be $1,500,000, and will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility. See "The Trust — Liquidity".

™ *Trade marks of GWL used under license by the Trust.*

(Continued from cover)

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with the prior approval ("Superintendent Approval") of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), may redeem the GREATs Series A, in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

Upon the occurence, at any time, of a Regulatory Event or a Tax Event (each, a "Special Event"), the Trust, at its option and with Superintendent Approval, may redeem all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".

Holders of GREATs Series A will have the right at any time to exchange all or part of their GREATs Series A for newly issued Non-Cumulative Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series ZZ will be exchangeable, at the option of the holders, into common shares ("Lifeco Common Shares") of Great-West Lifeco Inc. ("Lifeco"), the parent company of GWL. See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

Upon the occurrence of a Loss Absorption Event, all of the then outstanding GREATs Series A will be automatically exchanged, without the consent of the holders, for newly issued Non-Cumulative Preferred Shares Series YY of GWL ("GWL Preferred Shares Series YY"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series YY will be exchangeable, at the option of the holders, into Lifeco Common Shares. See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

An investment in GREATs Series A could be replaced in certain circumstances, without the consent of the holder, by an investment in GWL Preferred Shares Series YY. Investors should therefore carefully consider the disclosure with respect to GWL and Lifeco included and incorporated by reference in this prospectus. An investment in GREATs Series A is subject to certain risks. See "Risk Factors".

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the Toronto Stock Exchange (the "TSX") any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued upon the occurrence of an Automatic Exchange or the exercise of the Holder Exchange Right.

The Trust is a registered investment for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). So long as the Trust is a registered investment under the Tax Act, GREATs Series A will be qualified investments, and will not be foreign property, for Deferred Income Plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the GREATs Series A, subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust, GWL and Lifeco by Torys LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. This prospectus also qualifies for distribution the Holder Exchange Right and the Automatic Exchange (the "Exchange Provisions"), the Subscription Right, the Lifeco Common Share Exchange Right, the GWL Preferred Shares Exchange Right and the Conversion Right.

Subscriptions for the GREATs Series A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be December 20, 2002 or such later date as the Trust and the Underwriters may agree, but in any event not later than December 31, 2002. The GREATs Series A will be issued in "book-entry only" form and, accordingly, physical certificates representing GREATs Series A will not be available except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions and restrictions of the statutes referred to below and, where applicable, the regulations thereunder and, in certain cases, subject to satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, the GREATs Series A to be issued by the Trust, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Pension Benefits Act (Ontario)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (other than by a guarantee fund corporation)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and funds received as deposits and for a savings company)

The Trust is a registered investment for purposes of the Tax Act. In the opinion of such counsel, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (each, a "Deferred Income Plan"). In addition, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will not be foreign property for purposes of Part XI of the Tax Act.

THE GREATs SERIES A, WHILE EXCHANGEABLE FOR GWL EXCHANGE SHARES, WHICH, IN TURN, ARE EXCHANGEABLE UNDER CERTAIN CIRCUMSTANCES FOR LIFECO COMMON SHARES, DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, GWL, LIFECO OR THE CANADA TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES. THE GREATs SERIES A ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE CANADIAN LIFE AND HEALTH COMPENSATION CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WITH RESPECT TO LIFECO AND ITS CONSOLIDATED SUBSIDIARIES (TOGETHER, THE "GREAT-WEST GROUP"), INCLUDING THE FUTURE OPERATIONS, FINANCIAL RESULTS, OBJECTIVES AND STRATEGIES OF THE GREAT-WEST GROUP. THESE STATEMENTS, WHICH APPEAR UNDER THE HEADINGS "GREAT-WEST GROUP" AND "RISK FACTORS", AS WELL AS ELSEWHERE IN THIS PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN), GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "MAY", "WILL", "EXPECT", "INTEND", "ESTIMATE", "ANTICIPATE", "BELIEVE", OR "CONTINUE" OR THE NEGATIVE THEREOF OR SIMILAR VARIATIONS. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM GREAT-WEST GROUP'S EXPECTATIONS INCLUDE, AMONG OTHER THINGS, LEGISLATIVE OR REGULATORY DEVELOPMENTS, COMPETITION, TECHNOLOGICAL CHANGE, GLOBAL CAPITAL MARKET ACTIVITY, INTEREST RATES AND GENERAL ECONOMIC CONDITIONS IN CANADA, UNITED STATES OR INTERNATIONALLY AND OTHER FACTORS DISCUSSED UNDER "RISK FACTORS".

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Lifeco with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. Lifeco's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. Lifeco's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon;
3. Lifeco's Management's Discussion and Analysis on pages 16-53 of Lifeco's Annual Report for the year ended December 31, 2001;
4. Lifeco's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto; and
5. Lifeco's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders held on April 25, 2002, except for the provisions of the circular titled "Executive Compensation — Composition of the Compensation Committees" on pages 11 and 12 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 12 and 13 of the circular and the graph titled "Five Year Total Shareholder Return Comparison" on page 14 of the circular.

The following documents, filed by GWL with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. GWL's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. GWL's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon and the report of the appointed actuary;
3. GWL's Management's Discussion and Analysis on pages 9-31 of GWL's Annual Report for the year ended December 31, 2001;
4. GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto;
5. GWL's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders and policyholders held on April 25, 2002; and
6. GWL's Annual Filing of Reporting Issuer (Form 28) dated May 2002, except for the provisions of the form titled "Executive Compensation — Composition of the Compensation Committee" on pages 7 and 8 of the form and "Executive Compensation — Report on Executive Compensation" on pages 8 and 9 of the form.

Any documents of the types referred to above, including material change reports, but excluding confidential material change reports, filed by Lifeco or GWL with securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required

to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice-President, General Counsel and Secretary of GWL, each at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone: (204) 946-8682. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice-President, General Counsel and Secretary of GWL.

SUMMARY

The following summary information should be read in conjunction with the full text of this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. In this prospectus, "Lifeco" refers to Great-West Lifeco Inc., "Great-West Group" refers to Great-West Lifeco Inc. and its consolidated subsidiaries, and "GWL" refers to The Great-West Life Assurance Company.

THE OFFERING

Issuer:	Great-West Life Capital Trust, an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.
Offering:	350,000 Great-West Life Trust Securities — Series A ("GREATs Series A"), being a series of units of the Trust.
Amount of Offering:	$350,000,000
Price:	$1,000 per GREATs Series A.
Ratings:	The GREATs Series A are rated P-1 on the Canadian scale and A+ on the global scale by Standard & Poor's Corporation ("S&P"), and A(high)yn by Dominion Bond Rating Service Limited ("DBRS"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.
Use of Proceeds:	The proceeds from the Offering of $350,000,000 will be used by the Trust to acquire the Great-West Life Series A Debenture from GWL. GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes. See "Use of Proceeds".
Great-West Life Series A Debenture:	The Great-West Life Series A Debenture will bear interest at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $1.807 per $1,000 principal amount of the Great-West Life Series A Debenture assuming a Closing Date of December 20, 2002. The Great-West Life Series A Debenture will have a maturity date of December 31, 2052. In addition to the Great-West Life Series A Debenture, the Trust may acquire other Eligible Investments. See "Description of the Great-West Life Series A Debenture".
Indicated Yield:	Each GREATs Series A entitles the holder to receive the Indicated Yield of $29.975 on each Regular Distribution Date commencing June 30, 2003, representing an annual yield of 5.995%. The initial Indicated Yield payable on December 31, 2002 will be approximately $1.807 per GREATs Series A, assuming a Closing Date of December 20, 2002. A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on its Non-Cumulative Preferred Shares Series Q (the "GWL Preferred Shares Series Q") or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, in the three-month period immediately prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date (the "Dividend Reference Period") (each such failure being a "Distribution Diversion Event"). The periods commencing on and including the Closing Date to but excluding December 31, 2002 and thereafter from and including each Distribution Date to but excluding the next Distribution Date are referred to as "Distribution Periods". Accordingly, whether or not the Indicated Yield on the

GREATs Series A will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date.

"Public Preferred Shares" means, at any time, preferred shares of GWL which, at that time (i) have been issued to the public (excluding any preferred shares of GWL held beneficially by affiliates of GWL), (ii) are listed on a recognized stock exchange, and (iii) have an aggregate liquidation entitlement of at least $150 million, provided, however, if, at any time, there is more than one class of Public Preferred Shares outstanding, then the most senior class or classes of outstanding Public Preferred Shares shall, for all purposes, be the Public Preferred Shares. GWL currently has outstanding Public Preferred Shares.

On each Regular Distribution Date, the Trust will pay the indicated yield to the holders of all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A) on the Distribution Diversion Date; instead, it will distribute the Net Distributable Funds of the Trust, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Where GWL does not have Public Preferred Shares outstanding, Lifeco will agree under the Share Exchange Agreement not to declare or pay Dividends during a Distribution Period on any of its preferred shares (the "Lifeco Preferred Shares"), if any Lifeco Preferred Shares are outstanding, and on the Lifeco Common Shares (collectively, the "Lifeco Dividend Restricted Shares") unless GWL has declared and paid a dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

"Net Distributable Funds" means, at any time, the amount by which the sum of (i) income and gains derived by the Trust from the Trust Assets, and (ii) amounts received by the Trust from GWL that are designated by GWL as Net Distributable Funds, in each case that have not previously been distributed to holders of GREATs or the holder of the Special Trust Securities, exceeds expenses of the Trust and any required liability for expenses established by the Trust.

"Dividends" means cash dividends declared in the ordinary course by (i) GWL on the GWL Preferred Shares Series Q or on the Public Preferred Shares, if any such shares are outstanding, or (ii) Lifeco on the Lifeco Preferred Shares, if any such shares are outstanding, and on the Lifeco Common Shares.

Voting Rights: The GREATs Series A are non-voting except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Voting Rights".

Trust Redemption Right: On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than

60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the greater of (A) $1,000 per GREATs Series A, together with any Unpaid Indicated Yield to, but excluding, the date of redemption (the "Redemption Date") stated in the notice (the "Redemption Price"), and (B) the GREATs Series A Canada Yield Price (such greater amount being the "Early Redemption Price"), if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Redemption Right"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

"GREATs Series A Canada Yield Price" means a price per GREATs Series A calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus 0.23% determined on the 3rd Business Day immediately preceding the date on which the Trust has given notice of the redemption of the GREATs Series A (whether pursuant to the Trust Redemption Right or the Trust Special Event Redemption Right) or the Business Day immediately preceding the date of the termination of the Trust, as the case may be, plus the Unpaid Indicated Yield. For this purpose, it is assumed that the Indicated Yield will be paid on each Distribution Date to December 31, 2012.

"Government of Canada Yield" means, on any date, the average of the yields determined by any two registered Canadian investment dealers selected by GWL as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on the date of redemption or termination, as the case may be, with a maturity date of December 31, 2012.

"Business Day" means a day on which the Trustee is open for business in Toronto, Ontario other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

"Unpaid Indicated Yield" means, at any time, the sum of the Accumulated Unpaid Indicated Yield and the Current Indicated Yield.

"Accumulated Unpaid Indicated Yield" means, at any time, an amount, if any, per GREATs Series A equal to the Indicated Yield payable by the Trust thereon in respect of all previous Regular Distribution Dates remaining unpaid by the Trust.

"Current Indicated Yield" means, at any time, in respect of the current Distribution Period, an amount per GREATs Series A equal to the Indicated Yield pro-rated for the number of days elapsed from and including the first day of the Distribution Period to but excluding the Redemption Date, provided that there has not been a Distribution Diversion Event with respect to such Distribution Period.

Trust Special Event Redemption Right: Upon the occurrence, at any time, of a Special Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Special Event Redemption Right"). See

	"Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".
Holder Exchange Right:	Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price (the "Surrender Price"), for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ (the "Holder Exchange Right"). GWL will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for exchange so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holder of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose. The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the board of directors of GWL (the "GWL Board of Directors"), equal to $0.48125 per share, representing an annual yield of 3.85%. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right, at any time, to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through The Canadian Depository for Securities Limited or its nominee ("CDS") to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ, and the GREATs Series A surrendered for exchange will be cancelled. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right", "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Capital Reorganizations and Amalgamations", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Description of the Great-West Life Series A Debenture".
GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ Exchange Rights:	On the last day of June and December of each year, commencing on June 30, 2013 (each, an "Exchange Date"), and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Preferred Share Series YY and each GWL Preferred Share Series ZZ (collectively, the "GWL Exchange Shares") will be exchangeable, at the option of the holder, on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange, for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing $25, together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of exchange (the "Cash Exchange Price"), by the greater of $1.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX or, if not then listed on that exchange, on another exchange or market chosen by the board

of directors of Lifeco (the "Lifeco Board of Directors") on which the Lifeco Common Shares are then traded, during the 20 consecutive trading-day period ending on the fourth trading day immediately prior to the date of exchange (the "Common Share Exchange Rate"). See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

Automatic Exchange:

Each GREATs Series A will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders, for 40 GWL Preferred Shares Series YY upon the occurrence of any one of the following events: (i) an application for a winding-up order in respect of GWL pursuant to the *Winding-up and Restructuring Act* (Canada) (the "Winding-Up Act") is filed by the Attorney General of Canada or a winding-up order in respect of GWL pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent advises GWL in writing that the Superintendent has taken control of GWL or its assets pursuant to the *Insurance Companies Act* (Canada) (the "Insurance Act"); (iii) the Superintendent advises GWL in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; (iv) the GWL Board of Directors advises the Superintendent in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; or (v) the Superintendent directs GWL, pursuant to the Insurance Act, to increase its capital or provide additional liquidity and GWL elects to cause the exchange as a consequence of the issuance of such direction or GWL does not comply with such direction to the satisfaction of the Superintendent within the time specified (each, a "Loss Absorption Event"). On the Automatic Exchange, the holders of GREATs Series A immediately prior to the Automatic Exchange will cease to have any claim or entitlement in relation to the Trust Assets.

The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.60625 per share, representing an annual yield of 4.85%.

If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for consideration consisting of 40 GWL Preferred Shares Series YY. GWL and the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. **If the Automatic Exchange were to occur and GWL Preferred Shares Series YY were ultimately issued in exchange for the GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.** See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Risk Factors".

Purchase for Cancellation:

On and after December 31, 2007, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent

Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust:

As long as any GREATs are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event at any time or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs are not entitled to initiate proceedings for the termination of the Trust. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust".

Pursuant to the Share Exchange Agreement, Lifeco and GWL will agree for the benefit of holders of GREATs Series A that, as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval. Holders of GREATs of any series and the holder of the Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of the claims of creditors, if any. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement".

Dividend Stopper Undertaking:

Pursuant to the Share Exchange Agreement, GWL and Lifeco will agree for the benefit of holders of GREATs Series A that, if the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL will not pay Dividends on the "GWL Dividend Restricted Shares", being the Public Preferred Shares, or, if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the 12th month following the Trust's failure to pay the Indicated Yield in full on the GREATs Series A (the "Dividend Payment Resumption Month"), unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of GWL and Lifeco to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking" and "Risk Factors".

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period[1]	Distribution Date	Dividend Payment Resumption Month[2]
September 30, 2002 to December 30, 2002 . .	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003 . .	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Additional Lifeco and GWL Covenants: In addition to the Dividend Stopper Undertaking, Lifeco and GWL will agree for the benefit of the holders of GREATs Series A, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries;

(ii) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust except as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust" and only with Superintendent Approval;

(iii) as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period; and

(iv) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement".

It is in the interest of GWL and Lifeco to ensure, to the extent within their control, and while GWL does not have Public Preferred Shares outstanding, that GWL declares and pays a dividend on the GWL Preferred Shares Series Q so as to avoid triggering the obligation under clause (iii) above.

Book-Entry Only Form: The GREATs Series A will be issued under the book-entry only system operated by CDS and must be purchased or transferred through participants ("Participants") in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the GREATs Series A will not be available except in the limited circumstances described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

THE TRUST

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust's investment objective is to acquire and hold Trust Assets that will generate income for distribution to holders of Trust Securities. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering and the Special Trust Securities, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture financed by funds borrowed by the Trust from GWL under the Credit Facility, the Trust will have approximately $369,086,000 in Trust Assets, $350,000,000 of capital attributable to the GREATs Series A, $2,000,000 of capital attributable to the Special Trust Securities and $20,400,000 of funds borrowed under the Credit Facility, less approximately $5,000,000 of the offering expenses of the Trust for the GREATs Series A.

RISK FACTORS

The purchase of GREATs Series A and the holding of GWL Exchange Shares and Lifeco Common Shares are subject to certain risks and prospective investors should carefully consider the risk factors and other information in this prospectus before purchasing GREATs Series A. See "Risk Factors".

THE TRUST

General

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing the Trust Securities and acquiring the Trust Assets in order to generate income for distribution to holders of Trust Securities.

The principal office of the Trust is located at 255 Dufferin Avenue, London, Ontario, N6A 4K1.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust Securities are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation.

Business of the Trust

The Trust's only undertaking is to invest its assets. The Trust's investment objective is to acquire and hold Trust Assets in order to generate income for distribution to holders of Trust Securities. The initial assets of the Trust will consist primarily of the Great-West Life Series A Debenture, which is to be purchased pursuant to an agreement between the Trust and GWL (the "Debenture Purchase Agreement"). The Trust's assets may also include any securities into which the Great-West Life Series A Debenture is converted, cash, certain amounts receivable from third parties and other Eligible Investments (together with the Great-West Life Series A Debenture, the "Trust Assets"). The Great-West Life Series A Debenture is a senior unsecured obligation of GWL that ranks on a parity with all other unsecured and unsubordinated liabilities of GWL, except for policyholder liabilities and liabilities of certain other claimants which rank in priority to the Great-West Life Series A Debenture, as provided in the Winding-Up Act. The Great-West Life Series A Debenture contains provisions that will permit the conversion of the Great-West Life Series A Debenture, in whole or in part, to reflect the operation of the Holder Exchange Right from time to time.

"Eligible Investments" means the Great-West Life Series A Debenture, the Funding Debenture or any property, including money, securities, amounts receivable from third parties, mortgages, an interest in an Eligible Investment, and any debt obligation, that is a qualified investment under the Tax Act for Deferred Income Plans, except where the qualification of such property contains conditions regarding the annuitant, the beneficiary, the employer or the subscriber under the plan or fund unless the Trust is satisfied that such conditions are satisfied, except that the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act.

Capitalization

As a newly-formed entity, the Trust has no prior operating history. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering, the subscription by GWL for the Special Trust Securities, the borrowing of the funds by the Trust from GWL under the Credit Facility, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture, the Trust will have approximately $369,086,000 in Trust Assets, $350,000,000 of capital attributable to the GREATs Series A, $2,000,000 of capital attributable to the Special Trust Securities and $20,400,000 of funds borrowed under the Credit Facility less approximately $5,000,000 of the Offering expenses of the Trust.

Conflicts of Interest

Due to the nature of the Trust's relationship with Lifeco and GWL and their affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the subscription by the Trust for the Great-West Life Series A Debenture and the Funding Debenture and the Trust's potential acquisition of other Trust Assets from GWL. It will be the Trust's policy that the terms of any financial dealings with GWL or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and GWL and its affiliates may also arise in connection with actions taken by GWL, as holder of the Special Trust Securities. It is intended that any agreements and transactions between the Trust, on the one hand, and Lifeco, GWL and their affiliates, on the other hand, including the Administration Agreement, will be fair to the parties.

Liquidity

The Trust will only borrow funds from GWL or its affiliates pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility"). The Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities, to facilitate the payment by the Trust of the expenses of the Offering and to finance the purchase of a debenture from GWL (the "Funding Debenture").

Administrative Agent

The Trustee will enter into an agreement (as amended from time to time, the "Administration Agreement") with GWL, as "Administrative Agent", pursuant to which the Trustee will delegate to GWL certain of its obligations in relation to the administration of the Trust, including the day-to-day operations of the Trust and such other matters as may be requested from time to time by the Trustee. The Administrative Agent is entitled to receive a reasonable administration fee consistent with market terms and conditions.

The Administration Agreement will continue for an initial term of 10 years and after that will be renewed automatically on an annual basis. The Trustee will have the right to terminate the Administration Agreement at any time on 90 days' prior written notice on the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner.

Exemptions from Certain Continuous Disclosure Requirements

As a result of the Offering, the Trust will become a reporting issuer in each of the provinces and territories of Canada where such concept exists. The Trust intends to apply to the securities regulatory authorities in these provinces and territories (the "Commissions"), as appropriate, for exemptions from certain continuous disclosure requirements prescribed by applicable securities legislation for reporting issuers as well as to qualify to distribute securities using a short form prospectus.

If granted, the exemptions will likely be conditional on holders of GREATs receiving the interim unaudited and annual audited financial statements and annual reports of GWL and Lifeco, and each of GWL and Lifeco continuing to file with the Commissions its interim unaudited and annual audited financial statements, annual filing or management information circular and, where applicable, its annual reports. If these exemptions are granted, the Trust will not be required to file with the Commissions interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial conditions and results of operation of the Trust, an information circular or an annual filing in lieu thereof (collectively, an "annual filing"), an annual information form of the Trust, and, where applicable, an annual report, and holders of GREATs will not receive such financial statements and annual reports of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust.

Exemptive relief is being sought by the Trust based on the foregoing terms and conditions of the GREATs and for the following reasons. The operating activity of the Trust will consist of acquiring and holding Trust Assets for the purpose of generating income for distribution to holders of GREATs and the holder of the Special Trust Securities. Accordingly, the information relating to the financial condition and operations of a reporting issuer that is contained in an annual information form and an annual filing will not, in respect of the Trust, be meaningful to holders of GREATs. The payment of the Indicated Yield on GREATs is dependent on the payment of Dividends by GWL because the Indicated Yield will not be payable if GWL fails to declare Dividends (see "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield"). Furthermore, in certain circumstances, including at a time when GWL's financial condition is deteriorating or proceedings for the winding-up of GWL have been commenced (see "Description of the Trust

Securities — Great-West Life Trust Securities — Series A — Automatic Exchange"), the GREATs will be automatically exchanged for GWL Preferred Shares Series YY. As a result of the foregoing and because GREATs are also exchangeable for GWL Preferred Shares Series ZZ under other circumstances, details of GWL's financial condition (as opposed to that of the Trust) will be of interest to holders of GREATs.

CAPITALIZATION OF THE TRUST

The following table sets out the capitalization of the Trust as at November 29, 2002 and at that date adjusted to reflect the closing of the Offering.

(in thousands of Canadian dollars)	Outstanding as at November 29, 2002 (unaudited)	Outstanding as at November 29, 2002 after giving effect to the Offering
GREATs — Series A	$ —	$350,000
Special Trust Securities	—	2,000
Original Settlement Amount[1]	$ 1	0
Net Offering Expenses[2]	—	$ (3,314)
Trust Capital	$ 1	$348,686

(1) Amount settled on the Trust's formation subsequently applied as part of the subscription price for the Special Trust Securities.

(2) The net offering expenses of the Trust, estimated at $3,314 ($5,000 before an income tax benefit of $1,686), will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility.

This table should be read in conjunction with the financial statements of the Trust appearing elsewhere in this prospectus.

GREAT-WEST GROUP

Corporate Structure

The following chart summarizes Lifeco's corporate structure as at November 25, 2002, including its interests in its material subsidiaries. Unless otherwise indicated, all companies are incorporated under the laws of Canada. The indicated percentages represent holdings of common shares.



Great-West Lifeco Inc.
100%
100% *
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
London Life Insurance Company

* held by Lifeco through wholly-owned subsidiaries

Lifeco

Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated

Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999 and April 26, 2001.

As at November 25, 2002, Lifeco held directly all of the outstanding common shares of GWL, all of the outstanding preferred shares of London Life Insurance Company ("London Life") and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company ("GWL&A"). Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in GWL and GWL&A. However, Lifeco is not restricted to investing in securities of GWL, GWL&A and its other subsidiaries. As at November 25, 2002, Power Financial Corporation controlled, directly or indirectly, approximately 82.89% of the outstanding Lifeco Common Shares representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Lifeco.

From time to time, Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

The head office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

GWL&A

Lifeco's principal United States subsidiary is GWL&A, a company domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states.

In the United States, GWL&A serves its customers through a full range of health care, life and disability insurance, annuities and retirement savings products and services. The operations of GWL&A are managed from Greenwood Village, Colorado.

GWL

GWL was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. It is governed by the Insurance Act and its operations are under the supervision of the Office of the Superintendent.

GWL owns all of the common shares of London Insurance Group Inc. ("LIG"), a company continued under the CBCA. LIG owns all of the common shares of London Life, which is governed by the Insurance Act.

GWL and London Life offer a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance products, to individuals, businesses and other private and public organizations. The operations of GWL and London Life are managed from Winnipeg, Manitoba and London, Ontario.

Recent Developments

Normal Course Issuer Bid

On October 29, 2002, the Lifeco Board of Directors approved a normal course issuer bid to purchase up to 6,000,000 Lifeco Common Shares between December 1, 2002 and November 30, 2003. The normal course issuer bid has been approved by the TSX. Any purchases under the bid will be made through the facilities of the TSX at the prevailing market prices at the time of acquisition.

National Bank of Canada Distribution Arrangement

On November 6, 2002, GWL, Investors Group Inc. ("IG") and London Life entered into a Product Supply and Distribution Agreement with National Bank of Canada. Pursuant to this agreement, National Bank of Canada has agreed to make certain of its products and services available for distribution by GWL, IG and London Life, and GWL, IG and London Life have agreed to market, promote and arrange for the sale and distribution of such products through their respective sales forces.

GWL Preferred Shares Series N Exchange

On November 13, 2002, Lifeco and GWL entered into an agreement pursuant to which Lifeco agreed to exchange 2,911,955 Non-Cumulative Preferred Shares, Series N of GWL (the "GWL Preferred Shares Series N") then owned by it for 15,318 newly issued GWL Common Shares. The transaction was completed on November 22, 2002, and the GWL Preferred Shares Series N have been cancelled.

Consolidated Capitalization of Lifeco

The following table sets forth the consolidated capitalization of Lifeco at September 30, 2002 and the adjusted consolidated capitalization of Lifeco at September 30, 2002 after giving effect to the Offering.

			As at September 30, 2002	
(in millions of Canadian dollars)			**Actual**	**As Adjusted**
			(unaudited)	
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2031, unsecured			200	200
7.25% Subordinated capital income securities due June 30, 2048			278	278
Total Debentures and Subordinated Debt			678	678
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ 350
Minority and Other Interests				
Participating policyholders equity	GWL		328	328
	London Life		902	902
	GWL&A		235	235
			1,465	1,465
LIG Preferred Shares	Series D	note 1	125	125
LIG Preferred Shares	Series E	note 1	125	125
GWL Preferred Shares	Series L		52	52
GWL Preferred Shares	Series O		157	157
			459	459
Minority Interests in Capital Stock and Surplus			2	2
Total Minority and Other Interests			$1,926	$1,926
Capital Stock and Surplus				
Lifeco Preferred Shares	Series B	note 2	100	100
Lifeco Preferred Shares	Series C		100	100
Lifeco Preferred Shares	Series D		200	200
Lifeco Preferred Shares	Series 1, Class A		130	130
			$ 530	$ 530
Common Shares			1,552	1,552
Shareholders retained earnings			2,633	2,633
Total shareholders equity			$4,715	$4,715
Total Policyholder and Shareholder Equity			$6,641	$6,641
Total Capitalization			$7,319	$7,669

Notes:

1. The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.
2. The Lifeco Preferred Shares, Series B, are to be redeemed on December 31, 2002.

Consolidated Capitalization of GWL

The following table sets forth the consolidated capitalization of GWL at September 30, 2002 and the adjusted consolidated capitalization of GWL at September 30, 2002 after giving effect to the Offering.

(in millions of Canadian dollars)			At September 30, 2002 Actual	At September 30, 2002 As Adjusted
			(unaudited)	(unaudited)
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2036, unsecured			200	200
Subordinated note due September 30, 2010, non interest bearing		note 1	63	63
Total Debentures and Subordinated Debt			463	463
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ 350
Minority Shareholder Interests				
London Life Preferred Shares	Series C		200	200
LIG Preferred Shares	Series D	note 2	125	125
LIG Preferred Shares	Series E	note 2	125	125
			450	450
Minority Interest in Capital Stock and Surplus			2	2
Total Minority Shareholder Interest			452	452
Policyholder and Shareholder Equity				
Participating policyholders equity			$1,230	$1,230
GWL Preferred Shares	Series L		52	52
	Series N	note 3	73	—
	Series O		157	157
Total GWL Preferred Shares			$ 282	$ 209
Common Shares		note 3	720	793
Shareholder Surplus			1,260	1,260
Total shareholders equity			$2,262	$2,262
Total Policyholder and Shareholder Equity			$3,492	$3,492
Total Capitalization			$4,407	$4,757

Notes:

(1) The Subordinated note is to be repaid on December 31, 2002.

(2) The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.

(3) On November 22, 2002, the GWL Preferred Shares Series N, held by Lifeco, were exchanged by Lifeco for 15,318 GWL Common Shares.

Minimum Continuing Capital and Surplus Requirements

The Insurance Act requires GWL to maintain adequate capital and adequate and appropriate forms of liquidity in relation to their operations. In furtherance of this requirement, the Superintendent has established the Minimum Continuing Capital and Surplus Requirements ("MCCSR").

The following table sets forth the MCCSR ratios of GWL as at the dates indicated.

	December 31 2001	2000	1999	1998	1997
MCCSR Ratio	199%	196%	210%	196%	185%

The MCCSR ratio of GWL as at September 30, 2002, on a pro forma basis, would have been 203%, after giving effect to an issue of GREATs Series A in the amount of $350 million, being the maximum amount of GREATs that GWL may raise as Tier 1 capital under the MCCSR, the redemption of the $125 million LIG Class 1 Preferred Shares, Series D 7.25%, the redemption of the $125 million LIG Class 1 Preferred Shares, Series E 7.20%, the repayment of a $62.5 million non-interest bearing subordinated note held by Lifeco, and the payment by GWL of a $117.2 million common share dividend to Lifeco. See "Documents Incorporated by Reference", specifically GWL's audited consolidated comparative financial statements as at and for the year ended December 31, 2001 and GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month period ended September 30, 2002.

DESCRIPTION OF THE TRUST SECURITIES

Great-West Life Trust Securities — Series A

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GREATs Series A. This summary is qualified in its entirety by the provisions of the Declaration of Trust. For information concerning GWL Exchange Shares into which, in certain circumstances, the GREATs Series A are exchangeable, see "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and for information with respect to the Great-West Life Series A Debenture, see "Description of the Great-West Life Series A Debenture".

Indicated Yield

Holders of GREATs Series A will be entitled to receive the Indicated Yield, being a cash amount of $29.975 per GREATs Series A representing an annual yield of 5.995%, in respect of each Distribution Period on the Distribution Date immediately following that Distribution Period unless a Distribution Diversion Event has occurred. The initial Indicated Yield, payable on December 31, 2002 will be approximately $1.807 per GREATs Series A, assuming a Closing Date of December 20, 2002.

A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on the GWL Preferred Shares Series Q or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, during the Dividend Reference Period. Accordingly, whether or not the Indicated Yield on the GREATs Series A will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of the GREATs Series A and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield on the GREATs Series A. If GWL does not declare a Dividend during the relevant Dividend Reference Period, a Distribution Diversion Event will occur.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the Indicated Yield on the GREATs Series A on the Distribution Diversion Date; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

If the Net Distributable Funds of the Trust are insufficient to enable the Trust to pay the Indicated Yield on all outstanding GREATs Series A on a Regular Distribution Date, the Trust will, nevertheless, pay such portion of the Indicated Yield as may then be paid with the Net Distributable Funds and the amount of the Indicated Yield remaining unpaid then will form part of the Accumulated Unpaid Indicated Yield until it is paid. The Trust may pay the Accumulated Unpaid Indicated Yield to the holders of the GREATs Series A at any time; however, the Trust will not be obligated, and holders of GREATs Series A will not have any right to cause the Trust, to pay such amount until the occurrence of an event giving rise to the obligation of the Trust to pay the Early Redemption Price or the Redemption Price, as the case may be. See " — Rights on Termination of the Trust".

Voting Rights

The GREATs are non-voting except in the limited circumstances set out in the Declaration of Trust involving changes to the terms and conditions of the GREATs. The Declaration of Trust provides that those terms and conditions may be changed if authorized by the holders of GREATs by way of an Extraordinary Resolution. The holder of the Special Trust Securities must approve any such change and, in addition, any such change that would affect the status of the GREATs as capital of GWL is subject to Superintendent Approval. The term "Extraordinary Resolution" means, in effect, a resolution passed by the holders of GREATs representing not less than 66⅔% of the GREATs represented and voted at a meeting of holders of GREATs, or a resolution in writing signed by the holders of GREATs representing not less than 66⅔% of the outstanding GREATs. The quorum at any such meeting will be two or more holders of GREATs present in person or represented by proxy and owning or representing not less than 25% of the aggregate number of GREATs then outstanding, provided that if a quorum is not present and the meeting is adjourned, at the meeting following such adjournment those holders present in person or represented by proxy will constitute a quorum even though they may represent less than 25% of the aggregate number of GREATs then outstanding. Notwithstanding the foregoing, the Trustee may, without the consent of holders of GREATs, execute instruments supplemental to the Declaration of Trust and any other relevant instruments for certain limited purposes, including curing ambiguities or defects, and making any modification that, in the opinion of the Trustee, would not be prejudicial to the interests of holders of GREATs and making such changes as may be required to conform with applicable regulatory requirements from time to time.

Trust Redemption Right

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

Any partial redemption will be carried out by lot or in some other equitable manner.

Trust Special Event Redemption Right

Upon the occurrence, at any time, of a Regulatory Event or a Tax Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time, all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

"Regulatory Event" means (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) the receipt by the Trust or GWL of a notice or advice from the Superintendent that the GREATs Series A no longer qualify as eligible Tier 1 capital under the Superintendent's interpretation of the MCCSR.

"Tax Event" means the receipt by GWL or the Trust of an opinion of independent counsel of recognized standing experienced in such matters (who may be counsel to GWL or the Trust) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, of Canada or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of an intention to adopt such procedures or regulations) by any legislative body, court, governmental authority or agency or regulatory body having appropriate jurisdiction (collectively, "Administrative Action") or (iii) any amendment to, clarification of, or change in, the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental authority or agency or regulatory body, irrespective of the manner in which such amendment, clarification,

change, interpretation or pronouncement is made known, which amendment, clarification or change is effective or such interpretation or pronouncement is announced on or after the date of issue of the GREATs Series A, there is more than an insubstantial risk that (A) the treatment of any of GWL's or the Trust's items of income or expense (including the treatment by GWL or the Trust of interest on the Great-West Life Series A Debenture or of distributions made on the GREATs Series A or the Special Trust Securities) or the treatment of the Great-West Life Series A Debenture or other property of the Trust, in each case as reflected in tax returns filed (or to be filed), will be challenged by a taxing authority, and that such challenge could subject GWL or the Trust to more than a *de minimis* amount of additional taxes, duties or other governmental charges or civil liabilities or (B) GWL or the Trust is, or will be, subject to more than a *de minimis* amount of taxes, duties or other governmental charges or civil liabilities.

Holder Exchange Right

Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price, for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ. The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for surrender to the Trust so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holders of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose.

The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.48125 per share, representing an annual yield of 3.85%. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right at any time to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ and the GREATs Series A surrendered for exchange will be cancelled.

As long as the GREATs Series A are held in the CDS book-entry only system, beneficial owners of GREATs Series A may exercise the Holder Exchange Right by providing instructions to the Participants through whom they hold GREATs Series A. In turn, such Participants will communicate those exchange instructions to the Trustee through CDS. Participants may be required to include a declaration on behalf of any beneficial holder of GREATs Series A purporting to exercise the Holder Exchange Right for the purpose of establishing whether any such beneficial holder would as a result of the exercise of the Holder Exchange Right be an Ineligible Person. Where GREATs Series A are not held in the CDS book-entry only system, the Holder Exchange Right may be effected by the registered holder of GREATs Series A depositing with the Trustee, within the time periods referred to above, certificates representing the GREATs Series A with a duly completed exchange panel in the form contemplated by the Declaration of Trust.

Pursuant to the Share Exchange Agreement, GWL will agree to issue, and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

"Significant Shareholder" means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of GWL or Lifeco, as applicable, in excess of 10% of the total number of outstanding shares of that class.

Upon the exercise of the Holder Exchange Right, the Trust reserves the right not to deliver GWL Preferred Shares Series ZZ to any person whose address is in, or whom the Trust or GWL has reason to believe is a resident of, any jurisdiction outside Canada (an "Ineligible Person"), to the extent that such delivery would require the Trust or GWL to take any action to comply with securities, insurance or analogous laws of such jurisdiction. In such circumstances, the Trustee will hold all GWL Preferred Shares Series ZZ that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Trustee will attempt to sell such GWL Preferred Shares Series ZZ (to parties other than GWL and its affiliates) on behalf of such Ineligible Persons. Such sales, if any, will be made as soon as the Trustee determines it to be practicable and at such market price or prices as the Trustee may obtain. None of GWL, Lifeco or the Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series ZZ on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Trustee from the sale of any GWL Preferred Shares Series ZZ will be divided among the Ineligible Persons in proportion to the number of GWL Preferred Shares Series ZZ that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the customary practice and procedures of CDS ("CDS Procedures") or otherwise.

Automatic Exchange

Each GREATs Series A will be exchanged automatically, without the consent of the holder, for 40 GWL Preferred Shares Series YY upon the occurrence of a Loss Absorption Event. The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $0.60625 per share, representing an annual yield of 4.85%. The Automatic Exchange will be deemed to occur as of 8:00 a.m. (Eastern time) on the date that a Loss Absorption Event occurs. The Automatic Exchange will be effected pursuant to the terms of the Share Exchange Agreement and the Declaration of Trust. As of the time of the exchange, each holder of GREATs Series A shall be deemed to have exchanged and transferred to GWL all of such holder's right, title and interest in and to its GREATs Series A and shall cease to be a holder thereof and all rights of such holder's right as a securityholder of the Trust will cease and such person shall therefrom be deemed to be and shall be for all purposes a holder of GWL Preferred Shares Series YY. Upon an Automatic Exchange and the deemed exchange of the GREATs Series A by their holders, the Exchange Trustee will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. GWL will mail notice of the occurrence of the Loss Absorption Event to the Trustee within 10 days of such event. If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for 40 GWL Preferred Shares Series YY. The Trust will have the right, pursuant to the Subscription Right, to have GWL issue to the Trust a sufficient number of GWL Preferred Shares Series YY for that purpose.

Upon an Automatic Exchange, GWL reserves the right not to deliver GWL Preferred Shares Series YY to Ineligible Persons or to any person who would as a result of the Automatic Exchange become a Significant Shareholder of GWL. In such circumstances, the Exchange Trustee will hold all GWL Preferred Shares Series YY that would otherwise be issued to Ineligible Persons or Significant Shareholders, as their agent, and the Exchange Trustee will attempt to sell such GWL Preferred Shares Series YY (to parties other than GWL and its affiliates) on their behalf. Such sales, if any, will be made as soon as the Exchange Trustee determines it to be practicable and at such market price or prices as the Exchange Trustee may obtain. None of GWL, Lifeco or the Exchange Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series YY on behalf of any such Ineligible Persons or Significant Shareholders or at any particular price on any particular day. The net proceeds received by the Exchange Trustee from the sale of any GWL Preferred Shares Series YY will be divided among the Ineligible Persons and the Significant Shareholders in proportion to the number of GWL Preferred Shares Series YY that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Exchange Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and the Significant Shareholders in accordance with CDS Procedures or otherwise. The procedures to be followed in respect of the disposition of

GWL Preferred Shares Series YY on behalf of Ineligible Persons will be as set forth under "— Holder Exchange Right".

If an Automatic Exchange were to occur and GWL Preferred Shares Series YY are issued in exchange for GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.

Non-Resident Ownership Restrictions

Non-residents of Canada within the meaning of the Tax Act may not own in the aggregate more than 50% of the GREATs outstanding at any time. The Trust will not accept any subscription for GREATs from any person, issue any GREATs to any person or register or otherwise recognize a transfer of any GREATs to any person if, after giving effect thereto, more than 50% of the outstanding GREATs would be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell GREATs in order to remedy any contravention of this restriction.

Extinguishment of Rights of Holders

As of the time of exchange, each holder of GREATs Series A surrendered for exchange will cease to be a holder thereof and all rights of such holder as a securityholder of the Trust will cease. Such holder after that time will be deemed to be for all purposes and will be for all purposes a holder of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as the case may be (unless payment in the form of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ is not made). The GREATs Series A surrendered for exchange pursuant to the Holder Exchange Right will be cancelled.

Purchase for Cancellation

On and after December 31, 2007, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust

As long as any GREATs Series A are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event at any time or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs Series A are not entitled to initiate proceedings for the termination of the Trust.

Holders of GREATs and holders of Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of claims of creditors, if any. The entitlement of the holder of each GREATs Series A on a termination of the Trust will be determined by multiplying the Early Redemption Price (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the Redemption Price (in all other cases), in either case, by a fraction, the numerator of which is the value of the Trust Assets to be distributed to holders of Trust Securities and the denominator of which is an amount equal to the sum of (i) the aggregate Early Redemption Prices of all GREATs Series A then outstanding (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the aggregate Redemption Prices of all GREATs Series A then outstanding (in all other cases), (ii) the aggregate Redemption Prices or Early Redemption Prices, as applicable, of all GREATs then outstanding and not provided for under (i) above, and (iii) an amount equal to the aggregate subscription price for all Special Trust Securities then outstanding (such fraction being the "Termination Distribution Ratio"). Should additional series of GREATs be issued, then the Termination Distribution Ratio will be calculated to reflect the issuance of such additional GREATs and to recognize that all outstanding series of GREATs will rank

pari passu. The entitlement of GWL, as the holder of the Special Trust Securities, will be determined by multiplying GWL's subscription price for all Special Trust Securities then outstanding by the Termination Distribution Ratio.

So long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. See "Description of the Trust Securities — Great-West Life Trust Securities — Share Exchange Agreement."

Dividend Stopper Undertaking

If the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL and Lifeco have agreed for the benefit of holders of GREATs Series A that (i) GWL will not pay Dividends on the GWL Dividend Restricted Shares or (ii) if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the Dividend Payment Resumption Month, unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of Lifeco and GWL to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking.

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period[1]	Distribution Date	Dividend Payment Resumption Month[2]
September 30, 2002 to December 30, 2002 .	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003 .	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Share Exchange Agreement

On closing of the Offering, the Trust, Lifeco, GWL and the Exchange Trustee, as trustee for the holders of the GREATs Series A and holders of the GWL Exchange Shares, will enter into the Share Exchange Agreement providing for, among other things:

(a) the Dividend Stopper Undertaking;

(b) the grant by GWL to the Exchange Trustee, for the benefit of the holders of GREATs Series A, of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange and the grant by the Exchange Trustee on behalf of the holders of GREATs Series A to GWL of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange;

(c) the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series ZZ in order to enable the Trust to satisfy its obligations under the Holder Exchange Right where the Trust cannot otherwise satisfy such obligations pursuant to its rights under the Great-West Life Series A Debenture, and the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series YY in order to enable the Trust to redeem GREATs Series A that have not been exchanged for GWL Preferred Shares Series YY pursuant to the Automatic Exchange on a Loss Absorption Event (such rights being collectively referred to as the "Subscription Right");

(d) the grant by Lifeco to GWL of the right to subscribe for Lifeco Common Shares to exchange for outstanding GWL Exchange Shares (the "GWL Preferred Shares Exchange Right"); and

(e) the purchase by Lifeco, or as arranged by Lifeco, for nominal consideration, of a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

In addition, pursuant to the provisions of the GWL Preferred Shares Series ZZ and the GWL Preferred Shares Series YY, holders of such shares will have the right to exchange their shares into Lifeco Common Shares (the "Lifeco Common Share Exchange Right") subject to certain restrictions.

The issuance of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ and Lifeco Common Shares pursuant to these rights is subject to, where necessary, obtaining of an exemption under applicable securities legislation in certain of the provinces and territories of Canada and, in the case of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, Superintendent Approval. Applications for Superintendent Approval and these exemptions have been made by GWL. Lifeco and GWL will take all necessary corporate action before the Closing Date to enable them to comply with their obligations in respect of these rights.

The Share Exchange Agreement will also provide that, as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

Lifeco and GWL will also agree in the Share Exchange Agreement to take or refrain from taking certain actions so as to ensure that holders of GREATs Series A will receive the benefit of the Exchange Provisions, including obtaining the requisite approval of holders of the GREATs Series A to any amendment to the provisions of the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ (other than any amendments relating to GWL Preferred Shares as a class).

The Share Exchange Agreement will also provide that:

(a) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries;

(b) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval; and

(c) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the Declaration of Trust and the Share Exchange Agreement will provide that holders of GREATs Series A will be entitled to receive, pursuant to the Exchange Provisions, after the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the number of GWL Exchange Shares or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable that such holder would have received had its GREATs Series A been exchanged, pursuant to the Exchange Provisions, for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. Similarly, the terms and conditions of the Great-West Life Series A Debenture will provide that the holder of the

Great-West Life Series A Debenture will be entitled to receive, after the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, the number of GWL Preferred Shares Series ZZ or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, that such holder would have received had the Great-West Life Series A Debenture been converted into GWL Preferred Shares Series ZZ immediately prior to the record date of the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ. The entitlement of the Trust under the Subscription Right will be similarly adjusted.

Additional Securities of the Trust

The Trust may issue, at any time and from time to time, additional Special Trust Securities of any series or GREATs of another series without the authorization of holders of GREATs Series A. If the Trust issues additional series of GREATs, the rights, privileges, restrictions and conditions attached to those additional series may vary materially from those of the GREATs Series A. In such event, the rights of the holders of GREATs Series A to receive the Indicated Yield from the Net Distributable Funds of the Trust on any Regular Distribution Date and the right of the holders of GREATs Series A to receive property of the Trust on termination of the Trust may rank *pari passu* with the rights of the holders of GREATs of one or more other series in addition to the GREATs Series A.

Trust Assets

Initially, the principal asset of the Trust will be the Great-West Life Series A Debenture, which will mature on December 31, 2052. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments acquired from GWL. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act. Each of the Trust, GWL and Lifeco have agreed, subject to Superintendent Approval, to enter into agreements by which the assets in which the Trust may invest after December 31, 2052 will be held by the Trust for the purpose of meeting its obligations to the holders of the GREATs Series A.

Book-Entry Only Form

Except as otherwise provided below, the GREATs Series A will be issued in "book-entry only" form and must be purchased or transferred through Participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the Closing Date, the Trust will arrange for a global certificate representing the GREATs Series A to be delivered to, and registered in the name of, CDS. Except as described below, no holder of GREATs Series A will be entitled to a certificate or other instrument from the Trust or CDS evidencing that holder's ownership thereof, and no holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such holder. Each holder of GREATs Series A will receive a customer confirmation of purchase from the registered dealer from which the GREATs Series A are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the GREATs Series A. If (i) the book-entry only system ceases to exist, (ii) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the GREATs Series A and the Trust is unable to locate a qualified successor, or (iii) the Trust at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the GREATs Series A from the book-entry only system, then physical certificates representing the GREATs Series A will be issued to holders thereof or their nominees.

None of Lifeco, GWL, the Trustee, the Exchange Trustee or the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the GREATs Series A held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the GREATs Series A, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons, other than Participants having an interest in the GREATs Series A, must look solely to Participants, for payments or deliveries made by or on behalf of the Trust, GWL or Lifeco to CDS in respect of the GREATs Series A.

Transfers

Transfers of ownership of GREATs Series A will be effected only through records maintained by CDS for such GREATs Series A with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of GREATs Series A who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the GREATs Series A, may do so only through Participants. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to such holder's interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risk Factors Associated with the GREATs Series A — Liquidity of and Dealings in GREATs Series A".

Payments and Deliveries

The Trust will make, or cause to be made, payments of the Indicated Yield in respect of GREATs Series A to CDS as the registered holder of the GREATs Series A and the Trust understands that the payments will be forwarded by CDS to Participants in accordance with CDS Procedures. Deliveries of GWL Preferred Shares Series ZZ in respect of the exercise of the Holder Exchange Right or deliveries of GWL Preferred Shares Series YY upon an Automatic Exchange will be made by or on behalf of the Trust and GWL, as applicable, to CDS as the registered holder of the GREATs Series A and the Trust and GWL, as applicable, understand that such shares will be forwarded by CDS to Participants in accordance with CDS Procedures. As long as CDS is the registered owner of the GREATs Series A, CDS will be considered the sole owner of the GREATs Series A for the purposes of receiving payments on the GREATs Series A, including payment of the Indicated Yield and the Early Redemption Price or Redemption Price on a redemption of the GREATs Series A by the Trust, or the delivery of GWL Exchange Shares upon the exercise or operation of the Exchange Provisions. As long as the GREATs Series A are held in the CDS book-entry only system, the responsibility and liability of the Trustee, GWL and/or Lifeco in respect of the GREATs Series A is limited to making payment of any amount due on the GREATs Series A and/or making delivery of GWL Exchange Shares in respect thereof to CDS or its nominee, as registered holder of GREATs Series A.

Special Trust Securities

Voting Rights

The Declaration of Trust provides that the Special Trust Securities are voting. The Holder of Special Trust Securities is entitled to vote in respect of, among other things (i) the termination of the Trust, as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust", (ii) the removal and replacement of the Trustee and (iii) the removal and replacement of the Administrative Agent.

Distributions

On any Regular Distribution Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs (including the GREATs Series A). On a Distribution Date that is a Distribution Diversion Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust and payment of the indicated yield will not be made on any GREATs (including the GREATs Series A). On a

Debenture Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Great-West Life Series A Debenture will be paid to the Trust which will then distribute such amount to the holder of the Special Trust Securities as the Net Distributable Funds.

Redemption

The Trust may redeem part of the Special Trust Securities at any time but will not redeem all unless there are no GREATs outstanding. Any such redemption will require Superintendent Approval.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, the holder of the Special Trust Securities will be entitled to participate, *pari passu* with the holders of the GREATs, in the distribution of the remaining property of the Trust. On a termination of the Trust, the holder of the Special Trust Securities will be entitled to receive an amount equal to the subscription price of the Special Trust Securities then outstanding multiplied by the Termination Distribution Ratio.

DESCRIPTION OF SHARE CAPITAL OF GWL

General

The authorized capital of GWL consists of an unlimited number of common shares (the "GWL Common Shares") and an unlimited number of preferred shares, issuable in series (the "GWL Preferred Shares"). Lifeco owns all of the outstanding GWL Common Shares. At November 25, 2002, of the GWL Preferred Shares, there were issued and outstanding 2,093,032 Non-Cumulative Preferred Shares, Series L (the "GWL Preferred Shares Series L") and 6,278,671 Non-Cumulative Preferred Shares, Series O (the "GWL Preferred Shares Series O"). As described below, in certain circumstances the GWL Preferred Shares Series L and the GWL Preferred Shares Series O are convertible into, respectively, Non-Cumulative Preferred Shares, Series M (the "GWL Preferred Shares Series M") and Non-Cumulative Preferred Shares, Series P (the "GWL Preferred Shares Series P"). Although authorized, at the present time, no GWL Preferred Shares Series M or GWL Preferred Shares Series P are issued and outstanding.

GWL Preferred Shares

The GWL Preferred Shares may be issued in one or more series at such price and with such rights, privileges, restrictions and conditions as the GWL Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares and the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series L, GWL Preferred Shares Series M, GWL Preferred Shares Series O, GWL Preferred Shares Series P. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares and each series thereof.

Certain Provisions of the GWL Preferred Shares

Priority

The GWL Preferred Shares of each series shall, with respect to the payment of dividends, rank in priority to the GWL Common Shares and any other shares ranking junior to the GWL Preferred Shares. In the event of the liquidation, dissolution or winding-up of GWL, whether voluntary or involuntary, or any other distribution of the assets of GWL among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of all claims arising under policies issued by GWL and of the claims of all creditors of GWL and of holders of shares of GWL ranking prior to the GWL Preferred Shares, the holders of GWL Preferred Shares of each series shall be entitled to receive an aggregate amount equal to the amount paid up thereon plus such premium, if any, as has been provided for with respect to the GWL Preferred Shares of such series plus, in the case of a series of GWL Preferred Shares having cumulative dividends, all accrued and unpaid cumulative dividends on such shares (which, for such purpose, shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends were paid to the date of

distribution) or, in the case of a series of GWL Preferred Shares having non-cumulative dividends, any declared and unpaid dividends thereon, before any amount shall be paid or any assets of GWL distributed to holders of the GWL Common Shares or of shares of any other class of GWL ranking junior to the GWL Preferred Shares. After payment to the holders of the GWL Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of GWL. The GWL Preferred Shares of each series may be given such other preferences over the GWL Common Shares or any other shares of GWL ranking junior to the GWL Preferred Shares as the GWL Board of Directors may determine.

Voting Rights

The holders of GWL Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of GWL or of its shareholders, except as may be specifically provided in the provisions attaching to the GWL Preferred Shares.

Approval by Holders of GWL Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the GWL Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the GWL Preferred Shares as a class, to create a class of shares ranking prior to or *pari passu* with the GWL Preferred Shares with respect to the payment of dividends or the distribution of assets or to issue any additional GWL Preferred Shares or any shares ranking prior to or *pari passu* with the GWL Preferred Shares unless, at the date of such issuance, all cumulative dividends up to and including the last completed period for which such cumulative dividends shall be payable shall have been declared and paid in respect of each series of cumulative GWL Preferred Shares then issued and outstanding and any declared non-cumulative dividends shall have been paid in respect of each series of non-cumulative GWL Preferred Shares then issued and outstanding. The approval of all deletions from or additions to or variations of the provisions of the GWL Preferred Shares as a class, to the creation of a class of shares ranking prior to or *pari passu* with GWL Preferred Shares or to the issuance of additional GWL Preferred Shares or any shares ranking in priority thereto or *pari passu* therewith and any other approval required to be given by the holders of the GWL Preferred Shares as a class may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding GWL Preferred Shares or by a resolution passed by at least two-thirds of the votes cast at a meeting of the holders of GWL Preferred Shares duly called for that purpose and held upon at least 15 days' notice at which the holders of a majority of the outstanding GWL Preferred Shares are present or represented by duly qualified proxy. If at any such meeting, the holders of a majority of the outstanding GWL Preferred Shares are not present or represented by duly qualified proxy within one-half hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairperson of the meeting and not less than seven days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting, the holders of GWL Preferred Shares present or represented by duly qualified proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of GWL Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting, the appointment of proxies therefore and the conduct thereof shall be those from time to time prescribed by the Insurance Act and the by-laws of GWL with respect to meetings of GWL, *mutatis mutandis*. On every poll taken at a meeting or adjourned meeting of holders of GWL Preferred Shares, every holder of GWL Preferred Shares shall be entitled to one vote in respect of each GWL Preferred Shares held by the holder. All variations to the provisions of the GWL Preferred Shares as a class are also subject to the Insurance Act and Superintendent Approval.

Certain Provisions of the GWL Preferred Shares Series L

The GWL Preferred Shares Series L rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly until October 31, 2007 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 75% of Prime and 4.50% per annum. GWL has

the right to redeem the GWL Preferred Shares Series L on October 31, 2007 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series L are convertible at the option of the holder into GWL Preferred Shares Series M on a share-for-share basis on October 31, 2007 and on every fifth anniversary thereof, except in certain circumstances.

"Prime" means, for any quarterly dividend period, the arithmetic average of the Prime Rates quoted by two reference banks selected by GWL in effect during each day during the three month period which ends on the last day of the calendar month immediately preceding the applicable dividend payment date in respect of which the determination is being made, and "Prime Rate" is the reference rate as quoted by those two banks for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada.

Certain Provisions of the GWL Preferred Shares Series M

The GWL Preferred Shares Series M have terms substantially similar to those of the GWL Preferred Shares Series L, except with respect to dividends. The GWL Preferred Shares Series M have a fixed non-cumulative dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 80% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series M on October 31, 2012 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series M have the right to convert such shares into GWL Preferred Shares Series L on a share-for-share basis on October 31, 2012 and on every fifth anniversary thereof, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series O

The GWL Preferred Shares Series O rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.55% per annum, payable quarterly until October 31, 2010 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 80% of Prime and 4.75% per annum. GWL has the right to redeem the GWL Preferred Shares Series O on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series O are convertible at the option of the holder into GWL Preferred Shares Series P on a share-for-share basis on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series P

The GWL Preferred Shares Series P have terms substantially similar to those of the GWL Preferred Shares Series O, except with respect to dividends. The GWL Preferred Shares Series P have a fixed non-cumulative quarterly dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 85% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series P on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series P have the right to convert such shares into GWL Preferred Shares Series O on a share-for-share basis on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

GWL Preferred Shares Series YY and ZZ

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. For information concerning Lifeco Common Shares into which the GWL Exchange Shares are exchangeable, see "Description of Share Capital of Lifeco — Lifeco Common Shares".

Dividends

Holders of GWL Preferred Shares Series ZZ will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.48125 per share (representing an annual yield of 3.85%), payable on the last day of June and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). Holders of GWL Preferred Shares Series YY will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.60625 per share (representing an annual yield of 4.85%), payable on each Dividend Payment Date. If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Exchange Shares on or before the Dividend Payment Date for a particular semi-annual period, the rights of the holders of GWL Exchange Shares to receive such dividends, or any part thereof, for such semi-annual period will be extinguished.

Redemption

The GWL Exchange Shares will not be redeemable prior to December 31, 2007. On and after that date, but subject to the provisions of the Insurance Act and Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Exchange Shares, without the consent of the holders, by either:

(a) the payment of $25 together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of the redemption (the "Cash Redemption Price"); or

(b) subject to the approval of any applicable regulatory authority, including any applicable stock exchange, the delivery of that number of fully-paid and freely tradeable Lifeco Common Shares listed on a recognized stock exchange in Canada for each such GWL Exchange Share so redeemed determined by dividing the Cash Redemption Price by the Common Share Exchange Rate.

Fractional Lifeco Common Shares will not be issued on any redemption of GWL Exchange Shares, but instead, Lifeco or any affiliate of Lifeco will make cash payments equal to the balance of the Cash Redemption Price not otherwise satisfied by the delivery of Lifeco Common Shares.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, respectively, are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine. See also "Exchange of GWL Exchange Shares at the Option of the Holder".

On a redemption of GWL Exchange Shares for Lifeco Common Shares, GWL reserves the right not to deliver Lifeco Common Shares to any Ineligible Person or a person who, as a result, would become a Significant Shareholder of Lifeco.

Exchange of GWL Exchange Shares at the Option of the Holder

Holders of GWL Exchange Shares will be entitled to exchange their GWL Exchange Shares with Lifeco or any affiliate of Lifeco for Lifeco Common Shares in the following manner:

On any Exchange Date, and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Exchange Share will be exchangeable, at the option of the holder on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange (which notice will be irrevocable), for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing the Cash Exchange Price by the Common Share Exchange Rate. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Exchange Shares but, instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

If a Loss Absorption Event has occurred and is continuing, on and after June 30, 2013, the right of holders of GWL Exchange Shares to submit notice to Lifeco of their intention to exchange such shares into Lifeco Common Shares will be suspended until the Loss Absorption Event is no longer continuing and exchange notices may thereafter only be submitted in respect of Exchange Dates occurring after the cessation of the Loss Absorption Event, in accordance with the timing provisions referred to above. All notices of exchange delivered prior to the occurrence of the Loss Absorption Event in respect of any Exchange Date falling after such occurrence will be null and void. GWL will issue press releases notifying holders of GWL Exchange Shares as to the occurrence and cessation of any event giving rise to a suspension of the exchange right attached to GWL Exchange Shares. Any holder of GWL Exchange Shares that has submitted an exchange notice rendered null and void by the foregoing events will be required to submit a further exchange notice in order to subsequently exchange its shares.

The terms of the GWL Preferred Shares Series ZZ provide that a holder of GREATs Series A exercising the Holder Exchange Right with an effective Exchange Date on or after June 30, 2013, who wishes to immediately exchange GWL Exchange Shares to be so received into Lifeco Common Shares may do so, provided that a Loss Absorption Event has not occurred and is not then continuing, by completing the exchange instructions contained in the exchange panel of the GREATs Series A. In such circumstances, the exchange instructions so completed will be deemed to constitute a valid exchange notice pursuant to the terms of GWL Preferred Shares Series ZZ with the result that, upon the first Exchange Date on or after issuance and delivery of the GWL Preferred Shares Series ZZ pursuant to the Holder Exchange Right, such shares will be immediately exchanged into Lifeco Common Shares provided that a Loss Absorption Event has not occurred and is not then continuing. Accordingly, in that case, on the first Exchange Date on or after the effective date of exercise of the Holder Exchange Right, the holder will receive Lifeco Common Shares if so elected. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Preferred Shares Series ZZ, but instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

GWL, subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", as applicable, by prior written notice given not later than 40 days before the date fixed for exchange to all holders who have given an exchange notice may either (i) redeem for cash on the Business Day after the date fixed for exchange all but not less than all of the GWL Exchange Shares forming the subject matter of the applicable exchange notice or (ii) cause the holder of such GWL Exchange Shares to sell on the Business Day after the date fixed for exchange such GWL Exchange Shares to another purchaser or purchasers, if a purchaser or purchasers willing to purchase all but not less than all of such GWL Exchange Shares is or are found. Any such redemption or purchase will be made by the payment of an amount in cash equal to the Cash Redemption Price. In such event, GWL Exchange Shares to be so redeemed or purchased will not be exchanged on the date set forth in the exchange notice.

Upon exercise by a holder of its right to exchange GWL Exchange Shares for Lifeco Common Shares, Lifeco reserves the right not to issue Lifeco Common Shares to any Ineligible Person.

Presentation for Exchange, Redemption or Sale

An exchange, redemption or sale by a holder of GWL Exchange Shares will be effected by the holder transferring its GWL Exchange Shares to be exchanged, redeemed or sold, as the case may be, to the account of GWL, Lifeco or a designated affiliate of Lifeco in CDS (or, if GWL Exchange Shares are not then issued in book-entry only form, by depositing with the transfer agent for the GWL Exchange Shares, at one of its principal offices, certificates representing such GWL Exchange Shares).

Purchase for Cancellation

On and after December 31, 2007, but subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may at any time purchase for cancellation any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Exchange Shares will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Exchange Shares. The holders of GWL Exchange Shares will not be entitled to share in any further distribution of the property or assets of GWL.

Restrictions on Dividends and Retirement of Shares

So long as any GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ are outstanding, GWL will not at any time, without the approval of the holders of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, given as specified below:

(a) declare any dividend on the GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (other than stock dividends payable in the form of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ);

(b) redeem, purchase or otherwise retire any GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively);

(c) redeem, purchase or otherwise retire less than all the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of GWL, redeem, purchase or otherwise retire any other shares ranking on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively;

unless, in each case, all dividends on the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to the immediately preceding respective date or dates for payment and in respect of which the right of the holders thereof have not been extinguished, have been declared and paid or set aside for payment.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Exchange Shares.

In particular, GWL may issue and Lifeco may purchase or arrange for the purchase of additional GWL Preferred Shares to ensure that, on any vote of holders of GWL Preferred Shares, no person other than Lifeco will hold sufficient GWL Preferred Shares to determine the outcome of any vote. Pursuant to the Share Exchange Agreement, GWL will agree to issue and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right or otherwise, no person other than Lifeco will be a Significant Shareholder in the GWL Preferred Shares.

Amendments to GWL Exchange Shares

GWL will not, without the approval of the holders of GWL Exchange Shares and any holders of GREATs Series A then outstanding given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Exchange Shares. In addition to this approval, GWL will not without, but may from time to time with, Superintendent Approval, make any such deletion or variation which might affect the

classification afforded the GWL Exchange Shares from time to time for capital adequacy requirements pursuant to the Insurance Act or the MCCSR.

GWL Preferred Shares Series YY Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series YY at which at least 25% of the outstanding GWL Preferred Shares Series YY is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series YY (other than any amendments relating to the GWL Exchange Shares as a class) without Superintendent Approval and the prior approval of the holders of 66⅔% of the GREATs Series A.

GWL Preferred Shares Series ZZ Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series ZZ may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series ZZ at which at least 25% of the outstanding GWL Preferred Shares Series ZZ is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series ZZ (other than any amendments relating to the GWL Exchange Shares as a class) without Superintendent Approval and the prior approval of the holders of 66⅔% of the GREATs Series A.

Voting Rights

Subject to applicable law, the holders of GWL Exchange Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of GWL unless and until the first time at which the GWL Board of Directors has not declared the whole dividend on any of the GWL Exchange Shares in any semi-annual period. In that event, the holders of the GWL Exchange Shares will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to elect at least one director at such meeting and, for that purpose, will have at least one vote for each GWL Exchange Share held. The voting rights of the holders of the GWL Exchange Shares will cease upon payment by GWL of the first dividend on the GWL Exchange Shares to which the holders are entitled after the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the GWL Exchange Shares have again become extinguished, such voting rights will become effective again and so on from time to time.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of Lifeco, the Share Exchange Agreement will provide that holders of GWL Exchange Shares will be entitled to receive, pursuant to the Lifeco Common Share Exchange Right, after the capital reorganization, merger or amalgamation, the number of Lifeco Common Shares or consideration of Lifeco or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had its GWL Exchange Shares been exchanged, pursuant to the Lifeco Common Share Exchange Right, for Lifeco Common Shares immediately prior to the record date of the capital reorganization, merger or amalgamation.

Book-Entry Only Form

Unless GWL elects otherwise, the GWL Exchange Shares will be issued in "book-entry only" form, and may be purchased, held and transferred in substantially the same manner as the GREATs Series A. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

Listing of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ

Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the TSX any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued on the occurrence of an Automatic Exchange or exercise of the Holder Exchange Right, respectively.

GWL Preferred Shares Series Q

The following is a summary of the rights and privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series Q. Prior to the closing of the Offering, there will be 40,000 GWL Preferred Shares Series Q outstanding, at an issue price of $25 each. All of the GWL Preferred Shares Series Q will be held by Lifeco.

Dividends

Holders of GWL Preferred Shares Series Q are entitled to receive quarterly non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.3125 per share, payable on the last day of March, June, September and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Preferred Shares Series Q on or before the Dividend Payment Date for a particular quarterly period, the rights of the holders of GWL Preferred Shares Series Q to receive such dividends, or any part thereof, for such quarterly period will be extinguished.

Redemption

The GWL Preferred Shares Series Q are not redeemable until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Preferred Shares Series Q, without the consent of the holders, by the payment in cash of $25 for each GWL Preferred Shares Series Q to be redeemed, together with any declared and unpaid dividends to the date of redemption.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series Q are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine.

Purchase for Cancellation

The GWL Preferred Shares Series Q may not be purchased by GWL until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may at any time purchase for cancellation any GWL Preferred Shares Series Q in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Preferred Shares Series Q will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Preferred Shares Series Q. The holders of GWL Preferred Shares Series Q will not be entitled to share in any further distribution of the property or assets of GWL.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Preferred Shares Series Q.

Amendments to GWL Preferred Shares Series Q

GWL will not, without the approval of the holders of GWL Preferred Shares Series Q given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q.

GWL Preferred Shares Series Q Shareholder Approval

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series Q at which at least 25% of the outstanding GWL Preferred Shares Series Q is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply.

Voting Rights

The holders of GWL Preferred Shares Series Q will not be entitled to receive notice of and to attend and vote at any meeting of the shareholders of GWL except for meetings at which only holders of another specified class or series of shares of GWL are entitled to vote separately as a class or series.

DESCRIPTION OF SHARE CAPITAL OF LIFECO

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Lifeco Common Shares. At November 25, 2002, there were issued and outstanding 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series B ("Lifeco Series B First Preferred Shares"), 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series C ("Lifeco Series C First Preferred Shares"), 8,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 5,192,242 Lifeco Class A Preferred Shares designated as Non-Cumulative Class A Preferred Shares, Series 1 ("Lifeco Class A Preferred Shares, Series 1") and 366,364,412 Lifeco Common Shares.

Lifeco Common Shares

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up.

Lifeco Class A Preferred Shares

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares, Series 1. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Class A Preferred Shares as a class and the Lifeco Class A Preferred Shares, Series 1.

Certain Provisions of the Lifeco Class A Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Lifeco Class A Preferred Shares or Lifeco First Preferred Shares are not paid in full, the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares of all series participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and, in respect of any repayment of capital, if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims, the claims of the holders of the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares with respect to the repayment of capital will be paid first and any assets remaining thereafter will be applied toward the payment of claims in respect of dividends.

Voting Rights

The holders of Lifeco Class A Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

Approval by Holders of Lifeco Class A Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Class A Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Class A Preferred Shares as a class. The approval of all deletions from or additions to or variations of the provisions of the Lifeco Class A Preferred Shares as a class and any other approval required to be given by the holders of the Lifeco Class A Preferred Shares as a class may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Class A Preferred Shares duly called for the purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting, the appointment of proxies therefor and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders, except that if at any meeting of holders of Lifeco Class A Preferred Shares the required quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting must be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting. Not less than 10 days' written notice must be given of such adjourned meeting. At such adjourned meeting, the holders of Lifeco Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at such adjourned meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting will constitute the approval of the holders of the Lifeco Class A Preferred Shares. On every poll taken at a meeting or adjourned meeting of holders of Lifeco Class A Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Lifeco Class A Preferred Shares, each holder of Lifeco Class A Preferred Shares entitled to vote at such meeting will have one vote in respect of each Lifeco Class A Preferred Share held.

Certain Provisions of the Lifeco Class A Preferred Shares, Series 1

The Lifeco Class A Preferred Shares, Series 1 rank equally with all other Lifeco Class A Preferred Shares and have a fixed non-cumulative dividend of 5.00% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Class A First Preferred Shares, Series 1 on or after October 31, 2004 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of Lifeco on or after October 31, 2004 into that number of Lifeco Common Shares determined by

dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after October 31, 2004 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Class A Preferred Shares, Series 1 the option to convert their Lifeco Class A Preferred Shares, Series 1 into such further series of preferred shares on a share-for-share basis. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of the holder on and after January 31, 2005 into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Class A Preferred Shares, Series 1, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco First Preferred Shares

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco First Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Series B First Preferred Shares, Lifeco Series C First Preferred Shares and Lifeco Series D First Preferred Shares. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco First Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. On such a distribution, the rights of the holders of the Lifeco First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco First Preferred Shares.

Approval by Holders of Lifeco First Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco First Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco First Preferred Shares as a class and any other approval required to be given by the holders of Lifeco First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco First Preferred Shares duly called for that purpose. On any vote held in respect of such a

resolution, holders of Lifeco First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the Insurance Act requires that insurance companies, including GWL, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The Insurance Act provides that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

The Public Voting Requirement applicable to GWL has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the earlier of the date that: (i) GWL satisfies the Public Voting Requirement in some other manner; (ii) GWL is not required to satisfy the Public Voting Requirement; or (iii) the Lifeco Board of Directors determines that it is no longer in the best interests of Lifeco to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the Lifeco First Preferred Shares, the Lifeco Board of Directors may, in certain circumstances, require any holder of Lifeco First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Lifeco Series B First Preferred Shares

The Lifeco Series B First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.45% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series B First Preferred Shares on or after December 31, 2002 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Series B First Preferred Shares are convertible at the option of Lifeco on or after December 31, 2002 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series B First Preferred Shares the option to convert their Lifeco Series B First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series B First Preferred Shares are convertible at the option of the holder on and after June 30, 2003 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series B First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

On November 15, 2002, Lifeco gave notice in accordance with the terms and conditions of the Series B First Preferred Shares to effect their redemption as of December 31, 2002.

Certain Provisions of the Lifeco Series C First Preferred Shares

The Lifeco Series C First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.75% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series C First Preferred Shares on or after September 30, 2002 in whole or in part for $26.00 cash per share if the redemption date is on or after September 30, 2002 and on or before September 29, 2003, $25.50 per share if the redemption date is on or after September 30, 2003 and on or before September 29, 2004, and $25.00 per share if the redemption date is on or after September 30, 2004, in each case plus declared and unpaid dividends. The Lifeco Series C First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2004 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series C First Preferred Shares the option to convert their Lifeco Series C First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series C First Preferred Shares are convertible at the option of the holder on and after March 31, 2005 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series C First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Certain Provisions of the Lifeco Series D First Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 months commencing March 31, 2009, $25.25 per share if redeemed during the 12 months commencing March 31, 2010, and $25.00 per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the

option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Second Preferred Shares as a class. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Second Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco Second Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. On such a distribution, the rights of the holders of the Lifeco Second Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco Second Preferred Shares.

Approval of Holders of Lifeco Second Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Second Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Second Preferred Shares as a class.

Voting Rights

The holders of Lifeco Second Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco Second Preferred Shares as a class and any other approval required to be given by the holders of Lifeco Second Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Second Preferred Shares duly called for that purpose. On any vote held in

respect of such a resolution, holders of Lifeco Second Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Price Range and Trading Volume of Lifeco Common Shares

The following table sets forth the market price range and trading volume of Lifeco Common Shares on the TSX for the calendar periods indicated.

	The Toronto Stock Exchange		
	Price Range		Volume (000s)
	High	Low	
2000			
1st Quarter	$23.35	$16.75	11,289
2nd Quarter	26.00	18.10	7,220
3rd Quarter	31.90	25.25	8,470
4th Quarter	42.00	28.15	7,796
2001			
1st Quarter	40.04	33.25	6,963
2nd Quarter	38.75	32.65	8,265
3rd Quarter	35.75	30.95	9,391
4th Quarter	34.90	32.00	8,603
2002			
1st Quarter	36.20	33.20	8,683
2nd Quarter	39.80	35.00	9,009
3rd Quarter	39.00	33.70	9,534
October	37.00	32.49	6,312
November	38.60	34.45	1,816
December (1 - 16)	38.40	36.25	1,338

On December 16, 2002, the closing price was $36.60 per Lifeco Common Share on the TSX.

Dividend Record

Lifeco paid a quarterly dividend of $0.17 per Lifeco Common Share in the fourth quarter of 2000, paid a quarterly dividend of $0.185 per Lifeco Common Share in the first quarter and second quarter of 2001, paid a quarterly dividend of $0.205 per Lifeco Common Share in the third quarter and fourth quarter of 2001, paid a quarterly dividend of $0.225 per Lifeco Common Share in the first quarter and second quarter of 2002, paid a quarterly dividend of $0.2475 per Lifeco Common Share in the third quarter of 2002 and declared a quarterly dividend of $0.2475 per Lifeco Common Share in the fourth quarter of 2002 that is payable on December 31, 2002.

The declaration and payment of dividends are at the sole discretion of the Lifeco Board of Directors and will be dependent on Lifeco's earnings, financial condition, capital requirements and other considerations. Accordingly, the Lifeco Board of Directors may maintain, increase or reduce these dividends in the future. In certain circumstances, Lifeco may not declare dividends on the Lifeco Common Shares. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking".

As a holding company, Lifeco's ability to meet its cash requirements and pay dividends on the Lifeco Common Shares will depend in a large part on the receipt of dividends and other payments from its subsidiaries. The payment of dividends to Lifeco by certain of its subsidiaries is subject to restrictions, and in certain cases approvals, under insurance laws.

DESCRIPTION OF THE GREAT-WEST LIFE SERIES A DEBENTURE

The following is a summary of the terms and conditions attaching to the Great-West Life Series A Debenture. This summary is qualified in its entirety by the terms of the Great-West Life Series A Debenture.

Interest

Interest on the Great-West Life Series A Debenture will be payable at a fixed annual rate of 5.995%, payable in equal semi-annual instalments in arrears of $29.975 per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date, commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $1.807 per $1,000 principal amount of the Great-West Life Series A Debenture, assuming a Closing Date of December 20, 2002. Interest on the Great-West Life Series A Debenture will be payable to the Trust on every Debenture Interest Payment Date regardless of whether that date is a Regular Distribution Date or a Distribution Diversion Date.

Redemption at the Option of GWL

On December 31, 2007 and on any Debenture Interest Payment Date thereafter, the Great-West Life Series A Debenture will be redeemable at the option of GWL in whole or in part without the consent of the holder with Superintendent Approval and upon not less than 30 nor more than 60 days' prior written notice by GWL for an amount in cash equal to (i) a cash amount per $1,000 principal amount of the Great-West Life Series A Debenture equal to the greater of (A) an amount equal to $1,000 plus any accrued and unpaid interest thereon to, but excluding, the date of redemption per $1,000 principal amount of the Great-West Life Series A Debenture (the "Debenture Redemption Price") and (B) the Debenture Canada Yield Price (such greater amount being the "Early Debenture Redemption Price"), if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, in whole or in part, the Trust will be required to redeem a corresponding amount of GREATs Series A. It is the intention of the Trust to use the proceeds of redemption received in respect of the Great-West Life Series A Debenture to make payment to the holders of GREATs Series A to be redeemed, as required.

"Debenture Canada Yield Price" means a price per $1,000 principal amount of the Great-West Life Series A Debenture calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus 0.23% determined on the 3rd Business Day immediately preceding the date on which GWL has given notice of the redemption of the Great-West Life Series A Debenture (including as a result of the occurrence of a Special Event) plus accrued and unpaid interest thereon to the date of redemption.

Conversion at Option of the Holder

Each $1,000 principal amount of the Great-West Life Series A Debenture will be convertible at any time at the option of the holder into 40 GWL Preferred Shares Series ZZ. The Trust will exercise its right to convert the Great-West Life Series A Debenture in circumstances in which holders of GREATs Series A exercise the Holder Exchange Right to acquire GWL Preferred Shares Series ZZ, so as to enable the Trust to fulfil its obligations under the Holder Exchange Right. Upon any such conversion of the Great-West Life Series A Debenture, the GWL Preferred Shares Series ZZ so acquired by the Trust will be delivered to the holders of GREATs Series A who have exercised the Holder Exchange Right in accordance with their respective entitlements.

The right to convert the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ is called the "Conversion Right".

Redemption Upon Tax Event or Regulatory Event

Upon the occurrence of a Special Event, GWL, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time the Great-West Life Series A Debenture in whole (but not in part), without the consent of the holder, for an amount in cash for each $1,000 principal amount of the Great-West Life Series A Debenture equal to (i) the Early Debenture Redemption

Price, if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, the Trust will be required to redeem all of the GREATs Series A.

Events of Default

Failure by GWL to make payments or to satisfy its other obligations under the Great-West Life Series A Debenture will not entitle the Trust to accelerate the Great-West Life Series A Debenture.

Priority of the Great-West Life Series A Debenture

The Great-West Life Series A Debenture will rank on a parity with all other unsubordinated unsecured indebtedness of GWL, other than obligations owed to policyholders and certain other specified claimants as provided in the Winding-Up Act. Upon any distribution of assets of GWL to creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy or insolvency, all principal and accrued interest due on the Great-West Life Series A Debenture must be paid in full before holders of junior or subordinated debentures are entitled to receive any payment. If a liquidation, dissolution or winding-up of GWL occurs, the Great-West Life Series A Debenture will rank in priority to any shares of GWL with respect to payments and the distribution of assets.

Maturity Date

The Great-West Life Series A Debenture will mature on December 31, 2052. On maturity of the Great-West Life Series A Debenture, GWL will be required to pay the principal amount of the Great-West Life Series A Debenture and any accrued and unpaid interest thereon to the date of payment to the Trust in cash. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments, for a price equal to the fair market value thereof. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or any person related to GWL within the meaning of the Tax Act. If, following maturity of the Great-West Life Series A Debenture, a holder of GREATs Series A exercises the Holder Exchange Right, the Trust will subscribe for, and GWL has agreed to issue, pursuant to the Subscription Right, GWL Preferred Shares Series ZZ to satisfy the Trust's obligation to deliver 40 GWL Preferred Shares Series ZZ for each GREATs Series A tendered for exchange pursuant to the exercise of the Holder Exchange Right. The GWL Preferred Shares Series ZZ tendered, as applicable, will then be delivered to the relevant holders of GREATs Series A and the GREATs Series A will be cancelled.

Earnings Coverage Ratios

Payment of the Indicated Yield on the GREATs Series A is dependent upon GWL making interest payments to the Trust in respect of the Great-West Life Series A Debenture and upon a Distribution Diversion Event not having occurred.

GWL's annual interest requirements were $41,460,000 for the 12 months ended December 31, 2001, and $37,122,000 for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax was $684,168,000 for the 12 months ended December 31, 2001, and $714,715,000 for the 12 months ended September 30, 2002, which is approximately 16.50 times GWL's annual interest requirements for the 12 months ended December 31, 2001, and 19.25 times GWL's annual interest requirements for the 12 months ended September 30, 2002.

GWL's annual interest requirements, after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001, would have been $62,443,000 for the 12 months ended December 31, 2001, and $58,105,000 for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax is approximately 10.96 times GWL's annual interest requirements for the 12 months ended December 31, 2001, and 12.30 times GWL's annual interest requirements for the

12 months ended September 30, 2002, in each case after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001.

INSURANCE ACT RESTRICTIONS AND APPROVALS

Under the Insurance Act, GWL, with Superintendent Approval, may redeem or purchase any of its shares, unless there are reasonable grounds for believing that GWL is, or the redemption or purchase would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. No such direction to GWL has been made to date. GWL is also prohibited under the Insurance Act from paying or declaring a dividend if there are reasonable grounds for believing that GWL is, or the payment would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the GWL Exchange Shares and no such direction to GWL has been made. In addition, GWL must provide at least 10 days' prior notice to the Superintendent before paying any dividends, and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

CONSTRAINTS ON SHARES UNDER THE INSURANCE ACT

The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of GWL. Pursuant to these restrictions, no person is permitted to acquire any shares of GWL (including GWL Exchange Shares) if the acquisition would cause the person to have a "significant interest" in any class of shares of GWL unless the prior approval of the Minister of Finance (Canada) (the "Minister") is obtained. In addition, GWL is not permitted to record any transfer or issue of shares of GWL (including GWL Exchange Shares), if the transfer or issue would cause the person to have a significant interest in any class of shares of GWL unless the prior approval of the Minister is obtained. No person who has a significant interest in any class of shares of GWL may exercise any voting rights attached to the shares held by such person unless the prior approval of the Minister is obtained. If a person contravenes any of these restrictions, the Minister may, by order, direct such person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of GWL where the aggregate of any shares of that class beneficially owned by that person, by any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of GWL.

In addition, the Insurance Act prohibits life insurance companies, including GWL, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the Trust and a holder of GREATs Series A who acquires GREATs Series A under the Offering and who, for purposes of the Tax Act at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) deals at arm's length and is not affiliated with GWL, Lifeco or the Trust, (iii) holds GREATs Series A, any GWL Exchange Shares and any Lifeco Common Shares as capital property and (iv) is not exempt from tax under Part I of the Tax Act. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the part of this summary dealing with the GWL Exchange Shares does not apply to a specified financial institution (as defined in the Tax Act) that receives (or is deemed to receive), alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the GWL Preferred Shares Series ZZ or the GWL Preferred Shares Series YY outstanding at the time a dividend is received. This summary also assumes that all issued and

outstanding GWL Exchange Shares are listed on a prescribed stock exchange in Canada at such times as dividends (including deemed dividends) are paid or received on such shares.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof, and counsels' understanding of the current administrative and assessing policies of the Canada Customs and Revenue Agency (the "Agency"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account any changes in law or administrative and assessing policies, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or provincial, territorial or foreign tax considerations. With respect to the proposed amendments to the Tax Act and the regulations, no assurance can be given that the proposed amendments will become law as proposed or at all.

GREATs

Taxation of the Trust

The Declaration of Trust requires that, in each taxation year of the Trust, the net income, including net realized taxable capital gains, if any, of the Trust as would otherwise be taxable in the Trust will be payable to holders of GREATs or the holder of the Special Trust Securities. Consequently, the Trust is not expected to be liable for income tax under Part I of the Tax Act. Capital or income losses incurred by the Trust cannot be allocated to holders of the GREATs or the Special Trust Securities but may, subject to certain limitations, be deducted by the Trust from taxable capital gains or net income realized in other years.

As a registered investment, the Trust is potentially subject to special taxes under the Tax Act. The Declaration of Trust requires the Trust to restrict its investments to the effect that it will not be subject to any of these special taxes.

Taxation of Holders of GREATs Series A

Distributions

A holder of GREATs Series A will be required to include in computing its income for a taxation year all net income, including net realized taxable capital gains, if any, payable to it in that taxation year. All or substantially all of the amounts payable to holders of GREATs Series A are expected to be treated as income from a trust, rather than capital gains, for income tax purposes.

Disposition

A holder of GREATs Series A who disposes of or is deemed to dispose of GREATs Series A will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the GREATs Series A to the holder. A disposition or deemed disposition of a holder's GREATs Series A will be considered to occur on, among other events: (i) an exchange of the GREATs Series A for GWL Preferred Shares Series ZZ pursuant to the exercise by a holder of the Holder Exchange Right (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series ZZ received on the exchange), (ii) an exchange of the GREATs Series A for GWL Preferred Shares Series YY pursuant to the operation of the Automatic Exchange (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series YY received on the exchange), (iii) a redemption of the GREATs Series A on the Trust Special Event Redemption Right or the Trust Redemption Right (in which event a holder's proceeds of disposition will be equal to the Redemption Price; in cases where the Early Redemption Price is payable, the excess of the Early Redemption Price over the Redemption Price will be allocated to the holder as income) and (iv) a termination of the Trust.

Share Exchange Agreement

GWL and the Trustee have been advised by Scotia Capital Inc. that the value to holders of the rights under the Share Exchange Agreement is nominal and, therefore, GWL is of the view that no amount should be allocated to such rights. However, this determination is not binding on the Agency.

Lifeco Common Shares and GWL Exchange Shares

Dividends

Dividends (including deemed dividends) received on the Lifeco Common Shares or the GWL Exchange Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends (including deemed dividends) on the GWL Common Shares or the GWL Exchange Shares received by a corporation to which this part of the summary applies will be included in computing its income and will generally be deductible in computing its taxable income. However, a corporation will not be entitled to deduct in computing taxable income the amount of a dividend (including a deemed dividend) received on GWL Exchange Shares where, at the time the dividend is paid, dividends in respect of more than 10% of the GWL Exchange Shares are paid to the corporation or to such corporation and one or more (i) persons with whom the corporation does not deal at arm's length; or (ii) partnerships or trusts of which such corporation or any such person is a member or beneficiary.

The GWL Exchange Shares will be taxable preferred shares and may be short term preferred shares as defined in the Tax Act. The terms of the GWL Exchange Shares require GWL to make an election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the GWL Exchange Shares.

A private corporation, as defined in the Tax Act, or any other corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Lifeco Common Shares or the GWL Exchange Shares to the extent such dividends are deductible in computing its taxable income.

Redemption and Exchange

If Lifeco or GWL redeems for cash or otherwise acquires the Lifeco Common Shares or the GWL Exchange Shares, respectively, other than by a purchase in the manner in which these shares are normally purchased by a member of the public in the open market or by reason of an exchange of the GWL Exchange Shares, the holder will be deemed to have received a dividend equal to the amount, if any, paid by Lifeco or GWL, as applicable, in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

The exchange of the GWL Exchange Shares for Lifeco Common Shares by the holder with Lifeco will not give rise to a capital gain or a capital loss unless the holder chooses to include any portion of such gain or loss in the holder's income tax return for the year in which the exchange occurs. A holder who receives cash of $200 or less in lieu of a fraction of an Lifeco Common Share may either include the capital gain or capital loss on the partial disposition in computing income, or reduce the adjusted cost base of the Lifeco Common Shares received by the amount of the cash. If Lifeco is not the acquiror of the GWL Exchange Shares, such exchange will result in a disposition of the GWL Exchange Shares for proceeds of disposition equal to the fair market value of the Lifeco Common Shares received and, accordingly, a capital gain or a capital loss may arise to the holder.

Other Dispositions

A holder of Lifeco Common Shares or GWL Exchange Shares who disposes of or is deemed to dispose of the Lifeco Common Shares or the GWL Exchange Shares will generally realize a capital gain (or sustain a

capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by GWL of the GWL Exchange Shares will generally not be included in computing a holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such shares. If the shareholder is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Tax Treatment of Capital Gains and Losses

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6⅔% of such taxable gains. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated December 17, 2002 between the Trust, Lifeco and GWL and Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. (the "Underwriters"), the Trust has agreed to sell, and the Underwriters have agreed to purchase, on December 20, 2002, or on such other date not later than December 31, 2002 as may be agreed upon, all but not less than all of the 350,000 GREATs Series A at a price of $1,000 per GREATs Series A, subject to the terms and conditions set forth in the Underwriting Agreement. The Trust has agreed to pay to the Underwriters a fee of $10 for each GREATs Series A sold and the aggregate Underwriters' fee will be $3,500,000.

The Underwriting Agreement also provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events.

The Offering is being made concurrently in all provinces and territories of Canada. The GREATs Series A have not been and will not be registered under the United States Securities Act of 1933, as amended. The Underwriters have agreed not to offer for sale or sell the GREATs Series A in the United States or to any U.S. Person within the meaning of applicable U.S. securities laws.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase GREATs Series A. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may effect the transactions which stabilize or maintain the market price of such securities at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RATINGS

The GREATs Series A are rated as follows:

Rating Agency	Rating
S&P	P-1 (on the Canadian scale) A+ (on the global scale)
DBRS	A(high)yn

Neither of these ratings should be construed as a recommendation to buy, sell or hold the GREATs Series A and any rating may be revised or withdrawn at any time by the respective rating organization.

USE OF PROCEEDS

The proceeds to the Trust from the sale of the GREATs Series A will be $350,000,000 (before Offering expenses of $5,000,000). The Trust will use the proceeds to be received on closing of the Offering to purchase the Great-West Life Series A Debenture.

GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in GREATs. An investment in GREATs Series A involves both investment risks associated with the security and its terms and risks associated with an investment in Lifeco and GWL.

Risk Factors Associated with Lifeco and GWL

Investors should carefully consider any risks that may be described in other filings Lifeco and GWL make with securities regulators including, without limitation, "Management's Discussion and Analysis" on pages 16-53 of Lifeco's Annual Report and "Management's Discussion and Analysis" on pages 9-31 of GWL's Annual Report, both incorporated by reference in this prospectus. These analyses discuss, among other things, certain known material trends and events, and risks or uncertainties that have had a material effect on, and may reasonably be expected to have a material effect on, Lifeco's and GWL's business, financial condition or results of operations.

Operational Risk

The businesses conducted by the Great-West Group are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, investment performance and underwriting experience of morbidity, mortality and catastrophic risk, all of which could affect the ability of GWL to meet its obligations on the Great-West Life Series A Debenture, GWL's ability to pay Dividends on its outstanding GWL Preferred Shares, and Lifeco's ability to pay Dividends on its outstanding Lifeco Common Shares.

Regulatory Environment

The businesses of certain of the Great-West Group's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada and the United States applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have an adverse effect on the Great-West Group.

Changes in Credit Ratings

The credit ratings of Lifeco, GWL, and the other entities in the Great-West Group are interdependent and a change in the ratings of any entity in the Great-West Group may affect the ratings of the other entities in the Great-West Group.

Risk Factors Associated with the GREATs Series A

Automatic Exchange of GREATs Series A for GWL Preferred Shares Series YY

The purchase of GREATs Series A involves risk with respect to the performance and capital levels of GWL and Lifeco. If a Loss Absorption Event occurs, the GREATs Series A will be automatically exchanged for GWL Preferred Shares Series YY, without the consent of the holders. These shares would then be an investment in GWL and not in the Trust. As a result, holders of GREATs Series A could become shareholders of GWL at a time when GWL's (and, possibly, Lifeco's) financial condition is deteriorating or when GWL (and, possibly, Lifeco) has become insolvent or bankrupt or resolved to wind-up or had been ordered wound-up or liquidated. An investment in GWL is also subject to certain risks that are distinct from the risks associated with an investment in the Trust, including the general risks inherent in equity investments in insurance institutions. In the event of a liquidation of GWL, the claims of policyholders and creditors of GWL would be entitled to a priority of payment over the claims of holders of equity interests such as GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ. If GWL were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of GWL, the holders of GWL Preferred Shares Series YY may receive, if anything, substantially less than the holders of the GREATs Series A would have received had the GREATs Series A not been exchanged for GWL Preferred Shares Series YY. Potential investors in the GREATs Series A should carefully consider the description of Lifeco and GWL set forth under "Great-West Group". See also "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange".

Restrictions on Ownership of Shares of GWL

Under the Insurance Act, no person, or persons acting jointly or in concert, is permitted to be a Significant Shareholder in GWL, unless the person first receives the approval of the Minister. Currently, only Lifeco is a Significant Shareholder in GWL. It may be possible for one or more holders of GREATs Series A who exercise their Holder Exchange Right and receive GWL Preferred Shares Series ZZ, or who receive GWL Preferred Shares Series YY as a result of an Automatic Exchange, to hold a significant interest in the GWL Preferred Shares. In the case of the exercise of the Holder Exchange Right by a holder of GREATs Series A, GWL has agreed to issue, and Lifeco has agreed to purchase or arrange for the purchase of, for nominal consideration, one or more series of GWL Preferred Shares in such number of shares to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. In the case of an Automatic Exchange, holders may have some or all of their GWL Preferred Shares Series YY disposed of on their behalf pursuant to the procedures referred to under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange" to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. Purchasers of GREATs Series A (and Participants) may be required to furnish declarations relating to ownership (and ownership by clients of such Participants) in a form prescribed by GWL or Lifeco. Furthermore, holders of GWL Exchange Shares who acquire Lifeco Common Shares upon exchange of such GWL Exchange Shares may be required to dispose of some or all of the Lifeco Common Shares.

Liquidity of and Dealings in GREATs Series A

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to its interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate.

Indicated Yield is Non-Cumulative

The Indicated Yield on the GREATs Series A is non-cumulative. The Indicated Yield on the GREATs Series A is payable by the Trust on each Regular Distribution Date out of the Net Distributable Funds of the Trust. If the Indicated Yield on the GREATs Series A for any Distribution Date is not paid by reason of the occurrence of a Distribution Diversion Event, holders of GREATs Series A will not be entitled to receive the

Indicated Yield. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Changes in Creditworthiness or Credit Ratings

The perceived creditworthiness of the Great-West Group, including GWL, and changes in credit ratings of the GREATs Series A may affect the market price or value and liquidity of the GREATs Series A.

Interest Rate Changes

Prevailing interest rates for comparable investments will affect the market price or value of the GREATs Series A. The market price or value of the GREATs Series A will decline as prevailing interest rates for comparable investments rise and increase as prevailing interest rates for comparable investments decline.

MATERIAL CONTRACTS

The material contracts entered into, or to be entered into, by the Trust in connection with the Offering are as follows:

1. the Declaration of Trust described under "The Trust";
2. the Administration Agreement described under "The Trust — Administrative Agent";
3. the Share Exchange Agreement described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement";
4. the Debenture Purchase Agreement described under "The Trust — Business of the Trust";
5. the Credit Facility described under "The Trust — Liquidity"; and
6. the Underwriting Agreement described under "Plan of Distribution".

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times following the Closing Date, GWL or, with Superintendent Approval, its subsidiaries will own, directly or indirectly, all of the Special Trust Securities. See "Capitalization of the Trust".

INTERESTS OF GWL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, GWL will administer the day-to-day operations of the Trust.

GWL and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and GWL that any agreements and transactions between the Trust, on the one hand, and GWL and its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions.

LEGAL PROCEEDINGS

Lifeco, GWL and their respective subsidiaries are engaged in litigation arising in the ordinary course of business. None of this litigation, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of Lifeco, GWL and their respective subsidiaries. The Trust is not, to its knowledge, a party to any litigation or arbitration proceedings.

EXPERTS

Certain legal matters in connection with the Offering will be passed upon by Torys LLP, on behalf of the Trust, GWL and Lifeco, and by McCarthy Tétrault LLP, on behalf of the Underwriters. The partners, counsel and associates of Torys LLP and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Trust, GWL or Lifeco.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

Computershare Trust Company of Canada will act as transfer agent, registrar and exchange trustee for the GREATs Series A (the "Exchange Trustee"). The GREATs Series A will be issued in book-entry only form through CDS. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form". Subject to the CDS Procedures, registration and transfer of the GREATs Series A may be effected at its principal office in Toronto, Ontario.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, Winnipeg, Manitoba are the auditors of the Trust.

PROMOTER

GWL is the promoter of the Trust by reason of its taking the initiative in creating, structuring and promoting the Trust. GWL will not receive any benefits, directly or indirectly, from the issuance of the GREATs Series A other than as described in this prospectus. See "Business of the Trust".

Under the Administration Agreement, GWL, as Administrative Agent, provides various services in connection with the Offering and the ongoing operations, maintenance and regulatory compliance of the Trust. GWL receives an administration fee under the Administration Agreement.

The following are the names, municipalities of residence, and offices of the officers of GWL directly involved in its capacity as administrative agent of the Trust:

Name and Municipality of Residence	Office
William W. Lovatt Winnipeg, Manitoba	Executive Vice-President and Chief Financial Officer
Sheila A. Wagar Winnipeg, Manitoba	Senior Vice-President, General Counsel and Secretary

Each of the officers of GWL listed above has been engaged for more than five years in his or her present office or in other capacities within GWL.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces and territories provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

INDEX OF TERMS

COMPILATION REPORT

To the Trustee of Great-West Life Capital Trust

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of **Great-West Life Capital Trust** as at November 29, 2002. This pro forma balance sheet has been prepared solely for inclusion in this prospectus relating to the sale and issue of Great-West Life Trust Securities Series A of Great-West Life Capital Trust. In our opinion, the pro forma balance sheet has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Winnipeg, Canada
December 17, 2002

DELOITTE & TOUCHE LLP
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

PRO FORMA BALANCE SHEET

As at November 29, 2002
(unaudited)
(in thousands of Canadian dollars)

	As at November 29, 2002	Pro Forma Adjustments	Notes	Pro Forma as at November 29, 2002
Assets				
Cash	$ 1	$350,000	2(a)	$ —
		1,999	2(b)	
		20,400	2(c)	
		(5,000)	2(d)	
		(350,000)	2(e)	
		(17,400)	2(c)	
Funding Debenture		17,400	2(c)	17,400
Great-West Life Series A Debenture		350,000	2(c)	350,000
Future Tax Asset		1,686	2(d)	1,686
	$ 1	$369,085		$369,086
Liabilities				
Loans Payable	$—	$ 20,400	2(c)	$ 20,400
Trust Capital				
Great-West Life Trust Securities — Series A	$—	350,000	2(a)	350,000
Special Trust Securities	$—	1,999	2(b)	2,000
		1	2(b)	
Original Settlement Amount	1	(1)	2(b)	—
Net Issue Costs	—	(3,314)	2(d)	(3,314)
	1	348,685		348,686
Total Liabilities and Capital	**$ 1**	**$369,085**		**$369,086**

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO PRO FORMA BALANCE SHEET

November 29, 2002
(unaudited)
(in thousands of dollars except unit amounts)

1. BASIS OF PRESENTATION

The pro forma balance sheet is based upon the audited balance sheet of **Great-West Life Capital Trust** (the "Trust") as at November 29, 2002 adjusted to reflect the issue of Great-West Life Trust Securities — Series A, the issue of Special Trust Securities to The Great-West Life Assurance Company ("GWL"), the payment of estimated issue-related costs of $5,000 and the purchase of the Trust Assets comprised principally of the Great-West Life Debentures (each as defined in the accompanying prospectus) from GWL.

Capitalized terms not defined in these notes have the meanings ascribed to them in the prospectus.

The pro forma balance sheet has been prepared by GWL, as administrative agent of the Trust, in accordance with Canadian generally accepted accounting principles.

The pro forma balance sheet should be read in conjunction with the audited balance sheet of the Trust as at November 29, 2002.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma balance sheet gives effect to the following transactions as if they had occurred on November 29, 2002:

(a) the issue of 350,000 Great-West Life Trust Securities — Series A for $1 each for total gross proceeds of $350,000;

(b) the issue of Special Trust Securities to GWL for total gross proceeds of $2,000, including the original settlement amount of $1;

(c) the loan to the Trust from GWL to fund the fees and expenses related to the Offering and to fund the purchase of the Funding Debenture;

(d) the estimated issue costs of $5,000 including underwriters' fees and expenses relating to the issuance of the Great-West Life Trust Securities — Series A. The net issue costs of $3,314 are after an income tax benefit of $1,686; and

(e) the purchase of the Great-West Life Debentures from Great-West Life for a purchase price of $350,000.

AUDITORS' REPORT

To the Trustee and Administrative Agent of
Great-West Life Capital Trust

We have audited the balance sheet of Great-West Life Capital Trust as at November 29, 2002. This financial statement is the responsibility of The Great-West Life Assurance Company, as administrative agent of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the administrative agent, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Trust as at November 29, 2002 in accordance with Canadian generally accepted accounting principles.

Winnipeg, Canada
December 17, 2002

DELOITTE & TOUCHE LLP
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

BALANCE SHEET

As at November 29, 2002

Cash	$1,000
Trust Capital	$1,000

On behalf of the Administrative Agent of the Trustee:

(Signed) RAYMOND L. MCFEETORS (Signed) WILLIAM W. LOVATT

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO BALANCE SHEET
November 29, 2002

1. ESTABLISHMENT AND ORGANIZATION

Great-West Life Capital Trust (the "Trust") is an open-end trust formed on November 29, 2002 by The Canada Trust Company, (the "Trustee") pursuant to the Declaration of Trust. An amount of $1,000 was settled on the Trust's formation and that amount will be applied as part of the subscription price for the Special Trust Securities. The Trust intends to make investments and to conduct its activities at all times in such a manner as to qualify as a registered investment under the *Income Tax Act* (Canada).

Unless separately defined in these notes, capitalized terms have the same meaning as given to them in the accompanying prospectus dated November 29, 2002, offering Great-West Life Trust Securities to the public (the "Prospectus").

2. TRUST CAPITAL

(a) **Authorized Trust Capital**

The Trust's authorized capital consists of an unlimited number of Great-West Life Trust Securities issuable in series ("GREATs") and an unlimited number of Special Trust Securities.

(b) **GREATs Series A**

The GREATs are non-voting except in limited circumstances and non-redeemable at the option of the holder.

As of December 20, 2002, a series of GREATs has been designated as Series A ("GREATs Series A").

The holders of GREATs Series A will be entitled to non-cumulative fixed cash distributions of the Trust's income ("Indicated Yield") in the amount of $29.975 per GREATs Series A, payable semi-annually on the last day of June and December of each year, commencing June 30, 2003 (each, a "Distribution Date"), provided that each Distribution Date is a Regular Distribution Date. A Distribution Date will be a Regular Distribution Date unless The Great-West Life Assurance Company ("GWL") fails to declare dividends as described in the Prospectus.

On and after December 31, 2007, but subject to the prior approval of the Superintendent of Financial Institutions (the "Superintendent"), the GREATs will be redeemable at the option of the Trust in whole or in part and without the consent of the holders thereof.

Subject to the approval of the Superintendent, upon the occurrence of certain regulatory and tax events ("Special Event"), the GREATs will be redeemable at the option of the Trust in whole (but not in part) and without the consent of the holders thereof.

Each GREATs can be surrendered to the Trust at any time for a price equal to 40 Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ") at the option of the holder. In certain circumstances, the Trust may arrange for substitute purchasers to purchase each GREATs.

Each GREATs will be automatically exchanged, without the consent of the holders, for 40 Non-Cumulative Preferred Shares Series YY of GWL (the "GWL Preferred Shares Series YY"), upon the occurrence of certain events such as the winding-up of GWL, the Superintendent taking control of GWL's assets, GWL being under the required capital ratios, or the Superintendent directs GWL to increase its capital.

On and after December 31, 2007, any outstanding GREATs may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities and with the approval of the Superintendent.

(c) **Special Trust Securities**

Holders of the Special Trust Securities are entitled to vote at all meetings of the holders of Special Trust Securities.

GWL intends to maintain direct or indirect ownership of 100% of the outstanding Special Trust Securities.

Holders of Special Trust Securities will be entitled, after the payment of the Indicated Yield to holders of GREATs, to the balance of the net distributable funds of the Trust.

3. RELATED PARTY TRANSACTIONS

The proceeds of $350,000,000 received from the offering of the GREATs Series A will be used to purchase a senior debenture of GWL (the "Great-West Life Series A Debenture"). GWL's subscription for Special Trust Securities, together with amounts borrowed by the Trust under the Credit Facility, will be used to purchase the Funding Debenture and to pay issue expenses.

3. RELATED PARTY TRANSACTIONS (Continued)

Further, the Trustee has entered into an Administration Agreement with GWL pursuant to which GWL will serve as administrative agent of the Trust. Accordingly, GWL will receive an administration fee in acting in that capacity.

GWL will provide a loan to the Trust at the closing of the Offering.

4. PROPOSED ISSUE

Pursuant to an underwriting agreement dated December 17, 2002, the Trust has agreed to issue 350,000 GREATs Series A for gross proceeds of $350,000,000. The underwriting commission and other expenses payable by the Trust are estimated at $5,000,000.

Concurrently with the closing of the Offering, Great-West Lifeco Inc. ("Lifeco"), GWL, the Trust and the Exchange Trustee, as trustee for the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, will enter into the Share Exchange Agreement providing for, among other things, the respective rights and obligations of Lifeco, GWL, the Trust, the Exchange Trustee, the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ with respect to the exchange of GREATs for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, and to the exchange of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ for Lifeco Common Shares in connection with certain exchange provisions. Immediately following the closing of the Offering, and after the subscription by GWL for Special Trust Securities, the Trust will acquire from GWL the Great West Life Series A Debenture for an aggregate purchase price equal to approximately $350,000,000 and the Funding Debenture for an aggregate purchase price equal to $17,400,000.

CERTIFICATE OF THE TRUST

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

GREAT-WEST LIFE CAPITAL TRUST
by its Administrative Agent
The Great-West Life Assurance Company

By: (Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

By: (Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

CERTIFICATE OF THE GREAT-WEST LIFE ASSURANCE COMPANY

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF GREAT-WEST LIFECO INC.

Dated: December 17, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
Co-President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Vice-President,
Finance, Canada

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 17, 2002

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. To the best of our knowledge, information and belief, this prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SCOTIA CAPITAL INC.	BMO NESBITT BURNS INC.
By: (Signed) JOHN L. SHERRINGTON	By: (Signed) THOMAS E. FLYNN

CIBC WORLD MARKETS INC.	MERRILL LYNCH CANADA INC.	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.
By: (Signed) DONALD A. FOX	By: (Signed) M. MARIANNE HARRIS	By: (Signed) BARRY NOWOSELSKI	By: (Signed) J. DAVID BEATTIE

NATIONAL BANK FINANCIAL INC.

By: (Signed) IAN MCPHERSON

GREAT-WEST LIFE CAPITAL TRUST™

QUEBECOR MERRILL
CANADA INC
Printed In Canada

SCHEDULE "B" – ELIGIBILITY FOR INVESTMENT

STATUTES

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Pension Benefits Act (Ontario)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (other than by a guarantee fund corporation)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and funds received as deposits and for a savings company)

SCHEDULE "C" – ADDRESSES FOR NOTICE

In the case of notice to the Issuer:

Great-West Life Capital Trust
c/o The Great-West Life Assurance Company
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention:	Executive Vice-President, and Chief Financial Officer
Facsimile:	(204) 946-7133

In the case of notice to GWL:

The Great-West Life Assurance Company
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention:	Senior Vice-President, General Counsel and Secretary
Facsimile:	(204) 946-4129

In the case of notice to Lifeco:

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention:	Senior Vice-President, General Counsel and Secretary
Facsimile:	(204) 946-4129

In the case of notice to Scotia Capital Inc.:

Scotia Capital Inc.
40 King Street West
Scotia Plaza, 68th Floor
Toronto, Ontario
M5W 2X6

Attention: Darcy Doherty
Facsimile: (416) 863-7450

In the case of notice to BMO Nesbitt Burns Inc.:

BMO Nesbitt Burns Inc.
One First Canadian Place
4th Floor
Toronto, Ontario
M5X 1H3

Attention: Thomas E. Flynn
Facsimile: (416) 359-5183

In the case of notice to CIBC World Markets Inc.:

CIBC World Markets Inc.
161 Bay Street, 6th Floor
BCE Place, P.O. Box 500
Toronto, Ontario
M5J 2S8

Attention: Donald A. Fox
Facsimile: (416) 594-7769

In the case of notice to Merrill Lynch Canada Inc.:

Merrill Lynch Canada Inc.
181 Bay Street
Suite 400
Toronto, Ontario
M5J 2V8

Attention: M. Marianne Harris
Facsimile: (416) 369-4551

In the case of notice to RBC Dominion Securities Inc.:
RBC Dominion Securities Inc.
Royal Bank Plaza, South Tower
4th Floor
Toronto, Ontario
M5J 2W7

Attention: Barry Nowoselski
Facsimile: (416) 842-7555

In the case of notice to TD Securities Inc.:

TD Securities Inc.
Toronto Dominion Bank Centre
55 King Street West, 8th Floor
Toronto, Ontario
M5K 1A2

Attention: J. David Beattie
Facsimile: (416) 983-3176

In the case of notice to National Bank Financial Inc.:

National Bank Financial Inc.
130 King Street West
The Exchange Tower
Toronto, Ontario
M5X 1J9

Attention: Ian McPherson
Facsimile: (416) 869-6411

ANNEX A – Item 16

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to a U.S. Person. Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Great-West Lifeco Inc., 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5 (204) 946-8682.

New Issue November 29, 2002

PRELIMINARY PROSPECTUS

GREAT-WEST LIFE CAPITAL TRUST™

(a trust established under the laws of Ontario)

$ •

• Great-West Life Trust Securities — Series A (GREATs™ Series A)

Great-West Life Capital Trust (the "Trust") is an open-end trust established under the laws of Ontario by The Canada Trust Company (the "Trustee") pursuant to a declaration of trust dated as of November 29, 2002, (the "Declaration of Trust"). The Trust proposes to issue and sell to investors pursuant to this prospectus (the "Offering") a series of transferable trust units called Great-West Life Trust Securities — Series A, or "GREATs Series A", each of which represents an undivided beneficial ownership interest in the Trust Assets, principally comprised of senior debentures issued by The Great-West Life Assurance Company ("GWL"), including a senior debenture issued in respect of the GREATs Series A by GWL (the "Great-West Life Series A Debenture" and, together with other senior debentures of GWL held by the Trust from time to time, the "Great-West Life Debentures"). The GREATs Series A will constitute the first series of the class of the Great-West Life Trust Securities issued by the Trust (all such series being collectively, "GREATs"). The Trust will also issue trust units called Special Trust Securities (the "Special Trust Securities" and, together with the GREATs Series A, the "Trust Securities") to GWL. See "Description of the Trust Securities". The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction.

The Trust will distribute its Net Distributable Funds on the last day of June and December of each year (each, a "Distribution Date"). Commencing on June 30, 2003, on each Distribution Date that is a Regular Distribution Date, a holder of GREATs Series A will be entitled to receive a non-cumulative fixed cash distribution of $ • per GREATs Series A (an "Indicated Yield"), representing an annual yield of • % of the $1,000 initial issue price. The initial Indicated Yield payable on December 31, 2002 in respect of the period from and including • , 2002 to, but excluding, December 31, 2002, will be approximately $ • per GREATs Series A, based on an anticipated closing date of • , 2002 (the "Closing Date"). The Great-West Life Series A Debenture will bear interest at a fixed annual rate of • %, payable in equal semi-annual instalments in arrears of $ • for each $1,000 principal amount of the Great-West Life Series A Debenture, on the last day of June and December of each year (each, a "Debenture Interest Payment Date") commencing June 30, 2003. The initial interest payment, payable on December 31, 2002, in respect of the period from the Closing Date to, but excluding, December 31, 2002, will be approximately $ • . Each Distribution Date will be either a Regular Distribution Date or a Distribution Diversion Date. A Distribution Date will be a Regular Distribution Date if GWL has declared Dividends as described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield". On a Regular Distribution Date, the Trust will pay the indicated yield on all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on the GREATs. A Distribution Date will be a Distribution Diversion Date if GWL has not declared Dividends on the basis described in this prospectus. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A); instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

(Continued on next page)

Price: $1,000 per GREATs Series A

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Trust[2]
Per GREATs Series A	$1,000	$•	$•
Total	$•	$•	$•

Notes:

(1) The Un ... A" and "Total" amounts represent the Underwriters' fee and ... e "Plan of Distribution".

(2) The Of ... m funds borrowed under the Credit Facility. See "The Tr

™ *Trade r*

03 APR -9 AM 7:21

(Continued from cover)

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with the prior approval ("Superintendent Approval") of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), may redeem the GREATs Series A, in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

Upon the occurence, at any time, of a Regulatory Event or a Tax Event (each, a "Special Event"), the Trust, at its option and with Superintendent Approval, may redeem all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".

Holders of GREATs Series A will have the right at any time to exchange all or part of their GREATs Series A for newly issued Non-Cumulative Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series ZZ will be exchangeable, at the option of the holders, into common shares ("Lifeco Common Shares") of Great-West Lifeco Inc. ("Lifeco"), the parent company of GWL. See "Description of Share Capital of GWL — Preferred Shares Series YY and ZZ".

Upon the occurrence of a Loss Absorption Event, all of the then outstanding GREATs Series A will be automatically exchanged, without the consent of the holders, for newly issued Non-Cumulative Preferred Shares Series YY of GWL ("GWL Preferred Shares Series YY"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange". On and after June 30, 2013, so long as a Loss Absorption Event has not occurred and is not then continuing, the GWL Preferred Shares Series YY will be exchangeable, at the option of the holders, into Lifeco Common Shares. See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".

An investment in GREATs Series A could be replaced in certain circumstances, without the consent of the holder, by an investment in GWL Preferred Shares Series YY. Investors should therefore carefully consider the disclosure with respect to GWL and Lifeco included and incorporated by reference in this prospectus. An investment in GREATs Series A is subject to certain risks. See "Risk Factors".

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the Toronto Stock Exchange (the "TSX") any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued upon the occurrence of an Automatic Exchange or the exercise of the Holder Exchange Right.

The Trust has applied to become a registered investment for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). So long as the Trust is a registered investment under the Tax Act, GREATs Series A will be qualified investments, and will not be foreign property, for Deferred Income Plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the GREATs Series A, subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust, GWL and Lifeco by Torys LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. This prospectus also qualifies for distribution the Holder Exchange Right and the Automatic Exchange (the "Exchange Provisions"), the Subscription Right, the Lifeco Common Share Exchange Right, the GWL Preferred Shares Exchange Right and the Conversion Right.

Subscriptions for the GREATs Series A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be • , 2002 or such later date as the Trust and the Underwriters may agree, but in any event not later than • , 2002. The GREATs Series A will be issued in "book-entry only" form and, accordingly, physical certificates representing GREATs Series A will not be available except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions and restrictions of the statutes referred to below and, where applicable, the regulations thereunder and, in certain cases, subject to satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, the GREATs Series A to be issued by the Trust, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Pension Benefits Act (Ontario)
Supplemental Pension Plans Act (Québec)
an Act respecting insurance (Québec) (other than by a guarantee fund corporation)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and funds received as deposits and for a savings company)

The Trust has applied to become a registered investment for purposes of the Tax Act effective from the time the Trust was established. In the opinion of such counsel, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (each, a "Deferred Income Plan"). In addition, so long as the Trust is a registered investment under the Tax Act, the GREATs Series A will not be foreign property for purposes of Part XI of the Tax Act.

THE GREATs SERIES A, WHILE EXCHANGEABLE FOR GWL EXCHANGE SHARES, WHICH, IN TURN, ARE EXCHANGEABLE UNDER CERTAIN CIRCUMSTANCES FOR LIFECO COMMON SHARES, DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, GWL, LIFECO OR THE CANADA TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES. THE GREATs SERIES A ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE CANADIAN LIFE AND HEALTH COMPENSATION CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

FORWARD-LOOKING STATEMENTS

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WITH RESPECT TO LIFECO AND ITS CONSOLIDATED SUBSIDIARIES (TOGETHER, THE "GREAT-WEST GROUP"), INCLUDING THE FUTURE OPERATIONS, FINANCIAL RESULTS, OBJECTIVES AND STRATEGIES OF THE GREAT-WEST GROUP. THESE STATEMENTS, WHICH APPEAR UNDER THE HEADINGS "GREAT-WEST GROUP" AND "RISK FACTORS", AS WELL AS ELSEWHERE IN THIS PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN), GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "MAY", "WILL", "EXPECT", "INTEND", "ESTIMATE", "ANTICIPATE", "BELIEVE", OR "CONTINUE" OR THE NEGATIVE THEREOF OR SIMILAR VARIATIONS. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM GREAT-WEST GROUP'S EXPECTATIONS INCLUDE, AMONG OTHER THINGS, LEGISLATIVE OR REGULATORY DEVELOPMENTS, COMPETITION, TECHNOLOGICAL CHANGE, GLOBAL CAPITAL MARKET ACTIVITY, INTEREST RATES AND GENERAL ECONOMIC CONDITIONS IN CANADA, NORTH AMERICA OR INTERNATIONALLY AND OTHER FACTORS DISCUSSED UNDER "RISK FACTORS".

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Lifeco with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. Lifeco's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. Lifeco's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon;
3. Lifeco's Management's Discussion and Analysis on pages 16-53 of Lifeco's Annual Report for the year ended December 31, 2001;
4. Lifeco's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto; and
5. Lifeco's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders held on April 25, 2002, except for the provisions of the circular titled "Executive Compensation — Composition of the Compensation Committees" on pages 11 and 12 of the circular and "Executive Compensation — Report on Executive Compensation" on pages 12 and 13 of the circular and the graph titled "Five Year Total Shareholder Return Comparison" on page 14 of the circular.

The following documents, filed by GWL with the various securities commissions or similar authorities in Canada, are incorporated by reference into this prospectus:

1. GWL's Annual Information Form dated April 25, 2002, including documents incorporated by reference therein;
2. GWL's audited consolidated comparative financial statements as at and for the years ended December 31, 2001 and December 31, 2000 and the report of the auditors thereon and the report of the appointed actuary;
3. GWL's Management's Discussion and Analysis on pages 9-31 of GWL's Annual Report for the year ended December 31, 2001;
4. GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month periods ended September 30, 2002 and September 30, 2001, together with the interim Management's Discussion and Analysis attached thereto;
5. GWL's Management Proxy Circular dated March 8, 2002 with respect to the annual meeting of shareholders and policyholders held on April 25, 2002; and
6. GWL's Annual Filing of Reporting Issuer (Form 28) dated May 2002, except for the provisions of the form titled "Executive Compensation — Composition of the Compensation Committee" on pages 7 and 8 of the form and "Executive Compensation — Report on Executive Compensation" on pages 8 and 9 of the form.

Any documents of the types referred to above, including material change reports, but excluding confidential material change reports, filed by Lifeco or GWL with securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required

to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice President, General Counsel and Secretary of GWL, each at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone: (204) 946-8682. For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Vice-President, Counsel and Secretary, Canada of Lifeco and the Senior Vice President, General Counsel and Secretary of GWL.

SUMMARY

The following summary information should be read in conjunction with the full text of this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. In this prospectus, "Lifeco" refers to Great-West Lifeco Inc., "Great-West Group" refers to Great-West Lifeco Inc. and its consolidated subsidiaries, and "GWL" refers to The Great-West Life Assurance Company.

THE OFFERING

Issuer:	Great-West Life Capital Trust, an open-end trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.
Offering:	• Great-West Life Trust Securities — Series A ("GREATs Series A"), being a series of units of the Trust.
Amount of Offering:	$ •
Price:	$1,000 per GREATs Series A.
Ratings:	The GREATs Series A are provisionally rated P-1 on the Canadian scale and A+ on the global scale by Standard & Poor's Corporation ("S&P"), and A(high)yn by Dominion Bond Rating Service Limited ("DBRS"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.
Use of Proceeds:	The net proceeds from the Offering of approximately $ • will be used by the Trust to acquire the Great-West Life Series A Debenture from GWL. GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes. See "Use of Proceeds".
Great-West Life Series A Debenture:	The Great-West Life Series A Debenture will bear interest at a fixed annual rate of • %, payable in equal semi-annual instalments in arrears of $ • per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $ • per $1,000 principal amount of the Great-West Life Series A Debenture assuming a Closing Date of • , 2002. The Great-West Life Series A Debenture will have a maturity date of December 31, 2052. In addition to the Great-West Life Series A Debenture, the Trust may acquire other Eligible Investments. See "Description of the Great-West Life Series A Debenture".
Indicated Yield:	Each GREATs Series A entitles the holder to receive the Indicated Yield of $ • on each Regular Distribution Date commencing June 30, 2003, representing an annual yield of • %. The initial Indicated Yield payable on December 31, 2002 will be approximately $ • per GREATs Series A, assuming a Closing Date of • , 2002. A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on its Non-Cumulative Preferred Shares Series Q (the "GWL Preferred Shares Series Q") or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, in the three-month period immediately prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date (the "Dividend Reference Period") (each such failure being a "Distribution Diversion Event"). The periods commencing on and including the Closing Date to but excluding December 31, 2002 and thereafter from and including each Distribution Date to but excluding the next Distribution Date are referred to as "Distribution Periods". Accordingly, whether or not the Indicated Yield on the GREATs Series A will be

payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date.

"Public Preferred Shares" means, at any time, preferred shares of GWL which, at that time (i) have been issued to the public (excluding any preferred shares of GWL held beneficially by affiliates of GWL), (ii) are listed on a recognized stock exchange, and (iii) have an aggregate liquidation entitlement of at least $150 million, provided, however, if, at any time, there is more than one class of Public Preferred Shares outstanding, then the most senior class or classes of outstanding Public Preferred Shares shall, for all purposes, be the Public Preferred Shares. GWL currently has outstanding Public Preferred Shares.

On each Regular Distribution Date, the Trust will pay the indicated yield to the holders of all GREATs (including the Indicated Yield on the GREATs Series A) and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest on the Debenture Interest Payment Date, the Trust will not pay the indicated yield on any GREATs (including the Indicated Yield on the GREATs Series A) on the Distribution Diversion Date; instead, it will distribute the Net Distributable Funds of the Trust, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Where GWL does not have Public Preferred Shares outstanding, Lifeco will agree under the Share Exchange Agreement not to declare or pay Dividends during a Distribution Period on any of its preferred shares (the "Lifeco Preferred Shares"), if any Lifeco Preferred Shares are outstanding, and on the Lifeco Common Shares (collectively, the "Lifeco Dividend Restricted Shares") unless GWL has declared and paid a dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

"Net Distributable Funds" means, at any time, the amount by which the sum of (i) income and gains derived by the Trust from the Trust Assets, and (ii) amounts received by the Trust from GWL that are designated by GWL as Net Distributable Funds, in each case that have not previously been distributed to holders of GREATs or the holder of the Special Trust Securities, exceeds expenses of the Trust and any required liability for expenses established by the Trust.

"Dividends" means cash dividends declared in the ordinary course by (i) GWL on the GWL Preferred Shares Series Q or on the Public Preferred Shares, if any such shares are outstanding, or (ii) Lifeco on the Lifeco Preferred Shares, if any such shares are outstanding, and on the Lifeco Common Shares.

Voting Rights: The GREATs Series A are non-voting except in limited circumstances. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Voting Rights".

Trust Redemption Right: On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than

60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the greater of (A) $1,000 per GREATs Series A, together with any Unpaid Indicated Yield to, but excluding, the date of redemption (the "Redemption Date") stated in the notice (the "Redemption Price"), and (B) the GREATs Series A Canada Yield Price (such greater amount being the "Early Redemption Price"), if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Redemption Right"). See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Redemption Right".

"GREATs Series A Canada Yield Price" means a price per GREATs Series A calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus • % determined on the 3rd Business Day immediately preceding the date on which the Trust has given notice of the redemption of the GREATs Series A (whether pursuant to the Trust Redemption Right or the Trust Special Event Redemption Right) or the Business Day immediately preceding the date of the termination of the Trust, as the case may be, plus the Unpaid Indicated Yield. For this purpose, it is assumed that the Indicated Yield will be paid on each Distribution Date to December 31, 2012.

"Government of Canada Yield" means, on any date, the average of the yields determined by any two registered Canadian investment dealers selected by GWL as being the annual yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on the date of redemption or termination, as the case may be, with a maturity date of December 31, 2012.

"Business Day" means a day on which the Trustee is open for business in Toronto, Ontario other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

"Unpaid Indicated Yield" means, at any time, the sum of the Accumulated Unpaid Indicated Yield and the Current Indicated Yield.

"Accumulated Unpaid Indicated Yield" means, at any time, an amount, if any, per GREATs Series A equal to the Indicated Yield payable by the Trust thereon in respect of all previous Regular Distribution Dates remaining unpaid by the Trust.

"Current Indicated Yield" means, at any time, in respect of the current Distribution Period, an amount per GREATs Series A equal to the Indicated Yield pro-rated for the number of days elapsed from and including the first day of the Distribution Period to but excluding the Redemption Date, provided that there has not been a Distribution Diversion Event with respect to such Distribution Period.

Trust Special Event Redemption Right: Upon the occurrence of a Special Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012 (the "Trust Special Event Redemption Right"). See

"Description of the Trust Securities — Great-West Life Trust Securities — Series A — Trust Special Event Redemption Right".

Holder Exchange Right:

Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price (the "Surrender Price"), for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ (the "Holder Exchange Right"). GWL will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for exchange so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holder of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose.

The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the board of directors of GWL (the "GWL Board of Directors"), equal to approximately $ • per share, representing an annual yield of • %.

The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right, at any time, to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through The Canadian Depository for Securities Limited or its nominee ("CDS") to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ, and the GREATs Series A surrendered for exchange will be cancelled. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right", "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Capital Reorganizations and Amalgamations", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Description of the Great-West Life Series A Debenture".

GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ Exchange Rights:

On the last day of June and December of each year, commencing on June 30, 2013 (each, an "Exchange Date"), and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Preferred Share Series YY and each GWL Preferred Share Series ZZ (collectively, the "GWL Exchange Shares") will be exchangeable, at the option of the holder, on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange, for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing $25, together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of exchange (the "Cash Exchange Price"), by the greater of $1.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX or, if not then listed on that exchange, on another exchange or market chosen by the board

	of directors of Lifeco (the "Lifeco Board of Directors") on which the Lifeco Common Shares are then traded, during the 20 consecutive trading-day period ending on the fourth trading day immediately prior to the date of exchange (the "Common Share Exchange Rate"). See "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ".
Automatic Exchange:	Each GREATs Series A will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders, for 40 GWL Preferred Shares Series YY upon the occurrence of any one of the following events: (i) an application for a winding-up order in respect of GWL pursuant to the *Winding-up and Restructuring Act* (Canada) (the "Winding-Up Act") is filed by the Attorney General of Canada or a winding-up order in respect of GWL pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent advises GWL in writing that the Superintendent has taken control of GWL or its assets pursuant to the *Insurance Companies Act* (Canada) (the "Insurance Act"); (iii) the Superintendent advises GWL in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; (iv) the GWL Board of Directors advises the Superintendent in writing that GWL has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; or (v) the Superintendent directs GWL, pursuant to the Insurance Act, to increase its capital or provide additional liquidity and GWL elects to cause the exchange as a consequence of the issuance of such direction or GWL does not comply with such direction to the satisfaction of the Superintendent within the time specified (each, a "Loss Absorption Event"). On the Automatic Exchange, the holders of GREATs Series A immediately prior to the Automatic Exchange will cease to have any claim or entitlement in relation to the Trust Assets. The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $ • per share, representing an annual yield of • %. If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for consideration consisting of 40 GWL Preferred Shares Series YY. GWL and the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. **If the Automatic Exchange were to occur and GWL Preferred Shares Series YY were ultimately issued in exchange for the GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.** See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange", "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and "Risk Factors". **The inclusion of the GREATs Series A as Tier 1 capital of GWL and the completion of this Offering are subject to the prior approval of the Superintendent, which approval has not been received.**
Purchase for Cancellation:	On and after the fifth anniversary date following the Closing Date, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust,

at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust: As long as any GREATs are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to December 31, 2007, or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs are not entitled to initiate proceedings for the termination of the Trust.

Pursuant to the Share Exchange Agreement, Lifeco and GWL will agree for the benefit of holders of GREATs Series A that, as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. Holders of GREATs of any series and the holder of the Special Trust Securities will rank pari passu in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of the claims of creditors, if any. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust".

Dividend Stopper Undertaking: Pursuant to the Share Exchange Agreement, GWL and Lifeco will agree for the benefit of holders of GREATs Series A that, if the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL will not pay Dividends on the "GWL Dividend Restricted Shares", being the Public Preferred Shares, or, if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the 12th month following the Trust's failure to pay the Indicated Yield in full on the GREATs Series A (the "Dividend Payment Resumption Month"), unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of GWL and Lifeco to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking" and "Risk Factors".

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period(1)	Distribution Date	Dividend Payment Resumption Month(2)
September 30, 2002 to December 30, 2002	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Additional Lifeco and GWL Covenants: In addition to the Dividend Stopper Undertaking, Lifeco and GWL will agree for the benefit of the holders of GREATs Series A, pursuant to the Share Exchange Agreement, that:

(i) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries;

(ii) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust except as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust" and only with Superintendent Approval;

(iii) as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period; and

(iv) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement".

It is in the interest of GWL and Lifeco to ensure, to the extent within their control, and while GWL does not have Public Preferred Shares outstanding, that GWL declares and pays a dividend on the GWL Preferred Shares Series Q so as to avoid triggering the obligation under clause (iii) above.

Book-Entry Only Form: The GREATs Series A will be issued under the book-entry only system operated by CDS and must be purchased or transferred through participants ("Participants") in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the GREATs Series A will not be available except in the limited circumstances described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

THE TRUST

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust's investment objective is to acquire and hold Trust Assets that will generate income for distribution to holders of Trust Securities. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture financed by funds borrowed by the Trust from GWL under the Credit Facility, the Trust will have approximately $ • in Trust Assets, $ • of capital attributable to the GREATs Series A, $ • of capital attributable to the Special Trust Securities and $ • of funds borrowed under the Credit Facility, less approximately $ • of the offering expenses of the Trust for the GREATs Series A.

RISK FACTORS

The purchase of GREATs Series A and the holding of GWL Exchange Shares and Lifeco Common Shares are subject to certain risks and prospective investors should carefully consider the risk factors and other information in this prospectus before purchasing GREATs Series A. See "Risk Factors".

THE TRUST

General

The Trust is an open-end trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing the Trust Securities and acquiring the Trust Assets in order to generate income for distribution to holders of Trust Securities.

The principal office of the Trust is located at 255 Dufferin Avenue, London, Ontario, N6A 4K1.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust Securities are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation.

Business of the Trust

The Trust's only undertaking is to invest its assets. The Trust's investment objective is to acquire and hold Trust Assets in order to generate income for distribution to holders of Trust Securities. The initial assets of the Trust will consist primarily of the Great-West Life Series A Debenture, which is to be purchased pursuant to an agreement between the Trust and GWL (the "Debenture Purchase Agreement"). The Trust's assets may also include any securities into which the Great-West Life Series A Debenture is converted, cash, certain amounts receivable from third parties and other Eligible Investments (together with the Great-West Life Series A Debenture, the "Trust Assets"). The Great-West Life Series A Debenture is a senior unsecured obligation of GWL that ranks on a parity with all other unsecured and unsubordinated liabilities of GWL, except for policyholder liabilities and liabilities of certain other claimants which rank in priority to the Great-West Life Series A Debenture, as provided in the Winding-Up Act. The Great-West Life Series A Debenture contains provisions that will permit the conversion of the Great-West Life Series A Debenture, in whole or in part, to reflect the operation of the Holder Exchange Right from time to time.

"Eligible Investments" means the Great-West Life Series A Debenture, the Funding Debenture or any property, including money, securities, amounts receivable from third parties, mortgages, an interest in an Eligible Investment, and any debt obligation, that is a qualified investment under the Tax Act for Deferred Income Plans, except where the qualification of such property contains conditions regarding the annuitant, the beneficiary, the employer or the subscriber under the plan or fund unless the Trust is satisfied that such conditions are satisfied, except that the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act.

Capitalization

As a newly-formed entity, the Trust has no prior operating history. Immediately after the issuance by the Trust of the GREATs Series A pursuant to the Offering, the subscription by GWL for the Special Trust Securities, the borrowing of the funds by the Trust from GWL under the Credit Facility, the acquisition by the Trust of the Great-West Life Series A Debenture and the acquisition by the Trust of the Funding Debenture, the Trust will have approximately $ ● in Trust Assets, $ ● of capital attributable to the GREATs Series A, $ ● of capital attributable to the Special Trust Securities and $ ● of funds borrowed under the Credit Facility less approximately $ ● of the Offering expenses of the Trust.

Conflicts of Interest

Due to the nature of the Trust's relationship with Lifeco and GWL and their affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the subscription by the Trust for the Great-West Life Series A Debenture and the Funding Debenture and the Trust's potential acquisition of other Trust Assets from GWL. It will be the Trust's policy that the terms of any financial dealings with GWL or any of its affiliates will be consistent with those available from third parties.

Conflicts of interest between the Trust and GWL and its affiliates may also arise in connection with actions taken by GWL, as holder of the Special Trust Securities. It is intended that any agreements and transactions between the Trust, on the one hand, and Lifeco, GWL and their affiliates, on the other hand, including the Administration Agreement, will be fair to the parties.

Liquidity

The Trust will only borrow funds from GWL or its affiliates pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility"). The Trust will use the Credit Facility only for the purposes of ensuring liquidity in the normal course of the Trust's activities, to facilitate the payment by the Trust of the expenses of the Offering and to finance the purchase of a debenture from GWL (the "Funding Debenture").

Administrative Agent

The Trustee will enter into an agreement (as amended from time to time, the "Administration Agreement") with GWL, as "Administrative Agent", pursuant to which the Trustee will delegate to GWL certain of its obligations in relation to the administration of the Trust, including the day-to-day operations of the Trust and such other matters as may be requested from time to time by the Trustee. The Administrative Agent is entitled to receive a reasonable administration fee consistent with market terms and conditions.

The Administration Agreement will continue for an initial term of 10 years and after that will be renewed automatically on an annual basis. The Trustee will have the right to terminate the Administration Agreement at any time on 90 days' prior written notice on the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner.

Exemptions from Certain Continuous Disclosure Requirements

As a result of the Offering, the Trust will become a reporting issuer in each of the provinces and territories of Canada where such concept exists. The Trust intends to apply to the securities regulatory authorities in these provinces and territories (the "Commissions"), as appropriate, for exemptions from certain continuous disclosure requirements prescribed by applicable securities legislation for reporting issuers as well as to qualify to distribute securities using a short form prospectus.

If granted, the exemptions will likely be conditional on holders of GREATs receiving the interim unaudited and annual audited financial statements and annual reports of GWL and Lifeco, and each of GWL and Lifeco continuing to file with the Commissions its interim unaudited and annual audited financial statements, annual filing or management information circular and, where applicable, its annual reports. If these exemptions are granted, the Trust will not be required to file with the Commissions interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial conditions and results of operation of the Trust, an information circular or an annual filing in lieu thereof (collectively, an "annual filing"), an annual information form of the Trust, and, where applicable, an annual report, and holders of GREATs will not receive such financial statements and annual reports of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust.

Exemptive relief is being sought by the Trust based on the foregoing terms and conditions of the GREATs and for the following reasons. The operating activity of the Trust will consist of acquiring and holding Trust Assets for the purpose of generating income for distribution to holders of GREATs and the holder of the Special Trust Securities. Accordingly, the information relating to the financial condition and operations of a reporting issuer that is contained in an annual information form and an annual filing will not, in respect of the Trust, be meaningful to holders of GREATs. The payment of the Indicated Yield on GREATs is dependent on the payment of Dividends by GWL because the Indicated Yield will not be payable if GWL fails to declare Dividends (see "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield"). Furthermore, in certain circumstances, including at a time when GWL's financial condition is deteriorating or proceedings for the winding-up of GWL have been commenced (see "Description of the Trust

Securities — Great-West Life Trust Securities — Series A — Automatic Exchange"), the GREATs will be automatically exchanged for GWL Preferred Shares Series YY. As a result of the foregoing and because GREATs are also exchangeable for GWL Preferred Shares Series ZZ under other circumstances, details of GWL's financial condition (as opposed to that of the Trust) will be of interest to holders of GREATs.

CAPITALIZATION OF THE TRUST

The following table sets out the capitalization of the Trust as at November 29, 2002 and at that date adjusted to reflect the closing of the Offering.

(in thousands of Canadian dollars)	Outstanding as at November 29, 2002 (unaudited)	Outstanding as at November 29, 2002 after giving effect to the Offering
GREATs — Series A	$ —	$ ●
Special Trust Securities	—	●
Original Settlement Amount[1]	$ 1	●
Net Offering Expenses[2]	—	$(●)
Trust Capital	$ 1	$ ●

(1) Amount settled on the Trust's formation subsequently applied as part of the subscription price for the Special Trust Securities.

(2) The Offering expenses of the Trust, other than the Underwriters' fee, are estimated to be $ ● and will be paid by the Trust from the proceeds of issue of the Special Trust Securities and funds borrowed under the Credit Facility.

This table should be read in conjunction with the financial statements of the Trust appearing elsewhere in this prospectus.

GREAT-WEST GROUP

Corporate Structure

The following chart summarizes Lifeco's corporate structure as at November 25, 2002, including its interests in its material subsidiaries. Unless otherwise indicated, all companies are incorporated under the laws of Canada. The indicated percentages represent holdings of common shares.


Great-West Lifeco Inc.
100%
100% *
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
London Life Insurance Company

* held by Lifeco through wholly-owned subsidiaries

Lifeco

Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated

Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999 and April 26, 2001.

As at November 25, 2002, Lifeco held directly all of the outstanding common shares of GWL, all of the outstanding preferred shares of London Life Insurance Company ("London Life") and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company ("GWL&A"). Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in GWL and GWL&A. However, Lifeco is not restricted to investing in securities of GWL, GWL&A and its other subsidiaries. As at November 25, 2002, Power Financial Corporation controlled, directly or indirectly, approximately 82.89% of the outstanding Lifeco Common Shares representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Lifeco.

From time to time, Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

The head office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

GWL&A

Lifeco's principal United States subsidiary is GWL&A, a company domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states.

In the United States, GWL&A serves its customers through a full range of health care, life and disability insurance, annuities and retirement savings products and services. The operations of GWL&A are managed from Greenwood Village, Colorado.

GWL

GWL was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. It is governed by the Insurance Act and its operations are under the supervision of the Office of the Superintendent.

GWL owns all of the common shares of London Insurance Group Inc. ("LIG"), a company continued under the CBCA. LIG owns all of the common shares of London Life, which is governed by the Insurance Act.

GWL and London Life offer a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance products, to individuals, businesses and other private and public organizations. The operations of GWL and London Life are managed from Winnipeg, Manitoba and London, Ontario.

Recent Developments

Normal Course Issuer Bid

On October 29, 2002, the Lifeco Board of Directors approved a normal course issuer bid to purchase up to 6,000,000 Lifeco Common Shares between December 1, 2002 and November 30, 2003. The normal course issuer bid has been approved by the TSX. Any purchases under the bid will be made through the facilities of the TSX at the prevailing market prices at the time of acquisition.

National Bank of Canada Distribution Arrangement

On November 6, 2002, GWL and London Life entered into a Product Supply and Distribution Agreement with National Bank of Canada. Pursuant to this agreement, National Bank of Canada has agreed to make certain of its products and services available for distribution by GWL and London Life, and GWL and London Life have agreed to market, promote and arrange for the sale and distribution of such products through their respective sales forces.

GWL Preferred Shares Series N Exchange

On November 13, 2002, Lifeco and GWL entered into an agreement pursuant to which Lifeco agreed to exchange 2,911,955 Non-Cumulative Preferred Shares, Series N of GWL (the "GWL Preferred Shares Series N") then owned by it for 15,318 newly issued GWL Common Shares. The transaction was completed on November 22, 2002, and the GWL Preferred Shares Series N have been cancelled.

Consolidated Capitalization of Lifeco

The following table sets forth the consolidated capitalization of Lifeco at September 30, 2002 and the adjusted consolidated capitalization of Lifeco at September 30, 2002 after giving effect to the Offering.

			As at September 30, 2002	
			Actual	As Adjusted
(in millions of Canadian dollars)			(unaudited)	
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2031, unsecured			200	200
7.25% Subordinated capital income securities due June 30, 2048			278	278
Total Debentures and Subordinated Debt			678	678
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ •
Minority and Other Interests				
Participating policyholders equity	GWL		328	328
	London Life		902	902
	GWL&A		235	235
			1,465	1,465
LIG Preferred Shares	Series D	note 1	125	125
LIG Preferred Shares	Series E	note 1	125	125
GWL Preferred Shares	Series L		52	52
GWL Preferred Shares	Series O		157	157
			459	459
Minority Interests in Capital Stock and Surplus			2	2
Total Minority and Other Interests			$1,926	$1,926
Capital Stock and Surplus				
Lifeco Preferred Shares	Series B	note 2	100	100
Lifeco Preferred Shares	Series C		100	100
Lifeco Preferred Shares	Series D		200	200
Lifeco Preferred Shares	Series 1, Class A		130	130
			$ 530	$ 530
Common Shares			1,552	1,552
Shareholders retained earnings			2,633	2,633
Total shareholders equity			$4,715	$4,715
Total Policyholder and Shareholder Equity			$6,641	$6,641
Total Capitalization			$7,319	$ •

Notes:

1. The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.

2. The Lifeco Preferred Shares, Series B, are to be redeemed on December 31, 2002.

Consolidated Capitalization of GWL

The following table sets forth the consolidated capitalization of GWL at September 30, 2002 and the adjusted consolidated capitalization of GWL at September 30, 2002 after giving effect to the Offering.

			At September 30, 2002	
			Actual	As Adjusted
(in millions of Canadian dollars)			(unaudited)	
Subordinated Debt				
6.75% Debentures due August 10, 2015, unsecured			$ 200	$ 200
6.74% Debentures due November 24, 2036, unsecured			200	200
Subordinated note due September 30, 2010, non interest bearing		note 1	63	63
Total Debentures and Subordinated Debt			463	463
Great-West Life Trust Securities (the Offering)				
GREATs Series A			$ —	$ •
Minority Shareholder Interests				
London Life Preferred Shares	Series C		200	200
LIG Preferred Shares	Series D	note 2	125	125
LIG Preferred Shares	Series E	note 2	125	125
			450	450
Minority Interest in Capital Stock and Surplus			2	2
Total Minority Shareholder Interest			452	452
Policyholder and Shareholder Equity				
Participating policyholders equity			$1,230	$1,230
GWL Preferred Shares	Series L		52	52
	Series N	note 3	73	—
	Series O		157	157
Total GWL Preferred Shares			$ 282	$ 209
Common Shares		note 3	720	793
Shareholder Surplus			1,260	1,260
Total shareholders equity			$2,262	$2,262
Total Policyholder and Shareholder Equity			$3,492	$3,492
Total Capitalization			$4,407	$ •

Notes:

(1) The Subordinated note is to be repaid on December 31, 2002.

(2) The LIG Preferred Shares, Series D and E are to be redeemed on December 31, 2002.

(3) On November 22, 2002, the GWL Preferred Shares Series N, held by Lifeco, were exchanged by Lifeco for 15,318 GWL Common Shares.

Minimum Continuing Capital and Surplus Requirements

The Insurance Act requires GWL to maintain adequate capital and adequate and appropriate forms of liquidity in relation to their operations. In furtherance of this requirement, the Superintendent has established the Minimum Continuing Capital and Surplus Requirements ("MCCSR").

The following table sets forth the MCCSR ratios of GWL as at the dates indicated.

	December 31				
	2001	2000	1999	1998	1997
MCCSR Ratio	199%	196%	210%	196%	185%

The MCCSR ratio of GWL as at September 30, 2002, on a pro forma basis, would have been 203%, after giving effect to an issue of GREATs Series A in the amount of $350 million, being the maximum amount of GREATs that GWL may raise as Tier 1 capital under the MCCSR, the redemption of the $125 million LIG Class 1 Preferred Shares, Series D 7.25%, the redemption of the $125 million LIG Class 1 Preferred Shares, Series E 7.20%, the repayment of a $62.5 million non-interest bearing subordinated note held by Lifeco, and the payment by GWL of a $ • million common share dividend to Lifeco. See "Documents Incorporated by Reference", specifically GWL's audited consolidated comparative financial statements as at and for the year ended December 31, 2001 and GWL's interim unaudited consolidated comparative financial statements as at and for the nine-month period ended September 30, 2002.

DESCRIPTION OF THE TRUST SECURITIES

Great-West Life Trust Securities — Series A

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GREATs Series A. This summary is qualified in its entirety by the provisions of the Declaration of Trust. For information concerning GWL Exchange Shares into which, in certain circumstances, the GREATs Series A are exchangeable, see "Description of Share Capital of GWL — GWL Preferred Shares Series YY and ZZ" and for information with respect to the Great-West Life Series A Debenture, see "Description of the Great-West Life Series A Debenture".

Indicated Yield

Holders of GREATs Series A will be entitled to receive the Indicated Yield, being a cash amount of $ • per GREATs Series A, in respect of each Distribution Period on the Distribution Date immediately following that Distribution Period unless a Distribution Diversion Event has occurred. The initial Indicated Yield, payable on December 31, 2002 will be approximately $ • per GREATs Series A, assuming a Closing Date of • , 2002.

A Distribution Date will be a Regular Distribution Date unless (i) GWL fails to declare Dividends on the GWL Preferred Shares Series Q or (ii) if there are Public Preferred Shares outstanding, GWL fails to declare Dividends on any of the Public Preferred Shares in accordance with their respective terms, in either case, during the Dividend Reference Period. Accordingly, whether or not the Indicated Yield on the GREATs Series A will be payable by the Trust on any Distribution Date will be determined prior to the commencement of the Distribution Period ending on the day preceding that Distribution Date. On each Regular Distribution Date, the Trust will pay the Indicated Yield to the holders of the GREATs Series A and the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the Indicated Yield on the GREATs Series A. If GWL does not declare a Dividend during the relevant Dividend Reference Period, a Distribution Diversion Event will occur.

If a Distribution Diversion Event occurs, the Distribution Date occurring on the day immediately following the end of the first Distribution Period following the Distribution Diversion Event will be a Distribution Diversion Date. In that case, although the Great-West Life Series A Debenture will pay interest to the Trust on the Debenture Interest Payment Date, the Trust will not pay the Indicated Yield on the GREATs Series A on the Distribution Diversion Date; instead, it will pay the Net Distributable Funds, if any, as at such Distribution Diversion Date to the holder of the Special Trust Securities.

If the Net Distributable Funds of the Trust are insufficient to enable the Trust to pay the Indicated Yield on all outstanding GREATs Series A on a Regular Distribution Date, the Trust will, nevertheless, pay such portion of the Indicated Yield as may then be paid with the Net Distributable Funds and the amount of the Indicated Yield remaining unpaid then will form part of the Accumulated Unpaid Indicated Yield until it is paid. The Trust may pay the Accumulated Unpaid Indicated Yield to the holders of the GREATs Series A at any time; however, the Trust will not be obligated, and holders of GREATs Series A will not have any right to cause the Trust, to pay such amount until the occurrence of an event giving rise to the obligation of the Trust to pay the Early Redemption Price or the Redemption Price, as the case may be. See " — Rights on Termination of the Trust".

Voting Rights

The GREATs are non-voting except in the limited circumstances set out in the Declaration of Trust involving changes to the terms and conditions of the GREATs. The Declaration of Trust provides that those terms and conditions may be changed if authorized by the holders of GREATs by way of an Extraordinary Resolution. The holder of the Special Trust Securities must approve any such change and, in addition, any such change that would affect the status of the GREATs as capital of GWL is subject to Superintendent Approval. The term "Extraordinary Resolution" means, in effect, a resolution passed by the holders of GREATs representing not less than 66⅔% of the GREATs represented and voted at a meeting of holders of GREATs, or a resolution in writing signed by the holders of GREATs representing not less than 66⅔% of the outstanding GREATs. The quorum at any such meeting will be two or more holders of GREATs present in person or represented by proxy and owning or representing not less than 25% of the aggregate number of GREATs then outstanding, provided that if a quorum is not present and the meeting is adjourned, at the meeting following such adjournment those holders present in person or represented by proxy will constitute a quorum even though they may represent less than 25% of the aggregate number of GREATs then outstanding. Notwithstanding the foregoing, the Trustee may, without the consent of holders of GREATs, execute instruments supplemental to the Declaration of Trust and any other relevant instruments for certain limited purposes, including curing ambiguities or defects, and making any modification that, in the opinion of the Trustee, would not be prejudicial to the interests of holders of GREATs and making such changes as may be required to conform with applicable regulatory requirements from time to time.

Trust Redemption Right

On December 31, 2007 and on any Distribution Date thereafter, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 60 days' prior written notice, may redeem the GREATs Series A in whole or in part, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

Any partial redemption will be carried out by lot or in some other equitable manner.

Trust Special Event Redemption Right

Upon the occurrence, at any time, of a Regulatory Event or a Tax Event, the Trust, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time, all but not less than all of the GREATs Series A, without the consent of the holders, for an amount in cash per GREATs Series A equal to (i) the Early Redemption Price, if the GREATs Series A are redeemed prior to December 31, 2012, and (ii) the Redemption Price, if the GREATs Series A are redeemed on or after December 31, 2012.

"Regulatory Event" means (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) the receipt by the Trust or GWL of a notice or advice from the Superintendent that the GREATs Series A no longer qualify as eligible Tier 1 capital under the Superintendent's interpretation of the MCCSR.

"Tax Event" means the receipt by GWL or the Trust of an opinion of independent counsel of recognized standing experienced in such matters (who may be counsel to GWL or the Trust) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, of Canada or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of an intention to adopt such procedures or regulations) by any legislative body, court, governmental authority or agency or regulatory body having appropriate jurisdiction (collectively, "Administrative Action") or (iii) any amendment to, clarification of, or change in, the official position or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental authority or agency or regulatory body, irrespective of the manner in which such amendment, clarification,

change, interpretation or pronouncement is made known, which amendment, clarification or change is effective or such interpretation or pronouncement is announced on or after the date of issue of the GREATs Series A, there is more than an insubstantial risk that (A) the treatment of any of GWL's or the Trust's items of income or expense (including the treatment by GWL or the Trust of interest on the Great-West Life Series A Debenture or of distributions made on the GREATs Series A or the Special Trust Securities) or the treatment of the Great-West Life Series A Debenture or other property of the Trust, in each case as reflected in tax returns filed (or to be filed), will be challenged by a taxing authority, and that such challenge could subject GWL or the Trust to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities or (B) GWL or the Trust is, or will be, subject to more than a de minimis amount of taxes, duties or other governmental charges or civil liabilities.

Holder Exchange Right

Holders of GREATs Series A will have the right, at any time, on not less than three and not more than 90 days' prior written notice to the Trust and GWL, to surrender all or part of their GREATs Series A to the Trust at a price, for each GREATs Series A, equal to 40 newly issued GWL Preferred Shares Series ZZ. The Trust will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase GREATs Series A tendered for surrender to the Trust so long as the holder of the GREATs Series A so tendered has not withheld consent to the purchase of its GREATs Series A. If a substituted purchaser is found, the price to be paid to the holders of the GREATs Series A will be not less than 90% of the closing price of the GREATs Series A on the last trading day immediately before the date fixed for purchase and such purchase price is intended to represent a fair equivalent in cash of the Surrender Price. Since the GREATs Series A will not be listed on any public securities exchange, the "closing price" of any GREATs Series A for that trading day will be the average of the last institutional bid price of such GREATs Series A as quoted by two major Canadian investment dealers selected by GWL for this purpose.

The GWL Preferred Shares Series ZZ will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $ • per share, representing an annual yield of • %. The Holder Exchange Right will be effected through the conversion by the Trust of the corresponding principal amount of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. The Trust, as holder of the Great-West Life Series A Debenture, will have the right at any time to convert all or part of the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ. Immediately following that conversion, the Trust will arrange through CDS to credit the accounts of the holders of GREATs Series A exercising the Holder Exchange Right with the requisite number of GWL Preferred Shares Series ZZ and the GREATs Series A surrendered for exchange will be cancelled.

As long as the GREATs Series A are held in the CDS book-entry only system, beneficial owners of GREATs Series A may exercise the Holder Exchange Right by providing instructions to the Participants through whom they hold GREATs Series A. In turn, such Participants will communicate those exchange instructions to the Trustee through CDS. Participants may be required to include a declaration on behalf of any beneficial holder of GREATs Series A purporting to exercise the Holder Exchange Right for the purpose of establishing whether any such beneficial holder would as a result of the exercise of the Holder Exchange Right be an Ineligible Person. Where GREATs Series A are not held in the CDS book-entry only system, the Holder Exchange Right may be effected by the registered holder of GREATs Series A depositing with the Trustee, within the time periods referred to above, certificates representing the GREATs Series A with a duly completed exchange panel in the form contemplated by the Declaration of Trust.

Pursuant to the Share Exchange Agreement, GWL will agree to issue, and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

"Significant Shareholder" means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of GWL in excess of 10% of the total number of outstanding shares of that class.

Upon the exercise of the Holder Exchange Right, the Trust reserves the right not to deliver GWL Preferred Shares Series ZZ to any person whose address is in, or whom the Trust or GWL has reason to believe is a resident of, any jurisdiction outside Canada (an "Ineligible Person"), to the extent that such delivery would require the Trust or GWL to take any action to comply with securities, insurance or analogous laws of such jurisdiction. In such circumstances, the Trustee will hold all GWL Preferred Shares Series ZZ that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Trustee will attempt to sell such GWL Preferred Shares Series ZZ (to parties other than GWL and its affiliates) on behalf of such Ineligible Persons. Such sales, if any, will be made as soon as the Trustee determines it to be practicable and at such market price or prices as the Trustee may obtain. None of GWL, Lifeco or the Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series ZZ on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Trustee from the sale of any GWL Preferred Shares Series ZZ will be divided among the Ineligible Persons in proportion to the number of GWL Preferred Shares Series ZZ that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the customary practice and procedures of CDS ("CDS Procedures") or otherwise.

Automatic Exchange

Each GREATs Series A will be exchanged automatically, without the consent of the holder, for 40 GWL Preferred Shares Series YY upon the occurrence of a Loss Absorption Event. The GWL Preferred Shares Series YY will pay semi-annual non-cumulative cash dividends, as and when declared by the GWL Board of Directors, equal to $ • per share, representing an annual yield of • %. The Automatic Exchange will be deemed to occur as of 8:00 a.m. (Eastern time) on the date that a Loss Absorption Event occurs. The Automatic Exchange will be effected pursuant to the terms of the Share Exchange Agreement and the Declaration of Trust. As of the time of the exchange, each holder of GREATs Series A shall be deemed to have exchanged and transferred to GWL all of such holder's right, title and interest in and to its GREATs Series A and shall cease to be a holder thereof and all rights of such holder's right as a securityholder of the Trust will cease and such person shall therefrom be deemed to be and shall be for all purposes a holder of GWL Preferred Shares Series YY. Upon an Automatic Exchange and the deemed exchange of the GREATs Series A by their holders, the Exchange Trustee will arrange through CDS to credit the accounts of the holders of GREATs Series A with the requisite number of GWL Preferred Shares Series YY in accordance with their respective entitlements. GWL will mail notice of the occurrence of the Loss Absorption Event to the Trustee within 10 days of such event. If for any reason the Automatic Exchange does not result in the exchange of all GREATs Series A then outstanding for GWL Preferred Shares Series YY, the Trust will redeem each GREATs Series A not so exchanged for 40 GWL Preferred Shares Series YY. The Trust will have the right, pursuant to the Subscription Right, to have GWL issue to the Trust a sufficient number of GWL Preferred Shares Series YY for that purpose.

Upon an Automatic Exchange, GWL reserves the right not to deliver GWL Preferred Shares Series YY to Ineligible Persons or to any person who would as a result of the Automatic Exchange become a Significant Shareholder. In such circumstances, the Exchange Trustee will hold all GWL Preferred Shares Series YY that would otherwise be issued to Ineligible Persons or Significant Shareholders, as their agent, and the Exchange Trustee will attempt to sell such GWL Preferred Shares Series YY (to parties other than GWL and its affiliates) on their behalf. Such sales, if any, will be made as soon as the Trustee determines it to be practicable and at such market price or prices as the Trustee may obtain. None of GWL, Lifeco or the Exchange Trustee will be subject to any liability for failing to sell GWL Preferred Shares Series YY on behalf of any such Ineligible Persons or Significant Shareholders or at any particular price on any particular day. The net proceeds received by the Exchange Trustee from the sale of any GWL Preferred Shares Series YY will be divided among the Ineligible Persons and the Significant Shareholders in proportion to the number of GWL Preferred Shares Series YY that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Exchange Trustee will make payment of the aggregate net proceeds to CDS (if the GREATs Series A are then held in the book-entry only system) or to the the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons and the Significant Shareholders in accordance with CDS Procedures or

otherwise. The procedures to be followed in respect of the disposition of GWL Preferred Shares Series YY on behalf of Ineligible Persons will be as set forth under "— Holder Exchange Right".

If an Automatic Exchange were to occur and GWL Preferred Shares Series YY are issued in exchange for GREATs Series A, the cost-effective nature of the consolidated capital raised by GWL through the issuance of the GREATs Series A (assuming the Superintendent approves the inclusion of the GREATs Series A as Tier 1 capital of GWL) would be lost. Accordingly, it is in the interest of Lifeco and GWL to ensure that a Loss Absorption Event does not occur, although the events that could give rise to a Loss Absorption Event may be beyond their control.

Non-Resident Ownership Restrictions

Non-residents of Canada within the meaning of the Tax Act may not own in the aggregate more than 50% of the GREATs outstanding at any time. The Trust will not accept any subscription for GREATs from any person, issue any GREATs to any person or register or otherwise recognize a transfer of any GREATs to any person if, after giving effect thereto, more than 50% of the outstanding GREATs would be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell GREATs in order to remedy any contravention of this restriction.

Extinguishment of Rights of Holders

As of the time of exchange, each holder of GREATs Series A surrendered for exchange will cease to be a holder thereof and all rights of such holder as a securityholder of the Trust will cease. Such holder after that time will be deemed to be for all purposes and will be for all purposes a holder of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as the case may be (unless payment in the form of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ is not made). The GREATs Series A surrendered for exchange pursuant to the Holder Exchange Right will be cancelled.

Purchase for Cancellation

On and after December 31, 2007, the GREATs Series A may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities. The purchases may be made in the open market or by tender or private contract at any price. Any such purchases will require Superintendent Approval. GREATs Series A purchased by the Trust will be cancelled and will not be reissued.

Rights on Termination of the Trust

As long as any GREATs Series A are outstanding and held by any person other than GWL, the Trust may only be terminated with the approval of the holder of the Special Trust Securities and with Superintendent Approval (i) upon the occurrence of a Special Event prior to December 31, 2007 or (ii) for any reason on December 31, 2007 or on the last day of June and December of each year thereafter. The Declaration of Trust provides that holders of GREATs Series A are not entitled to initiate proceedings for the termination of the Trust.

Holders of GREATs and holders of Special Trust Securities will rank *pari passu* in the distribution of the property of the Trust in the event of a termination of the Trust, after the discharge of claims of creditors, if any. The entitlement of the holder of each GREATs Series A on a termination of the Trust will be determined by multiplying the Early Redemption Price (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the Redemption Price (in all other cases), in either case, by a fraction, the numerator of which is the value of the Trust Assets to be distributed to holders of Trust Securities and the denominator of which is an amount equal to the sum of (i) the aggregate Early Redemption Prices of all GREATs Series A then outstanding (if the termination is as a result of action taken by GWL and occurs prior to December 31, 2012) or the aggregate Redemption Prices of all GREATs Series A then outstanding (in all other cases), (ii) the aggregate Redemption Prices or Early Redemption Prices, as applicable, of all GREATs then outstanding and not provided for under (i) above, and (iii) an amount equal to the aggregate subscription price for all Special Trust Securities then outstanding (such fraction being the "Termination Distribution Ratio"). Should additional series of GREATs be issued, then the Termination Distribution Ratio will be calculated to

reflect the issuance of such additional GREATs and to recognize that all outstanding series of GREATs will rank *pari passu*. The entitlement of GWL, as the holder of the Special Trust Securities, will be determined by multiplying GWL's subscription price for all Special Trust Securities then outstanding by the Termination Distribution Ratio.

So long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will approve the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable. See "Description of the Trust Securities — Great-West Life Trust Securities — Share Exchange Agreement."

Dividend Stopper Undertaking

If the Trust fails on any Regular Distribution Date to pay the Indicated Yield on the GREATs Series A in full, GWL and Lifeco have agreed for the benefit of holders of GREATs Series A that (i) GWL will not pay Dividends on the GWL Dividend Restricted Shares or (ii) if GWL Dividend Restricted Shares are not outstanding, Lifeco will not pay Dividends on the Lifeco Dividend Restricted Shares, in each case, until the Dividend Payment Resumption Month, unless the Trust first pays such Indicated Yield (or the unpaid portion thereof) to the holders of GREATs Series A. Any Indicated Yield (or portion thereof) that the Trust fails to pay to the holders of GREATs Series A on a Regular Distribution Date will form part of the Accumulated Unpaid Indicated Yield. It is in the interest of Lifeco and GWL to ensure, to the extent within their control, that the Trust pays the Indicated Yield on the GREATs Series A on each Regular Distribution Date so as to avoid triggering the Dividend Stopper Undertaking.

The following table indicates the relationship among the Dividend Reference Period, the Distribution Period, the Distribution Date and the Dividend Payment Resumption Month.

Dividend Reference Period	Commencement of the Current Distribution Period(1)	Distribution Date	Dividend Payment Resumption Month(2)
September 30, 2002 to December 30, 2002	December 31, 2002	June 30, 2003	June 2004
March 29, 2003 to June 29, 2003	June 30, 2003	December 31, 2003	December 2004
September 30, 2003 to December 30, 2003	December 31, 2003	June 30, 2004	June 2005

(1) The entitlement of holders of GREATs Series A to the Indicated Yield and the determination of whether a Distribution Date will be a Regular Distribution Date or a Distribution Diversion Date will be determined prior to the commencement of any Distribution Period.

(2) The Dividend Payment Resumption Month is only relevant if the Trust fails to pay the Indicated Yield in full on the GREATs Series A on any Regular Distribution Date.

Share Exchange Agreement

On closing of the Offering, the Trust, Lifeco, GWL and the Exchange Trustee, as trustee for the holders of the GREATs Series A and holders of the GWL Exchange Shares, will enter into the Share Exchange Agreement providing for, among other things:

(a) the Dividend Stopper Undertaking;

(b) the grant by GWL to the Exchange Trustee, for the benefit of the holders of GREATs Series A, of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange and the grant by the Exchange Trustee on behalf of the holders of GREATs Series A to GWL of the right to exchange GREATs Series A for GWL Preferred Shares Series YY upon an Automatic Exchange;

(c) the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series ZZ in order to enable the Trust to satisfy its obligations under the Holder Exchange Right where the Trust cannot otherwise satisfy such obligations pursuant to its rights under the Great-West Life Series A Debenture, and the grant by GWL to the Trust of the right to subscribe for GWL Preferred Shares Series YY in order to enable the Trust to redeem GREATs Series A that have not been exchanged for GWL

Preferred Shares Series YY pursuant to the Automatic Exchange on a Loss Absorption Event (such rights being collectively referred to as the "Subscription Right");

(d) the grant by Lifeco to GWL of the right to subscribe for Lifeco Common Shares to exchange for outstanding GWL Exchange Shares (the "GWL Preferred Shares Exchange Right"); and

(e) the purchase by Lifeco, or as arranged by Lifeco, for nominal consideration, of a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right, no person other than Lifeco will be a Significant Shareholder of the GWL Preferred Shares.

In addition, pursuant to the provisions of the GWL Preferred Shares Series ZZ and the GWL Preferred Shares Series YY, holders of such shares will have the right to exchange their shares into Lifeco Common Shares (the "Lifeco Common Share Exchange Right") subject to certain restrictions.

The issuance of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ and Lifeco Common Shares pursuant to these rights is subject to, where necessary, obtaining of an exemption under applicable securities legislation in certain of the provinces and territories of Canada and, in the case of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, Superintendent Approval. Applications for Superintendent Approval and these exemptions have been made by GWL. Lifeco and GWL will take all necessary corporate action before the Closing Date to enable them to comply with their obligations in respect of these rights.

The Share Exchange Agreement will also provide that, as long as any GREATs Series A are outstanding and held by any person other than GWL, and provided that GWL does not have outstanding Public Preferred Shares, Lifeco will not declare or pay Dividends during a Distribution Period on any of the Lifeco Dividend Restricted Shares unless GWL has declared and paid a Dividend on the GWL Preferred Shares Series Q during the Dividend Reference Period preceding that Distribution Period.

Lifeco and GWL will also agree in the Share Exchange Agreement to take or refrain from taking certain actions so as to ensure that holders of GREATs Series A will receive the benefit of the Exchange Provisions, including obtaining the requisite approval of holders of the GREATs Series A to any amendment to the provisions of the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ (other than any amendments relating to GWL Preferred Shares as a class).

The Share Exchange Agreement will also provide that:

(a) all the outstanding Special Trust Securities will be owned at all times, directly or indirectly, by GWL or, with Superintendent Approval, any of its subsidiaries;

(b) as long as any GREATs Series A are outstanding and held by any person other than GWL, neither Lifeco nor GWL will take any action to cause the termination of the Trust unless the Trust has sufficient funds to pay the Early Redemption Price or the Redemption Price, as applicable, and only with Superintendent Approval; and

(c) neither Lifeco nor GWL will assign or otherwise transfer any of its obligations under the Share Exchange Agreement, except in the case of a merger, amalgamation, reorganization or a sale of substantially all of the assets of Lifeco or GWL, as the case may be.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the Declaration of Trust and the Share Exchange Agreement will provide that holders of GREATs Series A will be entitled to receive, pursuant to the Exchange Provisions, after the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable, the number of GWL Exchange Shares or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or a comparable transaction affecting the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ, as applicable that such holder would have received had its GREATs Series A been exchanged,

pursuant to the Exchange Provisions, for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, immediately prior to the record date of the capital reorganization, merger or amalgamation. Similarly, the terms and conditions of the Great-West Life Series A Debenture will provide that the holder of the Great-West Life Series A Debenture will be entitled to receive, after the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, the number of GWL Preferred Shares Series ZZ or other securities or consideration of GWL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ, that such holder would have received had the Great-West Life Series A Debenture been converted into GWL Preferred Shares Series ZZ immediately prior to the record date of the capital reorganization, merger or amalgamation of GWL or comparable transaction affecting the GWL Preferred Shares Series ZZ. The entitlement of the Trust under the Subscription Right will be similarly adjusted.

Additional Securities of the Trust

The Trust may issue, at any time and from time to time, additional Special Trust Securities of any series or GREATs of another series without the authorization of holders of GREATs Series A. If the Trust issues additional series of GREATs, the rights, privileges, restrictions and conditions attached to those additional series may vary materially from those of the GREATs Series A. In such event, the rights of the holders of GREATs Series A to receive the Indicated Yield from the Net Distributable Funds of the Trust on any Regular Distribution Date and the right of the holders of GREATs Series A to receive property of the Trust on termination of the Trust may rank *pari passu* with the rights of the holders of GREATs of one or more other series in addition to the GREATs Series A.

Trust Assets

Initially, the principal assets of the Trust will be the Great-West Life Series A Debenture, which will mature on December 31, 2052. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments acquired from GWL. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or of any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or of any person related to GWL within the meaning of the Tax Act. Each of the Trust, GWL and Lifeco have agreed, subject to Superintendent Approval, to enter into agreements by which the assets in which the Trust may invest after December 31, 2052 will be held by the Trust for the purpose of meeting its obligations to the holders of the GREATs Series A.

Book-Entry Only Form

Except as otherwise provided below, the GREATs Series A will be issued in "book-entry only" form and must be purchased or transferred through Participants in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the Closing Date, the Trust will arrange for a global certificate representing the GREATs Series A to be delivered to, and registered in the name of, CDS. Except as described below, no holder of GREATs Series A will be entitled to a certificate or other instrument from the Trust or CDS evidencing that holder's ownership thereof, and no holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such holder. Each holder of GREATs Series A will receive a customer confirmation of purchase from the registered dealer from which the GREATs Series A are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the GREATs Series A. If (i) the book-entry only system ceases to exist, (ii) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the GREATs Series A and the Trust is unable to locate a qualified successor, or (iii) the Trust at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the GREATs Series A from the book-entry only system, then physical certificates representing the GREATs Series A will be issued to holders thereof or their nominees.

None of Lifeco, GWL, the Trustee, the Exchange Trustee or the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the GREATs Series A held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the GREATs Series A, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons, other than Participants having an interest in the GREATs Series A, must look solely to Participants, for payments or deliveries made by or on behalf of the Trust, GWL or Lifeco to CDS in respect of the GREATs Series A.

Transfers

Transfers of ownership of GREATs Series A will be effected only through records maintained by CDS for such GREATs Series A with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of GREATs Series A who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the GREATs Series A, may do so only through Participants. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to such holder's interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risk Factors Associated with the GREATs Series A — Liquidity of and Dealings in GREATs Series A".

Payments and Deliveries

The Trust will make, or cause to be made, payments of the Indicated Yield in respect of GREATs Series A to CDS as the registered holder of the GREATs Series A and the Trust understands that the payments will be forwarded by CDS to Participants in accordance with CDS Procedures. Deliveries of GWL Preferred Shares Series ZZ in respect of the exercise of the Holder Exchange Right or deliveries of GWL Preferred Shares Series YY upon an Automatic Exchange will be made by or on behalf of the Trust and GWL, as applicable, to CDS as the registered holder of the GREATs Series A and the Trust and GWL, as applicable, understand that such shares will be forwarded by CDS to Participants in accordance with CDS Procedures. As long as CDS is the registered owner of the GREATs Series A, CDS will be considered the sole owner of the GREATs Series A for the purposes of receiving payments on the GREATs Series A, including payment of the Indicated Yield and the Early Redemption Price or Redemption Price on a redemption of the GREATs Series A by the Trust, or the delivery of GWL Exchange Shares upon the exercise or operation of the Exchange Provisions. As long as the GREATs Series A are held in the CDS book-entry only system, the responsibility and liability of the Trustee, GWL and/or Lifeco in respect of the GREATs Series A is limited to making payment of any amount due on the GREATs Series A and/or making delivery of GWL Exchange Shares in respect thereof to CDS or its nominee, as registered holder of GREATs Series A.

Special Trust Securities

Voting Rights

The Declaration of Trust provides that the Special Trust Securities are voting. The Holder of Special Trust Securities is entitled to vote in respect of, among other things (i) the termination of the Trust, as set forth under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Rights on Termination of the Trust", (ii) the removal and replacement of the Trustee and (iii) the removal and replacement of the Administrative Agent.

Distributions

On any Regular Distribution Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust remaining after payment of the indicated yield on all GREATs (including the GREATs Series A). On a Distribution Date that is a Distribution Diversion Date, the holder of the Special Trust Securities will be entitled to receive the Net Distributable Funds, if any, of the Trust and payment of the indicated yield will not be made on any GREATs (including the GREATs Series A). On a

Debenture Interest Payment Date that is also a Distribution Diversion Date, the interest then due and payable on the Great-West Life Series A Debenture will be paid to the Trust which will then distribute such amount to the holder of the Special Trust Securities as the Net Distributable Funds.

Redemption

The Trust may redeem part of the Special Trust Securities at any time but will not redeem all unless there are no GREATs outstanding. Any such redemption will require Superintendent Approval.

Rights on Termination of the Trust

In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, the holder of the Special Trust Securities will be entitled to participate, *pari passu* with the holders of the GREATs, in the distribution of the remaining property of the Trust. On a termination of the Trust, the holder of the Special Trust Securities will be entitled to receive an amount equal to the subscription price of the Special Trust Securities then outstanding multiplied by the Termination Distribution Ratio.

DESCRIPTION OF SHARE CAPITAL OF GWL

General

The authorized capital of GWL consists of an unlimited number of common shares (the "GWL Common Shares") and an unlimited number of preferred shares, issuable in series (the "GWL Preferred Shares"). Lifeco owns all of the outstanding GWL Common Shares. At November 25, 2002, of the GWL Preferred Shares, there were issued and outstanding 2,093,032 Non-Cumulative Preferred Shares, Series L (the "GWL Preferred Shares Series L") and 6,278,671 Non-Cumulative Preferred Shares, Series O (the "GWL Preferred Shares Series O"). As described below, in certain circumstances the GWL Preferred Shares Series L and the GWL Preferred Shares Series O are convertible into, respectively, Non-Cumulative Preferred Shares, Series M (the "GWL Preferred Shares Series M") and Non-Cumulative Preferred Shares, Series P (the "GWL Preferred Shares Series P"). Although authorized, at the present time, no GWL Preferred Shares Series M or GWL Preferred Shares Series P are issued and outstanding.

GWL Preferred Shares

The GWL Preferred Shares may be issued in one or more series at such price and with such rights, privileges, restrictions and conditions as the GWL Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares and the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series L, GWL Preferred Shares Series M, GWL Preferred Shares Series O, GWL Preferred Shares Series P. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares and each series thereof.

Certain Provisions of the GWL Preferred Shares

Priority

The GWL Preferred Shares of each series shall, with respect to the payment of dividends, rank in priority to the GWL Common Shares and any other shares ranking junior to the GWL Preferred Shares. In the event of the liquidation, dissolution or winding-up of GWL, whether voluntary or involuntary, or any other distribution of the assets of GWL among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of all claims arising under policies issued by GWL and of the claims of all creditors of GWL and of holders of shares of GWL ranking prior to the GWL Preferred Shares, the holders of GWL Preferred Shares of each series shall be entitled to receive an aggregate amount equal to the amount paid up thereon plus such premium, if any, as has been provided for with respect to the GWL Preferred Shares of such series plus, in the case of a series of GWL Preferred Shares having cumulative dividends, all accrued and unpaid cumulative dividends on such shares (which, for such purpose, shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends were paid to the date of

distribution) or, in the case of a series of GWL Preferred Shares having non-cumulative dividends, any declared and unpaid dividends thereon, before any amount shall be paid or any assets of GWL distributed to holders of the GWL Common Shares or of shares of any other class of GWL ranking junior to the GWL Preferred Shares. After payment to the holders of the GWL Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of GWL. The GWL Preferred Shares of each series may be given such other preferences over the GWL Common Shares or any other shares of GWL ranking junior to the GWL Preferred Shares as the GWL Board of Directors may determine.

Voting Rights

The holders of GWL Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of GWL or of its shareholders, except as may be specifically provided in the provisions attaching to the GWL Preferred Shares of such series.

Approval by Holders of GWL Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the GWL Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the GWL Preferred Shares as a class, to create a class of shares ranking prior to or *pari passu* with the GWL Preferred Shares with respect to the payment of dividends or the distribution of assets or to issue any additional GWL Preferred Shares or any shares ranking prior to or *pari passu* with the GWL Preferred Shares unless, at the date of such issuance, all cumulative dividends up to and including the last completed period for which such cumulative dividends shall be payable shall have been declared and paid in respect of each series of cumulative GWL Preferred Shares then issued and outstanding and any declared non-cumulative dividends shall have been paid in respect of each series of non-cumulative GWL Preferred Shares then issued and outstanding. The approval of all deletions from or additions to or variations of the provisions of the GWL Preferred Shares as a class, to the creation of a class of shares ranking prior to or *pari passu* with GWL Preferred Shares or to the issuance of additional GWL Preferred Shares or any shares ranking in priority thereto or *pari passu* therewith and any other approval required to be given by the holders of the GWL Preferred Shares as a class may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding GWL Preferred Shares or by a resolution passed by at least two-thirds of the votes cast at a meeting of the holders of GWL Preferred Shares duly called for that purpose and held upon at least 15 days' notice at which the holders of a majority of the outstanding GWL Preferred Shares are present or represented by duly qualified proxy. If at any such meeting, the holders of a majority of the outstanding GWL Preferred Shares are not present or represented by duly qualified proxy within one-half hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairperson of the meeting and not less than seven days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting, the holders of GWL Preferred Shares present or represented by duly qualified proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of GWL Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting, the appointment of proxies therefore and the conduct thereof shall be those from time to time prescribed by the Insurance Act and the by-laws of GWL with respect to meetings of GWL, *mutatis mutandis*. On every poll taken at a meeting or adjourned meeting of holders of GWL Preferred Shares, every holder of GWL Preferred Shares shall be entitled to one vote in respect of each GWL Preferred Shares held by the holder. All variations to the provisions of the GWL Preferred Shares as a class are also subject to the Insurance Act and Superintendent Approval.

Certain Provisions of the GWL Preferred Shares Series L

The GWL Preferred Shares Series L rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly until October 31, 2007 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 75% of Prime and 4.50% per annum. GWL has

the right to redeem the GWL Preferred Shares Series L on October 31, 2007 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series L are convertible at the option of the holder into GWL Preferred Shares Series M on a share-for-share basis on October 31, 2007 and on every fifth anniversary thereof, except in certain circumstances.

"Prime" means, for any quarterly dividend period, the arithmetic average of the Prime Rates quoted by two reference banks selected by GWL in effect during each day during the three month period which ends on the last day of the calendar month immediately preceding the applicable dividend payment date in respect of which the determination is being made, and "Prime Rate" is the reference rate as quoted by those two banks for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada.

Certain Provisions of the GWL Preferred Shares Series M

The GWL Preferred Shares Series M have terms substantially similar to those of the GWL Preferred Shares Series L, except with respect to dividends. The GWL Preferred Shares Series M have a fixed non-cumulative dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 80% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series M on October 31, 2012 and on every fifth anniversary thereof in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series M have the right to convert such shares into GWL Preferred Shares Series L on a share-for-share basis on October 31, 2012 and on every fifth anniversary thereof, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series O

The GWL Preferred Shares Series O rank equally with all other GWL Preferred Shares and have a fixed non-cumulative dividend of 5.55% per annum, payable quarterly until October 31, 2010 and thereafter have a floating dividend rate, payable quarterly equal to the greater of 80% of Prime and 4.75% per annum. GWL has the right to redeem the GWL Preferred Shares Series O on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The GWL Preferred Shares Series O are convertible at the option of the holder into GWL Preferred Shares Series P on a share-for-share basis on October 31, 2010 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

Certain Provisions of the GWL Preferred Shares Series P

The GWL Preferred Shares Series P have terms substantially similar to those of the GWL Preferred Shares Series O, except with respect to dividends. The GWL Preferred Shares Series P have a fixed non-cumulative quarterly dividend set by the board of directors of GWL every five years at a rate per annum equal to not less than 85% of the then current yield of a five-year Government of Canada bond, payable quarterly. GWL has the right to redeem the GWL Preferred Shares Series P on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter in whole or in part for $25.00 cash per share plus declared and unpaid dividends. Holders of GWL Preferred Shares Series P have the right to convert such shares into GWL Preferred Shares Series O on a share-for-share basis on November 1, 2015 and on the last day of every successive period of five years plus one day thereafter, except in certain circumstances.

GWL Preferred Shares Series YY and ZZ

The following is a summary of the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series YY and the GWL Preferred Shares Series ZZ. For information concerning Lifeco Common Shares into which the GWL Exchange Shares are exchangeable, see "Description of Share Capital of Lifeco — Lifeco Common Shares".

Dividends

Holders of GWL Preferred Shares Series ZZ will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $ • per share (representing an annual yield of • %), payable on the last day of June and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). Holders of GWL Preferred Shares Series YY will be entitled to receive semi-annual non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $ • per share (representing an annual yield of • %), payable on each Dividend Payment Date. If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Exchange Shares on or before the Dividend Payment Date for a particular semi-annual period, the rights of the holders of GWL Exchange Shares to receive such dividends, or any part thereof, for such semi-annual period will be extinguished.

Redemption

The GWL Exchange Shares will not be redeemable prior to December 31, 2007. On and after that date, but subject to the provisions of the Insurance Act and Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Exchange Shares, without the consent of the holders, by either:

(a) the payment of $25 together with any declared and unpaid dividends on GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, as applicable, to the date of the redemption (the "Cash Redemption Price"); or

(b) subject to the approval of any applicable regulatory authority, including any applicable stock exchange, the delivery of that number of fully-paid and freely tradeable Lifeco Common Shares listed on a recognized stock exchange in Canada for each such GWL Exchange Share so redeemed determined by dividing the Cash Redemption Price by the Common Share Exchange Rate.

Fractional Lifeco Common Shares will not be issued on any redemption of GWL Exchange Shares, but instead, Lifeco or any affiliate of Lifeco will make cash payments equal to the balance of the Cash Redemption Price not otherwise satisfied by the delivery of Lifeco Common Shares.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, respectively, are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine. See also "Exchange of GWL Exchange Shares at the Option of the Holder".

On a redemption of GWL Exchange Shares for Lifeco Common Shares, GWL reserves the right not to deliver Lifeco Common Shares to any Ineligible Person or a person who, as a result, would become a Significant Shareholder.

Exchange of GWL Exchange Shares at the Option of the Holder

Holders of GWL Exchange Shares will be entitled to exchange their GWL Exchange Shares with Lifeco or any affiliate of Lifeco for Lifeco Common Shares in the following manner:

On any Exchange Date, and provided that a Loss Absorption Event has not occurred and is not then continuing, each GWL Exchange Share will be exchangeable, at the option of the holder on not more than 90 and not less than 60 days' prior written notice before the date fixed for exchange (which notice will be irrevocable), for that number of fully-paid and freely tradeable Lifeco Common Shares determined by dividing the Cash Exchange Price by the Common Share Exchange Rate. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Exchange Shares but, instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

If a Loss Absorption Event has occurred and is continuing, on and after June 30, 2013, the right of holders of GWL Exchange Shares to submit notice to Lifeco of their intention to exchange such shares into Lifeco Common Shares will be suspended until the Loss Absorption Event is no longer continuing and exchange notices may thereafter only be submitted in respect of Exchange Dates occurring after the cessation of the Loss Absorption Event, in accordance with the timing provisions referred to above. All notices of exchange delivered prior to the occurrence of the Loss Absorption Event in respect of any Exchange Date falling after such occurrence will be null and void. GWL will issue press releases notifying holders of GWL Exchange Shares as to the occurrence and cessation of any event giving rise to a suspension of the exchange right attached to GWL Exchange Shares. Any holder of GWL Exchange Shares that has submitted an exchange notice rendered null and void by the foregoing events will be required to submit a further exchange notice in order to subsequently exchange its shares.

The terms of the GWL Preferred Shares Series ZZ provide that a holder of GREATs Series A exercising the Holder Exchange Right with an effective Exchange Date on or after June 30, 2013, who wishes to immediately exchange GWL Exchange Shares to be so received into Lifeco Common Shares may do so, provided that a Loss Absorption Event has not occurred and is not then continuing, by completing the exchange instructions contained in the exchange panel of the GREATs Series A. In such circumstances, the exchange instructions so completed will be deemed to constitute a valid exchange notice pursuant to the terms of GWL Preferred Shares Series ZZ with the result that, upon the first Exchange Date on or after issuance and delivery of the GWL Preferred Shares Series ZZ pursuant to the Holder Exchange Right, such shares will be immediately exchanged into Lifeco Common Shares provided that a Loss Absorption Event has not occurred and is not then continuing. Accordingly, in that case, on the first Exchange Date on or after the effective date of exercise of the Holder Exchange Right, the holder will receive Lifeco Common Shares if so elected. Fractional Lifeco Common Shares will not be issued on any exchange of GWL Preferred Shares Series ZZ, but instead, Lifeco or an affiliate will make cash payments equal to the balance of the Cash Exchange Price not otherwise satisfied by the delivery of Lifeco Common Shares.

GWL, subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", as applicable, by prior written notice given not later than 40 days before the date fixed for exchange to all holders who have given an exchange notice may either (i) redeem for cash on the Business Day after the date fixed for exchange all but not less than all of the GWL Exchange Shares forming the subject matter of the applicable exchange notice or (ii) cause the holder of such GWL Exchange Shares to sell on the Business Day after the date fixed for exchange such GWL Exchange Shares to another purchaser or purchasers, if a purchaser or purchasers willing to purchase all but not less than all of such GWL Exchange Shares is or are found. Any such redemption or purchase will be made by the payment of an amount in cash equal to the Cash Redemption Price. In such event, GWL Exchange Shares to be so redeemed or purchased will not be exchanged on the date set forth in the exchange notice.

Upon exercise by a holder of its right to exchange GWL Exchange Shares for Lifeco Common Shares, Lifeco reserves the right not to issue Lifeco Common Shares to any Ineligible Person.

Presentation for Exchange, Redemption or Sale

An exchange, redemption or sale by a holder of GWL Exchange Shares will be effected by the holder transferring its GWL Exchange Shares to be exchanged, redeemed or sold, as the case may be, to the account of GWL, Lifeco or a designated affiliate of Lifeco in CDS (or, if GWL Exchange Shares are not then issued in book-entry only form, by depositing with the transfer agent for the GWL Exchange Shares, at one of its principal offices, certificates representing such GWL Exchange Shares).

Purchase for Cancellation

On and after December 31, 2007, but subject to the provisions of the Insurance Act, Superintendent Approval and the provisions described below under "Restrictions on Dividends and Retirement of Shares", GWL may at any time purchase for cancellation any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Exchange Shares will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Exchange Shares. The holders of GWL Exchange Shares will not be entitled to share in any further distribution of the property or assets of GWL.

Restrictions on Dividends and Retirement of Shares

So long as any GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ are outstanding, GWL will not at any time, without the approval of the holders of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, given as specified below:

(a) declare any dividend on the GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (other than stock dividends payable in the form of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ);

(b) redeem, purchase or otherwise retire any GWL Common Shares or any other shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively);

(c) redeem, purchase or otherwise retire less than all the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of GWL, redeem, purchase or otherwise retire any other shares ranking on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively;

unless, in each case, all dividends on the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to and including those payable on the Dividend Payment Date for the last completed period for which dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, respectively, up to the immediately preceding respective date or dates for payment and in respect of which the right of the holders thereof have not been extinguished, have been declared and paid or set aside for payment.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Exchange Shares.

In particular, GWL may issue and Lifeco may purchase or arrange for the purchase of additional GWL Preferred Shares to ensure that, on any vote of holders of GWL Preferred Shares, no person other than Lifeco will hold sufficient GWL Preferred Shares to determine the outcome of any vote. Pursuant to the Share Exchange Agreement, GWL will agree to issue and Lifeco will agree to purchase or arrange for the purchase of, for nominal consideration, a sufficient number of one or more new series of GWL Preferred Shares such that, on the exercise of the Holder Exchange Right or otherwise, no person other than Lifeco will be a Significant Shareholder in the GWL Preferred Shares.

Amendments to GWL Exchange Shares

GWL will not, without the approval of the holders of GWL Exchange Shares and any holders of GREATs Series A then outstanding given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Exchange Shares. In addition to this approval, GWL will not without, but may from time to time with, Superintendent Approval, make any such deletion or variation which might affect the

classification afforded the GWL Exchange Shares from time to time for capital adequacy requirements pursuant to the Insurance Act or the MCCSR.

GWL Preferred Shares Series YY Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series YY may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series YY at which at least 25% of the outstanding GWL Preferred Shares Series YY is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series YY (other than any amendments relating to the GWL Exchange Shares as a class) without the prior approval of 66⅔% of the holders of the GREATs Series A.

GWL Preferred Shares Series ZZ Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series ZZ may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series ZZ at which at least 25% of the outstanding GWL Preferred Shares Series ZZ is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement, GWL will agree that, for as long as any GREATs Series A remain outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the GWL Preferred Shares Series ZZ (other than any amendments relating to the GWL Exchange Shares as a class) without the prior approval of 66⅔% of the holders of the GREATs Series A.

Voting Rights

Subject to applicable law, the holders of GWL Exchange Shares as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of GWL unless and until the first time at which the GWL Board of Directors has not declared the whole dividend on any of the GWL Exchange Shares in any semi-annual period. In that event, the holders of the GWL Exchange Shares will be entitled to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to elect one director at such meeting and, for that purpose, will have one vote for each GWL Exchange Share held. The voting rights of the holders of the GWL Exchange Shares will cease upon payment by GWL of the first dividend on the GWL Exchange Shares to which the holders are entitled after the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the GWL Exchange Shares have again become extinguished, such voting rights will become effective again and so on from time to time.

Capital Reorganizations and Amalgamations

If there is a capital reorganization, merger or amalgamation of Lifeco, the Share Exchange Agreement will provide that holders of GWL Exchange Shares will be entitled to receive, pursuant to the Lifeco Common Share Exchange Right, after the capital reorganization, merger or amalgamation, the number of Lifeco Common Shares or consideration of Lifeco or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation that such holder would have received had its GWL Exchange Shares been exchanged, pursuant to the Lifeco Common Share Exchange Right, for Lifeco Common Shares immediately prior to the record date of the capital reorganization, merger or amalgamation.

Book-Entry Only Form

Unless GWL elects otherwise, the GWL Exchange Shares will be issued in "book-entry only" form, and may be purchased, held and transferred in substantially the same manner as the GREATs Series A. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form".

Listing of GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ

Pursuant to the Share Exchange Agreement, GWL will undertake to use all reasonable efforts to list on the TSX any GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ issued on the occurrence of an Automatic Exchange or exercise of the Holder Exchange Right, respectively.

GWL Preferred Shares Series Q

The following is a summary of the rights and privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q. This summary is qualified in its entirety by the share capital by-laws of GWL and the actual terms and conditions of the GWL Preferred Shares Series Q. Prior to the closing of the Offering, there will be 40,000 GWL Preferred Shares Series Q outstanding, at an issue price of $25 each. All of the GWL Preferred Shares Series Q will be held by Lifeco.

Dividends

Holders of GWL Preferred Shares Series Q are entitled to receive quarterly non-cumulative preferential cash dividends, as and when declared by the GWL Board of Directors and subject to the provisions of the Insurance Act, equal to $0.375 per share, payable on the last day of March, June, September and December in each year (each, a "Dividend Payment Date" for the purposes of this paragraph). If the GWL Board of Directors does not declare the dividends, or any part thereof, on the GWL Preferred Shares Series Q on or before the Dividend Payment Date for a particular quarterly period, the rights of the holders of GWL Preferred Shares Series Q to receive such dividends, or any part thereof, for such quarterly period will be extinguished.

Redemption

The GWL Preferred Shares Series Q are not redeemable until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may redeem at any time all, or from time to time any part, of the outstanding GWL Preferred Shares Series Q, without the consent of the holders, by the payment in cash of $25 for each GWL Preferred Shares Series Q to be redeemed, together with any declared and unpaid dividends to the date of redemption.

Written notice of any redemption will be given by GWL at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding GWL Preferred Shares Series Q are at any time to be redeemed, the shares to be redeemed will be selected by lot (in single shares or in units of 10 shares or less) or in such other manner as the GWL Board of Directors may determine.

Purchase for Cancellation

The GWL Preferred Shares Series Q may not be purchased by GWL until the later of December 31, 2007 and the date on which there are no GREATs outstanding. Thereafter, but subject to the provisions of the Insurance Act and Superintendent Approval, GWL may at any time purchase for cancellation any GWL Preferred Shares Series Q in the open market or by tender or private contract at any price.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of GWL, the holders of GWL Preferred Shares Series Q will be entitled to receive $25 per share, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of GWL distributed to the holders of GWL Common Shares or any shares ranking junior to the GWL Preferred Shares Series Q. The holders of GWL Preferred Shares Series Q will not be entitled to share in any further distribution of the property or assets of GWL.

Issue of Additional Series of GWL Preferred Shares

GWL may issue other series of GWL Preferred Shares without the authorization of the holders of the GWL Preferred Shares Series Q.

Amendments to GWL Preferred Shares Series Q

GWL will not, without the approval of the holders of GWL Preferred Shares Series Q given as described below, delete or vary any rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q.

GWL Preferred Shares Series Q Shareholder Approval

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the GWL Preferred Shares Series Q may be given by a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of GWL Preferred Shares Series Q at which at least 25% of the outstanding GWL Preferred Shares Series Q is represented or, if no quorum is present at that meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply.

Voting Rights

The holders of GWL Preferred Shares Series Q will not be entitled to receive notice of and to attend and vote at any meeting of the shareholders of GWL except for meetings at which only holders of another specified class or series of shares of GWL are entitled to vote separately as a class or series.

DESCRIPTION OF SHARE CAPITAL OF LIFECO

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Lifeco Common Shares. At November 25, 2002, there were issued and outstanding 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series B ("Lifeco Series B First Preferred Shares"), 4,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series C ("Lifeco Series C First Preferred Shares"), 8,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 5,192,242 Lifeco Class A Preferred Shares designated as Non-Cumulative Class A Preferred Shares, Series 1 ("Lifeco Class A Preferred Shares, Series 1") and 366,364,412 Lifeco Common Shares.

Lifeco Common Shares

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up.

Lifeco Class A Preferred Shares

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Class A Preferred Shares, Series 1. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Class A Preferred Shares as a class and the Lifeco Class A Preferred Shares, Series 1.

Certain Provisions of the Lifeco Class A Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Lifeco Class A Preferred Shares or Lifeco First Preferred Shares are not paid in full, the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares of all series participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and, in respect of any repayment of capital, if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims, the claims of the holders of the Lifeco Class A Preferred Shares and the Lifeco First Preferred Shares with respect to the repayment of capital will be paid first and any assets remaining thereafter will be applied toward the payment of claims in respect of dividends.

Voting Rights

The holders of Lifeco Class A Preferred Shares of any series will not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

Approval by Holders of Lifeco Class A Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Class A Preferred Shares as a class is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Class A Preferred Shares as a class. The approval of all deletions from or additions to or variations of the provisions of the Lifeco Class A Preferred Shares as a class and any other approval required to be given by the holders of the Lifeco Class A Preferred Shares as a class may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Class A Preferred Shares duly called for the purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting, the appointment of proxies therefor and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders, except that if at any meeting of holders of Lifeco Class A Preferred Shares the required quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting must be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of the meeting. Not less than 10 days' written notice must be given of such adjourned meeting. At such adjourned meeting, the holders of Lifeco Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at such adjourned meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting will constitute the approval of the holders of the Lifeco Class A Preferred Shares. On every poll taken at a meeting or adjourned meeting of holders of Lifeco Class A Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Lifeco Class A Preferred Shares, each holder of Lifeco Class A Preferred Shares entitled to vote at such meeting will have one vote in respect of each Lifeco Class A Preferred Share held.

Certain Provisions of the Lifeco Class A Preferred Shares, Series 1

The Lifeco Class A Preferred Shares, Series 1 rank equally with all other Lifeco Class A Preferred Shares and have a fixed non-cumulative dividend of 5.00% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Class A First Preferred Shares, Series 1 on or after October 31, 2004 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of Lifeco on or after October 31, 2004 into that number of Lifeco Common Shares determined by

dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after October 31, 2004 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Class A Preferred Shares, Series 1 the option to convert their Lifeco Class A Preferred Shares, Series 1 into such further series of preferred shares on a share-for-share basis. The Lifeco Class A Preferred Shares, Series 1 are convertible at the option of the holder on and after January 31, 2005 into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Class A Preferred Shares, Series 1, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco First Preferred Shares

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco First Preferred Shares as a class and the rights, privileges, restrictions and conditions attaching to the Lifeco Series B First Preferred Shares, Lifeco Series C First Preferred Shares and Lifeco Series D First Preferred Shares. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco First Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. On such a distribution, the rights of the holders of the Lifeco First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco First Preferred Shares.

Approval by Holders of Lifeco First Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco First Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco First Preferred Shares as a class and any other approval required to be given by the holders of Lifeco First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco First Preferred Shares duly called for that purpose. On any vote held in respect of such a

resolution, holders of Lifeco First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the Insurance Act requires that insurance companies, including GWL, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The Insurance Act provides that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

The Public Voting Requirement applicable to GWL has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the earlier of the date that: (i) GWL satisfies the Public Voting Requirement in some other manner; (ii) GWL is not required to satisfy the Public Voting Requirement; or (iii) the Lifeco Board of Directors determines that it is no longer in the best interests of Lifeco to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the Lifeco First Preferred Shares, the Lifeco Board of Directors may, in certain circumstances, require any holder of Lifeco First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Lifeco Series B First Preferred Shares

The Lifeco Series B First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.45% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series B First Preferred Shares on or after December 31, 2002 in whole or in part for $25.00 cash per share plus declared and unpaid dividends. The Lifeco Series B First Preferred Shares are convertible at the option of Lifeco on or after December 31, 2002 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series B First Preferred Shares the option to convert their Lifeco Series B First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series B First Preferred Shares are convertible at the option of the holder on and after June 30, 2003 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series B First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

On November 15, 2002, Lifeco gave notice in accordance with the terms and conditions of the Series B First Preferred Shares to effect their redemption as of December 31, 2002.

Certain Provisions of the Lifeco Series C First Preferred Shares

The Lifeco Series C First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 7.75% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series C First Preferred Shares on or after September 30, 2002 in whole or in part for $26.00 cash per share if the redemption date is on or after September 30, 2002 and on or before September 29, 2003, $25.50 per share if the redemption date is on or after September 30, 2003 and on or before September 29, 2004, and $25.00 per share if the redemption date is on or after September 30, 2004, in each case plus declared and unpaid dividends. The Lifeco Series C First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2004 into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series C First Preferred Shares the option to convert their Lifeco Series C First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series C First Preferred Shares are convertible at the option of the holder on and after March 31, 2005 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series C First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Certain Provisions of the Lifeco Series D First Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 months commencing March 31, 2009, $25.25 per share if redeemed during the 12 months commencing March 31, 2010, and $25.00 per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the

option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day ending on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares, Lifeco may elect to redeem such shares as described above, arrange for the sale of those shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Lifeco Second Preferred Shares as a class. This summary is qualified in its entirety by the articles and by-laws of Lifeco and the actual terms and conditions of the Lifeco Second Preferred Shares as a class and each series thereof.

Certain Provisions of the Lifeco Second Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. On such a distribution, the rights of the holders of the Lifeco Second Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of Lifeco and of holders of shares of Lifeco ranking prior to the Lifeco Second Preferred Shares.

Approval of Holders of Lifeco Second Preferred Shares

In addition to any shareholder approvals required by applicable law, the approval of the holders of the Lifeco Second Preferred Shares as a class, given in the manner described under "Modification", is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the Lifeco Second Preferred Shares as a class.

Voting Rights

The holders of Lifeco Second Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of Lifeco Second Preferred Shares as a class and any other approval required to be given by the holders of Lifeco Second Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of Lifeco Second Preferred Shares duly called for that purpose. On any vote held in

respect of such a resolution, holders of Lifeco Second Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA and the by-laws of Lifeco with respect to meetings of shareholders.

Price Range and Trading Volume of Lifeco Common Shares

The following table sets forth the market price range and trading volume of Lifeco Common Shares on the TSX for the calendar periods indicated.

	The Toronto Stock Exchange		
	Price Range		Volume
	High	Low	(000s)
2000			
1st Quarter	$23.35	$16.75	$11,289
2nd Quarter	26.00	18.10	7,220
3rd Quarter	31.90	25.25	8,470
4th Quarter	42.00	28.15	7,796
2001			
1st Quarter	40.04	33.25	6,963
2nd Quarter	38.75	32.65	8,265
3rd Quarter	35.75	30.95	9,391
4th Quarter	34.90	32.00	8,603
2002			
1st Quarter	36.20	33.20	8,683
2nd Quarter	39.80	35.00	9,009
3rd Quarter	39.00	33.70	9,534
October	37.00	32.49	6,312
November (1 – 28)	38.58	34.45	2,085

On November 28, 2002, the closing price was $38.08 per Lifeco Common Share on the TSX.

Dividend Record

Lifeco paid a quarterly dividend of $0.17 per Lifeco Common Share in the fourth quarter of 2000, paid a quarterly dividend of $0.185 per Lifeco Common Share in the first quarter and second quarter of 2001, paid a quarterly dividend of $0.205 per Lifeco Common Share in the third quarter and fourth quarter of 2001, paid a quarterly dividend of $0.225 per Lifeco Common Share in the first quarter and second quarter of 2002, paid a quarterly dividend of $0.2475 per Lifeco Common Share in the third quarter of 2002 and declared a quarterly dividend of $0.2475 per Lifeco Common Share in the fourth quarter of 2002 that is payable on December 31, 2002.

The declaration and payment of dividends are at the sole discretion of the Lifeco Board of Directors and will be dependent on Lifeco's earnings, financial condition, capital requirements and other considerations. Accordingly, the Lifeco Board of Directors may maintain, increase or reduce these dividends in the future. In certain circumstances, Lifeco may not declare dividends on the Lifeco Common Shares. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Dividend Stopper Undertaking".

As a holding company, Lifeco's ability to meet its cash requirements and pay dividends on the Lifeco Common Shares will depend in a large part on the receipt of dividends and other payments from its subsidiaries. The payment of dividends to Lifeco by certain of its subsidiaries is subject to restrictions, and in certain cases approvals, under insurance laws.

DESCRIPTION OF THE GREAT-WEST LIFE SERIES A DEBENTURE

The following is a summary of the terms and conditions attaching to the Great-West Life Series A Debenture. This summary is qualified in its entirety by the terms of the Great-West Life Series A Debenture.

Interest

Interest on the Great-West Life Series A Debenture will be payable at a fixed annual rate of • %, payable in equal semi-annual instalments in arrears of $ • per $1,000 principal amount of the Great-West Life Series A Debenture on each Debenture Interest Payment Date, commencing June 30, 2003. The initial interest payment due on December 31, 2002 will be approximately $ • per $1,000 principal amount of the Great-West Life Series A Debenture, assuming a Closing Date of • , 2002. Interest on the Great-West Life Series A Debenture will be payable to the Trust on every Debenture Interest Payment Date regardless of whether that date is a Regular Distribution Date or a Distribution Diversion Date.

Redemption at the Option of GWL

On and after December 31, 2007 and on any Debenture Interest Payment Date thereafter, the Great-West Life Series A Debenture will be redeemable at the option of GWL in whole or in part without the consent of the holder with Superintendent Approval and upon not less than 30 nor more than 60 days' prior written notice by GWL for an amount in cash equal to (i) a cash amount per $1,000 principal amount of the Great-West Life Series A Debenture equal to the greater of (A) an amount equal to $1,000 plus any accrued and unpaid interest thereon to, but excluding, the date of redemption per $1,000 principal amount of the Great-West Life Series A Debenture (the "Debenture Redemption Price") and (B) the Debenture Canada Yield Price (such greater amount being the "Early Debenture Redemption Price"), if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, in whole or in part, the Trust will be required to redeem a corresponding amount of GREATs Series A. It is the intention of the Trust to use the proceeds of redemption received in respect of the Great-West Life Series A Debenture to make payment to the holders of GREATs Series A to be redeemed, as required.

"Debenture Canada Yield Price" means a price per $1,000 principal amount of the Great-West Life Series A Debenture calculated to provide an annual yield thereon to December 31, 2012 equal to the Government of Canada Yield plus • % determined on the Business Day immediately preceding the date on which GWL has given notice of the redemption of the Great-West Life Series A Debenture (including as a result of the occurrence of a Special Event) plus accrued and unpaid interest thereon to the date of redemption.

Conversion at Option of the Holder

Each $1,000 principal amount of the Great-West Life Series A Debenture will be convertible at any time at the option of the holder into 40 GWL Preferred Shares Series ZZ. The Trust will exercise its right to convert the Great-West Life Series A Debenture in circumstances in which holders of GREATs Series A exercise the Holder Exchange Right to acquire GWL Preferred Shares Series ZZ, so as to enable the Trust to fulfil its obligations under the Holder Exchange Right. Upon any such conversion of the Great-West Life Series A Debenture, the GWL Preferred Shares Series ZZ so acquired by the Trust will be delivered to the holders of GREATs Series A who have exercised the Holder Exchange Right in accordance with their respective entitlements.

The right to convert the Great-West Life Series A Debenture into GWL Preferred Shares Series ZZ is called the "Conversion Right".

Redemption Upon Tax Event or Regulatory Event

Upon the occurrence of a Special Event, GWL, at its option, and with Superintendent Approval, and on not less than 30 nor more than 90 days' prior written notice, may redeem at any time the Great-West Life Series A Debenture in whole (but not in part), without the consent of the holder, for an amount in cash for each $1,000 principal amount of the Great-West Life Series A Debenture equal to (i) the Early Debenture Redemption

Price, if the Great-West Life Series A Debenture is redeemed prior to December 31, 2012, and (ii) the Debenture Redemption Price, if the Great-West Life Series A Debenture is redeemed on or after December 31, 2012. If GWL has redeemed the Great-West Life Series A Debenture, the Trust will be required to redeem all of the GREATs Series A.

Events of Default

Failure by GWL to make payments or to satisfy its other obligations under the Great-West Life Series A Debenture will not entitle the Trust to accelerate the Great-West Life Series A Debenture.

Priority of the Great-West Life Series A Debenture

The Great-West Life Series A Debenture will rank on a parity with all other unsubordinated unsecured indebtedness of GWL, other than obligations owed to policyholders and certain other specified claimants as provided in the Winding-Up Act. Upon any distribution of assets of GWL to creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy or insolvency, all principal and accrued interest due on the Great-West Life Series A Debenture must be paid in full before holders of junior or subordinated debentures are entitled to receive any payment. If a liquidation, dissolution or winding-up of GWL occurs, the Great-West Life Series A Debenture will rank in priority to any shares of GWL with respect to payments and the distribution of assets.

Maturity Date

The Great-West Life Series A Debenture will mature on December 31, 2052. On maturity of the Great-West Life Series A Debenture, GWL will be required to pay the principal amount of the Great-West Life Series A Debenture and any accrued and unpaid interest thereon to the date of payment to the Trust in cash. If any GREATs Series A remain outstanding as of that date, the Trust will invest the proceeds received on repayment of the Great-West Life Series A Debenture in Eligible Investments, for a price equal to the fair market value thereof. Accordingly, the Great-West Life Series A Debenture will not be repaid with or converted into or exchanged for debt of GWL or any person related to GWL within the meaning of the Tax Act and, following the maturity of the Great-West Life Series A Debenture, the proceeds of the repayment of the Great-West Life Series A Debenture will not be invested in debt of GWL or any person related to GWL within the meaning of the Tax Act. If, following maturity of the Great-West Life Series A Debenture, a holder of GREATs Series A exercises the Holder Exchange Right, the Trust will subscribe for, and GWL has agreed to issue, pursuant to the Subscription Right, GWL Preferred Shares Series ZZ to satisfy the Trust's obligation to deliver 40 GWL Preferred Shares Series ZZ for each GREATs Series A tendered for exchange pursuant to the exercise of the Holder Exchange Right. The GWL Preferred Shares Series ZZ tendered, as applicable, will then be delivered to the relevant holders of GREATs Series A and the GREATs Series A will be cancelled.

Earnings Coverage Ratios

Payment of the Indicated Yield on the GREATs Series A is dependent upon GWL making interest payments to the Trust in respect of the Great-West Life Series A Debenture and upon a Distribution Diversion Event not having occurred.

GWL's annual interest requirements were $41,460,000 for the 12 months ended December 31, 2001, and $37,122,000 for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax was $684,168,000 for the 12 months ended December 31, 2001, and $714,715,000 for the 12 months ended September 30, 2002, which is approximately 16.50 times GWL's annual interest requirements for the 12 months ended December 31, 2001, and 19.25 times GWL's annual interest requirements for the 12 months ended September 30, 2002.

GWL's annual interest requirements, after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001, would have been $ • for the 12 months ended December 31, 2001, and $ • for the 12 months ended September 30, 2002. GWL's consolidated net income before goodwill amortization, interest and income tax is approximately • times GWL's annual interest requirements for the 12 months ended December 31, 2001, and • times GWL's annual interest requirements for the 12 months

ended September 30, 2002, in each case after giving effect to the issue of the Great-West Life Series A Debenture as if issued on January 1, 2001.

INSURANCE ACT RESTRICTIONS AND APPROVALS

Under the Insurance Act, GWL, with Superintendent Approval, may redeem or purchase any of its shares, unless there are reasonable grounds for believing that GWL is, or the redemption or purchase would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. No such direction to GWL has been made to date. GWL is also prohibited under the Insurance Act from paying or declaring a dividend if there are reasonable grounds for believing that GWL is, or the payment would cause GWL to be, in contravention of any regulation or guideline made under the Insurance Act respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to GWL made by the Superintendent pursuant to subsection 515(3) of the Insurance Act regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the GWL Exchange Shares and no such direction to GWL has been made. In addition, GWL must provide at least 10 days' prior notice to the Superintendent before paying any dividends, and, in certain limited circumstances, obtain the prior approval of the Superintendent prior to the declaration or payment of a dividend.

CONSTRAINTS ON SHARES UNDER THE INSURANCE ACT

The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of GWL. Pursuant to these restrictions, no person is permitted to acquire any shares of GWL (including GWL Exchange Shares) if the acquisition would cause the person to have a "significant interest" in any class of shares of GWL unless the prior approval of the Minister of Finance (Canada) (the "Minister") is obtained. In addition, GWL is not permitted to record any transfer or issue of shares of GWL (including GWL Exchange Shares), if the transfer or issue would cause the person to have a significant interest in any class of shares of GWL unless the prior approval of the Minister is obtained. No person who has a significant interest in any class of shares of GWL may exercise any voting rights attached to the shares held by such person unless the prior approval of the Minister is obtained. If a person contravenes any of these restrictions, the Minister may, by order, direct such person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of GWL where the aggregate of any shares of that class beneficially owned by that person, by any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of GWL.

In addition, the Insurance Act prohibits life insurance companies, including GWL, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the Trust and a holder of GREATs Series A who acquires GREATs Series A under the Offering and who, for purposes of the Tax Act at all relevant times, (i) is resident or deemed to be resident in Canada, (ii) deals at arm's length and is not affiliated with GWL, Lifeco or the Trust, (iii) holds GREATs Series A, any GWL Exchange Shares and any Lifeco Common Shares as capital property and (iv) is not exempt from tax under Part I of the Tax Act. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the part of this summary dealing with the GWL Exchange Shares does not apply to a specified financial institution (as defined in the Tax Act) that receives (or is deemed to receive), alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the GWL Preferred Shares Series ZZ or the GWL Preferred Shares Series YY outstanding at the time a dividend is received. This summary also assumes that all issued and

outstanding GWL Exchange Shares are listed on a prescribed stock exchange in Canada at such times as dividends (including deemed dividends) are paid or received on such shares.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof, and counsels' understanding of the current administrative and assessing policies of the Canada Customs and Revenue Agency (the "Agency"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account any changes in law or administrative and assessing policies, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or provincial, territorial or foreign tax considerations. With respect to the proposed amendments to the Tax Act and the regulations, no assurance can be given that the proposed amendments will become law as proposed or at all.

GREATs

Taxation of the Trust

The Declaration of Trust requires that, in each taxation year of the Trust, the net income, including net realized taxable capital gains, if any, of the Trust as would otherwise be taxable in the Trust will be payable to holders of GREATs or the holder of the Special Trust Securities. Consequently, the Trust is not expected to be liable for income tax under Part I of the Tax Act. Capital or income losses incurred by the Trust cannot be allocated to holders of the GREATs or the Special Trust Securities but may, subject to certain limitations, be deducted by the Trust from taxable capital gains or net income realized in other years.

As a registered investment, the Trust is potentially subject to special taxes under the Tax Act. The Declaration of Trust requires the Trust to restrict its investments to the effect that it will not be subject to any of these special taxes.

Taxation of Holders of GREATs Series A

Distributions

A holder of GREATs Series A will be required to include in computing its income for a taxation year all net income, including net realized taxable capital gains, if any, payable to it in that taxation year. All or substantially all of the amounts payable to holders of GREATs Series A are expected to be treated as income from a trust, rather than capital gains, for income tax purposes.

Disposition

A holder of GREATs Series A who disposes of or is deemed to dispose of GREATs Series A will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the GREATs Series A to the holder. A disposition or deemed disposition of a holder's GREATs Series A will be considered to occur on, among other events: (i) an exchange of the GREATs Series A for GWL Preferred Shares Series ZZ pursuant to the exercise by a holder of the Holder Exchange Right (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series ZZ received on the exchange), (ii) an exchange of the GREATs Series A for GWL Preferred Shares Series YY pursuant to the operation of the Automatic Exchange (in which event a holder's proceeds of disposition generally will be equal to the fair market value of the GWL Preferred Shares Series YY received on the exchange), (iii) a redemption of the GREATs Series A on the Trust Special Event Redemption Right or the Trust Redemption Right (in which event a holder's proceeds of disposition will be equal to the Redemption Price; in cases where the Early Redemption Price is payable, the excess of the Early Redemption Price over the Redemption Price will be allocated to the holder as income) and (iv) a termination of the Trust.

Share Exchange Agreement

GWL and the Trustee have been advised by Scotia Capital Inc. that the value to holders of the rights under the Share Exchange Agreement is nominal and, therefore, GWL is of the view that no amount should be allocated to such rights. However, this determination is not binding on the Agency.

Lifeco Common Shares and GWL Exchange Shares

Dividends

Dividends (including deemed dividends) received on the Lifeco Common Shares or the GWL Exchange Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends (including deemed dividends) on the GWL Common Shares or the GWL Exchange Shares received by a corporation to which this part of the summary applies will be included in computing its income and will generally be deductible in computing its taxable income. However, a corporation will not be entitled to deduct in computing taxable income the amount of a dividend (including a deemed dividend) received on GWL Exchange Shares where, at the time the dividend is paid, dividends in respect of more than 10% of the GWL Exchange Shares are paid to the corporation or to such corporation and one or more (i) persons with whom the corporation does not deal at arm's length; or (ii) partnerships or trusts of which such corporation or any such person is a member or beneficiary.

The GWL Exchange Shares will be taxable preferred shares and may be short term preferred shares as defined in the Tax Act. The terms of the GWL Exchange Shares require GWL to make an election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the GWL Exchange Shares.

A private corporation, as defined in the Tax Act, or any other corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Lifeco Common Shares or the GWL Exchange Shares to the extent such dividends are deductible in computing its taxable income.

Redemption and Exchange

If Lifeco or GWL redeems for cash or otherwise acquires the Lifeco Common Shares or the GWL Exchange Shares, respectively, other than by a purchase in the manner in which these shares are normally purchased by a member of the public in the open market or by reason of an exchange of the GWL Exchange Shares, the holder will be deemed to have received a dividend equal to the amount, if any, paid by Lifeco or GWL, as applicable, in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

The exchange of the GWL Exchange Shares for Lifeco Common Shares by the holder with Lifeco will not give rise to a capital gain or a capital loss unless the holder chooses to include any portion of such gain or loss in the holder's income tax return for the year in which the exchange occurs. A holder who receives cash of $200 or less in lieu of a fraction of an Lifeco Common Share may either include the capital gain or capital loss on the partial disposition in computing income, or reduce the adjusted cost base of the Lifeco Common Shares received by the amount of the cash. If Lifeco is not the acquiror of the GWL Exchange Shares, such exchange will result in a disposition of the GWL Exchange Shares for proceeds of disposition equal to the fair market value of the Lifeco Common Shares received and, accordingly, a capital gain or a capital loss may arise to the holder.

Other Dispositions

A holder of Lifeco Common Shares or GWL Exchange Shares who disposes of or is deemed to dispose of the Lifeco Common Shares or the GWL Exchange Shares will generally realize a capital gain (or sustain a

capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by GWL of the GWL Exchange Shares will generally not be included in computing a holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such shares. If the shareholder is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Tax Treatment of Capital Gains and Losses

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax of 6⅔% of such taxable gains. Capital gains realized by an individual may give rise to alternative minimum tax under the Tax Act.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated • , 2002 between the Trust, Lifeco and GWL and Scotia Capital Inc., BMO Nesbitt Burns Inc., • and • (the "Underwriters"), the Trust has agreed to sell, and the Underwriters have agreed to purchase, on • , 2002, or on such other date not later than • , 2002 as may be agreed upon, all but not less than all of the • GREATs Series A at a price of $1,000 per GREATs Series A • , subject to the terms and conditions set forth in the Underwriting Agreement. The Trust has agreed to pay to the Underwriters a fee of $ • for each GREATs Series A sold and the aggregate Underwriters' fee will be $ • .

The Underwriting Agreement also provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events.

The Offering is being made concurrently in all provinces and territories of Canada. The GREATs Series A have not been and will not be registered under the United States Securities Act of 1933, as amended. The Underwriters have agreed not to offer for sale or sell the GREATs Series A in the United States or to any U.S. Person within the meaning of applicable U.S. securities laws.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase GREATs Series A. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Underwriters may effect the transactions which stabilize or maintain the market price of such securities at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RATINGS

The GREATs Series A are provisionally rated as follows:

Rating Agency	Rating
S&P	P-1 (on the Canadian scale) A+ (on the global scale)
DBRS	A(high)yn

Neither of these ratings should be construed as a recommendation to buy, sell or hold the GREATs Series A and any rating may be revised or withdrawn at any time by the respective rating organization.

USE OF PROCEEDS

The proceeds to the Trust from the sale of the GREATs Series A will be $ • (before Offering expenses of $ •). The Trust will use the proceeds to be received on closing of the Offering to purchase the Great-West Life Series A Debenture.

GWL, in turn, intends to use the proceeds from the sale of the Great-West Life Series A Debenture for general corporate purposes.

RISK FACTORS

Investors should carefully consider the risks described below before deciding whether to invest in GREATs. An investment in GREATs Series A involves both investment risks associated with the security and its terms and risks associated with an investment in Lifeco and GWL.

Risk Factors Associated with Lifeco and GWL

Investors should carefully consider any risks that may be described in other filings Lifeco and GWL make with securities regulators including, without limitation, "Management's Discussion and Analysis" on pages 16-53 of Lifeco's Annual Report and "Management's Discussion and Analysis" on pages 9-31 of GWL's Annual Report, both incorporated by reference in this prospectus. These analyses discuss, among other things, certain known material trends and events, and risks or uncertainties that have had a material effect on, and may reasonably be expected to have a material effect on, Lifeco's and GWL's business, financial condition or results of operations.

Operational Risk

The businesses conducted by the Great-West Group are subject to risks including competition from other businesses, dependence on key personnel, reliance on information technology systems, investment performance and underwriting experience of morbidity, mortality and catastrophic risk, all of which could affect the ability of GWL to meet its obligations on the Great-West Life Series A Debenture, GWL's ability to pay Dividends on its outstanding GWL Preferred Shares, and Lifeco's ability to pay Dividends on its outstanding Lifeco Common Shares.

Regulatory Environment

The businesses of certain of the Great-West Group's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada and the United States applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have an adverse effect on the Great-West Group.

Changes in Credit Ratings

The credit ratings of Lifeco, GWL, and the other entities in the Great-West Group are interdependent and a change in the ratings of any entity in the Great-West Group may affect the ratings of the other entities in the Great-West Group.

Risk Factors Associated with the GREATs Series A

Automatic Exchange of GREATs Series A for GWL Preferred Shares Series YY

The purchase of GREATs Series A involves risk with respect to the performance and capital levels of GWL and Lifeco. If a Loss Absorption Event occurs, the GREATs Series A will be automatically exchanged for GWL Preferred Shares Series YY, without the consent of the holders. These shares would then be an investment in GWL and not in the Trust. As a result, holders of GREATs Series A could become shareholders of GWL at a time when GWL's (and, possibly, Lifeco's) financial condition is deteriorating or when GWL (and, possibly, Lifeco) has become insolvent or bankrupt or resolved to wind-up or had been ordered wound-up or liquidated. An investment in GWL is also subject to certain risks that are distinct from the risks associated with an investment in the Trust, including the general risks inherent in equity investments in insurance institutions. In the event of a liquidation of GWL, the claims of policyholders and creditors of GWL would be entitled to a priority of payment over the claims of holders of equity interests such as GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ. If GWL were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of GWL, the holders of GWL Preferred Shares Series YY may receive, if anything, substantially less than the holders of the GREATs Series A would have received had the GREATs Series A not been exchanged for GWL Preferred Shares Series YY. Potential investors in the GREATs Series A should carefully consider the description of Lifeco and GWL set forth under "Great-West Group". See also "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Automatic Exchange".

Restrictions on Ownership of Shares of GWL

Under the Insurance Act, no person, or persons acting jointly or in concert, is permitted to be a Significant Shareholder in GWL, unless the person first receives the approval of the Minister. Currently, only Lifeco is a Significant Shareholder in GWL. It may be possible for one or more holders of GREATs Series A who exercise their Holder Exchange Right and receive GWL Preferred Shares Series ZZ, or who receive GWL Preferred Shares Series YY as a result of an Automatic Exchange, to hold a significant interest in the GWL Preferred Shares. In the case of the exercise of the Holder Exchange Right by a holder of GREATs Series A, GWL has agreed to issue, and Lifeco has agreed to purchase or arrange for the purchase of, for nominal consideration, one or more series of GWL Preferred Shares in such number of shares to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. In the case of an Automatic Exchange, holders may have some or all of their GWL Preferred Shares Series YY disposed of on their behalf pursuant to the procedures referred to under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Holder Exchange Right" to ensure that no holder of GREATs will acquire or hold a significant interest in the GWL Preferred Shares. Purchasers of GREATs Series A (and Participants) may be required to furnish declarations relating to ownership (and ownership by clients of such Participants) in a form prescribed by GWL or Lifeco. Furthermore, holders of GWL Exchange Shares who acquire Lifeco Common Shares upon exchange of such GWL Exchange Shares may be required to dispose of some or all of the Lifeco Common Shares.

Liquidity of and Dealings in GREATs Series A

It is not expected that the GREATs Series A will be listed on any stock exchange. There can be no assurance that an active trading market will develop or be sustained or that the GREATs Series A may be resold at or above the initial public offering price. The ability of a holder to pledge GREATs Series A or otherwise take action with respect to its interest in GREATs Series A (other than through a Participant) may be limited due to the lack of a physical certificate.

Indicated Yield is Non-Cumulative

The Indicated Yield on the GREATs Series A is non-cumulative. The Indicated Yield on the GREATs Series A is payable by the Trust on each Regular Distribution Date out of the Net Distributable Funds of the Trust. If the Indicated Yield on the GREATs Series A for any Distribution Date is not paid by reason of the occurrence of a Distribution Diversion Event, holders of GREATs Series A will not be entitled to receive the

Indicated Yield. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Indicated Yield".

Changes in Creditworthiness or Credit Ratings

The perceived creditworthiness of the Great-West Group, including GWL, and changes in credit ratings of the GREATs Series A may affect the market price or value and liquidity of the GREATs Series A.

Interest Rate Changes

Prevailing interest rates for comparable investments will affect the market price or value of the GREATs Series A. The market price or value of the GREATs Series A will decline as prevailing interest rates for comparable investments rise and increase as prevailing interest rates for comparable investments decline.

MATERIAL CONTRACTS

The material contracts entered into, or to be entered into, by the Trust in connection with the Offering are as follows:

1. the Declaration of Trust described under "The Trust";
2. the Administration Agreement described under "The Trust — Administrative Agent";
3. the Share Exchange Agreement described under "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Share Exchange Agreement";
4. the Debenture Purchase Agreement described under "The Trust — Business of the Trust";
5. the Credit Facility described under "The Trust — Liquidity"; and
6. the Underwriting Agreement described under "Plan of Distribution".

PRINCIPAL HOLDERS OF SECURITIES

It is intended that, at all times following the Closing Date, GWL or, with Superintendent Approval, its subsidiaries will own, directly or indirectly, all of the Special Trust Securities. See "Capitalization of the Trust".

INTERESTS OF GWL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

Pursuant to the Administration Agreement, GWL will administer the day-to-day operations of the Trust.

GWL and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and GWL that any agreements and transactions between the Trust, on the one hand, and GWL and its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions.

LEGAL PROCEEDINGS

Lifeco, GWL and their respective subsidiaries are engaged in litigation arising in the ordinary course of business. None of this litigation, however, is expected to have a material adverse effect on the consolidated financial position or results of operations of Lifeco, GWL and their respective subsidiaries. The Trust is not, to its knowledge, a party to any litigation or arbitration proceedings.

EXPERTS

Certain legal matters in connection with the Offering will be passed upon by Torys LLP, on behalf of the Trust, GWL and Lifeco, and by McCarthy Tétrault LLP, on behalf of the Underwriters. The partners, counsel and associates of Torys LLP and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Trust, GWL or Lifeco.

TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

Computershare Trust Company of Canada will act as transfer agent, registrar and exchange trustee for the GREATs Series A (the "Exchange Trustee"). The GREATs Series A will be issued in book-entry only form through CDS. See "Description of the Trust Securities — Great-West Life Trust Securities — Series A — Book-Entry Only Form". Subject to the CDS Procedures, registration and transfer of the GREATs Series A may be effected at its principal office in Toronto, Ontario.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, Winnipeg, Manitoba are the auditors of the Trust.

PROMOTER

GWL is the promoter of the Trust by reason of its taking the initiative in creating, structuring and promoting the Trust. GWL will not receive any benefits, directly or indirectly, from the issuance of the GREATs Series A other than as described in this prospectus. See "Business of the Trust".

Under the Administration Agreement, GWL, as Administrative Agent, provides various services in connection with the Offering and the ongoing operations, maintenance and regulatory compliance of the Trust. GWL receives an administration fee under the Administration Agreement.

The following are the names, municipalities of residence, and offices of the officers of GWL directly involved in its capacity as administrative agent of the Trust:

Name and Municipality of Residence	Office
William W. Lovatt Winnipeg, Manitoba	Executive Vice-President and Chief Financial Officer
Sheila A. Wagar Winnipeg, Manitoba	Senior Vice-President, General Counsel and Secretary

Each of the officers of GWL listed above has been engaged for more than five years in his or her present office or in other capacities within GWL.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several of the provinces and territories provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

INDEX OF TERMS

COMPILATION REPORT

To the Trustee of Great-West Life Capital Trust

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of **Great-West Life Capital Trust** as at November 29, 2002. This pro forma balance sheet has been prepared solely for inclusion in this prospectus relating to the sale and issue of Great-West Life Trust Securities Series A of Great-West Life Capital Trust. In our opinion, the pro forma balance sheet has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Winnipeg, Canada
• , 2002

•
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

PRO FORMA BALANCE SHEET

As at November 29, 2002
(unaudited)
(in thousands of Canadian dollars)

	As at November 29, 2002	Pro Forma Adjustments	Notes	Pro Forma as at November 29, 2002
Assets				
Cash	$ 1	$ •	2(a)	$ —
			2(b)	
			2(d)	
Funding Debenture		•	2(c)	
Great-West Life Series A Debenture		•	2(e)	•
Future Tax Asset		•	2(d)	•
	$ 1	$ •		$ •
Liabilities				
Loans Payable	$—	$ •	2(c)	$ •
Trust Capital				
Great-West Life Trust Securities — Series A	$—	•	2(a)	•
Special Trust Securities	$—	•	2(b)	•
			2(b)	
Original Settlement Amount	1	•	2(b)	—
Net Issue Costs	—	•	2(d)	•
	1	•		•
Total Liabilities and Capital	$ 1	$ •		$ •

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO PRO FORMA BALANCE SHEET

November 29, 2002
(unaudited)
(in thousands of dollars except unit amounts)

1. BASIS OF PRESENTATION

The pro forma balance sheet is based upon the audited balance sheet of **Great-West Life Capital Trust** (the "Trust") as at November 29, 2002 adjusted to reflect the issue of Great-West Life Trust Securities — Series A, the issue of Special Trust Securities to The Great-West Life Assurance Company ("GWL"), the payment of estimated issue-related costs of $ • and the purchase of the Trust Assets comprised principally of the Great-West Life Debentures (each as defined in the accompanying prospectus) from GWL.

Capitalized terms not defined in these notes have the meanings ascribed to them in the prospectus.

The pro forma balance sheet has been prepared by GWL, as administrative agent of the Trust, in accordance with Canadian generally accepted accounting principles.

The pro forma balance sheet should be read in conjunction with the audited balance sheet of the Trust as at November 29, 2002.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma balance sheet gives effect to the following transactions as if they had occurred on November 29, 2002:

(a) the issue of • Great-West Life Trust Securities — Series A for $1,000 each for total gross proceeds of $ • ;

(b) the issue of Special Trust Securities to GWL for total gross proceeds of $ • , plus the original settlement amount of $ • ;

(c) the loan to the Trust from GWL to fund the fees and expenses related to the Offering and to fund the purchase of the Funding Debenture;

(d) the estimated issue costs of $ • including underwriters' fees and expenses relating to the issuance of the Great-West Life Trust Securities — Series A. The net issue costs of $ • are after an income tax benefit of $ • ; and

(e) the purchase of the Great-West Life Debentures from Great-West Life for a purchase price of $ • .

AUDITORS' REPORT

To the Trustee and Administrative Agent of
Great-West Life Capital Trust

We have audited the balance sheet of Great-West Life Capital Trust as at November 29, 2002. This financial statement is the responsibility of The Great-West Life Assurance Company, as administrative agent of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by the administrative agent, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Trust as at November 29, 2002 in accordance with Canadian generally accepted accounting principles.

Winnipeg, Canada
• , 2002

•
Chartered Accountants

GREAT-WEST LIFE CAPITAL TRUST

BALANCE SHEET

As at November 29, 2002

Cash	$1,000
Trust Capital	$1,000

On behalf of the Administrative Agent of the Trustee:

(Signed) RAYMOND L. MCFEETORS (Signed) WILLIAM W. LOVATT

See accompanying notes

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO BALANCE SHEET
November 29, 2002

1. ESTABLISHMENT AND ORGANIZATION

Great-West Life Capital Trust (the "Trust") is an open-end trust formed on November 29, 2002 by The Canada Trust Company, (the "Trustee") pursuant to the Declaration of Trust. An amount of $1,000 was settled on the Trust's formation and that amount will be applied as part of the subscription price for the Special Trust Securities. The Trust intends to make investments and to conduct its activities at all times in such a manner as to qualify as a registered investment under the *Income Tax Act* (Canada).

Unless separately defined in these notes, capitalized terms have the same meaning as given to them in the accompanying prospectus dated November 29, 2002, offering Great-West Life Trust Securities to the public (the "Prospectus").

2. TRUST CAPITAL

(a) **Authorized Trust Capital**

The Trust's authorized capital consists of an unlimited number of Great-West Life Trust Securities issuable in series ("GREATs") and an unlimited number of Special Trust Securities.

(b) **GREATs Series A**

The GREATs are non-voting except in limited circumstances and non-redeemable at the option of the holder.

As of • , 2002, a series of GREATs has been designated as Series A ("GREATs Series A").

The holders of GREATs Series A will be entitled to non-cumulative fixed cash distributions of the Trust's income ("Indicated Yield") in the amount of $ • per GREATs Series A, payable semi-annually on the last day of June and December of each year, commencing June 30, 2003 (each, a "Distribution Date"), provided that each Distribution Date is a Regular Distribution Date. A Distribution Date will be a Regular Distribution Date unless The Great-West Life Assurance Company ("GWL") fails to declare dividends as described in the Prospectus.

On and after December 31, 2007, but subject to the prior approval of the Superintendent of Financial Institutions (the "Superintendent"), the GREATs will be redeemable at the option of the Trust in whole or in part and without the consent of the holders thereof.

Subject to the approval of the Superintendent, upon the occurrence of certain regulatory and tax events ("Special Event"), the GREATs will be redeemable at the option of the Trust in whole (but not in part) and without the consent of the holders thereof.

Each GREATs can be surrendered to the Trust at any time for a price equal to 40 Preferred Shares Series ZZ of GWL ("GWL Preferred Shares Series ZZ") at the option of the holder. In certain circumstances, the Trust may arrange for substitute purchasers to purchase each GREATs.

Each GREATs will be automatically exchanged, without the consent of the holders, for 40 Non-Cumulative Preferred Shares Series YY of GWL (the "GWL Preferred Shares Series YY"), upon the occurrence of certain events such as the winding-up of GWL, the Superintendent taking control of GWL's assets, GWL being under the required capital ratios, or the Superintendent directs GWL to increase its capital.

On and after December 31, 2007, any outstanding GREATs may be purchased at any time, in whole or in part, by the Trust, at the direction of the holder of the Special Trust Securities and with the approval of the Superintendent.

(c) **Special Trust Securities**

Holders of the Special Trust Securities are entitled to vote at all meetings of the holders of Special Trust Securities.

GWL intends to maintain direct or indirect ownership of 100% of the outstanding Special Trust Securities.

Holders of Special Trust Securities will be entitled, after the payment of the Indicated Yield to holders of GREATs, to the balance of the net distributable funds of the Trust.

3. RELATED PARTY TRANSACTIONS

The aggregate net proceeds of approximately $ • received from the offering of the GREATs Series A will be used to purchase a senior debenture of GWL (the "Great-West Life Series A Debenture"). GWL's subscription for Special Trust Securities, together with amounts borrowed by the Trust under the Credit Facility, will be used to purchase the Funding Debenture and to pay issue expenses.

GREAT-WEST LIFE CAPITAL TRUST
NOTES TO BALANCE SHEET (Continued)
November 29, 2002

3. RELATED PARTY TRANSACTIONS (Continued)

Further, the Trustee has entered into an Administration Agreement with GWL pursuant to which GWL will serve as administrative agent of the Trust. Accordingly, GWL will receive an administration fee in acting in that capacity.

GWL will provide a loan to the Trust at the closing of the Offering.

4. PROPOSED ISSUE

Pursuant to an underwriting agreement dated ● , the Trust has agreed to issue ● GREATs Series A for gross proceeds of $ ● . The underwriting commission and other expenses payable by the Trust are estimated at $ ● .

Concurrently with the closing of the Offering, Great-West Lifeco Inc. ("Lifeco"), GWL, the Trust and the Exchange Trustee, as trustee for the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ, will enter into the Share Exchange Agreement providing for, among other things, the respective rights and obligations of Lifeco, GWL, the Trust, the Exchange Trustee, the holders of the GREATs, GWL Preferred Shares Series YY and GWL Preferred Shares Series ZZ with respect to the exchange of GREATs for GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ, and to the exchange of GWL Preferred Shares Series YY or GWL Preferred Shares Series ZZ for Lifeco Common Shares in connection with certain exchange provisions. Immediately following the closing of the Offering, and after the subscription by GWL for Special Trust Securities, the Trust will acquire from GWL the Great West Life Series A Debenture for an aggregate purchase price equal to approximately $ ● and the Funding Debenture for an aggregate purchase price equal to $ ● .

CERTIFICATE OF THE TRUST

Dated: November 29, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

GREAT-WEST LIFE CAPITAL TRUST
by its Administrative Agent
The Great-West Life Assurance Company

By: (Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

By: (Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

CERTIFICATE OF THE GREAT-WEST LIFE ASSURANCE COMPANY

Dated: November 29, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF GREAT-WEST LIFECO INC.

Dated: November 29, 2002

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. This prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) RAYMOND L. MCFEETORS
Co-President and
Chief Executive Officer

(Signed) WILLIAM W. LOVATT
Vice-President,
Finance, Canada

On behalf of the Board of Directors

(Signed) JAMES W. BURNS
Director

(Signed) GAIL S. ASPER
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 29, 2002

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of the *Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of *The Securities Act, 1990* (Newfoundland), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Yukon) and by the *Securities Act* (Nunavut) and the respective regulations thereunder. To the best of our knowledge, information and belief, this prospectus, as supplemented by the documents incorporated herein by reference, does not contain any misrepresentation that is likely to affect the value of the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

SCOTIA CAPITAL INC.

By: (Signed) JOHN L. SHERRINGTON

BMO NESBITT BURNS INC.

By: (Signed) THOMAS E. FLYNN

GREAT-WEST LIFE CAPITAL TRUST™

QUEBECOR MERRILL
CANADA INC
Printed in Canada

GREAT-WEST
LIFECO INC.

03 APR -8 AM 7:21

QUARTERLY REPORT

9 MONTHS RESULTS

January 1 to September 30, 2002

E1138-09/02

Quarterly Report to Shareholders

- Letter to Shareholders
- Consolidated Financial Statements
  - Summary of consolidated operations
  - Consolidated balance sheet
  - Consolidated statement of surplus
  - Consolidated statement of cash flows
  - Notes to the consolidated financial statements
- Management's Discussion & Analysis
  - Consolidated operating results
  - The Great-West Life Assurance Company
  - Great-West Life & Annuity Insurance Company

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Great-West Life and key design are trademarks of The Great-West Life Assurance Company.
London Life and Freedom 55 Financial are trademarks of London Life Assurance Company
OnePlan is a trademark of Great-West Life & Annuity Insurance Company.
Quadrus Investment Services is a trademark of Quadrus Investment Services Ltd.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to September 30, 2002

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at September 30, 2002 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. has reported net income attributable to common shareholders of $696 million or $1.889 per common share for the nine months ended September 30, 2002, compared to $0.877 per common share reported a year ago.

This result represents an increase of 15% over 2001, after adjusting the first nine months of 2001 for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001 to facilitate comparison between years.

For the third quarter, net income attributable to common shareholders was $240 million, compared to adjusted 2001 results of $213 million.

Highlights – nine months 2002

- Earnings per common share increased 15% over 2001 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- The overall quality of the Company's investment portfolio remains high, with exposure to non-investment grade bonds at 2.1% of the bond portfolio.
- Return on common shareholders' equity was 22.3% for the twelve months ended September 30, 2002, compared to 21.0% in 2001, using adjusted 2001 results.
- Quarterly dividends declared were 24.75¢ per common share for December 31, 2002. Dividends paid on common shares for nine months of 2002 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization, Alta charges, and the events of September 11, 2001.

Canadian Consolidated net earnings of Lifeco attributable to common shareholders for the nine months ended September 30, 2002 increased 15% to $325 million from $282 million at September 30, 2001. For the third quarter, Canadian net income was $114 million compared to $97 million at September 30, 2001, up 18% after adjusting for charges relating to the events of September 11, 2001.

During the third quarter, the Company recognized a reduction in provisions for income taxes arising from the completion of tax audits, as well as an increase in reinsurance actuarial reserves related to potential exposures to future risks. The net impact on earnings from these two events was not material.

Lifeco's United States Consolidated net earnings for the first nine months of 2002 increased 13% to $371 million from $329 million a year ago. For the third quarter, United States net income was $126 million compared to $116 million at September 30, 2001, an increase of 9%.

GWL&A's nine months net income attributable to common shareholders increased to US $242 million from US $222 million at September 30, 2001. For the third quarter, GWL&A's earnings were US $82 million compared to US $78 million a year ago.

The Great-West Life Assurance Company

Developments – Great-West

- As of September, Great-West and London Life's combined retail investment funds net deposits as a percentage of opening assets were 5.5 times higher than the industry average, as measured by the Investment Funds Institute of Canada. The Company attributes this to the strength of its advice distribution channels, and the asset-allocation based approach used to assist clients in their investment planning.
- Great-West and London Life's share of the individual segregated funds market grew to 25.9% at September 30, 2002 from 23.6% at December 31, 2001, based on assets as reported by Investor Economics. The Company continues to lead the industry in terms of market share.
- Great-West Life made a three-year commitment to the Foundation for the Advancement of Aboriginal Youth, to fund scholarships for Aboriginal students in business, arts and science programs.

Results

"Great-West continues to perform well in all fundamental measures, particularly given the volatility of the current market environment," says Raymond L. McFeetors, President & Chief Executive Officer, Great-West Life. "Earnings are up in quarter and year to date, as are premiums and deposits from all lines of business. Segregated funds continue to be a success story for Great-West and London Life, where we've seen growth in our market share and significantly outperformed the market in net deposits."

Total premiums and deposits for the nine months ended September 30, 2002, including reinsurance premiums, were up 13% from 2001 levels.

Fee income increased 10% in the nine months ended September 30, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at September 30, 2002 were $53.3 billion, up 3% from a year ago and essentially the same as at December 31, 2001.

GREAT-WEST
LIFECO INC.

Great-West Life & Annuity Insurance Company

Developments – GWL&A

- As a result of GWL&A's conservative, long-term investment strategy focusing on high-quality assets and broad diversification, the Company's net investment yield is above expectation and major write downs have been avoided.
- The Company hired a new Executive Vice President, Mr. Richard Rivers, to lead its Employee Benefits Division.

Results

"The Company's strategy continues to focus on improving the profitability of its Employee Benefits business," says William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity. "Price increases have resulted in lower enrollment levels but the Company is on target in achieving better morbidity results, lower expenses per member and overall higher margins."

The decrease in US $ premium income and deposits for the nine months ended September 30, 2002 of 13% was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $41.1 billion at September 30, 2002, relatively unchanged from a year ago, and down $3.1 billion compared with December 31, 2001, essentially due to changes in market values of segregated funds.

GREAT-WEST
LIFECO INC.

Quarterly Dividends

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2475 per share on the common shares of the Company payable December 31, 2002 to shareholders of record at the close of business December 17, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable December 31, 2002 to shareholders of record at the close of business December 17, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable January 31, 2003 to shareholders of record at the close of business January 17, 2003.





William T. McCallum
Co-President and Chief Executive Officer

Raymond L. McFeetors
Co-President and Chief Executive Officer

October 29, 2002

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the three months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,080	$ 803	$ 1,883	$ 992	$ 700	$ 1,692	11%
Reinsurance & specialty general insurance	1,227	-	1,227	853	-	853	44%
Self-funded premium equivalents (ASO contracts) (1)	332	2,037	2,369	304	2,119	2,423	-2%
Segregated funds deposits: (1)							
Individual products	317	173	490	289	774	1,063	-54%
Group products	239	639	878	168	642	810	8%
Total premiums and deposits	$ 3,195	$ 3,652	$ 6,847	$ 2,606	$ 4,235	$ 6,841	-%
Fee and other income	102	339	441	98	387	485	-9%
Paid or credited to policyholders	2,534	988	3,522	2,137	857	2,994	18%
Net income attributable to:							
Preferred shareholders	8	(1)	7	7	-	7	-%
Common shareholders	114	126	240	9	115	124	94%
2001 adjustments (2)							
Goodwill amortization	-	-	-	15	1	16	
Alta	-	-	-	-	-	-	
September 11, 2001	-	-	-	73	-	73	
Adjusted net income common shareholders (2)	114	126	240	97	116	213	13%
Per Common Share							
Basic earnings			$ 0.653			$ 0.334	96%
2001 adjustments (2)							
Goodwill amortization			-			0.043	
Alta			-			-	
September 11, 2001			-			0.199	
Adjusted basic earnings (2)			0.653			0.576	13%
Dividends paid			0.2475			0.205	21%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) A charge of $16 after-tax or $0.043 per common share for the three months ended September 30, 2001 and $48 after-tax or $0.129 per common share for the nine months ended September 30, 2001 related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements);
(ii) A second quarter charge of $164 after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
(iii) A third-quarter charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited) (cont'd)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the nine months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 3,176**	**$ 2,249**	**$ 5,425**	$ 2,986	$ 2,298	$ 5,284	3%
Reinsurance & specialty general insurance	**2,882**	**-**	**2,882**	2,328	-	2,328	24%
Self-funded premium equivalents (ASO contracts) (1)	**1,002**	**6,196**	**7,198**	924	6,684	7,608	-5%
Segregated funds deposits: (1)							
Individual products	**1,329**	**500**	**1,829**	1,215	1,057	2,272	-19%
Group products	**829**	**2,497**	**3,326**	700	2,878	3,578	-7%
Total premiums and deposits	**$ 9,218**	**$ 11,442**	**$ 20,660**	$ 8,153	$ 12,917	$ 21,070	-2%
Fee and other income	**316**	**1,063**	**1,379**	286	1,128	1,414	-2%
Paid or credited to policyholders	**6,675**	**2,759**	**9,434**	5,960	2,860	8,820	7%
Net income attributable to:							
Preferred shareholders	**23**	**-**	**23**	22	1	23	-%
Common shareholders	**325**	**371**	**696**	164	162	326	113%
2001 adjustments (2)							
Goodwill amortization	**-**	**-**	**-**	45	3	48	
Alta	**-**	**-**	**-**	-	164	164	
September 11, 2001	**-**	**-**	**-**	73	-	73	
Adjusted net income common shareholders (2)	**325**	**371**	**696**	282	329	611	14%
Per Common Share							
Basic earnings			**$ 1.889**			$ 0.877	115%
2001 adjustments (2)							
Goodwill amortization			**-**			0.129	
Alta			**-**			0.440	
September 11, 2001			**-**			0.199	
Adjusted basic earnings (2)			**1.889**			1.645	15%
Dividends paid			**0.6975**			0.575	21%
Return on common shareholders' equity (12 months):							
Net income			**22.3%**			13.7%	
Adjusted net income (2)			**22.5%**			21.0%	
At September 30							
Total assets	**$ 35,387**	**$ 24,048**	**$ 59,435**	$ 34,091	$ 24,057	$ 58,148	2%
Segregated funds assets (1)	**17,892**	**17,055**	**34,947**	17,642	18,060	35,702	-2%
Total assets under administration	**$ 53,279**	**$ 41,103**	**$ 94,382**	$ 51,733	$ 42,117	$ 93,850	1%
Capital stock and surplus			**$ 4,715**			$ 4,287	10%
Book value per common share			**$ 11.40**			$ 10.16	12%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	2002	2001
Income				
Premium income	$ 3,110	$ 2,545	$ 8,307	$ 7,612
Net investment income	878	892	2,704	2,736
Fee and other income	441	485	1,379	1,414
	4,429	3,922	12,390	11,762
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (note 7)	3,522	2,994	9,434	8,820
Commissions	166	180	531	517
Operating expenses	413	455	1,329	1,455
Premium taxes	31	40	92	89
Special charges (note 13)	-	-	-	202
Net operating income before income taxes	297	253	1,004	679
Income taxes - current	121	49	297	228
- future (note 8)	(61)	61	(14)	30
Net income before minority and other interests	237	143	721	421
Minority and other interests (note 4)	(10)	(4)	2	24
Net income before amortization of goodwill	247	147	719	397
Amortization of goodwill	-	16	-	48
Net income	$ 247	$ 131	$ 719	$ 349
Earnings per Common Share (note 6)				
Basic	$ 0.653	$ 0.334	$ 1.889	$ 0.877
Diluted	$ 0.646	$ 0.329	$ 1.865	$ 0.862

Summary of Net Income				
Preferred shareholder dividends	$ 7	$ 7	$ 23	$ 23
Net income - common shareholders	240	124	696	326
Net income	$ 247	$ 131	$ 719	$ 349
Average number of shares outstanding - basic			368,470,287	371,743,697
Average number of shares outstanding - diluted			373,252,342	378,222,013

United States operating results during the first nine months of 2002 have been included at the average market rate of $1.5700 Canadian compared with $1.5380 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	September 30, 2002	December 31, 2001	September 30, 2001
Assets			
Bonds	$ 32,428	$ 32,581	$ 32,222
Mortgage loans	8,035	8,369	8,404
Stocks	1,513	1,379	1,374
Real estate	1,258	1,272	1,260
Loans to policyholders	6,123	6,213	5,992
Cash and certificates of deposit	1,328	837	588
Funds withheld by ceding insurers	4,538	4,477	4,098
Premiums in course of collection	351	410	423
Interest due and accrued	550	543	600
Future income taxes (note 8)	240	317	239
Goodwill and intangible assets (note 3)	1,687	1,604	1,607
Other assets	1,384	1,157	1,341
Total assets	$ 59,435	$ 59,159	$ 58,148
Liabilities			
Policy liabilities			
Actuarial liabilities (note 7)	$ 44,254	$ 43,909	$ 43,510
Provision for claims	638	753	707
Provision for policyholder dividends	375	355	356
Provision for experience rating refunds	940	834	753
Policyholder funds	1,818	1,748	1,734
	48,025	47,599	47,060
Commercial paper and other loans	1,015	1,075	1,002
Current income taxes	525	508	294
Other liabilities	1,783	2,181	2,084
Repurchase agreements	446	400	445
Net deferred gains on portfolio investments sold	1,000	1,049	1,052
	52,794	52,812	51,937
Minority and other interests (note 4)	1,926	1,950	1,924
Capital Stock and Surplus			
Capital stock (note 5)	2,082	2,083	2,083
Surplus	2,278	1,951	1,863
Provision for unrealized gain on translation of net investment in foreign operations	355	363	341
	4,715	4,397	4,287
Liabilities, capital stock and surplus	$ 59,435	$ 59,159	$ 58,148

United States assets and liabilities have been translated at the market rates of $1.5860 Canadian for September 30, 2002, $1.5930 Canadian for December 31, 2001 and $1.5790 Canadian for September 30, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the nine months ended September 30	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**719**	349
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(112)**	(118)
Dividends to shareholders		
Preferred shareholders	**(23)**	(23)
Common shareholders	**(257)**	(214)
Balance, end of period	**$ 2,278**	$ 1,863

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Operations				
Net income	**$ 247**	$ 131	**$ 719**	$ 349
Adjustments for non-cash items:				
Change in policy liabilities	**738**	432	**610**	968
Change in funds withheld by ceding insurers	**(416)**	(294)	**(61)**	(543)
Change in current income taxes payable	**(26)**	(31)	**14**	(139)
Future income tax expense	**(61)**	61	**(14)**	30
Amortization of goodwill	**-**	16	**-**	48
Other	**(579)**	303	**(854)**	64
Cash flows from operations	**(97)**	618	**414**	777
Financing Activities				
Issue of common shares	**2**	6	**14**	14
Purchased and cancelled common shares	**(53)**	(69)	**(127)**	(135)
Issue (repayment) of commercial paper and other loans	**(50)**	(17)	**(58)**	(52)
Dividends paid	**(98)**	(84)	**(280)**	(237)
	(199)	(164)	**(451)**	(410)
Investment Activities				
Bond sales and maturities	**5,456**	3,510	**15,944**	13,597
Mortgage loan repayments	**405**	610	**1,272**	1,497
Stock sales	**148**	42	**279**	393
Real estate sales	**-**	6	**38**	6
Change in loans to policyholders	**238**	(1)	**68**	(183)
Change in repurchase agreements	**(55)**	78	**47**	433
Investment in subsidiaries	**-**	-	**72**	(15)
Investment in bonds	**(5,112)**	(4,363)	**(15,791)**	(14,543)
Investment in mortgage loans	**(313)**	(320)	**(922)**	(1,070)
Investment in stocks	**(55)**	(31)	**(451)**	(612)
Investment in real estate	**(9)**	(9)	**(28)**	(22)
	703	(478)	**528**	(519)
Increase in cash and certificates of deposit	**407**	(24)	**491**	(152)
Cash and certificates of deposit, beginning of period	**921**	612	**837**	740
Cash and certificates of deposit, end of period	**$ 1,328**	$ 588	**$ 1,328**	$ 588

GREAT-WEST
LIFECO INC.

Notes to Interim Consolidated Financial Statements *(unaudited)*

($ amounts in millions unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at September 30, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:
- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the nine months ended September 30, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Net income:				
Reported net income	**$ 247**	$ 131	**$ 719**	$ 349
Add back: amortization of goodwill, net of tax	**-**	16	**-**	48
Net income adjusted for amortization of goodwill	**$ 247**	$ 147	**$ 719**	$ 397
Basic earnings per common share:				
Reported earnings per common share	**$ 0.653**	$ 0.334	**$ 1.889**	$ 0.877
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.129
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.653**	$ 0.377	**$ 1.889**	$ 1.006
Diluted earnings per common share:				
Reported diluted earnings per common share	**$ 0.646**	$ 0.329	**$ 1.865**	$ 0.862
Add back: amortization of goodwill, net of tax	**-**	0.042	**-**	0.127
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.646**	$ 0.371	**$ 1.865**	$ 0.989

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

Net investment income includes pre-tax foreign exchange losses of $17 for the nine months ended September 30, 2002 ($24 for the nine months ended September 30, 2001) and $4 for the three months ended September 30, 2002 ($8 for the three months ended September 30, 2001).

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used, pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost.

26,000 options were granted during the second quarter, and 148,500 options were granted during the third quarter. The weighted-average fair value of options granted was $16.23 per option. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2002: dividend yield 2.453%, expected volatility 31.67%, risk-free interest rate 5.125%, and expected life of 7 years.

The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation. In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for options granted under the Company's plan during the nine months ended September 30, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the nine months ended September 30, 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $.001.

(d) Moving Average Market Method

Effective July 1, 2002, the Company has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Company.

(e) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the nine months ended September 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,092	$ 66	$ 1,158

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the nine months ended September 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2002 and September 30, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a)

	For the three months ended September 30,		For the nine months ended September 30,	
	2002	2001	**2002**	2001
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 20**	$ 25	**$ 65**	$ 75
London Life	**121**	110	**378**	355
GWL&A	**48**	51	**150**	155
Policyholder dividends				
Great-West	**23**	22	**69**	64
London Life	**134**	124	**391**	366
GWL&A	**48**	50	**149**	151
Net income	**$ (16)**	$ (10)	**$ (16)**	$ 4
Preferred shareholder dividends	**6**	5	**17**	16
Minority shareholder interest	**-**	1	**1**	4
Total	**$ (10)**	$ (4)	**$ 2**	$ 24

b) **As at**

	September 30, 2002	December 31, 2001	September 30, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 328**	$ 332	$ 339
London Life	**902**	914	889
GWL&A	**235**	235	235
	1,465	1,481	1,463
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**2**	10	2
	$ 1,926	$ 1,950	$ 1,924

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	September 30, 2002		September 30, 2001	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	4,000,000	$ 100,000	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of period	21,192,242	$ 529,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	369,459,808	$ 1,553,294	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	(3,533,300)	(14,901)	(3,958,800)	(16,598)
Issued under Stock Option Plan	1,267,438	14,061	1,485,079	13,443
Balance, end of period	367,193,946	$ 1,552,454	369,931,004	$ 1,553,404
Total Capital Stock		$ 2,082,260		$ 2,083,210

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
a) Earnings				
Net income - common shareholders	**$ 240**	$ 124	**$ 696**	$ 326

	2002	2001
b) Number of Common Shares at September 30		
Average number of common shares outstanding	**368,470,287**	371,743,697
Add:		
-Potential exercise of outstanding stock options	**4,782,055**	6,478,316
Average number of common shares outstanding - diluted basis	**373,252,342**	378,222,013

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Earnings per Common Share (a) divided by b))				
Basic	**$ 0.653**	$ 0.334	**$ 1.889**	$ 0.877
Diluted	**$ 0.646**	$ 0.329	**$ 1.865**	$ 0.862

7. Actuarial Liabilities - Material Assumption Changes

Third quarter 2002 includes an addition of $46 ($41 in the shareholder account and $5 in the participating policyholder account) to the Adverse Development Reserve in London Reinsurance Group.

8. Income Taxes

Third quarter 2002 results include a $50 net reduction of provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $41 in the shareholder account and $9 in the participating policyholder account.

9. *Contingencies (changes since December 31, 2001 annual report)*

During the second quarter 2002, The Ontario Court of Appeal determined that the appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

10. Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

11. Commitments (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

12. **Segmented Information**
Consolidated Operations
For the three months ended September 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 575	$ 167	$ 1,227	$ 3	$ 1,972	$ 335	$ 2,307
Net investment income	52	112	103	29	296	215	511
Fee and other income	16	81	-	5	102	-	102
Total income	643	360	1,330	37	2,370	550	2,920
Benefits and Expenses:							
Paid or credited to policyholders	481	194	1,345	11	2,031	503	2,534
Other	107	88	7	7	209	64	273
Net operating income before income taxes	55	78	(22)	19	130	(17)	113
Income taxes	21	32	2	(53)	2	(1)	1
Net income before minority and other interests	34	46	(24)	72	128	(16)	112
Minority and other interests	-	-	-	6	6	(16)	(10)
Net income before goodwill amortization	34	46	(24)	66	122	-	122
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	46	(24)	58	114	-	114
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 416	$ 312	$ -	$ 728	$ 75	$ 803	$ 3,110
Net investment income	28	202	(1)	229	138	367	878
Fee and other income	253	86	-	339	-	339	441
Total income	697	600	(1)	1,296	213	1,509	4,429
Benefits and Expenses:							
Paid or credited to policyholders	346	434	1	781	207	988	3,522
Other	262	80	(9)	333	4	337	610
Net operating income before income taxes	89	86	7	182	2	184	297
Income taxes	23	25	9	57	2	59	60
Net income before minority and other interests	66	61	(2)	125	-	125	237
Minority and other interests	-	-	-	-	-	-	(10)
Net income before goodwill amortization	66	61	(2)	125	-	125	247
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 66	$ 61	$ (2)	$ 125	$ -	$ 125	$ 247

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ (1)	$ (1)	$ -	$ (1)	$ 7
Net income - common shareholders	66	61	(1)	126	-	126	240
Net income	$ 66	$ 61	$ (2)	$ 125	$ -	$ 125	$ 247

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 515	$ 155	$ 853	$ 3	$ 1,526	$ 319	$ 1,845
Net investment income	55	121	115	29	320	217	537
Fee and other income	15	80	-	3	98	-	98
Total income	585	356	968	35	1,944	536	2,480
Benefits and Expenses:							
Paid or credited to policyholders	440	197	1,017	6	1,660	477	2,137
Other	97	89	12	6	204	61	265
Net operating income before income taxes	48	70	(61)	23	80	(2)	78
Income taxes	18	26	(7)	6	43	9	52
Net income before minority and other interests	30	44	(54)	17	37	(11)	26
Minority and other interests	-	-	1	5	6	(11)	(5)
Net income before goodwill amortization	30	44	(55)	12	31	-	31
Amortization of goodwill	6	7	2	-	15	-	15
Net income	$ 24	$ 37	$ (57)	$ 12	$ 16	$ -	$ 16

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	24	37	(57)	5	9	-	9
Net income	$ 24	$ 37	$ (57)	$ 12	$ 16	$ -	$ 16

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 429	$ 193	$ -	$ 622	$ 78	$ 700	$ 2,545
Net investment income	28	195	(2)	221	134	355	892
Fee and other income	297	90	-	387	-	387	485
Total income	754	478	(2)	1,230	212	1,442	3,922
Benefits and Expenses:							
Paid or credited to policyholders	365	286	-	651	206	857	2,994
Other	293	110	4	407	3	410	675
Special charges	-	-	-	-	-	-	-
Net operating income before income taxes	96	82	(6)	172	3	175	253
Income taxes	33	26	(3)	56	2	58	110
Net income before minority and other interests	63	56	(3)	116	1	117	143
Minority and other interests	-	-	-	-	1	1	(4)
Net income before goodwill amortization	63	56	(3)	116	-	116	147
Amortization of goodwill	-	-	1	1	-	1	16
Net income	$ 63	$ 56	$ (4)	$ 115	$ -	$ 115	$ 131

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	63	56	(4)	115	-	115	124
Net income	$ 63	$ 56	$ (4)	$ 115	$ -	$ 115	$ 131

* see note 13

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,652	$ 490	$ 2,882	$ 11	$ 5,035	$ 1,023	$ 6,058
Net investment income	154	345	357	66	922	663	1,585
Fee and other income	50	251	1	14	316	-	316
Total income	1,856	1,086	3,240	91	6,273	1,686	7,959
Benefits and Expenses:							
Paid or credited to policyholders	1,392	561	3,192	29	5,174	1,501	6,675
Other	318	281	20	19	638	192	830
Net operating income before income taxes	146	244	28	43	461	(7)	454
Income taxes	55	93	5	(58)	95	10	105
Net income before minority and other interests	91	151	23	101	366	(17)	349
Minority and other interests	-	-	1	17	18	(17)	1
Net income before goodwill amortization	91	151	22	84	348	-	348
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 23	$ 23	$ -	$ 23
Net income - common shareholders	91	151	22	61	325	-	325
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,199	$ 773	$ -	$ 1,972	$ 277	$ 2,249	$ 8,307
Net investment income	82	624	(4)	702	417	1,119	2,704
Fee and other income	798	265	-	1,063	-	1,063	1,379
Total income	2,079	1,662	(4)	3,737	694	4,431	12,390
Benefits and Expenses:							
Paid or credited to policyholders	955	1,133	(1)	2,087	672	2,759	9,434
Other	847	255	4	1,106	16	1,122	1,952
Net operating income before income taxes	277	274	(7)	544	6	550	1,004
Income taxes	90	86	(3)	173	5	178	283
Net income before minority and other interests	187	188	(4)	371	1	372	721
Minority and other interests	-	-	-	-	1	1	2
Net income before goodwill amortization	187	188	(4)	371	-	371	719
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 187	$ 188	$ (4)	$ 371	$ -	$ 371	$ 719

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 23
Net income - common shareholders	187	188	(4)	371	-	371	696
Net income	$ 187	$ 188	$ (4)	$ 371	$ -	$ 371	$ 719

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,505	$ 484	$ 2,328	$ 11	$ 4,328	$ 986	$ 5,314
Net investment income	162	382	337	88	969	663	1,632
Fee and other income	45	229	1	11	286	-	286
Total income	1,712	1,095	2,666	110	5,583	1,649	7,232
Benefits and Expenses:							
Paid or credited to policyholders	1,293	612	2,631	20	4,556	1,404	5,960
Other	289	276	50	16	631	212	843
Net operating income before income taxes	130	207	(15)	74	396	33	429
Income taxes	51	77	(3)	20	145	33	178
Net income before minority and other interests	79	130	(12)	54	251	-	251
Minority and other interests	-	-	4	16	20	-	20
Net income before goodwill amortization	79	130	(16)	38	231	-	231
Amortization of goodwill	17	21	6	1	45	-	45
Net income	$ 62	$ 109	$ (22)	$ 37	$ 186	$ -	$ 186

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 22	$ 22	$ -	$ 22
Net income - common shareholders	62	109	(22)	15	164	-	164
Net income	$ 62	$ 109	$ (22)	$ 37	$ 186	$ -	$ 186

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2001

	United States Operations						
	Shareholder				*Participating* Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,274	$ 727	$ -	$ 2,001	$ 297	$ 2,298	$ 7,612
Net investment income	79	629	(3)	705	399	1,104	2,736
Fee and other income	856	272	-	1,128	-	1,128	1,414
Total income	2,209	1,628	(3)	3,834	696	4,530	11,762
Benefits and Expenses:							
Paid or credited to policyholders	1,107	1,084	(1)	2,190	670	2,860	8,820
Other	905	292	7	1,204	14	1,218	2,061
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(5)	252	(9)	238	12	250	679
Income taxes	(5)	77	-	72	8	80	258
Net income before minority and other interests	-	175	(9)	166	4	170	421
Minority and other interests	-	-	-	-	4	4	24
Net income before goodwill amortization	-	175	(9)	166	-	166	397
Amortization of goodwill	2	-	1	3	-	3	48
Net income	$ (2)	$ 175	$ (10)	$ 163	$ -	$ 163	$ 349

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 23
Net income - common shareholders	(2)	175	(11)	162	-	162	326
Net income	$ (2)	$ 175	$ (10)	$ 163	$ -	$ 163	$ 349

* see note 13

13. Special Charges

2001 results include a non-recurring charge of $202 pre-tax ($132 after-tax) plus operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the three months ended September 30, 2001 was negligible.

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interior Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the three months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 1,080**	**$ 803**	**$ 1,883**	$ 992	$ 700	$ 1,692	11%
Reinsurance & specialty general insurance	**1,227**	**-**	**1,227**	853	-	853	44%
Self-funded premium equivalents (ASO contracts) (1)	**332**	**2,037**	**2,369**	304	2,119	2,423	-2%
Segregated funds deposits: (1)							
Individual products	**317**	**173**	**490**	289	774	1,063	-54%
Group products	**239**	**639**	**878**	168	642	810	8%
Total premiums and deposits	**$ 3,195**	**$ 3,652**	**$ 6,847**	$ 2,606	$ 4,235	$ 6,841	-%
Fee and other income	**102**	**339**	**441**	98	387	485	-9%
Paid or credited to policyholders	**2,534**	**988**	**3,522**	2,137	857	2,994	18%
Net income attributable to:							
Preferred shareholders	**8**	**(1)**	**7**	7	-	7	-%
Common shareholders	**114**	**126**	**240**	9	115	124	94%
2001 adjustments (2)							
Goodwill amortization	**-**	**-**	**-**	15	1	16	
Alta	**-**	**-**	**-**	-	-	-	
September 11, 2001	**-**	**-**	**-**	73	-	73	
Adjusted net income common shareholders (2)	**114**	**126**	**240**	97	116	213	13%
Per Common Share							
Basic earnings			**$ 0.653**			$ 0.334	96%
2001 adjustments (2)							
Goodwill amortization			**-**			$ 0.043	
Alta			**-**			-	
September 11, 2001			**-**			0.199	
Adjusted basic earnings (2)			**0.653**			0.576	13%
Dividends paid			**0.2475**			0.205	21%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) a charge of $16 million after-tax or $0.043 per common share for the three months ended September 30, 2001 and $48 million after-tax or $0.129 per common share for the nine months ended September 30, 2001 related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements).
(ii) A second-quarter charge of $164 million after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits.
(iii) A third-quarter charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (cont'd)
(in $ millions, except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the nine months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 3,176**	**$ 2,249**	**$ 5,425**	$ 2,986	$ 2,298	$ 5,284	3%
Reinsurance & specialty general insurance	**2,882**	**-**	**2,882**	2,328	-	2,328	24%
Self-funded premium equivalents (ASO contracts) (1)	**1,002**	**6,196**	**7,198**	924	6,684	7,608	-5%
Segregated funds deposits: (1)							
Individual products	**1,329**	**500**	**1,829**	1,215	1,057	2,272	-19%
Group products	**829**	**2,497**	**3,326**	700	2,878	3,578	-7%
Total premiums and deposits	**$ 9,218**	**$ 11,442**	**$ 20,660**	$ 8,153	$ 12,917	$ 21,070	-2%
Fee and other income	**316**	**1,063**	**1,379**	286	1,128	1,414	-2%
Paid or credited to policyholders	**6,675**	**2,759**	**9,434**	5,960	2,860	8,820	7%
Net income attributable to:							
Preferred shareholders	**23**	**-**	**23**	22	1	23	-%
Common shareholders	**325**	**371**	**696**	164	162	326	113%
2001 adjustments (2)							
Goodwill amortization	**-**	**-**	**-**	45	3	48	
Alta	**-**	**-**	**-**	-	164	164	
September 11, 2001	**-**	**-**	**-**	73	-	73	
Adjusted net income common shareholders (2)	**325**	**371**	**696**	282	329	611	14%
Per Common Share							
Basic earnings			**$ 1.889**			$ 0.877	115%
2001 adjustments (2)							
Goodwill amortization			**-**			0.129	
Alta			**-**			0.440	
September 11, 2001			**-**			0.199	
Adjusted basic earnings (2)			**1.889**			1.645	15%
Dividends paid			**0.6975**			0.575	21%
Return on common shareholders' equity (12 months):							
Net income			**22.3%**			13.7%	
Adjusted net income (2)			**22.5%**			21.0%	
At September 30							
Total assets	**$ 35,387**	**$ 24,048**	**$ 59,435**	$ 34,091	$ 24,057	$ 58,148	2%
Segregated funds assets (1)	**17,892**	**17,055**	**34,947**	17,642	18,060	35,702	-2%
Total assets under administration	**$ 53,279**	**$ 41,103**	**$ 94,382**	$ 51,733	$ 42,117	$ 93,850	1%
Capital stock and surplus			**$ 4,715**			$ 4,287	10%
Book value per common share			**$ 11.40**			$ 10.16	12%

GREAT-WEST
LIFECO INC.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) for the three months and nine months ended September 30, 2002 compared with the same periods in 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESSES

In Canada, through Great-West and its major subsidiary, London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets through its subsidiary, London Reinsurance Group Inc.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

GREAT-WEST
LIFECO INC.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders		Adjusted (1) Net Income - Common Shareholders	
			Total	Basic Per Share	Total	Basic Per Share
2002	**Third quarter**	**$ 4,429**	**$ 240**	**$ 0.653**	N/A	N/A
	Second quarter	3,648	234	0.634	N/A	N/A
	First quarter	4,313	222	0.602	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489
2000	Fourth quarter	$ 4,242	$ 174	$ 0.468	$ 190	$ 0.512
	Third quarter	3,705	164	0.440	180	0.484
	Second quarter	3,728	164	0.438	181	0.481
	First quarter	3,591	141	0.376	157	0.419

(1) Adjusted Net Income for 2001 and 2000 is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

- Amortization of Goodwill - effective January 1, 2002, goodwill is no longer amortized.
- Alta Health & Life Insurance Company - Special charges of $133 million plus related operating losses of $32 million for a total of $165 million or $0.444 per share.
- Events of September 11, 2001 - A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ -	-	$ 19	$ 0.052
	Third quarter	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	-	-	180	0.483
	First quarter	16	0.043	-	-	-	-	16	0.043
2000	Fourth quarter	$ 16	$ 0.044	-	-	-	-	$ 16	$ 0.044
	Third quarter	16	0.044	-	-	-	-	16	0.044
	Second quarter	17	0.043	-	-	-	-	17	0.043
	First quarter	16	0.043	-	-	-	-	16	0.043

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations
September 30, 2002	$1.5860	$1.5700
June 30, 2002	$1.5190	$1.5740
March 31, 2002	$1.5935	$1.5945
December 31, 2001	$1.5930	$1.5490
September 30, 2001	$1.5790	$1.5380
June 30, 2001	$1.5180	$1.5340
March 31, 2001	$1.5774	$1.5280

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended September 30, 2002, the effective rate was $1.5301 ($1.4858 at December 31, 2001 and $1.4889 at September 30, 2001).

GREAT-WEST
LIFECO INC.

THIRD QUARTER 2002 OVERVIEW
In the third quarter, Lifeco recorded steady growth in earnings from both its Canadian and United States operations. The quality of the Company's invested assets remains high with approximately 98% of the bond portfolio rated investment grade. The Company reduced its exposure to holdings in the Telecommunication, Media and Information Technologies (TMT) industries by approximately 15% from the end of the previous quarter.

Management continues to believe that the Company is solidly positioned for long-term earnings growth.

NET INCOME
Lifeco's net income attributable to common shareholders was $240 million or $0.653 per common share for the third quarter of 2002, compared to $0.334 per common share reported a year ago. For the nine months ended September 30, 2002, net income attributable to common shareholders was $696 million or $1.889 per common share, compared to $326 million or $0.877 per common share in 2001.

Earnings per common share for 2002 represents an increase over 2001 of 13% for the third quarter, and 15% for nine months, after adjusting the 2001 results to facilitate comparison between years for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001.

Source of Net Income – Consolidated net income of Lifeco represents the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results.

The following comparative figures for 2001 have been adjusted to exclude non-recurring charges related to goodwill, Alta, and the events of September 11, 2001.

Canadian Segment – For the third quarter, Great-West's (Canada) net income was $120 million compared to $99 million at September 30, 2001, up 21%. For the nine months ended September 30, 2002, net income attributable to common shareholders increased 18% to $340 million from $288 million a year ago.

During the third quarter, the Company recognized a reduction in provisions for income taxes arising from the completion of tax audits, as well as an increase in reinsurance actuarial reserves related to potential exposures to future risks. The net impact on earnings from these two events was not material.

Including the Canadian portion of Lifeco Corporate results, Canadian Consolidated net earnings of Lifeco for the third quarter and the first nine months of 2002 were $114 million and $325 million, respectively, compared to $97 million and $282 million in 2001.

United States Segment – For the third quarter, GWL&A's (United States) earnings were US $82 million compared to US $78 million at September 30, 2001, an increase of 5%. For the nine months ended September 30, 2002, net income attributable to common shareholders increased 9% to US $242 million from US $222 million a year ago.

Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States Consolidated net earnings for the third quarter and the first nine months of 2002 were $126 million and $371 million, respectively, compared to $116 million and $329 million in 2001.

A more complete discussion and analysis of results is presented in the Canadian and United States Segment sections of this report.

GREAT-WEST
LIFECO INC.

Net Income Common Shareholders

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Canadian Segment						
Great-West						
Total common shareholder earnings	**$ 120**	$ 11		**$ 340**	$ 170	
Portion of Lifeco Corporate earnings	**(6)**	(2)		**(15)**	(6)	
Total Canadian segment	**114**	9		**325**	164	
Goodwill amortization adjustment	**-**	15		**-**	45	
September 11, 2001 adjustment	**-**	73		**-**	73	
Total adjusted Canadian segment	**114**	97	18%	**325**	282	15%
United States Segment						
GWL&A						
Total common shareholder earnings (US$)	**$ 82**	$ 78		**$ 242**	$ 114	
Foreign exchange translation	**43**	37		**129**	50	
Portion of Lifeco Corporate earnings	**1**	-		**-**	(2)	
Total U.S. segment	**126**	115		**371**	162	
Goodwill amortization adjustment	**-**	1		**-**	3	
Alta adjustment	**-**	-		**-**	164	
Total adjusted U.S. segment	**126**	116	9%	**371**	329	13%
Total Lifeco (2001 adjusted basis)	**$ 240**	$ 213	13%	**$ 696**	$ 611	14%

For Great-West, both third quarter and nine months ended September 30, 2002 earnings increased mainly due to an improvement in group insurance healthcare costs, long term disability experience, and overall expense management.

For GWL&A, both third quarter and nine months ended September 30, 2002 earnings increased mainly due to improvement in Employee Benefits mortality results, an increase in Financial Services interest margins and overall expense management.

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration increased 1% to $94.4 billion, compared to September 30, 2001. General funds assets increased 2% to $59.4 billion, while segregated funds assets decreased 2% to $35.0 billion. Compared to December 31, 2001, general funds assets increased $0.3 billion and segregated funds assets were down $3.9 billion, reflecting the change in equity markets.

Asset Quality – General Fund Assets – At September 30, 2002, exposure to mortgage loans and real estate was 18% of invested assets, a decrease of 1% from December 31, 2001.

The Company's exposure to non-investment grade bonds was 2.1% of the portfolio at September 30, 2002, up slightly from 2.0% at December 31, 2001.

The Company's exposure to Telecommunication, Media and Information Technologies (TMT) bond and preferred stock holdings at September 30, 2002 was $1.1 billion, which is lower by 15% compared to June 30, 2002, and represents 3.4% of the total bond and preferred share portfolio assets. Of that total, 55% are rated "A" or higher, 29% are rated "BBB", and 16% or $170 million ($131 million net of specific provisions held) are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $120 million or 0.3% of portfolio investments at September 30, 2002, compared with $187 million and 0.4% at December 31, 2001. The Company's allowance for credit losses at September 30, 2002 was $176 million, compared with $146 million at year-end 2001. Additional provisions for future credit losses in assets backing liabilities are included in actuarial liabilities and amount to $431 million at September 30, 2002 ($423 million at December 31, 2001).

Total Liabilities – Policy liabilities at $48.0 billion represent 91% of total liabilities at September 30, 2002, relatively unchanged from a year ago and from December 31, 2001.

Capital Stock and Surplus — During the nine months ended September 30, 2002, the Company paid dividends of $0.6975 per common share for a total of $257 million and preferred share dividends of $23 million.

The Company utilizes the normal course issuer bid program to acquire common shares issued under the Company's Stock Option Plan to mitigate the dilutive effect of stock options.

In November, 2001, the Company announced a further normal course issuer bid commencing December 1, 2001 and terminating November 30, 2002. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the nine months ended September 30, 2002, through the normal course issuer bid process, 3,533,300 common shares were purchased for cancellation at a cost of $127 million or $35.93 per share.

These activities, coupled with the strong earnings from both Canadian and U.S. operations, resulted in capital and surplus increasing 10% from September 30, 2001 to $4.7 billion at September 30, 2002.

The Company announced its intention to redeem all 4,000,000 of its outstanding Non-Cumulative First Preferred Shares, Series B on December 31, 2002 for the cash redemption price of $25.00 per share. As well, one of its subsidiary companies, London Insurance Group Inc. announced its intention to redeem all 5,000,000 of its Class I Preferred Shares, Series D on December 31, 2002 for the cash redemption price of $25.00 per share. London Insurance Group Inc. also announced its intention to redeem all of its 5,000,000 Class I Preferred Shares, Series E on December 31, 2002 for the cash redemption price of $25.00 per share.

Financial Strength – The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has MCCSR and GWL&A has risk-based capital well in excess of that required by regulation.

The credit ratings of the Company and its principal subsidiaries were changed as follows during the nine months ended September 30, 2002.

On August 28, 2002, Moody's Investors Service changed the outlook to stable from negative for its Aa2 insurance financial strength rating for Lifeco, Great-West and GWL&A. The outlook change was the result of Moody's review of the Company's September 11th-related emerging reinsurance claims experience and expected future claims relative to original estimates made by the Company.

On September 19, 2002, Fitch Ratings Inc. lowered its ratings for Lifeco, Great-West and GWL&A. Insurer financial strength ratings were lowered to AA+ (stable) from AAA (stable), and long-term issuer ratings were lowered to AA- (stable) from AA (stable). The ratings adjustment was part of a comprehensive industry review of all North American life insurance company ratings. The particular adjustment for Lifeco, Great-West and GWL&A was driven by Fitch's newly enhanced criteria for AAA insurer financial strength ratings. The AA+ rating assigned by Fitch represents the second highest rating available.

In addition to the changes described above, on October 4, 2002, Standard & Poor's (S&P) changed the outlook to negative from stable for its AA+ counterparty credit rating for Lifeco, Great-West and GWL&A. The outlook change reflected concern over the potential for adverse change to revenue and earnings growth in the Company's U.S. employee benefits and retirement services segments due to intense competition, soft global equity markets and continuing weaknesses in the U.S. economy. Notwithstanding the change in outlook, the AA+ rating reaffirmed by S&P represents the second highest rating available.

Cash Flows
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Cash flows relating to the following activities:				
Operations	**$ (97)**	$ 618	**$ 414**	$ 777
Financing	**(199)**	(164)	**(451)**	(410)
Investment	**703**	(478)	**528**	(519)
Increase (decrease) in cash & certificates of deposit	**407**	(24)	**491**	(152)
Cash & certificates of deposit, beginning of period	**921**	612	**837**	740
Cash & certificates of deposit, end of period	**$ 1,328**	$ 588	**$ 1,328**	$ 588

The cash flows from operations of $(97) million and $414 million for the three month and nine month periods less cash flow used for financing activities including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investments.

For the third quarter of 2002 compared to 2001, the decrease in cash flows from operations of $715 million stems mainly from a combination of lower premiums and deposits and higher withdrawal payments on 401(k) business in the United States operation. Financing activities consumed an additional $35 million in 2002 primarily due to increased common dividends and repayment of commercial paper. Investment activities provided an additional $1.2 billion of cash flows in 2002 primarily from bond sales. Variances for the nine months include the above as well as changes in timing of income tax payments between years and the incidence of reinsurance related transactions for Canadian operations.

Cash flow from investment activities in 2002 includes $72 million from the sale of London Guarantee Insurance Company in the first quarter.

Changes in Accounting Policies – As disclosed in note 2 to the Company's interim financial statements, three new standards were adopted as at January 1, 2002

- Business Combinations, Goodwill and Other Intangible Assets
- Foreign Currency Translation
- Stock-Based Compensation and Other Stock-Based Payments

Other than the elimination of goodwill charges from the Summary of Consolidated Operations and reclassifications on the Consolidated Balance Sheet, associated with the new Business Combinations, Goodwill and Other Intangible Assets standard as described in note 2, there is no material effect of these new policies on the financial statements for the nine months ended September 30, 2002.

Also disclosed in note 2 to the Company's interim financial statements is the adoption as at July 1, 2002 of the OSFI revised rates used to calculate the moving average market value adjustment for stocks and real estate. The change in accounting estimate does not have a material effect on the financial statements of the Company.

GREAT-WEST
LIFECO INC.

Operating Results

Canadian Segment

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Income:				
Premium income (1)	**$ 2,307**	$ 1,845	**$ 6,058**	$ 5,314
Net investment income	**511**	537	**1,585**	1,632
Fee and other income	**102**	98	**316**	286
Total income	**2,920**	2,480	**7,959**	7,232
Benefits and Expenses:				
Paid or credited to policyholders	**2,534**	2,137	**6,675**	5,960
Other	**273**	265	**830**	843
Net operating income before income taxes	**113**	78	**454**	429
Income taxes	**1**	52	**105**	178
Net income before minority and other interests	**112**	26	**349**	251
Minority and other interests	**(10)**	(5)	**1**	20
Net income before goodwill amortization	**122**	31	**348**	231
Amortization of goodwill	**-**	15	**-**	45
Net income	**$ 122**	$ 16	**$ 348**	$ 186
Summary of Net Income				
Preferred shareholder dividends	**$ 8**	$ 7	**$ 23**	$ 22
Net income - common shareholders	**114**	9	**325**	164
Net income	**$ 122**	$ 16	**$ 348**	$ 186
(1) excludes - segregated funds deposits	**$ 556**	$ 457	**$ 2,158**	$ 1,915
- self-funded premium equivalents (ASO)	**$ 332**	$ 304	**$ 1,002**	$ 924

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

For the three months ended September 30, 2002, Canadian consolidated net earnings attributable to common shareholders was up $105 million to $114 million, compared to $9 million a year ago, which included charges made up of: (i) goodwill amortization charges of $15 million and (ii) a non-recurring charge of $73 million related to the events of September 11, 2001. After adjusting 2001 for these charges to facilitate comparison, 2002 represents an increase of 18%.

For the nine months ended September 30, 2002, Canadian consolidated net earnings attributable to common shareholders was up $161 million to $325 million, compared to $164 million a year ago. After adjusting 2001 for goodwill amortization charges of $45 million and charges related to the events of September 11, 2001, 2002 represents an increase of 15%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and charges relating to the events of September 11, 2001.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Group Insurance	**$ 34**	$ 30	13%	**$ 91**	$ 79	15%
Individual Insurance & Investment Products	**46**	44	5%	**151**	130	16%
Reinsurance & Specialty General Insurance	**(24)**	18	-	**22**	57	-61%
Corporate	**58**	5	-	**61**	16	-
	$ 114	$ 97	18%	**$ 325**	$ 282	15%

The positive earnings results for the three months ended September 30, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare costs and long term disability results, increased fee income, decreased expense levels, and favourable mortality experience.

In terms of major business units:

For the three months ended September 30, 2002

- Group Insurance – The increase in shareholder net income is attributable to favourable healthcare and dentalcare results, and improved results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience, lower expenses, and higher fee income from increased segregated funds assets.
- Reinsurance & Specialty General Insurance – Net income was down from 2001, due to an addition to the Adverse Development Reserve of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) related to potential exposures to future risks.
- Corporate – The increase in net income is attributable to a reduction in provisions for income taxes in the three month period of $50 million ($41 million in the shareholder account and $9 million in the participating policyholder account) arising from the completion of tax audits.

For the nine months ended September 30, 2002

- Group Insurance – The increase in shareholder net income is attributable to favourable healthcare and dentalcare results, and improved results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience, lower expenses, and higher fee income from increased segregated funds assets.
- Reinsurance & Specialty General Insurance – Net income was down from 2001, due to a third quarter addition to the Adverse Development Reserve of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) related to potential exposures to future risks. Nine month

results include the first quarter gain on the sale of London Guarantee Insurance Company, partially offset by strengthening of corporate and actuarial reserves.

- Corporate – The increase in net income is attributable to a reduction in provisions for income taxes in the third quarter of $50 million ($41 million in the shareholder account and $9 million in the participating policyholder account) arising from the completion of tax audits. This increase in net income was partially offset by a strengthening of credit loss provisions related to technology holdings reported earlier in 2002.

PREMIUMS AND DEPOSITS

(in $ millions)

	Premiums and Deposits			Sales (1)		
For the three months ended September 30	**2002**	2001	% Change	**2002**	2001	% Change
Business/Product						
Group Insurance	**$ 907**	$ 820	11%	**$ 66**	$ 73	-10%
Individual Insurance						
Life Insurance - participating	**335**	319	5%	**15**	13	15%
- non-participating	**70**	69	1%	**10**	13	-23%
Living Benefits	**32**	30	7%	**6**	6	-
Retirement & Investment Services						
Individual products	**351**	313	12%	**435**	489	-11%
Group products	**273**	202	35%	**156**	81	93%
Reinsurance & Specialty						
General Insurance	**1,227**	853	44%	**1,227**	853	44%
	$ 3,195	$ 2,606	23%	**$ 1,915**	$ 1,528	25%
Summary by Type						
Risk-based products	**$ 2,307**	$ 1,845	25%			
ASO contracts	**332**	304	9%			
Segregated funds deposits:						
- Individual products	**317**	289	10%			
- Group products	**239**	168	42%			
Total premiums and deposits	**$ 3,195**	$ 2,606	23%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the three months ended September 30, 2002, including reinsurance premiums, were up 23% from 2001 levels. Risk-based product premiums, other than reinsurance, were up 9% with increases in all business/products. Self-funded premium equivalents (ASO contracts) were up 9%, due primarily to increased large case sales. Segregated funds deposits were up 22%, due to increased deposits to both Group and Individual Retirement & Investment Services products and increases in investment only products. Reinsurance premiums were up 44%, reflecting increases in property and casualty products.

Total sales for the three months ended September 30, 2002 increased 25% reflecting the incidence of large case sales for Reinsurance & Specialty General Insurance. Excluding Reinsurance & Specialty General, sales of the other major lines increased 2% over 2001. Retirement & Investment Services products increased slightly, group life declined modestly due to the incidence of large case sales, while individual insurance products in aggregate were at last year's levels.

GREAT-WEST
LIFECO INC.

(in $ millions)

For the nine months ended September 30	Premiums and Deposits 2002	Premiums and Deposits 2001	Premiums and Deposits % Change	Sales (1) 2002	Sales (1) 2001	Sales (1) % Change
Business/Product						
Group Insurance	**$ 2,654**	$ 2,430	9%	**$ 236**	$ 246	-4%
Individual Insurance						
Life Insurance - participating	**1,023**	986	4%	**46**	37	24%
- non-participating	**210**	209	-	**31**	32	-3%
Living Benefits	**94**	88	7%	**17**	15	13%
Retirement & Investment Services						
Individual products	**1,417**	1,298	9%	**1,819**	1,752	4%
Group products	**938**	814	15%	**489**	356	37%
Reinsurance & Specialty						
General Insurance	**2,882**	2,328	24%	**2,882**	2,328	24%
	$ 9,218	$ 8,153	13%	**$ 5,520**	$ 4,766	16%
Summary by Type						
Risk-based products	**$ 6,058**	$ 5,314	14%			
ASO contracts	**1,002**	924	8%			
Segregated funds deposits:						
- Individual products	**1,329**	1,215	9%			
- Group products	**829**	700	18%			
Total premiums and deposits	**$ 9,218**	$ 8,153	13%			

(1) Excludes Quadrus distributed mutual funds sales.

For the nine months ended September 30, 2002, total premiums and deposits, including reinsurance premiums were up 13% from 2001 levels. Risk-based product premiums, other than reinsurance, were up 6% with increases in all business/products. Self-funded premium equivalents (ASO contracts) were up 8%, due primarily to increased large case sales. Segregated funds deposits were up 13% due to increased deposits to both Group and Individual Retirement & Investment Services products and increases in investment only products. Reinsurance premiums were up 24%, reflecting increases in property and casualty, and life products.

Total sales for the nine months ended September 30, 2002 increased 16% from 2001 levels. Reinsurance & Specialty General Insurance increased 24% as a result of large case sales. Group insurance sales were 4% below 2001, reflecting the incidence of large case sales. Individual insurance sales were ahead of 2001, primarily in participating whole life and non-participating term insurance. Both individual and group retirement and investment services increased from 2001 levels in both investment only and lump sum products.

Net Investment Income

(in $ millions)

	For the three months ended September 30 2002	2001	% Change	For the nine months ended September 30 2002	2001	% Change
Investment income earned	**$ 468**	$ 498	-6%	**$ 1,500**	$ 1,508	-1%
Amortization of gains and losses	**44**	43		**130**	137	
Provision for credit losses	**2**	(1)		**(34)**	(2)	
Gross investment income	**514**	540	-5%	**1,596**	1,643	-3%
Less: investment expenses	**3**	3		**11**	11	
Net investment income	**$ 511**	$ 537	-5%	**$ 1,585**	$ 1,632	-3%

Net investment income for the three months ended September 30, 2002 decreased $26 million or 5% from the same period last year, due to lower interest rates, declines in equity markets, as well as investment program trading to higher quality bonds.

For the nine months ended September 30, 2002, net investment income decreased by $47 million or 3%, reflecting the Company's strengthening of its loan loss provisions and lower interest rates, offset somewhat by a gain on the sale of one of the Company's subsidiaries, London Guarantee Insurance Company (London Guarantee) in the first quarter of 2002.

Fee Income
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Segregated funds	**$ 78**	$ 76	3%	**$ 240**	$ 221	9%
ASO contracts	**17**	15	13%	**51**	45	13%
Other	**7**	7	-	**25**	20	25%
	$ 102	$ 98	4%	**$ 316**	$ 286	10%

Fee income is derived from the management of segregated funds assets and the provision of Group health ASO business. For the three months ended September 30, 2002, the increase in fee income of 4% compared to the same period in 2001 includes a $2 million increase in segregated fund related fee revenue on increased average asset balance when compared to the 2001 period, and a $2 million increase in ASO contract fee revenue essentially due to increased volumes of business. Other fee income includes fees on Quadrus sales as well as property and asset management fees, and was consistent with the same period in 2001.

For the nine months ended September 30, 2002, the increase in fee income of 10% compared to 2001 includes increases in segregated fund related fee revenue of $19 million, due in part to an increase of 1% in segregated funds assets. ASO contract fee revenue increased $6 million, essentially due to increased volumes of business. The increase in other fee income of $5 million reflects the increase in Quadrus sales, as well as an increase in asset management fees offset by a decrease in property management fees.

Paid or Credited to Policyholders
This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $2.5 billion was paid or credited to policyholders in the three months ended September 30, 2002, an increase of 19% compared to the same period in 2001, which mainly reflects an increase in policyholder dividends and experience refunds, as well as an increase in the actuarial reserves from higher premium income. Benefits for the three month period were consistent with the prior year. As reported in note 7 of the Company's September 30, 2002 interim financial statements, the third quarter results for Great-West include an addition of $46 million ($41 million in the shareholder account and $5 million in the participating policyholder account) to the Adverse Development Reserve in London Reinsurance Group (LRG). The strengthening of provisions for adverse development provides for potential future claims in LRG's business.

For the nine months ended September 30, 2002, $6.7 billion was paid or credited to policyholders, an increase of 12% compared to 2001, which reflects an increase in policyholder benefits and experience refunds related to increases in premium income.

Income Taxes
As reported in note 8 of the Company's September 30, 2002 interim financial statements, the third quarter results for Great-West operations include a reduction of provisions for income taxes and an increase to net income attributable to common shareholders of $41 million due to favourable tax experience arising from the completion of tax audits, as well as a comprehensive review of income tax provisions. In addition, the Company's effective income tax rate reflects lower taxes on investment earnings in the corporate segment.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Total expenses	**$ 155**	$ 150	3%	**$ 473**	$ 516	-8%
Less: investment expenses	**3**	3	-	**11**	11	-
Operating expenses	**152**	147	3%	**462**	505	-9%
Commissions	**102**	99	3%	**312**	291	7%
Premium taxes	**19**	19	-	**56**	47	19%
Total	**$ 273**	$ 265	3%	**$ 830**	$ 843	-2%

For the three months ended September 30, 2002, operating expenses are higher than the same period in 2001 by 3% or $5 million, commission payments are up 3% or $3 million, and premium taxes are $19 million in both periods.

For the nine months ended September 30, 2002, operating expenses are lower than 2001 levels by 9% or $43 million, commission payments are up 7% or $21 million, and premiums taxes are up 19% or $9 million, due primarily to 2001 including a refund of $7 million from CompCorp. However, adjusting 2001 for non-recurring items, the major items of which include London Guarantee expenses (sold in early 2002) of $18 million and provisions related to the Participating Policyholder settlement agreement of $20 million, year-to-date operating expenses are $5 million or 1% lower than the same period in 2001.

ASSETS

Assets Under Administration

(in $ millions)

	September 30 2002	December 31 2001
Invested assets	**$ 28,431**	$ 27,806
Other general fund assets	**6,956**	6,884
Total assets	**35,387**	34,690
Segregated funds assets	**17,892**	19,093
Total assets under administration	**$ 53,279**	$ 53,783

Total assets under administration at September 30, 2002 were $53.3 billion, a decrease of 1% from December 31, 2001. General fund assets increased by 2% and segregated funds assets decreased by 6% compared with December 31, 2001.

Invested Assets

Invested assets at September 30, 2002 were $28.4 billion, an increase of 2% from December 31, 2001.

GREAT-WEST
LIFECO INC.

Asset Distribution
(in $ millions)

	September 30, 2002		December 31, 2001	
Government bonds	$ 6,922	24 %	$ 6,124	22 %
Corporate bonds	9,196	32	10,144	36
Mortgages	7,295	26	7,392	27
Stocks	1,388	5	1,252	5
Real estate	1,068	4	1,072	4
Sub-total portfolio investments	25,869		25,984	
Cash & certificates of deposit	1,083	4	389	1
Policy loans	1,479	5	1,433	5
Total invested assets	$ 28,431	100 %	$ 27,806	100 %

Asset Quality – At September 30, 2002, exposure to mortgage loans and real estate was 30% of invested assets, a decrease of 1% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $314 million or 1.9% of the portfolio at September 30, 2002, up from $227 million or 1.4% of the portfolio at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $74 million or 0.29% of portfolio investments at September 30, 2002, compared with $49 million and 0.19% at December 31, 2001.

The Company's allowance for credit losses at September 30, 2002 for non-performing assets and non-investment grade bonds was $76 million compared with $46 million at year-end 2001. The Company has strengthened its loan loss provisions during the first nine months to reflect rating downgrades in its bond portfolio, primarily in the Telecommunications, Media and Information Technologies (TMT) sectors. Total exposure to TMT for Canadian operations is $728 million, of which 69% are rated "A" or higher, 12% are rated "BBB" and 19% or $137 million ($98 million net of specific provisions held) are non-investment grade. Notwithstanding the exposure to these sectors, the Company maintains a high quality, well-diversified portfolio of investments. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $383 million at September 30, 2002 ($374 million at December 31, 2001).

Bond Portfolio Quality (excludes $916 million short-term investments, $485 million in 2001)
(in $ millions)

	September 30, 2002		December 31, 2001	
Estimated Rating				
AAA	$ 5,893	39 %	$ 5,575	35 %
AA	2,295	15	2,444	16
A	4,889	32	5,316	34
BBB	1,811	12	2,221	14
BB or lower	314	2	227	1
Total	$ 15,202	100 %	$ 15,783	100 %

The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 86% rated A or higher.

Non-Performing Loans
(in $ millions)

	September 30 2002	December 31 2001
Asset Class		
Bonds	$ 65	$ 39
Mortgages	9	10
Total	$ 74	$ 49

Allowances for Credit Losses
(in $ millions)

	September 30, 2002			December 31, 2001		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	**$ 51**	**$ 25**	**$ 76**	$ 20	$ 26	$ 46

Other General Fund Assets
(in $ millions)

	September 30 2002	December 31 2001
Funds withheld by ceding insurers	**$ 4,538**	$ 4,477
Goodwill and intangible assets	**1,621**	1,538
Other assets	**797**	869
Total other general fund assets	**$ 6,956**	$ 6,884

Other assets, at $797 million, is made up of several items including premiums in the course of collection, future income taxes, interest due and accrued, fixed assets and accounts receivable. The decrease of $72 million is mainly attributable to a decrease in future income taxes.

Segregated Funds
During the nine months ended September 30, 2002, segregated funds assets under management, which are measured at market values, decreased by $1.2 billion to $17.9 billion. The in-period change reflects a decline in market values, offset somewhat by net deposits of $598 million.

(in $ millions)	**September 30**	December 31			
	2002	2001	2000	1999	1998
Stocks	**$ 10,092**	$ 11,414	$ 11,238	$ 9,025	$ 6,914
Bonds	**4,014**	4,065	4,249	4,024	3,837
Mortgages	**1,326**	1,150	1,070	1,128	960
Real estate	**2,000**	1,767	1,383	1,119	877
Cash and other	**460**	697	742	434	371
Total	**$ 17,892**	$ 19,093	$ 18,682	$ 15,730	$ 12,959
Internally-managed	**13,359**	14,480	14,382	12,397	10,754
Externally-managed	**4,533**	4,613	4,300	3,333	2,205
In-period growth	**-6%**	2%	19%	21%	-

LIABILITIES
(in $ millions)

	September 30 2002	December 31 2001
Policy liabilities	**$ 28,533**	$ 27,920
Commercial paper and other loans	**585**	642
Other general fund liabilities	**2,170**	2,159
Total liabilities	**$ 31,288**	$ 30,721

Total liabilities at September 30, 2002 were $31.3 billion, up 2% from December 31, 2001.

Policy Liabilities – The increase of $613 million relates primarily to an increase of reserves and growth in policyholder amounts on deposit for participating insurance. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – are down 9% from December 31, 2001 values.

Other General Fund Liabilities
(in $ millions)

	September 30 2002	December 31 2001
Current income taxes	$ 389	$ 380
Net deferred gains on portfolio investments sold	864	918
Other liabilities	917	861
Total other general fund liabilities	$ 2,170	$ 2,159

Total other general fund liabilities at September 30, 2002 were $2.2 billion, up 1% from December 31, 2001. Other liabilities, at $917 million, increased 7% from December 31, 2001. This grouping of accounts consists of trade payables, accruals, reinsurance accounts payable, as well as staff benefits other than pensions. Trade payables and reinsurance related accounts payable are slightly higher than December 31, 2001.

Liquidity
The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At September 30, 2002, the Company held over $15 billion in highly marketable assets.

GREAT-WEST
LIFECO INC.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Income:				
Premium income (1)	**$ 803**	$ 700	**$ 2,249**	$ 2,298
Net investment income	**367**	355	**1,119**	1,104
Fee and other income	**339**	387	**1,063**	1,128
Total income	**1,509**	1,442	**4,431**	4,530
Benefits and Expenses:				
Paid or credited to policyholders	**988**	857	**2,759**	2,860
Other	**337**	410	**1,122**	1,218
Special charges	**-**	-	**-**	202
Net operating income before income taxes	**184**	175	**550**	250
Income taxes	**59**	58	**178**	80
Net income before minority and other interests	**125**	117	**372**	170
Minority and other interests	**-**	1	**1**	4
Net income before goodwill amortization	**125**	116	**371**	166
Amortization of goodwill	**-**	1	**-**	3
Net income	**$ 125**	$ 115	**$ 371**	$ 163
Summary of Net Income				
Preferred shareholder dividends	**$ (1)**	$ -	**$ -**	$ 1
Net income - common shareholders	**126**	115	**371**	162
Net income	**$ 125**	$ 115	**$ 371**	$ 163
(1) excludes - segregated funds deposits	**$ 812**	$ 1,416	**$ 2,997**	$ 3,935
- self-funded premium equivalents (ASO)	**$ 2,037**	$ 2,119	**$ 6,196**	$ 6,684

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

(2) 2001 results include a non-recurring charge of $202 million pre-tax ($132 million after-tax) plus operating losses of $32 million after tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the nine months ended September 30, 2001 was a reduction of $164 million after-tax.

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

GREAT-WEST
LIFECO INC.

NET INCOME

For the three months ended September 30, 2002, United States consolidated net income attributable to common shareholders was $126 million compared to $115 million a year ago, which included goodwill amortization of $1 million. After adjusting 2001 for these charges to facilitate comparison, 2002 represents an increase of 9%.

For the nine months ended September 30, 2002, United States consolidated net income attributable to common shareholders was $371 million, compared to $162 million for 2001. After adjusting 2001 for goodwill amortization and a non-recurring charge of $132 million and 2001 operating losses of $32 million, both associated with Alta Health and Life Insurance Company (Alta), 2002 represents an increase of 13%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and Alta charges.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Employee Benefits	**$ 66**	$ 63	5%	**$ 187**	$ 164	14%
Financial Services	**61**	56	9%	**188**	175	7%
Corporate	**(1)**	(3)	-67%	**(4)**	(10)	-60%
	$ 126	$ 116	9%	**$ 371**	$ 329	13%
(millions - US $)						
Employee Benefits	**$ 42**	$ 41	2%	**$ 119**	$ 107	11%
Financial Services	**39**	36	8%	**120**	114	5%
Corporate	**1**	1	-	**3**	1	-
	$ 82	$ 78	5%	**$ 242**	$ 222	9%

Historically, the 401(k) business unit had been included with the Employee Benefits segment. In order to capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

GWL&A recorded $28 million ($18 million, net of tax) of restructuring costs in the first nine months of 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During the first nine months of 2002, 556 employees were terminated, of which 502 relate to the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta block of business in 2001. Releases of $29 million in 2001 and $13 million in the nine months ended September 30, 2002 were made to offset the underwriting losses incurred on the under-priced block of business. Also during the first nine months of 2002, this reserve was reduced by $30 million ($20 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at September 30, 2002 was zero.

In terms of major business units:

For the three months ended September 30, 2002

- Employee Benefits – Third quarter earnings were relatively flat, as poor specific and aggregate stop loss results associated with a new Department of Labor (ERISA) regulation requiring payment of most claims within 30 days was offset by a reduction in group waiver of premium disability reserves totaling $39 million ($25 million, net of tax) pursuant to a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts.
- Financial Services – The increase in earnings for the third quarter of 2002, compared to a year ago, is primarily related to an increase in interest margins in the public/non-profit (P/NP) block of business.

- Corporate – relatively unchanged from the period September 30, 2001.

For the nine months ended September 30, 2002

- Employee Benefits – The increase in earnings for the first nine months of 2002, compared to a year ago, is primarily related to improved mortality results, as well as effective expense management.
- Financial Services – The increase in earnings for the first nine months of 2002, compared to a year ago, is primarily related to an increase in interest margins on guaranteed products.
- Corporate – The decrease in the loss for the first nine months of 2002, compared to a year ago, reflects the net settlement of forward foreign exchange contracts at the Lifeco level, which are associated with the translation of United States operations into Canadian dollars.

PREMIUMS AND DEPOSITS

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended September 30	**2002**	2001	% Change	**2002**	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	**$ 2,453**	$ 2,548	-4%	**$ 155**	$ 153	1%
Financial Services						
Savings	**535**	279	92%	**142**	324	-56%
Insurance	**190**	766	-75%	**66**	675	-90%
401(k)	**474**	642	-26%	**175**	230	-24%
	$ 3,652	$ 4,235	-14%	**$ 538**	$ 1,382	-61%
Summary by Type						
Risk-based products	**$ 803**	$ 700	15%			
ASO contracts	**2,037**	2,119	-4%			
Segregated funds deposits:						
- Individual products	**173**	774	-78%			
- Group products	**639**	642	-			
Total premiums and deposits	**$ 3,652**	$ 4,235	-14%			
Total premiums and deposits and sales US $	**$ 2,339**	$ 2,739	-15%	**$ 345**	$ 894	-61%

The 15% decrease in US $ premium income and deposits for the three months ended September 30, 2002 was comprised of a decrease in Employee Benefits of $77 million and a decrease in Financial Services premium income and deposits of $323 million. The decrease in the Employee Benefits segment is primarily due to lower membership levels associated with lower case sales. There was a 4% decrease in total health care membership from 2,321,400 at June 30, 2002 to 2,239,300 at September 30, 2002. Much of the health care decline can be attributed to terminations resulting from aggressive pricing related to target margins.

The decrease in the Financial Services segment is primarily due to lower Business-Owned Life Insurance (BOLI) premiums and lower 401(k) single premium deposits. The number of 401(k) participants decreased from 564,025 at September 30, 2001 to 501,564 at September 30, 2002. The number of P/NP participants increased to 1,329,388 from 1,255,266 at September 30, 2001.

The decrease in sales for the three months ended September 30, 2002 was driven by a Financial Services segment decrease of 69%, partially offset by the Employee Benefits segment increase of 1%. The decrease in Financial Services is the result of lower BOLI activity due to current low fixed interest rates and the U.S. equity markets negatively impacting P/NP and 401(k).

GREAT-WEST
LIFECO INC.

(in $ millions)

For the nine months ended Selptember 30	Premiums and Deposits 2002	2001	% Change	Sales 2002	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	**$ 7,395**	$ 7,958	-7%	**$ 942**	$ 818	15%
Financial Services						
Savings	**1,720**	1,537	12%	**620**	889	-30%
Insurance	**602**	1,189	-49%	**182**	843	-78%
401(k)	**1,725**	2,233	-23%	**705**	966	-27%
	$ 11,442	$ 12,917	-11%	**$ 2,449**	$ 3,516	-30%
Summary by Type						
Risk-based products	**$ 2,249**	$ 2,298	-2%			
ASO contracts	**6,196**	6,684	-7%			
Segregated funds deposits:						
- Individual products	**500**	1,057	-53%			
- Group products	**2,497**	2,878	-13%			
Total premiums and deposits	**$ 11,442**	$ 12,917	-11%			
Total premiums and deposits and sales US $	**$ 7,288**	$ 8,399	-13%	**$ 1,560**	$ 2,286	-32%

For the nine months ended September 30, 2002, the 13% decrease in US $ premium income and deposits was comprised of a decrease in Employee Benefits of $464 million and a decrease in Financial Services premium income and deposits of $647 million. The decrease in the Employee Benefits segment is primarily due to lower membership levels associated with lower case sales. There was a 16% decrease in total health care membership from 2,668,700 at September 30, 2001 to 2,239,300 at September 30, 2002. Much of the health care decline can be attributed to terminations resulting from aggressive pricing related to target margins. The decline in membership was also, in part, due to difficulties with the implementation of a systems enhancement, which was resolved by the end of 2001; a decrease in the employee base for existing group health care customers; and the general decline in the economy.

The decrease in the Financial Services segment is primarily due to lower BOLI premiums and lower 401(k) single premium deposits.

The decrease in sales for the nine months ended September 30, 2002 is driven by the Financial Services segment for the above reasons.

Net Investment Income

(in $ millions)

	For the three months ended September 30 2002	2001	% Change	For the nine months ended September 30 2002	2001	% Change
Investment income earned	**$ 359**	$ 354	1%	**$ 1,094**	$ 1,099	-
Amortization of gains and losses	**9**	5		**30**	16	
Provision for credit losses	**2**	-		**5**	-	
Gross investment income	**$ 370**	$ 359	3%	**$ 1,129**	$ 1,115	1%
Less: investment expenses	**3**	4		**10**	11	
Net investment income	**$ 367**	$ 355	3%	**$ 1,119**	$ 1,104	1%

Net investment income for the three months ended September 30, 2002, representing the investment revenue from general funds assets (excludes segregated funds assets) increased $12 million or 3% compared to the same period in 2001. Excluding the impact of the US $ translation rate, net income was essentially flat with 2001 reflecting the general trend of lower interest rates.

For the nine months ended September 30, 2002, net investment income remained relatively unchanged at $1,119 million, compared to $1,104 million in 2001, reflecting the impact of the US $ translation rate which offset the general trend of lower interest rates on fixed income securities.

Fee Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Segregated funds	**$ 61**	$ 62	-2%	**$ 184**	$ 193	-5%
ASO contracts	**253**	296	-15%	**798**	855	-7%
Other	**25**	29	-14%	**81**	80	1%
	$ 339	$ 387	-12%	**$ 1,063**	$ 1,128	-6%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business.

For the three months ended September 30, 2002, fee income decreased 12% compared to the same period in 2001, for the reasons listed below.

For the nine months ended September 30, 2002, fee income decreased 6% compared to 2001. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated funds fee change reflects the impact of the equity markets, particularly with respect to 401(k) business.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate $988 million was paid or credited to policyholders in the three months ended September 30, 2002 with respect to risk-based contracts. This represents an increase of 15% compared to the same period of 2001, and is essentially attributable to increases in individual insurance policy liabilities as a result of higher premium income.

For the nine months ended September 30, 2002, $2.8 billion was paid or credited to policyholders with respect to risk-based contracts. The decrease of 4% compared to the same period of 2001 relates to lower group life and health claims.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2002	2001	% Change	**2002**	2001	% Change
Total expenses	**$ 264**	$ 312	-15%	**$ 877**	$ 961	-9%
Less: investment expenses	**3**	4	-25%	**10**	11	-9%
Operating expenses	**261**	308	-15%	**867**	950	-9%
Commissions	**64**	81	-21%	**219**	226	-3%
Premium taxes	**12**	21	-43%	**36**	42	-14%
Total	**$ 337**	$ 410	-18%	**$ 1,122**	$ 1,218	-8%

Operating expenses are the major component of this category and at $261 million for the three months ended September 30, 2002 decreased 15% from the same period in 2001. Commission payments are down 21% primarily due lack of BOLI sales. Premium tax payments are down 43% primarily due to the large decrease in BOLI separate account premiums.

For the nine months ended September 30, 2002, operating expenses decreased 9% from 2001 levels. Commission payments are down due to a decline in BOLI and group life and health sales. Premium taxes are down 14% reflecting the reduction in taxable premiums in BOLI and group life and health premiums.

ASSETS

Assets Under Administration
(in $ millions)

	September 30 2002	December 31 2001
Invested assets	$ 22,254	$ 22,845
Other general fund assets	1,794	1,624
Total assets	24,048	24,469
Segregated funds assets	17,055	19,774
Total assets under administration	$ 41,103	$ 44,243

Total assets under administration at September 30, 2002 were $41.1 billion, down 7% from December 31, 2001, primarily due to a 14% decrease in segregated funds assets reflecting U.S. equity markets.

Invested Assets

Asset Distribution
(in $ millions)

	September 30, 2002		December 31, 2001	
Government bonds	$ 4,889	22 %	$ 5,012	22 %
Corporate bonds	11,421	51	11,301	50
Mortgages	740	4	977	4
Stocks and real estate	315	1	327	1
Sub-total portfolio investments	17,365		17,617	
Cash & certificates of deposit	245	1	448	2
Policy loans	4,644	21	4,780	21
Total invested assets	$ 22,254	100 %	$ 22,845	100 %

Invested assets at September 30, 2002 were $22.3 billion, compared to $22.8 billion at December 31, 2001.

Asset Quality – The Company's exposure to non-investment grade bonds was $352 million or 2% of the portfolio at September 30, 2002, down from $406 million at December 31, 2001.

Total exposure to the Telecommunication, Media and Information Technologies sectors for United States operations is $367 million, of which 28% are rated "A" or higher, 63% are rated "BBB" and 9% or $33 million are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $46 million or 0.26% of portfolio investments at September 30, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at September 30, 2002 for non-investment grade bonds and non-performing assets was $99 million, essentially unchanged from December 31, 2001. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $48 million at September 30, 2002 ($49 million at December 31, 2001).

Bond Portfolio Quality (excludes $529 million short-term investments, $578 million in 2001)
(in $ millions)

	September 30, 2002		December 31, 2001	
Estimated Rating				
AAA	$ 9,305	59 %	$ 9,131	58 %
AA	1,435	9	1,415	9
A	2,224	14	2,203	14
BBB	2,465	16	2,580	16
BB or lower	352	2	406	3
Total	$ 15,781	100 %	$ 15,735	100 %

Non-Performing Loans
(in $ millions)

	September 30 2002	December 31 2001
Asset Class		
Bonds	$ 39	$ 113
Mortgages	4	8
Foreclosed real estate	3	17
Total	$ 46	$ 138

Allowances for Credit Losses
(in $ millions)

	September 30, 2002			December 31, 2001		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ -	$ 99	$ 99	$ -	$ 100	$ 100

Other General Fund Assets
(in $ millions)

	September 30 2002	December 31 2001
Goodwill and intangible assets	$ 66	$ 66
Other assets	1,728	1,558
Total other general fund assets	$ 1,794	$ 1,624

Other assets, at $1,728 million, is made up of several items, including premiums in the course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The increase of $170 million is mainly attributable to increases in accounts receivable of $127 million related to securities trading, as well as capitalized software expenditures of $17 million.

Segregated Funds
The Company continues to offer a broad selection of mutual and segregated funds. During the nine months ended September 30, 2002, such funds administered by the Company totaled $17.1 billion, measured at market values, compared with $19.8 billion at year-end 2001. Translation of US $ accounts for $1.1 billion of this decrease.

(in $ millions)	**September 30**	December 31			
	2002	2001	2000	1999	1998
Variable funds	**$ 12,380**	$ 16,103	$ 16,394	$ 16,771	$ 14,588
Stable asset accounts	**4,675**	3,671	2,083	1,227	847
Total	**$ 17,055**	$ 19,774	$ 18,477	$ 17,998	$ 15,435
In-period growth	**-14%**	7%	3%	17%	-

LIABILITIES

(in $ millions)

	September 30 2002	December 31 2001
Policy liabilities	**$ 19,492**	$ 19,679
Commercial paper and other loans	**430**	433
Other general fund liabilities	**1,584**	1,979
Total liabilities	**$ 21,506**	$ 22,091

Total liabilities at September 30, 2002 were $21.5 billion, a decrease of 3% from December 31, 2001. US $ translation accounts for $0.3 billion of the reduction.

Policy Liabilities – are down 1% from December 31, 2001 to $19.5 billion at September 30, 2002. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – at $430 million are essentially unchanged from December 31, 2001 values.

Other General Fund Liabilities

(in $ millions)

	September 30 2002	December 31 2001
Current income taxes	**$ 136**	$ 128
Repurchase agreements	**446**	400
Net deferred gains on portfolio investments sold	**136**	131
Other liabilities	**866**	1,320
Total other general fund liabilities	**$ 1,584**	$ 1,979

Total other general fund liabilities were $1.6 billion at September 30, 2002, down 20% from December 31, 2001. Other liabilities, at $866 million, decreased $454 million from December 31, 2001. This grouping of accounts consists of accruals, payables and policyholder deposits not yet allocated. The decrease in 2002 is a result of lower policyholder deposits not yet allocated, a decrease in bank overdrafts and currency translation.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At September 30, 2002, over $13.9 billion of assets could be classified as highly marketable/liquid.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Member of the Power Financial Corporation group of companies

ANNEX A – Item 18

GREAT-WEST LIFECO INC.

November 18, 2002

Commission des valeurs mobilières du Québec
800, square Victoria, 21e étage, C.P. 246
Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Dear Sir or Madame,

Re: Great-West Lifeco Inc. – 2002 Normal Course Issuer Bid

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was approved by the Toronto Stock Exchange and filed with SEDAR on November 18, 2002. As part of this submission, a Press Release was also filed.

The following is the information required by section 189.1.2 of the Quebec Regulations:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of common shares of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. common shares (CUSIP # 39138C106)

(4) December 1, 2002 through November 30, 2003.

(5) 6,000,000

(6) $36.87 (closing price of shares on November 15, 2002)

(7) Fee of $11,061.00 (6,000,000 x .02% x 25% x $36.87) was filed via SEDAR.

November 18, 2002

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Assistant Corporate Secretary

Phone: (204) 946-8682
Fax: (204) 946-4129

RECD S.E.C.
APR - 7 2003
1086

ANNEX A

(Volume III – Items 19 through 29)

INDEX TO ANNEX A

1. Press release announcing completion of an offering of debentures, dated and filed March 21, 2003
2. Final short-form prospectus in respect of an offering of debentures, dated and filed March 14, 2003
3. Audited annual financial statements for the fiscal year ended December 31, 2002, dated January 30, 2003 and filed March 13, 2003
4. Management's Discussion and Analysis for the year ended December 31, 2002, filed March 13, 2003
5. Press release announcing the filing of comparative audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2002, dated and filed March 13, 2003
6. Underwriting agreement in respect of an offering of debentures, dated and filed March 10, 2003
7. Preliminary short-form prospectus in respect of an offering of debentures, dated and filed March 10, 2003
8. Press release announcing an offering of debentures, dated and filed March 6, 2003
9. Material Change Report relating to the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation dated February 14, 2003 and filed February 24, 2003
10. Amended notice of the annual meeting of shareholders and record date, dated and filed February 20, 2003
11. Notice of the annual meeting of shareholders and record date, dated February 17, 2003 and filed February 19, 2003
12. Press release announcing the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation, dated and filed February 17, 2003
13. Press release announcing 2002 financial results and dividend increase, dated and filed January 30, 2003
14. Final long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002
15. Underwriting agreement in respect of the offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

16. Preliminary long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed November 29, 2002

17. Interim financial statements for the nine months ended September 30, 2002, dated October 29, 2002 and filed November 19, 2002

18. Exempt issuer bid material in respect of approval by the TSX of a normal course issuer bid, dated and filed November 18, 2002

19. Notice of intention to make a normal course issuer bid, dated and filed November 18, 2002

20. Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Reg.), dated and filed November 18, 2002

21. Press release reporting third quarter results, dated October 29, 2002 and filed October 30, 2002

22. Press release announcing redemption of First Preferred Shares, Series B, dated and filed September 25, 2002

23. Interim financial statements for the six months ended June 30, 2002, dated July 30, 2002 and filed August 13, 2002

24. Press release reporting second quarter results and dividend increase, dated and filed July 30, 2002

25. Annual Return pursuant to section 263 of the Canada Business Corporations Act, dated and filed June 6, 2002

26. Interim financial statements for the quarter ended March 31, 2002, dated April 25, 2002 and filed May 23, 2002

27. Management's Discussion and Analysis for the year ended December 31, 2001, filed May 16, 2002

28. 2001 Annual Information Form, dated April 25, 2002 and filed May 16, 2002

29. Press release reporting first quarter results, dated and filed April 25, 2002

30. 2001 Annual Report, filed April 2, 2002

31. Audited annual financial statements for the year ended December 31, 2001, dated January 30, 2002 and filed April 2, 2002

32. Form of proxy for the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

33. Management proxy/information circular in respect of the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

34. Notice of the annual meeting of shareholders, dated March 8, 2002 and filed April 1, 2002

35. Notice of the annual meeting of shareholders and record date, dated February 12, 2002 and filed February 14, 2002

36. Press release reporting results for the year ended December 31, 2001 and dividend increase, dated January 30, 2002 and filed January 31, 2002

37. Insider reports dated and filed January 10, 2002, January 17, 2002, January 30, 2002, February 5, 2002, February 7, 2002, February 14, 2002, February 22, 2002, February 28, 2002, March 7, 2002, March 14, 2002, March 21, 2002, March 28, 2002, April 5, 2002, April 10, 2002, May 16, 2002, April 18, 2002, May 2, 2002, May 7, 2002, May 24, 2002, May 30, 2002, June 7, 2002, June 13, 2002, June 21, 2002, June 27, 2002, July 4, 2002, July 12, 2002, July 18, 2002, July 24, 2002, August 1, 2002, August 9, 2002, August 16, 2002, August 26, 2002, September 3, 2002, September 6, 2002, September 12, 2002, September 19, 2002, September 30, 2002, October 4, 2002, October 10, 2002, October 18, 2002, October 24, 2002, November 1, 2002, November 7, 2002, November 15, 2002, November 21, 2002, November 29, 2002, December 6, 2002, December 13, 2002, December 19, 2002, January 2, 2003, January 7, 2003, January 17, 2003, January 22, 2003, January 30, 2003, February 11, 2002, February 13, 2003, February 20, 2003, February 27, 2003, March 6, 2003, March 14, 2003, March 21, 2003, and March 27, 2003

GREAT-WEST LIFECO INC.

Stock Symbol - GWO

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Great-West Lifeco Inc. (the *"Corporation"*) hereby gives notice of its intention to make a normal course issuer bid (the *"Bid"*) to purchase, from time to time, if it is considered advisable, certain of its outstanding common shares (the *"Shares"*) through the facilities and in accordance with the rules and policies of The Toronto Stock Exchange (the *"Exchange"*).

Shares Sought

The Corporation intends to purchase for cancellation, during the course of the Bid, up to but not more than 6,000,000 Shares, representing 1.64% of the 366,297,346 Shares outstanding on November 12, 2002. Purchases of Shares pursuant to the Bid shall not, when aggregated with the total of all other Shares purchased in the preceding 30 days, aggregate more than 2% of the number of Shares outstanding on the date of acceptance of this Notice by the Exchange. Any Shares purchased by the Corporation under the Bid will be cancelled.

Duration

The Bid will commence on December 1, 2002 and will terminate on November 30, 2003.

Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Shares will be made by the Corporation in accordance with the requirements of the Exchange. The price which the Corporation will pay for any Shares acquired by it will be the market price of the Shares at the time of acquisition. The Corporation has no present intention of purchasing shares other than by means of open market transactions or exempt offers during the period that the Bid is outstanding.

Consideration Offered

Each purchase made by the Corporation pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of the Shares.

Reasons for the Normal Course Issuer Bid

It is expected that the purchase of Shares pursuant to the Bid will enhance the value of the holdings of the remaining shareholders of the Corporation by providing such shareholders with a greater percentage interest in the Corporation.

Valuation

After reasonable inquiry, the directors and officers of the Corporation are not aware of any valuation or appraisal of the Corporation or its material assets or securities prepared within the two years preceding the date hereof.

Previous Purchases
During the 12-month period preceding the date hereof, the Corporation purchased 4,802,200 shares pursuant to its previous normal course issuer bids, at an average price of $35.64 per share.

Persons Acting Jointly or in Concert with the Corporation
There are no persons acting jointly or in concert with the Corporation in connection with the Bid.

Acceptance by Insiders, Affiliates and Associates
To the knowledge of the undersigned after reasonable inquiry, (i) no director or senior officer of the Corporation, (ii) no associate of a director or senior officer of the Corporation, (iii) no person acting jointly or in concert with the Corporation, and (iv) no person holding 10% or more of any class of equity securities of the Corporation, intends to sell Shares of the Corporation during the course of the Bid.

Material Changes in the Affairs of the Corporation
There are no material changes or plans or proposals for material changes in the affairs of the Corporation which have not been disclosed generally.

Certificate
This Notice is certified by the undersigned as complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The filing of this Notice has been duly authorized by the Board of Directors of the Corporation and the undersigned has been duly authorized by the Board of Directors of the Corporation to sign this Notice and to make the statements contained herein.

Dated this 13th day of November, 2002.

On behalf of the Board of Directors
of Great-West Lifeco Inc.

____

W. W. Lovatt
Vice-President, Finance, Canada

ANNEX A – Item 20

GREAT-WEST LIFECO INC.

FORM 42 – REPORT OF TAKEOVER BID, ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(c) OF THE ACT

Ontario Securities Commission

Dear Sir or Madame,

Re: Great-West Lifeco Inc. – 2002 Normal Course Issuer Bid

A copy of the Notice of Intention to Make a Normal Course Issuer Bid was approved by the Toronto Stock Exchange and filed with SEDAR on November 18, 2002. As part of this submission, a Press Release was also filed.

The following is the information required under Clause 104(2)(c) of the Ontario Securities Act:

(1) Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

(2) Holders of common shares of Great-West Lifeco Inc.

(3) Great-West Lifeco Inc. common shares (CUSIP # 39138C106)

(4) December 1, 2002 through November 30, 2003.

(5) 6,000,000

(6) 6,000,000 x $36.87 (closing price of shares on November 15, 2002)

(7) 50,382,724 securities held by 441 security holders in Ontario

(8) The fee has been calculated as follows: (0.02% of $36.87) x (50,382,724) x (.0163801) = $6085.58(minus 20% reduction of $1217.12) = $4868.46. Please find this fee enclosed with the SEDAR filing.

(9) The information given in this report is true and complete.

November 18, 2002

Signed: Great-West Lifeco Inc.

per: Laurie A. Speers
Assistant Corporate Secretary

Phone: (204) 946-8682

Fax: (204) 946-4129

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco reports third quarter results

Winnipeg, October 29, 2002 ... Great-West Lifeco Inc. has reported net income attributable to common shareholders of $696 million or $1.889 per common share for the nine months ended September 30, 2002, compared to $0.877 per common share reported a year ago.

This result represents an increase of 15% over 2001, after adjusting the first nine months of 2001 for non-recurring charges relating to goodwill amortization, Alta Health and Life Insurance Company (Alta), and the events of September 11, 2001 to facilitate comparison between years.

For the third quarter, net income attributable to common shareholders was $240 million, compared to adjusted 2001 results of $213 million.

Highlights – nine months 2002

- Earnings per common share increased 15% over 2001 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- The overall quality of the Company's investment portfolio remains high, with exposure to non-investment grade bonds at 2.1% of the bond portfolio.
- Return on common shareholders' equity was 22.3% for the twelve months ended September 30, 2002, compared to 21.0% in 2001, using adjusted 2001 results.
- Quarterly dividends declared were 24.75¢ per common share for December 31, 2002. Dividends paid on common shares for nine months of 2002 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative fig[illegible] for 2001 have been adjusted to exclude goodwill amortization, Alta charges, and t[illegible] 2001

.../2

03 APR -8 AM 7:21

Canadian Consolidated net earnings of Lifeco attributable to common shareholders for the nine months ended September 30, 2002 increased 15% to $325 million from $282 million at September 30, 2001. For the third quarter, Canadian net income was $114 million compared to $97 million at September 30, 2001, up 18% after adjusting for charges relating to the events of September 11, 2001.

During the third quarter, the Company recognized a reduction in provisions for income taxes arising from the completion of tax audits, as well as an increase in reinsurance actuarial reserves related to potential exposures to future risks. The net impact on earnings from these two events was not material.

Lifeco's United States Consolidated net earnings for the first nine months of 2002 increased 13% to $371 million from $329 million a year ago. For the third quarter, United States net income was $126 million compared to $116 million at September 30, 2001, an increase of 9%.

GWL&A's nine months net income attributable to common shareholders increased to US $242 million from US $222 million at September 30, 2001. For the third quarter, GWL&A's earnings were US $82 million compared to US $78 million a year ago.

THE GREAT-WEST LIFE ASSURANCE COMPANY

Developments

- As of September, Great-West and London Life's combined retail investment funds net deposits as a percentage of opening assets were 5.5 times higher than the industry average, as measured by the Investment Funds Institute of Canada. The Company attributes this to the strength of its advice distribution channels, and the asset-allocation based approach used to assist clients in their investment planning.
- Great-West and London Life's share of the individual segregated funds market grew to 25.9% at September 30, 2002 from 23.6% at December 31, 2001, based on assets as reported by Investor Economics. The Company continues to lead the industry in terms of market share.
- Great-West Life made a three-year commitment to the Foundation for the Advancement of Aboriginal Youth, to fund scholarships for Aboriginal students in business, arts and science programs.

Results

"Great-West continues to perform well in all fundamental measures, particularly given the volatility of the current market environment," says Raymond L. McFeetors, President & Chief Executive Officer, Great-West Life. "Earnings are up in quarter and year to date, as are premiums and deposits from all lines of business. Segregated funds continue to be a success story for Great-West and London Life, where we've seen growth in our market share and significantly outperformed the market in net deposits."

.../3

Total premiums and deposits for the nine months ended September 30, 2002, including reinsurance premiums, were up 13% from 2001 levels.

Fee income increased 10% in the nine months ended September 30, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at September 30, 2002 were $53.3 billion, up 3% from a year ago and essentially the same as at December 31, 2001.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Developments

- As a result of GWL&A's conservative, long-term investment strategy focusing on high-quality assets and broad diversification, the Company's net investment yield is above expectation and major write downs have been avoided.
- The Company hired a new Executive Vice President, Mr. Richard Rivers, to lead its Employee Benefits Division.

Results

"The Company's strategy continues to focus on improving the profitability of its Employee Benefits business," says William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity. "Price increases have resulted in lower enrollment levels but the Company is on target in achieving better morbidity results, lower expenses per member and overall higher margins."

The decrease in US $ premium income and deposits for the nine months ended September 30, 2002 of 13% was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $41.1 billion at September 30, 2002, relatively unchanged from a year ago, and down $3.1 billion compared with December 31, 2001, essentially due to reductions in market values of segregated funds.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2475 per share on the common shares of the Company payable December 31, 2002 to shareholders of record at the close of business December 17, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable December 31, 2002 to shareholders of record at the close of business December 17, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable January 31, 2003 to shareholders of record at the close of business January 17, 2003.

GREAT-WEST LIFECO

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company (Freedom 55 Financial ™) in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $94 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

.../5

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Financial highlights and the September 30, 2002 interim unaudited consolidated financial statements are attached.

Great-West Lifeco's third quarter analyst teleconference will be held Wednesday, October 30, at 10:00 a.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at 1-800-387-6216 (passcode: Chantal) or 416-405-9328 in Toronto.

A replay of the call will be available from 3:00 p.m. October 31, until November 6, and can be accessed by calling 1-800-408-3053 (passcode: 1281989) or 416-695-5800 in Toronto.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the three months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,080	$ 803	$ 1,883	$ 992	$ 700	$ 1,692	11%
Reinsurance & specialty general insurance	1,227	-	1,227	853	-	853	44%
Self-funded premium equivalents (ASO contracts) (1)	332	2,037	2,369	304	2,119	2,423	-2%
Segregated funds deposits: (1)							
Individual products	317	173	490	289	774	1,063	-54%
Group products	239	639	878	168	642	810	8%
Total premiums and deposits	$ 3,195	$ 3,652	$ 6,847	$ 2,606	$ 4,235	$ 6,841	-%
Fee and other income	102	339	441	98	387	485	-9%
Paid or credited to policyholders	2,534	988	3,522	2,137	857	2,994	18%
Net income attributable to:							
Preferred shareholders	8	(1)	7	7	-	7	-%
Common shareholders	114	126	240	9	115	124	94%
2001 adjustments (2)							
Goodwill amortization	-	-	-	15	1	16	
Alta	-	-	-	-	-	-	
September 11, 2001	-	-	-	73	-	73	
Adjusted net income common shareholders (2)	114	126	240	97	116	213	13%
Per Common Share							
Basic earnings			$ 0.653			$ 0.334	96%
2001 adjustments (2)							
Goodwill amortization			-			0.043	
Alta			-			-	
September 11, 2001			-			0.199	
Adjusted basic earnings (2)			0.653			0.576	13%
Dividends paid			0.2475			0.205	21%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) A charge of $16 after-tax or $0.043 per common share for the three months ended September 30, 2001 and $48 after-tax or $0.129 per common share for the nine months ended September 30, 2001 related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements);
(ii) A second quarter charge of $164 after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
(iii) A third-quarter charge of $73 after-tax or $0.199 per common share from the events of September 11, 2001.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited) (cont'd)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the nine months ended September 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 3,176	$ 2,249	$ 5,425	$ 2,986	$ 2,298	$ 5,284	3%
Reinsurance & specialty general insurance	2,882	-	2,882	2,328	-	2,328	24%
Self-funded premium equivalents (ASO contracts) (1)	1,002	6,196	7,198	924	6,684	7,608	-5%
Segregated funds deposits: (1)							
Individual products	1,329	500	1,829	1,215	1,057	2,272	-19%
Group products	829	2,497	3,326	700	2,878	3,578	-7%
Total premiums and deposits	$ 9,218	$ 11,442	$ 20,660	$ 8,153	$ 12,917	$ 21,070	-2%
Fee and other income	316	1,063	1,379	286	1,128	1,414	-2%
Paid or credited to policyholders	6,675	2,759	9,434	5,960	2,860	8,820	7%
Net income attributable to:							
Preferred shareholders	23	-	23	22	1	23	-%
Common shareholders	325	371	696	164	162	326	113%
2001 adjustments (2)							
Goodwill amortization	-	-	-	45	3	48	
Alta	-	-	-	-	164	164	
September 11, 2001	-	-	-	73	-	73	
Adjusted net income common shareholders (2)	325	371	696	282	329	611	14%
Per Common Share							
Basic earnings			$ 1.889			$ 0.877	115%
2001 adjustments (2)							
Goodwill amortization			-			0.129	
Alta			-			0.440	
September 11, 2001			-			0.199	
Adjusted basic earnings (2)			1.889			1.645	15%
Dividends paid			0.6975			0.575	21%
Return on common shareholders' equity (12 months):							
Net income			22.3%			13.7%	
Adjusted net income (2)			22.5%			21.0%	
At September 30							
Total assets	$ 35,387	$ 24,048	$ 59,435	$ 34,091	$ 24,057	$ 58,148	2%
Segregated funds assets (1)	17,892	17,055	34,947	17,642	18,060	35,702	-2%
Total assets under administration	$ 53,279	$ 41,103	$ 94,382	$ 51,733	$ 42,117	$ 93,850	1%
Capital stock and surplus			$ 4,715			$ 4,287	10%
Book value per common share			$ 11.40			$ 10.16	12%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	2002	2001
Income				
Premium income	$ 3,110	$ 2,545	$ 8,307	$ 7,612
Net investment income	878	892	2,704	2,736
Fee and other income	441	485	1,379	1,414
	4,429	3,922	12,390	11,762
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (note 7)	3,522	2,994	9,434	8,820
Commissions	166	180	531	517
Operating expenses	413	455	1,329	1,455
Premium taxes	31	40	92	89
Special charges (note 13)	-	-	-	202
Net operating income before income taxes	297	253	1,004	679
Income taxes - current	121	49	297	228
- future (note 8)	(61)	61	(14)	30
Net income before minority and other interests	237	143	721	421
Minority and other interests (note 4)	(10)	(4)	2	24
Net income before amortization of goodwill	247	147	719	397
Amortization of goodwill	-	16	-	48
Net income	$ 247	$ 131	$ 719	$ 349
Earnings per Common Share (note 6)				
Basic	$ 0.653	$ 0.334	$ 1.889	$ 0.877
Diluted	$ 0.646	$ 0.329	$ 1.865	$ 0.862

Summary of Net Income				
Preferred shareholder dividends	$ 7	$ 7	$ 23	$ 23
Net income - common shareholders	240	124	696	326
Net income	$ 247	$ 131	$ 719	$ 349
Average number of shares outstanding - basic			368,470,287	371,743,697
Average number of shares outstanding - diluted			373,252,342	378,222,013

United States operating results during the first nine months of 2002 have been included at the average market rate of $1.5700 Canadian compared with $1.5380 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	September 30, 2002	December 31, 2001	September 30, 2001
Assets			
Bonds	**$ 32,428**	$ 32,581	$ 32,222
Mortgage loans	**8,035**	8,369	8,404
Stocks	**1,513**	1,379	1,374
Real estate	**1,258**	1,272	1,260
Loans to policyholders	**6,123**	6,213	5,992
Cash and certificates of deposit	**1,328**	837	588
Funds withheld by ceding insurers	**4,538**	4,477	4,098
Premiums in course of collection	**351**	410	423
Interest due and accrued	**550**	543	600
Future income taxes (note 8)	**240**	317	239
Goodwill and intangible assets (note 3)	**1,687**	1,604	1,607
Other assets	**1,384**	1,157	1,341
Total assets	**$ 59,435**	$ 59,159	$ 58,148
Liabilities			
Policy liabilities			
Actuarial liabilities (note 7)	**$ 44,254**	$ 43,909	$ 43,510
Provision for claims	**638**	753	707
Provision for policyholder dividends	**375**	355	356
Provision for experience rating refunds	**940**	834	753
Policyholder funds	**1,818**	1,748	1,734
	48,025	47,599	47,060
Commercial paper and other loans	**1,015**	1,075	1,002
Current income taxes	**525**	508	294
Other liabilities	**1,783**	2,181	2,084
Repurchase agreements	**446**	400	445
Net deferred gains on portfolio investments sold	**1,000**	1,049	1,052
	52,794	52,812	51,937
Minority and other interests (note 4)	**1,926**	1,950	1,924
Capital Stock and Surplus			
Capital stock (note 5)	**2,082**	2,083	2,083
Surplus	**2,278**	1,951	1,863
Provision for unrealized gain on translation of net investment in foreign operations	**355**	363	341
	4,715	4,397	4,287
Liabilities, capital stock and surplus	**$ 59,435**	$ 59,159	$ 58,148

United States assets and liabilities have been translated at the market rates of $1.5860 Canadian for September 30, 2002, $1.5930 Canadian for December 31, 2001 and $1.5790 Canadian for September 30, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the nine months ended September 30	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**719**	349
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(112)**	(118)
Dividends to shareholders		
Preferred shareholders	**(23)**	(23)
Common shareholders	**(257)**	(214)
Balance, end of period	**$ 2,278**	$ 1,863

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Operations				
Net income	**$ 247**	$ 131	**$ 719**	$ 349
Adjustments for non-cash items:				
Change in policy liabilities	**738**	432	**610**	968
Change in funds withheld by ceding insurers	**(416)**	(294)	**(61)**	(543)
Change in current income taxes payable	**(26)**	(31)	**14**	(139)
Future income tax expense	**(61)**	61	**(14)**	30
Amortization of goodwill	**-**	16	**-**	48
Other	**(579)**	303	**(854)**	64
Cash flows from operations	**(97)**	618	**414**	777
Financing Activities				
Issue of common shares	**2**	6	**14**	14
Purchased and cancelled common shares	**(53)**	(69)	**(127)**	(135)
Issue (repayment) of commercial paper and other loans	**(50)**	(17)	**(58)**	(52)
Dividends paid	**(98)**	(84)	**(280)**	(237)
	(199)	(164)	**(451)**	(410)
Investment Activities				
Bond sales and maturities	**5,456**	3,510	**15,944**	13,597
Mortgage loan repayments	**405**	610	**1,272**	1,497
Stock sales	**148**	42	**279**	393
Real estate sales	**-**	6	**38**	6
Change in loans to policyholders	**238**	(1)	**68**	(183)
Change in repurchase agreements	**(55)**	78	**47**	433
Investment in subsidiaries	**-**	-	**72**	(15)
Investment in bonds	**(5,112)**	(4,363)	**(15,791)**	(14,543)
Investment in mortgage loans	**(313)**	(320)	**(922)**	(1,070)
Investment in stocks	**(55)**	(31)	**(451)**	(612)
Investment in real estate	**(9)**	(9)	**(28)**	(22)
	703	(478)	**528**	(519)
Increase in cash and certificates of deposit	**407**	(24)	**491**	(152)
Cash and certificates of deposit, beginning of period	**921**	612	**837**	740
Cash and certificates of deposit, end of period	**$ 1,328**	$ 588	**$ 1,328**	$ 588

Notes to Interim Consolidated Financial Statements *(unaudited)*

($ amounts in millions unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at September 30, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:
- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the nine months ended September 30, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Net income:				
Reported net income	**$ 247**	$ 131	**$ 719**	$ 349
Add back: amortization of goodwill, net of tax	**-**	16	**-**	48
Net income adjusted for amortization of goodwill	**$ 247**	$ 147	**$ 719**	$ 397
Basic earnings per common share:				
Reported earnings per common share	**$ 0.653**	$ 0.334	**$ 1.889**	$ 0.877
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.129
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.653**	$ 0.377	**$ 1.889**	$ 1.006
Diluted earnings per common share:				
Reported diluted earnings per common share	**$ 0.646**	$ 0.329	**$ 1.865**	$ 0.862
Add back: amortization of goodwill, net of tax	**-**	0.042	**-**	0.127
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.646**	$ 0.371	**$ 1.865**	$ 0.989

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

Net investment income includes pre-tax foreign exchange losses of $17 for the nine months ended September 30, 2002 ($24 for the nine months ended September 30, 2001) and $4 for the three months ended September 30, 2002 ($8 for the three months ended September 30, 2001).

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used, pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost.

26,000 options were granted during the second quarter, and 148,500 options were granted during the third quarter. The weighted-average fair value of options granted was $16.23 per option. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2002: dividend yield 2.453%, expected volatility 31.67%, risk-free interest rate 5.125%, and expected life of 7 years.

The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation. In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for options granted under the Company's plan during the nine months ended September 30, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the nine months ended September 30, 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $.001.

(d) Moving Average Market Method

Effective July 1, 2002, the Company has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and does not have a material effect on the financial statements of the Company.

(e) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the nine months ended September 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,092	$ 66	$ 1,158

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the nine months ended September 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2002 and September 30, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a)

	For the three months ended September 30,		For the nine months ended September 30,	
	2002	2001	**2002**	2001
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 20**	$ 25	**$ 65**	$ 75
London Life	**121**	110	**378**	355
GWL&A	**48**	51	**150**	155
Policyholder dividends				
Great-West	**23**	22	**69**	64
London Life	**134**	124	**391**	366
GWL&A	**48**	50	**149**	151
Net income	**$ (16)**	$ (10)	**$ (16)**	$ 4
Preferred shareholder dividends	**6**	5	**17**	16
Minority shareholder interest	**-**	1	**1**	4
Total	**$ (10)**	$ (4)	**$ 2**	$ 24

b) As at

	September 30, 2002	December 31, 2001	September 30, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 328**	$ 332	$ 339
London Life	**902**	914	889
GWL&A	**235**	235	235
	1,465	1,481	1,463
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**2**	10	2
	$ 1,926	$ 1,950	$ 1,924

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	September 30, 2002		September 30, 2001	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**4,000,000**	**$ 100,000**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**21,192,242**	**$ 529,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**369,459,808**	**$ 1,553,294**	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	**(3,533,300)**	**(14,901)**	(3,958,800)	(16,598)
Issued under Stock Option Plan	**1,267,438**	**14,061**	1,485,079	13,443
Balance, end of period	**367,193,946**	**$ 1,552,454**	369,931,004	$ 1,553,404
Total Capital Stock		**$ 2,082,260**		$ 2,083,210

GREAT-WEST
LIFECO INC.

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
a) Earnings				
Net income - common shareholders	**$ 240**	$ 124	**$ 696**	$ 326

b) Number of Common Shares at September 30	**2002**	2001
Average number of common shares outstanding	**368,470,287**	371,743,697
Add:		
-Potential exercise of outstanding stock options	**4,782,055**	6,478,316
Average number of common shares outstanding - diluted basis	**373,252,342**	378,222,013

Earnings per Common Share (a) divided by b))

	2002	2001	**2002**	2001
Basic	**$ 0.653**	$ 0.334	**$ 1.889**	$ 0.877
Diluted	**$ 0.646**	$ 0.329	**$ 1.865**	$ 0.862

7. Actuarial Liabilities - Material Assumption Changes

Third quarter 2002 includes an addition of $46 ($41 in the shareholder account and $5 in the participating policyholder account) to the Adverse Development Reserve in London Reinsurance Group.

8. Income Taxes

Third quarter 2002 results include a $50 net reduction of provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $41 in the shareholder account and $9 in the participating policyholder account.

9. Contingencies (changes since December 31, 2001 annual report)

During the second quarter 2002, The Ontario Court of Appeal determined that the appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

10. Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

11. Commitments (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

12. **Segmented Information**
Consolidated Operations
For the three months ended September 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 575	$ 167	$ 1,227	$ 3	$ 1,972	$ 335	$ 2,307
Net investment income	52	112	103	29	296	215	511
Fee and other income	16	81	-	5	102	-	102
Total income	643	360	1,330	37	2,370	550	2,920
Benefits and Expenses:							
Paid or credited to policyholders	481	194	1,345	11	2,031	503	2,534
Other	107	88	7	7	209	64	273
Net operating income before income taxes	55	78	(22)	19	130	(17)	113
Income taxes	21	32	2	(53)	2	(1)	1
Net income before minority and other interests	34	46	(24)	72	128	(16)	112
Minority and other interests	-	-	-	6	6	(16)	(10)
Net income before goodwill amortization	34	46	(24)	66	122	-	122
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	46	(24)	58	114	-	114
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 416	$ 312	$ -	$ 728	$ 75	$ 803	$ 3,110
Net investment income	28	202	(1)	229	138	367	878
Fee and other income	253	86	-	339	-	339	441
Total income	697	600	(1)	1,296	213	1,509	4,429
Benefits and Expenses:							
Paid or credited to policyholders	346	434	1	781	207	988	3,522
Other	262	80	(9)	333	4	337	610
Net operating income before income taxes	89	86	7	182	2	184	297
Income taxes	23	25	9	57	2	59	60
Net income before minority and other interests	66	61	(2)	125	-	125	237
Minority and other interests	-	-	-	-	-	-	(10)
Net income before goodwill amortization	66	61	(2)	125	-	125	247
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 66	$ 61	$ (2)	$ 125	$ -	$ 125	$ 247

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ (1)	$ (1)	$ -	$ (1)	$ 7
Net income - common shareholders	66	61	(1)	126	-	126	240
Net income	$ 66	$ 61	$ (2)	$ 125	$ -	$ 125	$ 247

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 515	$ 155	$ 853	$ 3	$ 1,526	$ 319	$ 1,845
Net investment income	55	121	115	29	320	217	537
Fee and other income	15	80	-	3	98	-	98
Total income	585	356	968	35	1,944	536	2,480
Benefits and Expenses:							
Paid or credited to policyholders	440	197	1,017	6	1,660	477	2,137
Other	97	89	12	6	204	61	265
Net operating income before income taxes	48	70	(61)	23	80	(2)	78
Income taxes	18	26	(7)	6	43	9	52
Net income before minority and other interests	30	44	(54)	17	37	(11)	26
Minority and other interests	-	-	1	5	6	(11)	(5)
Net income before goodwill amortization	30	44	(55)	12	31	-	31
Amortization of goodwill	6	7	2	-	15	-	15
Net income	$ 24	$ 37	$ (57)	$ 12	$ 16	$ -	$ 16

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	24	37	(57)	5	9	-	9
Net income	$ 24	$ 37	$ (57)	$ 12	$ 16	$ -	$ 16

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 429	$ 193	$ -	$ 622	$ 78	$ 700	$ 2,545
Net investment income	28	195	(2)	221	134	355	892
Fee and other income	297	90	-	387	-	387	485
Total income	754	478	(2)	1,230	212	1,442	3,922
Benefits and Expenses:							
Paid or credited to policyholders	365	286	-	651	206	857	2,994
Other	293	110	4	407	3	410	675
Special charges	-	-	-	-	-	-	-
Net operating income before income taxes	96	82	(6)	172	3	175	253
Income taxes	33	26	(3)	56	2	58	110
Net income before minority and other interests	63	56	(3)	116	1	117	143
Minority and other interests	-	-	-	-	1	1	(4)
Net income before goodwill amortization	63	56	(3)	116	-	116	147
Amortization of goodwill	-	-	1	1	-	1	16
Net income	$ 63	$ 56	$ (4)	$ 115	$ -	$ 115	$ 131

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	63	56	(4)	115	-	115	124
Net income	$ 63	$ 56	$ (4)	$ 115	$ -	$ 115	$ 131

* see note 13

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,652	$ 490	$ 2,882	$ 11	$ 5,035	$ 1,023	$ 6,058
Net investment income	154	345	357	66	922	663	1,585
Fee and other income	50	251	1	14	316	-	316
Total income	1,856	1,086	3,240	91	6,273	1,686	7,959
Benefits and Expenses:							
Paid or credited to policyholders	1,392	561	3,192	29	5,174	1,501	6,675
Other	318	281	20	19	638	192	830
Net operating income before income taxes	146	244	28	43	461	(7)	454
Income taxes	55	93	5	(58)	95	10	105
Net income before minority and other interests	91	151	23	101	366	(17)	349
Minority and other interests	-	-	1	17	18	(17)	1
Net income before goodwill amortization	91	151	22	84	348	-	348
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ 23	$ 23	$ -	$ 23
Net income - common shareholders	91	151	22	61	325	-	325
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,199	$ 773	$ -	$ 1,972	$ 277	$ 2,249	$ 8,307
Net investment income	82	624	(4)	702	417	1,119	2,704
Fee and other income	798	265	-	1,063	-	1,063	1,379
Total income	2,079	1,662	(4)	3,737	694	4,431	12,390
Benefits and Expenses:							
Paid or credited to policyholders	955	1,133	(1)	2,087	672	2,759	9,434
Other	847	255	4	1,106	16	1,122	1,952
Net operating income before income taxes	277	274	(7)	544	6	550	1,004
Income taxes	90	86	(3)	173	5	178	283
Net income before minority and other interests	187	188	(4)	371	1	372	721
Minority and other interests	-	-	-	-	1	1	2
Net income before goodwill amortization	187	188	(4)	371	-	371	719
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 187	$ 188	$ (4)	$ 371	$ -	$ 371	$ 719

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 23
Net income - common shareholders	187	188	(4)	371	-	371	696
Net income	$ 187	$ 188	$ (4)	$ 371	$ -	$ 371	$ 719

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,505	$ 484	$ 2,328	$ 11	$ 4,328	$ 986	$ 5,314
Net investment income	162	382	337	88	969	663	1,632
Fee and other income	45	229	1	11	286	-	286
Total income	1,712	1,095	2,666	110	5,583	1,649	7,232
Benefits and Expenses:							
Paid or credited to policyholders	1,293	612	2,631	20	4,556	1,404	5,960
Other	289	276	50	16	631	212	843
Net operating income before income taxes	130	207	(15)	74	396	33	429
Income taxes	51	77	(3)	20	145	33	178
Net income before minority and other interests	79	130	(12)	54	251	-	251
Minority and other interests	-	-	4	16	20	-	20
Net income before goodwill amortization	79	130	(16)	38	231	-	231
Amortization of goodwill	17	21	6	1	45	-	45
Net income	$ 62	$ 109	$ (22)	$ 37	$ 186	$ -	$ 186

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 22	$ 22	$ -	$ 22
Net income - common shareholders	62	109	(22)	15	164	-	164
Net income	$ 62	$ 109	$ (22)	$ 37	$ 186	$ -	$ 186

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 1,274	$ 727	$ -	$ 2,001	$ 297	$ 2,298	$ 7,612
Net investment income	79	629	(3)	705	399	1,104	2,736
Fee and other income	856	272	-	1,128	-	1,128	1,414
Total income	2,209	1,628	(3)	3,834	696	4,530	11,762
Benefits and Expenses:							
Paid or credited to policyholders	1,107	1,084	(1)	2,190	670	2,860	8,820
Other	905	292	7	1,204	14	1,218	2,061
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(5)	252	(9)	238	12	250	679
Income taxes	(5)	77	-	72	8	80	258
Net income before minority and other interests	-	175	(9)	166	4	170	421
Minority and other interests	-	-	-	-	4	4	24
Net income before goodwill amortization	-	175	(9)	166	-	166	397
Amortization of goodwill	2	-	1	3	-	3	48
Net income	$ (2)	$ 175	$ (10)	$ 163	$ -	$ 163	$ 349

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 23
Net income - common shareholders	(2)	175	(11)	162	-	162	326
Net income	$ (2)	$ 175	$ (10)	$ 163	$ -	$ 163	$ 349

* see note 13

13. Special Charges

2001 results include a non-recurring charge of $202 pre-tax ($132 after-tax) plus operating losses of $32 after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the three months ended September 30, 2001 was negligible.

ANNEX A – Item 22

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco Inc. Announces Redemption of First Preferred Shares, Series B

Winnipeg, September 25, 2002... Great-West Lifeco Inc. today announced its intention to redeem all 4,000,000 of its outstanding Non-Cumulative First Preferred Shares, Series B on December 31, 2002 for the cash redemption price of $25 per share.

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have over $98 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

ANNEX A – Item 23

GREAT-WEST
LIFECO INC.

03 APR -8 AM 7:21

QUARTERLY REPORT

6 MONTHS RESULTS

January 1 to June 30, 2002

E1138-06/02

Quarterly Report to Shareholders

- Letter to Shareholders
- Consolidated Financial Statements
  - Summary of consolidated operations
  - Consolidated balance sheet
  - Consolidated statement of surplus
  - Consolidated statement of cash flows
  - Notes to the consolidated financial statements
- Management's Discussion & Analysis
  - Consolidated operating results
  - The Great-West Life Assurance Company
  - Great-West Life & Annuity Insurance Company

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Great-West Life and key design are trademarks of The Great-West Life Assurance Company.
London Life and Freedom 55 Financial are trademarks of London Life Assurance Company
OnePlan is a trademark of Great-West Life & Annuity Insurance Company.
Quadrus Investment Services is a trademark of Quadrus Investment Services Ltd.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to June 30, 2002

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at June 30, 2002 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. has reported net income attributable to common shareholders of $456 million or $1.236 per common share for the six months ended June 30, 2002, compared to $0.543 per common share reported a year ago.

This result represents an increase of 16% over 2001, after adjusting the first six months of 2001 for non-recurring charges relating to goodwill amortization and Alta Health and Life Insurance Company (Alta) to facilitate comparison between years.

For the second quarter, net income attributable to common shareholders was $234 million, compared to adjusted 2001 results of $216 million.

Highlights – six months 2002

- Earnings per common share increased 16% over 2001 levels, reflecting solid increases in earnings from both its Canadian and United States operations.
- The overall quality of the Company's investment portfolio remains high, with exposure to non-investment grade bonds essentially unchanged, at 2% of the bond portfolio.
- Return on common shareholders' equity was 22.5% for the twelve months ended June 30, 2002, compared to 20.9% in 2001, using adjusted 2001 results.
- Quarterly dividends declared were increased by 10% or 2.25¢ to 24.75¢ per common share for September 30, 2002. Dividends paid on common shares for six months of 2002 were 22% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and Alta charges.

Great-West (Canada) six months net income attributable to common shareholders increased 16% to $220 million from $189 million at June 30, 2001. For the second quarter, Canadian net income was $113 million compared to $97 million at June 30, 2001, up 16%.

Including the Canadian portion of Lifeco Corporate results, Canadian Consolidated net earnings of Lifeco for the first six months of 2002 were $211 million compared to $185 million a year ago.

GWL&A's six months net income attributable to common shareholders increased 12% to US $161 million from US $144 million at June 30, 2001. For the second quarter, United States earnings were $82 million, essentially unchanged from a year ago after adjusting for charges relating to Alta Health and Life Insurance Company in 2001.

Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States Consolidated net earnings for the first six months of 2002 increased 15% to $245 million from $213 million a year ago.

The Great-West Life Assurance Company

Developments – Great-West

- Sales during the quarter were exceptionally strong in Group Insurance, Individual Insurance and Group Retirement lines, compared with the same period last year.
- For the first six months of the year, the Company's segregated and mutual fund business experienced positive net cash flow, reflecting the high persistency that is characteristic of the advisor-based distribution system.
- The recently released Brendan Wood International Benchmark study gave the Company's Group Retirement Services division top ratings for quality of service, client loyalty, and overall selection criteria.
- Great-West Life, in partnership with Investors Group and parent company Power Financial Corporation, contributed $5 million to the University of Manitoba to establish a Research Investment Fund. The fund will be used to build the University's capacity in current and emerging research strengths.

Results

"Great-West's performance this quarter is indicative of the strengths inherent in our business," says Raymond L. McFeetors, President & Chief Executive Officer, Great-West Life. "In particular, our advisor-based business is more resistant to investment market fluctuations, because of the value our advisors offer clients in planning for the long term. In addition, we have a well-diversified portfolio of investments, which we continue to manage prudently and pro-actively to maintain its high quality."

Total premiums and deposits for the six months ended June 30, 2002, including reinsurance premiums, were up 9% from 2001 levels. Risk-based premiums, other than reinsurance, were up 5%, self-funded premium equivalents (ASO contracts) up 8%, and segregated funds deposits up 10%. Reinsurance premiums were up 12%.

Fee income increased 14% in the six months ended June 30, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at June 30, 2002 were $53.7 billion, up 3% from a year ago and essentially the same as at December 31, 2001.

GREAT-WEST
LIFECO INC.

Great-West Life & Annuity Insurance Company

Developments – GWL&A

- To leverage the Great-West brand identity and lessen confusion among its customers, the Company integrated its Great-West Life & Annuity (GWL&A) and New England Financial Employee Benefits sales organizations. As a result, all new business that would have been written on New England Financial contracts is being written on GWL&A contracts, and GWL&A will be a preferred carrier for the more than 200 New England Financial, Metropolitan Life, and General American agencies around the United States.
- The Company renewed several key government pension contracts, including the County of Los Angeles, California; the Cities of Livonia, Michigan, Virginia Beach, Virginia, and Wichita, Kansas; and the Port of Oakland, California, and the Port of Seattle, Washington. It also was just awarded the County of Orange, California, and Gwinnett County, Georgia.
- The Company formed its latest life insurance bank partnership with TCF Bank – bringing to seven the number of major U.S. banks and financial institutions that partner with GWL&A to sell life insurance products to bank customers. Policies placed through the Company's bank markets business have exceeded year-to-date expectations.
- EducatorsMoney℠, the Company's Internet retirement savings plan for educators, added three new school district partners: Illinois' second-largest district, located near Chicago; Howard County Public School System, located in Maryland; and the University of Texas, located in Austin.

Results

"The results for the quarter demonstrate once again that we are in solid businesses directed by focused managers producing superior results for shareholders," says William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity.

The decrease in US $ premium income and deposits for the six months ended June 30, 2002 of 13% was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $41.3 billion at June 30, 2002, relatively unchanged from a year ago, and down $2.9 billion compared with December 31, 2001, essentially due to changes in foreign exchange translation rates.

GREAT-WEST
LIFECO INC.

Quarterly Dividends

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2475 per share on the common shares of the Company payable September 30, 2002 to shareholders of record at the close of business September 16, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable September 30, 2002 to shareholders of record at the close of business September 16, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable October 31, 2002 to shareholders of record at the close of business October 17, 2002.





Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

July 30, 2002

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Six Months Ended June 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 2,096	$ 1,446	$ 3,542	$ 1,994	$ 1,598	$ 3,592	-1%
Reinsurance & specialty general insurance	1,655	-	1,655	1,475	-	1,475	12%
Self-funded premium equivalents (ASO contracts) (1)	670	4,159	4,829	620	4,565	5,185	-7%
Segregated funds deposits: (1)							
Individual products	1,012	327	1,339	926	283	1,209	11%
Group products	590	1,858	2,448	532	2,236	2,768	-12%
Total premiums and deposits	$ 6,023	$ 7,790	$ 13,813	$ 5,547	$ 8,682	$ 14,229	-3%
Fee and other income	214	724	938	188	741	929	1%
Paid or credited to policyholders	4,141	1,771	5,912	3,823	2,003	5,826	1%
Net income attributable to:							
Preferred shareholders	15	1	16	15	1	16	0%
Common shareholders	211	245	456	155	47	202	126%
2001 adjustments (2)							
Goodwill amortization	-	-	-	30	2	32	
Alta	-	-	-	-	164	164	
Adjusted net income common shareholders (2)	211	245	456	185	213	398	15%
Return on common shareholders' equity *(12 months)*:							
Net income			20.1%			15.2%	
Adjusted net income (2)			22.5%			20.9%	
Per Common Share							
Basic earnings			$ 1.236			$ 0.543	128%
2001 adjustments (2)							
Goodwill amortization			-			0.086	
Alta			-			0.440	
Adjusted basic earnings (2)			1.236			1.069	16%
Dividends paid			0.450			0.370	22%
Book value			10.80			9.92	9%
At June 30							
Total assets	$ 34,494	$ 23,529	$ 58,023	$ 33,542	$ 22,911	$ 56,453	3%
Segregated funds assets (1)	19,153	17,814	36,967	18,464	18,473	36,937	0%
Total assets under administration	$ 53,647	$ 41,343	$ 94,990	$ 52,006	$ 41,384	$ 93,390	2%
Capital stock and surplus			$ 4,510			$ 4,214	7%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) A charge of $32 after-tax or $0.086 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements);
(ii) A charge of $164 after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended June 30		For the six months ended June 30	
	2002	**2001**	**2002**	**2001**
Income				
Premium income	**$ 2,289**	$ 2,661	**$ 5,197**	$ 5,067
Net investment income	**884**	940	**1,826**	1,844
Fee and other income	**475**	450	**938**	929
	3,648	4,051	**7,961**	7,840
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**2,610**	3,006	**5,912**	5,826
Commissions	**194**	167	**365**	337
Operating expenses	**446**	520	**916**	1,000
Premium taxes	**33**	19	**61**	49
Special charges (note 10)	**-**	202	**-**	202
Net operating income before income taxes	**365**	137	**707**	426
Income taxes - current	**115**	119	**176**	179
- future	**4**	(67)	**47**	(31)
Net income before minority and other interests	**246**	85	**484**	278
Minority and other interests (note 4)	**3**	24	**12**	28
Net income before amortization of goodwill	**243**	61	**472**	250
Amortization of goodwill	**-**	16	**-**	32
Net income	**$ 243**	$ 45	**$ 472**	$ 218
Earnings per Common Share (note 6)				
Basic	**$ 0.634**	$ 0.097	**$ 1.236**	$ 0.543
Diluted	**$ 0.630**	$ 0.095	**$ 1.219**	$ 0.533

Summary of Net Income				
Preferred shareholder dividends	**$ 9**	$ 9	**$ 16**	$ 16
Net income - common shareholders	**234**	36	**456**	202
Net income	**$ 243**	$ 45	**$ 472**	$ 218
Average number of shares outstanding - basic			368,822,686	372,009,113
Average number of shares outstanding - diluted			373,963,643	378,769,182

United States operating results during the first six months of 2002 have been included at the average market rate of $1.5740 Canadian compared with $1.5340 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	June 30, 2002	December 31, 2001	June 30, 2001
Assets			
Bonds	$ 31,919	$ 32,581	$ 30,731
Mortgage loans	8,095	8,369	8,666
Stocks	1,606	1,379	1,426
Real estate	1,240	1,272	1,228
Loans to policyholders	6,156	6,213	5,814
Cash and certificates of deposit	921	837	612
Funds withheld by ceding insurers	4,122	4,477	3,804
Premiums in course of collection	448	410	484
Interest due and accrued	507	543	528
Future income taxes	167	317	288
Goodwill and intangible assets (note 3)	1,684	1,604	1,624
Other assets	1,158	1,157	1,248
Total assets	$ 58,023	$ 59,159	$ 56,453
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 42,935	$ 43,909	$ 42,440
Provision for claims	654	753	695
Provision for policyholder dividends	352	355	336
Provision for experience rating refunds	722	834	597
Policyholder funds	1,788	1,748	1,792
	46,451	47,599	45,860
Commercial paper and other loans	1,047	1,075	1,002
Current income taxes	545	508	324
Other liabilities	2,085	2,181	1,699
Repurchase agreements	479	400	351
Net deferred gains on portfolio investments sold	976	1,049	1,070
	51,583	52,812	50,306
Minority and other interests (note 4)	1,930	1,950	1,933
Capital Stock and Surplus			
Capital stock (note 5)	2,086	2,083	2,087
Surplus	2,176	1,951	1,876
Provision for unrealized gain on translation of net investment in foreign operations	248	363	251
	4,510	4,397	4,214
Liabilities, capital stock and surplus	$ 58,023	$ 59,159	$ 56,453

United States assets and liabilities have been translated at the market rates of $1.5190 Canadian for June 30, 2002, $1.5930 Canadian for December 31, 2001 and $1.5180 Canadian for June 30, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the six months ended June 30	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**472**	218
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(65)**	(58)
Dividends to shareholders		
Preferred shareholders	**(16)**	(16)
Common shareholders	**(166)**	(137)
Balance, end of period	**$ 2,176**	$ 1,876

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Operations				
Net income	**$ 243**	$ 45	**$ 472**	$ 218
Adjustments for non-cash items:				
Change in policy liabilities	**(15)**	(37)	**(128)**	536
Change in funds withheld by ceding insurers	**140**	84	**355**	(249)
Change in current income taxes payable	**51**	42	**40**	(108)
Future income tax expense	**4**	(67)	**47**	(31)
Amortization of goodwill	**-**	16	**-**	32
Other	**491**	97	**(275)**	(239)
Cash flows from operations	**914**	180	**511**	159
Financing Activities				
Issue of common shares	**7**	2	**12**	8
Purchased and cancelled common shares	**(36)**	(34)	**(74)**	(66)
Issue (repayment) of commercial paper and other loans	**(4)**	(6)	**(8)**	(35)
Dividends paid	**(92)**	(77)	**(182)**	(153)
	(125)	(115)	**(252)**	(246)
Investment Activities				
Bond sales and maturities	**4,897**	5,358	**10,488**	10,087
Mortgage loan repayments	**436**	442	**867**	887
Stock sales	**71**	219	**131**	351
Real estate sales	**2**	-	**38**	-
Change in loans to policyholders	**(152)**	(148)	**(170)**	(182)
Change in repurchase agreements	**67**	13	**102**	355
Investment in subsidiaries	**-**	-	**72**	(15)
Investment in bonds	**(5,067)**	(5,587)	**(10,679)**	(10,180)
Investment in mortgage loans	**(438)**	(294)	**(609)**	(750)
Investment in stocks	**(356)**	(310)	**(396)**	(581)
Investment in real estate	**(11)**	(10)	**(19)**	(13)
	(551)	(317)	**(175)**	(41)
Increase in cash and certificates of deposit	**238**	(252)	**84**	(128)
Cash and certificates of deposit, beginning of period	**683**	864	**837**	740
Cash and certificates of deposit, end of period	**$ 921**	$ 612	**$ 921**	$ 612

GREAT-WEST
LIFECO INC.

Notes to Interim Consolidated Financial Statements *(unaudited)*

($ amounts in millions unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at June 30, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:
- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. During the second quarter, the Company reduced the amount reclassified during the first quarter between goodwill and future taxes by $43, reflecting revised tax inclusion rate estimates. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the six months ended June 30, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Net income:				
Reported net income	**$ 243**	$ 45	**$ 472**	$ 218
Add back: amortization of goodwill, net of tax	**-**	16	**-**	32
Net income adjusted for amortization of goodwill	**$ 243**	$ 61	**$ 472**	$ 250
Basic earnings per common share:				
Reported earnings per common share	**$ 0.634**	$ 0.097	**$ 1.236**	$ 0.543
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.086
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.634**	$ 0.140	**$ 1.236**	$ 0.629
Diluted earnings per common share:				
Reported diluted earnings per common share	**$ 0.630**	$ 0.095	**$ 1.219**	$ 0.533
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.085
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.630**	$ 0.138	**$ 1.219**	$ 0.618

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

Net investment income includes pre-tax foreign exchange losses of $13 for the six months ended June 30, 2002 ($16 for the six months ended June 30, 2001) and $3 for the three months ended June 30, 2002 ($7 for the three months ended June 30, 2001).

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used, pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost.

During the second quarter, 26,000 options were granted. The weighted-average fair value of options granted was $12.22 per option. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the six months ended June 30, 2002: dividend yield 2.47%, expected volatility 16.50%, risk-free interest rate 5.467%, and expected life of 7 years.

The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation. In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for options granted under the Company's plan during the six months ended June 30, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the six months ended June 30, 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $.001.

(d) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the six months ended June 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Changes in foreign exchange rates	-	(3)	(3)
Balance, end of period	$ 1,092	$ 63	$ 1,155

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the six months ended June 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2002 and June 30, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a)	For the three months ended June 30,		For the six months ended June 30,	
	2002	2001	**2002**	2001
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 23**	$ 25	**$ 45**	$ 50
London Life	**127**	134	**257**	245
GWL&A	**51**	51	**102**	104
Policyholder dividends				
Great-West	**24**	21	**46**	42
London Life	**130**	122	**257**	242
GWL&A	**50**	50	**101**	101
Net income	**$ (3)**	$ 17	**$ -**	$ 14
Preferred shareholder dividends	**5**	6	**11**	11
Minority shareholder interest	**1**	1	**1**	3
Total	**$ 3**	$ 24	**$ 12**	$ 28

b) As at	June 30, 2002	December 31, 2001	June 30, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 331**	$ 332	$ 336
London Life	**914**	914	902
GWL&A	**225**	235	225
	1,470	1,481	1,463
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**1**	10	11
	$ 1,930	$ 1,950	$ 1,933

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	June 30, 2002		June 30, 2001	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**4,000,000**	**$ 100,000**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**21,192,242**	**$ 529,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**369,459,808**	**$ 1,553,294**	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	**(2,082,200)**	**(8,770)**	(1,861,000)	(7,792)
Issued under Stock Option Plan	**1,027,451**	**11,553**	923,855	8,630
Balance, end of period	**368,405,059**	**$ 1,556,077**	371,467,580	$ 1,557,397
Total Capital Stock		**$ 2,085,883**		$ 2,087,203

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
a) Earnings				
Net income - common shareholders	**$ 234**	$ 36	**$ 456**	$ 202
b) Number of Common Shares at June 30			**2002**	2001
Average number of common shares outstanding			**369**	372
Add:				
-Potential exercise of outstanding stock options			**5**	7
Average number of common shares outstanding - diluted basis			**374**	379
Earnings per Common Share (a) divided by b))				
Basic	**$ 0.634**	$ 0.097	**$ 1.236**	$ 0.543
Diluted	**$ 0.630**	$ 0.095	**$ 1.219**	$ 0.533

7. Contingencies (changes since December 31, 2001 annual report)

The Ontario Court of Appeal determined that the appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

8. Commitments (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

9. **Segmented Information**
Consolidated Operations
For the three months ended June 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 547	$ 156	$ 530	$ 5	$ 1,238	$ 355	$ 1,593
Net investment income	51	114	99	27	291	218	509
Fee and other income	17	89	1	5	112	-	112
Total income	615	359	630	37	1,641	573	2,214
Benefits and Expenses:							
Paid or credited to policyholders	461	182	605	7	1,255	509	1,764
Other	105	93	6	7	211	66	277
Net operating income before income taxes	49	84	19	23	175	(2)	173
Income taxes	18	33	-	2	53	2	55
Net income before minority and other interests	31	51	19	21	122	(4)	118
Minority and other interests	-	-	1	5	6	(4)	2
Net income before goodwill amortization	31	51	18	16	116	-	116
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 31	$ 51	$ 18	$ 16	$ 116	$ -	$ 116
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	31	51	18	8	108	-	108
Net income	$ 31	$ 51	$ 18	$ 16	$ 116	$ -	$ 116

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 365	$ 218	$ -	$ 583	$ 113	$ 696	$ 2,289
Net investment income	26	207	1	234	141	375	884
Fee and other income	273	90	-	363	-	363	475
Total income	664	515	1	1,180	254	1,434	3,648
Benefits and Expenses:							
Paid or credited to policyholders	273	328	(1)	600	246	846	2,610
Other	295	87	7	389	7	396	673
Net operating income before income taxes	96	100	(5)	191	1	192	365
Income taxes	35	34	(5)	64	-	64	119
Net income before minority and other interests	61	66	-	127	1	128	246
Minority and other interests	-	-	-	-	1	1	3
Net income before goodwill amortization	61	66	-	127	-	127	243
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 61	$ 66	$ -	$ 127	$ -	$ 127	$ 243

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 9
Net income - common shareholders	61	66	(1)	126	-	126	234
Net income	$ 61	$ 66	$ -	$ 127	$ -	$ 127	$ 243

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 502	$ 173	$ 875	$ 4	$ 1,554	$ 345	$ 1,899
Net investment income	52	130	107	28	317	245	562
Fee and other income	15	73	1	4	93	-	93
Total income	569	376	983	36	1,964	590	2,554
Benefits and Expenses:							
Paid or credited to policyholders	429	209	940	7	1,585	470	2,055
Other	96	91	20	4	211	85	296
Net operating income before income taxes	44	76	23	25	168	35	203
Income taxes	18	28	1	11	58	19	77
Net income before minority and other interests	26	48	22	14	110	16	126
Minority and other interests	-	-	1	6	7	16	23
Net income before goodwill amortization	26	48	21	8	103	-	103
Amortization of goodwill	5	7	3	-	15	-	15
Net income	$ 21	$ 41	$ 18	$ 8	$ 88	$ -	$ 88

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	21	41	18	-	80	-	80
Net income	$ 21	$ 41	$ 18	$ 8	$ 88	$ -	$ 88

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 412	$ 224	$ -	$ 636	$ 126	$ 762	$ 2,661
Net investment income	24	221	(1)	244	134	378	940
Fee and other income	269	88	-	357	-	357	450
Total income	705	533	(1)	1,237	260	1,497	4,051
Benefits and Expenses:							
Paid or credited to policyholders	343	358	-	701	250	951	3,006
Other	311	91	2	404	6	410	706
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(151)	84	(3)	(70)	4	(66)	137
Income taxes	(54)	26	-	(28)	3	(25)	52
Net income before minority and other interests	(97)	58	(3)	(42)	1	(41)	85
Minority and other interests	-	-	-	-	1	1	24
Net income before goodwill amortization	(97)	58	(3)	(42)	-	(42)	61
Amortization of goodwill	1	-	-	1	-	1	16
Net income	$ (98)	$ 58	$ (3)	$ (43)	$ -	$ (43)	$ 45

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 9
Net income - common shareholders	(98)	58	(4)	(44)	-	(44)	36
Net income	$ (98)	$ 58	$ (3)	$ (43)	$ -	$ (43)	$ 45

* see note 10

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,077	$ 323	$ 1,655	$ 8	$ 3,063	$ 688	$ 3,751
Net investment income	102	233	254	37	626	448	1,074
Fee and other income	34	170	1	9	214	-	214
Total income	1,213	726	1,910	54	3,903	1,136	5,039
Benefits and Expenses:							
Paid or credited to policyholders	911	367	1,847	18	3,143	998	4,141
Other	211	193	13	12	429	128	557
Net operating income before income taxes	91	166	50	24	331	10	341
Income taxes	34	61	3	(5)	93	11	104
Net income before minority and other interests	57	105	47	29	238	(1)	237
Minority and other interests	-	-	1	11	12	(1)	11
Net income before goodwill amortization	57	105	46	18	226	-	226
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 57	$ 105	$ 46	$ 18	$ 226	$ -	$ 226

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	57	105	46	3	211	-	211
Net income	$ 57	$ 105	$ 46	$ 18	$ 226	$ -	$ 226

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 783	$ 461	$ -	$ 1,244	$ 202	$ 1,446	$ 5,197
Net investment income	54	422	(3)	473	279	752	1,826
Fee and other income	545	179	-	724	-	724	938
Total income	1,382	1,062	(3)	2,441	481	2,922	7,961
Benefits and Expenses:							
Paid or credited to policyholders	609	699	(2)	1,306	465	1,771	5,912
Other	585	175	13	773	12	785	1,342
Net operating income before income taxes	188	188	(14)	362	4	366	707
Income taxes	67	61	(12)	116	3	119	223
Net income before minority and other interests	121	127	(2)	246	1	247	484
Minority and other interests	-	-	-	-	1	1	12
Net income before goodwill amortization	121	127	(2)	246	-	246	472
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 121	$ 127	$ (2)	$ 246	$ -	$ 246	$ 472

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 16
Net income - common shareholders	121	127	(3)	245	-	245	456
Net income	$ 121	$ 127	$ (2)	$ 246	$ -	$ 246	$ 472

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 990	$ 329	$ 1,475	$ 8	$ 2,802	$ 667	$ 3,469
Net investment income	107	261	222	59	649	446	1,095
Fee and other income	30	149	1	8	188	-	188
Total income	1,127	739	1,698	75	3,639	1,113	4,752
Benefits and Expenses:							
Paid or credited to policyholders	853	415	1,614	14	2,896	927	3,823
Other	192	187	38	10	427	151	578
Net operating income before income taxes	82	137	46	51	316	35	351
Income taxes	33	51	4	14	102	24	126
Net income before minority and other interests	49	86	42	37	214	11	225
Minority and other interests	-	-	3	11	14	11	25
Net income before goodwill amortization	49	86	39	26	200	-	200
Amortization of goodwill	11	14	4	1	30	-	30
Net income	$ 38	$ 72	$ 35	$ 25	$ 170	$ -	$ 170

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	38	72	35	10	155	-	155
Net income	$ 38	$ 72	$ 35	$ 25	$ 170	$ -	$ 170

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 845	$ 534	$ -	$ 1,379	$ 219	$ 1,598	$ 5,067
Net investment income	51	434	(1)	484	265	749	1,844
Fee and other income	559	182	-	741	-	741	929
Total income	1,455	1,150	(1)	2,604	484	3,088	7,840
Benefits and Expenses:							
Paid or credited to policyholders	742	798	(1)	1,539	464	2,003	5,826
Other	612	182	3	797	11	808	1,386
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(101)	170	(3)	66	9	75	426
Income taxes	(38)	51	3	16	6	22	148
Net income before minority and other interests	(63)	119	(6)	50	3	53	278
Minority and other interests	-	-	-	-	3	3	28
Net income before goodwill amortization	(63)	119	(6)	50	-	50	250
Amortization of goodwill	2	-	-	2	-	2	32
Net income	$ (65)	$ 119	$ (6)	$ 48	$ -	$ 48	$ 218

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 16
Net income - common shareholders	(65)	119	(7)	47	-	47	202
Net income	$ (65)	$ 119	$ (6)	$ 48	$ -	$ 48	$ 218

* see note 10

10. Special Charges

2001 six month results include a non-recurring charge of $202 million pre-tax ($132 million after-tax) plus operating losses of $32 million after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the six months ended June 30, 2001 was a reduction of $164 million after-tax or $0.440 per common share.

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interim Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the six months ended June 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 2,096	$ 1,446	$ 3,542	$ 1,994	$ 1,598	$ 3,592	-1%
Reinsurance & specialty general insurance	1,655	-	1,655	1,475	-	1,475	12%
Self-funded premium equivalents (ASO contracts) (1)	670	4,159	4,829	620	4,565	5,185	-7%
Segregated funds deposits: (1)							
Individual products	1,012	327	1,339	926	283	1,209	11%
Group products	590	1,858	2,448	532	2,236	2,768	-12%
Total premiums and deposits	$ 6,023	$ 7,790	$ 13,813	$ 5,547	$ 8,682	$ 14,229	-3%
Fee and other income	214	724	938	188	741	929	1%
Paid or credited to policyholders	4,141	1,771	5,912	3,823	2,003	5,826	1%
Net income attributable to:							
Preferred shareholders	15	1	16	15	1	16	0%
Common shareholders	211	245	456	155	47	202	126%
2001 adjustments (2)							
Goodwill amortization	-	-	-	30	2	32	
Alta	-	-	-	-	164	164	
Adjusted net income common shareholders (2)	211	245	456	185	213	398	15%
Return on common shareholders' equity (12 months):							
Net income			20.1%			15.2%	
Adjusted net income (2)			22.5%			20.9%	
Per Common Share							
Basic earnings			$ 1.236			$ 0.543	128%
2001 adjustments (2)							
Goodwill amortization			-			0.086	
Alta			-			0.440	
Adjusted basic earnings (2)			1.236			1.069	16%
Dividends paid			0.450			0.370	22%
Book value			10.80			9.92	9%
At June 30							
Total assets	$ 34,494	$ 23,529	$ 58,023	$ 33,542	$ 22,911	$ 56,453	3%
Segregated funds assets (1)	19,153	17,814	36,967	18,464	18,473	36,937	0%
Total assets under administration	$ 53,647	$ 41,343	$ 94,990	$ 52,006	$ 41,384	$ 93,390	2%
Capital stock and surplus			$ 4,510			$ 4,214	7%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) a charge of $32 million after-tax or $0.086 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements).
(ii) A charge of $164 million after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) for the six months ended June 30, 2002 compared with the same period in 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESSES

In Canada, through Great-West and its major subsidiary, London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets through its subsidiary, London Reinsurance Group Inc.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

GREAT-WEST
LIFECO INC.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders		Adjusted (1) Net Income - Common Shareholders	
			Total	Basic Per Share	Total	Basic Per Share
2002	**Second quarter**	**$ 3,648**	**$ 234**	**$ 0.634**	N/A	N/A
	First quarter	4,313	222	0.602	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489
2000	Fourth quarter	$ 4,242	$ 174	$ 0.468	$ 190	$ 0.512
	Third quarter	3,705	164	0.440	180	0.484
	Second quarter	3,728	164	0.438	181	0.481
	First quarter	3,591	141	0.376	157	0.419

(1) *Adjusted Net Income for 2001 and 2000 is presented to enhance comparable results by excluding non-recurring items.* During these periods, the following items were included in net income:

- Amortization of Goodwill - effective January 1, 2002, goodwill is no longer amortized.
- Alta Health & Life Insurance Company - Special charges of $133 million plus related operating losses of $32 million for a total of $165 million or $0.444 per share.
- Events of September 11, 2001 - A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ -	-	$ 19	$ 0.052
	Third quarter	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	-	-	180	0.483
	First quarter	16	0.043	-	-	-	-	16	0.043
2000	Fourth quarter	$ 16	$ 0.044	-	-	-	-	$ 16	$ 0.044
	Third quarter	16	0.044	-	-	-	-	16	0.044
	Second quarter	17	0.043	-	-	-	-	17	0.043
	First quarter	16	0.043	-	-	-	-	16	0.043

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations
June 30, 2002	$1.5190	$1.5740
March 31, 2002	$1.5935	$1.5945
December 31, 2001	$1.5930	$1.5490
September 30, 2001	$1.5790	$1.5380
June 30, 2001	$1.5180	$1.5340
March 31, 2001	$1.5774	$1.5280

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended June 30, 2002, the effective rate was $1.5301 ($1.4858 at December 31, 2001 and $1.4872 at June 30, 2001).

GREAT-WEST
LIFECO INC.

SECOND QUARTER 2002 OVERVIEW
In second quarter, Lifeco posted strong results despite difficult market conditions. The Company recorded steady growth in earnings from both its Canadian and United States operations. The quality of the Company's assets remains high, and exposure to non-investment grade bonds, including those of Telecommunication, Media and Information Technologies (TMT) industries, is minimal. Lifeco continued to maintain superior credit ratings from the major rating agencies.

Management believes the Company continues to be solidly positioned for long-term earnings growth.

NET INCOME
Lifeco's net income attributable to common shareholders was $456 million or $1.236 per common share for the six months ended June 30, 2002, compared to $0.543 per common share reported a year ago.

This result represents an increase of 16% over 2001, after adjusting the first six months of 2001 for non-recurring charges relating to goodwill amortization and Alta Health and Life Insurance Company (Alta) to facilitate comparison between years.

For the second quarter, net income attributable to common shareholders was $234 million, compared to adjusted 2001 results of $216 million.

Source of Net Income – Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and Alta charges.

Canadian Segment – Great-West (Canada) six months net income attributable to common shareholders increased 16% to $220 million from $189 million at June 30, 2001. For the second quarter, Canadian net income was $113 million compared to $97 million at June 30, 2001, up 16%.

Including the Canadian portion of Lifeco Corporate results, Canadian Consolidated net earnings of Lifeco for the first six months of 2002 were $211 million compared to $185 million a year ago.

United States Segment – GWL&A's six months net income attributable to common shareholders increased 12% to US $161 million from US $144 million at June 30, 2001. For the second quarter, United States earnings were $82 million, essentially unchanged from a year ago after adjusting for charges relating to Alta Health and Life Insurance Company in 2001.

Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States Consolidated net earnings for the first six months of 2002 increased 15% to $245 million from $213 million a year ago.

A more complete discussion and analysis of results is presented in the Canadian and United States Segment sections of this report.

GREAT-WEST
LIFECO INC.

Net Income Common Shareholders

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Canadian Segment						
Great-West						
Total common shareholder earnings	**$ 113**	$ 82		**$ 220**	$ 159	
Portion of Lifeco Corporate earnings	**(5)**	(2)		**(9)**	(4)	
Total Canadian segment	**108**	80	35%	**211**	155	36%
Goodwill amortization adjustment	**-**	15		**-**	30	
Total adjusted Canadian segment	**108**	95	14%	**211**	185	14%
United States Segment						
GWL&A						
Total common shareholder earnings (US$)	**$ 83**	$ (26)		**$ 161**	$ 36	
Foreign exchange translation	**43**	(17)		**85**	13	
Portion of Lifeco Corporate earnings	**-**	(1)		**(1)**	(2)	
Total U.S. segment	**126**	(44)		**245**	47	
Goodwill amortization adjustment	**-**	1		**-**	2	
Alta adjustment	**-**	164		**-**	164	
Total adjusted U.S. segment	**126**	121	4%	**245**	213	15%
Total Lifeco (2001 adjusted basis)	**$ 234**	$ 216	8%	**$ 456**	$ 398	15%

For Great-West, both second quarter and six months ended June 30, 2002 earnings increased mainly due to an improvement in group insurance healthcare costs, favourable mortality, higher fee income, and overall expense management.

For GWL&A, both second quarter and six months ended June 30, 2002 earnings increased mainly due to improvement in Employee Benefits mortality and morbidity results, an increase in Financial Services interest margins and overall expense management.

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration increased 2% to $95.0 billion, compared to June 30, 2001. General funds assets increased 3% to $58.0 billion, while segregated funds assets were essentially unchanged at $37.0 billion. Compared to December 31, 2001, general funds assets and segregated funds assets were down 2% and 5%, respectively, reflecting US $ translation rates and the change in equity markets.

Asset Quality – General Fund Assets – At June 30, 2002, exposure to mortgage loans and real estate was 19% of invested assets, the same as at December 31, 2001.

The Company's exposure to non-investment grade bonds was 1.7% of the portfolio at June 30, 2002, down from 1.9% at December 31, 2001.

The Company's exposure to Telecommunication, Media and Information Technologies (TMT) bond and preferred stock holdings at June 30, 2002 was $1.3 billion, which represents 4% of the total bond and preferred share portfolio assets. Of that total, 60% are rated "A" or higher, 27% are rated "BBB", and 13% or $162 million ($119 million net of specific provisions held) are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $147 million or 0.3% of portfolio investments at June 30, 2002, compared with $187 million and 0.4% at December 31, 2001. The Company's allowance for credit losses at June 30, 2002 was $177 million, compared with $146 million at year-end 2001.

Total Liabilities – Policy liabilities at $46.5 billion represent 90% of total liabilities at June 30, 2002, relatively unchanged from a year ago and from the December 31, 2001 position.

Capital Stock and Surplus — During the six months ended June 30, 2002, the Company paid dividends of $0.45 per common share for a total of $166 million and preferred share dividends of $16 million.

The Company utilizes the normal course issuer bid program to acquire common shares issued under the Company's Stock Option Plan to mitigate the dilutive effect of stock options.

In November, 2001, the Company announced a further normal course issuer bid commencing December 1, 2001 and terminating November 30, 2002. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the six months ended June 30, 2002, through the normal course issuer bid process, 2,082,200 common shares were purchased for cancellation at a cost of $74 million or $35.48 per share.

These activities, coupled with the strong earnings from both Canadian and U.S. operations, resulted in capital and surplus increasing 7% from June 30, 2001 to $4.5 billion at June 30, 2002.

Financial Strength – The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has MCCSR and GWL&A has risk-based capital well in excess of that required by regulation.

The credit ratings of the Company and its principal subsidiaries remained unchanged during the six months ended June 30, 2002.

Cash Flows
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Cash flows relating to the following activities:				
Operations	**$ 914**	$ 180	**$ 511**	$ 159
Financing	**(125)**	(115)	**(252)**	(246)
Investment	**(551)**	(317)	**(175)**	(41)
Increase (decrease) in cash & certificates of deposit	**238**	(252)	**84**	(128)
Cash & certificates of deposit, beginning of period	**683**	864	**837**	740
Cash & certificates of deposit, end of period	**$ 921**	$ 612	**$ 921**	$ 612

The cash flows from operations of $914 million and $511 million for the three and six month periods less cash flow used for financing activities, including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investment.

The variance in cash flows for the second quarter is attributable in part to the timing of benefit payments on 401(k) withdrawals in U.S. operations. Variances in six months cash flows also reflect changes in timing of income tax payments between years and the incidence of reinsurance related transactions for Canadian operations.

Cash flow from invested activities in 2002 includes $72 million from the sale of London Guarantee Insurance Company in the first quarter.

Changes in Accounting Policies – As disclosed in note 2 to the Company's interim financial statements, three new standards were adopted as at January 1, 2002

- Business Combinations, Goodwill and Other Intangible Assets
- Foreign Currency Translation
- Stock-Based Compensation and Other Stock-Based Payments

Other than the elimination of goodwill charges from the Summary of Consolidated Operations and reclassifications on the Consolidated Balance Sheet, associated with the new Business Combinations, Goodwill and Other Intangible Assets standard as described in note 2, there is no material effect of these new policies on the financial statements for the six months ended June 30, 2002.

GREAT-WEST
LIFECO INC.

Operating Results

Canadian Segment

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Income:				
Premium income (1)	**$ 1,593**	$ 1,899	**$ 3,751**	$ 3,469
Net investment income	**509**	562	**1,074**	1,095
Fee and other income	**112**	93	**214**	188
Total income	**2,214**	2,554	**5,039**	4,752
Benefits and Expenses:				
Paid or credited to policyholders	**1,764**	2,055	**4,141**	3,823
Other	**277**	296	**557**	578
Net operating income before income taxes	**173**	203	**341**	351
Income taxes	**55**	77	**104**	126
Net income before minority and other interests	**118**	126	**237**	225
Minority and other interests	**2**	23	**11**	25
Net income before goodwill amortization	**116**	103	**226**	200
Amortization of goodwill	**-**	15	**-**	30
Net income	**$ 116**	$ 88	**$ 226**	$ 170
Summary of Net Income				
Preferred shareholder dividends	**$ 8**	$ 8	**$ 15**	$ 15
Net income - common shareholders	**108**	80	**211**	155
Net income	**$ 116**	$ 88	**$ 226**	$ 170
(1) excludes - segregated funds deposits	**$ 725**	$ 634	**$ 1,602**	$ 1,458
- self-funded premium equivalents (ASO)	**$ 344**	$ 318	**$ 670**	$ 620

Reference is made to note 9 of Lifeco's interim financial statements, Segmented Information.

GREAT-WEST
LIFECO INC.

NET INCOME

For the three months ended June 30, 2002, Canadian consolidated net earnings attributable to common shareholders was up 35% to $108 million, compared to $80 million a year ago, and an increase of 14% before 2001 goodwill amortization charges. In 2001, net income attributable to common shareholders included goodwill amortization charges of $15 million for the second quarter.

For the six months ended June 30, 2002, Canadian consolidated net earnings attributable to common shareholders was up 36% to $211 million, compared to $155 million a year ago, and an increase of 14% before 2001 goodwill amortization charges.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization.

Net Income Attributable to Common Shareholders

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Group Insurance	**$ 31**	$ 26	19%	**$ 57**	$ 49	16%
Individual Insurance & Investment Products	**51**	48	6%	**105**	86	22%
Reinsurance & Specialty General Insurance	**18**	21	-14%	**46**	39	18%
Corporate	**8**	-	-	**3**	11	-73%
	$ 108	$ 95	14%	**$ 211**	$ 185	14%

The positive earnings results for the three months ended June 30, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare costs, increased fee income, decreased expense levels, and favourable mortality experience.

In terms of major business units:

For the three months ended June 30, 2002

- Group Insurance – The increase in shareholder net income is attributable to improved healthcare and dentalcare results, offset somewhat by less than expected results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience, lower expenses, and higher fee income on higher segregated funds assets.
- Reinsurance & Specialty General Insurance – Net operating income was down from 2001, due in part to decreased reinsurance margins in the life product, offset somewhat by increased reinsurance margins in the annuity business.
- Corporate – The increase in net income is attributable in part to reduced income tax in the three month period.

For the six months ended June 30, 2002

- Group Insurance – The increase in shareholder net income is attributable to improved healthcare and dentalcare results, offset somewhat by less than expected results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience, lower expenses, and higher fee income on higher segregated funds assets.
- Reinsurance & Specialty General Insurance – Net operating income was up over 2001 levels as a result of the gain on the sale of London Guarantee Insurance Company, partially offset by decreased reinsurance margins.
- Corporate – The decrease in net income reflects a strengthening of credit loss provisions related to technology holdings.

GREAT-WEST
LIFECO INC.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended June 30	Premiums and Deposits			Sales (1)		
	2002	2001	% Change	**2002**	2001	% Change
Business/Product						
Group Insurance	**$ 891**	$ 820	9%	**$ 85**	$ 64	33%
Individual Insurance						
Life Insurance - participating	**356**	346	3%	**17**	13	31%
- non-participating	**69**	70	-1%	**11**	11	-
Living Benefits	**32**	29	10%	**6**	5	20%
Retirement & Investment Services						
Individual products	**421**	392	7%	**559**	562	-1%
Group products	**363**	319	14%	**217**	133	63%
Reinsurance & Specialty						
General Insurance	**530**	875	-39%	**530**	875	-39%
	$ 2,662	$ 2,851	-7%	**$ 1,425**	$ 1,663	-14%
Summary by Type						
Risk-based products	**$ 1,593**	$ 1,899	-16%			
ASO contracts	**344**	318	8%			
Segregated funds deposits:						
- Individual products	**395**	368	7%			
- Group products	**330**	266	24%			
Total premiums and deposits	**$ 2,662**	$ 2,851	-7%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the three months ended June 30, 2002, including reinsurance premiums, were down 7% from 2001 levels. Risk-based product premiums, other than reinsurance, were up 4% due in part to increased premiums in group health. Self-funded premium equivalents (ASO contracts) were up 8%, due primarily to increased large case sales. Segregated funds deposits were up 14%, essentially as a result of increases in investment only products. Reinsurance premiums were down 39%, in large part reflecting the nature and timing of the contracts written.

Total sales for the three months ended June 30, 2002 decreased 14% reflecting the incidence of large case sales in 2001 for Reinsurance & Specialty General Insurance. Excluding Reinsurance & Specialty General, sales of the other major lines increased 14% over 2001. Group insurance and group retirement and investment products increased significantly.

GREAT-WEST
LIFECO INC.

(in $ millions)

For the six months ended June 30	Premiums and Deposits			Sales (1)		
Business/Product	**2002**	2001	% Change	**2002**	2001	% Change
Group Insurance	**$ 1,747**	$ 1,610	9%	**$ 170**	$ 173	-2%
Individual Insurance						
Life Insurance - participating	**688**	667	3%	**31**	24	29%
- non-participating	**140**	140	-	**21**	19	11%
Living Benefits	**62**	58	7%	**11**	9	22%
Retirement & Investment Services						
Individual products	**1,066**	985	8%	**1,384**	1,263	10%
Group products	**665**	612	9%	**333**	275	21%
Reinsurance & Specialty						
General Insurance	**1,655**	1,475	12%	**1,655**	1,475	12%
	$ 6,023	$ 5,547	9%	**$ 3,605**	$ 3,238	11%

Summary by Type	**2002**	2001	% Change
Risk-based products	**$ 3,751**	$ 3,469	8%
ASO contracts	**670**	620	8%
Segregated funds deposits:			
- Individual products	**1,012**	926	9%
- Group products	**590**	532	11%
Total premiums and deposits	**$ 6,023**	$ 5,547	9%

(1) Excludes Quadrus distributed mutual funds sales.

For the six months ended June 30, 2002, total premiums and deposits, including reinsurance premiums were up 9% from 2001 levels. Risk-based product premiums, other than reinsurance, were up 5% due in part to increased premiums in group health. Self-funded premiums equivalents (ASO contracts) were up 8%, due primarily to increased large case sales. Segregated funds deposits were up 10% due to increased deposits to Individual Retirement & Investment Services products, and increases in investment only products. Reinsurance premiums were up 12%, in large part reflecting the nature and timing of the contracts written.

Total sales for the six months ended June 30, 2002 increased 11% from 2001 levels. Group insurance sales were 2% below 2001, reflecting the incidence of large case sales. Individual insurance sales were ahead of 2001, primarily in participating whole life and non-participating term insurance.

Net Investment Income

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Investment income earned	**$ 480**	$ 523	-8%	**$ 1,032**	$ 1,010	2%
Amortization of gains and losses	**40**	44		**86**	94	
Provision for credit losses	**(7)**	(1)		**(36)**	(1)	
Gross investment income	**513**	566	-9%	**1,082**	1,103	-2%
Less: investment expenses	**4**	4		**8**	8	
Net investment income	**$ 509**	$ 562	-9%	**$ 1,074**	$ 1,095	-2%

Net investment income for the three months ended June 30, 2002 decreased $53 million or 9% from the same period last year, due to a combination of downward trends in interest rates, declines in equity markets, and the Company's strengthening of its loan loss provisions.

For the six months ended June 30, 2002, net investment income decreased by $21 million or 2%, as the market conditions noted above were offset somewhat by a gain on the sale of one of the Company's subsidiaries.

Fee Income

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Segregated funds	**$ 85**	$ 72	18%	**$ 162**	$ 145	12%
ASO contracts	**18**	15	20%	**34**	30	13%
Other	**9**	6	50%	**18**	13	38%
	$ 112	$ 93	20%	**$ 214**	$ 188	14%

Fee income is derived from the management of segregated funds assets and the provision of Group health ASO business. For the three months ended June 30, 2002, the increase in fee income of 20% compared to the same period in 2001 includes increases in segregated fund related fee revenue due in part to an increase of 4% in segregated funds assets, ASO contract fee revenue of $3 million essentially due to increased volumes of business, and an increase in other fee income of $3 million reflecting the increase in Quadrus sales as well as an increase in management fees.

For the six months ended June 30, 2002, the increase in fee income of 14% compared to 2001 includes increases in segregated fund related fee revenue of $17 million, due in part to an increase of 4% in segregated funds assets. ASO contract fee revenue increased $4 million, essentially due to increased volumes of business. The increase in other fee income of $5 million reflects the increase in Quadrus sales, as well as an increase in management fees.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $1.8 billion was paid or credited to policyholders in the three months ended June 30, 2002, a decrease of 14% compared to the same period in 2001, which mainly reflects lower premiums offset by lower benefits for the three month period, related to reinsurance contracts.

For the six months ended June 30, 2002, $4.1 billion was paid or credited to policyholders, an increase of 8% compared to 2001, which is a normal relationship of the increases in policy liabilities and the increases in fixed premium income.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Total expenses	**$ 159**	$ 197	-19%	**$ 318**	$ 366	-13%
Less: investment expenses	**4**	4	-	**8**	8	-
Operating expenses	**155**	193	-20%	**310**	358	-13%
Commissions	**103**	94	10%	**210**	192	9%
Premium taxes	**19**	9	111%	**37**	28	32%
Total	**$ 277**	$ 296	-6%	**$ 557**	$ 578	-4%

Operating expenses for the three months ended June 30, 2002 are lower than the same period in 2001 by 20% or $38 million, commission payments are up slightly, and premium taxes in 2001 included a refund of $7 million from CompCorp. However, adjusting 2001 for non-recurring items, the major items of which include London Guarantee expenses at $9 million and provisions related to the Participating Policyholder settlement agreement of $20 million, second quarter expenses are $3 million or 2% lower than the same period in 2001.

For the six months ended June 30, 2002, operating expenses are lower than 2001 levels by 13% or $48 million, commission payments are up slightly, and premiums taxes in 2001 included a refund of $7 million from CompCorp. However, adjusting 2001 for non-recurring items, the major items of which include London Guarantee expenses at $15 million and provisions related to the Participating Policyholder settlement agreement of $20 million, year-to-date expenses are $4 million or 1% lower than the same period in 2001.

ASSETS

Assets Under Administration
(in $ millions)

	June 30 2002	December 31 2001
Invested assets	$ 27,893	$ 27,806
Other general fund assets	6,601	6,884
Total assets	34,494	34,690
Segregated funds assets	19,153	19,093
Total assets under administration	$ 53,647	$ 53,783

Total assets under administration at June 30, 2002 were $53.7 billion, essentially unchanged from December 31, 2001. General fund assets and segregated funds assets also remained consistent with December 31, 2001.

Invested Assets

Invested assets at June 30, 2002 were $27.9 billion, essentially unchanged from December 31, 2001.

Asset Distribution
(in $ millions)

	June 30, 2002		December 31, 2001	
Government bonds	$ 6,264	23 %	$ 6,124	22 %
Corporate bonds	10,010	36	10,144	36
Mortgages	7,302	26	7,392	27
Stocks	1,463	5	1,252	5
Real estate	1,059	4	1,072	4
Sub-total portfolio investments	26,098		25,984	
Cash & certificates of deposit	333	1	389	1
Policy loans	1,462	5	1,433	5
Total invested assets	$ 27,893	100 %	$ 27,806	100 %

Asset Quality – At June 30, 2002, exposure to mortgage loans and real estate was 30% of invested assets, a decrease of 1% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $329 million or 2.0% of the portfolio at June 30, 2002, up from $227 million or 1.4% of the portfolio at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $87 million or 0.33% of portfolio investments at June 30, 2002, compared with $49 million and 0.19% at December 31, 2001.

The Company's allowance for credit losses at June 30, 2002 for non-performing assets and non-investment grade bonds was $82 million compared with $46 million at year-end 2001. The Company has strengthened its loan loss provisions during the first six months to reflect rating downgrades in its bond portfolio, primarily in the Telecommunications, Media and Information Technologies (TMT) sectors. Total exposure to TMT for Canadian operations is $953 million, of which 71% are rated "A" or higher, 13% are rated "BBB" and 16% or $155 million ($112 million net of specific provisions held) are non-investment grade. Notwithstanding the exposure to these sectors, the Company maintains a high quality, well-diversified portfolio of investments. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $387 million at June 30, 2002 ($374 million at December 31, 2001).

GREAT-WEST
LIFECO INC.

Bond Portfolio Quality (excludes $908 million short-term investments, $485 million in 2001)
(in $ millions)

	June 30, 2002		December 31, 2001	
Estimated Rating				
AAA	**$ 5,305**	**34 %**	$ 5,575	35 %
AA	**2,558**	**17**	2,444	16
A	**5,218**	**34**	5,316	34
BBB	**1,956**	**13**	2,221	14
BB or lower	**329**	**2**	227	1
Total	**$ 15,366**	**100 %**	$ 15,783	100 %

The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 85% rated A or higher.

Non-Performing Loans
(in $ millions)

	June 30 2002	December 31 2001
Asset Class		
Bonds	**$ 76**	$ 39
Mortgages	**11**	10
Total	**$ 87**	$ 49

Other General Fund Assets
(in $ millions)

	June 30 2002	December 31 2001
Funds withheld by ceding insurers	**$ 4,122**	$ 4,477
Goodwill and intangible assets	**1,621**	1,538
Other assets	**858**	869
Total other general fund assets	**$ 6,601**	$ 6,884

Total other general fund assets at June 30, 2002 were $6.6 billion, down 4% from December 31, 2001.

Segregated Funds
During the six months ended June 30, 2002, segregated funds assets under management, which are measured at market values, increased by $60 million to $19.2 billion. The in-period change reflects a decline in market values offset by net deposits of $592 million.

(in $ millions)	June 30	December 31			
	2002	2001	2000	1999	1998
Stocks	**$ 11,348**	$ 11,414	$ 11,238	$ 9,025	$ 6,914
Bonds	**3,998**	4,065	4,249	4,024	3,837
Mortgages	**1,255**	1,150	1,070	1,128	960
Real estate	**1,890**	1,767	1,383	1,119	877
Cash and other	**662**	697	742	434	371
Total	**$ 19,153**	$ 19,093	$ 18,682	$ 15,730	$ 12,959
Internally-managed	**14,265**	14,480	14,382	12,397	10,754
Externally-managed	**4,888**	4,613	4,300	3,333	2,205
In-period growth	**0%**	2%	19%	21%	-

LIABILITIES

(in $ millions)

	June 30 2002	December 31 2001
Policy liabilities	$ 27,645	$ 27,920
Commercial paper and other loans	632	642
Other general fund liabilities	2,161	2,159
Total liabilities	$ 30,438	$ 30,721

Total liabilities at June 30, 2002 were $30.4 billion, down 1% from December 31, 2001.

Policy Liabilities – The decrease of $275 million relates primarily to reinsurance and is consistent with the change in reinsurance assets "Funds withheld by ceding insurers", above. It should be noted that segregated funds liabilities are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – are relatively unchanged from December 31, 2001 values.

Other General Fund Liabilities

(in $ millions)

	June 30 2002	December 31 2001
Current income taxes	$ 411	$ 380
Net deferred gains on portfolio investments sold	861	918
Other liabilities	889	861
Total other general fund liabilities	$ 2,161	$ 2,159

Total other general fund liabilities at June 30, 2002 were $2.2 billion, essentially unchanged from December 31, 2001.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At June 30, 2002, the Company held over $15 billion in highly marketable assets.

GREAT-WEST
LIFECO INC.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Income:				
Premium income (1)	**$ 696**	$ 762	**$ 1,446**	$ 1,598
Net investment income	**375**	378	**752**	749
Fee and other income	**363**	357	**724**	741
Total income	**1,434**	1,497	**2,922**	3,088
Benefits and Expenses:				
Paid or credited to policyholders	**846**	951	**1,771**	2,003
Other	**396**	410	**785**	808
Special charges	**-**	202	**-**	202
Net operating income before income taxes	**192**	(66)	**366**	75
Income taxes	**64**	(25)	**119**	22
Net income before minority and other interests	**128**	(41)	**247**	53
Minority and other interests	**1**	1	**1**	3
Net income before goodwill amortization	**127**	(42)	**246**	50
Amortization of goodwill	**-**	1	**-**	2
Net income	**$ 127**	$ (43)	**$ 246**	$ 48
Summary of Net Income				
Preferred shareholder dividends	**$ 1**	$ 1	**$ 1**	$ 1
Net income - common shareholders	**126**	(44)	**245**	47
Net income	**$ 127**	$ (43)	**$ 246**	$ 48
(1) excludes - segregated funds deposits	**$ 911**	$ 1,059	**$ 2,185**	$ 2,519
- self-funded premium equivalents (ASO)	**$ 2,009**	$ 2,197	**$ 4,159**	$ 4,565

(2) 2001 results include a non-recurring charge of $202 million pre-tax ($132 million after-tax) plus operating losses of $32 million after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the six months ended June 30, 2001 was a reduction of $164 million after-tax.

Reference is made to note 9 of Lifeco's interim financial statements, Segmented Information.

GREAT-WEST
LIFECO INC.

NET INCOME

For the three months ended June 30, 2002, United States consolidated net income attributable to common shareholders was $126 million compared to ($44) million a year ago, which included charges made up of: (i) goodwill amortization of $1 million, and (ii) a non-recurring charge of $132 million and 2001 operating losses of $32 million, both associated with Alta Health and Life Insurance Company (Alta). After adjusting 2001 for these charges to facilitate comparison, 2002 represents an increase of 4%.

For the six months ended June 30, 2002, United States consolidated net income attributable to common shareholders was $245 million, compared to $47 million for 2001. After adjusting 2001 for goodwill amortization and Alta charges, 2002 represents an increase of 15%.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization and Alta charges.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Employee Benefits	**$ 61**	$ 67	-9%	**$ 121**	$ 101	20%
Financial Services	**66**	58	14%	**127**	119	7%
Corporate	**(1)**	(4)	-75%	**(3)**	(7)	-57%
	$ 126	$ 121	4%	**$ 245**	$ 213	15%
(millions - US $)						
Employee Benefits	**$ 40**	$ 44	-9%	**$ 77**	$ 66	17%
Financial Services	**42**	38	11%	**81**	78	4%
Corporate	**(1)**	(3)	-67%	**(2)**	(5)	-60%
	$ 81	$ 79	3%	**$ 156**	$ 139	12%

Historically, the 401(k) business unit had been included with the Employee Benefits segment. In order to capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

GWL&A recorded $28 million ($18 million, net of tax) of restructuring costs in the first six months of 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During the first six months of 2002, 556 employees were terminated, of which 502 relate to the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta block of business in 2001. Releases of $29 million in 2001 and $13 million in the six months ended June 30, 2002 were made to offset the underwriting losses incurred on the under-priced block of business. Also during the first six months of 2002, this reserve was reduced by $30 million ($20 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at June 30, 2002 was zero.

In terms of major business units:

For the three months ended June 30, 2002

- Employee Benefits – Second quarter 2001 earnings were adjusted for the Alta operating losses as described above. Reference should be made to the six months comparative results to eliminate any in-quarter incidence attributable to the Alta adjustments.
- Financial Services – The increase in earnings for the second quarter of 2002, compared to a year ago, is primarily related to an increase in interest margins in the public/non-profit (P/NP) block of business.
- Corporate – relatively unchanged from the period June 30, 2001.

For the six months ended June 30, 2002

- Employee Benefits – The increase in earnings for the first six months of 2002, compared to a year ago, is primarily related to improved mortality and morbidity results, as well as effective expense management.
- Financial Services – The increase in earnings for the first six months of 2002, compared to a year ago, is primarily related to an increase in interest margins on guaranteed products.
- Corporate – relatively unchanged from the period June 30, 2001.

PREMIUMS AND DEPOSITS

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended June 30	**2002**	2001	% Change	**2002**	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	**$ 2,374**	$ 2,610	-9%	**$ 235**	$ 201	17%
Financial Services						
Savings	**421**	522	-19%	**88**	174	-49%
Insurance	**230**	211	9%	**102**	69	48%
401(k)	**591**	675	-12%	**300**	261	15%
	$ 3,616	$ 4,018	-10%	**$ 725**	$ 705	3%
Summary by Type						
Risk-based products	**$ 696**	$ 762	-9%			
ASO contracts	**2,009**	2,197	-9%			
Segregated funds deposits:						
- Individual products	**128**	146	-12%			
- Group products	**783**	913	-14%			
Total premiums and deposits	**$ 3,616**	$ 4,018	-10%			
Total premiums and deposits and sales US $	**$ 2,331**	$ 2,608	-11%	**$ 461**	$ 460	-

The 11% decrease in US $ premium income and deposits for the three months ended June 30, 2002 was comprised of a decrease in Employee Benefits of $167 million and a decrease in Financial Services premium income and deposits of $110 million. The decrease in the Employee Benefits segment is primarily due to lower membership levels associated with higher termination rates. There was a 3% decrease in total health care membership from 2,386,200 at March 31, 2002 to 2,321,400 at June 30, 2002. Much of the health care decline can be attributed to terminations resulting from aggressive pricing related to target margins. The Company anticipates that membership will stabilize at the current level as losses were reduced in the second quarter.

The decrease in the Financial Services segment is primarily due to lower Business-Owned Life Insurance (BOLI) premiums and lower 401(k) single premium deposits. The number of 401(k) participants decreased from 562,818 at June 30, 2001 to 517,057 at June 30, 2002. The number of P/NP participants increased to 1,694,822 from 1,606,039 at June 30, 2001.

The increase in sales for the three months ended June 30, 2002 was driven by an Employee Benefits segment increase of 17% partially offset by the Financial Services segment decrease of 3%.

(in $ millions)

For the six months ended June 30	Premiums and Deposits					Sales				
		2002		2001	% Change		2002		2001	% Change
Business/Product										
Employee Benefits										
Group life and health	$	4,942	$	5,410	-9%	$	787	$	665	18%
Financial Services										
Savings		1,185		1,258	-6%		478		565	-15%
Insurance		412		423	-3%		116		168	-31%
401(k)		1,251		1,591	-21%		530		736	-28%
	$	7,790	$	8,682	-10%	$	1,911	$	2,134	-10%
Summary by Type										
Risk-based products	$	1,446	$	1,598	-10%					
ASO contracts		4,159		4,565	-9%					
Segregated funds deposits:										
- Individual products		327		283	16%					
- Group products		1,858		2,236	-17%					
Total premiums and deposits	$	7,790	$	8,682	-10%					
Total premiums and deposits and sales US $	$	4,949	$	5,660	-13%	$	1,215	$	1,392	-13%

For the six months ended June 30, 2002, the 13% decrease in US $ premium income and deposits was comprised of a decrease in Employee Benefits of $388 million and a decrease in Financial Services premium income and deposits of $323 million. The decrease in the Employee Benefits segment is primarily due to lower membership levels associated with higher termination rates. There was a 19% decrease in total health care membership from 2,876,200 at June 30, 2001 to 2,321,400 at June 30, 2002. Much of the health care decline can be attributed to terminations resulting from aggressive pricing related to target margins. The decline in membership was also, in part, due to difficulties with the implementation of a systems enhancement, which was resolved by the end of 2001; a decrease in the employee base for existing group health care customers; and the general decline in the economy. The Company anticipates that membership will stabilize at the current level.

The decrease in the Financial Services segment is primarily due to lower BOLI premiums and lower 401(k) single premium deposits.

The decrease in sales for the six months ended June 30, 2002 is driven by the Financial Services segment for the above reasons.

Net Investment Income

(in $ millions)

	For the three months ended June 30					For the six months ended June 30				
		2002		2001	% Change		2002		2001	% Change
Investment income earned	$	366	$	377	-3%	$	735	$	745	-1%
Amortization of gains and losses		10		5			21		11	
Provision for credit losses		2		0			3		0	
Gross investment income	$	378	$	382	-1%	$	759	$	756	0%
Less: investment expenses		3		4			7		7	
Net investment income	$	375	$	378	-1%	$	752	$	749	0%

Net investment income for the three months ended June 30, 2002, representing the investment revenue from general funds assets (excludes segregated funds assets) decreased $3 million or 1% compared to the same period in 2001, reflecting the impact of the US $ translation rate which offset the general trend of lower interest rates on fixed income securities.

For the six months ended June 30, 2002, net investment income remained relatively unchanged at $752 million, compared to $749 million in 2001, reflecting the impact of the US $ translation rate which offset the general trend of lower interest rates on fixed income securities.

Fee Income

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Segregated funds	**$ 60**	$ 59	2%	**$ 123**	$ 131	-6%
ASO contracts	**273**	269	1%	**545**	559	-3%
Other	**30**	29	3%	**56**	51	10%
	$ 363	$ 357	2%	**$ 724**	$ 741	-2%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business.

For the three months ended June 30, 2002, fee income increased 2% compared to the same period in 2001.

For the six months ended June 30, 2002, fee income decreased 2% compared to 2001. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated funds fee change reflects the impact of the equity markets, particularly with respect to 401(k) business.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate $846 million was paid or credited to policyholders in the three months ended June 30, 2002 with respect to risk-based contracts. The decrease of 11% compared to the same period of 2001 relates to lower group life and health claims.

For the six months ended June 30, 2002, $1,771 million was paid or credited to policyholders with respect to risk-based contracts. The decrease of 12% compared to the same period of 2001 relates to lower group life and health claims.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Total expenses	**$ 294**	$ 331	-11%	**$ 613**	$ 649	-6%
Less: investment expenses	**3**	4	-25%	**7**	7	-
Operating expenses	**291**	327	-11%	**606**	642	-6%
Commissions	**91**	73	24%	**155**	145	7%
Premium taxes	**14**	10	40%	**24**	21	14%
Total	**$ 396**	$ 410	-3%	**$ 785**	$ 808	-3%

Operating expenses are the major component of this category and at $290 million for the three months ended June 30, 2002 decreased 11% from the same period in 2001. Commission payments are up 24% primarily due to costs associated with the acquisition of the remaining 50% of New England's group life and health business.

For the six months ended June 30, 2002, operating expenses decreased 6% from 2001 levels. Commission payments are up due to due to the New England acquisition. Premium taxes are up 14% reflecting an increase in other taxes.

ASSETS

Assets Under Administration

(in $ millions)

	June 30 2002	December 31 2001
Invested assets	$ 22,044	$ 22,845
Other general fund assets	1,485	1,624
Total assets	23,529	24,469
Segregated funds assets	17,814	19,774
Total assets under administration	$ 41,343	$ 44,243

Total assets under administration at June 30, 2002 were $41.3 billion, down 7% from December 31, 2001, primarily due to a 10% decrease in segregated funds assets reflecting U.S. equity markets, and US $ translation. Of the total, currency translation accounts for a decrease of $2.3 billion.

Invested Assets

Asset Distribution

(in $ millions)

	June 30, 2002		December 31, 2001	
Government bonds	$ 4,601	21 %	$ 5,012	22 %
Corporate bonds	11,044	50	11,301	50
Mortgages	793	4	977	4
Stocks and real estate	324	1	327	1
Sub-total portfolio investments	16,762		17,617	
Cash & certificates of deposit	588	3	448	2
Policy loans	4,694	21	4,780	21
Total invested assets	$ 22,044	100 %	$ 22,845	100 %

Invested assets at June 30, 2002 were $22.0 billion, compared to $22.8 billion at December 31, 2001.

Asset Quality – The Company's exposure to non-investment grade bonds was $306 million or 2% of the portfolio at June 30, 2002, down from $406 million at December 31, 2001.

Total exposure to the Telecommunication, Media and Information Technologies sectors for United States operations is $338 million, of which 32% are rated "A" or higher, 66% are rated "BBB" and 2% or $7 million are non-investment grade.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $60 million or 0.36% of portfolio investments at June 30, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at June 30, 2002 for non-investment grade bonds and non-performing assets was $95 million, compared to $100 million at year-end 2001, down due to US $ translation. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $46 million at June 30, 2002 ($49 million at December 31, 2001).

GREAT-WEST
LIFECO INC.

Bond Portfolio Quality (excludes $728 million short-term investments, $578 million in 2001)
(in $ millions)

	June 30, 2002		December 31, 2001	
Estimated Rating				
AAA	$ 8,820	59 %	$ 9,131	58 %
AA	1,349	9	1,415	9
A	2,072	14	2,203	14
BBB	2,370	16	2,580	16
BB or lower	306	2	406	3
Total	$ 14,917	100 %	$ 15,735	100 %

Non-Performing Loans
(in $ millions)

	June 30 2002	December 31 2001
Asset Class		
Bonds	$ 48	$ 113
Mortgages	9	8
Foreclosed real estate	3	17
Total	$ 60	$ 138

Other General Fund Assets
(in $ millions)

	June 30 2002	December 31 2001
Goodwill and intangible assets	$ 63	$ 66
Other assets	1,422	1,558
Total other general fund assets	$ 1,485	$ 1,624

Total other general fund assets at June 30, 2002 at $1.5 billion were down 9% from December 31, 2001.

Segregated Funds
The Company continues to offer a broad selection of mutual and segregated funds. During the six months ended June 30, 2002, such funds administered by the Company totaled $17.8 billion, measured at market values, compared with $19.8 billion at year-end 2001. Translation of US $ accounts for $1.3 billion of this decrease.

(in $ millions)	June 30	December 31			
	2002	2001	2000	1999	1998
Variable funds	$ 13,597	$ 16,103	$ 16,394	$ 16,771	$ 14,588
Stable asset accounts	4,217	3,671	2,083	1,227	847
Total	$ 17,814	$ 19,774	$ 18,477	$ 17,998	$ 15,435
In-period growth	-10%	7%	3%	17%	-

LIABILITIES

(in $ millions)

	June 30 2002	December 31 2001
Policy liabilities	$ 18,806	$ 19,679
Commercial paper and other loans	415	433
Other general fund liabilities	1,924	1,979
Total liabilities	$ 21,145	$ 22,091

Total liabilities at June 30, 2002 were $21.2 billion, a decrease of 4% from December 31, 2001. US $ translation accounts for $1.0 billion of the reduction.

Policy Liabilities – are down 4% from December 31, 2001 to $18.8 billion at June 30, 2002, in large part attributable to US $ translation rate changes. It should be noted that segregated funds liabilities are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – are down 4% to $415 million from December 31, 2001 values.

Other General Fund Liabilities

(in $ millions)

	June 30 2002	December 31 2001
Current income taxes	$ 134	$ 128
Repurchase agreements	479	400
Net deferred gains on portfolio investments sold	115	131
Other liabilities	1,196	1,320
Total other general fund liabilities	$ 1,924	$ 1,979

Total other general fund liabilities are down $55 million from December 31, 2001, reflecting a combination of reduced policyholder funds and general suspense balances.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At June 30, 2002, over $13.7 billion of assets could be classified as highly marketable/liquid.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Member of the Power Financial Corporation group of companies

ANNEX A – Item 24

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco reports second quarter results and dividend increase

Winnipeg, July 30, 2002 ... Great-West Lifeco Inc. has reported net income attributable to common shareholders of $456 million or $1.236 per common share for the six months ended June 30, 2002, compared to $0.543 per common share reported a year ago.

This result represents an increase of 16% over 2001, after adjusting the first six months of 2001 for non-recurring charges relating to goodwill amortization and Alta Health and Life Insurance Company (Alta) to facilitate comparison between years.

For the second quarter, net income attributable to common shareholders was $234 million, compared to adjusted 2001 results of $216 million.

Highlights – six months 2002

- Earnings per common share increased 16% over 2001 levels, reflecting solid increases in earnings from both its Canadian and United States operations.
- The overall quality of the Company's investment portfolio remains high, with exposure to non-investment grade bonds essentially unchanged, at 2% of the bond portfolio.
- Return on common shareholders' equity was 22.5% for the twelve months ended June 30, 2002, compared to 20.9% in 2001, using adjusted 2001 results.
- Quarterly dividends declared were increased by 10% or 2.25¢ to 24.75¢ per common share for September 30, 2002. Dividends paid on common shares for six months of 2002 were 22% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization and Alta charges.

.../2

03 APR -8 AM 7:21

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Great-West (Canada) six months net income attributable to common shareholders increased 16% to $220 million from $189 million at June 30, 2001. For the second quarter, (Canadian) net income was $113 million compared to $97 million at June 30, 2001, up 16%.

Including the Canadian portion of Lifeco Corporate results, Canadian Consolidated net earnings of Lifeco for the first six months of 2002 were $211 million compared to $185 million a year ago.

GWL&A's six months net income attributable to common shareholders increased 12% to US $161 million from US $144 million at June 30, 2001. For the second quarter, United States earnings were $82 million essentially unchanged from a year ago, after adjusting for charges relating to Alta Health and Life Insurance Company in 2001.

Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States Consolidated net earnings for the first six months of 2002 increased 15% to $245 million from $213 million a year ago.

THE GREAT-WEST LIFE ASSURANCE COMPANY

Developments

- Sales during the quarter were exceptionally strong in Group Insurance, Individual Insurance and Group Retirement lines, compared with the same period last year.
- For the first six months of the year, the Company's segregated and mutual fund business experienced positive net cash flow, reflecting the high persistency that is characteristic of the advisor-based distribution system.
- The recently released Brendan Wood International Benchmark study gave the Company's Group Retirement Services division top ratings for quality of service, client loyalty, and overall selection criteria.
- Great-West Life, in partnership with Investors Group and parent company Power Financial Corporation, contributed $5 million to the University of Manitoba to establish a Research Investment Fund. The fund will be used to build the University's capacity in current and emerging research strengths.

Results

"Great-West's performance this quarter is indicative of the strengths inherent in our business," says Raymond L. McFeetors, President & Chief Executive Officer, Great-West Life. "In particular, our advisor-based business is more resistant to investment market fluctuations, because of the value our advisors offer clients in planning for the long term. In addition, we have a well-diversified portfolio of investments, which we continue to manage prudently and pro-actively to maintain its high quality."

.../3

Total premiums and deposits for the six months ended June 30, 2002, including reinsurance premiums, were up 9% from 2001 levels. Risk-based premiums, other than reinsurance, were up 5%, self-funded premium equivalents (ASO contracts) up 8%, and segregated funds deposits up 10%. Reinsurance premiums were up 12%.

Fee income increased 14% in the six months ended June 30, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at June 30, 2002 were $53.7 billion, up 3% from a year ago and essentially the same as at December 31, 2001.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Developments

- To leverage the Great-West brand identity and lessen confusion among its customers, the Company integrated its Great-West Life & Annuity (GWL&A) and New England Financial Employee Benefits sales organizations. As a result, all new business that would have been written on New England Financial contracts is being written on GWL&A contracts, and GWL&A will be a preferred carrier for the more than 200 New England Financial, Metropolitan Life, and General American agencies around the United States.
- The Company renewed several key government pension contracts, including the County of Los Angeles, California; the Cities of Livonia, Michigan, Virginia Beach, Virginia, and Wichita, Kansas; and the Port of Oakland, California, and the Port of Seattle, Washington. It also was just awarded the County of Orange, California, and Gwinnett County, Georgia.
- The Company formed its latest life insurance bank partnership with TCF Bank – bringing to seven the number of major U.S. banks and financial institutions that partner with GWL&A to sell life insurance products to bank customers. Policies placed through the Company's bank markets business have exceeded year-to-date expectations.
- EducatorsMoney^{SM}, the Company's Internet retirement savings plan for educators, added three new school district partners: Illinois' second-largest district, located near Chicago; Howard County Public School System, located in Maryland; and the University of Texas, located in Austin.

Results

"The results for the quarter demonstrate once again that we are in solid businesses directed by focused managers producing superior results for shareholders," says William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity.

The decrease in US $ premium income and deposits for the six months ended June 30, 2002 of 13% was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical membership, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $41.3 billion at June 30, 2002, relatively unchanged from a year ago, and down $2.9 billion compared with December 31, 2001, essentially due to changes in foreign exchange translation rates.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2475 per share on the common shares of the Company payable September 30, 2002 to shareholders of record at the close of business September 16, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable September 30, 2002 to shareholders of record at the close of business September 16, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable October 31, 2002 to shareholders of record at the close of business October 17, 2002.

GREAT-WEST LIFECO

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, reinsurance and specialty general insurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $95 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../5

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Financial highlights and the June 30, 2002 interim unaudited consolidated financial statements are attached.

Great-West Lifeco's second quarter analyst teleconference will be held Wednesday, July 31, at 10:00 a.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at 1-800-387-6216 (passcode: Chantal) or 416-405-9328 in Toronto.

A replay of the call will be available from 3:00 p.m. July 31, until August 7, and can be accessed by calling 1-800-408-3053 (passcode: 1223280) or 416-695-5800 in Toronto.

- end -

For more information contact:

Valerie Mollison
Manager, Communication Services
(204) 946-7663
valerie.mollison@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Six Months Ended June 30							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 2,096	$ 1,446	$ 3,542	$ 1,994	$ 1,598	$ 3,592	-1%
Reinsurance & specialty general insurance	1,655	-	1,655	1,475	-	1,475	12%
Self-funded premium equivalents (ASO contracts) (1)	670	4,159	4,829	620	4,565	5,185	-7%
Segregated funds deposits: (1)							
Individual products	1,012	327	1,339	926	283	1,209	11%
Group products	590	1,858	2,448	532	2,236	2,768	-12%
Total premiums and deposits	$ 6,023	$ 7,790	$ 13,813	$ 5,547	$ 8,682	$ 14,229	-3%
Fee and other income	214	724	938	188	741	929	1%
Paid or credited to policyholders	4,141	1,771	5,912	3,823	2,003	5,826	1%
Net income attributable to:							
Preferred shareholders	15	1	16	15	1	16	0%
Common shareholders	211	245	456	155	47	202	126%
2001 adjustments (2)							
Goodwill amortization	-	-	-	30	2	32	
Alta	-	-	-	-	164	164	
Adjusted net income common shareholders (2)	211	245	456	185	213	398	15%
Return on common shareholders' equity *(12 months)*:							
Net income			20.1%			15.2%	
Adjusted net income (2)			22.5%			20.9%	
Per Common Share							
Basic earnings			$ 1.236			$ 0.543	128%
2001 adjustments (2)							
Goodwill amortization			-			0.086	
Alta			-			0.440	
Adjusted basic earnings (2)			1.236			1.069	16%
Dividends paid			0.450			0.370	22%
Book value			10.80			9.92	9%
At June 30							
Total assets	$ 34,494	$ 23,529	$ 58,023	$ 33,542	$ 22,911	$ 56,453	3%
Segregated funds assets (1)	19,153	17,814	36,967	18,464	18,473	36,937	0%
Total assets under administration	$ 53,647	$ 41,343	$ 94,990	$ 52,006	$ 41,384	$ 93,390	2%
Capital stock and surplus			$ 4,510			$ 4,214	7%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include:
(i) A charge of $32 after-tax or $0.086 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements);
(ii) A charge of $164 after-tax or $0.440 per common share related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.
Return on common shareholders' equity is also presented excluding 2001 adjustments.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	2002	2001
Income				
Premium income	$ 2,289	$ 2,661	$ 5,197	$ 5,067
Net investment income	884	940	1,826	1,844
Fee and other income	475	450	938	929
	3,648	4,051	7,961	7,840
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	2,610	3,006	5,912	5,826
Commissions	194	167	365	337
Operating expenses	446	520	916	1,000
Premium taxes	33	19	61	49
Special charges (note 10)	-	202	-	202
Net operating income before income taxes	365	137	707	426
Income taxes - current	115	119	176	179
- future	4	(67)	47	(31)
Net income before minority and other interests	246	85	484	278
Minority and other interests (note 4)	3	24	12	28
Net income before amortization of goodwill	243	61	472	250
Amortization of goodwill	-	16	-	32
Net income	$ 243	$ 45	$ 472	$ 218
Earnings per Common Share (note 6)				
Basic	$ 0.634	$ 0.097	$ 1.236	$ 0.543
Diluted	$ 0.630	$ 0.095	$ 1.219	$ 0.533

Summary of Net Income				
Preferred shareholder dividends	$ 9	$ 9	$ 16	$ 16
Net income - common shareholders	234	36	456	202
Net income	$ 243	$ 45	$ 472	$ 218
Average number of shares outstanding - basic			368,822,686	372,009,113
Average number of shares outstanding - diluted			373,963,643	378,769,182

United States operating results during the first six months of 2002 have been included at the average market rate of $1.5740 Canadian compared with $1.5340 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	June 30, 2002	December 31, 2001	June 30, 2001
Assets			
Bonds	**$ 31,919**	$ 32,581	$ 30,731
Mortgage loans	**8,095**	8,369	8,666
Stocks	**1,606**	1,379	1,426
Real estate	**1,240**	1,272	1,228
Loans to policyholders	**6,156**	6,213	5,814
Cash and certificates of deposit	**921**	837	612
Funds withheld by ceding insurers	**4,122**	4,477	3,804
Premiums in course of collection	**448**	410	484
Interest due and accrued	**507**	543	528
Future income taxes	**167**	317	288
Goodwill and intangible assets (note 3)	**1,684**	1,604	1,624
Other assets	**1,158**	1,157	1,248
Total assets	**$ 58,023**	$ 59,159	$ 56,453
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 42,935**	$ 43,909	$ 42,440
Provision for claims	**654**	753	695
Provision for policyholder dividends	**352**	355	336
Provision for experience rating refunds	**722**	834	597
Policyholder funds	**1,788**	1,748	1,792
	46,451	47,599	45,860
Commercial paper and other loans	**1,047**	1,075	1,002
Current income taxes	**545**	508	324
Other liabilities	**2,085**	2,181	1,699
Repurchase agreements	**479**	400	351
Net deferred gains on portfolio investments sold	**976**	1,049	1,070
	51,583	52,812	50,306
Minority and other interests (note 4)	**1,930**	1,950	1,933
Capital Stock and Surplus			
Capital stock (note 5)	**2,086**	2,083	2,087
Surplus	**2,176**	1,951	1,876
Provision for unrealized gain on translation of net investment in foreign operations	**248**	363	251
	4,510	4,397	4,214
Liabilities, capital stock and surplus	**$ 58,023**	$ 59,159	$ 56,453

United States assets and liabilities have been translated at the market rates of $1.5190 Canadian for June 30, 2002, $1.5930 Canadian for December 31, 2001 and $1.5180 Canadian for June 30, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the six months ended June 30	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**472**	218
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(65)**	(58)
Dividends to shareholders		
Preferred shareholders	**(16)**	(16)
Common shareholders	**(166)**	(137)
Balance, end of period	**$ 2,176**	$ 1,876

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Operations				
Net income	**$ 243**	$ 45	**$ 472**	$ 218
Adjustments for non-cash items:				
Change in policy liabilities	**(15)**	(37)	**(128)**	536
Change in funds withheld by ceding insurers	**140**	84	**355**	(249)
Change in current income taxes payable	**51**	42	**40**	(108)
Future income tax expense	**4**	(67)	**47**	(31)
Amortization of goodwill	**-**	16	**-**	32
Other	**491**	97	**(275)**	(239)
Cash flows from operations	**914**	180	**511**	159
Financing Activities				
Issue of common shares	**7**	2	**12**	8
Purchased and cancelled common shares	**(36)**	(34)	**(74)**	(66)
Issue (repayment) of commercial paper and other loans	**(4)**	(6)	**(8)**	(35)
Dividends paid	**(92)**	(77)	**(182)**	(153)
	(125)	(115)	**(252)**	(246)
Investment Activities				
Bond sales and maturities	**4,897**	5,358	**10,488**	10,087
Mortgage loan repayments	**436**	442	**867**	887
Stock sales	**71**	219	**131**	351
Real estate sales	**2**	-	**38**	-
Change in loans to policyholders	**(152)**	(148)	**(170)**	(182)
Change in repurchase agreements	**67**	13	**102**	355
Investment in subsidiaries	**-**	-	**72**	(15)
Investment in bonds	**(5,067)**	(5,587)	**(10,679)**	(10,180)
Investment in mortgage loans	**(438)**	(294)	**(609)**	(750)
Investment in stocks	**(356)**	(310)	**(396)**	(581)
Investment in real estate	**(11)**	(10)	**(19)**	(13)
	(551)	(317)	**(175)**	(41)
Increase in cash and certificates of deposit	**238**	(252)	**84**	(128)
Cash and certificates of deposit, beginning of period	**683**	864	**837**	740
Cash and certificates of deposit, end of period	**$ 921**	$ 612	**$ 921**	$ 612

Notes to Interim Consolidated Financial Statements *(unaudited)*

($ amounts in millions unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at June 30, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:
- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. During the second quarter, the Company reduced the amount reclassified during the first quarter between goodwill and future taxes by $43, reflecting revised tax inclusion rate estimates. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the six months ended June 30, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Net income:				
Reported net income	**$ 243**	$ 45	**$ 472**	$ 218
Add back: amortization of goodwill, net of tax	**-**	16	**-**	32
Net income adjusted for amortization of goodwill	**$ 243**	$ 61	**$ 472**	$ 250
Basic earnings per common share:				
Reported earnings per common share	**$ 0.634**	$ 0.097	**$ 1.236**	$ 0.543
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.086
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.634**	$ 0.140	**$ 1.236**	$ 0.629
Diluted earnings per common share:				
Reported diluted earnings per common share	**$ 0.630**	$ 0.095	**$ 1.219**	$ 0.533
Add back: amortization of goodwill, net of tax	**-**	0.043	**-**	0.085
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.630**	$ 0.138	**$ 1.219**	$ 0.618

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

Net investment income includes pre-tax foreign exchange losses of $13 for the six months ended June 30, 2002 ($16 for the six months ended June 30, 2001) and $3 for the three months ended June 30, 2002 ($7 for the three months ended June 30, 2001).

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used, pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost.

During the second quarter, 26,000 options were granted. The weighted-average fair value of options granted was $12.22 per option. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the six months ended June 30, 2002: dividend yield 2.47%, expected volatility 16.50%, risk-free interest rate 5.467%, and expected life of 7 years.

The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation. In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for options granted under the Company's plan during the six months ended June 30, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the six months ended June 30, 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $.001.

(d) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the six months ended June 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Changes in foreign exchange rates	-	(3)	(3)
Balance, end of period	$ 1,092	$ 63	$ 1,155

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the six months ended June 30, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2002 and June 30, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a)	For the three months ended June 30,		For the six months ended June 30,	
	2002	2001	**2002**	2001
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 23**	$ 25	**$ 45**	$ 50
London Life	**127**	134	**257**	245
GWL&A	**51**	51	**102**	104
Policyholder dividends				
Great-West	**24**	21	**46**	42
London Life	**130**	122	**257**	242
GWL&A	**50**	50	**101**	101
Net income	**$ (3)**	$ 17	**$ -**	$ 14
Preferred shareholder dividends	**5**	6	**11**	11
Minority shareholder interest	**1**	1	**1**	3
Total	**$ 3**	$ 24	**$ 12**	$ 28

b) As at	June 30, 2002	December 31, 2001	June 30, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 331**	$ 332	$ 336
London Life	**914**	914	902
GWL&A	**225**	235	225
	1,470	1,481	1,463
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**1**	10	11
	$ 1,930	$ 1,950	$ 1,933

GREAT-WEST
LIFECO INC.

5. **Capital Stock**

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	June 30, 2002		June 30, 2001	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**4,000,000**	**$ 100,000**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**21,192,242**	**$ 529,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**369,459,808**	**$ 1,553,294**	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	**(2,082,200)**	**(8,770)**	(1,861,000)	(7,792)
Issued under Stock Option Plan	**1,027,451**	**11,553**	923,855	8,630
Balance, end of period	**368,405,059**	**$ 1,556,077**	371,467,580	$ 1,557,397
Total Capital Stock		**$ 2,085,883**		$ 2,087,203

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
a) Earnings				
Net income - common shareholders	**$ 234**	$ 36	**$ 456**	$ 202
b) Number of Common Shares at June 30			**2002**	2001
Average number of common shares outstanding			**369**	372
Add:				
-Potential exercise of outstanding stock options			**5**	7
Average number of common shares outstanding - diluted basis			**374**	379
Earnings per Common Share (a) divided by b))				
Basic	**$ 0.634**	$ 0.097	**$ 1.236**	$ 0.543
Diluted	**$ 0.630**	$ 0.095	**$ 1.219**	$ 0.533

7. Contingencies (changes since December 31, 2001 annual report)

The Ontario Court of Appeal determined that the appeal of the approval of the London Life settlement agreement relating to the proposed class actions should not proceed. The approval is now final.

8. Commitments (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

9. **Segmented Information**
Consolidated Operations
For the three months ended June 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 547	$ 156	$ 530	$ 5	$ 1,238	$ 355	$ 1,593
Net investment income	51	114	99	27	291	218	509
Fee and other income	17	89	1	5	112	-	112
Total income	615	359	630	37	1,641	573	2,214
Benefits and Expenses:							
Paid or credited to policyholders	461	182	605	7	1,255	509	1,764
Other	105	93	6	7	211	66	277
Net operating income before income taxes	49	84	19	23	175	(2)	173
Income taxes	18	33	-	2	53	2	55
Net income before minority and other interests	31	51	19	21	122	(4)	118
Minority and other interests	-	-	1	5	6	(4)	2
Net income before goodwill amortization	31	51	18	16	116	-	116
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 31	$ 51	$ 18	$ 16	$ 116	$ -	$ 116
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	31	51	18	8	108	-	108
Net income	$ 31	$ 51	$ 18	$ 16	$ 116	$ -	$ 116

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 365	$ 218	$ -	$ 583	$ 113	$ 696	$ 2,289
Net investment income	26	207	1	234	141	375	884
Fee and other income	273	90	-	363	-	363	475
Total income	664	515	1	1,180	254	1,434	3,648
Benefits and Expenses:							
Paid or credited to policyholders	273	328	(1)	600	246	846	2,610
Other	295	87	7	389	7	396	673
Net operating income before income taxes	96	100	(5)	191	1	192	365
Income taxes	35	34	(5)	64	-	64	119
Net income before minority and other interests	61	66	-	127	1	128	246
Minority and other interests	-	-	-	-	1	1	3
Net income before goodwill amortization	61	66	-	127	-	127	243
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 61	$ 66	$ -	$ 127	$ -	$ 127	$ 243

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 9
Net income - common shareholders	61	66	(1)	126	-	126	234
Net income	$ 61	$ 66	$ -	$ 127	$ -	$ 127	$ 243

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 502	$ 173	$ 875	$ 4	$ 1,554	$ 345	$ 1,899
Net investment income	52	130	107	28	317	245	562
Fee and other income	15	73	1	4	93	-	93
Total income	569	376	983	36	1,964	590	2,554
Benefits and Expenses:							
Paid or credited to policyholders	429	209	940	7	1,585	470	2,055
Other	96	91	20	4	211	85	296
Net operating income before income taxes	44	76	23	25	168	35	203
Income taxes	18	28	1	11	58	19	77
Net income before minority and other interests	26	48	22	14	110	16	126
Minority and other interests	-	-	1	6	7	16	23
Net income before goodwill amortization	26	48	21	8	103	-	103
Amortization of goodwill	5	7	3	-	15	-	15
Net income	$ 21	$ 41	$ 18	$ 8	$ 88	$ -	$ 88

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	21	41	18	-	80	-	80
Net income	$ 21	$ 41	$ 18	$ 8	$ 88	$ -	$ 88

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 412	$ 224	$ -	$ 636	$ 126	$ 762	$ 2,661
Net investment income	24	221	(1)	244	134	378	940
Fee and other income	269	88	-	357	-	357	450
Total income	705	533	(1)	1,237	260	1,497	4,051
Benefits and Expenses:							
Paid or credited to policyholders	343	358	-	701	250	951	3,006
Other	311	91	2	404	6	410	706
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(151)	84	(3)	(70)	4	(66)	137
Income taxes	(54)	26	-	(28)	3	(25)	52
Net income before minority and other interests	(97)	58	(3)	(42)	1	(41)	85
Minority and other interests	-	-	-	-	1	1	24
Net income before goodwill amortization	(97)	58	(3)	(42)	-	(42)	61
Amortization of goodwill	1	-	-	1	-	1	16
Net income	$ (98)	$ 58	$ (3)	$ (43)	$ -	$ (43)	$ 45

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 9
Net income - common shareholders	(98)	58	(4)	(44)	-	(44)	36
Net income	$ (98)	$ 58	$ (3)	$ (43)	$ -	$ (43)	$ 45

* see note 10

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 1,077	$ 323	$ 1,655	$ 8	$ 3,063	$ 688	$ 3,751
Net investment income	102	233	254	37	626	448	1,074
Fee and other income	34	170	1	9	214	-	214
Total income	1,213	726	1,910	54	3,903	1,136	5,039
Benefits and Expenses:							
Paid or credited to policyholders	911	367	1,847	18	3,143	998	4,141
Other	211	193	13	12	429	128	557
Net operating income before income taxes	91	166	50	24	331	10	341
Income taxes	34	61	3	(5)	93	11	104
Net income before minority and other interests	57	105	47	29	238	(1)	237
Minority and other interests	-	-	1	11	12	(1)	11
Net income before goodwill amortization	57	105	46	18	226	-	226
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 57	$ 105	$ 46	$ 18	$ 226	$ -	$ 226
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	57	105	46	3	211	-	211
Net income	$ 57	$ 105	$ 46	$ 18	$ 226	$ -	$ 226

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 783	$ 461	$ -	$ 1,244	$ 202	$ 1,446	$ 5,197
Net investment income	54	422	(3)	473	279	752	1,826
Fee and other income	545	179	-	724	-	724	938
Total income	1,382	1,062	(3)	2,441	481	2,922	7,961
Benefits and Expenses:							
Paid or credited to policyholders	609	699	(2)	1,306	465	1,771	5,912
Other	585	175	13	773	12	785	1,342
Net operating income before income taxes	188	188	(14)	362	4	366	707
Income taxes	67	61	(12)	116	3	119	223
Net income before minority and other interests	121	127	(2)	246	1	247	484
Minority and other interests	-	-	-	-	1	1	12
Net income before goodwill amortization	121	127	(2)	246	-	246	472
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 121	$ 127	$ (2)	$ 246	$ -	$ 246	$ 472

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 16
Net income - common shareholders	121	127	(3)	245	-	245	456
Net income	$ 121	$ 127	$ (2)	$ 246	$ -	$ 246	$ 472

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 990	$ 329	$ 1,475	$ 8	$ 2,802	$ 667	$ 3,469
Net investment income	107	261	222	59	649	446	1,095
Fee and other income	30	149	1	8	188	-	188
Total income	1,127	739	1,698	75	3,639	1,113	4,752
Benefits and Expenses:							
Paid or credited to policyholders	853	415	1,614	14	2,896	927	3,823
Other	192	187	38	10	427	151	578
Net operating income before income taxes	82	137	46	51	316	35	351
Income taxes	33	51	4	14	102	24	126
Net income before minority and other interests	49	86	42	37	214	11	225
Minority and other interests	-	-	3	11	14	11	25
Net income before goodwill amortization	49	86	39	26	200	-	200
Amortization of goodwill	11	14	4	1	30	-	30
Net income	$ 38	$ 72	$ 35	$ 25	$ 170	$ -	$ 170

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	38	72	35	10	155	-	155
Net income	$ 38	$ 72	$ 35	$ 25	$ 170	$ -	$ 170

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 845	$ 534	$ -	$ 1,379	$ 219	$ 1,598	$ 5,067
Net investment income	51	434	(1)	484	265	749	1,844
Fee and other income	559	182	-	741	-	741	929
Total income	1,455	1,150	(1)	2,604	484	3,088	7,840
Benefits and Expenses:							
Paid or credited to policyholders	742	798	(1)	1,539	464	2,003	5,826
Other	612	182	3	797	11	808	1,386
Special charges	202	-	-	202	-	202	202
Net operating income before income taxes	(101)	170	(3)	66	9	75	426
Income taxes	(38)	51	3	16	6	22	148
Net income before minority and other interests	(63)	119	(6)	50	3	53	278
Minority and other interests	-	-	-	-	3	3	28
Net income before goodwill amortization	(63)	119	(6)	50	-	50	250
Amortization of goodwill	2	-	-	2	-	2	32
Net income	$ (65)	$ 119	$ (6)	$ 48	$ -	$ 48	$ 218

Summary of Net Income

	Employee Benefits *	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ 1	$ 1	$ -	$ 1	$ 16
Net income - common shareholders	(65)	119	(7)	47	-	47	202
Net income	$ (65)	$ 119	$ (6)	$ 48	$ -	$ 48	$ 218

* see note 10

10. Special Charges

2001 six month results include a non-recurring charge of $202 million pre-tax ($132 million after-tax) plus operating losses of $32 million after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, reported as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the six months ended June 30, 2001 was a reduction of $164 million after-tax or $0.440 per common share.

ANNEX A – Item 25



Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ANNUAL RETURN (SECTION 263) — **RAPPORT ANNUEL (ARTICLE 263)**

Filing for Year - Dépôt pour l'année
2001

Processing Type - Mode de traitement: E-Commerce

1. **Corporation Name and Registered Office Address**
Dénomination de la société et adresse du lieu du siège social

GREAT-WEST LIFECO INC.
100 OSBORNE STREET NORTH
WINNIPEG, MANITOBA, CANADA, R3C3A5

2. **Corporation No. - N° de la société**
007478-1

3. **Business No. - N° d'entreprise**
102185832RC0001

(and mailing address, if different) - (ainsi que l'adresse postale si elle diffère)
100 OSBORNE STREET NORTH WINNIPEG, MANITOBA, CANADA, R3C 3A5

4. **Taxation Year End**
Fin de l'année d'imposition
12/31

5. **Main Types of Business - Catégories principales d'activité commerciale**
FINANCE AND INSURANCE/FINANCE ET ASSURANCES; MANAGEMENT OF COMPANIES AND ENTERPRISES/GESTION DE SOCIÉTÉS ET D'ENTREPRISES

6. **Has there been a change of director(s)?**
Est-ce qu'il y a eu un changement d'administrateur(s)?
☐ Yes - Oui ☑ No - Non
If yes, has Form 6 been: - Si oui, la formule 6 a-t-elle été:
☐ Filed - Déposée

7. **Has there been a change of registered office?**
Est-ce qu'il y a eu un changement du siège social?
☐ Yes - Oui ☑ No - Non
If yes, has Form 3 been: - Si oui, la formule 3 a-t-elle été:
☐ Filed - Déposée

8. **Date of Last Annual Meeting:**
Date de la dernière assemblée annuelle:
2002-04-25

9. **Is the Corporation a distributing corporation or a reporting issuer?**
La société est-elle une société ayant fait appel au public ou un émetteur assujetti?
☑ Yes - Oui
☐ No - Non

10. **If, Yes, does the corporation have more than 50 shareholders?**
Si oui, la société a-t-elle 50 actionnaires ou plus?
☑ Yes - Oui
☐ No - Non

11. **Does the Corporation have in place a unanimous shareholder agreement referred to in subsection 146(1) of the Act that restricts the powers of the directors?**
La société dispose-t-elle d'une convention unanime des actionnaires visée au paragraphe 146(1) de la Loi qui restreint les pouvoirs des administrateurs?
☐ Yes - Oui
☑ No - Non

12. **Jurisdictions in which the corporation is carrying on business**
Provinces et territoires où la société exerce ses activités

Prov./Territory-Prov./Territoire	Address of the principal place of business or address for service Adresse principale de la société ou adresse aux fins de signification
MANITOBA	, MANITOBA, CANADA,

Date	Name - Nom	Signature	Capacity of - en qualité de
2002/06/06	LAURIE A. SPEERS		AUTHORIZED OFFICER

Canada

ANNEX A – Item 26

GREAT-WEST
LIFECO INC.

03 APR -8 AM 7:21

QUARTERLY REPORT

3 MONTHS RESULTS

January 1 to March 31, 2002

E1138-04/02

Quarterly Report to Shareholders

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Great-West Life and key design are trademarks of The Great-West Life Assurance Company.
London Life and Freedom 55 Financial are trademarks of London Life Assurance Company
OnePlan is a trademark of Great-West Life & Annuity Insurance Company.
Quadrus Investment Services is a trademark of Quadrus Investment Services Ltd.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to March 31, 2002

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2002 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. has reported net income attributable to common shareholders of $222 million or $0.602 per common share for the three months ended March 31, 2002, an increase of 35% compared to $0.446 per common share reported for first quarter 2001.

Under accounting standards effective January 1, 2002, goodwill is no longer amortized. After adjusting first quarter 2001 to reflect the new accounting standards, 2002 represents an increase of 23% over 2001.

Highlights – first quarter 2002

- Total premiums and deposits were up 2% from a year ago.
- Return on common shareholders' equity was 21.2% for the twelve months ended March 31, 2002, compared to 20.3% in 2001, excluding 2001 non-recurring items from both calculations.
- Quarterly dividends declared were $0.225 per common share for June 28, 2002. Dividends paid on common shares for three months of 2002 were 22% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization.

In Canada, Great-West's first quarter net income attributable to common shareholders increased 16% to $107 million from $92 million at March 31, 2001. Including the Canadian portion of Lifeco Corporate results, Canadian consolidated net earnings of Lifeco for the first quarter of 2002 were $103 million compared to $90 million a year ago.

In the U.S., GWL&A's first quarter net income attributable to common shareholders increased 27% to US $78 million from US $62 million at March 31, 2001. Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States consolidated net earnings for the first quarter of 2002 were $119 million compared to $92 million a year ago.

GREAT-WEST
LIFECO INC.

The Great-West Life Assurance Company

Developments – Great-West

- The Company recorded double digit growth in sales of individual insurance products in the first quarter, with life insurance sales up 26% and living benefits sales up 25% over first quarter 2001.
- Sales of segregated funds rebounded, with individual segregated funds deposits up 11% over first quarter 2001. Segregated funds assets also showed strong growth, up 9%.
- Group insurance premiums and deposits increased 8% over first quarter 2001, supported by excellent persistency of 96%, an indication of client satisfaction.
- London Life Insurance Company - a subsidiary of Great-West Lifeco Inc., closed the sale of its subsidiary, London Guarantee Insurance Company, to The St. Paul Companies of Saint Paul, Minnesota, in March. The Company had identified London Guarantee as a non-strategic business unit.

Results

"Great-West and London Life have recorded an exceptional start to the year, with excellent performance across all our lines of business," says Raymond L. McFeetors, President and Chief Executive Officer. "Whether you look at sales, premium income, expense management or earnings, this has been one of our best quarters since the integration of Great-West and London Life."

Great-West's net income for the three months ended March 31, 2002 included a gain of $31 million realized on the sale of London Life's interests in London Guarantee Insurance Company, essentially offset by an increase in credit loss provisions related to technology holdings, and a strengthening of corporate and actuarial reserves.

Total premiums and deposits for the three months ended March 31, 2002, including reinsurance premiums, were up 25% from 2001 levels. Risk-based premiums, other than reinsurance, were up 6%, self-funded premium equivalents (ASO contracts) were up 8%, and segregated funds deposits were up 6%. Reinsurance premiums were up 88%, in large part reflecting the nature of the contracts written.

Fee income increased 7% in the three months ended March 31, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at March 31, 2002 were $54.3 billion, up 5% from a year ago.

GREAT-WEST
LIFECO INC.

Great-West Life & Annuity Insurance Company

Developments – GWL&A

- Late in 2001, the Company initiated a partnership with Citibank to distribute term insurance to the bank's retail customers. This initiative has exceeded expectations, routinely generating more than 100 term insurance customers per day from the licensed banker channel. The Company is considering expanding the program to additional retail customer channels.
- The State of Vermont selected BenefitsCorp as recordkeeper for its $140 million 457 plan. The 5,000 participant plan brings to 14 the number of states receiving defined contribution pension plan services from GWL&A.
- EducatorsMoney™ was awarded contracts to provide 457 defined contribution services to two school districts in Texas and California.

Results

"Our financial results in the first quarter reflect our continuing commitment to bottom line performance," said William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity (GWL&A). "In our health business, our results are quite satisfactory, despite a reduction in membership which has been more than compensated by expense reductions and improved pricing."

"Our Financial Services business continues to perform very well. We are particularly pleased with the potential of our bank marketing channel."

GWL&A's net income for the three months ended March 31, 2002 of US $78 million represents an increase of US $16 million over 2001. First quarter 2001 was negatively impacted by the operations of Alta Health and Life Insurance Company.

The decrease in US $ premium income and deposits for the three months ended March 31, 2002 was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical memberships, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $44.1 billion at March 31, 2002, up 6% from a year ago.

GREAT-WEST
LIFECO INC.

Quarterly Dividends

At its meeting today, the Board of Directors approved a quarterly dividend of $0.225 per share on the common shares of the Company payable June 28, 2002 to shareholders of record at the close of business June 14, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable June 30, 2002 to shareholders of record at the close of business June 14, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2002 to shareholders of record at the close of business July 17, 2002.





William T. McCallum
Co-President and Chief Executive Officer

Raymond L. McFeetors
Co-President and Chief Executive Officer

April 25, 2002

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Three Months Ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,033	$ 750	$ 1,783	$ 970	$ 836	$ 1,806	-1%
Reinsurance and property and casualty	1,125	-	1,125	600	-	600	88%
Self-funded premium equivalents (ASO contracts) (1)	326	2,150	2,476	302	2,368	2,670	-7%
Segregated funds deposits: (1)							
Individual products	617	199	816	558	137	695	17%
Group products	260	1,075	1,335	266	1,323	1,589	-16%
Total premiums and deposits	$ 3,361	$ 4,174	$ 7,535	$ 2,696	$ 4,664	$ 7,360	2%
Fee and other income	102	361	463	95	384	479	-3%
Paid or credited to policyholders	2,377	925	3,302	1,768	1,052	2,820	17%
Net income attributable to:							
Preferred shareholders	7	-	7	7	-	7	-%
Common shareholders	103	119	222	75	91	166	34%
Goodwill amortization adjustment (2)	-	-	-	15	1	16	
Adjusted net income common shareholders (2)	103	119	222	90	92	182	22%
Return on common shareholders' equity *(12 months)*:							
Net income			14.6%			18.7%	
Adjusted net income (2)			21.2%			20.3%	
Per Common Share							
Basic earnings			$ 0.602			$ 0.446	35%
Goodwill amortization adjustment (2)			-			0.043	
Adjusted basic earnings (2)			0.602			0.489	23%
Dividends paid			0.225			0.185	22%
Book value			10.77			10.31	4%
At March 31							
Total assets	$ 34,613	$ 23,948	$ 58,561	$ 33,737	$ 23,722	$ 57,459	2%
Segregated funds assets (1)	19,708	20,152	39,860	18,083	17,976	36,059	11%
Total assets under administration	$ 54,321	$ 44,100	$ 98,421	$ 51,820	$ 41,698	$ 93,518	5%
Capital stock and surplus			$ 4,502			$ 4,364	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is also presented. 2001 results include a charge of $16 after-tax or $.043 per common share related to the amortization of goodwill. On January 1, 2002 the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 *Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements)*. Return on common shareholders' equity is also presented excluding 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended March 31	
	2002	2001
Income		
Premium income	$ 2,908	$ 2,406
Net investment income	942	904
Fee and other income	463	479
	4,313	3,789
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,302	2,820
Commissions	171	170
Operating expenses	470	480
Premium taxes	28	30
Net operating income before income taxes	342	289
Income taxes - current	61	60
- future	43	36
Net income before minority and other interests	238	193
Minority and other interests (note 4)	9	4
Net income before amortization of goodwill	229	189
Amortization of goodwill	-	16
Net income	$ 229	$ 173
Earnings per Common Share (note 6)		
Basic	$ 0.602	$ 0.446
Diluted	$ 0.589	$ 0.438

	2002	2001
Summary of Net Income		
Preferred shareholder dividends	$ 7	$ 7
Net income - common shareholders	222	166
Net income	$ 229	$ 173
Average number of shares outstanding - basic	369,079,660	372,128,051
Average number of shares outstanding - diluted	390,264,668	379,202,781

United States operating results during the first three months of 2002 have been included at the average market rate of $1.5945 Canadian compared with $1.5280 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	March 31, 2002	December 31, 2001	March 31, 2001
Assets			
Bonds	**$ 32,533**	$ 32,581	$ 31,064
Mortgage loans	**8,110**	8,369	8,861
Stocks	**1,327**	1,379	1,294
Real estate	**1,241**	1,272	1,224
Loans to policyholders	**6,232**	6,213	5,835
Cash and certificates of deposit	**683**	837	864
Funds withheld by ceding insurers	**4,262**	4,477	3,888
Premiums in course of collection	**546**	410	581
Interest due and accrued	**592**	543	624
Future income taxes	**141**	317	250
Goodwill and intangible assets (note 3)	**1,730**	1,604	1,676
Other assets	**1,164**	1,157	1,298
Total assets	**$ 58,561**	$ 59,159	$ 57,459
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 43,946**	$ 43,909	$ 43,307
Provision for claims	**621**	753	717
Provision for policyholder dividends	**354**	355	338
Provision for experience rating refunds	**684**	834	465
Policyholder funds	**1,792**	1,748	1,819
	47,397	47,599	46,646
Commercial paper and other loans	**1,071**	1,075	1,025
Current income taxes	**501**	508	283
Other liabilities	**1,695**	2,181	1,778
Repurchase agreements	**434**	400	353
Net deferred gains on portfolio investments sold	**1,016**	1,049	1,083
	52,114	52,812	51,168
Minority and other interests (note 4)	**1,945**	1,950	1,927
Capital Stock and Surplus			
Capital stock (note 5)	**2,083**	2,083	2,089
Surplus	**2,056**	1,951	1,937
Provision for unrealized gain on translation of net investment in foreign operations	**363**	363	338
	4,502	4,397	4,364
Liabilities, capital stock and surplus	**$ 58,561**	$ 59,159	$ 57,459

United States assets and liabilities have been translated at the market rates of $1.5935 Canadian for March 31, 2002, $1.5930 Canadian for December 31, 2001 and $1.5774 Canadian for March 31, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**229**	173
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(34)**	(29)
Dividends to shareholders		
Preferred shareholders	**(7)**	(7)
Common shareholders	**(83)**	(69)
Balance, end of period	**$ 2,056**	$ 1,937

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in millions of dollars)

	For the three months ended March 31	
	2002	2001
Operations		
Net income	**$ 229**	$ 173
Adjustments for non-cash items:		
Change in policy liabilities	**(113)**	573
Change in funds withheld by ceding insurers	**215**	(333)
Change in current income taxes payable	**(11)**	(150)
Future income tax expense	**43**	36
Amortization of goodwill	**-**	16
Other	**(764)**	(129)
Cash flows from operations	**(401)**	186
Financing Activities		
Issue of common shares	**5**	6
Purchased and cancelled common shares	**(38)**	(32)
Issue (repayment) of commercial paper and other loans	**(4)**	(29)
Dividends paid	**(90)**	(76)
	(127)	(131)
Investment Activities		
Bond sales and maturities	**5,591**	4,729
Mortgage loan repayments	**431**	445
Stock sales	**60**	132
Real estate sales	**36**	-
Change in loans to policyholders	**(19)**	(252)
Change in repurchase agreements	**34**	353
Investment in subsidiaries	**72**	(15)
Investment in bonds	**(5,612)**	(4,593)
Investment in mortgage loans	**(171)**	(456)
Investment in stocks	**(40)**	(271)
Investment in real estate	**(8)**	(3)
	374	69
Increase in cash and certificates of deposit	**(154)**	124
Cash and certificates of deposit, beginning of year	**837**	740
Cash and certificates of deposit, end of period	**$ 683**	$ 864

GREAT-WEST
LIFECO INC.

Notes to Interim Consolidated Financial Statements *(unaudited)*

(Amounts in millions of dollars unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at March 31, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:
- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- commenced the process of allocating goodwill to reporting units and began the related transitional impairment testing of allocated goodwill.

Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of change in accounting policy and charged to opening surplus. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the three months ended March 31, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended March 31	
	2002	2001
Net income:		
Reported net income	**$ 229**	$ 173
Add back: amortization of goodwill, net of tax	**-**	16
Net income adjusted for amortization of goodwill	**$ 229**	$ 189
Basic earnings per common share:		
Reported earnings per common share	**$ 0.602**	$ 0.446
Add back: amortization of goodwill, net of tax	**-**	0.043
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.602**	$ 0.489
Diluted earnings per common share:		
Reported earning per common share	**$ 0.589**	$ 0.438
Add back: amortization of goodwill, net of tax	**-**	0.042
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.589**	$ 0.480

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. In accordance with the requirements of the new standards, the Company has chosen not to apply the fair value based method of accounting and will disclose pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used. The section will be applied to awards granted on or after the date of adoption. No awards have been issued by the Company during the three months ended March 31, 2002.

(d) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the three months ended March 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	129	-	129
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,135	$ 66	$ 1,201

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the three months ended March 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

GREAT-WEST
LIFECO INC.

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2002 and March 31, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a) **For the three months ended March 31**	**2002**	2001
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 22**	$ 25
London Life	**130**	111
GWL&A	**51**	53
Policyholder dividends		
Great-West	**22**	21
London Life	**127**	120
GWL&A	**51**	51
Net income	**$ 3**	$ (3)
Preferred shareholder dividends	**6**	5
Minority shareholder interest	**-**	2
Total	**$ 9**	$ 4

b) **As at**	**March 31, 2002**	December 31, 2001	March 31, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 332**	$ 332	$ 332
London Life	**918**	914	891
GWL&A	**235**	235	233
	1,485	1,481	1,456
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**1**	10	12
	$ 1,945	$ 1,950	$ 1,927

5. **Capital Stock**

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2002		March 31, 2001	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**4,000,000**	**$ 100,000**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**21,192,242**	**$ 529,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**369,459,808**	**$ 1,553,294**	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	**(1,134,300)**	**(4,772)**	(901,300)	(3,770)
Issued under Stock Option Plan	**492,799**	**4,903**	634,007	6,030
Balance, end of period	**368,818,307**	**$ 1,553,425**	372,137,432	$ 1,558,819
Total Capital Stock		**$ 2,083,231**		$ 2,088,625

Stock Option Plan

At March 31, 2002, options to purchase up to an aggregate of 11,774,855 (12,963,814 at March 31, 2001) common shares at various prices from $8.48 to $35.40 were outstanding. The options outstanding have a weighted average exercise price of $20.35 and a weighted average remaining contractual life of 6 years at March 31, 2002.

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2002	2001
a) Earnings		
Net income - common shareholders	**$ 222**	$ 166
Add:		
-Dividends on convertible preferred shares (1)	**7**	-
Net income - common shareholders - diluted basis	**$ 229**	$ 166
b) Number of Common Shares		
Average number of common shares outstanding	**369**	372
Add:		
-Potential conversion of preferred shares to common shares (1)	**16**	-
-Potential exercise of outstanding stock options	**5**	7
Average number of common shares outstanding - diluted basis	**390**	379
Earnings per Common Share (a) divided by b))		
Basic	**$ 0.602**	$ 0.446
Diluted	**$ 0.589**	$ 0.438

(1) If dilutive

7. Commitments and Contingencies (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

8. **Segmented Information**
Consolidated Operations
For the three months ended March 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 530	$ 167	$ 1,125	$ 3	$ 1,825	$ 333	$ 2,158
Net investment income	51	119	155	10	335	230	565
Fee and other income	17	81	-	4	102	-	102
Total income	598	367	1,280	17	2,262	563	2,825
Benefits and Expenses:							
Paid or credited to policyholders	450	185	1,242	11	1,888	489	2,377
Other	106	100	7	5	218	62	280
Net operating income before income taxes	42	82	31	1	156	12	168
Income taxes	16	28	3	(7)	40	9	49
Net income before minority and other interests	26	54	28	8	116	3	119
Minority and other interests	-	-	-	6	6	3	9
Net income before goodwill amortization	26	54	28	2	110	-	110
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	26	54	28	(5)	103	-	103
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 418	$ 243	$ -	$ 661	$ 89	$ 750	$ 2,908
Net investment income	28	215	(4)	239	138	377	942
Fee and other income	272	89	-	361	-	361	463
Total income	718	547	(4)	1,261	227	1,488	4,313
Benefits and Expenses:							
Paid or credited to policyholders	336	371	(1)	706	219	925	3,302
Other	290	88	6	384	5	389	669
Net operating income before income taxes	92	88	(9)	171	3	174	342
Income taxes	32	27	(7)	52	3	55	104
Net income before minority and other interests	60	61	(2)	119	-	119	238
Minority and other interests	-	-	-	-	-	-	9
Net income before goodwill amortization	60	61	(2)	119	-	119	229
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 60	$ 61	$ (2)	$ 119	$ -	$ 119	$ 229
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	60	61	(2)	119	-	119	222
Net income	$ 60	$ 61	$ (2)	$ 119	$ -	$ 119	$ 229

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 488	$ 156	$ 600	$ 4	$ 1,248	$ 322	$ 1,570
Net investment income	55	131	115	31	332	201	533
Fee and other income	15	76	-	4	95	-	95
Total income	558	363	715	39	1,675	523	2,198
Benefits and Expenses:							
Paid or credited to policyholders	424	206	674	7	1,311	457	1,768
Other	96	96	18	6	216	66	282
Net operating income before income taxes	38	61	23	26	148	-	148
Income taxes	15	23	3	3	44	5	49
Net income before minority and other interests	23	38	20	23	104	(5)	99
Minority and other interests	-	-	2	5	7	(5)	2
Net income before goodwill amortization	23	38	18	18	97	-	97
Amortization of goodwill	6	7	1	1	15	-	15
Net income	$ 17	$ 31	$ 17	$ 17	$ 82	$ -	$ 82

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Policyholder Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	17	31	17	10	75	-	75
Net income	$ 17	$ 31	$ 17	$ 17	$ 82	$ -	$ 82

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 433	$ 310	$ -	$ 743	$ 93	$ 836	$ 2,406
Net investment income	27	213	-	240	131	371	904
Fee and other income	290	94	-	384	-	384	479
Total income	750	617	-	1,367	224	1,591	3,789
Benefits and Expenses:							
Paid or credited to policyholders	399	440	(1)	838	214	1,052	2,820
Other	301	91	1	393	5	398	680
Net operating income before income taxes	50	86	-	136	5	141	289
Income taxes	16	25	3	44	3	47	96
Net income before minority and other interests	34	61	(3)	92	2	94	193
Minority and other interests	-	-	-	-	2	2	4
Net income before goodwill amortization	34	61	(3)	92	-	92	189
Amortization of goodwill	1	-	-	1	-	1	16
Net income	$ 33	$ 61	$ (3)	$ 91	$ -	$ 91	$ 173

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	33	61	(3)	91	-	91	166
Net income	$ 33	$ 61	$ (3)	$ 91	$ -	$ 91	$ 173

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interim Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the three months ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,033	$ 750	$ 1,783	$ 970	$ 836	$ 1,806	-1%
Reinsurance and property and casualty	1,125	-	1,125	600	-	600	88%
Self-funded premium equivalents (ASO contracts) (1)	326	2,150	2,476	302	2,368	2,670	-7%
Segregated funds deposits: (1)							
Individual products	617	199	816	558	137	695	17%
Group products	260	1,075	1,335	266	1,323	1,589	-16%
Total premiums and deposits	$ 3,361	$ 4,174	$ 7,535	$ 2,696	$ 4,664	$ 7,360	2%
Fee and other income	102	361	463	95	384	479	-3%
Paid or credited to policyholders	2,377	925	3,302	1,768	1,052	2,820	17%
Net income attributable to:							
Preferred shareholders	7	-	7	7	-	7	-%
Common shareholders	103	119	222	75	91	166	34%
Goodwill amortization adjustment (2)	-	-	-	15	1	16	
Adjusted net income common shareholders (2)	103	119	222	90	92	182	22%
Return on common shareholders' equity (12 months):							
Net income			14.6%			18.7%	
Adjusted net income (2)			21.2%			20.3%	
Per Common Share							
Basic earnings			$ 0.602			$ 0.446	35%
Goodwill amortization adjustment (2)			-			0.043	
Adjusted basic earnings			0.602			0.489	23%
Dividends paid			0.225			0.185	22%
Book value			10.77			10.31	4%
At March 31							
Total assets	$ 34,613	$ 23,948	$ 58,561	$ 33,737	$ 23,722	$ 57,459	2%
Segregated funds assets (1)	19,708	20,152	39,860	18,083	17,976	36,059	11%
Total assets under administration	$ 54,321	$ 44,100	$ 98,421	$ 51,820	$ 41,698	$ 93,518	5%
Capital stock and surplus			$ 4,502			$ 4,364	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is presented for information. 2001 results include a charge of $16 million after-tax or $0.043 per common share related to the amortization of goodwill. On January 1, 2002, the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see note 2 of the Company's 2002 interim financial statements). Return on common shareholders' equity is also presented excluding 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) for the three months ended March 31, 2002 compared with the same period in 2001. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESSES

In Canada, through Great-West and its major subsidiary, London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers specialty reinsurance products in specific niche markets through its subsidiary, London Reinsurance Group Inc.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

GREAT-WEST
LIFECO INC.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders		Adjusted (1) Net Income - Common Shareholders	
			Total	Basic Per Share	Total	Basic Per Share
2002	**First quarter**	**$ 4,313**	**$ 222**	**$ 0.602**	**$ 222**	**$ 0.602**
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	213	0.576
	Second quarter	4,051	36	0.097	216	0.580
	First quarter	3,789	166	0.446	182	0.489
2000	Fourth quarter	$ 4,242	$ 174	$ 0.468	$ 190	$ 0.512
	Third quarter	3,705	164	0.440	180	0.484
	Second quarter	3,728	164	0.438	181	0.481
	First quarter	3,591	141	0.376	157	0.419

(1) Adjusted Net Income is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

- Amortization of Goodwill - effective January 1, 2002, goodwill is no longer amortized.
- Alta Health & Life Insurance Company - Special charges of $133 million plus related operating losses of $32 million for a total of $165 million or $0.444 per share.
- Events of September 11, 2001 - A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2002	First quarter	-	-	-	-	-	-	-	-
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ -	-	$ 19	$ 0.052
	Third quarter	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	-	-	180	0.483
	First quarter	16	0.043	-	-	-	-	16	0.043
2000	Fourth quarter	$ 16	$ 0.044	-	-	-	-	$ 16	$ 0.044
	Third quarter	16	0.044	-	-	-	-	16	0.044
	Second quarter	17	0.043	-	-	-	-	17	0.043
	First quarter	16	0.043	-	-	-	-	16	0.043

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations
March 31, 2002	$1.5935	$1.5945
December 31, 2001	$1.5930	$1.5490
March 31, 2001	$1.5774	$1.5280

The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended March 31, 2002, the effective rate was $1.5289 ($1.4858 at December 31, 2001 and $1.4812 at March 31, 2001).

GREAT-WEST
LIFECO INC.

NET INCOME

Lifeco's net income attributable to common shareholders was $222 million or $0.602 per common share for the three months ended March 31, 2002, an increase of 35% compared to $0.446 per common share reported for first quarter 2001.

Under accounting standards effective January 1, 2002, goodwill is no longer amortized. After adjusting first quarter 2001 to reflect the new accounting standards, 2002 represents an increase of 23% over 2001.

The return on common shareholders' equity was 21.2% for the twelve months ended March 31, 2002, compared to 20.3% in 2001, excluding 2001 non-recurring items from both calculations.

Source of Net Income – Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization.

Canadian Segment – Great-West's first quarter net income attributable to common shareholders increased 16% to $107 million from $92 million at March 31, 2001. Including the Canadian portion of Lifeco Corporate results, Canadian consolidated net earnings of Lifeco for the first quarter of 2002 were $103 million compared to $90 million a year ago.

United States Segment – GWL&A's first quarter net income attributable to common shareholders increased 27% to US $78 million from US $62 million at March 31, 2001. Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States consolidated net earnings for the first quarter of 2002 were $119 million compared to $92 million a year ago.

Net Income Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Canadian Segment			
Great-West			
Total common shareholder earnings	**$ 107**	$ 77	
Portion of Lifeco Corporate earnings	**(4)**	(2)	
Total Canadian segment	**103**	75	37%
Goodwill amortization adjustment	**-**	15	
Total adjusted Canadian segment	**103**	90	14%
United States Segment			
GWL&A			
Total common shareholder earnings (US$)	**$ 78**	$ 62	27%
Foreign exchange translation	**42**	30	
Portion of Lifeco Corporate earnings	**(1)**	(1)	
Total U.S. segment	**119**	91	31%
Goodwill amortization adjustment	**-**	1	
Total adjusted U.S. segment	**119**	92	29%
Total Lifeco	**$ 222**	$ 182	22%

For Great-West, earnings increased mainly due to an improvement in group insurance healthcare costs, favourable individual mortality and expense management.

For GWL&A, earnings increased mainly due to improvement in both group mortality and morbidity results.

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration increased 5% to $98.4 billion, compared to March 31, 2001. General funds assets increased 2% to $58.5 billion, while segregated funds assets increased 11% to $39.9 billion. Compared to December 31, 2001, general funds assets were down slightly and segregated funds assets increased $1 billion.

Asset Quality – General Fund Assets – At March 31, 2002, exposure to mortgage loans and real estate was 19% of invested assets, the same as at December 31, 2001.

The Company's exposure to non-investment grade bonds was 1.7% of the portfolio at March 31, 2002, down from 1.9% at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $160 million or 0.4% of portfolio investments at March 31, 2002, compared with $187 million and 0.4% at December 31, 2001. The Company's allowance for credit losses at March 31, 2002 was $171 million, compared with $146 million at year-end 2001.

Total Liabilities – Policy liabilities at $47.4 billion represent 91% of total liabilities at March 31, 2002, up 2% from a year ago, and relatively unchanged compared to December 31, 2001.

Capital Stock and Surplus — During the three months ended March 31, 2002, the Company paid dividends of $0.225 per common share for a total of $83 million and preferred share dividends of $7 million.

The Company utilizes the normal course issuer bid program to acquire common shares issued under the Company's Stock Option Plan to mitigate the dilutive effect of stock options.

In November, 2001, the Company announced a further normal course issuer bid commencing December 1, 2001 and terminating November 30, 2002. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the three months ended March 31, 2002, through the normal course issuer bid process, 1,134,300 common shares were purchased for cancellation at a cost of $38 million or $33.79 per share.

These activities, coupled with the strong earnings from both Canadian and U.S. operations, resulted in capital and surplus increasing 3% from March 31, 2001 to $4.5 billion at March 31, 2002.

Financial Strength – The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has MCCSR and GWL&A has risk-based capital well in excess of that required.

The credit ratings of the Company and its principal subsidiaries remained unchanged during the three month period ended March 31, 2002.

Cash Flows

(in $ millions)

	For the three months ended March 31	
	2002	2001
Cash flows relating to the following activities:		
Operations	**$ (401)**	$ 186
Financing	**(127)**	(131)
Investment	**374**	69
Increase (decrease) in cash & certificates of deposit	**(154)**	124
Cash & certificates of deposit, beginning of period	**837**	740
Cash & certificates of deposit, end of period	**$ 683**	$ 864

Cash flows related to operations for the first quarter of 2002 were $587 million lower than the same period in 2001, resulting essentially from reduced policyholder funds in U.S. Operations. Other than regular investment operations, investment cash flow was increased due to the sale of London Life's interests in London Guarantee Insurance Company on March 21, 2002, as well as a reduction in mortgage loans and stock investments. Financing cash flows include an $83 million common dividend payout during the quarter, compared to $69 million for the first quarter of 2001.

GREAT-WEST
LIFECO INC.

Operating Results

Canadian Segment

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2002	2001
Income:		
Premium income (1)	**$ 2,158**	$ 1,570
Net investment income	**565**	533
Fee and other income	**102**	95
Total income	**2,825**	2,198
Benefits and Expenses:		
Paid or credited to policyholders	**2,377**	1,768
Other	**280**	282
Net operating income before income taxes	**168**	148
Income taxes	**49**	49
Net income before minority and other interests	**119**	99
Minority and other interests	**9**	2
Net income before goodwill amortization	**110**	97
Amortization of goodwill	**-**	15
Net income	**$ 110**	$ 82
Summary of Net Income		
Preferred shareholder dividends	**$ 7**	$ 7
Net income - common shareholders	**103**	75
Net income	**$ 110**	$ 82
(1) excludes - segregated funds deposits	**$ 877**	$ 824
- self-funded premium equivalents (ASO)	**$ 326**	$ 302

Reference is made to note 8 of Lifeco's interim financial statements, Segmented Information.

GREAT-WEST
LIFECO INC.

NET INCOME

For the three months ended March 31, 2002, Canadian consolidated net earnings attributable to common shareholders was up 37% to $103 million, compared to $75 million a year ago, and an increase of 14% before 2001 goodwill amortization charges. In 2001, net income attributable to common shareholders included goodwill amortization charges of $15 million for the first quarter.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Group Insurance	**$ 26**	$ 23	13%
Individual Insurance & Investment Products	**54**	38	42%
Reinsurance & Specialty General Insurance	**28**	18	56%
Corporate	**(5)**	11	-
	$ 103	$ 90	14%

The positive earnings results for the three months ended March 31, 2002 compared to a year ago, were due to a combination of significant improvement in healthcare costs, increased fee income and favourable mortality experience.

In terms of reportable segments:

- Group insurance – The increase in shareholder net income is attributable to improved healthcare and dentalcare results, offset somewhat by less than expected results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience, lower expenses, and higher fee income on higher segregated funds assets.
- Reinsurance & Specialty General Insurance – Net operating income was up over 2001 levels as a result of the gain on the sale of London Guarantee Insurance Company, partially offset by strengthening of corporate and actuarial reserves.
- Corporate – The decrease in net income is mainly due to the strengthening of credit loss provisions related to technology holdings.

GREAT-WEST
LIFECO INC.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended March 31	Premiums and Deposits 2002	2001	% Change	Sales (1) 2002	2001	% Change
Business/Product						
Group Insurance	**$ 856**	$ 790	8%	**$ 85**	$ 109	-22%
Individual Insurance						
Life Insurance - participating	**332**	321	3%	**14**	11	27%
- non-participating	**71**	70	1%	**10**	8	25%
Living Benefits	**30**	29	3%	**5**	4	25%
Retirement & Investment Services						
Individual products	**645**	593	9%	**816**	701	16%
Group products	**302**	293	3%	**125**	142	-12%
Reinsurance & Specialty						
General Insurance	**1,125**	600	88%	**1,125**	600	88%
	$ 3,361	$ 2,696	25%	**$ 2,180**	$ 1,575	38%
Summary by Type						
Risk-based products	**$ 2,158**	$ 1,570	37%			
ASO contracts	**326**	302	8%			
Segregated funds deposits:						
- Individual products	**617**	558	11%			
- Group products	**260**	266	-2%			
Total premiums and deposits	**$ 3,361**	$ 2,696	25%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the three months ended March 31, 2002, including reinsurance premiums, were up 25% from 2001 levels. Risk-based premiums, other than reinsurance, were up 6%, self-funded premium equivalents (ASO contracts) were up 8%, and segregated funds deposits were up 6%. Reinsurance premiums were up 88%, in large part reflecting the nature of the contracts written.

Total sales for the three months ended March 31, 2002 reflect the incidence of large case sales in 2002 versus 2001 for group insurance products and group retirement and investment products. For individual retirement and investment products, the increased sales are consistent with industry experience during the first quarter.

Net Investment Income

(in $ millions)

	For the three months ended March 31 2002	2001	% Change
Gross investment income	**$ 569**	$ 537	6%
Less: investment expenses	**4**	4	-
Net investment income	**$ 565**	$ 533	6%

Net investment income for the three months ended March 31, 2002, representing the investment revenues from general funds assets (excludes segregated funds assets) increased $32 million or 6% due to a combination of improved equity market conditions and a gain on the sale of a subsidiary, offset somewhat by an increase in loan loss provisions.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Segregated funds	**$ 77**	$ 73	5%
ASO contracts	**16**	15	7%
Other	**9**	7	29%
	$ 102	$ 95	7%

Fee income is derived from the management of segregated funds assets and the provision of Group health ASO business. The increase in year-to-date fee income in 2002 of 7% compared to 2001, is due to increases in segregated fund related fee revenue of $4 million and ASO contract fee revenue of $1 million, and an increase in other fee income (including Quadrus) of $2 million.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $2.4 billion was paid or credited to policyholders in the three months ended March 31, 2002, an increase of 34% compared to 2001, which reflects the relationship of increases in policy liabilities and increases in fixed premium income.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Total expenses	**$ 159**	$ 169	-6%
Less: investment expenses	**4**	4	-
Operating expenses	**155**	165	-6%
Commissions	**107**	98	9%
Premium taxes	**18**	19	-5%
Total	**$ 280**	$ 282	-1%

Operating expenses for 2002 year-to-date are lower than 2001 levels by 6% or $10 million, commission payments are up slightly, and premium taxes are consistent with taxable premiums.

ASSETS

Assets Under Administration

(in $ millions)

	March 31 2002	December 31 2001
Invested assets	**$ 27,755**	$ 27,806
Other general fund assets	**6,858**	6,884
Total assets	**34,613**	34,690
Segregated funds assets	**19,708**	19,093
Total assets under administration	**$ 54,321**	$ 53,783

Total assets under administration at March 31, 2002 were $54.3 billion, an increase of 1% from December 31, 2001. General fund assets were essentially unchanged, while segregated funds assets increased 3%, reflecting market conditions for three months of 2002.

GREAT-WEST
LIFECO INC.

Invested Assets

Invested assets at March 31, 2002 were $27.8 billion, essentially unchanged from December 31, 2001.

Asset Distribution
(in $ millions)

	March 31, 2002		December 31, 2001	
Government bonds	$ 6,266	23 %	$ 6,124	22 %
Corporate bonds	10,202	37	10,144	36
Mortgages	7,183	26	7,392	27
Stocks	1,200	4	1,252	5
Real estate	1,054	4	1,072	4
Sub-total portfolio investments	25,905		25,984	
Cash & certificates of deposit	407	1	389	1
Policy loans	1,443	5	1,433	5
Total invested assets	$ 27,755	100 %	$ 27,806	100 %

Asset Quality – At March 31, 2002, exposure to mortgage loans and real estate was 30% of invested assets, a decrease of 1% from December 31, 2001.

The Company's exposure to non-investment grade bonds was $209 million or 1% of the portfolio at March 31, 2002, down from $227 million at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $45 million or 0.17% of portfolio investments at March 31, 2002, compared with $49 million and 0.19% at December 31, 2001.

The Company's allowance for credit losses at March 31, 2002 for non-investment grade bonds and non-performing assets was $71 million compared with $46 million at year-end 2001. The allowance for credit losses was increased this quarter to strengthen loan loss provisions in a market environment of rating downgrades.

Bond Portfolio Quality (excludes $824 million short-term investments, $485 million in 2001)
(in $ millions)

	March 31, 2002		December 31, 2001	
Estimated Rating				
AAA	$ 5,452	35 %	$ 5,575	35 %
AA	2,474	16	2,444	16
A	5,442	35	5,316	34
BBB	2,067	13	2,221	14
BB or lower	209	1	227	1
Total	$ 15,644	100 %	$ 15,783	100 %

The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 86% rated A or higher.

Non-Performing Loans
(in $ millions)

	March 31 2002	December 31 2001
Asset Class		
Bonds	$ 35	$ 39
Mortgages	10	10
Total	$ 45	$ 49

Other General Fund Assets

(in $ millions)

	March 31 2002	December 31 2001
Funds withheld by ceding insurers	**$ 4,262**	$ 4,477
Goodwill and intangible assets	**1,664**	1,538
Other assets	**932**	869
Total other general fund assets	**$ 6,858**	$ 6,884

Total other general fund assets at March 31, 2002 were $6.9 billion, essentially unchanged from December 31, 2001.

Segregated Funds

During the three months ended March 31, 2002, segregated funds assets under management, which are measured at market values, increased by $615 million or 3%, to $19.7 billion. The in-period change reflects improved market values and net deposits of $305 million.

(in $ millions)	March 31	December 31			
	2002	2001	2000	1999	1998
Stocks	**$ 11,879**	$ 11,414	$ 11,238	$ 9,025	$ 6,914
Bonds	**4,154**	4,065	4,249	4,024	3,837
Mortgages	**1,155**	1,150	1,070	1,128	960
Real estate	**1,872**	1,767	1,383	1,119	877
Cash and other	**648**	697	742	434	371
Total	**$ 19,708**	$ 19,093	$ 18,682	$ 15,730	$ 12,959
Internally-managed	**14,744**	14,480	14,382	12,397	10,754
Externally-managed	**4,964**	4,613	4,300	3,333	2,205
In-period growth	**3%**	2%	19%	21%	-

LIABILITIES

(in $ millions)

	March 31 2002	December 31 2001
Policy liabilities	**$ 27,752**	$ 27,920
Commercial paper and other loans	**635**	642
Other general fund liabilities	**2,214**	2,159
Total liabilities	**$ 30,601**	$ 30,721

Total liabilities at March 31, 2002 were $30.6 billion, essentially unchanged from December 31, 2001.

Policy Liabilities – The decrease of $168 million relates primarily to reinsurance and is consistent with the change in reinsurance assets "Funds withheld by ceding insurers", above. It should be noted that segregated funds liabilities are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – are relatively unchanged from December 31, 2001 values.

Other General Fund Liabilities
(in $ millions)

	March 31 2002	December 31 2001
Current income taxes	$ 401	$ 380
Net deferred gains on portfolio investments sold	887	918
Other liabilities	926	861
Total other general fund liabilities	$ 2,214	$ 2,159

Total other general fund liabilities at March 31, 2002 were $2.2 billion, an increase of 3% from December 31, 2001, made up of a number of modest changes including amortization of deferred gains.

Liquidity
The Company uses a number of techniques to manage liquidity in the general funds. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At March 31, 2002, over $15 billion of assets could be classified as highly marketable.

GREAT-WEST
LIFECO INC.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2002	2001
Income:		
Premium income (1)	$ 750	$ 836
Net investment income	377	371
Fee and other income	361	384
Total income	1,488	1,591
Benefits and Expenses:		
Paid or credited to policyholders	925	1,052
Other	389	398
Net operating income before income taxes	174	141
Income taxes	55	47
Net income before minority and other interests	119	94
Minority and other interests	-	2
Net income before goodwill amortization	119	92
Amortization of goodwill	-	1
Net income	$ 119	$ 91
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	119	91
Net income	$ 119	$ 91
(1) excludes - segregated funds deposits	$ 1,274	$ 1,460
- self-funded premium equivalents (ASO)	$ 2,150	$ 2,368

Reference is made to note 8 of Lifeco's interim financial statements, Segmented Information.

GREAT-WEST
LIFECO INC.

NET INCOME

For the three months ended March 31, 2002, United States consolidated net income attributable to common shareholders was up 31% to $119 million, compared to $91 million a year ago, and an increase of 29% before 2001 goodwill amortization charges. In 2001, net income attributable to common shareholders included goodwill amortization charges of $1 million for the first quarter.

All following 2001 comparative figures have been adjusted to exclude goodwill amortization.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Employee Benefits	**$ 60**	$ 34	76%
Financial Services	**61**	61	-
Corporate	**(2)**	(3)	-
	$ 119	$ 92	29%

Historically, the 401(k) business unit had been included with the Employee Benefits segment. In order to capitalize on administrative system efficiencies and group pension expertise, 401(k) is now administered by the Financial Services segment. As a result, prior period segment results have been reclassified to conform with this change.

The increase in earnings for the three months ended March 31, 2002, compared to a year ago, was primarily related to the Employee Benefits Division, reflecting improvement in both group mortality and morbidity results, as well as effective expense management.

GWL&A recorded $22 million ($15 million, net of tax) of restructuring costs in the first quarter related to the costs associated with the consolidation of benefit payment offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During the first quarter of 2002, 304 employees were terminated, of which 250 relate to the Employee Benefits Division.

GWL&A established a premium deficiency reserve on the Alta Health and Life Insurance Company (Alta) block of business in 2001. Releases of $29 million in 2001 and $10 million in the first quarter of 2002 were made to offset the underwriting losses incurred on the under-priced block of business. Also during the first quarter of 2002, this reserve was reduced by $24 million ($16 million net of tax) based on an analysis of emerging experience. The balance of the premium deficiency reserve at March 31, 2002 was $10 million.

In terms of reportable segments:

- Employee Benefits – The increase in earnings for the first three months of 2002 compared to a year ago is primarily related to improved mortality and morbidity results, as well as effective expense management.
- Financial Services – Net income for Financial Services, in US $, decreased slightly for the first three months ended March 31, 2002 when compared to the same period last year. The decrease is primarily due to lower fee income resulting from the depressed equity markets in 2002.
- Corporate – relatively unchanged from the period March 31, 2001.

GREAT-WEST
LIFECO INC.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended March 31	Premiums and Deposits			Sales		
	2002	2001	% Change	2002	2001	% Change
Business/Product						
Employee Benefits						
Group life and health	$ 2,568	$ 2,800	-8%	$ 552	$ 464	19%
Financial Services						
Savings	764	736	4%	390	391	-
Insurance	182	212	-14%	14	99	-86%
401(k)	660	916	-28%	230	475	-52%
	$ 4,174	$ 4,664	-11%	$ 1,186	$ 1,429	-17%
Summary by Type						
Risk-based products	$ 750	$ 836	-10%			
ASO contracts	2,150	2,368	-9%			
Segregated funds deposits:						
- Individual products	199	137	45%			
- Group products	1,075	1,323	-19%			
Total premiums and deposits	$ 4,174	$ 4,664	-11%			
Total premiums and deposits US $	$ 2,618	$ 3,052	-14%			

The 14% decrease in US $ premium income and deposits for the three months ended March 31, 2002 was comprised of a decrease in Employee Benefits of $222 million and a decrease in Financial Services premium income and deposits of $212 million. The decrease in the Employee Benefits segment is primarily due to lower membership levels associated with higher termination rates. There was a 20% decrease in total health care membership from 3,000,100 at March 31, 2001 to 2,386,200 at March 31, 2002. Much of the health care decline can be attributed to terminations resulting from aggressive pricing related to target margins. The decline in membership was also, in part, due to difficulties with the implementation of a systems enhancement, which was resolved by the end of 2001; a decrease in the employee base for existing group health care customers; and the general decline in the economy. The Company anticipates that membership will stabilize at the current level.

The decrease in the Financial Services segment is primarily due to lower Business-Owned Life Insurance (BOLI) premiums and lower 401(k) single premium deposits. However, assets under administration (including third-party administration) in 401(k) increased 4% during the three months of 2002. The number of participants decreased from 571,000 at March 31, 2001 to 540,000 at March 31, 2002.

The decrease in sales for the three months ended March 31, 2002 is driven by the Financial Services segment for the above reasons.

Net Investment Income

(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Gross investment income	$ 382	$ 374	2%
Less: investment expenses	5	3	67%
Net investment income	$ 377	$ 371	2%

Net investment income for the three months ended March 31, 2002, representing the investment revenue from general funds assets (excludes segregated funds assets) increased 2% compared to 2001, reflecting the impact of the Canadian exchange rate which offset the general trend of lower interest rates on fixed income securities.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Segregated funds	**$ 63**	$ 72	-13%
ASO contracts	**272**	290	-6%
Other	**26**	22	18%
	$ 361	$ 384	-6%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business.

Fee income decreased 6% compared to first quarter 2001. The ASO fee income decrease was the result of a decrease in medical membership, while the segregated fund fee decrease reflects the impact of the deterioration of U.S. equity markets during the latter part of 2001.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate $925 million was paid or credited to policyholders in the three months ended March 31, 2002 with respect to risk-based contracts. The decrease of 12% compared to the same period of 2001 relates to lower group life and health claims.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2002	2001	% Change
Total expenses	**$ 321**	$ 318	1%
Less: investment expenses	**5**	3	67%
Operating expenses	**316**	315	-
Commissions	**63**	72	-13%
Premium taxes	**10**	11	-9%
Total	**$ 389**	$ 398	-2%

Operating expenses are the major component of this category and at $316 million for the three months ended March 31, 2002 are relatively unchanged from 2001 levels, as the overall decrease in expenses was mitigated by the change in the Canadian dollar exchange rate. Commission payments are down 13% due to BOLI and group health sales. Premium taxes reflect lower taxable premiums related to BOLI.

ASSETS

Assets Under Administration
(in $ millions)

	March 31 2002	December 31 2001
Invested assets	$ 22,371	$ 22,845
Other general fund assets	1,577	1,624
Total assets	23,948	24,469
Segregated funds assets	20,152	19,774
Total assets under administration	$ 44,100	$ 44,243

Total assets under administration at March 31, 2002 were $44.1 billion, essentially unchanged from December 31, 2001, while the increase in segregated funds offset the decrease in the general account.

Invested Assets

Asset Distribution
(in $ millions)

	March 31, 2002		December 31, 2001	
Government bonds	$ 4,669	21 %	$ 5,012	22 %
Corporate bonds	11,396	51	11,301	50
Mortgages	927	4	977	4
Stocks and real estate	314	1	327	1
Sub-total portfolio investments	17,306		17,617	
Cash & certificates of deposit	276	1	448	2
Policy loans	4,789	22	4,780	21
Total invested assets	$ 22,371	100 %	$ 22,845	100 %

Invested assets at March 31, 2002 were $22.4 billion, compared to $22.8 billion at December 31, 2001.

Asset Quality – The Company's exposure to non-investment grade bonds was $357 million or 2% of the portfolio at March 31, 2002, down from $406 million at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $115 million or 0.66% of portfolio investments at March 31, 2002, compared with $138 million and 0.78% at December 31, 2001.

The Company's allowance for credit losses at March 31, 2002 for non-investment grade bonds and non-performing assets was $100 million, at the same level as year-end 2001.

Bond Portfolio Quality (excludes $478 million short-term investments, $578 million in 2001)
(in $ millions)

	March 31, 2002		December 31, 2001	
Estimated Rating				
AAA	$ 9,119	58 %	$ 9,131	58 %
AA	1,416	9	1,415	9
A	2,279	15	2,203	14
BBB	2,416	16	2,580	16
BB or lower	357	2	406	3
Total	$ 15,587	100 %	$ 15,735	100 %

GREAT-WEST
LIFECO INC.

Non-Performing Loans
(in $ millions)

	March 31 2002	December 31 2001
Asset Class		
Bonds	**$ 90**	$ 113
Mortgages	**22**	8
Foreclosed real estate	**3**	17
Total	**$ 115**	$ 138

Other General Fund Assets
(in $ millions)

	March 31 2002	December 31 2001
Goodwill and intangible assets	**$ 66**	$ 66
Other assets	**1,511**	1,558
Total other general fund assets	**$ 1,577**	$ 1,624

Total other general fund assets at March 31, 2002 at $1.6 billion were essentially unchanged from December 31, 2001.

Segregated Funds
The Company continues to offer a broad selection of mutual and segregated funds. During the three months ended March 31, 2002, such funds administered by the Company totaled $20.2 billion, measured at market values, compared with $19.8 billion at year-end 2001.

(in $ millions)	March 31	December 31			
	2002	2001	2000	1999	1998
Variable funds	**$ 15,993**	$ 16,103	$ 16,394	$ 16,771	$ 14,588
Stable asset accounts	**4,159**	3,671	2,083	1,227	847
Total	**$ 20,152**	$ 19,774	$ 18,477	$ 17,998	$ 15,435
In-period growth	**2%**	7%	3%	17%	-

LIABILITIES
(in $ millions)

	March 31 2002	December 31 2001
Policy liabilities	**$ 19,645**	$ 19,679
Commercial paper and other loans	**436**	433
Other general fund liabilities	**1,432**	1,979
Total liabilities	**$ 21,513**	$ 22,091

Total liabilities at March 31, 2002 were $21.5 billion, a decrease of 3% from December 31, 2001.

Policy Liabilities – are virtually unchanged from December 31, 2001. It should be noted that segregated funds liabilities are off-balance sheet liabilities and are not part of general funds.

Commercial Paper and Other Loans – are relatively unchanged from December 31, 2001 values.

Other General Fund Liabilities

(in $ millions)

	March 31 2002	December 31 2001
Current income taxes	**$ 100**	$ 128
Repurchase agreements	**434**	400
Net deferred gains on portfolio investments sold	**129**	131
Other liabilities	**769**	1,320
Total other general fund liabilities	**$ 1,432**	$ 1,979

Total other general fund liabilities are down $547 million from December 31, 2001, reflecting a combination of reduced policyholder funds and general suspense balances.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At March 31, 2002, over $14 billion of assets could be classified as highly marketable/liquid.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Member of the Power Financial Corporation group of companies

ANNEX A – Item 27

03 APR -8 AM 7:21

Management's Discussion & Analysis

Table of Contents

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) in 2001 compared with 2000. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

Businesses

Through Great-West and its major subsidiary London Life Insurance Company (London Life) in Canada and GWL&A in the United States, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers specialty reinsurance products and general insurance products in specific niche markets through its subsidiaries, London Reinsurance Group Inc. and London Guarantee Insurance Company.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Forward-looking Statements

This report may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic conditions in Canada, North America or internationally.

These and other such factors should be taken into consideration when reading the Company's forward-looking statements.

Translation of United States Dollars

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31 for the respective years. All income and expense items are translated at an average rate for the year. The rates employed are:

Years ended December 31	Balance Sheet	Operations
2001	$ 1.5930	$ 1.5490
2000	1.5000	1.4853
1999	1.4433	1.4856

The effective rate for the translation of GWL&A's net income reflects the translation of U.S. dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended December 31, 2001, excluding charges related to Alta, the effective rate was $1.4858 ($1.5135 for the period ended December 31, 2000).

2001 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information

(in $ millions, except per common share amounts)

	2001			2000			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Year							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 3,996	$ 3,026	$ 7,022	$ 3,748	$ 3,350	$ 7,098	-1%
Reinsurance and property and casualty	3,455	–	3,455	2,878	–	2,878	20%
Self-funded premium equivalents (ASO contracts) (1)	1,238	8,861	10,099	1,102	7,695	8,797	15%
Segregated funds deposits: (1)							
Individual products	1,586	1,369	2,955	1,817	959	2,776	6%
Group products	1,045	3,650	4,695	1,673	3,652	5,325	-12%
Total premiums and deposits	$ 11,320	$ 16,906	$ 28,226	$ 11,218	$ 15,656	$ 26,874	5%
Fee and other income	391	1,467	1,858	346	1,295	1,641	13%
Paid or credited to policyholders	8,308	3,722	12,030	7,423	3,951	11,374	6%
Net income attributable to:							
Preferred shareholders	30	1	31	31	–	31	–
Common shareholders	249	266	515	257	386	643	-20%
Adjustments (2)	73	165	238	–	–	–	–
Adjusted net income common shareholders (2)	322	431	753	257	386	643	17%
Return on common shareholders' equity:							
Net income			13.7%			18.6%	
Adjusted net income (2)			19.4%			18.6%	
Per Common Share							
Basic earnings			$ 1.387			$ 1.722	-19%
Diluted earnings			1.365			1.674	-18%
Adjustments (2)			0.643			–	–
Adjusted basic earnings			2.030			1.722	18%
Dividends paid			0.780			0.650	20%
Book value			10.47			9.81	7%
At December 31							
Total assets	$ 34,690	$ 24,469	$ 59,159	$ 33,127	$ 22,627	$ 55,754	6%
Segregated funds assets (1)	19,093	19,774	38,867	18,682	18,477	37,159	5%
Total assets under administration	$ 53,783	$ 44,243	$ 98,026	$ 51,809	$ 41,104	$ 92,913	6%
Capital stock and surplus			$ 4,397			$ 4,180	5%

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) *In addition to net income (Canadian GAAP basis), adjusted net income is presented for information. 2001 adjustments include:*
(a) A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001, related to the reinsurance business.
(b) Special charges of $133 million plus related operating losses of $32 million for a total of $165 million after-tax or $0.444 per common share, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary and part of the Company's United States Employee Benefits segment.

Quarterly Financial Information

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders Total	Net Income - Common Shareholders Basic Per Share	Adjusted Net Income - Common Shareholders Total	Adjusted Net Income - Common Shareholders Basic Per Share
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 190	$ 0.514
	Third quarter	3,922	124	0.334	197	0.533
	Second quarter	4,051	36	0.097	200	0.537
	First quarter	3,789	166	0.446	166	0.446
2000	Fourth quarter	$ 4,242	$ 174	$ 0.468	$ 174	$ 0.468
	Third quarter	3,705	164	0.440	164	0.440
	Second quarter	3,728	164	0.438	164	0.438
	First quarter	3,591	141	0.376	141	0.376

Net Income

Lifeco's net income attributable to common shareholders on an adjusted basis was $753 million or $2.030 per share for the twelve months ended December 31, 2001, an increase of 18% over 2000. The 2001 adjusted results do not include two specific non-recurring charges, comprised of a third-quarter claims provision in Canadian Operations of $73 million from the events of September 11, 2001, and a second-quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company (Alta). These adjustments represent $0.199 per common share and $0.444 per common share, respectively. For the fourth quarter of 2001, net income attributable to common shareholders was $190 million or $0.514 per share, compared to $174 million or $0.468 per share in 2000.

Including the two non-recurring charges, net income attributable to common shareholders for the twelve months ended December 31, 2001 was $515 million or $1.387 per share, compared with $643 million or $1.722 per share in 2000.

Net Income Attributable to Common Shareholders – Geographic

(in $ millions)

	Net Income 2001	Net Income 2000	Net Income % Change	Adjusted Net Income 2001	Adjusted Net Income % Change
Canadian Segment					
Great-West					
Total common shareholder earnings	$ 258[1]	$ 268	-4%	$ 331	24%
Portion of Lifeco Corporate earnings	(9)	(11)		(9)	
Total Canadian segment	249	257	-3%	322	25%
United States Segment					
GWL&A					
Total common shareholder earnings					
– U.S. $	$ 186[2]	$ 255	-27%	$ 292	15%
– Translation	83	131		142	
Portion of Lifeco Corporate earnings	(3)	–		(3)	
Total U.S. segment	266	386	-31%	431	12%
Total Lifeco	$ 515	$ 643	-20%	$ 753	17%

(1) *includes charge of $73 million for events of September 11, 2001.*
(2) *includes Alta special charges and operating losses of U.S. $106 million.*

For Lifeco's Canadian Operations, adjusted consolidated net income attributable to common shareholders for the twelve months ended December 31, 2001 was up 25% to $322 million, compared to a year ago. This Canadian adjusted result excludes a third-quarter charge of $73 million related to reinsurance claims provisions from the events of September 11, 2001.

Including the September 11, 2001 charge, Canadian consolidated net income of Lifeco attributable to common shareholders was $249 million, compared to $257 million a year ago. For the fourth quarter of 2001, net income was $85 million, compared to $68 million in 2000.

For Canadian Operations, the increase in net income in 2001 reflected growth in fee income, strong investment performance, and favourable mortality and morbidity experience.

In the United States for the twelve months ended December 31, 2001, GWL&A's adjusted net operating income increased 15% to U.S. $292 million. Translated to Canadian dollars, Lifeco's United States consolidated net income was $431 million, compared to $386 million a year ago, an increase of 12%. The United States adjusted results, above, do not include a non-recurring charge of $133 million after-tax or operating losses of $32 million recognized in the second quarter of 2001, both associated with Alta, a wholly-owned subsidiary of GWL&A.

GWL&A's net operating income, including Alta charges, was U.S. $186 million for the twelve months ended December 31, 2001. Translated to Canadian dollars, Lifeco's United States consolidated net income was $266 million. For the fourth quarter, GWL&A's net operating income increased 2% to U.S. $72 million. Translated to Canadian dollars, Lifeco's United States consolidated net income was $105 million, compared to $106 million a year ago.

The earnings result from United States operations was due to a combination of favourable individual mortality and increased expense recoveries, offset by unfavourable group morbidity experience, particularly in the small case market.

Premiums and Deposits

Overall, premiums and deposits increased 5% over 2000. Within this result, traditional life and annuity premiums were down 1%, reinsurance and property and casualty up 20%, and fee-based products up 5%. The growth in fee-based products reflects the emphasis on, and success of, the Company's expansion in the segregated fund markets in both Canada and the United States, as well as in the Group administrative services only (ASO) market, particularly in the United States.

At December 31, 2001, 63% of premium revenue is from fee-based products (63% in 2000) rather than the traditional risk-based contracts.

In Canada, 23% of premium revenue is from segregated funds products, and fee-based products account for 34% of premium revenue in total.

In the United States, fee-based products account for 82% of premium revenue, of which ASO business represented 52%.


Premiums - insurance, annuities, insured health products and reinsurance and property and casualty **37%** (37%)
Self-funded premium equivalents (ASO contracts) **36%** (33%)
Segregated funds deposits **27%** (30%)
2000 figures are shown in brackets

Fee and Other Income

Overall, fee income was up 13% over 2000 (13% in both Canada and the United States) due mainly to the increase in segregated funds assets in Canada and the increase in ASO business in the United States.


Group health ASO contracts **63%** (62%)
Segregated funds **30%** (32%)
Other fee income **7%** (6%)
2000 figures are shown in brackets

Paid or Credited to Policyholders – Total

The amount paid or credited to policyholders increased 6% from 2000 levels, however that amount only includes guaranteed contracts and does not include benefit payments related to ASO or segregated funds products.


Policyholder benefits **82%** (86%)
Policyholder dividends and experience refunds **9%** (9%)
Increase in actuarial liabilities **9%** (5%)
2000 figures are shown in brackets

Total Assets Under Administration

Total assets under administration increased 6% in 2001 to $98.0 billion, an increase of $5.1 billion.

General funds assets increased 6% overall, while segregated funds assets increased 5%. In Canada, general funds assets increased 5% and segregated funds assets increased 2%, reflecting the market conditions during the period.

In the United States, general funds assets increased 2% from 2000 levels in U.S. currency, and on a translated Canadian dollar basis, increased 8%. Segregated funds were up 1% in U.S. currency, but reflected a 7% increase after translation to Canadian dollars, compared to the previous year.

Asset Quality

At December 31, 2001, exposure to mortgage loans and real estate was 19% of invested assets, a decrease of 1% from the end of 2000.

The Company's exposure to non-investment grade bonds was 1.9% of the portfolio at the end of 2001, up slightly from 1.2% at December 31, 2000.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $187 million or 0.4% of portfolio investments at December 31, 2001, compared with $72 million or 0.2% a year earlier. The Company's allowance for credit losses at December 31, 2001 was $146 million, compared with $147 million at year-end 2000.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $423 million at December 31, 2001 ($378 million at December 31, 2000).

The combination of the allowance for credit losses of $146 million, together with the $423 million provision for future credit losses in actuarial liabilities represents 1.3% of bond, mortgage and real estate assets at December 31, 2001 (1.3% at December 31, 2000).

Asset Distribution

December 31 *(in $ millions)*	2001		2000	
Government bonds	$ 11,136	22%	$ 9,349	20%
Corporate bonds	21,445	42	20,977	44
Mortgages	8,369	17	8,787	18
Stocks	1,379	3	1,133	2
Real estate	1,272	2	1,212	2
Sub-total portfolio investments	43,601		41,458	
Cash & certificates of deposit	837	2	740	2
Policy loans	6,213	12	5,583	12
Total invested assets	$ 50,651	100%	$ 47,781	100%

Policy Liabilities

Reference is made to note 5 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Commercial Paper and Other Loans

During the year, the Company issued $200 million of 6.74% debentures due November 24, 2031. The proceeds were invested in Great-West 6.74% debentures due November 24, 2036.

As described in note 6 to the financial statements, the Company now has $400 million of debentures issued in Canada, and $279 million of capital securities issued in the United States through its subsidiary, GWL&A.

Capital Stock and Surplus

During 2001, the Company paid dividends of $0.78 per common share for a total of $289 million and preferred share dividends of $31 million. This represents an increase in common share dividends paid of 20%, compared to 2000.

During 2000 and 2001, through a wholly-owned subsidiary, the Company purchased 9,623,809 Series L 5.20% Non-Cumulative Preferred Shares of Great-West at a purchase price of $23.00 per share for an aggregate purchase price of $221 million. In December 2001, the Company conveyed this wholly-owned subsidiary to Great-West in exchange for 21,363 common shares of Great-West.

In November 2001, the Company announced a further normal course issuer bid commencing December 1, 2001 and terminating November 30, 2002. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation.

In 2001, through the normal course issuer bid process, 4,838,400 common shares were purchased for cancellation at a cost of $164 million or $33.93 per share.

These activities, coupled with the strong earnings from Canadian and U.S. operations, resulted in capital and surplus increasing 5% to $4.4 billion.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2001 was 199% (196% at the end of 2000). London Life's MCCSR ratio at the end of 2001 was 208% (199% at the end of 2000).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on GWL&A's statutory financial reports, it has risk-based capital well in excess of that required and was within the usual ranges of all ratios.

On October 5, 2001, Moody's Investors Service confirmed the ratings of the Company's wholly-owned subsidiaries, Great-West and GWL&A and their affiliates, but changed its rating outlook from stable to negative. The change in outlook reflects Moody's assessment of the uncertainty inherent in gross and net reinsurance loss estimates in connection with the events of September 11, 2001.

On October 12, 2001, A.M. Best Co. downgraded the financial strength rating of London Life Reinsurance Company (LLRC) from A+ (Superior) to A (Excellent). LLRC, a wholly-owned subsidiary of London Reinsurance Group (LRG), conducts LRG's life and annuity reinsurance business, based in Blue Bell, Pennsylvania. The rating action aligns LLRC's rating with the A (Excellent) ratings currently assigned by A.M. Best to LRG's other operating companies, London Life & Casualty Reinsurance Corporation (St. Michael, Barbados) and London Life & General Reinsurance Company Limited (Dublin, Ireland).

All other financial ratings were reaffirmed by the rating agencies.

Ratings of Major Subsidiaries

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings	Insurer Financial Strength		AAA*	AAA*	AAA*
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA-			

* *Highest rating available*

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Mortality and Morbidity Risk
Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

Persistency (Policy Termination) Risk
Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Yield Risk
Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty.

Reinsurance Risk
Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance earnings. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process. The Company is also protected from catastrophic events through purchased coverage.

For additional information on these risks, refer to note 5(d), 5(e), and 5(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, as well as Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

Interest Rate Risk – Great-West
Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk – GWL&A
Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables the Company to react to changing interest rates as these assets mature for reinvestment.

Credit Risk
It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk
The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $27 billion in highly marketable securities.

Foreign Exchange Risk
Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks
The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments

The Company's risk management process governing the use of derivative instruments, includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, document approval and issuer limits, and document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 14 of the Lifeco financial statements.

Recent Accounting Pronouncements

In 2001, the Canadian Institute of Chartered Accountants released final standards on business combinations and goodwill and other intangible assets. These standards are nearly identical to U.S. GAAP standards, also released in 2001. Highlights are:

- elimination of pooling-of-interests accounting for business combinations.
- introduction of non-amortization impairment-only approach for goodwill and other intangible assets with an indefinite life.
- criteria for determining when an acquired intangible asset should be recognized separately from goodwill.
- standards are required to be adopted by public companies for fiscal years beginning (on or after) January 1, 2002.

Lifeco will adopt these standards and will stop amortizing goodwill effective January 1, 2002. Upon adoption of the new standards, Lifeco's existing goodwill will be analyzed to identify any amounts that should be recognized as separate intangible assets. The result could be a reclassification of amounts from goodwill to other intangible assets as at January 1, 2002.

The prescribed impairment testing of goodwill and other intangible assets will also be undertaken as part of this process during 2002.

The effect of the adoption of these new standards on Lifeco's financial position and results of operations has not yet been determined.

CANADA – 2001 OPERATING RESULTS

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

Financial Information – Canadian Operations

Consolidated Operations

Years ended December 31 *(in $ millions)*	2001			2000			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income [1]	$ 6,125	$ 1,326	$ 7,451	$ 5,324	$ 1,302	$ 6,626	12%
Net investment income	1,326	926	2,252	1,258	927	2,185	3%
Fee and other income	391	–	391	346	–	346	13%
Total income	7,842	2,252	10,094	6,928	2,229	9,157	10%
Benefits and Expenses:							
Paid or credited to policyholders	6,465	1,843	8,308	5,560	1,863	7,423	12%
Other	860	275	1,135	821	260	1,081	5%
Net operating income before income taxes	517	134	651	547	106	653	–%
Income taxes	152	116	268	168	83	251	7%
Net income before minority and other interests	365	18	383	379	23	402	-5%
Minority and other interests	24	18	42	30	23	53	-21%
Net income before goodwill amortization	341	–	341	349	–	349	-2%
Amortization of goodwill	62	–	62	61	–	61	2%
Net income	$ 279	$ –	$ 279	$ 288	$ –	$ 288	-3%
Summary of Net Income							
Preferred shareholder dividends	$ 30	$ –	$ 30	$ 31	$ –	$ 31	-3%
Net income – common shareholders	249	–	249	257	–	257	-3%
Net income	$ 279	$ –	$ 279	$ 288	$ –	$ 288	-3%
[1] *excludes - segregated funds deposits*	$ 2,631	$ -	$ 2,631	$ 3,490	$ -	$ 3,490	-25%
- self-funded premium equivalents (ASO)	$ 1,238	$ -	$ 1,238	$ 1,102	$ -	$ 1,102	12%

Reference is made to note 18 of the Lifeco financial statements, Segmented Information, for the presentation of Great-West.

Net Income – Shareholders

Years ended December 31 *(in $ millions)*	2001	2000	% Change
Group Insurance	$ 82	$ 66	24%
Individual Insurance & Investment Products	147	129	14%
Reinsurance & Specialty General Insurance			
– events of September 11, 2001	(73)	–	–
– other	33	34	-3%
Corporate	90	59	53%
	$ 279	$ 288	-3%

Net Income

Net income from Canadian Operations for 2001 was $279 million, compared to $288 million for 2000. Net income attributable to common shareholders was $249 million, down from $257 million for 2000.

Net income in 2001 reflected growth in fee income, strong investment performance and favourable mortality and morbidity experience, offset somewhat by a third-quarter claims provision of $73 million from the events of September 11, 2001, related to the reinsurance business. Shareholders' net income in 2001 also includes a reduction in provisions for Canadian income taxes, reflecting both changes in tax rates and revisions to the estimated pattern or incidence of future taxes to which tax rate reductions apply.

In terms of reportable segments, the increased net operating income reflects favourable group mortality and morbidity profitability from 2000 levels, and an increase in the Individual Insurance & Investment Products income, for both insurance and retirement products. For the Reinsurance & Specialty General Insurance segment, reduced net income is related to the third-quarter claims provision from the events of September 11, 2001.

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales [1]		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,078	$ 967	11%	$ 168	$ 139	21%
Large case	2,186	2,007	9%	137	104	32%
Individual Insurance						
Life Insurance – Participating	1,326	1,302	2%	53	57	-7%
– Non-participating	279	262	6%	43	39	10%
Living Benefits	118	109	8%	22	20	10%
Retirement & Investment Services						
Individual products	1,692	1,958	-14%	2,366	2,947	-20%
Group products	1,186	1,735	-32%	529	1,283	-59%
Reinsurance & Specialty General Insurance	3,455	2,878	20%	3,455	2,878	20%
	$ 11,320	$ 11,218	1%	$ 6,773	$ 7,467	-9%
Summary by Type						
Risk-based products	$ 7,451	$ 6,626	12%			
ASO contracts	1,238	1,102	12%			
Segregated funds deposits:						
– Individual products	1,586	1,817	-13%			
– Group products	1,045	1,673	-38%			
Total premiums and deposits	$ 11,320	$ 11,218	1%			

(1) *Excludes Quadrus distributed mutual funds.*

Total premiums and deposits were up 1% overall from 2000 levels. Risk-based product premiums increased 12%, while self-funded premium equivalents (ASO contracts) were up 12%. Deposits to individual segregated funds decreased 13% largely due to the investment climate, and deposits to group accounts were down 38% reflecting the uneven incidence of large case sales by year.


Risk-based products 66% (59%)
ASO contracts 11% (10%)
Segregated funds deposits - Individual products 14% (16%)
Segregated funds deposits - Group products 9% (15%)

2000 figures are shown in brackets

Within guaranteed or traditional risk premium income, annuity premiums declined largely due to the investment climate. Reinsurance and specialty general insurance premiums increased 20% related to both the property and casualty and life insurance lines. This segment of business can reflect significant revenue increases or decreases depending on the structure of the contract and often is not related to profitability.

Net Investment Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Gross investment income	$ 2,266	$ 2,200	3%
Less: Investment expenses	14	15	-7%
Net investment income	$ 2,252	$ 2,185	3%

Net investment income for 2001, representing the investment revenues from general funds assets (excludes segregated funds assets), increased 3% from 2000, primarily on increased portfolio assets.



Bonds **60%** (63%)
Mortgage loans **26%** (26%)
Stocks **5%** (4%)
Loans to policyholders **5%** (4%)
Real estate **4%** (3%)
2000 figures are shown in brackets

Fee Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Segregated funds	$ 300	$ 268	12%
ASO contracts	61	51	20%
Other	30	27	11%
	$ 391	$ 346	13%

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business. The increase in fee income in 2001 of 13% compared to 2000, is mainly due to increases in segregated fund related fees of $32 million and ASO contract fees of $10 million.



Segregated funds **77%** (77%)
ASO contracts **15%** (15%)
Other **8%** (8%)
2000 figures are shown in brackets

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $8.3 billion was paid or credited to policyholders in 2001, an increase of 12% compared to 2000.

Policyholder dividends credited in 2001 were $584 million, compared to $536 million in 2000.

Other *(in $ millions)*

Years ended December 31	2001	2000	% Change
Total expenses	$ 683	$ 647	6%
Less: Investment expenses	14	15	-7%
Operating expenses	669	632	6%
Commissions	400	390	3%
Premium taxes	66	59	12%
Total	$ 1,135	$ 1,081	5%

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Operating expenses for 2001 are higher than 2000 levels by 6% or $37 million, including a $20 million provision for expenses in the Participating Policyholder account related to the settlement agreement, described in note 15 of the Lifeco financial statements.

Income Taxes

The Company's overall effective income tax rate increased from the prior year from 37.9% to 40.2%. The primary contributors to the higher effective rate were reduced income levels in various lower taxed subsidiaries and strengthening of certain tax provisions in respect of prior years. These items were partially offset by an increase in non-taxable investment income and lower Canadian provincial corporate income tax rates enacted during the year.

Consolidated Balance Sheet – Canadian Operations

December 31 (in $ millions)	2001 Shareholder	2001 Participating Policyholder	2001 Total	2000 Shareholder	2000 Participating Policyholder	2000 Total
Assets						
Invested assets	$ 14,549	$ 13,257	$ 27,806	$ 14,160	$ 12,716	$ 26,876
Goodwill	1,538	–	1,538	1,602	–	1,602
Other assets	4,829	517	5,346	4,155	494	4,649
Total assets	$ 20,916	$ 13,774	$ 34,690	$ 19,917	$ 13,210	$ 33,127
Segregated funds assets			19,093			18,682
Total assets under administration			$ 53,783			$ 51,809
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 16,085	$ 11,835	$ 27,920	$ 15,104	$ 11,193	$ 26,297
Net deferred gains on portfolio investments sold	473	445	918	512	482	994
Other liabilities	1,635	248	1,883	1,687	308	1,995
Total liabilities	18,193	12,528	30,721	17,303	11,983	29,286
Minority and other interests	469	1,246	1,715	487	1,227	1,714
Capital stock and surplus	2,254	–	2,254	2,127	–	2,127
Total liabilities, capital stock and surplus	$ 20,916	$ 13,774	$ 34,690	$ 19,917	$ 13,210	$ 33,127

Assets

Total assets under administration increased 4% to $53.8 billion when compared to 2000. Segregated funds assets increased $0.4 billion and general funds assets increased $1.6 billion. Growth in general account assets includes $564 million growth in the Participating Policyholder Account, and $999 million in the Shareholder Account.

Invested Assets

The Investment Division manages the general funds assets of Great-West and London Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West and London Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general funds are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Asset Distribution

December 31 (in $ millions)	2001		2000	
Government bonds	$ 6,124	22%	$ 5,741	21%
Corporate bonds	10,144	36	9,804	37
Mortgages	7,392	27	7,522	28
Stocks	1,252	5	1,020	4
Real estate	1,072	4	1,040	4
Sub-total portfolio investments	25,984		25,127	
Cash & certificates of deposit	389	1	396	1
Policy loans	1,433	5	1,353	5
Total invested assets	$ 27,806	100%	$ 26,876	100%

Net investment income was $2.3 billion in 2001, compared to $2.2 billion in 2000 mainly due to the increase in general fund assets offset by a general decline in interest rates.

Bond Portfolio

The total bond portfolio increased to $16.3 billion or 58% of invested assets at December 31, 2001, from $15.5 billion or 58% of invested assets at December 31, 2000. Federal, provincial and other government securities represented 38% of the bond portfolio, up slightly from 37% in 2000. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 85% rated A or higher. The quality of the portfolio reflects the Company's conservative investment and lending policies and continuous monitoring of credit quality.

Invested Assets


Corporate bonds 36% (37%)
Mortgages 27% (28%)
Goverment bonds 22% (21%)
Policy loans 5% (5%)
Cash and certificates of deposit 1% (1%)
Real estate 4% (4%)
Stocks 5% (4%)
2000 figures are shown in brackets

Bond Portfolio Quality


AAA 35% (31%)
AA 16% (18%)
A 34% (39%)
BBB 14% (11%)
BB or lower 1% (1%)
2000 figures are shown in brackets

Bond Portfolio Quality *(excludes $485 million short-term investments, $692 million in 2000)*

December 31 *(in $ millions)*	2001		2000	
Estimated Rating				
AAA	$ 5,575	35%	$ 4,558	31%
AA	2,444	16	2,745	18
A	5,316	34	5,757	39
BBB	2,221	14	1,619	11
BB or lower	227	1	174	1
Total	$ 15,783	100%	$ 14,853	100%

Mortgage Portfolio

The total mortgage portfolio decreased slightly to $7.4 billion or 27% of invested assets in 2001, compared to $7.5 billion or 28% of invested assets in 2000. The mortgage portfolio consisted of 34% commercial loans, 32% multi-family/apartments and 34% single family residential loans. Total insured loans were $3.1 billion or 42% of the mortgage portfolio. It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage planning specialists in accordance with well-established underwriting standards and are well diversified throughout Canada.

Equity Portfolio

The Company's total equity portfolio was $2.3 billion at December 31, 2001 or 9% of invested assets, up slightly from $2.0 billion or 8% of invested assets a year ago. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major Canadian economic centers. The increase in the portfolio is attributable to the Company's investment of $230 million in Investors Group common shares.

Non-performing Loans

The aggregate amount of non-performing loans, at December 31, 2001 was $49 million or 0.19% of portfolio investments, compared to $38 million or 0.15% a year ago. Total allowances for credit losses totaled $46 million, compared to $43 million a year ago. Additional provisions

for future credit losses on assets backing liabilities are included in actuarial liabilities and amounted to $374 million at December 31, 2001 ($327 million at December 31, 2000).

Liquidity

The Company uses a number of techniques to manage liquidity in the general funds. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities.

A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $15 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets

December 31 *(in $ millions)*	2001		2000	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 367	$ 367	$ 354	$ 354
Highly marketable securities				
Government bonds	5,896	6,077	5,503	5,625
Corporate bonds	6,669	6,586	6,400	6,357
Common/Preferred shares	946	983	783	844
Residential mortgages (insured)	1,265	1,295	1,431	1,422
Total	$ 15,143	$ 15,308	$ 14,471	$ 14,602

Cashable Liability Characteristics

December 31 *(in $ millions)*	2001	2000
Surrenderable insurance and annuity liabilities		
At market value	$ 2,735	$ 3,104
At book value	11,088	10,949
Total	$ 13,823	$ 14,053

Segregated Funds

The Investment Division and the Company's subsidiaries – GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors (GWLRA) – are the investment managers for the Company's segregated funds.

During 2001, the Company added 19 segregated funds and assets under management grew by $411 million or 2% to $19 billion at year-end. The growth in segregated funds was tempered with the declines in equity markets, which approximated 3% of beginning assets. In total, the Company offers over 250 segregated funds as part of Individual and Group Retirement Services lines of business, including 155 funds totaling $5 billion managed by 25 external managers as sub-advisors to GWLIM and LLIM.

Segregated Funds Assets

December 31 (in $ millions)	2001	2000	1999	1998	1997
Stocks	$ 11,414	$ 11,238	$ 9,025	$ 6,914	$ 6,180
Bonds	4,065	4,249	4,024	3,837	3,094
Mortgages	1,150	1,070	1,128	960	872
Real estate	1,767	1,383	1,119	877	415
Cash and other	697	742	434	371	402
Total	$ 19,093	$ 18,682	$ 15,730	$ 12,959	$ 10,963
Internally-managed	14,480	14,382	12,397	10,754	9,397
Externally-managed	4,613	4,300	3,333	2,205	1,566
Year over year growth	2%	19%	21%	18%	-

Outlook - Investment

In contrast to the robust growth posted in 1999 and 2000, this past year was a challenging one for the Canadian economy. A combination of the lagged effects of higher interest rates in 2000 and the impact of the events of September 11, 2001, together with slower world growth and weaker commodity prices, produced a noticeable business slowdown. While final figures have not yet been released, it is likely that real growth averaged less than 1.5%, compared with better than 4% in each of the previous two years.

Despite the current economic weakness, there are definite grounds for optimism moving into 2002 and beyond. During the past year, central banks in North America and overseas have been extremely stimulative in their monetary policy, both in lowering interest rates and in injecting liquidity into the financial system. At the same time, fiscal policy has become more expansive and energy prices have fallen, significantly bolstering consumer disposable incomes. This should provide a favourable backdrop for consumer spending which has already begun to rebound from its depressed levels following September 11. With some recovery likely in travel and tourism, a pickup in export markets as well as an anticipated firming in commodity prices, the overall economy should strengthen during 2002.

The reported average gain this coming year will likely be relatively low, under 2%, largely due to the post-Spring weakness in 2001. However, quarterly growth during the year may be surprisingly strong as inventories begin to be restocked – in excess of 2% during the first half and better than 3% during the balance of the year. This prospect of a strengthening economy should provide a favourable backdrop for a rebound in corporate profits, carrying into 2003.

Within the context of a strengthening economy, interest rates should begin to level off and spreads should tighten during the year. Stock market prices in general are anticipated to strengthen throughout the year and real estate values should remain relatively stable. For 2002, the Company will maintain its conservative investment and lending policies and continue to closely monitor credit quality. No significant change in credit loss experience is forecast for 2002.

BUSINESS SEGMENTS – GREAT-WEST

Group Insurance

Consolidated Net Income

Years ended December 31 (in $ millions)	2001	2000
Income:		
Premium income	$ 2,026	$ 1,872
Net investment income	215	209
Fee and other income	61	51
Total income	2,302	2,132
Benefits and Expenses:		
Paid or credited to policyholders	1,739	1,630
Other	391	354
Net operating income before income taxes	172	148
Income taxes	67	59
Net income before minority and other interests	105	89
Minority and other interests	–	–
Net income before goodwill amortization	105	89
Amortization of goodwill	23	23
Net income	$ 82	$ 66

Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	82	66
Net income	$ 82	$ 66

Net income attributable to common shareholders increased 24% in 2001 to $82 million. The health account experienced strong morbidity gains as a result of improving experience in the medical, drugs and dental sub-lines of business. Price increases implemented in 2000 through adjustments to health care trend factors were the primary driver of the improved result. After experiencing significant morbidity improvements in the long-term disability business in 2000, the morbidity results in this line of business remained steady with pricing improvements offset by increasing incidence rates. The life account experienced improved mortality results, particularly in the small and mid-sized markets where death and waiver claims were lower than expected.

As a result of lower unit costs and an improved ability to recover administrative expenses incurred in the larger market, the expense gain component of earnings also increased in 2001. Interest gains also improved through effective margin management.

Overall premium income, which includes claims from ASO clients, was up 10% with premium income of $3.3 billion in 2001. This growth rate was driven by buoyant sales and improved persistency (client retention).

Sales were up 26% over 2000, with significant gains in all market segments. Sales in the large case and ASO markets were up sharply as the opportunities to add new clients at adequate premium levels improved due to price rationalization. The continued strong sales growth rate in the small and mid-sized case markets can be attributable to Great-West's industry leading distribution networks and market share position. Persistency continued to improve and the results are now close to long term expected levels.

Risk Analysis and Management

The basic risk related to group insurance focuses on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In health care products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict and adjudicate, and they tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

Outlook – Group Insurance

Demutualization and consolidation have resulted in price rationalization in the group marketplace. With Great-West's strategic position, in terms of low unit costs and extensive distribution capacity, the Company is well positioned for significant growth of group insurance premium and net operating income. In this new marketplace environment, the emergence of new technologies combined with the growth of the Internet, are creating new challenges and opportunities to expand the Company's markets and enhance growth. The Group Division will be focused on capitalizing on these opportunities by providing its plan sponsors, plan members and producers with direct and expanded access to its administration system in order to execute real-time transactions. As well, the Internet will facilitate new opportunities to introduce new products, supply information on specific topics and other financial products.

Group Insurance – Divisional Summary

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Small/mid-sized case	$ 1,078	$ 967	11%	$ 168	$ 139	21%
Large case – insured	948	905	5%	65	52	25%
– ASO	1,238	1,102	12%	72	52	38%
Total	$ 3,264	$ 2,974	10%	$ 305	$ 243	26%

Individual Insurance & Investment Products

Consolidated Net Income

Years ended December 31 (in $ millions)	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 628	$ 1,326	$ 1,954	$ 574	$ 1,302	$ 1,876
Net investment income	513	926	1,439	513	927	1,440
Fee and other income	311	–	311	279	–	279
Total income	1,452	2,252	3,704	1,366	2,229	3,595
Benefits and Expenses:						
Paid or credited to policyholders	799	1,843	2,642	719	1,863	2,582
Other	374	275	649	395	260	655
Net operating income before income taxes	279	134	413	252	106	358
Income taxes	104	116	220	95	83	178
Net income before minority and other interests	175	18	193	157	23	180
Minority and other interests	–	18	18	–	23	23
Net income before goodwill amortization	175	–	175	157	–	157
Amortization of goodwill	28	–	28	28	–	28
Net income	$ 147	$ –	$ 147	$ 129	$ –	$ 129

Summary of Net Income						
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	147	–	147	129	–	129
Net income	$ 147	$ –	$ 147	$ 129	$ –	$ 129

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West financial security advisors, as well as independent brokers and intercorporate agreements with other financial institutions.

Net income attributable to common shareholders increased 14% to $147 million, with the strongest growth in RIS and Individual Life Insurance. Results were primarily influenced by favourable mortality experience and effective management of expenses. Although participating life insurance portfolio earnings decreased due to lower investment yields, dividend scales remained the same as in 2000. The Company continues to realize the expense savings it anticipated as a result of the London Life acquisition and the restructuring of its distribution channels. Integration of Great-West and London Life is now complete.

Individual Insurance – Divisional Summary

Years ended (in $ millions)	Individual Life		Living Benefits	Total
	Participating	Non-Participating		
December 31, 2001				
Sales premium	$ 53	$ 43	$ 22	$ 118
Revenue premium income	1,326	263	118	1,707
December 31, 2000				
Sales premium	$ 57	$ 39	$ 20	$ 116
Revenue premium income	1,302	262	109	1,673

Individual Life Insurance

Individual life insurance sales, as measured by annualized premium, were $96 million in 2001, while revenue premium exceeded $1.5 billion.

Sales premium in 2001 was at the same level as 2000. New annualized premium from term insurance sales increased 5% over 2000. The Company enhanced its term insurance products in 2001 by improving the competitive position of rates with the assistance of reinsurance arrangements and improved mortality experience.

During the last two years, the Company expanded its life insurance product offering through two intercorporate agreements with third parties. These agreements provide universal life, term insurance and non-participating permanent products for the over $500,000 high-net-worth market. Sales of these products increased to $12 million, an 88% increase over 2000, while sales of the Company's universal life products decreased to $6 million in 2001 from $7 million in 2000.

Sales of participating policies decreased 8%, but were strong in the age 50+ market, where consumers are concerned with wealth management. The retrenchment of participating insurance sales in Canada by competitors, spurred by demutualization, continues to bolster the Company's dominant market position of more than 45% of Canadian participating insurance sales.

The Company's sound management of its participating insurance businesses enables it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. Participating portfolio investment returns were lower due to market conditions, which created pressure on earnings. However, favourable mortality, morbidity and expense levels allowed the Company to maintain policyholder dividend scales for 2001. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholders' account. In 2001, the total amount credited was $15 million.

In 2001, the Company introduced an electronic application for Investors Group consultants, who distribute Great-West's brand of life insurance products. All distribution channels are now equipped with electronic life insurance applications, which enhance administrative and underwriting efficiency, and help grow new business.

Risk Analysis and Management

The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management considers the industry's current pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

Living Benefits

Living Benefits sales, consisting of disability insurance and critical illness insurance, increased by more than 8% in 2001 for a total of $22 million in new annualized premium. This growth was due to sales of critical illness insurance. Overall revenue premium of $118 million increased by 8%, indicating strong persistency.

Critical illness insurance sales of $3 million in new annualized premium exceeded expectations. *Oasis*™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in 2001. Within a short period, Great-West's critical illness insurance has become a leading product in the market.

Disability insurance sales of $19 million in new annualized premium represented a 2% decrease in 2001. During this time, industry sales increased, mainly due to growth in guaranteed standard issue sales. To date, Great-West has not been a player in the guaranteed standard issue market, but will introduce a program to reach this market in 2002.

The self-employed market continues to be the main source of sales, accounting for approximately 70% of sales. This trend is supported by ongoing consolidation within several industries. The self-employed market will continue to be an important source of sales.

Great-West continues to be a leading provider of disability insurance and critical illness insurance.

Risk Analysis and Management

The most significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance.

Disability experience is highly cyclical and changes with economic conditions. A growing number of disability claims relate to stress and mental/nervous disorders, reflecting changes in the economy and attitudes towards these conditions. The incidence of these claims is more difficult to predict and adjudicate than many other conditions. In addition, they tend to last longer than claims related to other disabilities.

The Company manages this risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary [1]

Years ended *(in $ millions)*	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2001					
Sales premium					
Risk-based products	$ 417	$ 38	$ 9	$ 33	$ 497
Segregated funds	1,916	195	287	–	2,398
Revenue premium income					
Risk-based products	73	141	–	33	247
Segregated funds	1,586	737	308	–	2,631
Assets under administration					
Risk-based products	1,323	1,107	62	2,665	5,157
Segregated funds	10,012	3,838	5,243	–	19,093
Total	$ 11,335	$ 4,945	$ 5,305	$ 2,665	$ 24,250
December 31, 2000					
Sales premium					
Risk-based products	$ 617[2]	$ 59	$ 15	$ 35[2]	$ 726
Segregated funds	2,295	202	1,007	–	3,504
Revenue premium income					
Risk-based products	95[2]	63	–	45[2]	203
Segregated funds	1,817	677	996	–	3,490
Assets under administration					
Risk-based products	1,555[2]	1,148	67	2,767[2]	5,537
Segregated funds	9,494	3,698	5,490	–	18,682
Total	$ 11,049	$ 4,846	$ 5,557	$ 2,767	$ 24,219

(1) *Excludes Quadrus distributed mututal funds sales and assets.*
(2) *2000 values have been restated to reflect current classification.*

The Company's Retirement & Investment Services division experienced mixed sales results in 2001 compared with the previous year. The stock market downturn during the year, together with the events of September 11, 2001, contributed to consumer unease with investment funds and a slight market reversal towards preservation of capital and guarantees.

Within this difficult investment climate, total assets under administration remained stable. Growth continues in segregated funds, increasing 2% over 2000, while total asset growth was offset by the decline in guaranteed product assets due to low interest rates. According to mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets increased by only 1.5%, while the Company's individual savings plans segregated funds grew 5.5%.

The Company strengthened its leading market share position for individual segregated funds, increasing to 23.8% from 22.4%.

While gross sales of individual savings plans were below 2000 results, the Company's retention experience improved.

This higher retention experience contributed to higher net cash flow for individual savings plans in 2001, even though sales were lower. Net cash flow for individual segregated fund assets was 8% of beginning assets, compared with 7% for the Canadian mutual fund industry in 2001, as published by IFIC.

Group savings plan assets increased despite the poor equity market conditions of 2001. An increase in revenue premium combined with improved retention contributed to significantly improved net cash flow in 2001, compared to 2000. Sales decreased, with fewer large transfers in 2001. Continued enhancements in online services for group plan members contributed to national recognition as a leading Canadian e-business.

Group Investment Management sales for 2001 decreased from the previous year due to fewer large case sales.

The Company now offers 56 segregated funds to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients.

Mutual Funds

For several years, London Life was involved in the mutual funds market through London Financial Centre (LFC). In 2000, the Company rebranded LFC as Quadrus Investment Services (Quadrus), and established it as a mutual fund dealer for Freedom 55 Financial and Great-West investment representatives†.

In 2001, sales of mutual funds through Quadrus increased 18%, while assets increased 21% over 2000 levels. By year-end, Quadrus had more than 2,600 licensed investment representatives, an increase of 33% over the prior year.

Quadrus Investment Services *(in $ millions)*

Years ended December 31	2001	2000
Mutual fund sales	$ 138	$ 117
Distributed mutual fund assets	969	803

Quadrus offers 40 mutual funds under the Quadrus Group of Funds brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies. This year the exclusive Quadrus Group of Funds moved to an administrative platform managed by Mackenzie, providing our mutual fund clients with broader services. The Company expects significant growth in this relatively new line of business.

† *For the sale of mutual funds, licensed financial security advisors are referred to as "investment representatives."*

Risk Analysis and Management

The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under administration. Fluctuations in fund assets levels occur as a result of both changes in cash flow and general market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company advocates its clients follow a long-term asset allocation approach, which reduces the risk of cash flow changes due to market timing. The success of this approach was evident following the events of September 11, 2001, when the Company experienced minimal asset transfers to money market funds, compared with the mutual fund industry.

At December 31, 2001, 73% of individual segregated funds assets were in diversified funds and "fund of funds" investment profiles, which are designed to optimize returns within a given level of risk.

A risk facing the industry has been the trend towards promoting guarantees against losses on segregated fund investments. The new capital requirement introduced by OSFI at the end of 2000 (based on a risk-adjusted set of factors) influenced the industry to adopt significant changes in product design, with a trend towards more conservative guarantees and, in some cases, increased fees for clients. These changes further increased the competitiveness of the Company's products and lowered future risk for the industry as a whole. The vast majority of the Company's guarantees are for 75% of policyholder deposits, less withdrawals at maturity, rather than the more aggressive 100%.

Outlook – IIIP

Research conducted on Great-West's and Freedom 55 Financial's existing client base reveals a tremendous opportunity to offer retirement and investment products to clients who own insurance.

In the fall of 2001, Freedom 55 Financial introduced a new investment planning process, which the Company anticipates will significantly grow financial security advisors' productivity. In addition, managers across Canada are rolling out a new business planning and activity management tool, which will help members of Freedom 55 Financial and Great-West Individual Distribution to customize their 2002 marketing plans and increase productivity.

Canada's "mass affluent" and "high-net-worth" markets have doubled since 1993, and continue to grow quickly. Increasing the Company's share of these markets is a key priority. Within Freedom 55 Financial, the members of the Wealth & Estate Planning Group are specifically positioned to meet the needs of the mass affluent and high-net-worth markets.

Members of this group have access to highly-specialized products, planning tools and support services designed to serve high-net-worth clients.

Members of the Wealth & Estate Planning Group and Great-West Individual Distribution are participating in a business planning program to enhance the operation of their wealth management practice in 2002.

Another important initiative will be to provide financial security advisors with customized product support, which will be tailored to their career-stage and target markets.

This initiative will increase the average number of products per client and help position financial security advisors as our clients' primary advisor.

Already one of the largest mutual fund dealers in Canada in terms of distribution, Quadrus will look at opportunities to provide an even broader array of products to investors.

As part of its ongoing commitment to client service, the Division will further enhance technology support to financial security advisors so they can automate certain transactions on behalf of their clients.

Reinsurance & Specialty General Insurance

Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ 3,455	$ 2,878
Net investment income	473	421
Fee and other income	2	2
Total income	3,930	3,301
Benefits and Expenses:		
Paid or credited to policyholders	3,894	3,205
Other	78	61
Net operating income before income taxes	(42)	35
Income taxes	(12)	(10)
Net income before minority and other interests	(30)	45
Minority and other interests	2	3
Net income before goodwill amortization	(32)	42
Amortization of goodwill	8	8
Net income	$ (40)	$ 34
Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	(40)	34
Net income	$ (40)	$ 34

The Company conducts its reinsurance and specialty general insurance business primarily through London Reinsurance Group and London Guarantee, which participate in life, property and casualty, accident and health, annuity coinsurance and specialty general insurance, respectively, in specific niche markets.

The 2001 results include a charge in London Reinsurance Group for $82 million after tax, of which $73 million is attributable to common shareholders, related to estimated claims provision from the events of September 11, 2001.

Net Income Analysis

Years ended December 31 *(in $ millions)*	2001	2000
London Reinsurance Group	$ 39	$ 45
– September 11, 2001 charges	(73)	–
London Guarantee	(1)	10
London Life International	–	(22)
Other	(5)	1
Total	$ (40)	$ 34

London Reinsurance Group (LRG)

The Company's reinsurance business is conducted through London Reinsurance Group (LRG). LRG is a leading global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG is a composite reinsurer, reinsuring life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating companies in the United States, Barbados and Ireland. LRG is a market leader in the U.S. property and casualty finite retrocession market and holds a strong market share in the U.S. life financial reinsurance market.

Prior to the provision for the events of September 11, 2001, net income for 2001 was $6 million lower than 2000. LRG's core reinsurance product lines in the life, annuity and property and casualty businesses performed well.

The major underperforming lines were the accident and health reinsurance and syndicated property and casualty portfolios. The Company terminated its participation in the London, England accident and health and the syndicated property and casualty markets in 1999, and is actively managing the runoff of this business.

The majority of the September 11, 2001 loss came from LRG's property catastrophe portfolio that was written on both a financial reinsurance and traditional reinsurance basis. LRG expects to recover these losses over the next three or four years, from its multi-year financial reinsurance contracts or from anticipated premium increases on annually renewable traditional contracts. As part of its September 11 loss, LRG established reserves on its books for smaller losses in the accident and health, aviation and casualty portfolios.

London Reinsurance Group – Divisional Summary

Years ended December 31 (in $ millions)	2001		2000	
	Premium Income	Assets	Premium Income	Assets
Line of Business				
Life and property and casualty	$ 3,110	$ 5,550	$ 2,507	$ 4,628
Annuity	150	909	217	997
Accident and health	99	90	86	81
Capital and surplus	–	717	–	758
	$ 3,359	$ 7,266	$ 2,810	$ 6,464
Geographic				
Barbados	$ 3,101	$ 5,766	$ 2,551	$ 5,107
Other	258	1,500	259	1,357
	$ 3,359	$ 7,266	$ 2,810	$ 6,464

Premium income increased in 2001 primarily due to the nature of underlying life and property and casualty reinsurance contracts written in 2001. A greater number of structured reserve transfer deals were written in 2001 than in 2000.

Risk Analysis and Management

LRG continues to manage its own risk through the diversification of its business by client, geographic area and type of risk insured. LRG's base of lower risk financial reinsurance business, together with a conservative approach to underwriting, investment and financial management allows LRG to react to a changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. LRG has a U.S. $1.5 billion syndicated letter of credit facility.

Outlook – LRG

The events of September 11 will affect the international reinsurance markets for many years to come. Losses suffered by reinsurers and the subsequent influx of capital into new and existing reinsurance entities will create challenges for some, and tremendous opportunity for others.

LRG's strategies have not changed as a result of September 11 or the shifting reinsurance markets. LRG will maintain its strategy of offering financial reinsurance and expertise to core clients, primarily on a retrocession basis.

LRG expects the reinsurance market to improve substantially in 2002 with increased premium rates and improved terms and conditions. The amount of new capital being raised, however, injects some caution into LRG's forecast.

The reinsurance business LRG wrote in the syndicated property and casualty and the accident and health markets continues to produce disappointing results while in run-off. LRG expects the negative financial impact of this business to continue to decrease over time.

As a retrocessionaire LRG continues to develop strong business relationships in the reinsurance and insurance industry on a global basis. LRG underwrites both life and non-life reinsurance contracts using a conservative and disciplined approach to underwriting.

London Guarantee

On August 3, 2001, London Insurance Group announced an agreement to sell its interest in London Guarantee Insurance Company, subject to the satisfaction of certain conditions contained in the agreement. At December 31, 2001, the transaction has not been completed.

Within its core businesses, London Guarantee has historically differentiated itself from the competition through the quality of its underwriting and by maintaining strong relationships with its key brokers. This has permitted the Company to historically achieve levels of growth and underwriting profitability that have compared very favourably with the property and casualty industry in general. 2001 proved to be an exception with respect to underwriting profitability because of claims arising from a single large client.

Total premium income increased to $96 million in 2001 from $68 million in 2000. Premiums from the Company's surety lines grew by more than 22%, reflecting its dominant position in central Canada and its penetration into the northeastern United States. The Company's commitment to remain focused on underwriting quality and key broker relationships will ensure its continued success and status as the largest surety underwriter in Canada.

London Guarantee's premium income from its corporate risk lines grew by more than 25% in 2001, and its performance across Canada remained solid. The Company expects a continuation of this strong rate of growth into 2002.

Risk Analysis and Management

London Guarantee insures a broad range of risks within each of its product lines. Its major markets are diverse and stretch across Canada and into the northeastern United States.

In order to protect its capital and its underwriting results, London Guarantee has risk-sharing arrangements in place with well-established North American and European reinsurance companies.

Corporate

The Corporate segment is mainly used to record the business activities of Lifeco, as well as those that are not associated with the major business units of Great-West. The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, as well as the reconciliation of total income taxes reported for the shareholder account and the internal allocation of income taxes to the major units. Commencing in 2001, the Corporate segment also includes the operations of the United States branch of Great-West.

Corporate – Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ 16	$ –
Net investment income	125	115
Fee and other income	17	14
Total income	158	129
Benefits and Expenses:		
Paid or credited to policyholders	33	6
Other	17	11
Net operating income before income taxes	108	112
Income taxes	(7)	24
Net income before minority and other interests	115	88
Minority and other interests	22	27
Net income before goodwill amortization	93	61
Amortization of goodwill	3	2
Net income	$ 90	$ 59

Summary of Net Income		
Preferred shareholder dividends	$ 30	$ 31
Net income – common shareholders	60	28
Net income	$ 90	$ 59

Net income for the Corporate segment of Canadian shareholder operations in 2001 was $90 million, compared to $59 million for 2000. As a result of the Corporate reorganization on December 31, 2000, $7 million of net income from the United States branch of Great-West is included in this result for 2001 (not included in 2000). As well, net income reflects a favourable change in provisions for current and future income taxes due to both lower rates and revisions to the estimated pattern or incidence of future tax to which tax rate reductions apply.

UNITED STATES – 2001 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

Financial Information – United States Operations

Consolidated Operations

Years ended December 31 (in $ millions)	2001			2000			
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total	% Change
Income:							
Premium income [1]	$ 2,601	$ 425	$ 3,026	$ 2,944	$ 406	$ 3,350	-10%
Net investment income	927	534	1,461	976	488	1,464	–%
Fee and other income	1,467	–	1,467	1,295	–	1,295	13%
Total income	4,995	959	5,954	5,215	894	6,109	-3%
Benefits and Expenses:							
Paid or credited to policyholders	2,796	926	3,722	3,098	853	3,951	-6%
Other	1,604	22	1,626	1,530	28	1,558	4%
Special Charges	204	–	204	–	–	–	–%
Net operating income before income taxes	391	11	402	587	13	600	-33%
Income taxes	120	9	129	191	9	200	-36%
Net income before minority and other interests	271	2	273	396	4	400	-32%
Minority and other interests	–	2	2	6	4	10	-80%
Net income before goodwill amortization	271	–	271	390	–	390	-31%
Amortization of goodwill	4	–	4	4	–	4	–%
Net income	$ 267	$ –	$ 267	$ 386	$ –	$ 386	-31%
Summary of Net Income							
Preferred shareholder dividends	$ 1	$ –	$ 1	$ –	$ –	$ –	–%
Net income – common shareholders	266	–	266	386	–	386	-31%
Net income	$ 267	$ –	$ 267	$ 386	$ –	$ 386	-31%
[1] Excludes – segregated funds deposits	$ 5,019	$ -	$ 5,019	$ 4,611	$ -	$ 4,611	9%
– self-funded premium equivalents (ASO)	$ 8,861	$ -	$ 8,861	$ 7,695	$ -	$ 7,695	15%

[2] Results include a non-recurring charge of $204 million pre-tax ($133 million after-tax) plus operating losses of $32 million after-tax, both related to Alta Health & Life Insurance Company (Alta), an indirect wholly-owned subsidiary, previously reported at June 30, 2001, as part of the Company's United States Employee Benefits segment. The total impact of Alta on net income for the twelve months ended December 31, 2001 was a reduction of $165 million after-tax.

Reference is made to note 18 of the Lifeco financial statements, Segmented information, for the presentation of GWL&A.

Net Income – Shareholders

Years ended December 31 (in $ millions)	2001	2000	% Change
Employee Benefits			
– Alta non-recurring charges	$ (165)	$ –	–
– Other	246	205	20%
Financial Services	210	174	21%
Corporate	(24)	7	–
	$ 267	$ 386	-31%

Net income from United States Operations for 2001 was $267 million, compared to $386 million for 2000.

The decrease in earnings compared to a year ago was primarily related to Alta Health & Life Insurance Company. A non-recurring charge of $204 million ($133 million after tax) and operating losses of $32 million after tax, both associated with Alta, are included in Employee Benefits 2001 results.

The positive earnings results, after excluding the impact of special non-recurring charges associated with Alta, reflect improvement in individual mortality, an increase in fee income in Financial Services, and an increase in expense recoveries in the group life and health block of business, offset by unfavourable group morbidity particularly in the small case market.

In terms of reportable segments, a discussion of those results follows in the major business unit reports.

Premiums and Deposits

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Employee Benefits						
Group life and health	$ 10,570	$ 9,439	12%	$ 1,014	$ 1,452	-30%
401(k)	2,838	2,938	-3%	1,169	1,553	-25%
Financial Services						
Savings	1,925	1,916	–%	1,025	1,035	-1%
Insurance	1,573	1,363	15%	867	875	-1%
	$ 16,906	$ 15,656	8%	$ 4,075	$ 4,915	-17%
Summary by Type						
Risk-based products	$ 3,026	$ 3,350	-10%			
ASO contracts	8,861	7,695	15%			
Segregated funds deposits:						
– Individual products	1,369	959	43%			
– Group products	3,650	3,652	–%			
Total premiums and deposits	$ 16,906	$ 15,656	8%			

The 8% increase in premium income and deposits in 2001 was comprised of growth in Employee Benefits premium income and deposits of $1.0 billion, and an increase in Financial Services premium income and deposits of $219 million. The growth in the Employee Benefits segment is primarily due to premium equivalents on ASO contracts which reflect higher medical claims in 2001. The increase of $219 million in Financial Services premium income was due to increased segregated fund Bank-Owned Life Insurance (BOLI) premium and increased single premium in the public non-profit business.

The decrease in the risk-based products of 10% primarily reflects a reduction in group life and health premiums of $35 million and a decrease in life insurance premium of $247 million associated with BOLI. The segregated funds increase of 43% in individual products is primarily driven by the sales of the BOLI variable life product.

Premiums and Deposits

ASO contracts **52%** (49%)
Risk-based products **18%** (21%)
Segregated funds deposits - Group products **22%** (23%)
Segregated funds deposits - Individual products **8%** (7%)

2000 figures are shown in brackets

Net Investment Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Gross investment income	$ 1,476	$ 1,479	–%
Less: Investment expenses	15	15	–%
Net investment income	$ 1,461	$ 1,464	–%

Net investment income for 2001, representing the investment revenue from general funds assets (excludes segregated funds assets) remained the same as 2000, reflecting a combination of market conditions and minimal growth in the general account portfolio. The bond component of net investment income remains at 70% in 2001, as the Company continues to invest primarily in investment grade bonds.

Bonds **70%** (70%)
Mortgage loans **7%** (8%)
Loans to policyholders **21%** (20%)
Other **1%** (1%)
Real estate **1%** (1%)

2000 figures are shown in brackets

Fee Income *(in $ millions)*

Years ended December 31	2001	2000	% Change
Segregated funds	$ 252	$ 259	-3%
ASO contracts	1,105	963	15%
Other	110	73	51%
	$ 1,467	$ 1,295	13%

Fee income is derived from the management of segregated funds assets and the administration of group health ASO business. The increase in fee income in 2001 is a combination of General American and Allmerica growth more than offsetting a decrease in Alta business. The decrease in segregated funds fees reflects the impact of weakening U.S. equity markets.

Fee Income

ASO contracts **75%** (74%)
Segregated funds **17%** (20%)
Other **8%** (6%)

2000 figures are shown in brackets

Paid or Credited to Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For risk-based products the amount paid or credited to policyholders decreased 6% when compared to 2000. The decrease is primarily related to a decrease in actuarial liabilities of $246 million, which is primarily associated with a reduction in fixed BOLI premium.

Policyholder dividends credited in 2001 were $200 million, compared to $181 million in 2000.

Other *(in $ millions)*

Years ended December 31	2001	2000	% Change
Total expenses	$ 1,287	$ 1,199	7%
Less: Investment expenses	15	15	–%
Operating expenses	1,272	1,184	7%
Commissions	296	304	-3%
Premium taxes	58	70	-17%
Total	$ 1,626	$ 1,558	4%

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Operating expenses for 2001 are higher than 2000 levels by 7% or $88 million. The change in the U.S. conversion rate in 2001 accounts for $62 million of the increase. Expenses are $31 million higher for the Employee Benefits segment, primarily due to the acquisition of Allmerica business.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The decrease of 3% is mostly related to Employee Benefits as sales were off over 30% in group life and health business.

Consolidated Balance Sheet – United States Operations

Years ended December 31 *(in $ millions)*	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Assets						
Invested assets	$ 14,836	$ 8,009	$ 22,845	$ 13,814	$ 7,091	$ 20,905
Goodwill	66	–	66	77	–	77
Other assets	1,249	309	1,558	1,367	278	1,645
Total assets	$ 16,151	$ 8,318	$ 24,469	$ 15,258	$ 7,369	$ 22,627
Segregated funds assets			19,774			18,477
Total assets under administration			$ 44,243			$ 41,104
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 11,847	$ 7,832	$ 19,679	$ 11,857	$ 6,945	$ 18,802
Net deferred gains on portfolio investments sold	123	8	131	99	2	101
Other liabilities	2,038	243	2,281	1,249	203	1,452
Total liabilities	14,008	8,083	22,091	13,205	7,150	20,355
Minority and other interests	–	235	235	–	219	219
Capital stock and surplus	2,143	–	2,143	2,053	–	2,053
Total liabilities, capital stock and surplus	$ 16,151	$ 8,318	$ 24,469	$ 15,258	$ 7,369	$ 22,627

Assets

Total assets under administration increased $3.1 billion or 7.6% in 2001 when compared to the year ended December 31, 2000. Segregated funds assets increased $1.3 billion due to the change in U.S. exchange rates which contributed $1.2 billion, while the weakening of the equity markets in the United States offset new cash flow in 2001. The invested assets of the general fund increased $1.9 billion through a combination of the change in U.S. exchange rates, which resulted in a $1.3 billion increase, and growth in guaranteed public non-profit and individual life businesses.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2001 remained flat at $1.5 billion. The Company's overall investment portfolio earned a yield of 7.4% in 2001, compared to 7.6% in 2000.

In 2001, funds available for investment and mortgages subject to renewal and rate adjustment totaled $1.9 billion, and were placed as follows:

- 40% in U.S. government and agency bonds,
- 58% in other bonds,
- 2% in mortgage renewals.

Asset Distribution

December 31 (in $ millions)	2001		2000	
Government bonds	$ 5,012	22%	$ 3,608	17%
Corporate bonds	11,301	50	11,173	54
Mortgages	977	4	1,265	6
Stocks and real estate	327	1	285	1
Sub-total portfolio investments	17,617		16,331	
Cash & certificates of deposit	448	2	344	2
Policy loans	4,780	21	4,230	20
Total invested assets	$ 22,845	100%	$ 20,905	100%

The Company's new bond investments included not only publicly-traded securities, but also well-structured private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2002 investment program.

As of December 31, 2001, approximately 95% of the Company's invested assets were cash, bonds or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 97% of the portfolio rated investment grade.

Bond Portfolio Quality *(excludes $578 million short-term investments, $544 million in 2000)*

December 31 (in $ millions)	2001		2000	
Estimated Rating				
AAA	$ 9,131	58%	$ 7,565	53%
AA	1,415	9	1,452	10
A	2,203	14	2,292	17
BBB	2,580	16	2,739	19
BB or lower	406	3	189	1
Total	$ 15,735	100%	$ 14,237	100%

Structured securities remain at 46% of the bond portfolio, and corporate bonds at 54% of the bond portfolio. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The aggregate amount of non-performing loans at December 31, 2001 was $138 million or 0.8% of portfolio investments, up from $34 million or 0.2% at the end of 2000. Total allowances for credit losses were $100 million at year-end 2001, compared to $104 million at the end of 2000.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2002.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 89% of policy liabilities are non-cashable prior to maturity, subject to market value adjustments or withdrawal penalties.

Cashable Liability Characteristics

December 31 (in $ millions)	2001	2000
Surrenderable insurance and annuity liabilities		
At market value	$ 6,812	$ 6,056
At book value	6,859	6,683
Total	$ 13,671	$ 12,739

Liquid Assets

December 31 (in $ millions)	2001 Balance Sheet Value	2001 Market Value	2000 Balance Sheet Value	2000 Market Value
Cash & certificates of deposit	$ 448	$ 448	$ 344	$ 344
Highly marketable securities				
Government bonds	3,566	3,603	2,430	2,279
Corporate bonds	7,658	7,778	7,260	7,243
Common/Preferred shares	119	117	104	144
Total	$ 11,791	$ 11,946	$ 10,138	$ 10,010

At December 31, 2001, United States Operations had $400 million repurchase agreements with third-party broker-dealers; there were no repurchase agreements at December 31, 2000; and had $154 million of outstanding commercial paper at December 31, 2001, compared with $146 million at December 31, 2000.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Segregated Funds

The Company continues to offer a broad selection of mutual and segregated funds. During 2001, such funds administered by the Company grew to $19.8 billion, reflecting the change in U.S. exchange rates, compared with $18.5 billion at year-end 2000.

Outlook – Investment

A synchronized global economic slowdown was the theme of 2001. The U.S. economy is currently in recession, as are economies around the world. Policymakers, both domestically and internationally, cut short-term interest rates throughout 2001 as growth slowed or contracted. A very moderate upturn in U.S. economic growth is expected in the second half of 2002; foreign economies are expected to lag a U.S. economic turnaround by at least one quarter. Ultimately, very aggressive monetary and fiscal policy will provide support for the U.S. economy.

In the U.S., the Federal Reserve Board cut short-term interest rates eleven times over the course of the year, from 6.50% to the current rate of 1.75%. Interest rates across the curve established lows in early November and have been trading in a range since then. It is likely that yields will decline again as inflation slows further in the first part of the recovery, and then will resume their upward bias.

The Company's investment portfolio is well positioned for a rising interest rate environment pending economic recovery. The portfolio is well diversified and comprised of high quality, relatively stable assets. The Company has taken advantage of wide spreads across asset classes, opportunistically adding exposure to investment grade bonds appropriate for the expected economic and interest rate environment, as well as liability requirements. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Segregated Funds Assets

December 31 (in $ millions)	2001	2000	1999	1998	1997
Variable funds	$ 16,103	$ 16,394	$ 16,771	$ 14,588	$ 10,545
Stable asset accounts	3,671	2,083	1,227	847	654
Total	$ 19,774	$ 18,477	$ 17,998	$ 15,435	$ 11,199
Year over year growth	7%	3%	17%	38%	–

Business Segments – GWL&A

Employee Benefits

Consolidated Net Income

Years ended December 31 (in $ millions)	2001	2000
Income:		
Premium income	$ 1,749	$ 1,785
Net investment income	136	136
Fee and other income	1,254	1,117
Total income	3,139	3,038
Benefits and Expenses:		
Paid or credited to policyholders	1,488	1,446
Other	1,333	1,278
Special Charges	204	–
Net operating income before income taxes	114	314
Income taxes	31	106
Net income before minority and other interests	83	208
Minority and other interests	–	–
Net income before goodwill amortization	83	208
Amortization of goodwill	2	3
Net income	$ 81	$ 205

Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	81	205
Net income	$ 81	$ 205

Net income for Employee Benefits increased 20% in 2001, before one-time charges of $133 million and operating losses of $32 million, net of tax, related to Alta Health & Life Insurance Company (Alta), as discussed below.

Medical costs and utilization trends were higher in 2001, which contributed to a decrease in operating performance.

Overall group life and health membership was down 18%, reflecting discontinuance of Alta new business, strong renewal rate action and the general decline in the economy.

401(k) premiums and deposits decreased 3% from $2.9 billion in 2000 to $2.8 billion in 2001, as a result of lower new case sales and higher termination rates in 2001.

Employee Benefits – Divisional Summary

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Group life and health – guaranteed	$ 1,709	$ 1,744	-2%	$ –	$ 6	–
– ASO	8,861	7,695	15%	1,014	1,446	-30%
Group life and health fee income	1,105	963	15%	–	–	–
401(k)	2,838	2,938	-3%	1,169	1,553	-25%
401(k) fee income	149	154	-3%	–	–	–
Total	$ 14,662	$ 13,494	9%	$ 2,183	$ 3,005	-27%

Group Life and Health

The 2001 premiums and deposits for group life and health were $10.6 billion, an increase of 12% from 2000, due to an increase in ASO equivalents, reflecting higher medical claims.

The Company acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to the Company's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, the Company incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers will eventually be moved to GWL&A contracts. All Alta sales and administration staff became employees of the Company and the underwriting functions will be conducted by the underwriting staff of the Company. Alta's operating performance has improved in the fourth quarter of 2001, as the result of pricing changes initiated during 2001.

Fee income increased 15% from $963 million in 2000 to $1.1 billion in 2001. This increase is due to a combination of an amendment to a specific reinsurance contract, which is offset with higher operating expenses, significant price increases in the overall group health block of business, and fee increases from service providers.

Benefits and expenses increased 3% from $2.6 billion in 2000 to $2.7 billion in 2001, due to higher medical costs and increased utilization.

Effective March 2000, GWL&A assumed a block of group life and health business from Allmerica and converted each case at renewal to GWL&A administration. In addition, the Company acquired the Allmerica life and health sales organization, which expanded its sales distribution capacity and increased market penetration in cities where the Company did not have a sales office.

Effective January 1, 2000, the Company acquired the group life and health business of General American. GWL&A coinsured all the risks associated with the General American block of business in 2000. Effective January 2001, GWL&A assumed the General American business through an assumption reinsurance transaction. The acquisition added 904,000 and 992,000 medical members and $3.6 billion and $3.0 billion of equivalent premium income for 2001 and 2000, respectively.

The total life and health block of business is comprised of 2.6 million members at December 31, 2001, down from 3.1 million members a year ago.

401(k)

The 401(k) new case sales decreased from 973 in 2000 to 598 in 2001 which, in conjunction with higher terminations, led to a net case decline for 2001. However, the business was able to maintain a consistent level of lives. The total 401(k) block of business under administration is comprised of 6,888 employer groups and more than 545,000 individual participants, compared to 6,975 employer groups and more than 550,000 individual participants in 2000.

During 2001, the in-force block of 401(k) business had higher terminations, which resulted in persistency of 90%, compared to 92% in 2000. Total assets under administration decreased from $12.2 billion to $11.9 billion. The decrease in assets is primarily attributed to weakening equity markets in the U.S. Net cash flow decreased to over $725 million from just over $750 million in 2000.

Participants can elect to contribute funds to either GWL&A's internally managed funds or externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, American Century, Janus, INVESCO, and Dreyfus. The Company continues to review investment opportunities for participants. The 401(k) products currently offered permit the customer to elect between a product with and without variable asset charges and allow participants to access a self-directed brokerage account.

Risk Analysis and Management

There are risk factors associated with both the group life and health and 401(k) lines of business.

Health care risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in the health care delivery system, such as the development of new practice standards or breakthrough treatments.

The Company manages some of these risks through product design. Currently, there is an industry movement to control utilization by offering plans that pass on more of the health care costs to members. The Company strives to ensure profitability through premium repricing and underwriting management, product design and contract administration. An example of this concept is the extensive use of self-funded health care plans. The Company manages utilization through ONE Corp., which is also responsible for negotiating provider contracts. The Company is investing in enhanced managed care programs and service, and continues to emphasize quality assurance programs.

The Company managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through increasing the proportion of its business using products without a variable asset charge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Outlook – Employee Benefits

In order to remain competitive, a focused effort on provider contracting is essential to ensure strong morbidity results. Sales efforts will be streamlined and concentrated on self-funded products. Continued emphasis will be placed on expense economies and synergies to ensure competitive administrative costs. Efficiency will be improved through implementation of system initiatives and through process redesign. The successful reorganization of business units will remain an important operational issue from both a cost and quality perspective.

The Company will continue to enhance its One Health Plan managed care subsidiaries with continued emphasis on medical claims management. In 2001, the Company began converting to a three-tier prescription drug program that will continue into 2002 and will help reduce drug costs. The Company's Internet-based disease management program for members with diabetes, asthma, coronary heart disease and other chronic illnesses will be expanded in 2002 to include new conditions.

Delivering cost-effective, value-added services via the Internet will continue to be a main focus for the Company. The Company has implemented online enrollment capabilities for 401(k) participants, as well as an online Investment Advisor to provide 401(k) participants with personal investment advice via the Internet. Online enrollment for life and health members was implemented in 2001. As a further enhancement to the Company's Internet services, online billing is scheduled for implementation in 2002 and will provide its customers with improved service, as well as generate cost savings to the Company.

Financial Services

Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001			2000		
	Shareholder	Participating Policyholder	Total	Shareholder	Participating Policyholder	Total
Income:						
Premium income	$ 852	$ 425	$ 1,277	$ 1,159	$ 406	$ 1,565
Net investment income	801	534	1,335	798	488	1,286
Fee and other income	213	–	213	178	–	178
Total income	1,866	959	2,825	2,135	894	3,029
Benefits and Expenses:						
Paid or credited to policyholders	1,310	926	2,236	1,650	853	2,503
Other	257	22	279	228	28	256
Net operating income before income taxes	299	11	310	257	13	270
Income taxes	88	9	97	82	9	91
Net income before minority and other interests	211	2	213	175	4	179
Minority and other interests	–	2	2	–	4	4
Net income before goodwill amortization	211	–	211	175	–	175
Amortization of goodwill	1	–	1	1	–	1
Net income	$ 210	$ –	$ 210	$ 174	$ –	$ 174
Summary of Net Income						
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	210	–	210	174	–	174
Net income	$ 210	$ –	$ 210	$ 174	$ –	$ 174

Total net income for Financial Services increased 21% in 2001, reflecting higher earnings from an increase in investment margins, additional fee income from new third-party administration cases, and improved mortality.

Sales and premium income results are discussed below by major business unit. Overall, 2001 sales (including separate account sales) were essentially flat with 2000 levels, as fixed Bank-Owned Life Insurance (BOLI) premiums in 2001 were lower than 2000 by $260 million. This was mostly offset by 2001 variable BOLI single premiums being $243 million higher than 2000 variable sales.

A regulated percentage of returns in the participating account is credited to the shareholders' account. In 2001 the amount credited was $10.4 million, which was down slightly from the 2000 amount of $11.3 million.

Financial Services – Divisional Summary

Years ended December 31 (in $ millions)	Premiums and Deposits			Sales		
	2001	2000	% Change	2001	2000	% Change
Business/Product						
Savings	$ 1,925	$ 1,916	–%	$ 1,025	$ 1,035	-1%
Savings fee income	185	165	12%	–	–	–
Insurance	1,573	1,363	15%	867	875	-1%
Insurance fee income	28	13	115%	–	–	–
Total	$ 3,711	$ 3,457	7%	$ 1,892	$ 1,910	-1%

Savings

Premiums and deposits totaled $1.9 billion in 2001, unchanged from 2000. Premiums from separate account products were $1.2 billion in 2001, unchanged from a year ago; while fixed premiums totaled $703 million in 2001 and $744 million in 2000.

Savings fee income increased $20 million or 12% in 2001 to $185 million. The growth in fee income was the result of new sales and the increase in revenue from additional new participants in FASCorp, an administrative services company. These increases more than offset the decreased fees on variable funds related to the weakness in the equity markets. The increase in insurance fee income to $28 million from $13 million reflects the growth in variable BOLI business.

The Financial Services core savings business is the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts, increased 7.9% during 2001 to $12.7 billion. Fixed assets increased slightly from $5.6 billion in 2000 to $6.0 billion in 2001. The significant variable sales in 2001 helped to offset the impact of the reduction associated with the lower U.S. equity markets resulting in an overall growth of variable assets from $6.1 billion in 2000 to $6.7 billion in 2001.

Financial Services again experienced an exceptionally high retention rate on P/NP contract renewals. Part of this customer loyalty comes from initiatives to provide high-quality service while controlling expenses.

The Company continued to limit sales of GICs and to allow this block of business to contract in response to the highly competitive GIC market.

The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally managed funds offered to participants in 2001 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Templeton, T. Rowe Price and Vista.

Customer participation in fixed income segregated funds increased, as many customers prefer the combination of the security of fixed income securities and segregated funds assets. Assets under management for these segregated funds totaled $1.9 billion in 2001, compared to $1.1 billion in 2000.

FASCorp administered records for approximately 2.2 million participants in 2001, compared to 1.9 million in 2000.

The Company continues to develop the relationship with Charles Schwab, Inc. In 2001, Charles Schwab sold $369 million of annuities, compared to $414 million in 2000.

Risk Analysis and Management
Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Life Insurance

Individual life insurance revenue premiums and deposits increased slightly from $1.4 billion in 2000 to $1.6 billion in 2001. The insurance lines are experiencing the same trend that the savings business has seen over the last few years, as $999 million of BOLI premiums were recorded as segregated funds deposits, compared to $540 million in 2000.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on Corporate-Owned Life Insurance (COLI) products. As a result of these legislative changes, the Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not have a material impact on the Company's operations.

Bank sales of life insurance in 2001 grew to 32,705 policies compared to 13,288 sold in 2000. The Company continues to emphasize this line of business by expanding the number of large financial institutions offering the Company's life insurance products.

The Company continues to develop the marketing of institutional life policies through other institutional customers, such as Charles Schwab, Inc., and certain Internet-based brokers, such as QuoteSmith.com. In 2001, these channels sold 4,775 life insurance policies, compared to 4,081 insurance policies in 2000.

Risk Analysis and Management
The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing the retention of the business. On new sales in the institutional markets, reinsurance has been obtained for at least 50% of the mortality risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.

Outlook – Financial Services

Increased emphasis on the need for retirement funds in the maturing government employee market is expected to continue the flow of deposits into the retirement accounts of existing participants. The shortage of employees in the job market has led the government markets to introduce employer-matching plans which should also increase the number of potential government employees who contribute to retirement plans. The current market trend of replacing existing defined benefit plans with defined contribution plans is expected to provide marketing opportunities in the future. The Company has participated in proposals for the few cases that have converted and has had success with its current marketing strategy.

Continued management emphasis on the reduction of unit costs in FASCorp will allow the Company to remain competitive in the record keeping market. The increase of 300,000 new lives under administration in FASCorp in 2001 is indicative of this trend, which is expected to continue in the future.

Individual annuities have experienced substantial growth in the variable market with the Schwab non-qualified annuities. Sales are expected to increase, as the Schwab annuity is a very competitively priced product distributed through a well-known and respected broker. In late 2001, Schwab introduced a new variable annuity product for its customers with larger account balances that will have a lower asset charge. This is expected to increase product sales in 2002.

Individual bank policy sales are expected to grow by 50% over the number of policies sold in 2001. Distribution channels are presently established in four large banks and management plans to expand into additional banks in 2002. BOLI sales are expected to continue to be strong in the segregated funds market.

Corporate

The Corporate segment is mainly used to record the business activities of Lifeco, as well as those that are not associated with the major business units of GWL&A. The Corporate segment includes investment income, expenses and charges related to capital and other assets not associated with major business units, forward foreign exchange contracts, U.S. withholding taxes on dividends, and prior years' tax adjustments.

Net loss for the Corporate segment of United States shareholder operations in 2001 was $24 million, compared to net income of $7 million for 2000, primarily reflecting the net settlement of forward foreign exchange contracts, which are described in note 1(c) to the financial statements.

Corporate – Consolidated Net Income

Years ended December 31 *(in $ millions)*	2001	2000
Income:		
Premium income	$ –	$ –
Net investment income	(10)	42
Fee and other income	–	–
Total income	(10)	42
Benefits and Expenses:		
Paid or credited to policyholders	(2)	2
Other	14	24
Net operating income before income taxes	(22)	16
Income taxes	1	3
Net income before minority and other interests	(23)	13
Minority and other interests	–	6
Net income before goodwill amortization	(23)	7
Amortization of goodwill	1	–
Net income	$ (24)	$ 7

Summary of Net Income	2001	2000
Preferred shareholder dividends	$ 1	$ –
Net income – common shareholders	(25)	7
Net income	$ (24)	$ 7

ANNEX A – Item 28

03 APR -8 AM 7:21

GREAT-WEST LIFECO INC.

100 Osborne Street North

Winnipeg, Manitoba R3C 3A5

2001 ANNUAL INFORMATION FORM

DATED April 25, 2002

GREAT-WEST LIFECO INC.

2001 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Page

GENERAL INFORMATION

Great-West Lifeco Inc. ("Lifeco") is a financial services holding company that owns 100% of the voting shares of The Great-West Life Assurance Company ("Great-West"), a Canadian life insurance company, and, indirectly, 100% of the voting shares in Great-West Life & Annuity Insurance Company ("GWL&A"), an insurance company domiciled in the State of Colorado. Great-West is governed by the Insurance Companies Act (Canada) (the "ICA"). Under the ICA, financial statements, unless otherwise specified by the Superintendent of Financial Institutions, Canada, are to be prepared in accordance with generally accepted accounting principles.

Certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Unless otherwise specified, the information contained herein is presented as at December 31, 2001.

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31. All income and expense items are translated at an average rate for the year. The rates employed by year are:

December	Balance Sheet	Operations
2001	1.5930	1.5490
2000	1.5000	1.4853
1999	1.4433	1.4856

The effective rate for the translation of GWL&A's net income reflects the translation of U.S. dollar operations at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. For the period ended December 31, 2001, excluding charges related to Alta, the effective rate was $1.4858 ($1.5135 for the period ended December 31, 2000).

INCORPORATION

Lifeco was incorporated under the Canada Business Corporations Act on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by (i) Certificate of Amendment dated November 6, 1997 pursuant to which 32,000,000 Class A Preferred Shares were designated as "Non-Cumulative Class A Preferred Shares, Series 1" and the rights, privileges, restrictions and conditions attached thereto were established, (ii) Certificate of Amendment dated September 9, 1998 pursuant to which Lifeco's common shares were subdivided on a two for one basis, and (iii) Certificate of Amendment dated March 3, 1999 pursuant to which 8,000,000 First Preferred Shares were designated as "Non-Cumulative First Preferred Shares, Series D" and the rights, privileges, restrictions and conditions attached thereto were established.

Lifeco owns 100% of the voting shares of Great-West, and 25.81% of the non-voting shares of Great-West. The principal subsidiary of Great-West is London Insurance Group Inc. ("LIG"), a company continued under the Canada Business Corporations Act. Great-West owns 100% of the voting shares of LIG. LIG owns 100% of the voting shares of London Life Insurance Company ("London Life") and Lifeco owns 100% of the non-voting shares of London Life.

On December 31, 2000 Great-West conveyed ownership of GWL&A to a newly-formed wholly owned subsidiary of Lifeco.

GWL&A, a stock life insurance company organized in 1907, is domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Lifeco. Lifeco currently has no other holdings and carries on no businesses or activities that are unrelated to its holdings in Great-West and GWL&A and their subsidiaries. Lifeco is not restricted to investing in Great-West and GWL&A, and may make other investments in the future.

GENERAL DEVELOPMENT OF BUSINESS

Through Great-West and its major subsidiary London Life in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, and retirement and investment products are offered to individuals, businesses and other private and public organizations. As well, through its subsidiaries, Great-West offers specialty reinsurance in specific niche markets.

At December 31, 2001, 55% of Lifeco's total assets under administration were attributable to its Canadian business, compared to 56% at December 31, 2000, and 45% were attributable to its United States business, compared to 44% at December 31, 2000. Lifeco received 71% of its premium income for risk products in 2001 from Canada and 29% from the United States compared to 66% and 34% respectively in 2000. See the tables of premiums set forth on pages 10 through 12.

The insurance business in both Canada and the United States is highly competitive and participants in the industry frequently introduce new products and utilize new marketing approaches. Great-West, London Life and GWL&A have been able to compete successfully by identifying specific market niches and developing specific products so that they have improved and expanded their product base and market share.

NARRATIVE DESCRIPTION OF THE BUSINESS

Products

The premium income analysis tables (pages 10 - 12) identify the sources of consolidated premium income from its various products according to the classifications described below for the three years 1999 to 2001. The amount of claims paid under Administrative Services Only (ASO) health insurance plans are considered group health self-funded premium equivalents in assessing the growth of Great-West's consolidated premium income. Health care costs under ASO plans are primarily the responsibility of the employer, rather than the insurance company, which is paid administrative fees for providing the claim payment facility. This method of managing Great-West and GWL&A's risk exposure reduces the volatility of income while at the same time provides an acceptable level of return on invested equity.

As part of their product lines, Great-West, London Life and GWL&A have segregated investment fund assets under administration which are managed on a fee basis and total $38.9 billion ($37.2 billion at December 31, 2000). These funds are predominantly employed to fund retirement savings plan obligations of group and individual clients. Apart from the death and maturity benefit guarantees, clients bear the full investment risk of, and receive all the benefits from, the assets of the funds. The amount of deposits to segregated fund accounts should be considered in assessing the consolidated premium income of Lifeco.

The major business units of Great-West in Canada are:

Group Insurance

Great-West provides a wide range of group insurance products and services under its own brand to close to 25,000 employers across Canada. The Company has a significant presence in all market segments – by region, case size and product. Group insurance products include: life and accidental death and dismemberment insurance, short and long-term disability insurance, health and drug coverages not provided by government plans, dentalcare, visioncare and employee assistance plans.

Individual Insurance and Investment Products

Individual Life Insurance

Great-West and London Life manufacture and service a wide range of life insurance products for individuals under their respective brands, including participating and non-participating whole life, universal life and term insurance. These products are designed to meet Canadian consumers' evolving needs ranging from basic life insurance protection to advanced tax and estate planning.

Living Benefits

Great-West manufactures and services a range of disability and critical illness products for individuals under the Great-West brand. The Company's disability insurance products are designed to meet the unique personal and business needs of professionals, partners, business owners and employees. Critical illness insurance is designed to complement disability and life insurance protection by providing a one-time lump sum benefit to help cover additional expenses associated with specified critical conditions.

Retirement and Investment Services

Great-West and London Life provide long-term savings and investment products for individuals and employer groups. The companies focus sales and reinvestment activities on investment funds. These include 250 segregated funds as well as an exclusive family of 40 mutual funds, the Quadrus Group of Funds™, available through Quadrus Investment Services. The Quadrus Group of Funds include several manufactured by Mackenzie Financial Corporation.

A subsidiary of London Life, Quadrus Investment Services is a mutual fund dealer for registered investment representatives associated with both Great-West and Freedom 55 Financial™ (a division of London Life). Quadrus also offers investment representatives access to about 1,500 third-party mutual funds through an accommodation service.

Reinsurance and Specialty General Insurance

This segment primarily reflects the operations of major subsidiaries of London Life:

- London Reinsurance Group (LRG) enters into reinsurance contracts which are agreements in which an insurer transfers certain risks on its insurance policies to another insurer, called a reinsurer. LRG reinsures life, property and casualty, accident and health and annuity business.

- London Guarantee focuses on underwriting specialty insurance products in niche markets within the property and casualty insurance marketplace in Canada. London Guarantee was sold on March 21, 2002, to the St. Paul Companies of Saint Paul, Minnesota.

The major business units of GWL&A in the United States are:

Employee Benefits

The Employee Benefits division provides a full range of employee benefit products to more than 13,000 employers across the United States. To better meet the needs of this variety of employers, GWL&A introduced two units – one focuses exclusively on the 20 to 500 life employer, and the other on the 500-plus employer. GWL&A offers these employers the advantage of a strategic benefits solution - an integrated package of group life and disability insurance, an attractive managed care portfolio that includes a range of health care options, flexible spending accounts, and 401(k) savings plans provided by the Financial Services division.

Financial Services

The Financial Services Division primarily develops, administers and sells retirement savings and life insurance products and services for individuals, and employees of state and local governments, hospitals, non-profit organizations and public school districts.

GWL&A's core savings business is the public/non-profit (P/NP) pension market, providing investment products, administrative and communication services to employees of state and local governments (IRC Section 457 Deferred Compensation Plans), as well as employees of hospitals, non-profit organizations and public school districts (IRC Section 401, 403(b), 408 and 457 plans).

In addition, Financial Services is responsible for the 401(k) annuity product, which is marketed to employers as part of the Employee Benefit strategic solution and currently has more than 546,000

participants enrolled. GWL&A offers both guaranteed and variable options to the employees, with the majority of the cash flow to the separate account variable option. GWL&A has implemented online enrollment capabilities for 401(k) participants, as well as an online investment advisor to provide 401(k) participants with personal investment advice via the internet.

Marketing and Distribution

Canada – Great-West and London Life

Great-West's group insurance products and services are marketed to mid-size and large organizations primarily through brokers and independent consultants, affiliated agents, and Great-West and Freedom 55 Financial security advisors supported by 236 group sales and service representatives located in 15 group offices across Canada. Sales to small groups (less than 35 employees) are primarily through Great-West and Freedom 55 Financial security advisors and intercorporate marketing agreements, supported by 156 employee benefit specialists and service representatives located in 26 Resource Centres across Canada.

Great-West's individual life, living benefits (disability income and critical illness), and individual retirement and investment (guaranteed and segregated funds) products are marketed by 831 Great-West financial security advisors, brokers, and representatives of other financial services companies through special marketing arrangements. The most significant arrangements are with London Life, through its Freedom 55 Financial division, and Investors Group. Career support for financial security advisors and product support for all channels is provided through 29 Resource Centres located in all provinces except Prince Edward Island.

London Life's individual life and retirement and investment products are marketed exclusively through Freedom 55 Financial security advisors. Freedom 55 Financial has 2,777 financial security advisors and more than 230 management staff located in 70 financial centres across Canada.

Group retirement products and services are marketed through Group Retirement Services sales and service staff located in regions throughout the country. These products are sold by Freedom 55 Financial and Great-West financial security advisors, as well as by group retirement brokers and consultants.

Quadrus Investment Services, a wholly owned subsidiary of London Life, provides broker-dealer services to registered Great-West and Freedom 55 Financial investment representatives, who also market Quadrus Group of Funds.

Great-West and London Life also have marketing arrangements with other companies to offer third-party products through the Great-West and Freedom 55 Financial distribution channels. Alliances with two other leading insurers have expanded the life insurance and investment products offered by both Great-West and Freedom 55 Financial security advisors. These products meet client needs where Great-West or London Life could not otherwise offer sufficiently competitive products.

International – (LIG)

London Insurance Group offers reinsurance products through London Reinsurance Group (LRG). Reinsurance contracts are legal agreements in which an insurer transfers certain risks on its insurance policies to another insurer, called a reinsurer. LRG reinsures life, property and casualty, accident and health and annuity business. Contracts are custom designed, underwritten and marketed to major insurance and reinsurance companies around the world, but primarily in the United States and Europe.

United States – GWL&A

GWL&A is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in all states in the United States except NewYork, and in the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company conducts business in New York through its subsidiary, First Great-West Life & Annuity Insurance Company. GWL&A is also a licensed reinsurer in the state of New York.

The Company offers employers a total benefits solution – an integrated package of group life and disability insurance, managed-care programs, 401(k) savings plans and flexible spending accounts. Through integrated pricing, administration, funding, and service, the Company helps employers provided cost-effective benefits that will attract and retain quality employees, and at the same time, helps employees reach their personal goals by offering benefit choices, along with information needed to make appropriate choices. Many customers also find this integrated approach appealing because their benefit plans are administered through a single company with linked systems that provide on-line administration and account access, for enhanced efficiency and simplified plan administration.

The Company's core retirement savings business is in the public/non-profit pension market. The Company provides investment products, and administrative and communication services, to employees of state and local governments (Internal Revenue Code Section 457 plans), as well as employees of hospitals, non-profit organizations, and public school districts (Internal Revenue code Section 401, 403(b), 408, and 457 plans). The Company provides pension plan administrative services through a subsidiary company, Financial Administrative Services Corporation (FASCorp). The Company provides marketing and communication services through another subsidiary company, BenefitsCorp, Inc., and through BenefitsCorp Equities, Inc., a broker-dealer subsidiary of BenefitsCorp, Inc. (collectively, BenefitsCorp).

GWL&A has entered into a marketing agreement with Charles Schwab & Co., Inc. to sell individual fixed and variable qualified and non-qualified deferred annuities.

Benefits Communication Corporation ("BenefitsCorp"), a wholly-owned subsidiary of GWL&A, distributes defined contribution pension products and services to over 1,700 public/non-profit groups, including governmental entities, hospitals and non-profit organizations and public school districts. There are 15 regional BenefitsCorp offices with 168 sales personnel. BenefitsCorp sales personnel sell to employees of public and private sector employers and offer one or more financial service products to employees through a program arranged with the employer.

Financial Administrative Services Corporation (FASCorp), formed in 1993, is a wholly-owned subsidiary of GWL&A with the sole purpose of providing comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored retirement plans.

The United States insurance markets are all extremely competitive. Within the employee benefit market, GWL&A believes that it has sufficient critical mass; a highly trained marketing organization; a decentralized and highly cost effective Benefit Payment Organization; and the necessary managed health care expertise to grow profitably. GWL&A's pension operations are tightly focused on the voluntary retirement savings niche, where it is a market leader, and where it expects to continue to develop this market in the future. GWL&A expects a period of consolidation to occur and in order to be well positioned when this occurs, GWL&A continues to closely manage expenses and strengthen its wholesale distribution channels.

Selected Consolidated Financial Information

The following tables set forth certain information concerning Lifeco for the periods indicated:

	For the years ended December 31			Compound Growth Rate (%)
	2001 (1)	2000	1999	1999-2001
	(in millions except per share amounts) (unaudited)			
For the Period				
Premium and fee income including risk premiums, self-funded premium equivalents and segregated fund deposits				
- Life insurance	$3,925	$3,661	$3,323	8.7
- Annuities	7,641	8,551	6,373	9.5
- Health insurance	13,205	11,784	8,169	27.1
- Reinsurance	3,359	2,810	2,023	28.9
- Property & casualty insurance	96	68	52	35.9
- Fee & other income	1,858	1,641	1,222	23.3
Net income	546	674	569	(2.0)
Preferred shareholder dividends paid	31	31	33	(3.1)
Net income - common shareholders	515	643	536	(2.0)
Return on common shareholders' equity	13.7%	18.6%	17.1%	(10.5)
Per Share				
Earnings per common share	1.39	1.72	1.43	(1.4)
Book value per common share	10.47	9.81	8.70	9.7
Dividends paid per share				
Series A First Preferred	-	-	0.46875	-
Series B First Preferred	1.8625	1.8625	1.8625	-
Series C First Preferred	1.9375	1.9375	1.9375	-
Series D First Preferred	1.1750	1.1750	0.94805	-
Class A Series 1	1.25	1.25	1.25	-
Common	0.78	0.65	0.53	21.3
At Period Ending				
Life insurance in force (face amount)	487,216	501,838	471,078	1.7
Annuities in force (funds held)	49,306	48,690	47,255	2.1
Health insurance in force (annualized premiums)	14,045	13,903	9,238	23.3
Total assets under administration	98,026	92,913	87,240	6.0
Long term debt				
- Mortgages on real estate	156	158	155	0.3
- Reinsurance debt & other notes payable	25	25	36	(16.7)
- Senior debentures	679	463	352	38.9
	860	646	543	25.8
Capital stock and surplus				
- Non-cumulative preferred shares	530	530	530	-
- Common shares	1,553	1,556	1,561	(0.3)
- Surplus	2,314	2,094	1,698	16.7
- Total	4,397	4,180	3,789	7.7
Number of employees	15,111	14,565	13,728	4.9

(1) Includes two specific non-recurring charges, comprised of a third quarter claims provision in Canadian Operations of $73 million after-tax in the shareholder account, from the events of September 11, 2001, and a second-quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company.

Selected Consolidated Financial Information (cont'd)

The following table summarizes the operating results of Lifeco for the periods indicated:

	For the years ended December 31			Compound Growth Rate (%)
	2001 (1)	2000	1999	1999-2001
	(in millions except per share amounts) (unaudited)			
Income				
Premium income	$ 10,477	$ 9,976	$ 8,526	10.9
Net investment income	3,713	3,649	3,580	1.8
Fee and other income	1,858	1,641	1,222	23.3
	16,048	15,266	13,328	9.7
Benefits and expenses				
Paid or credited to policyholders including dividends and experience refunds	12,030	11,374	9,936	10.0
Commissions, expenses and taxes	3,362	3,090	2,640	12.8
	15,392	14,464	12,576	10.6
Net income before minority and other interests	$ 656	$ 802	$ 752	(6.6)
Minority and other interests of The Great-West Life Assurance Company and its subsidiaries				
Participating policyholder	20	27	83	(50.9)
Preferred shareholder dividends	22	33	34	(19.6)
Minority shareholder interest	2	3	6	(42.3)
	$ 44	$ 63	$ 123	(40.2)
Net income before amortization of goodwill	$ 612	$ 739	$ 629	(1.4)
Amortization of goodwill	66	65	60	4.9
Net income	$ 546	$ 674	$ 569	(2.0)
Summary of Net Income				
Preferred shareholder dividends	$ 31	$ 31	$ 33	(3.1)
Net income - common shareholder	515	643	536	(2.0)
Net income	$ 546	$ 674	$ 569	(2.0)
Earnings per common share	$ 1.39	$ 1.72	$ 1.43	(1.4)

QUARTERLY FINANCIAL INFORMATION

Eight Quarters		Total Revenue	Total Assets Under Administration	Net Income Common Shareholder	Net Earnings Per Common Share
		(in millions except per share amounts) (unaudited)			
2001	Fourth Quarter	$ 4,286	$ 98,026	$ 189	$ 0.51
	Third Quarter	3,922	93,850	124	0.33
	Second Quarter	4,051	93,390	36	0.10
	First Quarter	3,789	93,518	166	0.45
2000	Fourth Quarter	$ 4,242	$ 92,913	$ 174	$ 0.47
	Third Quarter	3,705	94,544	164	0.44
	Second Quarter	3,728	92,261	164	0.43
	First Quarter	3,591	90,575	141	0.38

(1) Includes two specific non-recurring charges, comprised of a third quarter claims provision in Canadian Operations of $73 million from the events of September 11, 2001, and a second-quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company.

Selected Consolidated Financial Information (cont'd)

The following tables summarize premium income for Lifeco for the periods indicated:

Premium Income Analysis in Dollars
(unaudited)

	For the years ended December 31			Compound Growth Rate (%)
	2001	2000 (in millions)	1999	1999-2001
Business category				
Individual	$ 2,418	$ 2,663	$ 2,660	(4.7)
Group	4,588	4,435	3,791	10.0
Corporate	16	-	-	N/A
Reinsurance	3,359	2,810	2,023	28.9
Property & Casualty	96	68	52	35.9
Total	10,477	9,976	8,526	10.9
Product lines				
Life insurance	2,926	3,120	3,026	(1.7)
Annuity	990	991	720	17.3
Health insurance	3,106	2,987	2,705	7.2
Reinsurance	3,359	2,810	2,023	28.9
Property & Casualty	96	68	52	35.9
	10,477	9,976	8,526	10.9
Geographic				
Canada	7,451	6,626	5,765	13.7
United States	3,026	3,350	2,761	4.7
Total	10,477	9,976	8,526	10.9
Segregated Fund Deposits not included above				
Canada	2,631	3,490	2,113	11.6
United States	5,019	4,611	3,837	14.4
Total	7,650	8,101	5,950	13.4
Claims paid under administrative services only plans not included above				
Canada	1,238	1,102	1,039	9.2
United States	8,861	7,695	4,425	41.5
Total	10,099	8,797	5,464	36.0
Premiums including segregated fund deposits and claims paid under administrative services only plans				
Canada	11,320	11,218	8,917	12.7
United States	16,906	15,656	11,023	23.8
Total	$ 28,226	$ 26,874	$ 19,940	19.0

Selected Consolidated Financial Information (cont'd)

Premium Income Analysis in Percentages
(unaudited)

	For the years ended December 31		
	2001	2000	1999
Business category			
Individual	23.1	26.7	31.2
Group	43.8	44.4	44.5
Corporate	0.1	-	-
Reinsurance	32.1	28.2	23.7
Property & Casualty	0.9	0.7	0.6
Total	100	100	100
Product lines			
Life insurance	27.9	31.3	35.5
Annuity	9.5	9.9	8.5
Health insurance	29.6	29.9	31.7
Reinsurance	32.1	28.2	23.7
Property & Casualty	0.9	0.7	0.6
	100	100	100
Geographic			
Canada	71	66	68
United States	29	34	32
Total	100	100	100
Segregated Fund Deposits not included above			
Canada	34	43	36
United States	66	57	64
Total	100	100	100
Claims paid under administrative services only plans not included above			
Canada	12	12	19
United States	88	88	81
Total	100	100	100
Premiums including segregated fund deposits and claims paid under administrative services only plans			
Canada	40	42	45
United States	60	58	55
Total	100	100	100

Selected Consolidated Financial Information (cont'd)

The following tables supplement the foregoing with a detailed breakdown of premiums generated from business in each of Canada and the United States for the three years 1999 to 2001.

Premiums Canada & U.S.

Premiums - Canada

	For the years ended December 31		
	2001	2000 (in millions) (unaudited)	1999
Life insurance and annuity premiums			
Life insurance			
Individual	$ 1,589	$ 1,560	$ 1,538
Group	378	370	355
Corporate	16	-	-
Annuities			
Individual	106	141	157
Group	141	66	151
Total	$ 2,230	$ 2,137	$ 2,201
Health insurance premiums	1,766	1,611	1,489
Claims paid under administrative services only plans not included above	1,238	1,102	1,039
Segregated fund deposits not included above	2,631	3,490	2,113
Reinsurance	3,359	2,810	2,023
Property & Casualty	96	68	52
TOTAL CANADA	$ 11,320	$ 11,218	$ 8,917

Premiums - United States

	For the years ended December 31		
	2001	2000 (in millions) (unaudited)	1999
Life insurance and annuity premiums			
Life insurance			
Individual	$ 565	$ 814	$ 838
Group	378	376	295
Annuities			
Individual	31	31	16
Group	712	753	396
Total	$ 1,686	$ 1,974	$ 1,545
Health insurance premiums	1,339	1,376	1,216
Claims paid under administrative services only plans not included above	8,862	7,695	4,425
Segregated fund deposits not included above	5,019	4,611	3,837
TOTAL UNITED STATES	$ 16,906	$ 15,656	$ 11,023
TOTAL COMPANY	$ 28,226	$ 26,874	$ 19,940

Investment Activities

The consolidated investment income derived from the investment of Lifeco's consolidated assets makes an important contribution to the results of its operations. This consolidated investment income has grown over the past three years reflecting the growth in Lifeco's portfolio of assets.

Investment Income

The following table outlines the composition of consolidated investment income for the three years 1999 to 2001.

	For the years ended December 31		
	2001	2000	1999
		(in millions) (unaudited)	
(i) Investment income earned from:			
Bonds	$ 2,333.2	$ 2,311.3	$ 2,226.3
Mortgage loans	683.7	655.6	695.9
Stocks	57.6	(10.2)	33.4
Real estate	87.4	73.5	65.2
Loans to policyholders	431.4	387.3	343.5
Other	(22.0)	2.8	0.2
Sub-total	3,571.3	3,420.3	3,364.5
(ii) Amortization of gains and losses:			
Bonds	90.8	101.5	128.2
Mortgage loans	18.2	15.7	16.1
Stocks	87.1	109.2	80.6
Real estate	21.0	17.2	9.6
Sub-total	217.1	243.6	234.5
(iii) Provision for credit losses:			
Bonds	(8.5)	(14.4)	-
Mortgage loans	4.3	29.3	16.1
Real estate	0.3	1.3	1.6
Sub-total	(3.9)	16.2	17.7
(iv) Provision for deterioration of real estate market values	-	-	-
(v) Investment expenses	(33.8)	(30.1)	(38.1)
(vi) Lifeco entity investment income	(37.6)	(0.4)	1.8
Net investment income	3,713.1	3,649.6	3,580.4
Canada	2,251.7	2,186.1	2,193.8
United States	1,461.4	1,463.5	1,386.6
Total	$ 3,713.1	$ 3,649.6	$ 3,580.4

General Funds Investments

Consistent with the nature of its policy obligations, Lifeco's subsidiaries invest the majority of their general funds in medium to long term fixed income obligations, primarily bonds. Notwithstanding a continued overall emphasis on fixed income investments, Lifeco's subsidiaries review investment strategy on an ongoing basis in light of current market conditions. In addition, close attention is given to matching cash flows and maturities of investments with policy liabilities. Further discussion is contained under the heading "Asset/Liability Management" on pages 21 & 22.

Authority for investment policy rests with the Boards of Directors of Great-West and GWL&A while operating authority is delegated to the investment officers and professional staff. The nature of Great-West's investments must comply with the requirements of the Insurance Companies Act and, as appropriate, with the Insurance Code of the State of Michigan, Great-West's state of entry in the United States. The nature of GWL&A's investments must comply with the Insurance Code of the State of Colorado.

The following table summarizes the composition of the consolidated invested assets of Lifeco, exclusive of segregated funds, at the dates indicated:

	December 31 (dollars in millions)					
	2001		2000		1999	
	$	%	$	%	$	%
Bonds	32,581.4	64.3	30,326.1	63.5	30,397.3	64.5
Cash and certificates of deposit	837.3	1.7	740.3	1.5	746.6	1.6
Mortgages	8,368.8	16.5	8,787.2	18.4	8,941.8	19.0
Stocks	1,378.5	2.7	1,132.6	2.4	808.8	1.7
Real estate	1,271.7	2.5	1,211.5	2.5	1,105.8	2.3
Loans to policyholders	6,212.7	12.3	5,583.4	11.7	5,161.6	10.9
Total	50,650.4	100.0	47,781.1	100.0	47,161.9	100.0

Bonds, Cash and Certificates of Deposit

Fixed rate investments are carried at amortized cost net of any allowance for credit losses. While estimated market values vary somewhat from book value, it is expected that, in the absence of circumstances requiring an unusual degree of liquidity, Great-West and/or GWL&A will not be required to sell a significant amount of bonds and mortgages before maturity. Investment strategy emphasizes appropriate matching of asset cash flow with estimated liability requirements.

In the normal course of business Great-West and GWL&A will realize gains and losses from sales of bonds in its portfolio due to changes in interest rates, which are considered to be an adjustment of future portfolio yield and amortized to income over the period to maturity of the security sold. At December 31, 2001 realized unamortized gains totaled $530 million.

The following table shows the consolidated categories of bonds and cash and certificates of deposit at the dates indicated:

	For the years ended December 31		
	2001	2000	1999
		(in millions) (unaudited)	
Canada			
Bonds (1)			
Government	$ 6,124.1	$ 5,741.1	$ 7,623.9
Corporate	10,144.6	9,804.1	8,976.4
Cash and certificates of deposit	388.9	396.0	290.6
Total Canada	$ 16,657.6	$ 15,941.2	$ 16,890.9
United States			
Bonds (1)			
Government	$ 5,012.1	$ 3,609.0	$ 2,870.0
Corporate	11,300.6	11,171.9	10,927.0
Cash and certificates of deposit	448.4	344.3	456.0
Total United States	$ 16,761.1	$ 15,125.2	$ 14,253.0
TOTAL	$ 33,418.7	$ 31,066.4	$ 31,143.9
Market Value	$ 34,124.5	$ 31,219.9	$ 30,326.5

(1) Investments in bonds are carried at amortized cost net of any allowance for credit losses.

Mortgages

Great-West carries on its mortgage operations through regional offices in major cities in Canada and GWL&A in the United States, directly from its Denver head office. The portfolio of mortgages at December 31, 2001 was comprised of 29,033 residential single family loans totaling $2.5 billion and 1,613 apartment and commercial loans with a book value of $5.8 billion.

Lifeco's consolidated mortgage investment policy emphasizes a broadly diversified portfolio of residential, commercial and industrial mortgages. The following table illustrates the changes in book value of the consolidated mortgage portfolio by category in Canada and the United States for the dates indicated.

	December 31					
	2001		2000		1999	
	$	%	$	%	$	%
			(dollars in millions)			
Canada (1)						
Residential						
- Single Family	2,541.7	30.0	2,927.8	32.9	2,971.2	32.6
- Apartments	2,352.4	27.7	1,928.7	21.7	1,678.5	18.4
Retail and shopping centres	973.6	11.5	1,009.4	11.3	1,096.4	12.1
Office buildings	780.2	9.2	817.7	9.2	883.4	9.7
Industrial	644.3	7.6	722.1	8.1	805.9	8.9
Other	120.7	1.4	143.3	1.6	152.5	1.7
Allowance for credit losses	(21.3)	-	(26.9)	-	(52.8)	-
Total Canada	7,391.6	87.4	7,522.1	84.8	7,535.1	83.4
United States (1)						
Residential						
- Single Family	-	-	-	-	-	-
- Apartments	157.1	1.9	196.1	2.2	227.0	2.5
Retail and shopping centres	347.0	4.1	429.9	4.8	452.5	5.0
Office buildings	360.2	4.2	483.6	5.4	526.7	5.8
Industrial	70.1	0.8	105.2	1.2	129.4	1.4
Other	134.7	1.6	142.1	1.6	173.9	1.9
Allowance for credit losses	(91.9)	-	(91.8)	-	(102.8)	-
Total U.S.	977.2	12.6	1,265.1	15.2	1,406.7	16.6
Total	8,368.8	100.0	8,787.2	100.0	8,941.8	100.0
Market Value	8,794.0		9,112.0		9,058.6	

(1) Investments in mortgage loans are carried at amortized cost net of any allowance for credit losses.

In addition to its diversification by type of property, the mortgage portfolio is diversified geographically as follows:

Canada	% of value of portfolio as at December 31, 2001
Ontario	56.3 %
British Columbia	17.0
Quebec	11.6
Alberta	7.5
Manitoba	3.5
Atlantic Provinces	2.9
Saskatchewan	1.1
Territories and out of Canada	0.1
	100.0 %

United States	% of value of portfolio as at December 31, 2001
California	29.3 %
Michigan	9.3
Ohio	8.5
Illinois	8.5
New Jersey	7.7
Minnesota	5.2
Maryland, Virginia and District of Columbia	5.1
Florida	4.4
Georgia	3.5
Missouri	3.5
Others (12 states)	15.0
	100.0 %

Non-Performing Loans

Included in the value of invested assets are the following non-performing loans:

	December 31 (in millions) (unaudited)					
	2001		2000		1999	
	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount
Asset Class						
Bonds	18	$ 152.3	6	$ 36.3	-	$ -
Mortgage loans	60	18.1	47	28.8	82	79.6
Foreclosed real estate	4	16.9	3	7.4	8	16.7
Total	82	$ 187.3	56	$ 72.5	90	$ 96.3
Geographic						
Canada	68	$ 48.8	49	$ 38.4	80	$ 61.5
United States	14	138.5	7	34.1	10	34.8
Total	82	$ 187.3	56	$ 72.5	90	$ 96.3

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan-by-loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) Payments are 90 days or more in arrears, except in those cases where, in the opinion of management there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) Modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible, the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Non-accrual bonds increased to $152.3 in 2001 from $36.3 the previous year.

Non-accrual mortgages decreased to $18.1 million at December 31, 2001 from $28.8 million at the previous year-end. The non-performing loans at December 31, 2001 included, in Canada, 55 residential single-family loans totaling $5.3 million, and 3 commercial loans totaling $4.5 million, and in the United States 2 loans totaling $8.3 million.

Foreclosed real estate increased to $16.9 million at December 31, 2001 representing 3 properties in the United States. During 2001, 1 property was sold. There were 2 foreclosures in 2001.

The following table shows the amount and the in year changes of the Allowance for Credit Losses for the years applicable.

	December 31		
	2001	2000	1999
		(in millions) (unaudited)	
Balance beginning of year	$ 146.9	$ 177.8	$ 203.1
Provision for credit losses charged to operations			
- normal	4.0	(16.4)	(11.6)
- cyclical	-	-	(6.1)
Recoveries of prior write-offs	2.3	9.9	9.1
Write-offs - restructured loans	-	(4.7)	-
Write -offs - other loans	(14.5)	(58.5)	(9.1)
Other - including foreign exchange rate changes	6.8	38.8	(7.6)
Balance - end of year	$ 145.5	$ 146.9	$ 177.8
Asset Class			
Bonds	$ 32.3	$ 28.2	$ 21.3
Mortgage loans	113.2	118.7	155.6
Foreclosed real estate	-	-	0.9
Total	$ 145.5	$ 146.9	$ 177.8
Geographic			
Canada	$ 45.8	$ 43.2	$ 56.7
United States	99.7	103.7	121.1
Total	$ 145.5	$ 146.9	$ 177.8

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in policy liabilities, reflects Lifeco's estimate of potential future credit losses.

Included in mortgage investments are the following modified/restructured loans:

	December 31		
	2001	2000	1999
		(in millions) (unaudited)	
Canada	$ 63.2	$ 76.9	$ 102.6
United States	172.8	221.4	230.2
Total	$ 236.0	$ 298.3	$ 332.8

These loans are performing in accordance with their current terms.

Stocks

Investment in stocks at December 31, 2001 totalled $1,252.2 million in Canada and $126.3 million in the United States, representing approximately 2.7% of total invested assets. The following table shows the categories of stocks held by Lifeco at the dates indicated:

	December 31		
	2001	2000	1999
		(in millions) (unaudited)	
Preferred shares at cost	$ 287.7	$ 227.3	$ 212.9
Common, convertible preferred and other shares at cost	1,059.4	867.0	583.1
Adjustment (1)	31.4	38.3	12.8
Total	$ 1,378.5	$ 1,132.6	$ 808.8
Market value	$ 1,410.3	$ 1,263.3	$ 888.3

(1) Adjustment: Investments in stocks are carried at cost plus a moving average market value adjustment of 15% per annum. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market, are determined by management.

At December 31, 2001 the preferred share portfolio consisted of $127.7 million of securities of private companies and $160.0 million of public companies; the common and convertible preferred share portfolio consisted of $171.0 million of securities of private companies and $888.4 million of public companies.

Real Estate

The following table shows the real estate assets by category in Canada and the United States for the dates indicated:

	December 31		
	2001	2000	1999
		(in millions) (unaudited)	
CANADA (1)			
Head office	$ 89.7	$ 89.2	$ 87.2
Income producing	861.2	841.8	785.6
Land and property under development	43.8	42.7	24.5
Acquired by foreclosure	-	4.3	2.1
Ground rents	1.7	2.3	2.3
Moving average market value adjustment	75.4	59.5	45.0
Sub-total	$ 1,071.8	$ 1,039.8	$ 946.7
UNITED STATES (1)			
Head office	$ 184.4	$ 157.1	$ 146.5
Income producing	2.9	5.2	3.9
Land and property under development	0.5	-	-
Acquired by foreclosure	16.9	3.2	14.6
Ground rents	-	-	-
Moving average market value adjustment	(4.8)	6.3	(5.9)
Sub-total	$ 199.9	$ 171.8	$ 159.1
Total	$ 1,271.7	$ 1,211.6	$ 1,105.8
Market Value	$ 1,510.5	$ 1,422.7	$ 1,271.5

(1) Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of 10% per annum, which represents a portion of the difference between adjusted book value and year-end market value for real estate properties and ground rents owned by the company. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Great-West owns its head office complex located in Winnipeg, Manitoba, consisting of three connected buildings containing 500,000 square feet situated on approximately 16.4 acres of land. London Life owns its head office complex located in London, Ontario which contains a total of 632,000 square feet and a nearby storage facility with an additional 100,000 square feet.

In the United States, GWL&A owns an office building complex in the Denver, Colorado area containing 691,000 square feet and an adjoining building containing approximately 61,000 square feet. These buildings are the headquarters for GWL&A's operations.

The balance of real estate is held for investment purposes. It is categorized into the following portfolios: developed income producing properties, land held for development, properties under development, properties acquired by foreclosure and ground rents.

Developed income producing real estate consisted of 71 properties in the Canadian operations and 2 in the United States operation. The total net book value of these properties was $864 million at December 31, 2001.

Land held for development and properties under development were carried at a book value of $43.8 million at December 31, 2001 and consisted of 8 properties in Canada.

Real estate acquired by foreclosure consisted of 3 foreclosed properties carried at a book value of $16.9 million in the United States.

Policy Loans

Under most permanent individual life insurance policies and some annuities issued by Great-West, the individual policyowner has the right to obtain a policy loan on the security of the cash value of the policy. These loans then become investments of the insurance company. On policies issued prior to 1968, there are contractual limits on the loan interest rates ranging from 5 to 6%. On policies issued subsequent to this date, there is no contractual limit on the interest rate for policy loans. Great-West has an established policy for setting policy loan interest rates, which takes into account factors such as the current bank prime rate and industry guidelines on setting policy loan interest rates.

In the United States, policy loan rates are set by state legislation and loan rates of most newly issued policies may not exceed certain maximum interest rates as determined by recognized bond indices.

The following table sets out the details of policy loans outstanding at December 31:

	2001			2000		
Policy Loans	Participating	Non-participating	Total	Participating	Non-participating	Total
(1)			(in millions)			
Canada	$ 1,405	$ 28	$ 1,433	$ 1,339	$ 14	$ 1,353
United States	4,337	443	4,780	3,728	502	4,230
Total	$ 5,742	$ 471	$ 6,213	$ 5,067	$ 516	$ 5,583

(1) Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

Asset/Liability Management

The asset portfolios of Great-West and GWL&A support the obligations to customers and contribute returns for both participating policyholders and shareholders.

The investment objectives of Great-West and GWL&A are safety of the principal amount of investments and maximization of investment return. Fluctuating interest rates can materially affect investment returns, as asset and liability values may respond differently to changes in interest rates. This interest rate risk is controlled by managing assets and liabilities in relation to each other, rather than separately.

Two elements of asset/liability management are cashflow sensitivity management and cashflow matching.

1) Cashflow Sensitivity Management

In an environment of fluctuating interest rates, the stability of a company's assets and liabilities can be affected in quite different ways. An increase in interest rates reduces the market value of fixed income assets. If, during a time of rising interest rates, customers are in a position to redeem policies at little or no cost and reinvest the proceeds at higher rates elsewhere, the company may be forced to raise funds by selling assets at those reduced market values. The loss involved in this process is an example of adverse sensitivity to a rise in interest rates. Similarly, during a period of declining interest rates, if borrowers have the option to prepay their loan, and refinance at lower yields elsewhere, the company may be faced with reinvestment at lower yields. The lost yield on reinvestment is an example of the adverse sensitivity to a decline in interest rates. The extent to which a significant change in interest rates causes the timing of cashflow to be altered to the detriment of the company is one form of cashflow sensitivity.

Cashflow sensitivity is managed by Great-West and GWL&A using a combination of measures for both the assets and liabilities.

The stability of liabilities has been improved by designing and marketing products, particularly annuities, which have a fixed or determinate term or, if the term is not fixed, that have surrender provisions which reflect current financial market conditions.

Similarly, the potential for adverse interest rate sensitivity of assets is minimized by restricting the degree to which call and repayment options are granted to borrowers. Where options are granted, the asset portfolios are adjusted as necessary to recognize the increased interest rate sensitivity.

2) Cashflow Matching

Cashflow matching refers to the process of acquiring assets whose cashflows in amount and timing mirror as much as possible those of the liabilities.

Great-West and GWL&A emphasize cashflow matching at time of liability creation. As new liabilities are generated or existing liabilities repriced, fixed income assets are acquired with similar payment characteristics. In practice this requires the acquisition of short term or floating rate assets to match short-term liabilities, medium term bonds and mortgages for certain annuity products, and terms as long as 15 to 20 years for single premium annuities not subject to withdrawal.

Asset portfolios are also adjusted over time to maintain the desired relationship between assets and liabilities. The requirement to make such adjustments will depend on the quality of the initial matching, and on the degree of cashflow sensitivity to fluctuating interest rates.

Fixed income derivatives are utilized on occasion to adjust interest rate reset dates of assets to better match that of the liabilities. Their availability enhances the ability of Great-West and GWL&A to manage exposure to fluctuating interest rates.

Both Great-West and GWL&A believe their processes and techniques enable them to reasonably measure the effect of interest rate fluctuations on their business and to make adjustments to control the identified risks.

Accounting

Lifeco, as a Canadian reporting insurance holding company, has adopted the same accounting practices as its principal operating subsidiary in Canada, Great-West. Great-West prepares its financial statements in accordance with generally accepted accounting principles with certain modifications specified by the Superintendent of Financial Institutions, Canada.

Lifeco's insurance subsidiaries maintain distinct accounts for participating and non-participating business. Both net income and surplus amounts are attributed to the participating policyholder and shareholder accounts. A portion, as restricted by law, of the distributions from the participating account is credited to the shareholder account.

Lifeco's shareholder surplus from which shareholder dividends are paid is derived from dividends paid by its subsidiaries together with any other income earned by Lifeco's net assets.

Accounting methods employed by insurers, the segregation of results between accounts and the allocation of investment income and expense are closely monitored through regular supervisory examinations.

Policy Liabilities

In each insurance subsidiary an actuary is responsible for policy liability determination. For Canadian GAAP, each actuary must follow generally accepted actuarial practice. Assumptions about future asset yields, timing of cash flows, rates of mortality, morbidity and other claim contingencies, expense and policy terminations must be realistic together with an appropriate provision for adverse deviation. As well, an actuary must comply with any valuation directives from OSFI.

To the extent that the valuation assumptions employed are more conservative than the assumptions used in the calculation of premium rates, the initial policy liabilities will cause an earnings strain because in the year of sale of a policy, selling expenses and policy liabilities (which must be established in the first year) will exceed premium income. To the extent the valuation assumptions prove to be conservative, this first year earning strain is offset by higher net earnings in the years following.

Income Taxes

Lifeco is taxed in Canada on its net income after deducting dividends from subsidiaries.

Income taxes are payable by life insurers under the Income Tax Act (Canada) and applicable provincial tax acts on their taxable income from carrying on business in Canada as determined by special rules relating to life insurers.

Life insurers are required to pay a 15% Investment Income Tax on investment income deemed to be credited to Canadian life insurance policies. Also, a Large Corporations Tax, equal to 0.2250% of the Canadian capital and surplus and Canadian real estate is payable. Capital tax is also payable at the rate of 1.5% on Canadian capital and surplus. Federal Income tax is creditable against the capital tax otherwise payable.

In the United States, stock life insurers, including non-resident life insurers, are taxed upon their gain from operations on United States business (as determined by special rules relating to life insurers).

The United States taxable income of non-resident life insurers may include investment income in excess of the investment income attributed by Great-West to its United States business.

The United States Revenue Reconciliation Act of 1990 requires that a life insurance company capitalize expenses equal to the following percentages of premium income, except premium arising from qualified plans, and amortize those expenses over 10 years.

Annuity Contracts	1.75%
Group Life Insurance Contracts	2.05%
Other Life Insurance and Non-Cancellable Health Contracts	7.70%

For business conducted outside Canada or the United States, Lifeco's subsidiaries are subject to tax laws and regulations enacted in those jurisdictions.

Premium Taxes

In Canada, premium taxes are paid on life and health insurance premiums to the provincial and territorial governments. In the United States, premium taxes are also extended to certain annuity products and are paid to each state and some municipalities. The premium tax rate varies and ranges up to 4.27%. Premium taxes are deductible for income tax purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis, set forth on pages 16 through 53 of Lifeco's 2001 Annual Report, is hereby incorporated by reference.

MARKET FOR SECURITIES

Lifeco's common shares, Non-Cumulative First Preferred Shares, Series "B", Non-Cumulative First Preferred Shares, Series "C", Non-Cumulative First Preferred Shares, Series "D", and Non-Cumulative Class A Preferred Shares, Series 1 are listed and posted for trading on The Toronto Stock Exchange.

GLOSSARY OF INSURANCE AND FINANCIAL TERMS

A Glossary of Insurance and Financial Terms, set forth on pages 95 and 96 of Lifeco's 2001 Annual Report, is hereby incorporated by reference.

DIRECTORS AND OFFICERS

DIRECTORS

Name and Municipality of Residence	Director Since	Principal Occupation within the Five Preceding Years
Gail S. Asper (1) Winnipeg, Manitoba	April 23, 1998	Corporate Secretary, CanWest Global Communications Corporation (an international media company); President, CanWest Global Foundation (a private charitable foundation)
James W. Burns, O.C. (2) (3) Winnipeg, Manitoba	May 15, 1986	Chairman of the Boards of Lifeco, Great-West, LIG, and London Life; Deputy Chairman, Power Corporation of Canada (a holding and management corporation)
Orest T. Dackow (3) Castle Rock, Colorado	April 22, 1992	Corporate Director; formerly President and Chief Executive Officer, Lifeco
André Desmarais (3) Westmount, Québec	April 22, 1992	President and Co-Chief Executive Officer, Power Corporation of Canada (a holding and management corporation); Deputy Chairman, Power Financial Corporation (a holding corporation with substantial interests in the financial services industry)
The Honourable Paul Desmarais, P.C., C.C. Westmount, Québec	May 15, 1986	Chairman of the Executive Committee, Power Corporation of Canada (a holding and management corporation)
Paul Desmarais, Jr. (2) (3) Westmount, Québec	May 15, 1986	Chairman and Co-Chief Executive Officer, Power Corporation of Canada (a holding and management corporation); Chairman, Power Financial Corporation (a holding corporation with substantial interests in the financial services industry)
Robert Gratton (2) (3) Outremont, Québec	April 25, 1990	President and Chief Executive Officer, Power Financial Corporation (a holding corporation with substantial interests in the financial services industry); Chairman of the Board, GWL&A

DIRECTORS

Name and Municipality of Residence	Director Since	Principal Occupation within the Five Preceding Years
Charles H. Hollenberg, M.D., O.C. (3) Toronto, Ontario	May 15, 1986	Senior Consultant, Cancer Care Ontario
Daniel Johnson Montréal, Québec	April 22, 1999	Of Counsel to McCarthy Tétrault LLP (Barristers and Solicitors) since 1998; Prime Minister of Québec in 1994 and Leader of the Opposition from 1994 –1998
Kevin P. Kavanagh (3) Winnipeg, Manitoba	May 15, 1986	Corporate Director; Chancellor, Brandon University
J. Blair MacAulay (2) (3) Oakville, Ontario	May 15, 1986	Of Counsel to Fraser Milner Casgrain LLP (Barristers & Solicitors)
The Right Honourable Donald F. Mazankowski, P.C., O.C. (3) Vegreville, Alberta	January 27, 1994	Corporate Director and Business Consultant since June, 1993; previously Member of the Parliament of Canada, Deputy Prime Minister and Minister of Finance
William T. McCallum (3) Cherry Hills, Colorado	April 28, 1993	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer, GWL&A
Raymond L. McFeetors (3) Winnipeg, Manitoba and London, Ontario	April 28, 1993	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer of Great-West, LIG and London Life
Randall L. Moffat (1) Winnipeg, Manitoba	May 15, 1986	Corporate Director; formerly Chairman and President, Moffat Communications Limited (television and cable broadcasting)
Jerry E. A. Nickerson (1) (2) (3) North Sydney, Nova Scotia	May 15, 1986	Chairman of the Board, H. B. Nickerson & Sons Limited (a management and holding company)
Gordon F. Osbaldeston, P.C., C.C. London, Ontario	April 23, 1998	Corporate Director; former Clerk of the Privy Council and Secretary to the Canadian Cabinet; former Under-Secretary of State for Economic Development

DIRECTORS

Name and Municipality of Residence	Director Since	Principal Occupation within the Five Preceding Years
The Honourable P. Michael Pitfield, P.C., Q.C. Westmount, Québec	May 15, 1986	Vice-Chairman, Power Corporation of Canada (a holding and management corporation); Member of the Senate of Canada
Michel Plessis-Bélair, F.C.A. (1) (3) Town of Mount Royal, Québec	April 25, 1990	Vice-Chairman and Chief Financial Officer, Power Corporation of Canada (a holding and management corporation); Executive Vice-President and Chief Financial Officer, Power Financial Corporation (a holding corporation with substantial interests in the financial services industry)
H. Sanford Riley Winnipeg, Manitoba	November 26, 1997	Chairman of the Board, Investors Group Inc. (a financial services corporation); formerly President and Chief Executive Officer, Investors Group Inc.
Guy St-Germain, C.M. (1) (3) Outremont, Québec	April 24, 1991	President, Placements Laugerma Inc. (a private holding company)
Gérard Veilleux, O.C. (1) Montréal, Québec	April 23, 1998	Vice-President, Power Corporation of Canada (a holding and management corporation)

All directors are elected to hold office until the close of the next annual meeting of shareholders.

Lifeco has an Audit Committee, a Stock Option Plan Administrative Committee and an Executive Committee. Those directors designated by "(1)" are members of the Audit Committee, those directors designated by "(2)" are members of the Stock Option Plan Administrative Committee, and those directors designated by "(3)" are members of the Executive Committee.

EXECUTIVE OFFICERS

Name and Municipality of Residence	Principal Occupation within the Five Preceding Years
Raymond L. McFeetors Winnipeg, Manitoba and London, Ontario	Co-President and Chief Executive Officer, Lifeco since April 2000; President and Chief Executive Officer of Great-West, LIG and London Life
William T. McCallum Cherry Hills, Colorado	Co-President and Chief Executive Officer, Lifeco since April 2000; President and Chief Executive Officer, GWL&A
Mitchell T. G. Graye Castle Rock, Colorado	Vice-President, Finance, United States, Lifeco; Executive Vice-President and Chief Financial Officer, GWL&A
D. Craig Lennox Englewood, Colorado	Vice-President, Counsel and Secretary, United States, Lifeco; Senior Vice-President, General Counsel and Secretary, GWL&A
William W. Lovatt Winnipeg, Manitoba	Vice-President, Finance, Canada, Lifeco; Executive Vice-President and Chief Financial Officer, Great-West, LIG and London Life
Sheila A. Wagar, Q.C. Winnipeg, Manitoba	Vice-President, Counsel and Secretary, Canada, Lifeco; Senior Vice-President, General Counsel and Secretary, Great-West, LIG and London Life

Unless otherwise indicated, all of the directors and officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies or firms identified.

As of March 8, 2002, the directors and officers of Lifeco, as a group, beneficially owned, directly or indirectly, 1,009,093 shares or 0.27% of the voting securities of Lifeco.

Mr. Paul Desmarais and associates have voting control of Power Corporation of Canada. As of March 8, 2002, Power Financial Corporation, a subsidiary of Power Corporation of Canada, controlled, directly or indirectly, 303,691,244 common shares or 82.35% of the outstanding common shares of Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of Lifeco.

ADDITIONAL INFORMATION

When the securities of Lifeco are in the course of a distribution under a preliminary short from prospectus or a short form prospectus, Lifeco will provide any person, upon request to the Vice-President, Counsel and Secretary, Canada, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, with one copy of:

(a) Lifeco's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) the comparative financial statements of Lifeco for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Lifeco that have been filed for any period after the end of its most recently completed financial year;

(c) the Management Proxy Circular of Lifeco in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not provided under clauses (a), (b) or (c) above.

At any other time, Lifeco will provide any person, upon request in the manner set out above, with a copy of the documents referred to in clauses (a), (b) and (c) above, provided that Lifeco may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Lifeco.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Lifeco's Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's comparative financial statements for its most recently completed financial year.

TRADEMARK INFORMATION

Great-West Life and key design are trademarks of The Great-West Life Assurance Company

London Life, Freedom 55, Freedom 55 Financial, London Insurance Group, London Reinsurance Group and LRG, London Guarantee and London Guarantee Insurance Company are trademarks of London Life Insurance Company.

Quadrus Investment Services Ltd. and design, Quadrus and Quadrus Group of Funds are trademarks of Quadrus Investment Services Ltd.

ANNEX A – Item 29

GREAT-WEST
LIFECO INC.

RELEASE

Great-West Lifeco reports first quarter results

Winnipeg, April 25, 2002 ... Great-West Lifeco Inc. has reported net income attributable to common shareholders of $222 million or $0.602 per common share for the three months ended March 31, 2002, an increase of 35% compared to $0.446 per common share reported for first quarter 2001.

Under accounting standards effective January 1, 2002, goodwill is no longer amortized. After adjusting first quarter 2001 to reflect the new accounting standards, 2002 represents an increase of 23% over 2001.

Highlights – first quarter 2002

- Total premiums and deposits were up 2% from a year ago.
- Return on common shareholders' equity was 21.2% for the twelve months ended March 31, 2002, compared to 20.3% in 2001, excluding 2001 non-recurring items from both calculations.
- Quarterly dividends declared were $0.225 per common share for June 28, 2002. Dividends paid on common shares for three months of 2002 were 22% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity (GWL&A) in the United States, together with Lifeco's corporate results. The following comparative figures for 2001 have been adjusted to exclude goodwill amortization.

In Canada, Great-West's first quarter net income attributable to common shareholders increased 16% to $107 million from $92 million at March 31, 2001. Including the Canadian portion of Lifeco Corporate results, Canadian consolidated net earnings of Lifeco for the first quarter of 2002 were $103 million compared to $90 million a year ago.

In the U.S., GWL&A's first quarter net income attributable to common shareholders increased 27% to US $78 million from US $62 million at March 31, 2001. Including the United States portion of Lifeco Corporate results and translated to Canadian dollars, Lifeco's United States consolidated net earnings for the first quarter of 2002 were $119 million compare

.../2

03 APR -8 AM 7:21

R3C 3A5

THE GREAT-WEST LIFE ASSURANCE COMPANY

Developments

- The Company recorded double digit growth in sales of individual insurance products in the first quarter, with life insurance sales up 26% and living benefits sales up 25% over first quarter 2001.
- Sales of segregated funds rebounded, with individual segregated funds deposits up 11% over first quarter 2001. Segregated funds assets also showed strong growth, up 9%.
- Group insurance premiums and deposits increased 8% over first quarter 2001, supported by excellent persistency of 96%, an indication of client satisfaction.
- London Life Insurance Company - a subsidiary of Great-West Lifeco Inc., closed the sale of its subsidiary, London Guarantee Insurance Company, to The St. Paul Companies of Saint Paul, Minnesota, in March. The Company had identified London Guarantee as a non-strategic business unit.

Results

"Great-West and London Life have recorded an exceptional start to the year, with excellent performance across all our lines of business," says Raymond L. McFeetors, President and Chief Executive Officer. "Whether you look at sales, premium income, expense management or earnings, this has been one of our best quarters since the integration of Great-West and London Life."

Great-West's net income for the three months ended March 31, 2002 included a gain of $31 million realized on the sale of London Life's interests in London Guarantee Insurance Company, essentially offset by an increase in credit loss provisions related to technology holdings, and a strengthening of corporate and actuarial reserves.

Total premiums and deposits for the three months ended March 31, 2002, including reinsurance premiums, were up 25% from 2001 levels. Risk-based premiums, other than reinsurance, were up 6%, self-funded premium equivalents (ASO contracts) were up 8%, and segregated funds deposits were up 6%. Reinsurance premiums were up 88%, in large part reflecting the nature of the contracts written.

Fee income increased 7% in the three months ended March 31, 2002 compared to 2001, associated with increases in both segregated funds assets and ASO contract volumes.

Total assets under administration at March 31, 2002 were $54.3 billion, up 5% from a year ago.

.../3

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Developments

- Late in 2001, the Company initiated a partnership with Citibank to distribute term insurance to the bank's retail customers. This initiative has exceeded expectations, routinely generating more than 100 term insurance customers per day from the licensed banker channel. The Company is considering expanding the program to additional retail customer channels.
- The State of Vermont selected BenefitsCorp as recordkeeper for its $140 million 457 plan. The 5,000 participant plan brings to 14 the number of states receiving defined contribution pension plan services from GWL&A.
- EducatorsMoney™ was awarded contracts to provide 457 defined contribution services to two school districts in Texas and California.

Results

"Our financial results in the first quarter reflect our continuing commitment to bottom line performance," said William T. McCallum, President & Chief Executive Officer, Great-West Life & Annuity (GWL&A). "In our health business, our results are quite satisfactory, despite a reduction in membership which has been more than compensated by expense reductions and improved pricing."

"Our Financial Services business continues to perform very well. We are particularly pleased with the potential of our bank marketing channel."

GWL&A's net income for the three months ended March 31, 2002 of US $78 million represents an increase of US $16 million over 2001. First quarter 2001 was negatively impacted by the operations of Alta Health and Life Insurance Company.

The decrease in US $ premium income and deposits for the three months ended March 31, 2002 was comprised of reductions in both Employee Benefits and Financial Services. The change in the Employee Benefits segment is due to a contraction in health care medical memberships, while the change in the Financial Services segment is primarily due to lower 401(k) single premium deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in year-to-date fee income in 2002 arises out of both the health care business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $44.1 billion at March 31, 2002, up 6% from a year ago.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.225 per share on the common shares of the Company payable June 28, 2002 to shareholders of record at the close of business June 14, 2002.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series B First Preferred Shares $0.465625 per share;
- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable June 30, 2002 to shareholders of record at the close of business June 14, 2002
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2002 to shareholders of record at the close of business July 17, 2002.

BOARD OF DIRECTORS

At a meeting today of the Board of Directors of Great-West Lifeco, Inc., following the Annual General Meeting, Mr. James W. Burns retired as Chairman of Great-West Lifeco, and indicated his intent to retire as Chairman of the Boards of The Great-West Life Assurance Company, London Life Insurance Company and London Insurance Group. Mr. Burns' role as Chairman has spanned 23 years. Mr. Robert Gratton, President and Chief Executive Officer of Power Financial Corporation, was elected Chairman of the Board by the Directors.

GREAT-WEST LIFECO

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 14 million people. Lifeco and its companies have more than $98 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../5

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Financial highlights and the March 31, 2002 interim unaudited consolidated financial statements are attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, April 25, at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at 1-800-387-6216 (passcode: Chantal) or 416-405-9328 in Toronto.

A replay of the call will be available from April 25, until May 2, and can be accessed by calling 1-800-408-3053 (passcode: 1123965) or 416-695-5800 in Toronto.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2002			2001			
	Canada	U.S.	Total	Canada	U.S.	Total	% Change
For the Three Months Ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	$ 1,033	$ 750	$ 1,783	$ 970	$ 836	$ 1,806	-1%
Reinsurance and property and casualty	1,125	-	1,125	600	-	600	88%
Self-funded premium equivalents (ASO contracts) (1)	326	2,150	2,476	302	2,368	2,670	-7%
Segregated funds deposits: (1)							
Individual products	617	199	816	558	137	695	17%
Group products	260	1,075	1,335	266	1,323	1,589	-16%
Total premiums and deposits	$ 3,361	$ 4,174	$ 7,535	$ 2,696	$ 4,664	$ 7,360	2%
Fee and other income	102	361	463	95	384	479	-3%
Paid or credited to policyholders	2,377	925	3,302	1,768	1,052	2,820	17%
Net income attributable to:							
Preferred shareholders	7	-	7	7	-	7	-%
Common shareholders	103	119	222	75	91	166	34%
Goodwill amortization adjustment (2)	-	-	-	15	1	16	
Adjusted net income common shareholders (2)	103	119	222	90	92	182	22%
Return on common shareholders' equity *(12 months)*:							
Net income			14.6%			18.7%	
Adjusted net income (2)			21.2%			20.3%	
Per Common Share							
Basic earnings			$ 0.602			$ 0.446	35%
Goodwill amortization adjustment (2)			-			0.043	
Adjusted basic earnings (2)			0.602			0.489	23%
Dividends paid			0.225			0.185	22%
Book value			10.77			10.31	4%
At March 31							
Total assets	$ 34,613	$ 23,948	$ 58,561	$ 33,737	$ 23,722	$ 57,459	2%
Segregated funds assets (1)	19,708	20,152	39,860	18,083	17,976	36,059	11%
Total assets under administration	$ 54,321	$ 44,100	$ 98,421	$ 51,820	$ 41,698	$ 93,518	5%
Capital stock and surplus			$ 4,502			$ 4,364	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income for 2001 is also presented. 2001 results include a charge of $16 after-tax or $.043 per common share related to the amortization of goodwill. On January 1, 2002 the Company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 *Goodwill and Other Intangible Assets* (see note 2 of the Company's 2002 interim financial statements). Return on common shareholders' equity is also presented excluding 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended March 31	
	2002	2001
Income		
Premium income	$ 2,908	$ 2,406
Net investment income	942	904
Fee and other income	463	479
	4,313	3,789
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,302	2,820
Commissions	171	170
Operating expenses	470	480
Premium taxes	28	30
Net operating income before income taxes	342	289
Income taxes - current	61	60
- future	43	36
Net income before minority and other interests	238	193
Minority and other interests (note 4)	9	4
Net income before amortization of goodwill	229	189
Amortization of goodwill	-	16
Net income	$ 229	$ 173
Earnings per Common Share (note 6)		
Basic	$ 0.602	$ 0.446
Diluted	$ 0.589	$ 0.438

	2002	2001
Summary of Net Income		
Preferred shareholder dividends	$ 7	$ 7
Net income - common shareholders	222	166
Net income	$ 229	$ 173
Average number of shares outstanding - basic	369,079,660	372,128,051
Average number of shares outstanding - diluted	390,264,668	379,202,781

United States operating results during the first three months of 2002 have been included at the average market rate of $1.5945 Canadian compared with $1.5280 Canadian in 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	March 31, 2002	December 31, 2001	March 31, 2001
Assets			
Bonds	**$ 32,533**	$ 32,581	$ 31,064
Mortgage loans	**8,110**	8,369	8,861
Stocks	**1,327**	1,379	1,294
Real estate	**1,241**	1,272	1,224
Loans to policyholders	**6,232**	6,213	5,835
Cash and certificates of deposit	**683**	837	864
Funds withheld by ceding insurers	**4,262**	4,477	3,888
Premiums in course of collection	**546**	410	581
Interest due and accrued	**592**	543	624
Future income taxes	**141**	317	250
Goodwill and intangible assets (note 3)	**1,730**	1,604	1,676
Other assets	**1,164**	1,157	1,298
Total assets	**$ 58,561**	$ 59,159	$ 57,459
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 43,946**	$ 43,909	$ 43,307
Provision for claims	**621**	753	717
Provision for policyholder dividends	**354**	355	338
Provision for experience rating refunds	**684**	834	465
Policyholder funds	**1,792**	1,748	1,819
	47,397	47,599	46,646
Commercial paper and other loans	**1,071**	1,075	1,025
Current income taxes	**501**	508	283
Other liabilities	**1,695**	2,181	1,778
Repurchase agreements	**434**	400	353
Net deferred gains on portfolio investments sold	**1,016**	1,049	1,083
	52,114	52,812	51,168
Minority and other interests (note 4)	**1,945**	1,950	1,927
Capital Stock and Surplus			
Capital stock (note 5)	**2,083**	2,083	2,089
Surplus	**2,056**	1,951	1,937
Provision for unrealized gain on translation of net investment in foreign operations	**363**	363	338
	4,502	4,397	4,364
Liabilities, capital stock and surplus	**$ 58,561**	$ 59,159	$ 57,459

United States assets and liabilities have been translated at the market rates of $1.5935 Canadian for March 31, 2002, $1.5930 Canadian for December 31, 2001 and $1.5774 Canadian for March 31, 2001.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2002	2001
Balance, beginning of year	**$ 1,951**	$ 1,868
Net income	**229**	173
Acquisition discount - preferred shares of subsidiary	**-**	1
Common share cancellation excess	**(34)**	(29)
Dividends to shareholders		
Preferred shareholders	**(7)**	(7)
Common shareholders	**(83)**	(69)
Balance, end of period	**$ 2,056**	$ 1,937

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2002	2001
Operations		
Net income	**$ 229**	$ 173
Adjustments for non-cash items:		
Change in policy liabilities	**(113)**	573
Change in funds withheld by ceding insurers	**215**	(333)
Change in current income taxes payable	**(11)**	(150)
Future income tax expense	**43**	36
Amortization of goodwill	**-**	16
Other	**(764)**	(129)
Cash flows from operations	**(401)**	186
Financing Activities		
Issue of common shares	**5**	6
Purchased and cancelled common shares	**(38)**	(32)
Issue (repayment) of commercial paper and other loans	**(4)**	(29)
Dividends paid	**(90)**	(76)
	(127)	(131)
Investment Activities		
Bond sales and maturities	**5,591**	4,729
Mortgage loan repayments	**431**	445
Stock sales	**60**	132
Real estate sales	**36**	-
Change in loans to policyholders	**(19)**	(252)
Change in repurchase agreements	**34**	353
Investment in subsidiaries	**72**	(15)
Investment in bonds	**(5,612)**	(4,593)
Investment in mortgage loans	**(171)**	(456)
Investment in stocks	**(40)**	(271)
Investment in real estate	**(8)**	(3)
	374	69
Increase in cash and certificates of deposit	**(154)**	124
Cash and certificates of deposit, beginning of year	**837**	740
Cash and certificates of deposit, end of period	**$ 683**	$ 864

Notes to Interim Consolidated Financial Statements *(unaudited)*

(Amounts in millions of dollars unless otherwise noted)

1. Basis of Presentation

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco) at March 31, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2001, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2001.

2. Change in Accounting Policies

(a) Business Combinations, Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 Business Combinations and Section 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, as at January 1, 2002, the Company:

- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- commenced the process of allocating goodwill to reporting units and began the related transitional impairment testing of allocated goodwill.

Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of change in accounting policy and charged to opening surplus. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet as described in Note 3, the new standards had no impact on the financial statements for the three months ended March 31, 2002.

The following table provides a reconciliation between reported net income, earnings per share and diluted earnings per share adjusted to exclude amortization of goodwill, on an after-tax basis:

	For the three months ended March 31	
	2002	2001
Net income:		
Reported net income	**$ 229**	$ 173
Add back: amortization of goodwill, net of tax	**-**	16
Net income adjusted for amortization of goodwill	**$ 229**	$ 189
Basic earnings per common share:		
Reported earnings per common share	**$ 0.602**	$ 0.446
Add back: amortization of goodwill, net of tax	**-**	0.043
Basic earnings per common share adjusted for amortization of goodwill	**$ 0.602**	$ 0.489
Diluted earnings per common share:		
Reported earning per common share	**$ 0.589**	$ 0.438
Add back: amortization of goodwill, net of tax	**-**	0.042
Diluted earnings per common share adjusted for amortization of goodwill	**$ 0.589**	$ 0.480

(b) Foreign Currency Translation

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. There is no material effect of this change in accounting policy on the financial statements of the Company.

(c) Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. In accordance with the requirements of the new standards, the Company has chosen not to apply the fair value based method of accounting and will disclose pro forma net income and pro forma earnings per share as if the fair value based accounting method had been used. The section will be applied to awards granted on or after the date of adoption. No awards have been issued by the Company during the three months ended March 31, 2002.

(d) Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

3. Goodwill and Intangible Assets

(a) Goodwill

Carrying value of goodwill and changes in the carrying value of goodwill for the three months ended March 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	129	-	129
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,135	$ 66	$ 1,201

(b) Intangible Assets

The Company has identified the following indefinite life intangible assets acquired as part of London Insurance Group in 1997, which are not subject to amortization. Carrying value of intangible assets and changes in the carrying value of intangible assets for the three months ended March 31, 2002 are as follows:

	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassified from goodwill			
- Brands and trademarks	175	-	175
- Shareholders portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

4. Minority and Other Interests

The Company controls a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2002 and March 31, 2001. The minority and other interests of GWL&A and Great-West and its subsidiaries are:

a) **For the three months ended March 31**	**2002**	2001
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 22**	$ 25
London Life	**130**	111
GWL&A	**51**	53
Policyholder dividends		
Great-West	**22**	21
London Life	**127**	120
GWL&A	**51**	51
Net income	**$ 3**	$ (3)
Preferred shareholder dividends	**6**	5
Minority shareholder interest	**-**	2
Total	**$ 9**	$ 4

b) **As at**	**March 31, 2002**	December 31, 2001	March 31, 2001
Participating policyholder undistributed surplus			
Great-West	**$ 332**	$ 332	$ 332
London Life	**918**	914	891
GWL&A	**235**	235	233
	1,485	1,481	1,456
Preferred shareholders	**459**	459	459
Minority interests in capital stock and surplus	**1**	10	12
	$ 1,945	$ 1,950	$ 1,927

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	March 31, 2002		March 31, 2001	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**4,000,000**	**$ 100,000**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**21,192,242**	**$ 529,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**369,459,808**	**$ 1,553,294**	372,404,725	$ 1,556,559
Purchased and cancelled under Normal Course Issuer Bid	**(1,134,300)**	**(4,772)**	(901,300)	(3,770)
Issued under Stock Option Plan	**492,799**	**4,903**	634,007	6,030
Balance, end of period	**368,818,307**	**$ 1,553,425**	372,137,432	$ 1,558,819
Total Capital Stock		**$ 2,083,231**		$ 2,088,625

Stock Option Plan

At March 31, 2002, options to purchase up to an aggregate of 11,774,855 (12,963,814 at March 31, 2001) common shares at various prices from $8.48 to $35.40 were outstanding. The options outstanding have a weighted average exercise price of $20.35 and a weighted average remaining contractual life of 6 years at March 31, 2002.

6. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2002	2001
a) Earnings		
Net income - common shareholders	**$ 222**	$ 166
Add:		
-Dividends on convertible preferred shares (1)	**7**	-
Net income - common shareholders - diluted basis	**$ 229**	$ 166
b) Number of Common Shares		
Average number of common shares outstanding	**369**	372
Add:		
-Potential conversion of preferred shares to common shares (1)	**16**	-
-Potential exercise of outstanding stock options	**5**	7
Average number of common shares outstanding - diluted basis	**390**	379
Earnings per Common Share (a) divided by b))		
Basic	**$ 0.602**	$ 0.446
Diluted	**$ 0.589**	$ 0.438

(1) If dilutive

7. Commitments and Contingencies (changes since December 31, 2001 annual report)

On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

GREAT-WEST
LIFECO INC.

8. **Segmented Information**
Consolidated Operations
For the three months ended March 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 530	$ 167	$ 1,125	$ 3	$ 1,825	$ 333	$ 2,158
Net investment income	51	119	155	10	335	230	565
Fee and other income	17	81	-	4	102	-	102
Total income	598	367	1,280	17	2,262	563	2,825
Benefits and Expenses:							
Paid or credited to policyholders	450	185	1,242	11	1,888	489	2,377
Other	106	100	7	5	218	62	280
Net operating income before income taxes	42	82	31	1	156	12	168
Income taxes	16	28	3	(7)	40	9	49
Net income before minority and other interests	26	54	28	8	116	3	119
Minority and other interests	-	-	-	6	6	3	9
Net income before goodwill amortization	26	54	28	2	110	-	110
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Participating Individual Insurance & Investment Products	Total Canada
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	26	54	28	(5)	103	-	103
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 418	$ 243	$ -	$ 661	$ 89	$ 750	$ 2,908
Net investment income	28	215	(4)	239	138	377	942
Fee and other income	272	89	-	361	-	361	463
Total income	718	547	(4)	1,261	227	1,488	4,313
Benefits and Expenses:							
Paid or credited to policyholders	336	371	(1)	706	219	925	3,302
Other	290	88	6	384	5	389	669
Net operating income before income taxes	92	88	(9)	171	3	174	342
Income taxes	32	27	(7)	52	3	55	104
Net income before minority and other interests	60	61	(2)	119	-	119	238
Minority and other interests	-	-	-	-	-	-	9
Net income before goodwill amortization	60	61	(2)	119	-	119	229
Amortization of goodwill	-	-	-	-	-	-	-
Net income	$ 60	$ 61	$ (2)	$ 119	$ -	$ 119	$ 229

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	60	61	(2)	119	-	119	222
Net income	$ 60	$ 61	$ (2)	$ 119	$ -	$ 119	$ 229

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2001

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance & Specialty	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 488	$ 156	$ 600	$ 4	$ 1,248	$ 322	$ 1,570
Net investment income	55	131	115	31	332	201	533
Fee and other income	15	76	-	4	95	-	95
Total income	558	363	715	39	1,675	523	2,198
Benefits and Expenses:							
Paid or credited to policyholders	424	206	674	7	1,311	457	1,768
Other	96	96	18	6	216	66	282
Net operating income before income taxes	38	61	23	26	148	-	148
Income taxes	15	23	3	3	44	5	49
Net income before minority and other interests	23	38	20	23	104	(5)	99
Minority and other interests	-	-	2	5	7	(5)	2
Net income before goodwill amortization	23	38	18	18	97	-	97
Amortization of goodwill	6	7	1	1	15	-	15
Net income	$ 17	$ 31	$ 17	$ 17	$ 82	$ -	$ 82

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	17	31	17	10	75	-	75
Net income	$ 17	$ 31	$ 17	$ 17	$ 82	$ -	$ 82

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2001

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 433	$ 310	$ -	$ 743	$ 93	$ 836	$ 2,406
Net investment income	27	213	-	240	131	371	904
Fee and other income	290	94	-	384	-	384	479
Total income	750	617	-	1,367	224	1,591	3,789
Benefits and Expenses:							
Paid or credited to policyholders	399	440	(1)	838	214	1,052	2,820
Other	301	91	1	393	5	398	680
Net operating income before income taxes	50	86	-	136	5	141	289
Income taxes	16	25	3	44	3	47	96
Net income before minority and other interests	34	61	(3)	92	2	94	193
Minority and other interests	-	-	-	-	2	2	4
Net income before goodwill amortization	34	61	(3)	92	-	92	189
Amortization of goodwill	1	-	-	1	-	1	16
Net income	$ 33	$ 61	$ (3)	$ 91	$ -	$ 91	$ 173

Summary of Net Income

	Employee Benefits	Financial Services	Corporate	Total	Participating Policyholder Financial Services	Total U.S.	Total Company
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	33	61	(3)	91	-	91	166
Net income	$ 33	$ 61	$ (3)	$ 91	$ -	$ 91	$ 173

RECD S.E.C.
APR - 7 2003
1086

ANNEX A

(Volume IV – Items 30 through 37)

INDEX TO ANNEX A

1. Press release announcing completion of an offering of debentures, dated and filed March 21, 2003

2. Final short-form prospectus in respect of an offering of debentures, dated and filed March 14, 2003

3. Audited annual financial statements for the fiscal year ended December 31, 2002, dated January 30, 2003 and filed March 13, 2003

4. Management's Discussion and Analysis for the year ended December 31, 2002, filed March 13, 2003

5. Press release announcing the filing of comparative audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2002, dated and filed March 13, 2003

6. Underwriting agreement in respect of an offering of debentures, dated and filed March 10, 2003

7. Preliminary short-form prospectus in respect of an offering of debentures, dated and filed March 10, 2003

8. Press release announcing an offering of debentures, dated and filed March 6, 2003

9. Material Change Report relating to the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation dated February 14, 2003 and filed February 24, 2003

10. Amended notice of the annual meeting of shareholders and record date, dated and filed February 20, 2003

11. Notice of the annual meeting of shareholders and record date, dated February 17, 2003 and filed February 19, 2003

12. Press release announcing the proposed business combination between Great-West Lifeco Inc. and Canada Life Financial Corporation, dated and filed February 17, 2003

13. Press release announcing 2002 financial results and dividend increase, dated and filed January 30, 2003

14. Final long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

15. Underwriting agreement in respect of the offering of trust securities of Great-West Life Capital Trust, dated and filed December 17, 2002

16. Preliminary long form prospectus in respect of an offering of trust securities of Great-West Life Capital Trust, dated and filed November 29, 2002

17. Interim financial statements for the nine months ended September 30, 2002, dated October 29, 2002 and filed November 19, 2002

18. Exempt issuer bid material in respect of approval by the TSX of a normal course issuer bid, dated and filed November 18, 2002

19. Notice of intention to make a normal course issuer bid, dated and filed November 18, 2002

20. Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Reg.), dated and filed November 18, 2002

21. Press release reporting third quarter results, dated October 29, 2002 and filed October 30, 2002

22. Press release announcing redemption of First Preferred Shares, Series B, dated and filed September 25, 2002

23. Interim financial statements for the six months ended June 30, 2002, dated July 30, 2002 and filed August 13, 2002

24. Press release reporting second quarter results and dividend increase, dated and filed July 30, 2002

25. Annual Return pursuant to section 263 of the Canada Business Corporations Act, dated and filed June 6, 2002

26. Interim financial statements for the quarter ended March 31, 2002, dated April 25, 2002 and filed May 23, 2002

27. Management's Discussion and Analysis for the year ended December 31, 2001, filed May 16, 2002

28. 2001 Annual Information Form, dated April 25, 2002 and filed May 16, 2002

29. Press release reporting first quarter results, dated and filed April 25, 2002

30. 2001 Annual Report, filed April 2, 2002

31. Audited annual financial statements for the year ended December 31, 2001, dated January 30, 2002 and filed April 2, 2002

32. Form of proxy for the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

33. Management proxy/information circular in respect of the annual meeting of shareholders scheduled for April 25, 2002, filed April 1, 2002

34. Notice of the annual meeting of shareholders, dated March 8, 2002 and filed April 1, 2002

35. Notice of the annual meeting of shareholders and record date, dated February 12, 2002 and filed February 14, 2002

36. Press release reporting results for the year ended December 31, 2001 and dividend increase, dated January 30, 2002 and filed January 31, 2002

37. Insider reports dated and filed January 10, 2002, January 17, 2002, January 30, 2002, February 5, 2002, February 7, 2002, February 14, 2002, February 22, 2002, February 28, 2002, March 7, 2002, March 14, 2002, March 21, 2002, March 28, 2002, April 5, 2002, April 10, 2002, May 16, 2002, April 18, 2002, May 2, 2002, May 7, 2002, May 24, 2002, May 30, 2002, June 7, 2002, June 13, 2002, June 21, 2002, June 27, 2002, July 4, 2002, July 12, 2002, July 18, 2002, July 24, 2002, August 1, 2002, August 9, 2002, August 16, 2002, August 26, 2002, September 3, 2002, September 6, 2002, September 12, 2002, September 19, 2002, September 30, 2002, October 4, 2002, October 10, 2002, October 18, 2002, October 24, 2002, November 1, 2002, November 7, 2002, November 15, 2002, November 21, 2002, November 29, 2002, December 6, 2002, December 13, 2002, December 19, 2002, January 2, 2003, January 7, 2003, January 17, 2003, January 22, 2003, January 30, 2003, February 11, 2002, February 13, 2003, February 20, 2003, February 27, 2003, March 6, 2003, March 14, 2003, March 21, 2003, and March 27, 2003

ANNEX A – Item 31

Management's Responsibility

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best estimate due to dependency on subsequent events. These estimates are based on careful judgements and have been properly reflected in the financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

In carrying out its responsibilities, management maintains appropriate systems of internal and administrative controls designed to provide reasonable assurance that the financial information produced is relevant and reliable.

The consolidated financial statements were approved by the Board of Directors, which has overall responsibility for their contents. The Board of Directors is assisted with this responsibility by its Audit Committee, which consists entirely of Directors not involved in the daily operations of the Company. The function of the Audit Committee is to:

- Review the quarterly and annual financial statements and recommend them for approval to the Board of Directors.
- Review the systems of internal control and security.
- Recommend the appointment of the external auditors and their fee arrangements to the Board of Directors.
- Review other audit, accounting, financial and security matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to approve the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged. The Committee is readily accessible to the external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company, and Great-West Life & Annuity Insurance Company, appoints an actuary who is a Fellow of the Canadian Institute of Actuaries. The actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's appointed external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements are free of material misstatement and present fairly the financial position of the Company in accordance with generally accepted accounting principles.

   

William T. McCallum
Co-President and
Chief Executive Officer

m W. Lovatt
esident
, Canada

January 30, 2002

03 APR -9 AM 7:21

Summary of Consolidated Operations

(in millions of dollars except earnings per common share)

	For the years ended December 31	
	2001	2000
Income		
Premium income	$ 10,477	$ 9,976
Net investment income	3,713	3,649
Fee and other income	1,858	1,641
	16,048	15,266
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,030	11,374
Commissions	696	694
Operating expenses	1,941	1,816
Premium taxes	124	129
Special charges *(note 19)*	204	–
Net operating income before income taxes	1,053	1,253
Income taxes – current	427	540
– future	(30)	(89)
Net income before minority and other interests	656	802
Minority and other interests *(note 7)*	44	63
Net income before amortization of goodwill	612	739
Amortization of goodwill	66	65
Net income	$ 546	$ 674
Earnings per Common Share *(note 11)*		
Basic	$ 1.387	$ 1.722
Diluted	$ 1.365	$ 1.674

Summary of Net Income

	2001	2000
Preferred shareholder dividends	$ 31	$ 31
Net income – common shareholders	515	643
Net income	$ 546	$ 674

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2001	2000
Assets		
Bonds *(note 3)*	$ 32,581	$ 30,326
Mortgage loans *(note 3)*	8,369	8,787
Stocks *(note 3)*	1,379	1,133
Real estate *(note 3)*	1,272	1,212
Loans to policyholders	6,213	5,583
Cash and certificates of deposit	837	740
Funds withheld by ceding insurers	4,477	3,555
Premiums in course of collection	410	606
Interest due and accrued	543	558
Future income taxes *(note 13)*	317	275
Goodwill	1,604	1,679
Other assets	1,157	1,300
Total assets	$ 59,159	$ 55,754

Approved by the Board:

Director   Director

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2001	2000
Liabilities		
Policy liabilities		
Actuarial liabilities *(note 5)*	$ 43,909	$ 41,537
Provision for claims	753	747
Provision for policyholder dividends	355	335
Provision for experience rating refunds	834	661
Policyholder funds	1,748	1,819
	47,599	45,099
Commercial paper and other loans *(note 6)*	1,075	1,032
Current income taxes	508	433
Other liabilities	2,181	1,982
Repurchase agreements	400	–
Net deferred gains on portfolio investments sold *(note 3)*	1,049	1,095
	52,812	49,641
Minority and other interests *(note 7)*	1,950	1,933
Capital Stock and Surplus		
Capital stock *(note 8)*	2,083	2,086
Surplus	1,951	1,868
Provision for unrealized gain on translation of net investment in foreign operations	363	226
	4,397	4,180
Liabilities, capital stock and surplus	$ 59,159	$ 55,754

Consolidated Statement of Surplus

(in millions of dollars)

	For the years ended December 31	
	2001	2000
Balance, beginning of year		
As previously reported	$ 1,868	$ 1,553
Change in accounting policy *(note 10)*	–	(44)
As restated	1,868	1,509
Net income	546	674
Acquisition discount – preferred shares of subsidiary	1	18
Common share cancellation excess *(note 8)*	(144)	(59)
Dividends to shareholders		
Preferred shareholders	(31)	(31)
Common shareholders	(289)	(243)
Balance, end of year	$ 1,951	$ 1,868

Consolidated Statement of Cash Flows

(in millions of dollars)

	For the years ended December 31	
	2001	2000
Operations		
Net income	$ 546	$ 674
Adjustments for non-cash items:		
Change in policy liabilities	1,357	969
Change in funds withheld by ceding insurers	(922)	(1,129)
Change in current income taxes payable	71	115
Future income tax expense	(30)	(89)
Amortization of goodwill	66	65
Other	872	(525)
Cash flows from operations	1,960	80
Financing Activities		
Issue of common shares	17	6
Purchased and cancelled common shares	(164)	(70)
Redemption of preferred shares in subsidiary	(221)	–
Issue of debentures	200	200
Repayment of senior debentures in subsidiary	–	(100)
Issue (repayment) of commercial paper and other loans	(33)	231
Dividends paid	(320)	(274)
	(521)	(7)
Investment Activities		
Bond sales and maturities	17,843	16,240
Mortgage loan repayments	2,110	1,734
Stock sales	465	528
Real estate sales	172	28
Change in loans to policyholders	(630)	(267)
Change in repurchase agreements	400	(119)
Investment in subsidiaries	(15)	(206)
Investment in bonds	(19,225)	(15,545)
Investment in mortgage loans	(1,633)	(1,550)
Investment in stocks	(629)	(805)
Investment in real estate	(200)	(117)
	(1,342)	(79)
Increase (decrease) in cash and certificates of deposit	97	(6)
Cash and certificates of deposit, beginning of year	740	746
Cash and certificates of deposit, end of year	$ 837	$ 740
Supplementary Cash Flow Information		
Income taxes paid (net of refunds)	$ 330	$ 404
Interest paid	$ 48	$ 47

Notes to Consolidated Financial Statements

($ amounts in millions of dollars unless otherwise noted)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $31 ($38 in 2000). The carrying value is adjusted towards market value at a rate of 15% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 15% per annum on a declining balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $65 ($54 in 2000). The carrying value is adjusted towards market value at a rate of 10% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 10% per annum on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position.

(c) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. United States assets and liabilities have been translated into Canadian dollars at the December 31, 2001 market rate of $1.5930 ($1.5000 in 2000) and all United States income and expense items have been translated at an average rate of $1.5490 ($1.4853 in 2000). The provision for unrealized gain of $363 ($226 in 2000) on foreign currency translation of the Company's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet.

The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of its United States operations into Canadian dollars. Net realized foreign exchange gains and losses are included in investment income.

(d) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance, are fully secured by the cash surrender values of the policies and have effective interest rates ranging from 5% to 9%.

(e) Funds Withheld by Ceding Insurers

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

(f) Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Goodwill is amortized on a straight-line basis over its useful life but not exceeding periods of 30 years. The Company evaluates the carrying amount of goodwill by reviewing returns and projections of future cash flows of the related businesses. Goodwill is written down when impaired and the amortization periods are revised if it is estimated that the remaining period of benefit has changed.

(g) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(h) Actuarial Liabilities

During 2001, the Company adopted the new standards of the CICA Handbook Section 4210 Life Insurance Enterprises – Specific Items. The new standard requires use of the Canadian Asset Liability Method for valuing actuarial liabilities. In prior years annuity liabilities and London Life's group life and health claim liabilities were established using cash flow valuation techniques. All other actuarial liabilities were determined using the Policy Premium Method. There is no material effect of this change on the financial statements of the Company.

(i) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(j) Pension Plans and Other Post Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the employee/agent group. Experience gains and losses are calculated using a market related value of assets. Plan assets are carried at market values and are held in separate trusteed pension funds.

1. Basis of Presentation and Summary of Accounting Policies *(cont'd)*

The Company also provides post retirement health and life insurance benefits to eligible employees, agents and their dependents. During 2000, the Company adopted the recommendations of the CICA Handbook Section 3461 Employee Future Benefits which resulted in the recognition on an accrual basis of the cost of all post retirement benefits other than pensions over the periods of employee service. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of post retirement health and life insurance benefits is charged to earnings.

(k) Stock Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options which is described in note 9. No compensation expense is recognized when stock options are issued to employees. When options are exercised, proceeds received by the Company are credited to common share capital.

(l) Earnings Per Common Share

During 2001, the Company adopted the recommendations of the CICA Handbook Section 3500 Earnings Per Share which resulted in the presentation of basic and diluted earnings per share on the Summary of Consolidated Operations regardless of the materiality of the difference between them. The treasury stock method is used for calculating diluted earnings per share. This change in accounting policy has been applied retroactively. The impact of this change in accounting policy to the financial statements was not material.

(m) Geographic Segmentation

The Company has significant operations in Canada and the United States. Operations in other countries are reported with Canadian operations.

(n) Comparative Figures

Certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Corporate Reorganization

On December 31, 2000, Great-West's indirect 100% ownership interest in its United States operating subsidiary GWL&A was transferred to a newly formed subsidiary of Lifeco. As a result of this corporate reorganization, GWL&A is no longer owned by Great-West, or a subsidiary of Great-West. The transfer of assets, liabilities and surplus was recorded at book value.

As part of the reorganization, the Company provided certain commitments with respect to, among other things, maintaining regulatory capital levels of its two major subsidiaries, Great-West and GWL&A.

($ amounts in millions of dollars unless otherwise noted)

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2001			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 6,124	$ 5,012	$ 11,136	$ 11,404
	– corporate	10,144	11,301	21,445	21,888
		16,268	16,313	32,581	33,292
Mortgage loans	– residential single family	2,542	–	2,542	2,598
	– residential apartments	2,352	157	2,509	2,634
	– retail and shopping centres	974	347	1,321	1,373
	– office buildings	780	268	1,048	1,162
	– industrial	644	70	714	755
	– other	100	135	235	272
		7,392	977	8,369	8,794
Stocks	– public	1,002	77	1,079	1,124
	– private	250	50	300	286
		1,252	127	1,379	1,410
Real estate		1,072	200	1,272	1,511
		$ 25,984	$ 17,617	$ 43,601	$ 45,007

		2000			
		Balance Sheet Value			Market Value
		Canada	United States	Total	Total
Bonds	– government	$ 5,741	$ 3,608	$ 9,349	$ 9,501
	– corporate	9,804	11,173	20,977	20,979
		15,545	14,781	30,326	30,480
Mortgage loans	– residential single family	2,928	–	2,928	2,907
	– residential apartments	1,929	196	2,125	2,226
	– retail and shopping centres	1,009	430	1,439	1,499
	– office buildings	818	392	1,210	1,316
	– industrial	722	105	827	861
	– other	116	142	258	303
		7,522	1,265	8,787	9,112
Stocks	– public	788	74	862	975
	– private	232	39	271	288
		1,020	113	1,133	1,263
Real estate		1,040	172	1,212	1,423
		$ 25,127	$ 16,331	$ 41,458	$ 42,278

($ amounts in millions of dollars unless otherwise noted)

3. Portfolio Investments *(cont'd)*

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	2001					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,063	$ –	$ –	$ 1,063	$ 1,065	0.6%–3.1%
Bonds	1,392	7,228	22,931	31,551	35,307	2.0%–14.5%
Mortgage loans	1,659	3,393	3,430	8,482	8,519	3.7%–14.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	
Geographic						
Canada	$ 2,759	$ 8,056	$ 12,891	$ 23,706	$ 26,590	0.6%–14.5%
United States	1,355	2,565	13,470	17,390	18,301	1.5%–12.0%
	$ 4,114	$ 10,621	$ 26,361	$ 41,096	$ 44,891	

	2000					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,236	$ –	$ –	$ 1,236	$ 1,235	5.2%–6.8%
Bonds	1,603	8,696	18,818	29,117	31,974	1.5%–14.5%
Mortgage loans	2,026	3,671	3,209	8,906	8,968	4.0%–14.5%
	$ 4,865	$ 12,367	$ 22,027	$ 39,259	$ 42,177	
Geographic						
Canada	$ 3,218	$ 7,956	$ 11,936	$ 23,110	$ 25,246	3.0%–14.5%
United States	1,647	4,411	10,091	16,149	16,931	1.5%–13.1%
	$ 4,865	$ 12,367	$ 22,027	$ 39,259	$ 42,177	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2001		
	Canada	United States	Total
Asset Class			
Bonds	$ 39	$ 113	$ 152
Mortgage loans	10	8	18
Foreclosed real estate	–	17	17
	$ 49	$ 138	$ 187

	2000		
	Canada	United States	Total
Asset Class			
Bonds	$ 20	$ 16	$ 36
Mortgage loans	14	15	29
Foreclosed real estate	4	3	7
	$ 38	$ 34	$ 72

($ amounts in millions of dollars unless otherwise noted)

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2001		
	Canada	United States	Total
Bonds and mortgage loans	$ 46	$ 100	$ 146

	2000		
	Canada	United States	Total
Bonds and mortgage loans	$ 43	$ 104	$ 147

(iii) Changes in the allowance for credit losses are as follows:

	2001		
	Canada	United States	Total
Balance, beginning of year	$ 43	$ 104	$ 147
Provision for credit losses	4	–	4
Recoveries of prior write-offs	2	–	2
Write-offs	(4)	(10)	(14)
Other (including foreign exchange rate changes)	1	6	7
	$ 46	$ 100	$ 146

	2000		
	Canada	United States	Total
Balance, beginning of year	$ 57	$ 121	$ 178
Provision for credit losses	(3)	(13)	(16)
Recoveries of prior write-offs	8	2	10
Write-offs	(19)	(44)	(63)
Other (including foreign exchange rate changes)	–	38	38
	$ 43	$ 104	$ 147

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects the Company's estimate of potential future credit losses.

($ amounts in millions of dollars unless otherwise noted)

3. Portfolio Investments (cont'd)

(d) Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment.

	Canada	United States	Total
December 31, 2001	$ 27	$ –	$ 27
December 31, 2000	$ 31	$ –	$ 31

(e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

	Canada	United States	Total
December 31, 2001	$ 63	$ 173	$ 236
December 31, 2000	$ 77	$ 221	$ 298

(f) Net investment income of $3,713 ($3,649 in 2000) includes amortization of net deferred realized gains (losses) on portfolio investments and unrealized gains (losses) on stocks and real estate as follows:

	2001		
	Canada	United States	Total
Bonds	$ 78	$ 12	$ 90
Mortgage loans	17	2	19
Stocks	80	7	87
Real estate	19	2	21
	$ 194	$ 23	$ 217

	2000		
	Canada	United States	Total
Bonds	$ 84	$ 18	$ 102
Mortgage loans	14	2	16
Stocks	94	15	109
Real estate	18	(1)	17
	$ 210	$ 34	$ 244

(g) The balance of net deferred gains (losses) on portfolio investments sold is comprised of the following:

	2001		
	Canada	United States	Total
Bonds	$ 464	$ 66	$ 530
Mortgage loans	38	4	42
Stocks	408	51	459
Real estate	8	10	18
	$ 918	$ 131	$ 1,049

($ amounts in millions of dollars unless otherwise noted)

	2000		
	Canada	United States	Total
Bonds	$ 517	$ 43	$ 560
Mortgage loans	44	3	47
Stocks	418	55	473
Real estate	15	–	15
	$ 994	$ 101	$ 1,095

(h) Portfolio investments supporting reinsurance contracts:

Included in invested assets are $1,369 ($1,305 in 2000) of assets which are held in various trust and escrow accounts. The assets have been placed in these accounts pursuant to the requirements of U.S. insurance laws or based on the terms of the underlying reinsurance treaty, to support liabilities assumed under certain reinsurance contracts.

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

	2001		
	Canada	United States	Total
Derivative transactions	$ –	$ 4	$ 4
In respect of real estate	125	–	125
In respect of reinsurance agreements	61	–	61
	$ 186	$ 4	$ 190

	2000		
	Canada	United States	Total
Derivative transactions	$ –	$ 4	$ 4
In respect of real estate	127	–	127
In respect of reinsurance agreements	77	–	77
	$ 204	$ 4	$ 208

5. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	2001				
	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,721	$ –	$ 2,721
Individual Insurance & Investment	10,210	–	6,318	–	16,528
Reinsurance	–	–	5,707	–	5,707
Property & Casualty	–	–	30	–	30
Employee Benefits	–	–	–	811	811
Financial Services	–	7,711	–	10,401	18,112
Total	$ 10,210	$ 7,711	$ 14,776	$ 11,212	$ 43,909

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities (cont'd)

	2000				
	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,633	$ –	$ 2,633
Individual Insurance & Investment	9,575	–	6,457	–	16,032
Reinsurance	–	–	4,911	–	4,911
Property & Casualty	–	–	18	–	18
Employee Benefits	–	–	–	823	823
Financial Services	–	6,824	–	10,296	17,120
Total	$ 9,575	$ 6,824	$ 14,019	$ 11,119	$ 41,537

(ii) The composition of the assets supporting liabilities and surplus is as follows:

December 31, 2001

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 5,383	$ 2,824	$ 101	$ 2	$ 1,900	$ 10,210
Non-Participating						
Group Insurance	1,545	808	103	2	263	2,721
Individual Insurance & Investment	3,324	2,438	255	19	282	6,318
Reinsurance	1,532	–	73	–	4,102	5,707
Property & Casualty	30	–	–	–	–	30
Other	3,818	1,268	525	748	1,091	7,450
Capital and surplus	636	54	195	301	1,068	2,254
Total Balance Sheet Value	$ 16,268	$ 7,392	$ 1,252	$ 1,072	$ 8,706	$ 34,690
Fair Value	$ 16,642	$ 7,800	$ 1,293	$ 1,282	$ 8,706	$ 35,723

December 31, 2001

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 3,048	$ 110	$ –	$ –	$ 4,553	$ 7,711
Non-Participating						
Employee Benefits	754	57	–	–	–	811
Financial Services	8,982	704	–	–	715	10,401
Other	1,789	10	14	20	1,571	3,404
Capital and surplus	1,740	96	113	180	13	2,142
Total Balance Sheet Value	$ 16,313	$ 977	$ 127	$ 200	$ 6,852	$ 24,469
Fair Value	$ 16,650	$ 994	$ 117	$ 229	$ 6,852	$ 24,842

($ amounts in millions of dollars unless otherwise noted)

December 31, 2000

	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Individual Insurance & Investment	$ 4,934	$ 2,650	$ 74	$ 2	$ 1,915	$ 9,575
Non-Participating						
Group Insurance	1,383	871	73	2	304	2,633
Individual Insurance & Investment	3,345	2,680	230	20	182	6,457
Reinsurance	1,526	–	71	–	3,314	4,911
Property & Casualty	18	–	–	–	–	18
Other	3,861	1,297	361	838	1,049	7,406
Capital and surplus	478	24	211	178	1,236	2,127
Total Balance Sheet Value	$ 15,545	$ 7,522	$ 1,020	$ 1,040	$ 8,000	$ 33,127
Fair Value	$ 15,638	$ 7,827	$ 1,119	$ 1,236	$ 8,000	$ 33,820

December 31, 2000

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating						
Financial Services	$ 2,753	$ 128	$ –	$ –	$ 3,943	$ 6,824
Non-Participating						
Employee Benefits	756	65	–	–	2	823
Financial Services	8,547	942	–	–	807	10,296
Other	1,050	13	11	16	1,541	2,631
Capital and surplus	1,675	117	102	156	3	2,053
Total Balance Sheet Value	$ 14,781	$ 1,265	$ 113	$ 172	$ 6,296	$ 22,627
Fair Value	$ 14,842	$ 1,285	$ 144	$ 187	$ 6,296	$ 22,754

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $44,453 ($42,156 in 2000). The fair value of these assets is $45,348 ($42,574 in 2000).

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities *(cont'd)*

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method in 2001. In 2000 annuity liabilities and London Life's group life and health claim liabilities were established using cash flow valuation techniques. All other actuarial liabilities were determined using the Policy Premium Method.

(c) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	Canada					
	Participating Policyholders		Non-Participating Policyholders		Total	
	2001	2000	2001	2000	2001	2000
Balance, beginning of year	$ 9,575	$ 8,892	$ 14,019	$ 14,321	$ 23,594	$ 23,213
Corporate reorganization	–	–	192	–	192	–
Reclassification	–	(30)	–	3	–	(27)
Normal change – new business	2	9	884	1,166	886	1,175
– in force	709	606	(490)	(1,554)	219	(948)
Material assumption changes	(76)	98	–	(45)	(76)	53
Foreign exchange rate changes	–	–	171	128	171	128
Balance, end of year	$ 10,210	$ 9,575	$ 14,776	$ 14,019	$ 24,986	$ 23,594

	United States					
	Participating Policyholders		Non-Participating Policyholders		Total	
	2001	2000	2001	2000	2001	2000
Balance, beginning of year	$ 6,824	$ 6,167	$ 11,119	$ 10,656	$ 17,943	$ 16,823
Corporate reorganization	–	–	(192)	–	(192)	–
Normal change – new business	–	–	164	444	164	444
– in force	451	410	(535)	(531)	(84)	(121)
Foreign exchange rate changes	436	247	656	419	1,092	666
Acquisitions	–	–	–	131	–	131
Balance, end of year	$ 7,711	$ 6,824	$ 11,212	$ 11,119	$ 18,923	$ 17,943

In both 2001 and 2000 assumption changes were made in the provision for future participating policyholder obligations and, in 2000, excess interest rate risk provisions were released for non-participating policyholders.

In 2000 a reclassification was made between participating policyholder actuarial liabilities and participating policyholder funds on deposit, and excess claim risk provisions were released for non-participating policyholders.

(d) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update the Company's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity

The Company uses industry developed experience tables modified to reflect emerging Company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and policies are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. The Company has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

($ amounts in millions of dollars unless otherwise noted)

5. Actuarial Liabilities *(cont'd)*

(e) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% in Canada and .09% in the United States.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
December 31, 2001	$ 269	$ 9	$ 105	$ 40	$ 423
December 31, 2000	$ 232	$ 10	$ 95	$ 41	$ 378

(iii) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits. Catastrophic accident reinsurance coverage is in place covering up to $200 in claims from a single event under the consolidated program for Great-West Life, GWL&A, and London Life (not including London Reinsurance Group and London Guarantee Insurance Company).

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	Participating Policyholders		Non-Participating Policyholders		
	Canada	United States	Canada	United States	Total
December 31, 2001	$ 9	$ 31	$ 1,016	$ 260	$ 1,316
December 31, 2000	$ 9	$ 28	$ 504	$ 222	$ 763

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

($ amounts in millions of dollars unless otherwise noted)

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 55% of policy liabilities in Canada and 60% of policy liabilities in the United States are non-cashable prior to maturity or subject to market value adjustments.

(f) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by $15. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $33. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

6. Commercial Paper and Other Loans

(a) Commercial paper and other loans consist of the following:

	2001			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest of 2.55%	$ –	$ 154	$ 154	$ 154
Revolving credit in respect of reinsurance business with interest rates from 2.2% to 3.9% maturing within one year	61	–	61	61
Total short term	61	154	215	215
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	156	–	156	165
Other notes payable at interest rates from 8.0% to 9.0%	25	–	25	25
Sub total	181	–	181	190
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	210
6.74% Debentures due November 24, 2031, unsecured	200	–	200	196
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	279	279	279
Sub total	400	279	679	685
Total long term	581	279	860	875
Total	$ 642	$ 433	$ 1,075	$ 1,090
Interest expense on long term loans	$ 28	$ 20	$ 48	

($ amounts in millions of dollars unless otherwise noted)

6. Commercial Paper and Other Loans (cont'd)

	2000			
	Balance Sheet Value			Fair Value
	Canada	United States	Total	Total
Short Term				
Commercial paper and other short term borrowings with interest rates from 5.8% to 7.5%	$ 163	$ 146	$ 309	$ 309
Revolving credit in respect of reinsurance business with interest rates from 6.2% to 7.3% maturing within one year	77	–	77	77
Total short term	240	146	386	386
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	158	–	158	166
Other notes payable at interest rates from 8.0% to 9.0%	25	–	25	25
Sub total	183	–	183	191
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	205
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	263	263	243
Sub total	200	263	463	448
Total long term	383	263	646	639
Total	$ 623	$ 409	$ 1,032	$ 1,025
Interest expense on long term loans	$ 28	$ 19	$ 47	

(b) Principal Repayments of Long Term Loans

	Operating	Capital	Total
2002	$ 44	$ –	$ 44
2003	59	–	59
2004	27	–	27
2005	19	–	19
2006	1	–	1
2007 and thereafter	31	679	710
	$ 181	$ 679	$ 860

($ amounts in millions of dollars unless otherwise noted)

7. Minority and Other Interests

The Company controls a 100% equity interest in Great-West and GWL&A at December 31, 2001 and December 31, 2000 (note 2). The minority and other interests of GWL&A and Great-West and its subsidiaries are:

(a) For the year ended December 31

	2001	2000
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 91	$ 84
London Life	511	475
GWL&A	202	185
Policyholder dividends		
Great-West	87	81
London Life	497	455
GWL&A	200	181
Net income	$ 20	$ 27
Preferred shareholder dividends	22	33
Minority shareholder interest	2	3
Total	$ 44	$ 63

(b) At December 31

	2001	2000
Participating policyholder undistributed surplus		
Great-West	$ 332	$ 328
London Life	914	899
GWL&A	235	219
	1,481	1,446
Preferred shareholders	459	477
Minority interests in capital stock and surplus	10	10
	$ 1,950	$ 1,933

Preferred Shareholders

In January 2001, as a result of the joint offer dated December 14, 2000 by Lifeco and Great-West, the Company through a wholly owned subsidiary, purchased 658,311 Series L 5.20% Non-Cumulative Preferred Shares of Great-West. The purchase price was $23.00 per share for an aggregate purchase price of $15.1. The discount of $2.00 per share, or $1.3, was recorded on consolidation as an increase in surplus.

During 2000, through a new wholly owned subsidiary the Company purchased 8,965,498 Series L 5.20% Non-Cumulative Preferred Shares of Great-West in a private transaction at a purchase price of $23.00 per share for an aggregate purchase price of $206.1. The discount of $2.00 per share or $17.9 was recorded on consolidation as an increase in surplus.

($ amounts in millions of dollars unless otherwise noted)

8. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	2001		2000	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	4,000,000	$ 100,000	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of year	21,192,242	$ 529,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	372,404,725	$ 1,556,559	374,380,245	$ 1,560,892
Purchased and cancelled under Normal Course Issuer Bid	(4,838,400)	(20,295)	(2,555,600)	(10,664)
Issued under Stock Option Plan	1,893,483	17,030	580,080	6,331
Balance, end of year	369,459,808	$ 1,553,294	372,404,725	$ 1,556,559
Total Capital Stock		$ 2,083,100		$ 2,086,365

The Series B, 7.45% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after December 31, 2002 or convertible to common shares of the Company at the option of the holder on or after June 30, 2003.

The Series C, 7.75% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2002 and are convertible to common shares of the Company at the option of the Company on or after September 30, 2004. The shares are convertible to common shares of the Company at the option of the holder on or after March 31, 2005.

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 or convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, or convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

During 2001, 4,838,400 (2,555,600 in 2000) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $164 ($70 in 2000) or $33.93 ($27.34 in 2000) per share and the price in excess of stated value was charged to retained earnings.

($ amounts in millions of dollars unless otherwise noted)

9. Stock Based Compensation

The Company has a stock option plan (the "Plan") pursuant to which options to subscribe for common shares of Great-West Lifeco may be granted to certain officers and employees of Great-West Lifeco and its affiliates. The Company's Stock Option Plan Administrative Committee (the "Committee") administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Great-West Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Options granted under the Plan expire not later than ten years after the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee. The maximum number of Great-West Lifeco common shares that may be issued under the Plan is currently 18,500,000.

Three categories of options have been granted under the Plan:

(a) Basic (1) options, which generally become exercisable at the rate of 20% per year commencing on the first anniversary of the grant and expire ten years from the date of the grant. Basic (2) options become exercisable at the rate of 33% per year commencing September 30, 2002 and expire on April 26, 2010.

(b) Contingent Options, which become exercisable only if certain financial targets are attained by GWL&A. Subject to the attainment of those financial targets, Contingent Options either (a) become exercisable on April 1, 2002 and expire on June 26, 2007 or (b) become exercisable at the rate of 20% per year commencing December 31, 2001 and expire on April 25, 2011.

(c) Special Options, which become exercisable only if certain financial targets are attained by Great-West and by London Life. Subject to the attainment of those financial targets, 40% of the Special Options became exercisable on February 28, 2000, 20% of the special options became exercisable on February 28, 2001, and 20% of the Special Options become exercisable on April 22 in each of the years 2002 and 2003. All of the Special Options expire on April 21, 2008.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price for the years ended December 31:

	2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	13,597,821	$ 16.99	10,677,398	$ 14.06
Granted	1,362,250	34.58	3,621,253	24.69
Exercised	(1,893,483)	8.99	(580,080)	10.91
Forfeited	(755,934)	20.24	(120,750)	18.17
Outstanding, end of year	12,310,654	$ 19.96	13,597,821	$ 16.99
Options exercisable at year-end	5,232,735	$ 14.15	5,086,590	$ 11.86

($ amounts in millions of dollars unless otherwise noted)

9. Stock Based Compensation (cont'd)

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2001:

	Outstanding			Exercisable		
Exercise Price Ranges	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Expiry
$8.48 – $9.84	2,680,685	4.56	$ 8.48	2,680,685	$ 8.48	2006
$11.26 – $16.76	2,688,000	5.58	16.20	944,800	16.16	2007
$20.24 – $22.28	1,529,450	6.23	21.64	823,450	21.84	2008
$22.13 – $27.25	732,400	7.36	23.82	325,600	23.46	2009
$20.22 – $32.95	3,395,369	8.47	24.90	455,700	22.65	2010
$34.28 – $35.40	1,284,750	9.74	34.55	2,500	35.06	2011

10. Pension Plans and Other Post Retirement Benefits

The major impact of the adoption of the recommendations of the CICA Handbook Section 3461 Employee Future Benefits in 2000 is the recognition or accrual of the cost of all post retirement benefits other than pensions over the periods of employee service. This change in accounting policy was applied retroactively in 2000 without restatement of prior years' financial statements and resulted in a charge to minority and other interests of $3, a charge to shareholders' surplus of $44, an increase in other liabilities of $77 and an increase in future income taxes receivable of $30, all in 2000. There is no material effect on current year net income.

(a) Defined Benefit Pension Plans

(i) The status of the Company's defined benefit pension plans is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Assets at fair value	$ 1,176	$ 299	$ 1,475	$ 1,245	$ 290	$ 1,535
Accrued benefit obligation	1,039	240	1,279	1,026	211	1,237
Excess of assets over obligations	137	59	196	219	79	298
Unamortized net experience gains and assumption changes	(58)	(16)	(74)	(163)	(37)	(200)
Unamortized net asset at transition	(4)	–	(4)	(8)	–	(8)
Excess funding contribution balance (reflected in Other Assets)	$ 75	$ 43	$ 118	$ 48	$ 42	$ 90
Significant Weighted-Average Actuarial Assumptions:						
Discount rate	6.75%	7.25%		7.00%	7.50%	
Expected return on assets	7.75%	8.00%		8.00%	9.25%	
Assumed compensation increase	5.25%	4.00%		5.50%	5.00%	

($ amounts in millions of dollars unless otherwise noted)

(ii) The change in the fair value of plan assets is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Fair value of assets, beginning of year	$ 1,245	$ 290	$ 1,535	$ 1,206	$ 277	$ 1,483
Employee contributions	5	–	5	4	–	4
Employer contributions	2	–	2	1	–	1
Return on plan assets	13	(1)	12	116	9	125
Benefits paid	(89)	(8)	(97)	(82)	(7)	(89)
Foreign exchange rate changes	–	18	18	–	11	11
Fair value of assets, end of year	$ 1,176	$ 299	$ 1,475	$ 1,245	$ 290	$ 1,535

(iii) The change in the accrued benefit obligation is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued benefit obligation, beginning of year	$ 1,026	$ 211	$ 1,237	$ 1,001	$ 182	$ 1,183
Current service cost	25	13	38	31	11	42
Interest on accrued pension obligation	69	15	84	71	14	85
Actuarial (gains) losses	8	(4)	4	5	3	8
Benefits paid	(89)	(8)	(97)	(82)	(7)	(89)
Foreign exchange rate changes	–	13	13	–	8	8
Accrued benefit obligation, end of year	$ 1,039	$ 240	$ 1,279	$ 1,026	$ 211	$ 1,237

(iv) Pension expense is determined as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 25	$ 13	$ 38	$ 31	$ 11	$ 42
Employee contributions	(5)	–	(5)	(4)	–	(4)
Employer current service cost	20	13	33	27	11	38
Interest on accrued pension obligation	69	15	84	71	14	85
Amortization of net experience gains and assumption changes	(15)	(2)	(17)	(14)	(3)	(17)
Amortization of net asset at transition	(4)	–	(4)	(5)	–	(5)
Expected return on plan assets	(96)	(24)	(120)	(96)	(26)	(122)
	$ (26)	$ 2	$ (24)	$ (17)	$ (4)	$ (21)

In Canada, actuarial valuation reports were prepared as at December 31, 1999. In the United States, an actuarial valuation report was prepared during 1999. Actuarial estimates for 2001 were made based on these reports.

($ amounts in millions of dollars unless otherwise noted)

10. Pension Plans and Other Post Retirement Benefits (cont'd)

(b) Other Pension Plans

(i) The Company also maintains defined contribution pension plans for certain employees and agents the costs of which are as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Contributions expensed	$ 2	$ 12	$ 14	$ 2	$ 9	$ 11

(ii) In addition, the Company maintains supplemental executive retirement plans for certain key executives which provide certain benefits upon retirement, disability or death.

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
In year expense	$ 2	$ 4	$ 6	$ 2	$ 4	$ 6
End of year total liability	$ 22	$ 33	$ 55	$ 22	$ 28	$ 50

(c) Other Post Retirement Benefits

(i) The status of the Company's other post retirement benefits plans is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation	$ 191	$ 92	$ 283	$ 167	$ 50	$ 217
Unamortized experience gain (loss)	(5)	(18)	(23)	8	–	8
Accrued benefit obligation (reflected in Other Liabilities)	$ 186	$ 74	$ 260	$ 175	$ 50	$ 225

Significant Weighted-Average Actuarial Assumptions:
The discount rate used to determine the accrued benefit obligation was 6.75% for the Canadian plans, 7.25% for the United States plans. In determining the expected cost of Canadian health care benefit plans, it was assumed that health care costs would increase by 11.0% in 2001 and that the rate would gradually decrease to a level of 5.0% by 2007. For the United States health care benefit plans, it was assumed that health care costs would increase by 7.2% in 2001 and that the rate would gradually decrease to a level of 6.5% by 2009.

($ amounts in millions of dollars unless otherwise noted)

(ii) The change in the other post retirement benefits obligation is as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation, beginning of year	$ 167	$ 50	$ 217	$ 165	$ 42	$ 207
Current service cost	5	5	10	5	4	9
Interest on accrued other post retirement benefit obligation	12	5	17	11	3	14
Actuarial (gains) losses	14	31	45	(7)	–	(7)
Benefits paid	(7)	(2)	(9)	(7)	(1)	(8)
Foreign exchange rate changes	–	3	3	–	2	2
Accrued other post retirement benefits obligation, end of year	$ 191	$ 92	$ 283	$ 167	$ 50	$ 217

(iii) Other post retirement benefits expense is determined as follows:

	2001			2000		
	Canada	United States	Total	Canada	United States	Total
Current service cost	$ 5	$ 5	$ 10	$ 5	$ 4	$ 9
Interest on accrued other post retirement benefits obligation	12	5	17	11	3	14
Amortization of unrecognized net obligation at transition	–	–	–	–	1	1
	$ 17	$ 10	$ 27	$ 16	$ 8	$ 24

11. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the years ended December 31	
	2001	2000
(a) Earnings		
Net income – common shareholders	$ 515	$ 643
Add: – Dividends on convertible preferred shares [(1)]	–	31
Net income – common shareholders – diluted basis	$ 515	$ 674
(b) Number of Common Shares		
Average number of common shares outstanding	371	374
Add: – Potential conversion of preferred shares to common shares [(1)]	–	24
– Potential exercise of outstanding stock options	6	5
Average number of common shares outstanding – diluted basis	377	403
Earnings per Common Share [(a) divided by (b)]		
Basic	$ 1.387	$ 1.722
Diluted	$ 1.365	$ 1.674

[(1)] *if dilutive*

($ amounts in millions of dollars unless otherwise noted)

11. Earnings per Common Share (cont'd)

Basic earnings per common share is calculated using net income after preferred share dividends and the weighted daily average number of common shares outstanding of 371,244,073 (373,548,871 in 2000). Diluted earnings per common share reflects the potential dilutive effect of the Company's convertible Preferred Shares and stock options granted under the Company's stock option plan. Weighted average number of common shares outstanding of 377,364,057 (402,766,475 in 2000) was used for the calculation of diluted earnings per share.

12. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits amounting to $17 in 2001 ($18 in 2000) to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from Investors Group, a member of the Power Financial Group of companies, certain administrative services. A net operating expense recovery of $4 was included in the 2001 financial statements with respect to those services ($3 in 2000). Great-West also provided life insurance and disability insurance products under a distribution agreement with Investors Group. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2001, Great-West and London Life purchased residential mortgages of $278 from Investors Group ($297 in 2000). Great-West and London Life sold residential mortgages of $26 ($0 in 2000) to segregated funds maintained by Great-West and $98 ($18 in 2000) to segregated funds maintained by London Life. London Life purchased residential mortgages of $1 ($15 in 2000) from segregated funds maintained by London Life. All transactions were at market terms and conditions.

On April 19, 2001, Great-West completed its previously announced investment of $230 to acquire 9,200,000 Investors Group treasury common shares.

13. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2001	2000
Policy liabilities	$ 102	$ 105
Portfolio investments	206	226
Other	9	(56)
	$ 317	$ 275

(b) The Company's effective income tax rate is derived as follows:

	2001	2000
Combined basic Canadian federal and provincial tax rate	42.3%	43.5%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(5.4)	(1.8)
Lower effective tax rates on income not subject to tax in Canada	(1.6)	(5.3)
Investment income tax	2.8	2.4
Large corporations tax	0.1	–
Impact of rate changes on future income taxes	(1.0)	0.1
Miscellaneous	2.0	2.2
Effective income tax rate applicable to current year	39.2	41.1
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	1.0	(3.2)
Effective income tax rate	40.2%	37.9%

($ amounts in millions of dollars unless otherwise noted)

14. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. All contracts are over-the-counter traded and are with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2001	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Futures	$ –	$ –	$ –	$ –	$ –
Swaps	816	41	4	45	9
Options written	305	–	–	–	–
Options purchased	2,442	3	–	3	1
	3,563	44	4	48	10
Foreign Exchange Contracts					
Forward contracts	1,700	1	47	48	9
Cross-currency swaps	791	14	49	63	13
	2,491	15	96	111	22
Other Derivative Contracts					
Equity contracts	286	67	19	36	12
	$ 6,340	$ 126	$ 119	$ 195	$ 44
Geographic					
Canada	$ 2,990	$ 89	$ 116	$ 155	$ 36
United States	3,350	37	3	40	8
	$ 6,340	$ 126	$ 119	$ 195	$ 44

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $50.*

2000	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Futures	$ 258	$ 4	$ –	$ 4	$ 1
Swaps	1,033	25	9	34	7
Options written	263	–	–	–	–
Options purchased	2,343	1	11	12	2
	3,897	30	20	50	10
Foreign Exchange Contracts					
Forward contracts	1,414	11	35	46	9
Cross-currency swaps	792	17	53	70	14
	2,206	28	88	116	23
Other Derivative Contracts					
Equity contracts	331	87	25	34	12
	$ 6,434	$ 145	$ 133	$ 200	$ 45
Geographic					
Canada	$ 3,102	$ 122	$ 119	$ 162	$ 38
United States	3,332	23	14	38	7
	$ 6,434	$ 145	$ 133	$ 200	$ 45

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $78.*

($ amounts in millions of dollars unless otherwise noted)

14. Off Balance Sheet Financial Instruments (cont'd)

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio at December 31:

2001	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total Estimated Fair Value	Notional Amount			Total Estimated Fair Value
	1 Year or Less	1-5 Years	Over 5 Years		1 Year or Less	1-5 Years	Over 5 Years	
Interest Rate Contracts								
Futures	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Swaps	198	535	83	38	–	–	–	–
Options written	118	187	–	(4)	–	–	–	–
Options purchased	655	1,787	–	3	–	–	–	–
	971	2,509	83	37	–	–	–	–
Foreign Exchange Contracts								
Forward contracts	–	–	–	–	951	749	–	(41)
Cross-currency swaps	42	314	435	(77)	–	–	–	–
	42	314	435	(77)	951	749	–	(41)
Other Derivative Contracts								
Equity contracts	49	93	–	62	144	–	–	3
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)
Geographic								
Canada	$ 114	$ 514	$ 518	$ (11)	$ 1,095	$ 749	$ –	$ (38)
United States	948	2,402	–	33	–	–	–	–
	$ 1,062	$ 2,916	$ 518	$ 22	$ 1,095	$ 749	$ –	$ (38)

2000	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total Estimated Fair Value	Notional Amount			Total Estimated Fair Value
	1 Year or Less	1-5 Years	Over 5 Years		1 Year or Less	1-5 Years	Over 5 Years	
Interest Rate Contracts								
Futures	$ 258	$ –	$ –	$ 4	$ –	$ –	$ –	$ –
Swaps	113	474	146	20	–	–	300	–
Options written	41	212	10	(5)	–	–	–	–
Options purchased	240	2,103	–	1	–	–	–	–
	652	2,789	156	20	–	–	300	–
Foreign Exchange Contracts								
Forward contracts	65	–	–	(1)	818	531	–	6
Cross-currency swaps	5	279	508	(42)	–	–	–	–
	70	279	508	(43)	818	531	–	6
Other Derivative Contracts								
Equity contracts	53	–	96	84	86	96	–	(2)
	$ 775	$ 3,068	$ 760	$ 61	$ 904	$ 627	$ 300	$ 4
Geographic								
Canada	$ 143	$ 416	$ 712	$ 46	$ 904	$ 627	$ 300	$ 4
United States	632	2,652	48	15	–	–	–	–
	$ 775	$ 3,068	$ 760	$ 61	$ 904	$ 627	$ 300	$ 4

($ amounts in millions of dollars unless otherwise noted)

(c) Realized gains (losses) net of tax derived from derivative contracts held for other purposes, associated with the management of the volatility of the foreign currency translation of the United States operations into Canadian dollars was $(18) ($7 in 2000).

15. Contingent Liabilities

The Company's subsidiaries are subject to individual legal actions arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, at December 31, 2001 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. Estimated future settlement benefits of $180 and expenses related to the administration of the settlement in the amount of $20 have been fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. The settlement agreement has been approved by the Courts in British Columbia, Quebec and Ontario. The approval is under appeal in Ontario and the provision for the settlement in the participating account is being challenged. There is also a proposed class proceeding in Ontario against the Company, Great-West, London Insurance Group and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These actions are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these actions will have a material adverse effect on the consolidated financial position of the Company.

16. The Events of September 11, 2001

2001 results include a charge of $73 after-tax in the shareholder account and $9 after-tax in the participating policyholder account related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

17. Commitments

(a) Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1.5 billion in letters of credit capacity. The facility has two tranches. One tranche, in the amount of U.S. $1.1 billion, is for a one year term to November 5, 2002. The second tranche, for U.S. $0.4 billion, has a remaining two year term to October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $710 million in letters of credit under the one year term tranche and U.S. $395 million under the two year term tranche as at December 31, 2001. LRG had issued U.S. $1.1 billion under a previous letter of credit facility at December 31, 2000. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 million (2000 – U.S. $40 million). Bonds and debentures in the amount of Cdn $15 million (2000 – Cdn $13 million) have been pledged to support these letters of credit.

(b) On August 3, 2001, an agreement was entered into for the sale of London Guarantee Insurance Company, subject to the satisfaction of certain conditions contained in the agreement. At December 31, 2001, the transaction has not been completed.

18. Segmented Information

The major reportable segments are the Canadian and United States operations of the Company. In Canada, the Company operates through Great-West and its wholly owned subsidiary London Insurance Group. In the United States, the Company operates primarily through GWL&A. The Canadian and United States segments are also presented by participating and non-participating products.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.
Given names:
No.: 100 Street: Osborne Street N. Apt:
City: Winnipeg
Prov.: Manitoba Postal code: R3C 3A5
Business telephone number: 204 - 946 - 1190
Business fax number:
Change in name, address or telephone number from last report: Yes [ ] No [✓]

BOX 3. INSIDER DATA

Relationship(s) to reporting issuer: 1
Date of last report filed (day/month/year): July 4, 2002
or if initial report, date on which you became an insider (day/month/year):
Change in relationship from last report: Yes [ ] No [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] British Columbia [✓] Manitoba [✓] Newfoundland [✓] Nova Scotia [✓] Ontario [✓] Québec [✓] Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		July 5, 2002	38	67,900		*		Nil		

Attachment: Yes [ ] No [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

BCSC 55-102F6 Rev. 2001/08/18 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers Signature: [signature] Date of the report (day/month/year): July 12, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): July 12, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO. 100 STREET Osborne Street N. APT

CITY Winnipeg

PROV. Manitoba POSTAL CODE R3C 3A5

BUSINESS TELEPHONE NUMBER 204 - 946 - 1190

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP OR CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		July 12, 2002	38	174,100		*		Nil		

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

0030 55-102F6 Rev. 2001-6-21 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): July 18, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): July 18, 2002

OR

FOR INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1193

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		July 19, 2002	38	184,000				Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): July 24, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions listed above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: [ ] Yes [✓] No

Date of last report filed, or if initial report, date on which you became an insider (day/month/year): July 24, 2002

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: - -

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Québec
[✓] Manitoba [✓] Saskatchewan
[✓] Newfoundland
[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (If initial report, complete sections A, D, E and F only. See also instructions to Box 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		July 26, 2002	38	163,300		*		Nil		

Attachment: [ ] Yes [✓] No

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature:

Date of the report (day/month/year): August 1, 2002

BASC 55-102F6 Rev. 2001/03/05 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): August 1, 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUEBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		August 2, 2002	38	52,100		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): August 9, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): August 9, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		August 9, 2002	38	35,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/28 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): August 16, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

No.: 100 Street: Osborne Street N.

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: - -

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 3. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: [ ] Yes [✓] No

Date of last report filed: August 16, 2002

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Quebec
[✓] Manitoba [✓] Saskatchewan
[✓] Newfoundland
[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Sus	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or the control or direction
Common Shares		August 16, 2002	38	93,500				Nil		

Attachment: [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Len W. Anderson

Signature: [signature]

Date of the report: August 26, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: YES ☐ NO ☑

Date of last report filed (day/month/year): August 28, 2002

Or if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership or control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		August 23, 2002	38	86,900		*		Nil		

ATTACHMENT YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/06/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Sept 9, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Sept 3, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR IN RESPECT OF WHICH CONTROL OR DIRECTION IS EXERCISED
Common Shares		August 30, 2002	36	100,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/11/23 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Sept 6, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in accordance with the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: ☐ Yes ☑ No

Date of last report filed: Sept 6, 2002

Or if initial report, date on which you became an insider: (day/month/year)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ British Columbia ☑ Manitoba ☑ Newfoundland ☑ Nova Scotia ☑ Ontario ☑ Québec ☑ Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or the insider exercises control or direction
Common Shares		Sept. 6, 2002	38	135,000		*		Nil		

Attachment: ☐ Yes ☑ No

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

This form is used as a uniform report for the insider reporting requirements under provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

Keep a copy for your file

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report: Sept 12, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Sept 12, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Sept. 13, 2002	38	150,000		*		Nil		

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/21 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Sept 16, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Date of last report filed (day/month/year): Sept. 19, 2002

Change in relationship from last report: [ ] Yes [✓] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N.

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Québec
[✓] Manitoba [✓] Saskatchewan
[✓] Newfoundland
[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price		(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Sept. 20, 2002	38	150,000		*		Nil		

Attachment: [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report: Sept 30, 2002

BCSC 55-102F6 Rev. 2001/11/26 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Date of last report filed (day/month/year): Sept 30, 2002

Or, if initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: ☐ Yes ☑ No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ Ontario
☑ British Columbia ☑ Québec
☑ Manitoba ☑ Saskatchewan
☑ Newfoundland
☑ Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Sept. 27, 2002	38	150,000		*		Nil		
Common Shares		Sept 30, 2002	38	23,600						

Attachment: ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

Keep a copy for your file

BCSC 55-102F6 Rev. 2001/1/18 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Oct 4, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Date of last report filed (day/month/year): Oct 4, 2002

or

If initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: ☐ Yes ☑ No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: - -

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ Ontario
☑ British Columbia ☑ Quebec
☑ Manitoba ☑ Saskatchewan
☑ Newfoundland
☑ Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Sus	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Oct 4, 2002	38	123,390		*		Nil		

Attachment ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☑ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Oct 10, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except as permitted by the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: [ ] Yes [✓] No

Date of last report filed (Day/Month/Year): Oct 10, 2002

OR

Final report, date on which you ceased as insider (Day/Month/Year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: - -

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Québec
[✓] Manitoba [✓] Saskatchewan
[✓] Newfoundland
[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transaction: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Oct 11, 2002	38	150,000		*		Nil		

Attachment: [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

BCSC 55-102F6 Rev. 2000/12/21 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (Day/Month/Year): Oct 18, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Date of last report filed: Oct 18, 2002

Change in relationship from last report: [ ] Yes [✓] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

No.: 100 Street: Osborne Street N.

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] British Columbia [✓] Manitoba [✓] Newfoundland [✓] Nova Scotia [✓] Ontario [✓] Québec [✓] Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Oct 18, 2002	38	122,100		*		Nil		

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

Attachments [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence [✓] English [ ] French

Keep a copy for your file

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report: Oct 24, 2002

BCSC 55-102F6 Rev. 2001/8/15 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in accordance with the securities legislation of the jurisdictions indicated above. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Oct 24, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☑ MANITOBA
- ☑ NEWFOUNDLAND
- ☑ NOVA SCOTIA
- ☑ ONTARIO
- ☑ QUÉBEC
- ☑ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Oct 25, 2002	38	165,800		*		Nil		

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. ... VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Nov 1, 2002

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in the manner permitted by the securities legislation or authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: I

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Nov 1, 2002

OR DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Oct 31, 2002	38	151,300		*		Nil		
Common Shares		Nov 1, 2002	38	31,700		*		Nil		

ATTACHMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 1 / 29 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Nov 7, 2002

04/03/2003 12:37 FAX 204 946 4129 GREAT-WEST 045/063

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: ☐ ☐ ☐ ☐

Change in relationship from last report: ☐ Yes ☑ No

Date of last report filed (day/month/year): Nov 7, 2002

or

If initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ Ontario
☑ British Columbia ☑ Quebec
☑ Manitoba ☑ Saskatchewan
☑ Newfoundland
☑ Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Nov 8, 2002	38	115,700		*		Nil		

Attachment ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☑ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Nov 15, 2002

MSC 55-102F6 Rev. 2001/4/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Nov 15, 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUEBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Nov 15, 2002	38	25,100		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/15 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Nov 21, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except by any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1 | | |

Date of last report filed: Nov 21, 2002

or

If initial report, date on which you became an insider: [blank]

Change in relationship from last report: [ ] Yes [✓] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names: [blank]

No.: 100 Street: Osborne Street N. Apt: [blank]

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: [blank]

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario
[✓] British Columbia [✓] Quebec
[✓] Manitoba [✓] Saskatchewan
[✓] Newfoundland
[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Sui	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Nov 22, 2002	38	7,900		*		Nil		

Attachment: [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] English [ ] French

Keep a copy for your file

BCSC 55-102F6 Rev. 2001-4-25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being canceled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Nov 29, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: [illegible]

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: ☐ Yes ☑ No

Date of last report filed (day/month/year): Nov 29, 2002

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

No.: 100 Street: Osborne Street N.

City: Winnipeg

Prov: Manitoba Postal code: R3C 3A5

Business telephone number: 204-946-1190

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ British Columbia ☑ Manitoba ☑ Newfoundland ☑ Nova Scotia ☑ Ontario ☑ Quebec ☑ Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or control or direction
Common Shares		Nov 29, 2002	38	5,700		*		Nil		

Attachment: ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

Keep a copy for your files

DDGC 55-102F6 Rev. 2001/01/26 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report: Dec 5, 2002

FORM 55-102F6

INSIDER REPORT

[See instructions on the back of this report]

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Date of last report filed (day/month/year): Dec 5, 2002

or: If initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change of name, address or telephone number from last report: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ Designation of class of securities	Ⓑ Balance of class of securities on last report	Ⓒ Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Sub	Ⓓ Present balance of class of securities held	Ⓔ Direct/indirect ownership, control or direction	Ⓕ Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Dec 6, 2002	38	40,000		*		Nil		

Attachment ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☑ ENGLISH ☐ FRENCH

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Dec 13, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: ☐ Yes ☑ No

Date of last report filed (day/month/year): Dec 13, 2002

Or if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ British Columbia ☑ Manitoba ☑ Newfoundland ☑ Nova Scotia ☑ Ontario ☑ Québec ☑ Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Dec 13, 2002	38	34,000		*		Nil		

Attachment: ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being canceled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Dec 19, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. The required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Dec 19, 2002

OR

INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO: 100 STREET: Osborne Street N APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ BRITISH COLUMBIA ☑ MANITOBA ☑ NEWFOUNDLAND ☑ NOVA SCOTIA ☑ ONTARIO ☑ QUÉBEC ☑ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Dec 20, 2002	38	61,300		*		Nil		

AMENDMENT: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/8/28

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being canceled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Jan 2, 2003

"AMENDED"

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information – The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [✓]

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Jan 2, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [✓] MANITOBA
- [✓] NEWFOUNDLAND
- [✓] NOVA SCOTIA
- [✓] ONTARIO
- [✓] QUEBEC
- [✓] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Dec 31, 2002	38	3,000		*		Nil		

ATTACHMENT: YES [ ] NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ENGLISH [✓] FRENCH [ ]

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): Jan 7, 2003

BCSC 55-102F6 Rev. 2001-1-25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected or on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: [ ] Yes [✓] No

Date of last report filed (day/month/year): Jan 7, 2003

or if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: [ ] Yes [✓] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] Ontario

[✓] British Columbia [✓] Québec

[✓] Manitoba [✓] Saskatchewan

[✓] Newfoundland

[✓] Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ Designation of class of securities	Ⓑ Balance of class of securities on last report	Ⓒ Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	Ⓓ Present balance of class of securities held	Ⓔ Direct/indirect ownership/control or direction	Ⓕ Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Jan 10, 2003	38	42,500		*		Nil		

Attachment [ ] Yes [✓] No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence [✓] English [ ] French

Keep a copy for your file

BCSC 55-102F6 Rev. 2001/6/28 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Jan 17, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: YES [ ] NO [✓]

Date of last report filed (day/month/year): Jan 17, 2003

or, if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: YES [ ] NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] Alberta [✓] British Columbia [✓] Manitoba [✓] Newfoundland [✓] Nova Scotia [✓] Ontario [✓] Quebec [✓] Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transaction: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Jan 17, 2003	38	38,100		*		Nil		

Attachment: YES [ ] NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: English [✓] French [ ]

Keep a copy for your file

BCSC 55-102F6 Rev. 2001 / 1 / 2 — VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Jan 22, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [✓]

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Jan 22, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [✓] MANITOBA
- [✓] NEWFOUNDLAND
- [✓] NOVA SCOTIA
- [✓] ONTARIO
- [✓] QUEBEC
- [✓] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Jan 24, 2003	38	29,400		*		Nil		

ATTACHMENT: YES [ ] NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/8/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT: Jan 30, 2003

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out above for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: [ ] YES [✓] NO

Date of last report filed (day/month/year): Jan 30, 2003

or if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO
[✓] BRITISH COLUMBIA [✓] QUÉBEC
[✓] MANITOBA [✓] SASKATCHEWAN
[✓] NEWFOUNDLAND
[✓] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or in respect of which control or direction is exercised
Common Shares		Jan 31, 2003	38	57,600		*		Nil		

Attachment: [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: [✓] ENGLISH [ ] FRENCH

Keep a copy for your file

BCSC 55-102F6 Rev. 2001/04/23 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Feb 11, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: YES ☐ NO ☑

Date of last report filed (day/month/year): Feb 11, 2003

or

If initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number: - -

Change in name, address or telephone number from last report: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ Ontario
☑ British Columbia ☑ Québec
☑ Manitoba ☑ Saskatchewan
☑ Newfoundland
☑ Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions – Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Sus	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Feb 7, 2003	38	26,600		*		Nil		

Attachment: YES ☐ NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (day/month/year): Feb 13, 2003

SEC 55-102F6 Rev. 2001/11/23 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made publicly available pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: ☐ Yes ☑ No

Date of last report filed: Feb 13, 2003

or If initial report, date on which you became an insider (Day/Month/Year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ Alberta ☑ Ontario
☑ British Columbia ☑ Quebec
☑ Manitoba ☑ Saskatchewan
☑ Newfoundland
☑ Nova Scotia

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/Value acquired	Number/Value disposed of	Unit price/Exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/Indirect ownership/Control or direction	(F) Identify the registered holder where ownership is indirect or the insider exercises control or direction
Common Shares		Feb 14, 2003	38	58,200				Nil		

Attachment: ☐ Yes ☑ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence: ☑ English ☐ French

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (Day/Month/Year): Feb 20, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 1

Change in relationship from last report: ☐ YES ☑ NO

Date of last report filed (Day/Month/Year): Feb 20, 2003

or

If initial report, date on which you became an insider (Day/Month/Year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: Great-West Lifeco Inc.

Given names:

No.: 100 Street: Osborne Street N. Apt:

City: Winnipeg

Prov.: Manitoba Postal code: R3C 3A5

Business telephone number: 204 - 946 - 1190

Business fax number:

Change in name, address or telephone number from last report: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ BRITISH COLUMBIA ☑ MANITOBA ☑ NEWFOUNDLAND ☑ NOVA SCOTIA ☑ ONTARIO ☑ QUEBEC ☑ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/Value acquired	Number/Value disposed of	Unit price/Exercise price	$ U.S.	(D) Present balance of class of securities held	(E) Direct/Indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common Shares		Feb 21, 2003	38	64,500				Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/12/28 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): Laurie A. Speers

Signature: [signature]

Date of the report (Day/Month/Year): Feb 27, 2003

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Feb 27, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		Feb 28, 2003	38	76,100		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 REV. 2001 / 1 / 29 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Spears

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): March 6, 2003

AMENDED

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): ~~Feb 27, 2003~~ MARCH 6, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR THE INSIDER OVER WHOM CONTROL OR DIRECTION IS EXERCISED
Common Shares		March 7, 2003	38	72,700		*		Nil		

ATTACHMENT: ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): March 14, 2003

ECSO 55-102F6 Rev. 2001 / 6 / 29 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except in accordance with the securities legislation or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [✓]

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Mar 14, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO. 100 STREET Osborne Street N. APT

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] BRITISH COLUMBIA [✓] MANITOBA [✓] NEWFOUNDLAND [✓] NOVA SCOTIA [✓] ONTARIO [✓] QUÉBEC [✓] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		March 14, 2003	38	80,000		*		Nil		

ATTACHMENT: YES [ ] NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/4/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): March 21, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made publicly available pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): Mar 21, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUEBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		March 21, 2003	38	51,100		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): March 27, 2003